Form 20-F
period 2004-10-31
AMADOR GOLD CORP
filed 2005-04-20
CIK 1266833

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 20-F

(Mark One)

[_] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

OR

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended OCTOBER 31, 2004

OR

[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from              to
                                        ------------    ------------

                        Commission File Number: 000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------

                 (Jurisdiction of Incorporation or Organization

          16493-26th Avenue, Surrey, British Columbia, Canada, V3S 9W9
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                NAME OF EACH EXCHANGE
           TITLE OF EACH CLASS                   ON WHICH REGISTERED
           -------------------                   -------------------

                 None                                   None


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                 NOT APPLICABLE
--------------------------------------------------------------------------------

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        As of March 31, 2005: 25,522,915 common shares without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes [X]                    No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 [X]                Item 18 [_]

                       T A B L E   O F   C O N T E N T S

FORWARD LOOKING STATEMENTS.....................................................1

CONVERSION TABLE...............................................................1

GLOSSARY OF TERMS..............................................................1

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE...............................3

ITEM 3   KEY INFORMATION.......................................................3
         A.   Selected Financial Data..........................................3
         B.   Capitalization and Indebtedness..................................6
         C.   Reasons for the Offer and Use of Proceeds........................6
         D.   Risk Factors.....................................................6

ITEM 4   INFORMATION ON THE COMPANY............................................9
         A.   History and Development of the Company...........................9
         B.   Business Overview...............................................11
         C.   Organizational Structure........................................12
         D.   Property, Plants and Equipment..................................12

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................23
         A.   Operating Results...............................................23
         B.   Liquidity and Capital Resources.................................24
         C.   Research and Development, Patents, Licenses, etc................28
         D.   Trend Information...............................................28
         E.   Off-Balance Sheet Information...................................28
         F.   Tabular Disclosure of Contractual Information...................29

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................29
         A.   Directors and Senior Management.................................29
         B.   Compensation....................................................31
         C.   Board Practices.................................................32
         D.   Employees.......................................................33
         E.   Share Ownership.................................................33

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................36
         A.   Major Shareholders..............................................36
         B.   Related Party Transactions......................................37
         C.   Interests of Experts and Counsel................................40

ITEM 8   FINANCIAL INFORMATION................................................40
         A.   Consolidated Statements and Other Financial Information.........40
         B.   Significant Changes.............................................41

                                      (ii)


ITEM 9   THE OFFER AND LISTING................................................43
         A.   Price History...................................................43
         B.   Markets.........................................................44

ITEM 10  ADDITIONAL INFORMATION...............................................44
         A.   Share Capital...................................................44
         B.   Memorandum and Articles of Association..........................44
         C.   Material Contracts..............................................45
         D.   Exchange Controls...............................................47
         E.   Taxation........................................................47
         F.   Dividends and Paying Agents.....................................55
         G.   Statement by Experts............................................56
         H.   Documents on Display............................................56
         I.   Subsidiary Information..........................................56

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........56

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............56

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................57

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS.........................................57

ITEM 15  CONTROLS AND PROCEDURES..............................................57

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.....................................57

ITEM 16B CODE OF ETHICS.......................................................57

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................57

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............58

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
              PURCHASERS......................................................58

                                    PART III

ITEM 17  FINANCIAL STATEMENTS.................................................59

ITEM 18  FINANCIAL STATEMENTS.................................................59

ITEM 19  EXHIBITS ............................................................59

SIGNATURES        ............................................................65

EXHIBIT INDEX

                           FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's uncertainty of future profitability; uncertainty of access to additional capital; competition; risks associated with development, construction and managing mining operations; restrictions and regulatory requirements regarding the mining industry; regulatory uncertainties regarding the mining industry; dependence on joint venture partners for project financing; obtaining mining licenses and managing mining operations; and changes in economic conditions and industry competition. See "Item 3 - Key Information - Risk Factors."

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.


                                CONVERSION TABLE

In this annual report a combination of Imperial and metric measures are used with respect to our mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

IMPERIAL MEASURE      =    METRIC UNIT    METRIC MEASURE  =   IMPERIAL UNIT
-----------------------    -----------    -----------------   -------------
2.47 acres                 1 hectare      0.4047 hectares     1 acre
3.28 feet                  1 metre        0.3048 metres       1 foot
0.62 miles                 1 kilometre    1.609 kilometres    1 mile
1.102 tons (short)         1 tonne        0.907 tonnes        1 ton
0.029 ounces (troy)/ton    1 gram/tonne   34.28 grams/tonne   1 ounce (troy/ton)


                               GLOSSARY OF TERMS

"batholiths,"     A body  of  magmatic  rock  of  any  composition  and  shape emplaced and solidified beneath the surface of the Earth, with a surface area in excess of 100 square kilometres

"conjugate,"      Acute angle intersection

"felsic
intrusion,"        A body  of  magmatic  rock  rich  in  feldspar,
                  felspathoids or quartz (i.e., granite, granatoid)

"grade," The quantity of a mineral resource and the amount of gold and silver (or other products) contained in such resource and includes estimates for mining dilution but not for other processing losses

"mafic," Rock or minerals with high concentrations of magnesium and iron (i.e., basalts, pyroxenes, biotite)

"mineralization," A natural aggregate of one or more valuable minerals

"morphology,"     Shape of object

"ounces,"         Troy ounces

"periodicity,"    Regular or repetitive

"shear," A linear zone of faulting within which the host rock is often broken and fragmented

"strike,"         The geographical alignment of any horizontal line or a plane or surface

"tonne,"          2,205 pounds or 1,000 kilograms

"ultramafic,"     Rock  especially rich in magnesium and iron with no feldspar or quartz (i.e., dunite, peridotites)

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2004, Fiscal 2003 and Fiscal 2002 ended October 31st was derived from the financial statements of the Company which have been audited by Staley, Okada & Partners, Chartered Accountants, as indicated in their audit report which is included elsewhere in this annual report. The selected financial data of the Company for Fiscal 2000 and Fiscal 2001 ended October 31st was derived from the financial statements of the Company which have been audited by MacKay LLP, Chartered Accountants. All amounts are expressed in Canadian dollars.

The financial statements included in this annual report and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are several material differences between Canadian GAAP and United States GAAP as applied to the financial information disclosed or summarized herein. Note 14 to the Company's audited financial statements for Fiscal 2004 ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Company, and a reconciliation to United States GAAP of the Company's net income and stockholders' equity.

The information in the following table was extracted from the more detailed audited financial statements and related notes included herein and should be read in conjunction with such audited financial statements and with the information appearing under Item 5, "Operating and Financial Review and Prospects."

                  TABLE 1: STATEMENTS OF OPERATIONS AND DEFICIT
                        YEARS ENDED OCTOBER 31 (AUDITED)

                                  -----------   -----------   -----------   -----------   -----------
                                     2004          2003          2002          2001          2000
                                  -----------   -----------   -----------   -----------   -----------
Amortization ..................         --            --            --            --             156
Automotive ....................         --            --            --            --           4,103
Bank charges and interest .....          832           620           351           263           617
Consulting fees ...............       46,519        29,232          --            --            4000
Financing fees ................         --         102,500        10,000          --            --
Interest on debt ..............       49,779        24,748         5,406          --            --
Investor relations and
   promotion ..................      132,154        78,260          --            --              20
Legal and accounting ..........       79,570        63,044        30,009         9,616        11,272
Management fees ...............       27,000        44,000        30,000        30,000        35,500
Office and
   miscellaneous ..............       15,108         5,247         2,115         1,579         4,433
Part X11.6 penalty tax ........        3,800          --            --            --            --




Regulatory fees ...............       34,808        15,866        15,311         3,004         2,600
Rent ..........................         --            --            --            --             686
Stock based
   compensation ...............      144,000          --            --            --            --
Telephone and
   communications .............         --            --            --            --             539
Transfer agent fees ...........       10,116         6,811         4,966         4,151         6,235
Recovery of prior year expenses         --          (1,690)         --            --          (4,213)
Less:  interest earned ........       (4,960)       (3,209)         (434)         --            --
                                  -----------   -----------   -----------   -----------   -----------
TOTAL EXPENSES ................      539,000       365,429        97,724        48,613        65,948
                                  -----------   -----------   -----------   -----------   -----------
LOSS BEFORE OTHER ITEMS .......     (539,000)     (365,429)      (97,724)      (48,613)      (65,765)
OTHER ITEMS
Write off of distribution
   rights and patents .........         --            --              (1)         --            --
Write off of marketable
   securities .................         --            --            (100)         --            --
Write off (recovery) of
   mineral property
   expenditures................       11,788      (158,990)         --            --            --
Loss on disposal of capital
   assets .....................         --            --            --            --           1,400
                                      11,788      (158,990)         (101)         --          (1,400)
                                  -----------   -----------   -----------   -----------   -----------
Loss for the period/year ......     (527,212)     (524,419)      (97,825)      (48,613)      (67,165)
Deficit - beginning of
   period/year ................   (3,812,612)   (3,416,958)   (3,364,696)   (3,316,083)   (3,248,918)
Future income tax benefit
   recognized on issuance of
   flow through shares ........      408,000       128,765        45,563          --            --
                                  -----------   -----------   -----------   -----------   -----------
Deficit - end of period/year ..   (3,931,824)   (3,812,612)   (3,416,958)   (3,364,696)   (3,316,083)
                                  -----------   -----------   -----------   -----------   -----------
Loss per share ................   $    (0.04)   $    (0.07)   $    (0.04)   $    (0.02)   $    (0.05)
                                  -----------   -----------   -----------   -----------   -----------


                                     US GAAP

                                  -----------   -----------   -----------   -----------   -----------
Loss for the period - US GAAP     (1,983,032)   (1,368,429)     (264,874)      (48,613)      (67,165)

Loss per share - US GAAP          $    (0.14)   $    (0.17)   $    (0.10)   $    (0.02)   $    (0.05)
                                  -----------   -----------   -----------   -----------   -----------


                             TABLE 2: BALANCE SHEETS
                        YEARS ENDED OCTOBER 31 (AUDITED)

                                      2004         2003          2002          2001           2000
                                  -----------   ----------    -----------   ----------    ----------
Assets:
Cash and cash equivalent ......        23,017       98,463        68,123         1,778         1,457
Tax credits recoverable .......        12,909         --            --            --            --
Goods and services tax
   recoverable ................         6,588        3,915        12,729           815          --
Prepaid expenses ..............         5,600          433          --             100           100
Mineral properties and
   deferred exploration costs .     2,466,879    1,011,059       167,049          --            --





Equipment .....................         1,552         --            --            --            --
Other long term assets ........          --           --            --               1             1
                                  -----------   ----------    -----------   ----------    ----------
TOTAL ASSETS ..................     2,516,545    1,113,870       247,901         2,694         1,558
                                  -----------   ----------    -----------   ----------    ----------
Accounts payable and accrued
   liabilities ................        51,353       67,447        36,055        19,989        13,049
Accrued liabilities ...........        12,000         --            --            --            --
Due to related party ..........        10,688        3,946          --          50,309         7,500
Promissory note payable .......          --        350,000          --            --            --
Convertible debenture .........          --        125,000       125,000          --            --
                                  -----------   ----------    -----------   ----------    ----------
TOTAL LIABILITIES .............        74,041      546,393       161,055        70,298        20,549
                                  -----------   ----------    -----------   ----------    ----------
Share capital .................     6,374,328    4,380,089     3,503,804     3,297,092     3,297,092
Deficit .......................    (3,931,824)  (3,812,612)   (3,416,958)   (3,364,696)   (3,316,083)
Total Shareholders' equity
   (deficit) ..................     2,442,504      567,477        86,846       (67,604)      (18,991)
                                  -----------   ----------    -----------   ----------    ----------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY .......     2,516,545    1,113,870       247,901         2,694         1,558
                                  -----------   ----------    -----------   ----------    ----------
Number of Shares, Issued ......    17,267,227   10,067,227     5,128,401     2,309,651     2,309,651(1)
                                  -----------   ----------    -----------   ----------    ----------

(1)      7:1 consolidation

                                     US GAAP

                                   ----------   ----------    ----------    -----------   ----------
Mineral properties and
   deferred exploration costs -
   US GAAP .....................         --            --            --            --            --
Total Shareholders' deficit -
   US GAAP .....................   (6,398,703)  (4,823,671)   (3,584,007)   (3,364,696)   (3,316,083)

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

         Year Ended October 31st

          2004           2003         2002          2001         2000
         ------         ------       ------        ------       ------
         1.3145         1.4431       1.5735        1.5403       1.4747

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

                                                High                 Low
                                            ------------        ------------
March 2005 ....................             $     1.2463        $     1.2017
February 2005 .................             $     1.2562        $     1.2294
January 2005 ..................             $     1.2422        $     1.1982
December 2004 .................             $     1.2401        $     1.1856
November 2004 .................             $     1.2263        $     1.1813
October 2004 ..................             $     1.2726        $     1.2209

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this annual report all references herein are to Canadian Dollars.

The noon rate of exchange on April 13, 2005, as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.2365 (US$1.00 = Cdn$1.2365).

B.       CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.       RISK FACTORS

Any investment in the Company's shares involves a high degree of risk. An investor should consider carefully the following information before deciding to buy the Company's common shares. If any of the events discussed in the following risk factors actually occurs, the Company's business, financial condition or results of operations would likely suffer. In this case, the market price of the Company's shares could decline, and the investor could lose all or part of its investment in the Company's shares. In particular, a prospective should consider carefully the following risk factors:

EXPLORATION EFFORTS MAY BE UNSUCCESSFUL:

Investors in the Company could lose their entire investment. Most exploration projects do not result in the discovery of commercially minable ore deposits. The Company might not identify any mineral deposit that qualifies as a commercially minable (or viable) ore body that could be legally and economically exploited.

NO ONGOING MINING OPERATIONS:

The Company is in an advanced exploration stage and has no mining operations of any kind. At this stage of exploration, the Company has not made a decision if actual mining operations will ever commence. Should the Company decide to enter into the mining business there are a number of factors beyond the Company's control including changes in economic conditions, intense industry competition, variability and operating cost, changes in government resulting in changes in rules and regulations of numerous regulatory authorities that the Company would have to consider.

LACK OF EARNINGS AND CASH FLOW:

The Company has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow could force the Company to cease operations and investors in the Company will lose their entire investment. As at January 31, 2005 (unaudited), the Company's deficit was $(3,877,490).

UNCERTAINTY OF CONTINUING AS A GOING CONCERN:

The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. Because of this uncertainty, there is doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

NO PROVEN RESERVES:

The Company currently has few tangible assets and no proven reserves. If the Company does not discover proven reserves on its properties the Company will have to cease operations and investors will lose their entire investment. The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. No probable reserves have been identified to date.

NO GUARANTEE OF CLEAR TITLE TO MINERAL PROPERTIES:

If titles to the properties in which the Company has an interest are not valid, the Company will be forced out of business and investors will lose their entire investment.

MINERAL EXPLORATION IS SUBJECT TO SIGNIFICANT OPERATING HAZARDS AND RISKS:

Mineral exploration, development and production involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Environmental hazards, industrial accidents, unusual or unexpected geological formations and bullion losses due to theft, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs. Operations in which the Company has an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of copper, gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage.

FLUCTUATING METALS PRICES:

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations about the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis. The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. These fluctuations and uncertainties can undermine the Company's financial condition and increase the risk and vulnerability of an investment in the Company's common shares.

THE  COMPANY'S  SUCCESS  DEPENDS  ON  PERFORMANCE  AND  SERVICE  OF  INDEPENDENT
CONTRACTORS:

The Company's success depends to a significant extent on the performance and continued service of independent contractors. The Company has contracted the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could delay the exploration projects on the Company's properties resulting in a reduction of share value.

UNCERTAINTY OF OBTAINING ADDITIONAL FUNDING REQUIREMENTS:

The Company has no earnings and will therefore require financing to complete its intended exploration programs. To date the Company has funded its exploration programs through the issuance of its equity securities, and the Company will continue to need to fund its exploration programs in this manner until such time, if ever, that it generates revenues and profits. The Company is required to make additional cash payments on its KPM property to the original vendors of $250,000 coming due in 2005 and $500,000 coming due in 2006, 2007, 2008 and
2009. In addition, the Company plans to initiate further exploration on the KPM property that will include definition drilling and outline new high grade shoots on the Cedar Island Mainland Zone and evaluate the gold potential of high priority regional targets. The work is expected to commence in the summer 2005. The Company will be required to raise funds for this program of approximately $1,000,000. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to lose all or a portion of their investment.

POSSIBLE DILUTION TO PRESENT AND PROSPECTIVE SHAREHOLDERS:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the payment of cash, issuance of securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, will result in dilution to present and prospective holders of common stock.

RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION:

The Company's stock is subject to "penny stock" rules as defined in Rule 3a51-1 under the United States Securities Exchange Act of 1934, as amended, and because of the constraints on trading resulting from the "penny stock" definition investors will encounter difficulty in selling their stock. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

LIMITED AND VOLATILE TRADING VOLUME:

Although the Company's shares trade on the TSX Venture Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

VOLATILITY OF SHARE PRICE:

In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During Fiscal 2004, the Company's share price fluctuated between a low of $0.12 and a high of $0.63. Subsequent to Fiscal 2004, the Company's share price has fluctuated between a low of $0.085 and a high of $0.15. Significant fluctuation in the Company's share price is likely to continue, and could potentially increase, in the future.

DIFFICULTY FOR U.S. INVESTORS TO EFFECT SERVICE OF PROCESS AGAINST THE COMPANY:

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. All of the Company's directors and officers are residents of Canada and substantially all of the Company's assets are located outside of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

POSSIBLE DIFFICULTIES IN OBTAINING REQUIRED PERMITS AND LICENSES:

For the scheduled winter exploration drill program, no permits or licenses are required. The Company's future operations may require it to obtain licenses and permits from various governmental and regulatory authorities. The Company's ability to conduct exploration, development and mining operations in the future could be impeded if it is unable to obtain required licenses and permits.

ITEM 4   INFORMATION ON THE COMPANY

Refer to the "Glossary of Terms" on page 1 of this annual report for details of geological terms.

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

CORPORATE BACKGROUND

The Company was incorporated on October 24, 1980 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the COMPANY ACT (British Columbia) under the name "Golden Trend Energy Ltd.". It changed its name to "World Power Bike Inc." on January 9, 1991. On March 13, 2000, the Company changed its name to "Parkside 2000 Resources Corp." and the outstanding common shares were consolidated on a one for seven basis in order to make the Company's share capital more attractive to potential investors. On May 16, 2003, the Company changed its name to "Amador Gold Corp." to be more consistent with the Company's business objectives.

On March 29,  2004,  the  British  Columbia  legislature  enacted  the  BUSINESS
CORPORATIONS ACT (British Columbia) and repealed the COMPANY ACT (British Columbia). At an annual/special general meeting of shareholders to be held on May 11, 2005, shareholders will be asked to approve:

a) a special resolution to remove the application of the pre-existing company provisions, as defined in the BUSINESS CORPORATIONS ACT (British Columbia);

b) a special resolution to alter the Company's share structure to an unlimited number of common shares without par value; and

c)       a special resolution to approve new articles for the Company.

The Company's common shares are listed on the TSX Venture Exchange ("TSXV"), which classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the trading symbol of "AGX" and is classified as a Tier 2 company.

The Company's head office is located at 16493-26th Avenue, Surrey, British Columbia, Canada, V3S 9W9 (Telephone: 604-536-5357; Facsimile: 604-536-5358). The Company's e-mail address is: info@amadorgoldcorp.com and its website is: www.amadorgoldcorp.com. The Company's registered office is located at 1100-888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4 (Telephone:
604-687-7077, Facsimile: 604-687-7099). The Company's U.S. counsel, Miller & Holguin, is located at 1801 Century Park East, 7th Floor, Los Angeles, California, U.S.A. 90067 (Telephone: 310-556-1990; Facsimile: 310-557-2205).

The contact person in Vancouver, British Columbia, Canada is: Mr. Rupert L. Bullock, President.

BUSINESS DEVELOPMENTS DURING FISCAL 2004

KPM PROPERTY

On January 31, 2003, the Company entered into option agreements to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004.

TODD TOWNSHIP PROPERTY

On June 23, 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario.

MASKOOTCH LAKE PROPERTY

On June 23, 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario.

GLASS CLAIMS PROPERTY

On August 31, 2004, the Company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Up until July 2002, the Company was essentially dormant and reactivated itself by acquiring a joint venture interest in the BX Property from Goldrea. The Company made expenditures of approximately $150,000 in the summer and fall of 2002 exploring (drilling etc.) this property, which resulted in the Company acquiring a 10% interest. In May 2003, the Company terminated its option agreement with Goldrea in order to focus on its KPM Property which it acquired by a letter of intent in October 2002, followed by formal option agreements in January 2003, as amended on August 10, 2004 ("KPM Option Agreements"), under which the Company has made option payments totaling $225,000 in February 2003, $250,000 in August 2003 and $250,000 in
August 2004. A finder's fee with respect to acquisition and exploration expenditures under the KPM Option Agreements of $33,482 was paid or accrued to January 31, 2005. During fiscal 2004, the Company made expenditures of approximately $1,085,000, which was used for a 10,000 metre diamond drill program on the Company's KPM Property.

The Company also paid the first option payment of $3,000 for the Todd Township Property, $5,000 for the first option payment on the Maskootch Lake Property and $8,000 for the first option payment on the Glass Township Property.

B.       BUSINESS OVERVIEW

OPERATIONS AND PRINCIPAL ACTIVITIES

The Company is a natural resource company engaged in the acquisition, exploration of mineral resource properties, principally for copper and gold, in Canada and its properties do not contain a known commercially viable minable deposit. A commercially viable mineral deposit does not exist on any of the Company's properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

PRINCIPAL MARKETS AND COMPETITIVE CONDITIONS

While the Company has not received any revenue from its current operations, it anticipates its markets if and when they develop will be based on Comex and/or London Metal Exchange (LME) prices.

The Company competes with other natural resource and mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

SEASONALITY

Mineral exploration in Canada is seasonal in nature due to the fact that weather conditions may make properties inaccessible. In addition, during periods of good weather conditions there is great demand for available crew and equipment such as drilling rigs, geological crews and airplanes. Large portions of the Company's KPM Property can only be drilled when swamps are frozen and access is provided for heavy equipment.

MARKETING CHANNELS

The Company is not currently marketing any mineral products.

GOVERNMENT REGULATIONS

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Company holds its mineral claims. The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing. The Company is not required to obtain a work permit for exploration activities on its Ontario property but is required to notify the government of the work being undertaken.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act and the Gasoline Handling Act.

The Company is currently in compliance with the above regulations.

C.       ORGANIZATIONAL STRUCTURE

Not Applicable

D.       PROPERTY, PLANTS AND EQUIPMENT

The Company does not own most of its tangible personal property used to conduct its business. The Company's infrastructure is largely provided under management agreements.

The Company's corporate offices are located in Surrey, British Columbia, Canada. Until December 31, 2002, the Company had a management agreement dated August 1, 2000 with Bullock Consulting Ltd. ("BCL"), a company owned 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, which obligated BCL to provide day-to-day management services as well as office facilities (located in the residence of the President), accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,500 per month (plus Goods and Services Tax - GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. From August 1, 2000 until December 31, 2002, BCL was paid a total of $72,500 (29 months x $2,500/month), plus GST.

On January 1, 2003, the Company entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a Director of the Company, to provide management services to the Company in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Company. This monthly amount was reduced to $3,500 effective September 1, 2003. By mutual agreement, this agreement terminated on December 31, 2003.
The Company currently has a management agreement with BCL dated January 1, 2004, which obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. From January 1, 2004 to March 31, 2005, BCL has received $26,000 plus GST under this management agreement.

The Company's only material asset is the exploration property, the KPM Property located in Kenora, Ontario, described below. During fiscal 2004, the Company was granted options on three other mineral properties, described below.

KPM PROPERTY, KENORA, ONTARIO

DETAILS OF ACQUISITION

On January 31, 2003, the Company entered into an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004 (paid), and  2005,  $500,000  on each of August  27,  2006,  2007,  2008,  and 2009.  As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. There is an additional amount of $50,000 due on December 31, 2004 (paid). The Company has staked an additional 11 mineral claims (6 claims in fiscal 2003 and 5 claims in fiscal 2004) adjacent to the Kenora Property

A finder's fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($33,482 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire the following patented claims from Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL  2413),  D-203 SW,  D-204
         (K-2460),   D-212,  D-213  (K-2462),   D-214  (K-2938),  D-215
         (K-2548),  D-216,  D-217,  D-228  (K-2978-79),  D-229,  D-233,
         D-265, D-140 (K-1269), S-74, S-97 (K-3055-58),  S-151 PARTIAL,
         MIN. LOC. D-195,  D-147,  D-148,  D-239,  D-389, S-109, S-126,
         S-150, D-203 (K-2461)

The Company has an option to acquire the following patented claims from Machin:

         D-199, D-202, M-11, S-105, D-218 (K-1317 ET AL NORTH), K-13487
         NORTH, K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E PARCEL 4802

The Company has an option to acquire the following mineral claims from Machin:

         1203021
         3004923

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

HISTORY AND PREVIOUS WORK

Exploration on the KPM Property dates back to 1896 when the Cornucopia Mine, later renamed the Cedar Island Mine, was discovered and developed. Total production from the mine was 16,997 tonnes of ore grading 10.0 grams per tonne gold. Some trenching in the early 1980's showed a possible extension of the vein system on the adjoining mainland from Cedar Island. The KPM Property was optioned to Bond Gold Canada Limited (formerly St. Joe Canada Inc.) in 1985. Bond Gold completed 35,290 meters of drilling in 155 holes on the KPM Property between 1986 and 1989. The majority of the drilling was on the Cedar Island Mainland Zone (114 holes) along a strike distance of one kilometer and to a maximum vertical depth of 350 meters.

The KPM Property has previously producing mines within its boundaries including production of:

         Cedar Island Mine - 16,997 tonnes at 10.0 grams per tonne gold

         Mikado Mine - 57,813 tonnes at 17.0 grams per tonne gold

         Olympia Mine - 11,353 tonnes at 7.8 grams per tonne gold

PROPERTY GEOLOGY AND MINERALIZATION

The KPM Property straddles an old volcanic greenstone belt and the contact with a younger felsic intrusion. Over 90% of the gold occurrences in the area are hosted by the lower mafic-ultramafic series and over 90% of the gold produced in the Lake of the Woods area has come from within 3.5 kilometres of the granotoid batholiths. The KPM Property is in an area overlapping the batholiths. The felsic intrusion is considered the source of the mineralizing fluids that formed several past producing gold mines and current gold prospects within the KPM Property boundary.

The results of the previous work conducted show several prospective mineralized areas including:

1. Mainland and Breccia Zones which is an extension of the Cedar Island Mine which has had a total of 114 diamond drill holes;

2.       Grano Zone which has had a total of 22 drill holes;

3.       McKinnon Reef Zone which has had a total of 4 drill holes;

4.       Old Ontario Occurrence which has had a total of 3 drill holes;

5.       No. 3 Vein Shaft which has had 1 drill hole; and

6.       Bullion Occurrence which has had 1 drill hole.

The portion of the KPM Property that the Company acquired from Machin has had no significant work conducted on it, other than the work recently completed, as disclosed below. Higher grade intercepts on the Mainland and Breccia Vein are located along the boundary of this ground.

EXPLORATION POTENTIAL AND WORK PROGRAM

The Company's 2004 diamond drill program conducted by Kevin Leonard, a licensed (License #1346) geologist from the State of Washington, U.S.A., the Company's project geologist, completed 36 holes totaling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

                                                        Gold
                                                        Assay       Composite
                                                        Core        Gold Grade
                                                       Length       True Width
Hole No.    Location          From(m)      To(m)       (g/t/m)       (g/t/m)
--------    ------------      ------       ------     ----------    ---------
SL04-153    20203E/9655N      346.60       347.20      3.68/0.60
                              347.20       347.80      0.84/0.60    2.26/1.02
--------    ------------      ------       ------     ----------    ---------
SL04-154    20150E/9637N      433.00       433.40      1.00/0.40
                              433.40       434.40      1.30/1.00    1.21/1.20
--------    ------------      ------       ------     ----------    ---------
SL04-155    20250E/9595N      410.26       410.76      6.98/0.50
                              410.76       411.09      0.66/0.30
                              411.09       411.71      3.04/0.60    2.63/1.20
--------    ------------      ------       ------     ----------    ---------
SL04-156    20100E/9676N      372.00       372.60      0.04/0.60
                              372.60       373.00      3.52/0.40    1.17/1.02
--------    ------------      ------       ------     ----------    ---------
SL04-157    20203E/9645N      454.30       455.00      0.21/0.70    0.21/0.42
--------    ------------      ------       ------     ----------    ---------
SL04-158    20100E/9674N      449.00       450.00      0.21/1.00
                              450.00       451.00      1.12/1.00    0.66/1.71
--------    ------------      ------       ------     ----------    ---------
SL04-159    20300E/9604N      337.20       337.60      3.06/0.40
                              337.60       338.20      3.34/0.60    3.23/0.85
--------    ------------      ------       ------     ----------    ---------
SL04-160    20050E/9717N      344.60       345.33      0.78/0.73
                              345.33       346.07      0.66/0.74
                              346.07       347.00      1.17/0.93    0.80/2.28
--------    ------------      ------       ------     ----------    ---------
SL04-161    20300E/9604N      471.40       471.80      4.07/0.40
                              471.80       472.30     16.35/0.50
                              472.30       473.10      0.71/0.40    7.18/1.20
--------    ------------      ------       ------     ----------    ---------
SL04-162    20050E/9677N      461.35       461.91      3.77/0.57
                              461.91       462.31      0.14/0.40    2.27/0.83
--------    ------------      ------       ------     ----------    ---------
SL04-163    20400E/9530N      435.00       435.40      0.19/0.40
                              435.40       435.80     18.95/0.40    5.20/1.00
--------    ------------      ------       ------     ----------    ---------
SL04-164    20350E/9565N      384.53       384.98      0.17/0.45
                              384.98       385.68      6.94/0.70    4.20/1.00
--------    ------------      ------       ------     ----------    ---------
SL04-165    20400E/9528N      512.20       512.80      0.23/0.60
                              512.80       513.20      0.05/0.40    0.23/0.51
--------    ------------      ------       ------     ----------    ---------


The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 metres to a vertical depth of 423 metres. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 metres true width at a vertical depth of 402 metres. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 metres in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

         SUMMARY OF CEDAR ISLAND MAINLAND ZONE - EAST EXTENSION RESULTS

                                                        Gold
                                                        Assay       Composite
                                                        Core        Gold Grade
                                                       Length       True Width
Hole No.    Location          From(m)      To(m)       (g/t/m)       (g/t/m)
--------    ------------      ------       ------     ----------    ---------
SL04-172    21210E/9740N      110.00       110.40      0.14/0.40
                              110.40       110.80      4.87/0.40    2.51/0.68
--------    ------------      ------       ------     ----------    ---------
SL04-174    21125E/9690N      140.90       141.30      1.25/0.40    1.25/0.34
--------    ------------      ------       ------     ----------    ---------
SL04-176    21080E/9700N      177.00       177.40      0.01/0.40
                              177.40       178.10      3.03/0.70    3.03/0.60
--------    ------------      ------       ------     ----------    ---------
SL04-178    21025E/9720N       89.20        89.60      0.78/0.40
                               89.60        90.10      0.21/0.50
                               90.10        90.50      0.19/0.40    0.38/1.11
--------    ------------      ------       ------     ----------    ---------


The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 metres in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an `indicated' category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET

                                                        Gold
                                                        Assay        Composite
                                                        Core         Gold Grade
                                                       Length        True Width
Hole No.    Location          From(m)      To(m)       (g/t/m)        (g/t/m)
--------    ------------      ------       ------    -----------    ----------
SL04-166    20290E/9910N       21.49        22.00      7.97/0.51
                               22.00        22.40      1.61/0.40
                               22.40        22.80      1.86/0.40     4.15/1.12

                               40.05        40.90      5.64/0.85     3.41/1.20
--------    ------------      ------       ------    -----------    ----------
SL04-167    20290E/9909N       55.00        55.50      2.79/0.50
                               55.50        56.00     12.80/0.50
                               56.00        56.50    278.50/0.50*
                               56.50        57.00      2.16/0.50
                               57.00        57.50     93.81/0.50*
                               57.50        58.00      4.43/0.50
                               58.00        58.50      0.87/0.50
                               58.50        59.00      9.45/0.50
                               59.00        59.50     10.12/0.50
                               59.50        60.00      0.62/0.50
                               60.00        60.50      0.63/0.50
                               60.50        61.00     12.90/0.50
                               61.00        61.50      3.43/0.50
                               61.50        62.00      5.28/0.50
                               62.00        62.50     14.24/0.50
                               62.50        63.00     11.15/0.50
                               63.00        63.50      1.38/0.50
                               63.50        64.00      1.69/0.50
                               64.00        64.50      2.54/0.50    22.43/9.10
                               64.50        65.00      3.15/0.50    16.18/9.10*
                               65.00        65.70       7.1/0.70      (*Cut)
--------    ------------      ------       ------    -----------    ----------
SL04-168    20290E/9855N      100.50       101.00     13.11/0.50
                              101.00       101.50     17.96/0.50    23.16/1.86
                              101.50       102.00     67.32/0.50*   15.60/1.86*
                              102.00       102.50      1.94/0.68      (*Cut)
--------    ------------      ------       ------    -----------    ----------
SL04-169    20290E/9854N      106.03       106.79      3.79/0.76
                              106.79       107.60      8.61/0.81
                              107.60       108.60      0.08/1.00
                              108.60       109.00     12.47/0.40     5.02/2.54
--------    ------------      ------       ------    -----------    ----------
SL04-170    20290E/9853N      112.10       112.60      1.18/0.50    23.95/1.20
                              112.60       113.00     81.15/0.40*   10.55/1.20*
                              113.00       113.50      0.94/0.50      (*Cut)
--------    ------------      ------       ------    -----------    ----------
SL04-171    20290E/9853N      135.23       136.00      2.22/0.77
                              136.00       136.89      1.38/0.89
                              136.89       137.29     17.11/0.40     7.58/1.10
--------    ------------      ------       ------    -----------    ----------

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET
                                  (continued)

                                                        Gold
                                                        Assay        Composite
                                                        Core         Gold Grade
                                                       Length        True Width
Hole No.    Location          From(m)      To(m)       (g/t/m)        (g/t/m)
--------    ------------      ------       ------    -----------    ----------
SL04-173    20286E/9757N      211.02       211.52     18.92/0.50
                              211.52       212.00     19.93/0.48
                              212.00       212.50     26.49/0.50
                              212.50       213.00     10.40/0.50
                              213.00       213.50      1.34/0.50
                              213.50       214.00      1.98/0.50    13.13/2.54
--------    ------------      ------       ------    -----------    ----------
SL04-175    20286E/9757N      230.90       231.60      6.13/0.70
                              231.60       232.45      0.33/0.85
                              232.45       233.27      2.54/0.82     2.81/2.02
--------    ------------      ------       ------    -----------    ----------
SL04-177    20286E/9756N      247.60       248.00      2.76/0.40
                              248.00       248.74      1.43/0.74
                              248.74       249.26      8.02/0.52
                              249.26       249.70      2.95/0.44     3.63/1.79
--------    ------------      ------       ------    -----------    ----------
SL04-179    20286E/9756N      255.00       255.75     16.06/0.75
                              255.75       256.35      2.86/0.60    10.19/1.15
--------    ------------      ------       ------    -----------    ----------
SL04-180    20270E/9880N       79.40        79.80      1.89/0.40
                               79.80        80.20     69.72/0.40*   18.40/1.45
                               80.20        80.60      4.82/0.40    10.07/1.45*
                               80.60        81.10      1.43/0.50    (*Cut)
--------    ------------      ------       ------    -----------    ----------
SL04-181    20290E/9755N      300.94       302.00      3.64/1.06
                              302.00       302.52      3.75/0.52     3.67/1.35
                              303.40       303.80      6.78/0.40
                              303.80       304.64      2.49/0.84     3.87/1.06
                              305.77       306.66      2.05/0.89
                              306.66       307.06      6.16/0.40     3.32/1.10
--------    ------------      ------       ------    -----------    ----------
SL04-182    20270E/9879N       82.20        82.90     38.79/0.70*
                               82.90        83.50      2.78/0.60    16.96/1.96
                               83.50        83.90      1.33/0.40    15.59/1.96*
                               83.90        84.50     16.10/0.60       (*Cut)
--------    ------------      ------       ------    -----------    ----------
SL04-183    20270E9879N       105.10       105.70     21.61/0.60
                              105.70       106.10      5.60/0.40    10.82/1.20
--------    ------------      ------       ------    -----------    ----------
SL04-184    20250E/9855N      120.60       121.00     67.90/0.40*
                              121.00       121.50      9.99/0.50    29.71/1.79
                              121.50       122.30     34.86/0.80*   23.09/1.79*
                              122.30       122.70      5.89/0.40       (*Cut)
--------    ------------      ------       ------    -----------    ----------
SL04-185    20310E/9855N      104.12       104.62     10.41/0.50
                              104.62       105.12     12.40/0.50
                              105.12       105.57     13.98/0.45
                              105.57       106.09      2.56/0.52     9.66/1.68
                              115.50       116.00     20.73/0.50     7.38/1.20
                              128.00       128.84     12.18/0.84     7.28/1.20
--------    ------------      ------       ------    -----------    ----------

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET
                                  (continued)

                                                        Gold
                                                        Assay        Composite
                                                        Core         Gold Grade
                                                       Length        True Width
Hole No.    Location          From(m)      To(m)       (g/t/m)        (g/t/m)
--------    ------------      ------       ------    -----------    ----------
SL04-186    20230E/9855N      128.35       128.75      1.07/0.40
                              128.75       129.15     21.61/0.40
                              129.15       129.85     33.41/0.70    21.63/1.28

                              132.60       133.00     13.41/0.40
                              133.00       133.40      5.56/0.40     5.37/1.20
--------    ------------      ------       ------    -----------    ----------
SL04-187    20332E/9855N       75.85        76.39      1.67/0.54
                               76.39        77.00      4.13/0.61
                               77.00        77.60      4.62/0.60     3.54/1.49
--------    ------------      ------       ------    -----------    ----------
SL04-188    20352E/9865N       60.20        60.90      1.58/0.70
                               60.90        61.30      0.40/0.40
                               61.30        61.70     19.85/0.40     6.14/1.28
--------    ------------      ------       ------    -----------    ----------


The 9 East Target was tested over a strike length of 120 metres at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 metres. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 metres. The highly anomalous intersection showing 9.1 metres true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-UchiConfederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1M. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

GLASS TOWNSHIP, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of 100,000 shares of the Company and payment of $93,000 ($8,000 paid subsequent to year end) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 0.5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange on November 2, 2004.

                 MAP OF TODD, MASKOOTCH LAKE AND KPM PROPERTIES
                                ONTARIO, CANADA

Graphic is included as Exhibit 15.1 to this Form 20-F.

                       GENERAL GEOLOGY MAP, KPM PROPERTY
                            KENORA, ONTARIO, CANADA

Graphic is included as Exhibit 15.2 to this Form 20-F.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the year ended October 31, 2004, the year ended October 31, 2003 and the year ended October 31, 2002 should be read in conjunction with our financial statements and related notes included therein. The Company's financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to Canadian GAAP. In addition, shareholders' equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred. Note 14 of the October 31, 2004 financial statements sets forth the material differences between Canadian and U.S. GAAP.

THE COMPANY EXPLORES FOR MINERALS AND DOES NOT HAVE ANY PROPERTIES THAT ARE IN PRODUCTION. THE COMPANY HAS NO EARNINGS AND, THEREFORE, FINANCES THESE EXPLORATION ACTIVITIES BY THE SALE OF ITS EQUITY SECURITIES. The key determinants of its operating results are the following:

(a) the state of capital markets, which affects our ability to finance our exploration activities;

(b) the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c)      market prices for gold and other precious metals and minerals.

A.       OPERATING RESULTS

FISCAL YEAR ENDED OCTOBER 31, 2003 VS. FISCAL 2002

The Company had no revenue and realized a loss for the year of $(524,419) for the twelve-month period ended October 31, 2003 compared to $(97,825) in the twelve-months ended October 31, 2002. The 2003 loss includes a write-off of mineral properties of $158,990 (BX Property). The main expenses were for management fees of $44,000 (2002 - $30,000), which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $63,044 (2002 - $30,009) for legal and accounting, $15,866 (2002 - $15,311) for regulatory fees and $6,811 (2002 - $4,966) for transfer agent fees. The large increase in legal and accounting fees was due to preparation of a Form 20-F Registration Statement to become a U.S. reporting company under the Securities Exchange Act of 1934, which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) financing fees of $102,500 (2002 - $10,000) for private placements to raise money for property option expense and drilling programs on the KPM property; (b) investor relations of $78,260 (2002 - $Nil) as the Company has materials prepared for display and hand out at various investment forums across North America that directors travel to; and (c) interest on debt of $24,748 (2002 - $5,406) which is related to interest on the promissory note and convertible debenture.

Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. These exploration costs, net of mineral costs written off during the year, totaled $1,455,820 for fiscal 2004 as compared to $1,003,000 for fiscal 2003, a $452,820 increase from year to year. If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP. As a result, net loss under U.S. GAAP for fiscal 2004 would be $(1,983,032) (versus $(527,212) under Canadian GAAP), as compared to $(1,368,429) under U.S. GAAP for fiscal 2003 (versus $(524,419) under Canadian GAAP), representing an increase of $(844,010) from year to year under U.S. GAAP. Net loss per share under U.S. GAAP for fiscal 2004 would be $(0.14) (versus $(0.04) under Canadian GAAP), as compared to $(0.17) under U.S. GAAP for fiscal 2003 (versus $(0.07) under Canadian GAAP), representing an increase of $(0.10) from year to year under U.S. GAAP. The Company did not incur any exploration costs related to our mineral properties during fiscal 2002.

FISCAL YEAR ENDED OCTOBER 31, 2004 VS. FISCAL 2003

The Company had no revenue and realized a loss for the year of $(527,212) for the twelve-month period ended October 31, 2004 compared to $(524,419) in the twelve-months ended October 31, 2003. The 2004 loss includes a recovery of mineral property expenditures of $11,788. The main expenses were for management fees of $27,000 (2003 - $44,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,570 (2003 - $63,044) for legal and accounting, $34,808 (2003 - $15,866) for regulatory fees and $10,116 (2003 - $6,811) for transfer agent fees. The large increase in legal and accounting fees was due to continued preparation of a Form 20-F Registration Statement, which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) investor relations of $132,154 (2003 - $78,260) as the Company had materials prepared for display and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $49,779 (2003 - $24,748) which is related to interest on the promissory note and convertible debenture.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2002

At the beginning of Fiscal 2002, the Company was essentially inactive. It had cash of $1,778. During the year, it obtained two loans totaling $175,000, of which one for $50,000 was repaid from the proceeds of a private placement of $200,000. The Company obtained a mineral property for $10,000 and spent $152,049 exploring it. The loss for the year was $(97,825).

On December 28, 2001, trading in the Company's common shares was halted pending receipt and review of acceptable documentation regarding the change of business and/or reverse take-over pursuant to applicable policies of the Canadian Venture Exchange (now the TSX Venture Exchange) based on the Company's agreement to purchase all of the issued and outstanding shares in the capital of a private British Columbia company (the "COB").

In the first part of fiscal 2002, the Company had no operating business and no assets. The Company was classified in the industrial industry; however, during the fiscal year the Company received disinterested shareholder approval to a change of business to natural resources.

In May 2002, the Company entered into an option agreement to explore and develop some mineral claims located in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 hectares during the course of the fiscal 2002 work program. The Company was the operator of the project and was required to make cash payments of $100,000 (of which $10,000 was paid in fiscal 2002), issue 450,000 common shares (of which 50,000 common shares were issued in fiscal
2002), and incur exploration expenditures of $1,100,000 (of which $150,000 was expended in fiscal 2003) to earn a 50% interest.

As part of the COB, on July 10, 2002, the Company issued two promissory notes in the aggregate amount of $175,000 to finance the BX Property located in the Liard Mining Division, British Columbia (the "Loans"). The Loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demanded payment by notice in writing if the Company had not commenced trading on the TSX Venture Exchange (the "Exchange") on or before September 30, 2002 or (b) the date which was two years from the date the Loans were advanced. In consideration for providing the Loans, the Company agreed to issue to the lenders the maximum number of shares allowable by the Exchange pursuant to its policies, the number of which shall have a market value of not more than 20% of the amount of the Loans. Market value was determined based on the closing price of the Company's shares on the Exchange on the 10th trading day after the resumption of trading of the Company's shares on the Exchange. Resumption of trading took place on August 26, 2002; therefore the number of shares to be issued was determined on September 9, 2002. Based on the $0.10 closing price of the Company's shares on September 9, 2002, one of the lenders ($50,000) received 100,000 shares of the Company. The $50,000 note was repaid in cash, including interest of $1,194, on October 22, 2002.

On September 10, 2002, the Company entered into a debt settlement agreement with Bullock Consulting Ltd. ("BCL"), a private company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, to settle debt in the amount of $66,875. A total of 668,750 shares of the Company were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares were subject to a hold period expiring on February 8, 2003.

On October 16, 2002, the second note, for $125,000, was converted into a Series "A" convertible debenture (the "Debenture"), with a 1,250,000 detachable share purchase warrant (the "Warrant") with an exercise price of $0.10 per share until July 23, 2004. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into common shares of the Company at a conversion rate equal to the market price (as defined by the policies of the Exchange) of the Company's shares at the time of conversion. At October 31, 2002, 1,250,000 of these warrants remained outstanding.

On October 18, 2002, the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 34 patented claims and one mineral claim 60 kilometers west of Kenora, Ontario. Consideration consists of $35,000 to the assignor (paid subsequent to the year end), $225,000 before February 14, 2003 (paid by the Company), $250,000 before August 27, 2003 (paid by the Company), $250,000 on August 27, 2004, $250,000 on
August 27, 2005 and $2,000,000 before August 27, 2006. In addition, there is a royalty payable of between 1% and 2%. A finder's fee is payable with respect to the option agreement as follows: 7.5% of the first $300,000 consideration ($19,500 paid subsequent to the year end), 5% on the next $700,000, 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000. To date, a total of $32,500 has been paid by the Company to the finder based on consideration paid in the amount of $500,000.

During the year ended October 31, 2002, in connection with private placements, the Company received gross proceeds of $200,000 and issued a total of 2,000,000 common shares. Of these, 1,150,000 common shares were issued for $115,000 of flow-through funds. The Company also issued 2,000,000 warrants for the purchase of up to 2,000,000 common shares at $0.10 per common share until October 7, 2004.

The Company paid a finder's fee of $16,692. At October 31, 2002, 2,000,000 of these warrants remained outstanding.

The amount of cash and cash equivalents on hand at the end of October 31, 2002 was $68,123 (2001 - $1,778). The amount due to related party of $50,309 in the year ended October 31, 2001 was due to BCL, which had been paying the ongoing expenses of the Company for over 1 1/2 years and includes management fees for 2 years.

At October 31, 2002, the Company had working capital of $44,797 (2001 - ($67,605)) and 2000 - ($18,992)).

FISCAL 2003

At the beginning of the fiscal year, the Company had cash of $68,123. It raised $350,000 by issuing a promissory note and a further $995,250 through the issuance of share capital. During the year, it acquired a new mineral property. Acquisition costs were $552,500, and $439,499 was spent exploring the property.

In November 2002, the Company closed a private placement consisting of 320,000 units at CDN$0.11 per unit with Richard W. Hughes, a director of the Company, each unit consisting of one (1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$35,200. The proceeds were added to working capital. Mr. Hughes became a director of the Company on December 19, 2002.

In February 2003, the Company closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for total consideration of $675,000. Each flow-through unit consists of one (1) flow-through common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional non-flow-through common share of the Company at a price of $0.25 per share on or before February 28, 2005. Each non-flow-through unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.25 per on or before February 28, 2005. The flow-through proceeds ($325,000) were used for KPM Property acquisition costs and the non-flow-through proceeds are being used for diamond drilling on the KPM Property to attempt to extend the Mainland and Breccia Zones, coupled with in-fill drilling to try to clearly define a resource as a result of the previous drilling and for general corporate purposes ($350,000). The Company paid a cash finder's fee of $54,784.

In May 2003, the Company closed a private placement consisting of 535,715 units at $0.28 per unit, for total consideration of $150,000. Each unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.32 per on or before May 29, 2005. The proceeds were used for additional drilling on the KPM Property and for general corporate purposes. The Company paid a cash finder's fee of $12,840.

On July 10, 2003, the Company issued a promissory note in the amount of $350,000 to continue the Company's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"). The Loan bears interest at the rate of 10% per annum, and is payable on the earlier of (a) the date the lender demands payment by notice in writing or (b) the date which is one year from the date the Loan were advanced. In consideration for providing the Loan, the Company issued to the lender a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. The Company paid a cash finder's fee of $32,500.

In September 2003, the Company closed a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company for a period of two years at a price of $0.40 per share. The Company paid a cash finder's fee of $8,000. The proceeds of the financing were used for general corporate purposes.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582, and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $141,490.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were presented as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

The continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, it may not be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

EFFECTS OF U.S. GAAP

Under Canadian GAAP, exploration costs related to our mineral properties are capitalized and are written off if the properties are abandoned or sold or if management decides not to pursue the properties. The capitalized costs are shown as an asset "Mineral properties" on our balance sheet. Under U.S. GAAP, exploration costs related to our mineral properties are expensed as incurred, which decreases our deficit and total assets by a like amount. These capitalized exploration costs totalled $2,466,879 for fiscal 2004 as compared to $1,011,059 for fiscal 2003, which resulted in a total deficit under U.S. GAAP for fiscal 2004 of $(6,398,703) (versus $(3,931,824) under Canadian GAAP), as compared to a total deficit of $ (4,823,671) under U.S. GAAP for the prior year period (versus $(3,812,612) under Canadian GAAP), and resulted in total assets under U.S. GAAP for fiscal 2004 of $49,666 (versus $2,516,545 under Canadian GAAP), as compared to total assets of $102,811 under U.S. GAAP for the prior year period (versus $1,113,870 under Canadian GAAP).

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CORPORATE PLAN

The current corporate plan envisions expenditures of approximately $1,000,000 for exploration/diamond drilling on the Company's KPM Property during the summer/fall of 2005 and the winter of 2005/2006 and for general corporate purposes. Plans for obtaining the funds include:

         a.       Private placements;

         b.       Exercise of warrants

In the opinion of management, the Company's working capital as at January 31, 2005 of $83,885 (unaudited) is sufficient for approximately six months, by which time the Company intends to complete a financing to conduct further exploration/diamond drilling on the KPM Property. This proposed financing will include funds for general corporate purposes. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations. See Item 3.D., "Risk Factors - Uncertainty of Obtaining Additional Funding Requirements."

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is a mineral exploration company and is not involved in any research, development, patenting or licensing activities.

D.       TREND INFORMATION

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis. The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

E.       OFF-BALANCE SHEET INFORMATION

         Not applicable.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table provides information about the payment schedule for the Company's known contractual obligations:


                                                 PAYMENT DUE BY PERIOD
-------------------------   -------------------------------------------------------------
CONTRACTUAL OBLIGATIONS     TOTAL        LESS THAN        1-3         3-5       MORE THAN
                                           1 YEAR        YEARS       YEARS      5 YEARS
-------------------------   ----------   ----------   ----------   ---------   ----------
Property Payments - .....   $2,250,000   $  250,000   $1,500,000   $ 500,000      N/A
KPM Property (1)
-------------------------   ----------   ----------   ----------   ---------   ----------
Property Payments - .....   $   66,000   $    6,000   $   60,000      N/A         N/A
Todd Township Property
-------------------------   ----------   ----------   ----------   ---------   ----------
Property Payments - .....   $   83,000   $    8,000   $   75,000      N/A         N.A
Maskootch Lake Property
-------------------------   ----------   ----------   ----------   ---------   ----------
Property Payments - .....   $   85,000   $   10,000   $   75,000      N/A         N/A
Glass Township Property
-------------------------   ----------   ----------   ----------   ---------   ----------
TOTAL PROPERTY PAYMENTS .   $2,484,000   $  274,000   $1,710,000   $ 500,000      N/A
(COLUMN TOTALS)
-------------------------   ----------   ----------   ----------   ---------   ----------

(1) As disclosed under Item 4.D herein, there is a finders' fee payable to Don Cross associated with the option agreement on the KPM Property which consists of cash payments equal to 2.5% of the remaining acquisition and exploration expenditures.


ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RUPERT L. BULLOCK, B.Comm (age 64) has been the President and a Director of the Company since July 31, 2000 and Chief Financial Officer since August 9, 2002. Mr. Bullock is the sole shareholder of Bullock Consulting Ltd. ("BCL"), a private company providing consulting services to the securities industry for the past 15 years and has provided expert evidence in Canadian courts on several occasions. BCL was incorporated in British Columbia in August 1988. From 2000 - 2002, Mr. Bullock was the Vice-President, Finance for National Challenge Systems Inc. ("NCS"), a public company trading on the Toronto Stock Exchange. From 1996
- 1998, Mr. Bullock was the President and Chief Operating Officer of NCS. From 1986 - 1989, Mr. Bullock was a Partner with the Peat Marwick Consulting Group in Vancouver, British Columbia where he consulted on securities related matters (i.e. finance, market activity, fraud). Mr. Bullock is the former British Columbia Superintendent of Brokers Insurance and Real Estate (1980 - 1986) and is a retired Royal Canadian Mounted Police officer (1960 - 1980) involved in investigating and prosecuting stock market offences. Mr. Bullock was also the President and a Director of Golden Chalice Resources Inc. (from 1999 to February
2004), a public company trading on the TSX Venture Exchange and a reporting issuer in British Columbia and Alberta.

LYNN W. EVOY (age 65) has been a Director of the Company since July 31, 2000 and Chief Executive Officer since April 30, 2003. Mr. Evoy has been involved with many companies on various stock exchanges, serving as president, director and secretary since 1980. He is a pilot and was a Captain for Canadian Airlines, flying over 33 years until his retirement in 1999. Mr. Evoy was also a director of Golden Chalice Resources Inc. (from 1999 to February 2004).

PHILIP J. SOUTHAM, Geologist (age 39) has been a Director of the Company since May 28, 2002. Mr. Southam is a Professional Geologist. He has served as the Project Geologist and land administration for Hastings Management Corp., a company providing administrative and professional services to public and private companies, primarily in the mineral exploration industry, since May 1993. Mr. Southam holds an undergraduate degree from Brandon University and is a registered Professional Geologist in British Columbia. Mr. Southam has worked since 1987 as a geologist, primarily in Canada. From 1987-1992, he was employed by Homestake Canada, now Barrick Gold Corp. Mr. Southam was also a Director of Golden Chalice Resources Inc. (from 1999 to February 2004).

RICHARD W. HUGHES (age 70) has been a Director of the Company since December 19, 2002. Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies primarily in the mineral exploration industry. In addition, Mr. Hughes is currently involved with the following companies that are reporting companies in British Columbia and Alberta:

Name of Company                  Position                   Term of Service
-----------------------------    -----------------------    --------------------

Abitibi Mining Corp.             President and Director     Jun/1983 to present
Golden Goliath Resources Ltd.    Director                   Jun/1998 to present
Kalahari Resources Inc.          Director                   Feb/1994 to present
Klondike Gold Corp.              President and Director     Aug/1985 to present
Alamos Gold Corp.                Director                   Mar/2000 to present
Radiant Resources Inc.           Director                   Aug/1997 to present
Neodym Technologies Inc.         Director                   Feb/1987 to present
Sedex Mining Corp.               President and Director     Nov/1980 to present
STS Power Pedal  Corp.(name      Director                   Oct/1988 to present
changed to Mark-Can
Investments Corp.)
Golden Chalice Resources Inc.    President and Director     Feb/2004 to Nov/2004
                                 Chairman of the Board      Nov/2004 to present
                                 and Director


Mr. Hughes is widely recognized as one of the discoverers of the Hemlo gold mines in Ontario and was involved in the discovery of the Balmoral Mine in Quebec. He was also instrumental in discovering and launching the production of the Sleeping Giant Mine (owned jointly by Aurizon Mines and Cambior), as well as the Beaufor Mine, owned by Aurizon.

BEVERLY J. BULLOCK (age 56) was re-appointed Corporate Secretary of the Company on September 24, 2003. Mrs. Bullock was a director and Corporate Secretary of the Company from 2000 until December 19, 2002. Mrs. Bullock is the sole shareholder of Vanwest Administrative Services Ltd. ("VAS"), a private company providing administrative consulting services to the securities industry since 1991. VAS was incorporated in British Columbia in August 1990. Prior to 1991, Mrs. Bullock was a legal assistant with a Vancouver securities law firm for 10 years. Mrs. Bullock was Corporate Secretary of Golden Chalice Resources Inc. (from 1999 to February 2004) and Corporate Secretary of National Challenge Systems Inc. (since 1995), a public company trading on the Toronto Stock Exchange.

RONDA ROSS-LOVE (age 60) has been the Assistant Secretary of the Company since October 9, 2002. Ms. Ross-Love has been employed by Hastings Management Corp. from 1989 to present. Ms. Ross-Love has been an executive assistant to directors of mining exploration companies since 1980. Ms. Ross-Love was also Assistant-Secretary of Golden Chalice Resources Inc. (from January 2000 to February 2004)).

Other than Philip J. Southam, none of the directors and officers of the Company have technical credentials in mineral exploration. Mr. Southam has made on-site examinations of the KPM Property, researched historical data, examined the drill cores, plotted drill holes, engaged various contractors, supervised staff and assessed assay results. Mr. Southam advises the Board on technical matters and recommends the future course of exploration. During the past year, the officers have spent approximately 1/3 of their time on affairs of the Company.

There are no family relationships between any of the directors and senior management other than Rupert L. Bullock and Beverly J. Bullock, who are husband and wife.

B.       COMPENSATION

The Company does not compensate its directors or senior management for their services as directors or senior management. Directors and senior management are entitled to reimbursements for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Company. The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Company other than services ordinarily required of a director or senior management. Other than indicated below, no director or senior management received any compensation for his/her services as a director or senior management, including committee participation and/or special assignments.

The Company grants stock options to directors, and senior management and consultants - see "Options to Purchase Securities from Company".

The following table sets forth details of the compensation paid during the Company's fiscal year ended October 31, 2004 to directors and senior management:

                                                                               Long-Term Compensation
                                                                     ------------------------------------------
                                          Annual Compensation               Awards                Payouts
                                        ------------------------     ----------------------   -----------------
                                                                     Securi-
                                                                      ties       Restricted
                                                         Other        Under       Shares or              All
                                                         Annual      Options/    Restricted             Other
                                                         Compen-      SARs         Share       LTIP     Compen-
                                        Salary   Bonus   sation      Granted       Units      Payouts   sation
Name and Principal Position      Year     ($)     ($)      ($)       (#) (1)        ($)         ($)       ($)
------------------------------   ----   -------  -----   -------     -------     ----------   -------   -------
Rupert L. Bullock ............   2004   Nil (1)   Nil    $20,000      70,000 (2)    Nil         Nil       Nil
(President and Chief .........   2003   Nil (1)   Nil      Nil        62,000 (3)    Nil         Nil       Nil
Financial Officer) ...........   2002   Nil (1)   Nil    $30,000 (1)  85,000 (4)    Nil         Nil       Nil
------------------------------   ----   -------  -----   -------     -------     ----------   -------   -------
Lynn W. Evoy .................   2004   Nil       Nil    $ 5,500     140,000 (2)    Nil         Nil       Nil
(Chief Executive Officer)        2003   Nil       Nil      Nil        62,000 (3)    Nil         Nil       Nil
                                 2002   Nil       Nil      Nil        85,000 (4)    Nil         Nil       Nil
------------------------------   ----   -------  -----   -------     -------     ----------   -------   -------




NOTES:

(1) Rupert L. Bullock was appointed as President of the Company on July 31, 2000. Bullock Consulting Ltd. ("BCL"), a private British Columbia company owned as to 100% by Mr. Bullock was entitled to receive a management fee of $2,500 per month (plus GST). These amounts accrued to August 31, 2002. On October 7, 2002, a total of 668,750 common shares of the Company were issued to BCL in full settlement of outstanding debt in the amount of $66,875 owned to BCL under the management agreement. The management agreement with BCL terminated on December 31, 2002. A new management agreement was entered into with BCL effective January 1, 2004 wherein BCL receives $2,000 per month (plus GST);

(2)      Exercisable at $0.56 per share on or before January 5, 2009;

(3)      Exercisable at $0.25 per share on or before March 2, 2008;

(4)      Exercisable at $0.10 per share on or before October 8, 2007.


HASTINGS MANAGEMENT CORP.

On January 1, 2003, the Company entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a director of the Company, to provide management services to the Company in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Company. This monthly amount was reduced to $3,500 effective September 1, 2003 and as at October 31, 2004, HMC received a total of $7,000. By mutual agreement, this agreement terminated on December 31, 2003.

BULLOCK CONSULTING LTD.

The Company has a management agreement with Bullock Consulting Ltd. ("BCL") dated January 1, 2004, a company owned by Rupert L. Bullock, the President and CFO of the Company, which obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. As at October 31, 2004, BCL received a total of $20,000.

No amounts have been set aside or accrued by the Company during fiscal 2004 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Company. Except as discussed in "Options to Purchase Securities From Company", the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors and senior management.

As of the date of this annual report, the Company has no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with the Company, from a change in control of the Company or a change in such officer's responsibilities following a change in control.

C.       BOARD PRACTICES

The Company's Board of Directors consists of four members. The directors are elected and the officers are re-appointed at the annual general meeting of shareholders. Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at the Company's annual meeting of shareholders and entitled to vote at such election. Each director holds office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. The last annual and special meeting was held on April 8, 2004, and the terms of office of each of our current directors and officers will expire at our next annual general meeting, which is scheduled to be held on May 11, 2005.

The members of our audit committee include Rupert L. Bullock, Richard Hughes and Philip J. Southam. The audit committee reviews and approves the scope of the audit procedures employed by the Company's independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and the Company's accounting and reporting principles, policies and practices, as well as its accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The Company does not currently have a remuneration or compensation committee.

As of the date of this annual report, the Company does not have any contract with any director of the Company that provides for benefits upon termination of employment.

D.       EMPLOYEES

The Company has no employees. When required, the Company has retained geological and other consultants.

E.       SHARE OWNERSHIP

At April 6, 2005 (the voting record date for the May 11, 2005 annual/special general meeting), directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over common shares of the Company as follows:

                                                                  % OF SHARES
NAME                  POSITION                     SHARES         OUTSTANDING
-------------------   --------------------------   ------------   -----------
Rupert L. Bullock     President, Chief Financial    959,679 (1)      3.8%
                      Officer & Director
-------------------   --------------------------   ------------   -----------
Lynn W. Evoy          Chief Executive Officer       594,429 (2)      2.3%
                      & Director
-------------------   --------------------------   ------------   -----------
Philip J. Southam     Director                         Nil            Nil
-------------------   --------------------------   ------------   -----------
Richard W. Hughes     Director                      545,000 (3)      2.1%
-------------------   --------------------------   ------------   -----------
Beverly J. Bullock    Corporate Secretary              Nil            Nil
-------------------   --------------------------   ------------   -----------
Ronda Ross-Love       Assistant Secretary            83,000           .3%
-------------------   --------------------------   ------------   -----------

(1) Of these shares, a total of 758,250 shares are held by Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock;

(2) Of these shares, a total of 519,429 shares are held by Jo-Ann Evoy, wife of Lynn W. Evoy;

(3) Of these shares, a total of 100,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

In order to attract and retain highly qualified personnel, the Company provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the "TSXV") and its Board of Directors. The Company has a stock option plan (the "Plan") that was approved by its shareholders at its last annual general meeting held on April 8, 2004. The 2005 Stock Option Plan is subject to approval at the shareholders' meeting scheduled for May 11, 2005. The Plan is administered by the Company's Board of Directors.

The prevailing incentive stock option policy of the TSXV applicable to the Company provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the last closing price of the Company's common shares on the TSXV preceding the date of the grant less the applicable discount. The aggregate number of shares reserved for issuance must not exceed 10% of the Company's issued and outstanding shares, with the aggregate number of shares reserved to any one person not to exceed 5% of the outstanding shares. Shareholder approval must be obtained for amendment(s) of options granted to insiders.

On October 31, 2002, stock options to purchase 340,000 common shares from the Company were granted to the following directors and officers.


Name of Optionee     Number of Options          Exercise Price   Expiry Date
------------------   ------------------------   --------------   ---------------
Rupert L. Bullock    Options to acquire up to   $0.10            October 8, 2007
                     85,000 common shares
------------------   ------------------------   --------------   ---------------
Lynn W. Evoy         Options to acquire up to   $0.10            October 8, 2007
                     85,000 common shares
------------------   ------------------------   --------------   ---------------
Philip J. Southam    Options to acquire up to   $0.10            October 8, 2007
                     85,000 common shares
------------------   ------------------------   --------------   ---------------
Ronda Ross-Love      Options to acquire up to   $0.10            October 8, 2007
                     85,000 common shares
------------------   ------------------------   --------------   ---------------


On December 18, 2002, stock options to purchase 170,000 common shares from the Company were granted to the following directors and officers:


Name of Optionee     Number of Options          Exercise Price   Expiry Date
------------------   ------------------------   --------------   ---------------
 Richard Hughes      Options to acquire up to   $0.19 (1)        December 18,
                     85,000 common shares                        2007
------------------   ------------------------   --------------   ---------------
 Stephen Pearce      Options to acquire up to   $0.19 (1)        December 18,
                     85,000 common shares                        2007
------------------   ------------------------   --------------   ---------------

(1) On February 7, 2003, the exercise price of these options was increased to $0.23 to avoid tax consequences.

On March 3, 2003, stock options to purchase 372,000 common shares from the Company were granted to the following directors and officers:


Name of Optionee     Number of Options          Exercise Price   Expiry Date
------------------   ------------------------   --------------   ---------------
Rupert L. Bullock    Options to acquire up to   $0.25            March 2, 2008
                     62,000 common shares
------------------   ------------------------   --------------   ---------------
Lynn W. Evoy         Options to acquire up to   $0.25            March 2, 2008
                     62,000 common shares
------------------   ------------------------   --------------   ---------------
Philip J. Southam    Options to acquire up to   $0.25            March 2, 2008
                     62,000 common shares
------------------   ------------------------   --------------   ---------------
Richard W. Hughes    Options to acquire up to   $0.25            March 2, 2008
                     62,000 common shares
------------------   ------------------------   --------------   ---------------
Stephen Pearce       Options to acquire up to   $0.25            March 2, 2008
                     62,000 common shares
------------------   ------------------------   --------------   ---------------
Ronda Ross-Love      Options to acquire up to   $0.25            March 2, 2008
                     62,000 common shares
------------------   ------------------------   --------------   ---------------


On June 16, 2003, stock options to purchase 50,000 common shares from the Company were granted to the following consultant:


Name of Optionee     Number of Options          Exercise Price   Expiry Date
------------------   ------------------------   --------------   ---------------
Kevin Leonard        Options to acquire up to   $0.30            June 16, 2008
Project Geologist    50,000 common shares
------------------   ------------------------   --------------   ---------------


On January 6, 2004, stock options to purchase 500,000 common shares from the Company were granted to the following directors and officers:


Name of Optionee     Number of Options          Exercise Price   Expiry Date
------------------   ------------------------   --------------   ---------------
Rupert L. Bullock    Options to acquire up to   $0.56            January 5, 2009
                     70,000 common shares
------------------   ------------------------   --------------   ---------------
Lynn W. Evoy         Options to acquire up to   $0.56            January 5, 2009
                     140,000 common shares
------------------   ------------------------   --------------   ---------------
Philip J. Southam    Options to acquire up to   $0.56            January 5, 2009
                     70,000 common shares
------------------   ------------------------   --------------   ---------------
Richard W. Hughes    Options to acquire up to   $0.56            January 5, 2009
                     70,000 common shares
------------------   ------------------------   --------------   ---------------
Beverly J. Bullock   Options to acquire up to   $0.56            January 5, 2009
                     50,000 common shares
------------------   ------------------------   --------------   ---------------
Ronda Ross-Love      Options to acquire up to   $0.56            January 5, 2009
                     50,000 common shares
------------------   ------------------------   --------------   ---------------
Kevin Leonard        Options to acquire up to   $0.56            January 5, 2009
                     50,000 common shares
------------------   ------------------------   --------------   ---------------


No options have been exercised to date by the Company's current directors and officers.

NOTE: Stephen Pearce resigned as Corporate Secretary on September 24, 2003. Mr. Pearce exercised his options on October 22, 2003.

SHARE PURCHASE WARRANTS

At April 6, 2005, warrants in connection with private placement financings were outstanding to purchase up to 13,016,403 common shares, 515,715 at $0.32 per share until May 29, 2005, 250,000 at $0.40 per share until September 30, 2005, 1,300,000 at $0.30 per share until December 22, 2005, 3,100,000 at $0.35 per share until December 22, 2005, 500,000 at $0.20 per share until December 30, 2005, 100,000 at $0.15 per share until December 30, 2005, 1,500,000 at $0.14 per share until December 8, 2006, 4,730,688 shares at $0.13 per share until December 23, 2006 and 1,000,000 shares at $0.10 per share until March 23, 2007.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).

As of April 6, 2005, the only persons or company holding record ownership of common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:


             NAME                      NUMBER OF SHARES   PERCENTAGE
             -----------------------   ----------------   ----------
             CDS & Co.                  14,327,528 (1)      56.1%
             -----------------------   ----------------   ----------
             Munday Home Sales Ltd.      3,739,208 (2)      14.7%
             -----------------------   ----------------   ----------


         (1) CDS & Co. is a depository enterprise. It is the Company's understanding that CDS & Co. holds the specified common shares as shareholders of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Company unless the shareholders voluntarily elect to contact the Company or request disclosure of his, her or its identity. The Company is unaware of the identities of the beneficial owners of these common shares.

         (2) Munday Home Sales Ltd. is a private company owned as to 100% by Maxwell Munday of Burnaby, British Columbia, Canada.

As of April 6, 2005, to the knowledge of the Company the only persons or company who beneficially owned directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:


             NAME                      NUMBER OF SHARES   PERCENTAGE
             -----------------------   ----------------   ----------
             Tri-Pol Energy
             Corporation (1)             3,976,480 (1)      15.6%
             -----------------------   ----------------   ----------
             Maxwell Munday              4,199,208 (2)      16.4%
             -----------------------   ----------------   ----------

         (1) The beneficial owner of Tri-Pol Energy Corp. is Star Builders Partnership Ltd. of Eugene, Oregon, which is beneficially owned by the Veld 1993 Trust of Roratonga, Cook Islands. Neither the Trustee of the Veld 1993 Trust nor any of the beneficiaries of the Trust are insiders, affiliates or associates of the Company nor are they affiliated with any of the management of the Company;

         (2) Of these shares, a total of 3,739,208 shares are held by Munday Home Sales Ltd. (as disclosed above), a private company owned as to 100% by Maxwell Munday;

The information as to shares beneficially owned, not being with the knowledge of the Company, has been furnished by the respective individuals. The Company's major shareholders do not have different voting rights. There are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

There were 24,522,915 (unaudited) common shares issued and outstanding at January 31, 2005. Based on the records of the Company's transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8, to the best of the Company's knowledge, there were at April 6, 2005, of record, 78 Canadian shareholders, 4 U.S. shareholders and 4 international shareholders and 2 reserved accounts, representing 25,059,449, 118,055, 115,472 and 229,939 common shares respectively, being 98.2%, 0.5%, 0.4%
and 0.9% respectively of the Company's common shares then outstanding.

B.       RELATED PARTY TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan for the period since the beginning of the Company's fiscal year ended October 31, 2004 and the date of this annual report, or any presently proposed transaction to which we were or are to be a party:

1.       an  enterprise  that  directly  or  indirectly   through  one  or  more
intermediaries, control or are controlled by, or are controlled by, or are under common control with, us;


2. associates (an unconsolidated enterprise in which we have a significant influence or which has a significant influence over us);

3. individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over us (i.e. 10% shareholders), and

4. key management personnel (persons having authority and responsibility for planning, directing and controlling our activities, including our directors and senior management and close members of such individuals' families); and

5. an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by a person described in (3) or (4) above or over which such a person is able to exercise significant influence.

CONVERTIBLE DEBENTURE

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. On December 23, 2004, the remaining interest of $3,892 and principal was settled for

991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

DEBT SETTLEMENT

On October 8, 2004, Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years as follows:


                                             DEEMED
                                             PRICE                     # OF
NAME & ADDRESS OF CREDITOR   AMOUNT OWING   PER SHARE   # OF SHARES   WARRANTS
--------------------------   ------------   ---------   -----------   ---------
MUNDAY HOME SALES LTD.       $ 486,097.07   $    0.13     3,739,208   3,739,208
206-4400 Dominion Street
Burnaby, B.C
V5G 4G3
--------------------------   ------------   ---------   -----------   ---------
TRI-POL ENERGY CORPORATION   $ 128,892.35   $    0.13       991,480     991,480
c/o 90 Kincora Park NW
Calgary, Alberta
T3R 1L6
--------------------------   ------------   ---------   -----------   ---------
TOTAL:                       $ 614,989.42                 4,730,688
--------------------------   ------------   ---------   -----------   ---------


The units were presented as allotted in the audited financial statements but were formally issued on December 23, 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

PRIVATE PLACEMENTS

In December 2003, MHS, among other investors, entered into a private placement flow-through subscription agreement whereby MHS agreed to purchase a total of 660,000 units of the Company at a purchase price of $0.35 per unit. Each flow-through unit consists of one flow-through common share and a two-year non-transferable share purchase warrant. Each warrant entitles MHS to purchase a further common share at a price of $0.35 per share on or before December 22, 2005. The private placement was approved by the TSX Venture Exchange on December 18, 2003.

In December 2003, Tri-Pol and Maxwell Munday, among other investors, entered into a private placement subscription agreement whereby Tri-Pol agreed to purchase a total of 50,000 units of the Company and Mr. Munday agreed to purchase 160,000 units of the Company at a purchase price of $0.30 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Tri-Pol and Mr. Munday to purchase a further common share at a price of $0.30 per share on or before December 18, 2005. The private placement was approved by the TSX Venture Exchange on December 18, 2003.

In December 2004 (unaudited), Tri-Pol, among other investors, entered into a private placement subscription agreement whereby Tri-Pol agreed to purchase a total of 585,000 units of the Company at a purchase price of $0.13 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Tri-Pol to purchase a further common share at a price of $0.14 per share on or before December 8, 2006. The private placement was approved by the TSX Venture Exchange on November 29, 2004.

IN MARCH 2005 (UNAUDITED), LYNN W. EVOY, AMONG OTHER INVESTORS, ENTERED INTO A PRIVATE PLACEMENT AGREEMENT WHEREBY MR. EVOY AGREED TO PURCHASE A TOTAL OF 50,000 UNITS OF THE COMPANY AT A PURCHASE PRICE OF $0.10 PER UNIT. EACH UNIT CONSISTS OF ONE COMMON SHARE AND A TWO-YEAR NON-TRANSFERABLE SHARE PURCHASE WARRANT. EACH WARRANT ENTITLES MR. EVOY TO PURCHASE A FURTHER COMMON SHARE AT A PRICE OF $0.10 PER SHARE ON OR BEFORE MARCH 23, 2007. THE PRIVATE PLACEMENT WAS APPROVED BY THE TSX VENTURE EXCHANGE ON MARCH 23, 2005.

On April 13, 2005 (unaudited), Hastings Management Corp. ("HMC") entered into a private placement subscription agreement whereby HMC has agreed to purchase a total of 750,000 units of the Company at a purchase price of $0.10 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles HMC to purchase a further common share at a price of $0.10 per share. The private placement is subject to approval by the TSX Venture Exchange. HMC is a private company owned as to 100% by Richard
W. Hughes, a director of the company.

LOANS AND BONUS

In July 2003, the Company issued a promissory note to MHS in the amount of $350,000 to continue the Company's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"), with interest at 10% per annum, and payable on the earlier of (a) the date MHS demanded payment by notice in writing or (b) the date which is one year from the date the Loan was advanced. In consideration for providing the Loan, the Company issued to MHS a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. During fiscal 2004, interest of $46,029, and principal were settled for 3,046,374 units at a value of $0.13 per unit. Each unit is comprised of one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units were presented as allotted in the audited financial statements for the year-end October 31, 2004 and were issued subsequent to the year end.

In August 2004, the Company borrowed $187,500 from MHS, with interest at 10% per annum, compounded semi-annually in arrears, and payable one year from the date advanced, or on written notice from MHS. The company repaid MHS $100,000 during October 2004. The remaining principal of $87,500 and accrued interest of $2,568 was settled for 692,834 units at a value of $0.13 per unit. Each unit is comprised of one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units were presented as allotted in the audited financial statements for the year ended October 31, 2004 and were issued subsequent to the year end.

MANAGEMENT AGREEMENTS

HASTINGS MANAGEMENT CORP.

On January 1, 2003, the Company entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a Director of the Company, to provide management services to the Company in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Company. This monthly amount was reduced to $3,500 effective September 1, 2003. By mutual agreement, this agreement terminated on December 31, 2003.

BULLOCK CONSULTING LTD.

A previous management agreement with Bullock Consulting Ltd. ("BCL"), a private company owned by

Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, was terminated on December 31, 2002, when the Company entered into its management agreement with Hastings Management Corp. However, the Board of Directors of the Company determined that it would be in the best interests of the Company to resume the management services of BCL and therefore entered into a new management agreement with BCL dated January 1, 2004, which is currently in effect. This agreement obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company.

CONSULTING AGREEMENT

On November 1, 2003, the Company entered into a consulting agreement with Kevin Leonard under which Mr. Leonard, acting as Project Geologist, rendered the following services to the Company for $6,000 per month:

         (a) aid in the negotiation, conclusion and approval of the acquisition of additional resource properties;

         (b) administer and supervise compliance with the properties' title;

         (c) gather historical research and conducting data analysis in respect to the properties;

         (d) from the historical data and from the work conducted, prepare exploration programmes and budgets for consideration by the Board of Directors of the Company;

         (e) supervise and administer the financial requirements of the properties' maintenance and exploration;

         (f)      supervise all contract work and subcontract work;

         (g) maintain local administrative facilities and maintain field facilities; and

         (h) communicate with various government authorities and preparing and filing the required documentation on behalf of the Company in order to ensure compliance with all applicable laws.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company at any time during the last three fiscal years or between the year ended October 31, 2004 and the date of this annual report.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

A.       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS FILED AS PART OF THE FORM 20-F

The Company's audited financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting
Principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

This annual report contains the audited financial statements for the Company for the fiscal years ended October 31, 2004, October 31, 2003 and October 31, 2002 reported on by Staley, Okada & Partners, Chartered Accountants, as follows:

         Auditors' Report
         Statements of Operations and Deficit
         Balance Sheets
         Schedules of Mineral Property Expenditures
         Statements of Cash Flows
         Notes to the Financial Statements

LEGAL OR ARBITRATION PROCEEDINGS

As of the date hereof, the Company is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties. However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Company are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations in foreign areas some of which cannot be covered by insurance or other risk reduction strategies. Since the Company is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisers are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act. The Company's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

DIVIDEND DISTRIBUTION POLICY

The Company has not paid any cash dividends on its common stock and has no present intention of paying any dividends. The current policy of the Company is to retain earnings, if any, for use in operations and in the development of its business. The future dividend policy of the Company will be determined from time to time by the Board of Directors.

B.       SIGNIFICANT CHANGES

PRIVATE PLACEMENTS

On December 8, 2004, the Company closed a private placement consisting of private placement consisting of 500,000 units at a price of $0.40 per unit, for aggregate proceeds of $200,000. Each unit consists of two (2) flow-through shares, one (1) non-flow-through-share and three (3) non-transferable warrants. Each Warrant entitles the holder to purchase one (1) additional common share at a price of $0.14 on or before December 8, 2006. A cash finder's fee of $18,000 was paid to Research Capital Corp. of Vancouver, British Columbia. The flow-through proceeds from the financing will be used to carry out approximately 52 line km of magnetometer and Pole-Dipole Spectral IP (Induced Polarization) geophysical surveys over the eastern portion of the Company's KPM Property (the "IP Survey"). The purpose of the work is to discover additional gold targets and to locate and delineate extensions to known gold mineralization on the property in order to define drill targets. The non-flow-through proceeds are being used for working capital.

On December 30, 2004, the Company closed a private placement consisting of 1,000,000 units at a price of $0.15 per unit, for aggregate proceeds of $150,000. Each unit is comprised of one "flow-through" common share and one-half of one transferable non-"flow-through" share purchase warrant of the Company, each share purchase warrant exercisable for one non-"flow-through" common share at a price of $0.20 per share on or before December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 share purchase warrants, each warrant entitling the advisor to purchase a common share of the Company at a price of $0.15 on or before December 30, 2005. The flow-through proceeds from the financing are also being used for the IP Survey. The shares are subject to a hold period expiring on May 1, 2005.

On March 23, 2005, the Company closed a private placement consisting of up to 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of
$100,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of the Company, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share on or before March 23, 2007. A cash finder's fee of $8,550 was paid to Research Capital Corp. of Vancouver, British Columbia. The proceeds from the private placement are being used by the Company for working capital. The shares are subject to a hold period expiring on July 24, 2005.

On April 1, 2005, the Company announced that it has arranged a private placement consisting of up to 750,000 units at a price of $0.10 per unit, for aggregate proceeds of up to $75,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of the Company, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by the Company for working capital.

DEBT SETTLEMENT

On October 8, 2004, Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years as follows:

                                             DEEMED
                                              PRICE                     # OF
NAME & ADDRESS OF CREDITOR   AMOUNT OWING   PER SHARE   # OF SHARES   WARRANTS
--------------------------   ------------   ---------   -----------   ---------
MUNDAY HOME SALES LTD.       $ 486,097.07   $    0.13     3,739,208   3,739,208
206-4400 Dominion Street
Burnaby, B.C.
V5G 4G3
--------------------------   ------------   ---------   -----------   ---------
TRI-POL ENERGY CORPORATION   $ 128,892.35   $    0.13       991,480     991,480
c/o 90 Kincora Park NW
Calgary, Alberta
T3R 1L6
--------------------------   ------------   ---------   -----------   ---------
TOTAL:                       $ 614,989.42                 4,730,688
--------------------------   ------------   ---------   -----------   ---------

The units were presented as allotted in the audited financial statements but were formally issued on December 23, 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006. The shares are subject to a hold period expiring on April 29, 2005.

ITEM 9   THE OFFER AND LISTING

A.       PRICE HISTORY

The Company's shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since April 29, 1987. The following table sets forth the price history of the Company's common shares for the period indicated, as reported by the TSX Venture Exchange. These figures reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.


                     CALENDAR YEAR      HIGH         LOW
                     -------------   ----------   ----------
                          2000       $    0.70    $     0.02
                     -------------   ----------   ----------
                          2001       $    0.60    $     0.35
                     -------------   ----------   ----------
                          2002       $    0.25    $     0.08
                     -------------   ----------   ----------
                          2003       $    0.55    $     0.22
                     -------------   ----------   ----------
                          2004       $    0.63    $     0.12
                     -------------   ----------   ----------

                     FISCAL YEAR -
                         2003            HIGH         LOW
                     -------------   ----------   ----------
                     1st Quarter     $    0.25    $     0.13
                     -------------   ----------   ----------
                     2nd Quarter     $    0.45    $     0.22
                     -------------   ----------   ----------
                     3rd Quarter     $    0.405   $     0.25
                     -------------   ----------   ----------
                     4th Quarter     $    0.55    $     0.32
                     -------------   ----------   ----------


                     FISCAL YEAR -
                         2004            HIGH         LOW
                     -------------   ----------   ----------
                     1st Quarter     $    0.28    $     0.63
                     -------------   ----------   ----------
                     2nd Quarter     $    0.25    $     0.57
                     -------------   ----------   ----------
                     3rd Quarter     $    0.35    $     0.18
                     -------------   ----------   ----------
                     4th Quarter     $    0.21    $     0.12
                     -------------   ----------   ----------

The following is a summary of trading, on a monthly basis, of the shares of the Company on the TSX Venture Exchange in Canada during the past six months:


         MONTH AND YEAR       HIGH (CDN$)  LOW (CDN$)     VOLUME
         ------------------   ----------   ----------   ----------
         October 2004         $    0.14    $    0.12     137,799
         ------------------   ----------   ----------   ----------
         November 2004        $    0.12    $    0.14     162,500
         ------------------   ----------   ----------   ----------
         December 2004        $    0.11    $    0.15     118,548
         ------------------   ----------   ----------   ----------
         January 2005         $    0.085   $    0.13     257,500
         ------------------   ----------   ----------   ----------
         February 2005        $    0.085   $    0.115    134,189
         ------------------   ----------   ----------   ----------
         March 2005           $    0.105   $    0.08     585,028
         ------------------   ----------   ----------   ----------


The closing price of the Company's common shares on April 12, 2005 was $0.08. The Company has no established trading market in the United States.

TYPE AND CLASS OF SECURITIES

The Company's class of common shares, without par value, is being registered pursuant to this annual report. The Company is authorized to issue up to 100,000,000 common shares.

TRANSFERABILITY

There are no restrictions on the transferability of the Company's common shares, except under applicable securities laws. The transfer of its common shares is managed by its transfer agent, Pacific Corporate Trust Company. 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 (Telephone: (604) 689-9853; Facsimile: (604) 689-8144).

B.       MARKETS

The Company's common shares trade on the TSX Venture Exchange. The Company's symbol for its common shares is "AGX" and its CUSIP number is 02264P101.

ITEM 10  ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not Applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

On March 29, 2004, the British Columbia legislature enacted the British Columbia BUSINESS CORPORATIONS ACT ("BCBCA") and repealed the British Columbia COMPANY ACT (the "Company Act"). The BCBCA removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital. As well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles. At the Company's annual and special general meeting, to be held on May 11, 2005, shareholders will be asked to approve:

         d)       a  special   resolution  to  remove  the  application  of  the
                  Pre-existing Company Provisions, as defined in the BUSINESS CORPORATIONS ACT (British Columbia);

         e) a special resolution to alter the Company's share structure to an unlimited number of common shares without par value; and

         f)       a special resolution to approve new articles for the Company.

The regulations under the BCBCA effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Company
Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Company Act. The BCBCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the BCBCA permitting a two-thirds majority will apply to the Company.

If shareholders approve the above resolutions, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

All other information in this item has been reported previously in the Company's registration statement on Form 20-F, which became effective on August 20, 2004. Such information is incorporated herein by this reference.

C.       MATERIAL CONTRACTS

The following are summaries of all material contracts entered into by the Company for the past two years:

         a) Non-Flow Subscription Agreements dated May 2003 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 535,715 units at $0.28 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Company at a price of $0.32 per share on or before May 29, 2005;

         b) Letter of Termination dated June 6, 2003 from the Company to Goldrea regarding the BX Property;

         c) Consultant Stock Option Agreement dated June 16, 2003 between the Company and Kevin Leonard. Pursuant to this Agreement, Mr. Leonard was granted an option to purchase 50,000 common shares of the Company at a price of $0.30 per share, expiring on June 16, 2008;

         d) Loan Agreement dated July 4, 2003 between the Company and Munday Home Sales Ltd. ("MHS"). Pursuant to this Agreement, MHS loaned the Company $350,000.

         e) Subscription Agreements dated September 16, 2003 between the Company and Munday-Maxwell & Gaylene-Association. Pursuant to this agreement, the purchaser purchased a total of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchaser to purchase one additional common share of the Company at a price of $0.40 per share on or before September 30, 2005;

         f) Finder's Fee Agreement dated July 18, 2002 between Richard Hughes and Donald E. Cross. Pursuant to this Agreement and subject to the Letter of Intent dated October 18, 2002 between the Company and Richard W. Hughes, Mr. Cross receives a cash finder's fee equal to 7.5% of the first $300,000 consideration, 5% on the next $700,000, 2.5% of the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000;

         g)       Consulting  Agreement  dated  November  1,  2003  between  the
                  Company and Kevin Leonard wherein Mr. Leonard has been appointed as Project Geologist and receives $6,000 per month from the Company;

         h) Flow-Through Subscription Agreements dated November/December 2003 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 3,100,000 flow-through units at $0.35 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Company at a price of $0.35 per share on or before December 22, 2005;

         i) Non-Flow Subscription Agreements dated November/December 2003 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,300,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the

                  Company at a price of $0.30 per share on or before December 22, 2005;

         j) Management Agreement dated January 1, 2004 between the Company and Bullock Consulting Ltd.;

         k) Director Stock Option Agreement dated January 6, 2004 between the Company and Rupert L. Bullock. Pursuant to this Agreement, Mr. Bullock was granted an option to purchase 70,000 common shares of the Company at a price of $0.56 per share, expiring on January 5, 2009;

         l) Director Stock Option Agreement dated January 6, 2004 between the Company and Lynn W. Evoy. Pursuant to this Agreement, Mr. Evoy was granted an option to purchase 140,000 common shares of the Company at a price of $0.56 per share, expiring on January 5, 2009;

         m) Director Stock Option Agreement dated January 6, 2004 between the Company and Philip J. Southam. Pursuant to this Agreement, Mr. Southam was granted an option to purchase 70,000 common shares of the Company at a price of $0.56 per share, expiring on January 5, 2009;

         n) Director Stock Option Agreement dated January 6, 2004 between the Company and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes was granted an option to purchase 70,000 common shares of the Company at a price of $0.56 per share, expiring on January 5, 2009;

         o) Officer Stock Option Agreement dated January 6, 2004 between the Company and Beverly J. Bullock. Pursuant to this Agreement, Mrs. Bullock was granted an option to purchase 50,000 common shares of the Company at a price of $0.56 per share, expiring on January 5, 2009;

         p) Officer Stock Option Agreement dated January 6, 2004 between the Company and Ronda Ross-Love. Pursuant to this Agreement, Ms. Ross-Love was granted an option to purchase 50,000 common shares of the Company at a price of $0.56 per share, expiring on January 5, 2009;

         q) Consultant Stock Option Agreement dated January 6, 2004 between the Company and Kevin Leonard. Pursuant to this Agreement, Mr. Leonard was granted an option to purchase 50,000 common shares of the Company at a price of $0.56 per share, expiring on January 5, 2009;

         r) Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited ("Kenora") whereby Kenora and the Company agreed to amend Section 3.02(e) of the Mining Option Agreement dated January 31, 2003;

         s) Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd. ("Machin") whereby Machin and the Company agreed to amend Section 3.02(e) of the Mining Option Agreement dated January 31, 2003;

         t) Loan Agreement dated August 19, 2004 between the Company and Munday Home Sales Ltd. ("MHS"). Pursuant to this Agreement, MHS loaned the Company $187,500;

         u) Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Todd claims located in the Red Lake Mining Division, Ontario;

         v) Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Maskootch claims located in the Red Lake Mining Division, Ontario;

         w) Mining Option Agreement dated August 31, 2004 between the Company and 1544230 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Glass claims located near Kenora, Ontario;

         x) Debt Settlement Agreement dated October 8, 2004 between the Company and Munday Home Sales Ltd. ("MHS") whereby MHS agreed to settle debt in the amount of $486,097.07 for

                  3,739,208 units of the Company, each unit consisting of one common share and one share purchase warrant entitling MHS to purchase one additional common share of the Company at a price of $0.13 per share on or before December 23, 2006;

         y) Debt Settlement Agreement dated October 8, 2004 between the Company and Tri-Pol Energy Corporation ("Tri-Pol") whereby Tri-Pol agreed to settle debt in the amount of $128,892.35 for 991,480 units of the Company, each unit consisting of one common share and one share purchase warrant entitling Tri-Pol to purchase one additional common share of the Company at a price of $0.13 per share on or before December 23, 2006;

         z) Subscription Agreements dated November 2004 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 500,000 units at $0.40 per unit. Each unit consists of two flow-through shares and one common share. The price of each flow-through share is $0.14 per share and each common share is $0.12 per share. One share purchase warrant entitles the purchasers to purchase one additional common share of the Company at a price of $0.14 per share on or before December 8, 2006;

         aa) Subscription and Renunciation Agreement between the Company and Canadian Small Cap Resource Fund 2004 Limited Partnership dated December 23, 2004 whereby the Fund purchased a total of 1,000,000 flow-through units at $0.15 per unit, each unit consisting of one common share and one share purchase warrant entitling the Fund to purchase one additional common share of the Company at a price of $0.20 on or before December 30, 2005;

         bb) Subscription Agreements dated March 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,000,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the purchasers to purchase one additional common share of the Company at a price of $0.10 per share on or before March 23, 2007; and

         cc) Subscription Agreement dated April 13, 2005 between the Company and Hastings Management Corp. whereby HMC has agreed to purchase a total of 750,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling HMC to purchase one additional common share of the Company at a price of $0.10 within two years of closing.

D.       EXCHANGE CONTROLS

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E.       TAXATION

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder (a "Holder") of one or more common shares of Amador Gold Corp. (the "Company") who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Company.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable
Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are encouraged to consult their own tax advisers about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

DIVIDEND DISTRIBUTION ON SHARES OF THE COMPANY

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

REDUCED DIVIDEND RATES FOR INDIVIDUALS

Certain dividends received by an individual shareholder from domestic and qualified foreign corporations are taxed at the same rates that apply to capital gains. Thus, dividends will be taxed at rates of 5% (0%, in 2008) and 15%. These lower rates apply to dividends received in taxable years beginning after 2002 and before 2009. The lower rates on dividends apply for purposes of both the regular and alternative minimum tax. To qualify for the reduced rates, the dividends must be from domestic corporations and qualified foreign corporations. The following are qualified foreign corporations:

         o a foreign corporation incorporated in a possession of the United States,

         o        a foreign  corporation  eligible  for the  benefits  of a U.S.
                  income tax treaty that the IRS determines to be satisfactory and that includes an exchange of information program, and

         o a foreign corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States.

A special holding period rule is apparently designed to discourage certain short-term trading strategies. Under this rule, to qualify for the reduced rates, the stock on which the dividend is paid must be held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. (For certain preferred dividends, the stock must be held for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date.)

Dividends from certain corporations are not eligible, including tax-exempt charities, tax-exempt farmers' cooperatives, foreign personal holding companies, foreign investment companies, and passive foreign investment companies. The Company is unable to determine at this time whether its dividends will qualify for the lower rates and each U.S. Holder of the Company is urged to consult their own tax adviser with respect to the reduced dividend rates.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are encouraged to consult their own tax advisers regarding their particular circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. Management of the Company is of the opinion that there is little, if not, any likelihood of the Company being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company.

PASSIVE FOREIGN INVESTMENT COMPANY

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended October 31, 2002 and may have qualified as a PFIC in prior years. The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. The Company's determination concerning its PFIC status may be challenged and accordingly, the Company may be unable to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax adviser with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax adviser regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a U.S. Holder makes a QEF election and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and
(ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of
(A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over
(B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders are encouraged to consult their tax adviser regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax adviser with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the

Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

CONTROLLED FOREIGN CORPORATION STATUS

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. The Company may, however, be considered a CFC for the current or any future taxable year.

FILING OF INFORMATION RETURNS

Under a number of circumstances, a U.S. Holder acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns, with a duplicate copy to the Internal Revenue Center, Philadelphia, PA 19255. In particular, any U.S. Holder who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges U.S. Holders to consult their own tax advisers about these requirements.

     ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS
        RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON
                             SHARES OF THE COMPANY.

F.       DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.       STATEMENT OF EXPERTS

Not Applicable.

H.       DOCUMENTS ON DISPLAY

The Company has filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to its class of common shares.

You may read and copy all or any portion of the Form 20-F or other information in the Company's files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

The documents concerning the Company may also be viewed at the office of the Company at 16493 - 26th Avenue, Surrey, British Columbia, Canada, V3S 9W9, during normal business hours.

I.       SUBSIDIARY INFORMATION

Not Applicable

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company was incorporated under the laws of British Columbia, Canada and its financial results are quantified in Canadian dollars. The Company raises equity funding through the sale of securities denominated in Canadian dollars. The Company does not use financial instruments for trading purposes and is not party to any leverage derivatives. The Company does not currently engage in hedging transactions.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                    PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15  CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Rupert L. Bullock, the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of October 31, 2004. Based upon that evaluation, Mr. Bullock concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

ITEM 16

Not Applicable

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that the Company has at least one audit committee financial expert, Rupert L. Bullock, who serves on the Company's audit committee. Mr. Bullock is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

ITEM 16B CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal years ended October 31, 2004 and 2003, the Company's principal accountant billed $13,730 and $15,500 respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended October 31, 2004 and 2003, the Company's principal accountant billed $nil and $3,319, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended October 31, 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended October 31, 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging the Company's accountants to perform a particular service, the Company's audit committee obtains an estimate for the service to be performed. The Company's audit committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company's external auditors. Provided the pre-approval of the non-audit services is presented to the audit committee's first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee. The audit committee in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended October 31, 2004, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

The Company's audited financial statements for the fiscal years ended October 31, 2004, 2003 and 2002 are attached hereto immediately following the text of this annual report. They include:

         o        Report of independent registered public accounting firm
         o        Statements of operations and deficit
         o        Balance sheets
         o        Schedules of mineral property expenditures
         o        Statements of cash flows
         o        Notes to the financial statements

All of these items were prepared by the Company's auditors, Staley, Okada & Partners, Chartered Accountants.

The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 14. All figures are expressed in Canadian dollars.

ITEM 18  FINANCIAL STATEMENTS

See Item 17 - Financial Statements.

ITEM 19  EXHIBITS

Following is a list of all of the exhibits that are filed as part of this Form 20-F:

Exhibit 1.1 Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)

Exhibit 1.2 Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)

Exhibit 1.3 Altered Memorandum dated December 11, 1990 (filed on January 9, 1991)(1)

Exhibit 1.4 Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991(1)

Exhibit 1.5       Altered Memorandum dated February 15, 2000 (filed on March 13,
                  2000)(1)

Exhibit 1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000(1)

Exhibit 1.7       Altered  Memorandum  dated  May 8,  2003  (filed  on  May  16,
                  2003)(1)

Exhibit 1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003(1)

Exhibit 1.9 Articles of the Company (formerly known as Golden Trend Energy Ltd.)(1)

Exhibit 1.10      Transition Application dated January 5, 2005

Exhibit 1.11      Notice of Articles dated January 5, 2005

Exhibit 4.1 Mineral Exploration Option Agreement dated May 30, 2002 between the Company and Goldrea Resources Corp.(1)

Exhibit 4.2 Amending Agreement dated August 27, 2002 between the Company and Goldrea Resources Corp.(1)

Exhibit 4.3 Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers(1)

Exhibit 4.4 Non Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers including Richard W. Hughes(1)

Exhibit 4.5 Debt Settlement Agreement dated September 10, 2002 between the Company and Bullock Consulting Ltd.(1)

Exhibit 4.6 Form of Warrant Certificate dated October 7, 2002 issued to various purchasers including Richard W. Hughes in connection with a private placement(1)

Exhibit 4.7 Director Stock Option Agreement dated October 9, 2002 between the Company and Rupert L. Bullock(1)

Exhibit 4.8 Director Stock Option Agreement dated October 9, 2002 between the Company and Lynn W. Evoy(1)

Exhibit 4.9 Director Stock Option Agreement dated October 9, 2002 between the Company and Philip J. Southam(1)

Exhibit 4.10 Officer Stock Option Agreement dated October 9, 2002 between the Company and Ronda Ross-Love(1)

Exhibit 4.11 Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation(1)

Exhibit 4.12 Warrant Certificate dated October 16, 2002 for Tri-Pol Energy Corporation(1)

Exhibit 4.13 Letter of Intent dated October 18, 2002 between the Company and Richard W. Hughes(1)

Exhibit 4.14 Subscription Agreement dated November 6, 2002 between the Company and Richard W. Hughes(1)

Exhibit 4.15      Warrant  Certificate  dated  November  14, 2002 for Richard W.
                  Hughes(1)

Exhibit 4.16 Director Stock Option Agreement dated December 19, 2002 between the Company and Richard W. Hughes(1)

Exhibit 4.17 Officer Stock Option Agreement dated December 19, 2002 between the Company and Stephen Pearce(1)

Exhibit 4.18 Flow-Through Subscription Agreements dated January/February 2003 between the Company and various purchasers(1)

Exhibit 4.19      Non     Flow-Through     Subscription     Agreements     dated
                  January/February   2003   between   the  Company  and  various
                  purchasers(1)

Exhibit 4.20 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement(1)

Exhibit 4.21      Mineral  Exploration  Option  Agreement dated January 31, 2003
                  between  the  Company   and  Kenora   Prospectors   &  Miners,
                  Limited(1)

Exhibit 4.22 Mineral Exploration Option Agreement dated January 31, 2003 between the Company and Machin Mines Ltd.(1)

Exhibit 4.23 Amendment to Stock Option Agreement dated February 7, 2003 between the Company and Richard W. Hughes(1)

Exhibit 4.24 Amendment to Stock Option Agreement dated February 7, 2003 between the Company and Stephen Pearce(1)

Exhibit 4.25 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement(1)

Exhibit 4.26 Director Stock Option Agreement dated March 3, 2003 between the Company and Rupert L. Bullock(1)

Exhibit 4.27 Director Stock Option Agreement dated March 3, 2003 between the Company and Lynn W. Evoy(1)

Exhibit 4.28 Director Stock Option Agreement dated March 3, 2003 between the Company and Philip J. Southam(1)

Exhibit 4.29 Director Stock Option Agreement dated March 3, 2003 between the Company and Richard W. Hughes(1)

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Company and Stephen Pearce(1)

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Company and Ronda Ross-Love(1)

Exhibit 4.32 Non-Flow Subscription Agreement dated May 2003 between the Company and various - purchasers(1)

Exhibit 4.33 Form of Warrant Certificate dated May 29, 2003 issued to various purchasers in connection with a private placement(1)

Exhibit 4.34 Letter of Termination dated June 6, 2003 from the Company to Goldrea Resources Corp. (1)

Exhibit 4.35 Consultant Stock Option Agreement dated June 16, 2003 between the Company and Kevin Leonard(1)

Exhibit 4.36 Loan Agreement dated July 4, 2003 between the Company and Munday Home Sales Ltd.(1)

Exhibit 4.37 Subscription Agreement dated September 16, 2003 between the Company and Munday-Maxwell & Gaylene-Association(1)

Exhibit 4.38 Form of Warrant Certificate dated May 29, 2003 issued to Munday-Maxwell & Gaylene Association in connection with a private placement(1)

Exhibit 4.39 Finder's Fee Agreement dated July 18, 2002 between Richard Hughes and Donald E. Cross(2)

Exhibit 4.40 Consulting Agreement dated November 1, 2003 between the Company and Kevin Leonard(2)

Exhibit 4.41 Flow-Through Subscription Agreements dated November/December 2003 between the Company and various purchasers(2)

Exhibit 4.42      Non     Flow-Through     Subscription     Agreements     dated
                  November/December   2003   between  the  Company  and  various
                  purchasers(2)

Exhibit 4.43 Form of Warrant Certificate dated December 22, 2003 issued to various purchasers in connection with a private placement(2)

Exhibit 4.44 Management Agreement dated January 1, 2004 between the Company and Bullock Consulting Ltd.(2)

Exhibit 4.45 Director Stock Option Agreement dated January 6, 2004 between the Company and Rupert L. Bullock(2)

Exhibit 4.46 Director Stock Option Agreement dated January 6, 2004 between the Company and Lynn W. Evoy(2)

Exhibit 4.47 Director Stock Option Agreement dated January 6, 2004 between the Company and Philip J. Southam(2)

Exhibit 4.48 Director Stock Option Agreement dated January 6, 2004 between the Company and Richard W. Hughes(2)

Exhibit 4.49 Officer Stock Option Agreement dated January 6, 2004 between the Company and Beverly J. Bullock(2)

Exhibit 4.50 Officer Stock Option Agreement dated January 6, 2004 between the Company and Ronda Ross-Love(2)

Exhibit 4.51 Consultant Stock Option Agreement dated January 6, 2004 between the Company and Kevin Leonard(2)

Exhibit 4.52      Stock Option Plan effective April 8, 2004(2)

Exhibit 4.53 Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited

Exhibit 4.54 Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd.

Exhibit 4.55 Loan Agreement dated August 19, 2004 between the Company and Munday Home Sales Ltd.

Exhibit 4.56 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Todd Township Property

Exhibit 4.57 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Maskootch Lake Property

Exhibit 4.58 Mining Option Agreement dated August 31, 2004 between the Company and 1544230 Ontario Inc.

Exhibit 4.59 Debt Settlement Agreement dated October 8, 2004 between the Company and Munday Home Sales Ltd. ("MHS")

Exhibit 4.60 Debt Settlement Agreement dated October 8, 2004 between the Company and Tri-Pol Energy Corporation ("Tri-Pol")

Exhibit 4.61 Form of Warrant Certificate dated December 23, 2004 for each of MHS and Tri-Pol

Exhibit 4.62      Subscription   Agreements  dated  November  2004  between  the
                  Company and various purchasers

Exhibit 4.63 Form of Warrant Certificate dated December 8, 2004 issued to various purchasers in connection with a private placement

Exhibit 4.64 Subscription and Renunciation Agreement between the Company and Canadian Small Cap Resource Fund 2004 Limited Partnership dated December 23, 2004

Exhibit 4.65 Form of Warrant Certificate dated December 30, 2004 issued to Canadian Small Cap Resource Fund 2004 Limited Partnership

Exhibit 4.66 Form of Warrant Certificate dated December 30, 2004 issued to First Associates Inc.

Exhibit 4.67 Subscription Agreements dated March 2005 between the Company and various purchasers

Exhibit 4.68 Form of Warrant Certificate dated March 23, 2005 issued to various purchasers in connection with a private placement

Exhibit 4.69      Subscription   Agreement  between  the  Company  and  Hastings
                  Management Corp. dated April 13, 2005

Exhibit 12.1      Certification of Rupert L. Bullock Pursuant to Rule 13a-14(a)

Exhibit 12.2      Certification of Lynn W. Evoy Pursuant to Rule 13a-14(a)

Exhibit 13.1      Certification  of  Rupert  L.  Bullock  Pursuant  to 18 U.S.C.
                  Section 1350

Exhibit 13.2      Certification  of Lynn W. Evoy  Pursuant to 18 U.S.C.  Section
                  1350

Exhibit 15.1      Map of  Todd,  Maskootch  Lake  and KPM  Properties,  Ontario,
                  Canada

Exhibit 15.2      General Geology Map, KPM Property, Kenora, Ontario, Canada
----------
(1)    Previously filed as an exhibit to the Company's Registration Statement on
       Form  20-F,   filed  with  the   Commission  on  October  14,  2003,  and
       incorporated herein by reference.

(2) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form 20-F, filed with the Commission on June 21, 2004, and incorporated herein by reference.

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf


Date:    April 18, 2005                     Amador Gold Corp.

                                            BY:  /S/ RUPERT L. BULLOCK
                                               -------------------------
                                            Rupert L. Bullock, President

                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                         OCTOBER 31, 2004, 2003 AND 2002

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------





Report of Independent Registered Public Accounting Firm                      68

Statements of Operations and Deficit                                         69

Balance Sheets                                                               70

Schedules of Mineral Property Expenditures                                   71

Statements of Cash Flows                                                     72

Notes to the Financial Statements                                         73-85

STALEY, OKADA & PARTNERS                      Suite 400 - 889 West Pender Street
CHARTERED ACCOUNTANTS                              Vancouver, BC Canada  V6C 3B2
                                                                TEL 604 694-6070
                                                                FAX 604 585-3800
                                                            info@staleyokada.com
                                                             www.staleyokada.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
--------------------------------------------------------------------------------


TO THE DIRECTORS AND SHAREHOLDERS OF AMADOR GOLD CORP.:

We have audited the accompanying balance sheets of Amador Gold Corp. (AN EXPLORATION STAGE COMPANY) as at October 31, 2004 and 2003 and the related statements of operations, and cash flows for the years then ended October 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended October 31, 2004, 2003 and 2002, in conformity with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As at October 31, 2004, the company has an accumulated deficit off $3,931,824. As discussed in Note 1 to the financial statements, additional capital will be necessary to fund the company's long-term operations. These conditions, among others, raise substantial doubt about the company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                 /S/ STALEY, OKADA & PARTNERS
                                                 -------------------------------

Vancouver, B.C.                                  STALEY, OKADA & PARTNERS
January 5, 2005                                  CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31,          2004            2003           2002
--------------------------------------------------------------------------------


ADMINISTRATIVE EXPENSES
    Bank charges ...............   $        832    $        620    $        351
    Consulting fees ............         46,519          29,232            --
    Depreciation ...............            274            --              --
    Financing fees (note 5) ....           --           102,500          10,000
    Interest on debt ...........         49,779          24,748           5,406
    Investor relations and
       promotion ...............        132,154          78,260            --
    Legal and accounting .......         79,570          63,044          30,009
    Management fees (note 8) ...         27,000          44,000          30,000
    Office and miscellaneous ...         15,108           5,247           2,115
    Part XII.6 penalty tax .....          3,800            --              --
    Regulatory fees ............         34,808          15,866          15,311
    Transfer agent fees ........         10,116           6,811           4,966
    Stock based compensation
       (note 9) ................        144,000            --              --
    Recovery of prior year
       expenses ................           --            (1,690)           --
    Less: interest earned ......         (4,960)         (3,209)           (434)
                                   ------------    ------------    ------------

                                        539,000         365,429          97,724
                                   ------------    ------------    ------------

LOSS BEFORE OTHER ITEMS ........       (539,000)       (365,429)        (97,724)
                                   ------------    ------------    ------------

OTHER ITEMS
    Write off of marketable
       securities ..............           --              --              (100)
    Write off of patent ........           --              --                (1)
    Write off (recovery) of
       mineral property
       expenditures ............         11,788        (158,990)           --
                                   ------------    ------------    ------------

                                         11,788        (158,990)           (101)
                                   ------------    ------------    ------------

LOSS FOR THE YEAR ..............       (527,212)       (524,419)        (97,825)

DEFICIT, BEGINNING OF YEAR .....     (3,812,612)     (3,416,958)     (3,364,696)

FUTURE INCOME TAX BENEFIT
   RECOGNIZED ON ISSUANCE OF
   FLOW THROUGH SHARES .........        408,000         128,765          45,563
                                   ------------    ------------    ------------

DEFICIT, END OF YEAR ...........   $ (3,931,824)   $ (3,812,612)   $ (3,416,958)
                                   ============    ============    ============

LOSS PER SHARE - BASIC
   AND FULLY DILUTED ...........   $      (0.04)   $      (0.07)   $      (0.04)
                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   SHARES ......................     14,545,967       7,893,541       2,505,267
                                   ============    ============    ============


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                               2004           2003          2002
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents .....   $    23,017    $    98,463    $    68,123
    Tax credits recoverable .......        12,909           --             --
    Goods and services tax
       recoverable ................         6,588          3,915         12,729
    Prepaid expenses ..............         5,600            433           --
                                      -----------    -----------    -----------

                                           48,114        102,811         80,852

MINERAL PROPERTIES (note 3) .......     2,466,879      1,011,059        167,049

EQUIPMENT .........................         1,552           --             --
                                      -----------    -----------    -----------

                                      $ 2,516,545    $ 1,113,870    $   247,901
                                      ===========    ===========    ===========

LIABILITIES

CURRENT
    Accounts payable ..............   $    51,353    $    67,447    $    36,055
    Accrued liabilities ...........        12,000           --             --
    Due to related party (note 8) .        10,688          3,946           --
    Convertible debenture (note 4)           --          125,000           --
    Promissory note payable
       (note 5) ...................          --          350,000           --
                                      -----------    -----------    -----------

                                           74,041        546,393         36,055

CONVERTIBLE DEBENTURE (note 4) ....          --             --          125,000
                                      -----------    -----------    -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 7) ............     6,374,328      4,380,089      3,503,804

DEFICIT ...........................    (3,931,824)    (3,812,612)    (3,416,958)
                                      -----------    -----------    -----------

                                        2,442,504        567,477         86,846
                                      -----------    -----------    -----------

                                      $ 2,516,545    $ 1,113,870    $   247,901
                                      ===========    ===========    ===========

Going concern (note 1)
Commitments (note 10)

APPROVED BY THE DIRECTORS:

/s/ RUPERT L. BULLOCK                       /s/ LYNN W. EVOY
----------------------------                ---------------------------
Rupert L. Bullock, Director                 Lynn W. Evoy, Director


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2004
-------------------------------------------------------------------------------------------
                                      MASKOOTCH       TODD
                                         LAKE       TOWNSHIP        KENORA
                                       PROPERTY     PROPERTY        CLAIMS         TOTAL
                                     -----------   -----------    -----------   -----------
ACQUISITION COSTS
  Opening balance ................   $      --     $      --      $   552,500   $   552,500
  Staking costs ..................          --            --            4,100         4,100
  Option payments - cash .........         5,000         3,000        300,000       308,000
  Option payments - shares .......         5,000         5,000           --          10,000
  Finder's fees - cash ...........          --            --           58,482        58,482
                                     -----------   -----------    -----------   -----------

  Closing balance ................        10,000         8,000        915,082       933,082
                                     -----------   -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ................          --            --          458,559       458,559
  Camp ...........................          --            --           35,231        35,231
  Consulting .....................          --            --          134,014       134,014
  Drilling .......................          --            --          835,358       835,358
  Mapping and sampling ...........          --            --           38,252        38,252
  Miscellaneous ..................          --            --           21,956        21,956
  Surveying ......................          --            --           10,427        10,427
                                     -----------   -----------    -----------   -----------

  Closing balance ................          --            --        1,533,797     1,533,797
                                     -----------   -----------    -----------   -----------

BALANCE, END OF YEAR .............   $    10,000   $     8,000    $ 2,448,879   $ 2,466,879
                                     ===========   ===========    ===========   ===========


FOR THE YEAR ENDED OCTOBER 31, 2003
-----------------------------------------------------------------------------
                                        LIARD         KENORA
                                       CLAIMS         CLAIMS         TOTAL
                                     -----------    -----------   -----------

ACQUISITION COSTS
  Opening balance ................   $    15,000    $      --     $    15,000
  Option payments - cash .........          --          510,000       510,000
  Finder's fees - cash ...........          --           42,500        42,500
                                     -----------    -----------   -----------

  Closing balance ................        15,000        552,500       567,500
                                     -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ................       152,049           --         152,049
  Camp ...........................          --           40,602        40,602
  Consulting .....................          --           36,000        36,000
  Drilling .......................          --          338,000       338,000
  Mapping and sampling ...........          --           12,867        12,867
  Miscellaneous ..................           980         13,087        14,067
  Reports ........................          --           16,003        16,003
  Reversal of costs ..............        (9,039)          --          (9,039)
  Surveying ......................          --            2,000         2,000
                                     -----------    -----------   -----------

  Closing balance ................       143,990        458,559       602,549
                                     -----------    -----------   -----------

                                         158,990      1,011,059     1,170,049
Mineral property costs written off      (158,990)          --        (158,990)
                                     -----------    -----------   -----------
BALANCE, END OF YEAR .............   $      --      $ 1,011,059   $ 1,011,059
                                     ===========    ===========   ===========


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                          2004          2003           2002
---------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the year ...........................   $  (527,212)   $  (524,419)   $   (97,825)

    Add items not affecting cash:
          Depreciation ..........................           274           --             --
       Financing fee ............................          --           70,000         10,000
       Write off of marketable securities .......          --             --              100
       Write off of patent ......................          --             --                1
       Write off of mineral property expenditures          --          158,990           --
       Stock based compensation .................       144,000           --             --
                                                    -----------    -----------    -----------

                                                       (382,938)      (295,429)       (87,724)
    Change in non-cash working capital items:
          Tax credits recoverable ...............       (12,909)
       Goods and services tax recoverable .......        (2,673)         8,814        (11,914)
       Prepaid expenses .........................        (5,167)          (433)          --
       Accounts payable .........................        36,395         31,391         16,066
       Accrued liabilities ......................        12,000           --             --
                                                    -----------    -----------    -----------

                                                       (355,292)      (255,657)       (83,572)
                                                    -----------    -----------    -----------

FINANCING ACTIVITIES
   Loans received ...............................       187,500           --          175,000
   Repayment of loans ...........................      (100,000)          --          (50,000)
   Promissory note issued .......................          --          350,000           --
   Advances from related parties ................         6,742          3,946         16,566
   Issuance of share capital ....................     1,750,000        995,250        200,000
   Share issuance costs .........................      (132,750)       (71,200)       (29,600)
                                                    -----------    -----------    -----------

                                                      1,711,492      1,277,996        311,966
                                                    -----------    -----------    -----------

INVESTING ACTIVITIES
   Purchase of equipment ........................        (1,826)          --             --
   Acquisition of mineral properties ............      (370,582)      (552,500)       (10,000)
   Deferred exploration expenditures ............    (1,059,238)      (439,499)      (152,049)
                                                    -----------    -----------    -----------

                                                     (1,431,646)      (991,999)      (162,049)
                                                    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS .       (75,446)        30,340         66,345

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ....        98,463         68,123          1,778
                                                    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR ..........   $    23,017    $    98,463    $    68,123
                                                    ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid ..............................   $    26,250    $    24,748    $     5,406
     Income taxes paid ..........................   $      --      $      --      $      --

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 13)


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2004 the company has interests in properties in the Province of Ontario, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During the year, the company incurred a loss of $527,212 and has an accumulated deficit of $3,931,824. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         b)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

                  Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         d)       FOREIGN CURRENCY TRANSLATION

                  Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

         e)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

         f)       STOCK BASED COMPENSATION PLAN

                  EffectiveNovember 1, 2002, the company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         g)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

         h)       FLOW THROUGH SHARES

                  Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, this future income tax liability has then been reduced by the recognition previously unrecorded future income tax assets on unused tax losses and deductions.

         i)       LOSS PER SHARE

                  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2004, 2003, and 2002.

         j)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         k)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash and cash equivalents, tax credits recoverable, goods and services tax recoverable, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY

                  During fiscal 2003 the company entered into an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004 (paid), and 2005, $500,000 on each of August 27, 2006, 2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. There is an additional amount of $50,000 due on December 31, 2004 (paid). To date the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

                  A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid),  5% on the next $700,000  ($35,000  paid),  2.5% on the next $4,000,000 ($33,482 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

         b)       TODD TOWNSHIP PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $69,000 cash ($3,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

         c)       MASKOOTCH LAKE PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $88,000 cash ($5,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         d)       GLASS CLAIMS PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (25,000 common shares were issued subsequent to the year end) and $93,000 cash over a 4 year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (continued)

         e)       LIARD DIVISION

                  On May 30, 2002, the company announced an option agreement to explore and develop 32 claims in the Liard Mining Division of British Columbia, which was subsequently expanded to cover 10,320 HA. The company was to be the operator of the project, and was required to make cash payments of $100,000 ($10,000 paid), issue 450,000 (50,000 issued) common shares, and incur exploration expenditures of $1,100,000 ($150,000 incurred) to earn a 50% interest. The company decided not to make the May 2003 cash and share payments. The company has retained a 10% interest in the property previously earned.

4.       CONVERTIBLE DEBENTURE

         On July 10, 2002, the company issued two promissory notes in the total amount of $175,000 to finance the Kenora Property (note 3(a)). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced. A bonus in an amount equal to 20% of the value of the loans may be paid in common shares of the company.

         The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002. 100,000 common shares, representing 20% of the principal value of the loan were issued as a bonus.

         The second note, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. During the year the company paid accrued interest of $26,250, the remaining interest of $3,892, and principal was settled for 991,480 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

5.       PROMISSORY NOTE PAYABLE

         Under an agreement dated July 4, 2003 the company borrowed $350,000 from a shareholder. The funds bear interest at 10% per annum, compounded monthly in arrears, and is payable one year from the date advanced, or on written notice from the lender. In consideration for the loan the company issued 311,111 bonus shares, valued at $0.225 per share, for total financing fees of $70,000. In addition a finder's fee of $32,500 was paid to Research Capital.

         During the year interest of $46,029, and principal were settled for 3,046,374 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

6.       LOAN PAYABLE

         Under an agreement dated August, 2004 the company borrowed $187,500 from a shareholder. The funds bear interest at 10% per annum, compounded semi-annually in arrears, and are payable one year from the date advanced, or on written notice from the lender.

         The company repaid $100,000 during October 2004, the remaining principal of $87,500, and accrued interest of $2,568 was settled for 692,834 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED AND ALLOTTED

                                                    NUMBER OF
ISSUED                                                SHARES        SHARE AMOUNT
---------------------------------------------      -----------      -----------

Balance, October 31, 2001 ...................        2,309,651      $ 3,297,092
Issued for
    Property acquisition ....................           50,000            5,000
    Loan bonus ..............................          100,000           10,000
    Shares for debt .........................          668,750           66,875
Issued for cash
    Private placements ......................        2,000,000          200,000
Share issuance costs ........................             --            (29,600)
Income tax benefits renounced on
    flow through shares issued ..............             --            (45,563)
                                                   -----------      -----------

Balance, October 31, 2002 ...................        5,128,401        3,503,804
Issued for
    Loan bonus ..............................          311,111           70,000
Issued for cash
    Private placements ......................        4,480,715          960,200
    Exercise of options .....................          147,000           35,050
Stock based compensation ....................             --             11,000
Share issuance costs ........................             --            (71,200)
Income tax benefits renounced on
    flow through shares issued ..............             --           (128,765)
                                                   -----------      -----------

Balance, October 31, 2003 ...................       10,067,227      $ 4,380,089
Issued for
   Property acquisition .....................           50,000           10,000
Issued for cash
   Private placements .......................        4,400,000        1,475,000
   Exercise of warrants .....................        2,750,000          275,000
   Stock based compensation .................             --            160,000
   Share issuance costs .....................             --           (132,750)
   Income tax benefits renounced on
      flow through shares issued ............             --           (408,000)
                                                   -----------      -----------

BALANCE, OCTOBER 31, 2004 ...................       17,267,227        5,759,339
                                                   ===========      ===========

ALLOTTED

Balance, beginning ..........................             --               --
Issued for
    Shares for debt .........................        4,730,688          614,989
                                                   -----------      -----------

BALANCE ENDING, ISSUED AND ALLOTTED .........       21,997,915      $ 6,374,328
                                                   ===========      ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS

                  (i)      During  fiscal  2002  the  company  issued  2,000,000
                           units,   for  $0.10   per  unit   through  a  private
                           placement:

                                    1,150,000  flow-through  common shares, with
                                    1,150,000   non-transferable   warrants   to
                                    purchase one non flow-through common share at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                                    850,000  common  shares of the company  with
                                    850,000    non-transferable    warrants   to
                                    purchase  one common share of the company at
                                    an  exercise   price  of  $0.10  per  share,
                                    exercisable until October 7, 2004.

                  (ii) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (iii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iv) During fiscal 2003 the company issued 535,715 units for $0.28 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

                  (v) During fiscal 2003 the company issued 250,000 units for $0.40 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (vi) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  (vii) During fiscal 2004 the company agreed to issue 4,730,688 units in settlement of debt (notes 4, 5 and 6) each unit comprising one common shares and one non-transferable warrants exercisable at $0.13 per share for a period of 2 years. These units have been treated as allotted in these financial statements but were formally issued subsequent to the year end.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL (continued)

         d)       OPTIONS OUTSTANDING

                  As at October 31, 2004 there were  1,285,000  (2003 - 785,000;
                  2002 - 340,000) options outstanding as follows:

                     Expiry date          Exercise price      Number of options
                  -----------------       --------------      -----------------

                    October 8, 2007           $0.10                340,000
                  December 18, 2007           $0.23                 85,000
                      March 2, 2008           $0.25                310,000
                      June 16, 2008           $0.30                 50,000
                    January 5, 2009           $0.56                500,000

         e)       WARRANTS OUTSTANDING

                  As  at  October  31,  2004  there  were  13,611,403   (2003  -
                  7,730,715; 2002 - 1,250,000) warrants outstanding as follows:

                      Expiry date         Exercise price      Number of warrants
                  ------------------      --------------      ------------------

                   November 14, 2004          $0.14                 320,000
                   February 28, 2005          $0.25               3,375,000
                        May 29, 2005          $0.32                 535,715
                  September 30, 2005          $0.40                 250,000
                   December 22, 2005          $0.30               1,300,000
                   December 22, 2005          $0.35               3,100,000
                   December 22, 2006          $0.13               4,730,688

         f)       ESCROW SHARES

                  As at October 31, 2004 there were 25,000 (2003 and 2002 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

8.       RELATED PARTY TRANSACTIONS

         a) During the year the company recorded management fees of $27,000 (2003 - $44,000; 2002 - $30,000) to companies controlled by Directors of the company. At October 31, 2004 $10,688 (2003 - $3,946; 2002 - $nil) was owed to companies controlled by directors of the company for management fees and payments made on the company's behalf.

         b) During the year, fees for consulting services in the amount of $32,164 (2003 - $29,232: 2002 - $nil) were paid to a company controlled by an officer of the company.

         c) During fiscal 2002, the company settled indebtedness of $66,875 to the company controlled by a Director of the company by issuing 668,750 shares at $0.10 per share.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

9.       STOCK COMPENSATION

         The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (f) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

         As disclosed in note 7(d(v)) the company issued 500,000 options during the current year. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year.

         Dividend rate              0.00 %      Expected life          3 years
         Risk-free interest rate    3.92 %      Expected volatility   72 %

         As disclosed in note 7(d(iv)) the company issued 50,000 options to a consultant during fiscal 2003. Using the assumptions below the fair value of each option granted was $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) during fiscal 2003.

         Dividend rate              0.00 %      Expected life          5 years
         Risk-free interest rate    4.08 %      Expected volatility  100 %

         As disclosed in notes 7(d(ii-iii)) the company issued options 542,000 to directors during fiscal 2003. In accordance with CICA standards in those years the fair value $96,180, as determined on the below weighted average assumptions, was disclosed, but no compensation expense was recorded.

         Dividend rate              0.00 %      Expected life          5 years
         Risk-free interest rate    4.04 %      Expected volatility  100 %

         The pro forma effect on net loss per share for the period ended October 31, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follow:

         Net loss for the year ........................      $(524,419)
         Unrecorded stock option compensation .........        (96,180)
                                                             ---------

         Proforma loss for the period .................      $(620,599)
                                                             =========

         Proforma loss per share ......................      $   (0.08)
                                                             =========

         Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

10.      COMMITMENTS

         By agreement dated January 1, 2004, the company entered into a management agreement with a company controlled by a director and officer. Compensation is $2,000 per month for one year. This agreement is renewable for one year.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

11.      INCOME TAXES

         As at October 31, 2004, the company has income tax losses of approximately $976,000 (2003 - $325,000) expiring between 2004 and 2014. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                  Rate
                  $230,000                 100%
                  $997,000                  30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts, except for a recovery created by the renouncement of a benefit on the issuance of flow through shares.

12.      SUBSEQUENT EVENTS

         a) Subsequent to the year end the 320,000 warrants at $0.14 expired.

         b) Subsequent to the year end the company issued 25,000 common shares and paid $8,000 cash towards the acquisition of the Glass claims (note 3d).

         c) Subsequent to the year end the company completed two private placements:

                  (i) 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable for a period of 2 years. The company paid a finders fee of $18,000.

                  (ii) 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants, each warrant to purchase one common share at an exercise price of $0.15 per share exercisable for a period of 12 months.

13.      SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                     2004         2003         2002
-----------------------------------------     --------     --------     --------

Investing activities
     Mineral property acquisition .......     $ 10,000     $   --       $  5,000
     Stock based compensation
       capitalized to deferred
       exploration ......................       16,000       11,000         --
                                              --------     --------     --------
                                              $ 26,000     $ 11,000     $  5,000
                                              ========     ========     ========

Financing activities
     Share for debt settlement,
        principal .......................     $562,500     $   --       $ 66,875
     Share for debt settlement,
        interest ........................       52,489         --           --
     Shares issued for financing
        fees ............................         --         70,000       10,000
     Stock based compensation
        included in share capital .......      160,000       11,000         --
                                              --------     --------     --------
                                              $774,989     $ 81,000     $ 76,875
                                              ========     ========     ========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                     FOR THE YEARS ENDED
                                           OCTOBER 31,    October 31,    October 31,
                                              2004           2003            2002
                                           -----------    -----------    -----------
Statement of operations and deficit

Loss for the year under:
     Canadian GAAP .....................   $  (527,212)   $  (524,419)   $   (97,825)
     Add:  Write-down of properties ....          --          158,990           --
     Less:  Mineral property exploration
     and development expenditures ......    (1,455,820)    (1,003,000)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,983,032)   $(1,368,429)   $  (264,874)
                                           -----------    -----------    -----------

Loss per share - US GAAP ...............   $     (0.14)   $     (0.17)   $     (0.10)
                                           -----------    -----------    -----------

Balance sheet
Assets
Mineral Properties
     Canadian GAAP .....................   $ 2,466,879    $ 1,011,059    $   167,049
     Resource property expenditures
     (cumulative) ......................    (2,466,879)    (1,011,059)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $      --      $      --      $      --
                                           -----------    -----------    -----------

Deficit
      Canadian GAAP ....................   $(3,931,824)   $(3,812,612)   $(3,416,958)
      Resource property expenditures
      (cumulative) .....................    (2,466,879)    (1,011,059)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $(6,398,703)   $(4,823,671)   $(3,584,007)
                                           ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2003 the company has chosen to account for stock-based compensation using in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The comparative figures have been shown using APB 25, being disclosure only.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2004, 2003, and 2002 were 14,520,967, 7,868,541, 2,480,267, respectively.

         d)       NEW ACCOUNTING PRONOUNCEMENTS

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         d)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 153 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for periods beginning after June 15, 2003, except for certain mandatorily redeemable non-controlling interests.

                  In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there is a non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

                                  EXHIBIT INDEX

Following is a list of all of the exhibits that are filed as part of this Form 20-F:

Exhibit 1.1 Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)

Exhibit 1.2 Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)

Exhibit 1.3 Altered Memorandum dated December 11, 1990 (filed on January 9, 1991)(1)

Exhibit 1.4 Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991(1)

Exhibit 1.5       Altered Memorandum dated February 15, 2000 (filed on March 13,
                  2000)(1)

Exhibit 1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000(1)

Exhibit 1.7       Altered  Memorandum  dated  May 8,  2003  (filed  on  May  16,
                  2003)(1)

Exhibit 1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003(1)

Exhibit 1.9 Articles of the Company (formerly known as Golden Trend Energy Ltd.)(1)

Exhibit 1.10      Transition Application dated January 5, 2005

Exhibit 1.11      Notice of Articles dated January 5, 2005

Exhibit 4.1 Mineral Exploration Option Agreement dated May 30, 2002 between the Company and Goldrea Resources Corp.(1)

Exhibit 4.2 Amending Agreement dated August 27, 2002 between the Company and Goldrea Resources Corp.(1)

Exhibit 4.3 Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers(1)

Exhibit 4.4 Non Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers including Richard W. Hughes(1)

Exhibit 4.5 Debt Settlement Agreement dated September 10, 2002 between the Company and Bullock Consulting Ltd.(1)

Exhibit 4.6 Form of Warrant Certificate dated October 7, 2002 issued to various purchasers including Richard W. Hughes in connection with a private placement(1)

Exhibit 4.7 Director Stock Option Agreement dated October 9, 2002 between the Company and Rupert L. Bullock(1)

Exhibit 4.8 Director Stock Option Agreement dated October 9, 2002 between the Company and Lynn W. Evoy(1)

Exhibit 4.9 Director Stock Option Agreement dated October 9, 2002 between the Company and Philip J. Southam(1)

Exhibit 4.10 Officer Stock Option Agreement dated October 9, 2002 between the Company and Ronda Ross-Love(1)

Exhibit 4.11 Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation(1)

Exhibit 4.12 Warrant Certificate dated October 16, 2002 for Tri-Pol Energy Corporation(1)

Exhibit 4.13 Letter of Intent dated October 18, 2002 between the Company and Richard W. Hughes(1)

Exhibit 4.14 Subscription Agreement dated November 6, 2002 between the Company and Richard W. Hughes(1)

Exhibit 4.15      Warrant  Certificate  dated  November  14, 2002 for Richard W.
                  Hughes(1)

Exhibit 4.16 Director Stock Option Agreement dated December 19, 2002 between the Company and Richard W. Hughes(1)

Exhibit 4.17 Officer Stock Option Agreement dated December 19, 2002 between the Company and Stephen Pearce(1)

Exhibit 4.18 Flow-Through Subscription Agreements dated January/February 2003 between the Company and various purchasers(1)

Exhibit 4.19      Non     Flow-Through     Subscription     Agreements     dated
                  January/February   2003   between   the  Company  and  various
                  purchasers(1)

Exhibit 4.20 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement(1)

Exhibit 4.21      Mineral  Exploration  Option  Agreement dated January 31, 2003
                  between  the  Company   and  Kenora   Prospectors   &  Miners,
                  Limited(1)

Exhibit 4.22 Mineral Exploration Option Agreement dated January 31, 2003 between the Company and Machin Mines Ltd.(1)

Exhibit 4.23 Amendment to Stock Option Agreement dated February 7, 2003 between the Company and Richard W. Hughes(1)

Exhibit 4.24 Amendment to Stock Option Agreement dated February 7, 2003 between the Company and Stephen Pearce(1)

Exhibit 4.25 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement(1)

Exhibit 4.26 Director Stock Option Agreement dated March 3, 2003 between the Company and Rupert L. Bullock(1)

Exhibit 4.27 Director Stock Option Agreement dated March 3, 2003 between the Company and Lynn W. Evoy(1)

Exhibit 4.28 Director Stock Option Agreement dated March 3, 2003 between the Company and Philip J. Southam(1)

Exhibit 4.29 Director Stock Option Agreement dated March 3, 2003 between the Company and Richard W. Hughes(1)

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Company and Stephen Pearce(1)

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Company and Ronda Ross-Love(1)

Exhibit 4.32 Non-Flow Subscription Agreement dated May 2003 between the Company and various - purchasers(1)

Exhibit 4.33 Form of Warrant Certificate dated May 29, 2003 issued to various purchasers in connection with a private placement(1)

Exhibit 4.34 Letter of Termination dated June 6, 2003 from the Company to Goldrea Resources Corp. (1)

Exhibit 4.35 Consultant Stock Option Agreement dated June 16, 2003 between the Company and Kevin Leonard(1)

Exhibit 4.36 Loan Agreement dated July 4, 2003 between the Company and Munday Home Sales Ltd.(1)

Exhibit 4.37 Subscription Agreement dated September 16, 2003 between the Company and Munday-Maxwell & Gaylene-Association(1)

Exhibit 4.38 Form of Warrant Certificate dated May 29, 2003 issued to Munday-Maxwell & Gaylene Association in connection with a private placement(1)

Exhibit 4.39 Finder's Fee Agreement dated July 18, 2002 between Richard Hughes and Donald E. Cross(2)

Exhibit 4.40 Consulting Agreement dated November 1, 2003 between the Company and Kevin Leonard(2)

Exhibit 4.41 Flow-Through Subscription Agreements dated November/December 2003 between the Company and various purchasers(2)

Exhibit 4.42      Non     Flow-Through     Subscription     Agreements     dated
                  November/December   2003   between  the  Company  and  various
                  purchasers(2)

Exhibit 4.43 Form of Warrant Certificate dated December 22, 2003 issued to various purchasers in connection with a private placement(2)

Exhibit 4.44 Management Agreement dated January 1, 2004 between the Company and Bullock Consulting Ltd.(2)

Exhibit 4.45 Director Stock Option Agreement dated January 6, 2004 between the Company and Rupert L. Bullock(2)

Exhibit 4.46 Director Stock Option Agreement dated January 6, 2004 between the Company and Lynn W. Evoy(2)

Exhibit 4.47 Director Stock Option Agreement dated January 6, 2004 between the Company and Philip J. Southam(2)

Exhibit 4.48 Director Stock Option Agreement dated January 6, 2004 between the Company and Richard W. Hughes(2)

Exhibit 4.49 Officer Stock Option Agreement dated January 6, 2004 between the Company and Beverly J. Bullock(2)

Exhibit 4.50 Officer Stock Option Agreement dated January 6, 2004 between the Company and Ronda Ross-Love(2)

Exhibit 4.51 Consultant Stock Option Agreement dated January 6, 2004 between the Company and Kevin Leonard(2)

Exhibit 4.52      Stock Option Plan effective April 8, 2004(2)

Exhibit 4.53 Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited

Exhibit 4.54 Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd.

Exhibit 4.55 Loan Agreement dated August 19, 2004 between the Company and Munday Home Sales Ltd.

Exhibit 4.56 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Todd Township Property

Exhibit 4.57 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Maskootch Lake Property

Exhibit 4.58 Mining Option Agreement dated August 31, 2004 between the Company and 1544230 Ontario Inc.

Exhibit 4.59 Debt Settlement Agreement dated October 8, 2004 between the Company and Munday Home Sales Ltd. ("MHS")

Exhibit 4.60 Debt Settlement Agreement dated October 8, 2004 between the Company and Tri-Pol Energy Corporation ("Tri-Pol")

Exhibit 4.61 Form of Warrant Certificate dated December 23, 2004 for each of MHS and Tri-Pol

Exhibit 4.62      Subscription   Agreements  dated  November  2004  between  the
                  Company and various purchasers

Exhibit 4.63 Form of Warrant Certificate dated December 8, 2004 issued to various purchasers in connection with a private placement

Exhibit 4.64 Subscription and Renunciation Agreement between the Company and Canadian Small Cap Resource Fund 2004 Limited Partnership dated December 23, 2004

Exhibit 4.65 Form of Warrant Certificate dated December 30, 2004 issued to Canadian Small Cap Resource Fund 2004 Limited Partnership

Exhibit 4.66 Form of Warrant Certificate dated December 30, 2004 issued to First Associates Inc.

Exhibit 4.67 Subscription Agreements dated March 2005 between the Company and various purchasers

Exhibit 4.68 Form of Warrant Certificate dated March 23, 2005 issued to various purchasers in connection with a private placement

Exhibit 4.69      Subscription   Agreement  between  the  Company  and  Hastings
                  Management Corp. dated April 13, 2005

Exhibit 12.1      Certification of Rupert L. Bullock Pursuant to Rule 13a-14(a)

Exhibit 12.2      Certification of Lynn W. Evoy Pursuant to Rule 13a-14(a)

Exhibit 13.1      Certification  of  Rupert  L.  Bullock  Pursuant  to 18 U.S.C.
                  Section 1350

Exhibit 13.2      Certification  of Lynn W. Evoy  Pursuant to 18 U.S.C.  Section
                  1350

Exhibit 15.1      Map of  Todd,  Maskootch  Lake  and KPM  Properties,  Ontario,
                  Canada

Exhibit 15.2      General Geology Map, KPM Property, Kenora, Ontario, Canada
----------
(1)    Previously filed as an exhibit to the Company's Registration Statement on
       Form  20-F,   filed  with  the   Commission  on  October  14,  2003,  and
       incorporated herein by reference.

(2) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form 20-F, filed with the Commission on June 21, 2004, and incorporated herein by reference.