Form 20-F
period 2005-10-31
AMADOR GOLD CORP
filed 2006-04-24
CIK 1266833

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR
     THE FISCAL YEAR ENDED OCTOBER 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ TO _________


                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:
     ____________________

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


   711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                    Name of Each Exchange
         Title of Each Class                         On Which Registered
------------------------------------       -------------------------------------
                None                                        None
------------------------------------       -------------------------------------

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

        As of March 31, 2006: 45,442,915 common shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                                Yes [_]   No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                                Yes [_]   No [X]

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer [_]    Accelerated filer [_]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                   Item 17 [X]       Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                                Yes [_]   No [X]

                                TABLE OF CONTENTS

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

GLOSSARY OF TERMS..............................................................1

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE...............................3

ITEM 3   KEY INFORMATION.......................................................3
         A.       Selected Financial Data......................................3
         B.       Capitalization and Indebtedness..............................7
         C.       Reasons for the Offer and Use of Proceeds....................7
         D.       Risk Factors.................................................7

ITEM 4   INFORMATION ON THE COMPANY...........................................10
         A.       History and Development of the Company......................10
         B.       Business Overview...........................................14
         C.       Organizational Structure....................................15
         D.       Property, Plants and Equipment..............................15

ITEM 4   UNRESOLVED STAFF COMMENTS............................................30

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................30
         A.       Operating Results...........................................31
         B.       Liquidity and Capital Resources.............................32
         C.       Research and Development, Patents, Licenses, etc............34
         D.       Trend Information...........................................34
         E.       Off-Balance Sheet Information...............................34
         F.       Tabular Disclosure of Contractual Information...............34

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................36
         A.       Directors and Senior Management.............................36
         B.       Compensation................................................38
         C.       Board Practices.............................................39
         D.       Employees...................................................40
         E.       Share Ownership.............................................40

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................41
         A.       Major Shareholders..........................................41
         B.       Related Party Transactions..................................42
         C.       Interests of Experts and Counsel............................47

ITEM 8   FINANCIAL INFORMATION................................................47
         A.       Financial Statements and Other Financial Information........47
         B.       Significant Changes.........................................48

ITEM 9   THE OFFER AND LISTING................................................48
         A.       Offer & Listing Details.....................................48
         B.       Plan of Distributions.......................................49
         C.       Markets.....................................................49
         D.       Selling Shareholders........................................49
         E.       Dilution....................................................49
         D.       Expenses of the Issue.......................................49

ITEM 10  ADDITIONAL INFORMATION...............................................50
         A.       Share Capital...............................................50
         B.       Memorandum and Articles of Association......................50
         C.       Material Contracts..........................................50
         D.       Exchange Controls...........................................54
         E.       Taxation....................................................54
         F.       Dividends and Paying Agents.................................62
         G.       Statement by Experts........................................62
         H.       Documents on Display........................................62
         I.       Subsidiary Information......................................63

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........63

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............63

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................64

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..................................................64

ITEM 15  CONTROLS AND PROCEDURES..............................................64

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.....................................64

ITEM 16B CODE OF ETHICS.......................................................64

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................64

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............65

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS...........................................................66

                                    PART III

ITEM 17  FINANCIAL STATEMENTS.................................................67
ITEM 18  FINANCIAL STATEMENTS.................................................67
ITEM 19  EXHIBITS.............................................................67

SIGNATURES....................................................................68
FINANCIAL STATEMENTS.........................................................F-1
EXHIBIT INDEX...............................................................EX-1

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of Amador Gold Corp. (the "Company" or "Amador") at October 31, 2005 as filed with the applicable Canadian Securities Regulators.

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

                                CONVERSION TABLE

In this Annual Report a combination of Imperial and metric measures are used with respect to our mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

-------------------------- ------------ --------------------- ------------------
IMPERIAL MEASURE    =      METRIC UNIT  METRIC MEASURE   =    IMPERIAL UNIT
-------------------------- ------------ --------------------- ------------------
2.47 acres                 1 hectare    0.4047 hectares       1 acre
3.28 feet                  1 metre      0.3048 metres         1 foot
0.62 miles                 1 kilometre  1.609 kilometres      1 mile
1.102 tons (short)         1 tonne      0.907 tonnes          1 ton
0.029 ounces (troy)/ton    1 gram/tonne 34.28 grams/tonne     1 ounce (troy/ton)
-------------------------- ------------ --------------------- ------------------

                                GLOSSARY OF TERMS

"batholiths,"     A body of magmatic rock of any  composition and shape emplaced and solidified beneath the surface of the Earth, with a surface area in excess of 100 square kilometres

"conjugate,"      Acute angle intersection

"felsic           A body of  magmatic  rock rich in  feldspar,  felspathoids  or
intrusion,"       quartz (i.e., granite, granatoid)

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

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The selected financial data of the Company for fiscal 2005 ended October 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for fiscal 2004, fiscal 2003 and fiscal 2002 ended October 31st was derived from the financial statements of the Company which have been audited by Staley, Okada & Partners, Chartered Accountants and fiscal 2001 ended October 31st was derived from the financial statements of the Company which have been audited by MacKay LLP, Chartered Accountants. All amounts are expressed in Canadian dollars.

The financial statements included in this Annual Report and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are several material differences between Canadian GAAP and United States GAAP as applied to the financial information disclosed or summarized herein. Note 10 to the Company's audited financial statements for Fiscal 2005 ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Company, and a reconciliation to United States GAAP of the Company's net income and stockholders' equity.

The information in the following table was extracted from the more detailed audited financial statements and related notes included herein and should be read in conjunction with such audited financial statements and with the information appearing under Item 5, "Operating and Financial Review and Prospects."

                  TABLE 1: STATEMENTS OF OPERATIONS AND DEFICIT
                        YEARS ENDED OCTOBER 31 (AUDITED)
--------------------------------   ----------    ----------    ----------    ----------    ----------
                                      2005          2004          2003          2002          2001
--------------------------------   ----------    ----------    ----------    ----------    ----------
Amortization ...................          466           274          --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Bank charges and interest ......        1,608           832           620           351           263
--------------------------------   ----------    ----------    ----------    ----------    ----------
Consulting fees ................      107,551        46,519        29,232          --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Financing fees .................         --            --         102,500        10,000          --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Interest on debt ...............         --          49,779        24,748         5,406          --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Investor relations and
promotion ......................       17,370       132,154        78,260          --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Legal and accounting ...........       49,033        79,570        63,044        30,009         9,616
--------------------------------   ----------    ----------    ----------    ----------    ----------
Management fees ................      137,000        27,000        44,000        30,000        30,000
--------------------------------   ----------    ----------    ----------    ----------    ----------
Office and
miscellaneous ..................       11,799        15,108         5,247         2,115         1,579
--------------------------------   ----------    ----------    ----------    ----------    ----------
Part X11.6 penalty tax .........         --           3,800          --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Regulatory fees ................       28,982        34,808        15,866        15,311         3,004
--------------------------------   ----------    ----------    ----------    ----------    ----------
Stock based
compensation ...................       79,000       144,000          --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Transfer agent fees ............        8,587        10,116         6,811         4,966         4,151
--------------------------------   ----------    ----------    ----------    ----------    ----------
Recovery of prior year expenses          --            --          (1,690)         --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Less:  interest earned .........         (619)       (4,960)       (3,209)         (434)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
TOTAL EXPENSES .................      440,777       539,000       365,429        97,724        48,613
--------------------------------   ----------    ----------    ----------    ----------    ----------
LOSS BEFORE OTHER ITEMS AND
OTHER TAXES ....................     (440,777)     (539,000)     (365,429)      (97,724)      (48,613)
--------------------------------   ----------    ----------    ----------    ----------    ----------
OTHER ITEMS AND INCOME TAXES
--------------------------------   ----------    ----------    ----------    ----------    ----------
Write off of distribution
rights and patents .............         --            --            --              (1)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Write off of marketable
securities .....................         --            --            --            (100)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Write off (recovery) of
mineral property expenditures            --          11,788      (158,990)         --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Future income tax benefit
recognized on issuance of flow
through shares .................      101,000          --            --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
TOTAL - OTHER ITEMS AND INCOME
TAXES ..........................      101,000        11,788      (158,990)         (101)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss for the period/year .......     (339,777)     (527,212)     (524,419)      (97,825)      (48,613)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Deficit - beginning of
period/year ....................   (3,931,824)   (3,812,612)   (3,416,958)   (3,364,696)   (3,316,083)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Future income tax benefit
recognized on issuance of flow
through shares .................         --         408,000       128,765        45,563          --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Deficit - end of period/year ...   (4,271,601)   (3,931,824)   (3,812,612)   (3,416,958)   (3,364,696)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss per share .................   ($    0.01)   ($    0.04)   ($    0.07)   ($    0.04)   ($    0.02)
--------------------------------   ----------    ----------    ----------    ----------    ----------

                                    US GAAP
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss for the year - US GAAP ....   (1,399,839)   (1,983,032)   (1,368,429)     (264,874)      (48,613)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss per share - US GAAP .......   ($    0.06)   ($    0.14)   ($    0.17)   ($    0.10)   ($    0.02)
--------------------------------   ----------    ----------    ----------    ----------    ----------


                             TABLE 2: BALANCE SHEETS
                        YEARS ENDED OCTOBER 31 (AUDITED)
----------------------------   -----------    -----------    -----------    -----------    -----------
                                  2005            2004          2003           2002           2001
----------------------------   -----------    -----------    -----------    -----------    -----------
Cash and cash equivalent ...       189,341         23,017         98,463         68,123          1,778
----------------------------   -----------    -----------    -----------    -----------    -----------
Tax credits recoverable ....          --           12,909           --             --             --
----------------------------   -----------    -----------    -----------    -----------    -----------
Goods and services tax
recoverable ................        16,038          6,588          3,915         12,729            815
----------------------------   -----------    -----------    -----------    -----------    -----------
Prepaid expenses ...........           483          5,600            433           --              100
----------------------------   -----------    -----------    -----------    -----------    -----------
Mineral properties and
deferred exploration costs .     3,526,941      2,466,879      1,011,059        167,049           --
----------------------------   -----------    -----------    -----------    -----------    -----------
Equipment ..................         1,086          1,552           --             --             --
----------------------------   -----------    -----------    -----------    -----------    -----------
Other long term assets .....          --             --             --             --                1
----------------------------   -----------    -----------    -----------    -----------    -----------
TOTAL ASSETS ...............     3,733,889      2,516,545      1,113,870        247,901          2,694
----------------------------   -----------    -----------    -----------    -----------    -----------
Accounts payable and accrued
liabilities ................        48,981         51,353         67,447         36,055         19,989
----------------------------   -----------    -----------    -----------    -----------    -----------
Due to related party .......         4,280         10,688          3,946           --           50,309
----------------------------   -----------    -----------    -----------    -----------    -----------
Promissory note payable ....          --             --          350,000           --             --
----------------------------   -----------    -----------    -----------    -----------    -----------
Convertible debenture ......          --             --          125,000        125,000           --
----------------------------   -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES ..........        53,261         74,041        546,393        161,055         70,298
----------------------------   -----------    -----------    -----------    -----------    -----------
Share capital ..............     7,952,229      6,374,328      4,380,089      3,503,804      3,297,092
----------------------------   -----------    -----------    -----------    -----------    -----------
Deficit ....................    (4,271,601)    (3,931,824)    (3,812,612)    (3,416,958)    (3,364,696)
----------------------------   -----------    -----------    -----------    -----------    -----------
Total Shareholders' equity
(deficit) ..................     3,680,628      2,442,504        567,477         86,846        (67,604)
----------------------------   -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY .......     3,733,889      2,516,545      1,113,870        247,901          2,694
----------------------------   -----------    -----------    -----------    -----------    -----------
Number of Shares, Issued &
Allotted ...................    39,417,915     21,997,915     10,067,227      5,128,401      2,309,651


                                     US GAAP
--------------------------------   --------   --------    --------    --------    --------
Mineral properties and
deferred exploration costs -
US GAAP ........................       --         --          --          --          --
--------------------------------   --------   --------    --------    --------    --------
Total Shareholders' equity -
US GAAP ........................    153,687    (24,375)   (443,582)    (80,203)    (67,604)
--------------------------------   --------   --------    --------    --------    --------

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

                           Year Ended October 31st
               -------- -------- -------- -------- --------
               2005     2004     2003     2002     2001
               -------- -------- -------- -------- --------
               1.2135   1.3145   1.4431   1.5735   1.5403
               -------- -------- -------- -------- --------

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):


MONTH                                                     HIGH             LOW
----------------------------------------------           ------           ------
March 2006 ...................................           1.1722           1.1320
----------------------------------------------           ------           ------
February 2006 ................................           1.1577           1.1379
----------------------------------------------           ------           ------
January 2006 .................................           1.1726           1.1436
----------------------------------------------           ------           ------
December 2005 ................................           1.1507           1.1736
----------------------------------------------           ------           ------
November 2005 ................................           1.1656           1.1960
----------------------------------------------           ------           ------
October 2005 .................................           1.1657           1.1887
----------------------------------------------           ------           ------

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company's five previous fiscal years are as follows:

                                  COMPANY'S FISCAL YEAR ENDED OCTOBER 31
                          ------------------------------------------------------
                           2005        2004        2003        2002        2001
--------------------      ------      ------      ------      ------      ------
High ...............      1.1607      1.2194      1.3043      1.5108      1.4933
Low ................      1.2703      1.3970      1.5903      1.6128      1.5905
Average ............      1.2135      1.3147      1.4379      1.5718      1.5411
Period End .........      1.1796      1.2209      1.3195      1.5610      1.5905

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Annual Report all references herein are to Canadian Dollars.

On March 31, 2006, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.1670.

B.       CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.       RISK FACTORS

Any investment in the Company's shares involves a high degree of risk. An investor should consider carefully the following information before deciding to buy the Company's common shares. If any of the events discussed in the following risk factors actually occurs, the Company's business, financial condition or results of operations would likely suffer. In this case, the market price of the Company's shares could decline, and the investor could lose all or part of its investment in the Company's shares. In particular, a prospective investor should consider carefully the following risk factors:

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

LACK OF EARNINGS AND CASH FLOW:
The Company has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow could force the Company to cease operations and investors in the Company will lose their entire investment. As at October 31, 2005, the Company's deficit was $(4,271,601).

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

NO PROVEN OR PROBABLE RESERVES:
The Company currently has few tangible assets, and no proven or probable reserves have been identified to date. If the Company does not discover proven reserves on its properties the Company will have to cease operations and investors will lose their entire investment. The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore.

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

UNCERTAINTY OF OBTAINING ADDITIONAL FUNDING REQUIREMENTS:
The Company has no earnings and will therefore require financing to complete its intended exploration programs. To date, the Company has funded its exploration programs through the issuance of its equity securities, and the Company will continue to need to fund its exploration programs in this manner until such time, if ever, that it generates revenues and profits. In addition, the current corporate plan envisions expenditures of approximately $1,000,000 for property payments and exploration expenses for this year. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to lose all or a portion of their investment.

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

VOLATILITY OF SHARE PRICE:
In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During Fiscal 2005, the Company's share price fluctuated between a low of $0.075 and a high of $0.15. Subsequent to Fiscal 2005, the Company's share price has fluctuated between a low of $$0.085 and a high of $0.20. Significant fluctuation in the Company's share price is likely to continue, and could potentially increase, in the future.

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

On March 29,  2004,  the  British  Columbia  legislature  enacted  the  BUSINESS
CORPORATIONS ACT (British Columbia) and repealed the COMPANY ACT (British Columbia). At an annual/special general meeting of shareholders held on May 11, 2005, shareholders passed the following special resolutions:

a) to remove the application of the pre-existing company provisions, as defined in the BUSINESS CORPORATIONS ACT (British Columbia);

b) to alter the Company's share structure to an unlimited number of common shares without par value; and

c)       to approve new articles for the Company.

The Notice of Alteration was effected on June 2, 2005.

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

The Company's head office is located at 711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 (Telephone: 604-685-2222; Facsimile:
604-685-3764). The Company's e-mail address is: info@amadorgoldcorp.com and its website is: www.amadorgoldcorp.com. The Company's registered office is located at 711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 (Telephone: 604-685-2222, Facsimile: 604-685-3764). The Company's U.S. counsel, Stephan, Oringher, Richman, Theodora & Miller, P.C. is located at 2029 Century Park East, 6th Floor, Los Angeles, California, U.S.A. 90067-2907 (Telephone:
310-557-2009; Facsimile: 310-551-0283).

The contact person in Vancouver, British Columbia, Canada is: Mr. Richard W. Hughes, President and Chief Executive Officer.

BUSINESS DEVELOPMENTS DURING FISCAL 2005

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an assignment agreement to acquire a 100% interest in the Magnum Property consisting of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares.

KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. The Property comprises 112 hectares.

SILVER STRIKE PROPERTY, ONTARIO

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. The Property comprises 256 hectares.

THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. The Property comprises 416 hectares.

SILVERCLAIM PROPERTY, ONTARIO

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silverclaim Property located in the Mickle Township, northern Ontario. The Property comprises 256 hectares.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company entered into an option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick consisting of two separate claim blocks (approximately 40 acres each) totaling 67 mineral claims.

AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property located in the Strathy Township, Ontario. The Property consists of 3 staked mineral claims.

STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company acquired a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Divison, Ontario.

BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. The Property consists of four, 62 unit claims.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property consisting of seven mineral claims in the Kenora Mining Division, Ontario located 53 km south of Dryden, Ontario

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property located in the Fripp Township, Ontario consisting of six mineral claims.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property located in the Catharine Township, Ontario consisting of seven mineral claims (16 units).

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company entered into an option agreement to acquire a 50% interest in the Connor Creek Property located in the Nelson Mining Division, British Columbia consisting of 41 mineral claims.

CHAPLEAU PROPERTY, ONTARIO

On October 1, 2005, the Company entered into an agreement to acquire a 50% interest in 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property located in Willet Township, Ontario consisting of 640 acres.

BUSINESS DEVELOPMENTS SUBSEQUENT TO FISCAL 2005

HORWOOD GOLD PROPERTY, ONTARIO, HORWOOD GOLD 2 PROPERTY, LABBE PROPERTY AND ROSS WINDSOR PROPERTY

On January 4, 2006, the Company entered into option agreements to acquire a 100% interest in four properties - Horwood Gold Property, Horwood Gold 2 Property, Labbe Property and Ross Windsor Property, covering over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, Ontario.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Up until July 2002, the Company was essentially dormant and reactivated itself by acquiring a joint venture interest in the BX Property from Goldrea. The Company made expenditures of approximately $150,000 in the summer and fall of 2002 exploring (drilling etc.) this property, which resulted in the Company acquiring a 10% interest. In May 2003, the Company terminated its option agreement with Goldrea in order to focus on its KPM Property which it acquired by a letter of intent in October 2002, followed by formal option agreements in January 2003, as amended on August 10, 2004 ("KPM Option Agreements"), under which the Company has made option payments totaling $225,000 in February 2003, $250,000 in August 2003, $250,000 in August 2004 and $250,000 in August 2005. A
finder's fee with respect to acquisition and exploration expenditures under the KPM Option Agreements of $46,282 was paid or accrued to January 31, 2006.

From the proceeds of private placements completed during fiscal 2005 and subsequent to fiscal 2005, the Company also paid the second option payment of $6,000 for the Todd Township Property, $8,000 for the second option payment on the Maskootch Lake Property and $10,000 for the second option payment on the Glass Township Property. The Company paid the first option payments for the following properties:

                   Silver Strike Property     $  8,000
                   Silverclaim Property       $ 15,000
                   Thompson Property          $  5,000
                   Kell Mine Property         $  5,000
                   Capitol Silver Property    $  5,000
                   Hudson Bay Property        $  5,000
                   Banting Chambers Property  $  5,000
                   Tetagouche Property        $ 10,000
                   Mennin Lake Property       $ 12,000
                   Willet Property            $  5,000
                   Horwood Gold Property      $ 15,000
                   Labbe Property             $  5,000
                   Ross Windsor               $  5,000

In addition the Company paid the entire cash consideration for the following properties:

                   Ajax Property               $ 80,000
                   Magnum Property             $ 50,000
                   Fripp Property              $  5,000
                   Strathy Property            $ 20,000
                   Horwood Gold 2 Property     $  6,000

The Company also paid a total of $12,500 to the optionor in respect of trenching costs previously incurred on the Connor Creek Property and $130,131.53 for staking on the Chapleau Property.

B.       BUSINESS OVERVIEW

OPERATIONS AND PRINCIPAL ACTIVITIES

The Company is a natural resource company engaged in the acquisition and exploration of mineral resource properties, principally for copper and gold, in Canada and its properties do not contain a known commercially viable minable deposit. Further exploration is required before a final evaluation of the economic and legal feasibility is determined.

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

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

In connection with its properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's results of operations and business, or may cause material changes or delays in the Company's intended activities. The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing. The Company is not required to obtain work permits for exploration activities on its properties but is required to notify the government of the work being undertaken.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations. The Company currently is not insured against environmental liabilities.

COMPETITION

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and produce from such properties; the labor to operate the properties; the capital for the purpose of financing development of such properties; and arrangements for marketing, particularly in the case of products not traded on terminal markets. Many competitors not only explore for and mine metals and minerals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for mineral deposits could have a material adverse effect on the Company's results of operation and business.

C.       ORGANIZATIONAL STRUCTURE

Not Applicable

D.       PROPERTY, PLANTS AND EQUIPMENT

The Company does not own most of its tangible personal property used to conduct its business. The Company's infrastructure is largely provided under management agreements.

The Company's corporate offices are located in Vancouver, British Columbia, Canada.

The Company had a management agreement dated January 1, 2004 with Bullock Consulting Ltd. ("BCL"), a company 100% owned by Rupert L. Bullock, who served as the President and CFO of the Company until May 11, 2005, which obligated BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. BCL received a total of $12,000 for the fiscal year ended October 31, 2005. Mr. Bullock did not stand for re-election at the Company's shareholders' annual and special general meeting held on May 11, 2005. BCL's agreement was terminated at that time.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and the current President and Chief Executive Officer of the Company, was paid $100,000 for the year ended October 31, 2005, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC entered into an Administrative Services Agreement on June 1, 2005 whereby HMC received $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

The Company's material assets are the exploration properties located in Ontario, Quebec, New Brunswick and British Columbia, described below. During fiscal 2005, the Company was granted options on the mineral properties, described below.

KENORA PROPERTY GROUP

A.       KPM PROPERTY, KENORA, ONTARIO

DETAILS OF ACQUISITION

On January 31, 2003, the Company entered into an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004 (paid), and 2005 (paid),  $500,000 on each of August 27, 2006,  2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. There was an additional amount of $50,000 due on December 31, 2004 (paid). The Company has staked an additional 11 mineral claims (6 claims in fiscal 2003 and 5 claims in fiscal 2004) adjacent to the Kenora Property

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000. As at October 31, 2005, a total of $92,550 has been paid to the finder.

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

KPM PROPERTY UPDATE - 2005

The grid work began in January 2005, and in February 2005 the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property. The program, conducted by JVX Ltd. of Toronto, Ontario ("JVX"), at a cost of approximately $150,000, employed pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Company has received an interim report from JVX dated May 2005 and is currently assessing it before releasing details.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

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

B.       GLASS TOWNSHIP PROPERTY, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (25,000 shares were issued on November 10, 2004 and 25,000 shares were issued on September 21, 2005) and payment of $93,000 ($8,000 was paid in November 2004 and $10,000 was paid on September 14, 2005) over a 4-year period. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") with the Company given the right to purchase .5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange (the "Exchange") on November 2, 2004.

Plans are for the Company to continue with the compilation of existing geological data in preparation for gridding, sampling and geophysics

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 and 25,000 shares were issued on September 21, 2005) and payment of $69,000 over a 4-year period ($3,000 was paid in July 2004 and $6,000 was paid on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

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

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 and 25,000 shares were issued on September 21, 2005) and payment of $88,000 over a 4-year period ($5,000 was paid in July 2004 and $8,000 was paid on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

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

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

SILVER STRIKE GROUP

A.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

Compilation of historical work is on-going.

B.       SILVER STRIKE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. The next step will include cutting a grid over some of the most favorable areas followed by an Induced Polarization (IP) geophysical survey to identify silver veins systems for drilling.

C.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Kell Mine Property, Silver Strike Property and Thompson Property are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

Compilation of historical data is on-going.

D.       SILVERCLAIM PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($15,000 paid), 200,000 common shares (50,000 shares issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. The next step will include cutting a grid over the most favorable areas followed by an Induced Polarization (IP) survey and magnetometer survey to identify silver veins systems, copper veins, and locations where the two systems may merge. The results of this work will guide trenching and drilling programmes to test for silver and/or copper mineralization.

E.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 ($5,000 paid) and 350,000 common shares (50,000 shares issued at a deemed price of $0.075 per share) payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

F.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000 ($5,000 paid), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

Compilation of historical data is on-going.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares (300,000 shares issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

-------------------- ---------- --------- --------- ----------------------- ---------------------------------
         Zone         Tonnage      Cu        Ni      Precious Metal Content              Remarks
                                   %         %
-------------------- ---------- --------- --------- ----------------------- ---------------------------------
Shaft                  369,000  0.89      0.53      Pt - 0.008 opt          (less  83,000 tons of 0.70% Cu +
                                                    Pd - 0.016 opt          0.35% Ni on  adjoining  claim TR
                                                    Au - 0.01 opt           1623)
                                                    Ag - 0.13 opt
-------------------- ---------- --------- --------- ----------------------- ---------------------------------
"A"                    735,000  0.45      0.26      0.75 opt combined       (drilled on 50-foot centres)
-------------------- ---------- --------- --------- ----------------------- ---------------------------------
"A" South Extension  3,764,000  0.32      0.19      0.75 opt combined       (drilled on 100-foot centres)
-------------------- ---------- --------- --------- ----------------------- ---------------------------------
"E" (North of Shaft)   547,000  0.29      0.16      0.66 opt combined       (drilled on 100-foot centres)
-------------------- ---------- --------- --------- ----------------------- ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has the potential to see mineralized targets at depths not attainable by some older airborne or ground geophysical systems. Survey results are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company acquired an option from Kirnova Corp. (as to 75%) and Todd Keast (as to 25%) to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement Amador is to pay $22,500 ($5,000 paid), issue 150,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% net smelter return royalty is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador recently acquired the property which has the Ajax Mine situated on it (see News Release dated June 23, 2005). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. Results from this survey are pending. The results will be compared to results from the Ajax airborne survey to help identify nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. ("Vault") of Kirkland Lake, Ontario to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000
(paid) and issue 300,000 common shares (issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($14,481 paid). A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

Prospecting in May 2005 on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Magnum Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also announced a new gold discovery.

The agreement was accepted for filing by the Exchange on May 10, 2005.

The Company has completed a regional and property compilation for the Magnum property. Follow-up prospecting identified a mineralized shear zone on the SE claim block. The zone has been followed for 150 metres along strike and is characterized by strong pervasive, rusty carbonate-sericite-sulphide alteration and strong shearing. Narrow quartz-carbonate veins are found randomly within the finely disseminated pyrite and pyrrhotite zone. Limited grab samples from surface and chip samples from trenching failed to identify significant gold mineralization in this area. The potential for gold mineralization along strike or within parallel zones on the SE claim block is being assessed.

Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization similar to Noront's and Murgor's gold discoveries.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 ($10,000 paid) and 150,000 common shares (30,000 shares issued at a deemed price of $0.075 per share) over a three year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74g/t Au/t./3.1 metres. DDH-TS-05-04 intersected 174.9g/t Ag, 0.66g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416g/t Ag, 1.16g Au/g/t over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2/t Ag, 0.42g/t Au over 5.88 metres, including 1.52m of 1062g/t Ag and 0.76g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick (as to 60%) and George Lucuik (as to 40%) to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 ($12,000 paid) and 300,000 common shares (50,000 shares issued at a deemed price of $0.08 per share) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and magnetometer surveys to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired from Filo Exploration Services Limited (as to 50%) and David V. Jones (as to 50%) an option to purchase a 100% interest in the Fripp Property, Ontario. Under terms of the agreement Amador is to pay $5,000 (paid), issue 100,000 common shares (25,000 shares issued at a deemed price of $0.125 per share) over four years and incur $20,000 in exploration expenditures by December 31, 2005. The exploration deadline was extended until the property can be flown by Geotech's VTEM airborne system in 2006. The property is subject to a 1% net smelter return royalty is payable on the property, half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. Amador plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. The next step will be to fly the property with the VTEM airborne survey to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired from Kootenay Gold Inc. an option to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Under the terms of the agreement Amador is to issue 400,000 common shares (200,000 shares issued at a deemed price of $0.09 per share on January 11, 2006) over four years and incur $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek  property  contains a NEW SHEAR  HOSTED GOLD  DISCOVERY in area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

o Gold bearing semi-massive to massive sulfide veins containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

o New gold mineralized shear zone containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters. The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

o A soil sampling survey was conducted late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are very positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

o Initial 2006 work plan includes a detailed airborne magnetometer and electromagnetic survey to be flown in late winter followed by detailed mapping and trenching.

The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the potential to host Rossland (TAG) high grade vein type deposits and for medium to high grade shear type deposits.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS). Mr. McDonald is a director of the Company.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired from Aurora-Larder Mining Corporation Limited (as to 50%) and Katrine Exploration and Development Inc. (as to 50%) an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Under the terms of the agreement Amador is to pay $45,000 over three years, issue 250,000 common shares (75,000 shares issued at a deemed price of $0.095 per share on December 1, 2005) over three years and incur $75,000 in exploration expenditures over three years. There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling

CHAPLEAU PROPERTY, ONTARIO

On October 1, 2005, the Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company will pay for staking or leasing costs estimated to be approximately $150,000 (paid $130,131.53) to earn a fifty (50%) percent working interest in the property. Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Golden Chalice Resources Inc., has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

Subsequent to year end 2005, the Company increased the number of acres that fall under this arrangement to 47,278.

The Company plans to follow up on geophysical and geological targets to identify favourable kimberlite and other targets for trenching and drilling.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired from Canadian Prospecting Ventures Inc. an option to earn a 100% undivided interest in the Willet Property Willet Property, located in Willet Township, Ontario. Under the terms of the Agreement, the Company is to pay $30,000, issue 200,000 common shares and incur work expenditures of $75,000 all over a period of three years. There is a 2% net smelter return payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer of 2006.

HORWOOD PROPERTY

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Amador plans to first compile all historical data, then outline existing and new mineralized zones through mapping, geophysics, geochemistry and surface sampling for follow-up by trenching or drilling.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired from Frederick J. Ross (as to 20%), Christina McManus (as to 20%), Jennah Durham (as to 20%), Denis Laforest (as to 20%) and Garry Windsor (as to 20%) an option to earn a 100% undivided interest in the Horwood Gold Property. Under the terms of the Agreement, the Company is to pay to the Optionor $50,000 and issue 200,000 common shares both over a period of two years. There is a 3% net smelter return payable on the property, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% net smelter return payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006, the Company acquired from Frederick J. Ross (as to 20%), Christina McManus (as to 20%), Denis Morin (as to 20%), Fernand Morin (as to 20%) and Roger Dennomme (as to 20%) an option to earn a 100% undivided interest in the Labbe Property. Under the terms of the Agreement, the Company is to pay $30,000 and issue 200,000 common shares both over a period of two years. There is a 3% net smelter return payable on the property, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired from Frederick J. Ross (as to 50%) and Garry Frederick Windsor (as to 50%) an option to earn a 100% undivided interest in the Ross Windsor Property. Under the terms of the Agreement, the Company is to pay $35,000, issue 175,000 common shares and incur $20,000 in work expenditures all over a period of three years. There is a 3% net smelter return payable on the property, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

ITEM 4A  UNRESOLVED STAFF COMMENTS

         Not Applicable

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and changes in financial condition and results of operations of the Company for the year ended October
31, 2005, the year ended October 31, 2004 and the year ended October 31, 2003 should be read in conjunction with our financial statements and related notes included therein. The Company's financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to

Canadian GAAP. In addition, shareholders' equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred. Note 10 of the October 31, 2005 financial statements sets forth the material differences between Canadian and U.S. GAAP.

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

A.       OPERATING RESULTS

FISCAL YEAR ENDED OCTOBER 31, 2004 VS. FISCAL 2003

The Company had no revenue and realized a loss for the year of $(527,212) for the twelve-month period ended October 31, 2004 compared to $(524,419 before taxes) in the twelve-months ended October 31, 2003. The main expenses were for management fees of $27,000 (2003 - $44,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,570 (2003 - $63,044) for legal and accounting, $34,808 (2003 - $15,866) for regulatory fees and $10,116 (2003 - $6,811) for transfer agent fees. The large increase in legal and accounting fees was due to continued preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) investor relations of $132,154 (2003 - $78,260) as the Company had materials prepared for display and hand out at various investment forums across North America that directors traveled to and (b) interest on debt of $49,779 (2003 - $24,748) which is related to interest on the then outstanding promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2005 VS. FISCAL 2004

The Company had no revenue and realized a loss for the year of $(339,777) for the twelve-month period ended October 31, 2005 compared to $(527,212) in the twelve-months ended October 31, 2004. The 2004 loss includes a recovery of mineral property expenditures of $11,788. The main expenses were for management fees of $137,000 (2004 - $27,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $49,033 (2004 - $79,570) for legal and accounting, $28,982 (2004 - $34,808) for regulatory fees and $8,587 (2004 - $10,116) for transfer agent fees. Other categories of interest are: (a) investor relations of $17,370 (2004 - $132,154) as the Company had materials prepared for display and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $Nil (2004 - $49,779) which is related to interest on the promissory note and convertible debenture. During the first quarter of fiscal 2005, interest in the amount of $46,029, and principal on the promissory note were settled for 3,046,374 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share. In addition, during the first quarter of fiscal 2005, the remaining interest of $3,892 and principal on the convertible debenture was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. These exploration costs, net of mineral costs written off during the year, totaled $Nil for fiscal 2005 as compared to $11,788 for fiscal 2004. If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP. As a result, net loss under U.S. GAAP for fiscal 2005 would be $(1,399,839) (versus $(339,777) under Canadian GAAP), as compared to $(1,983,032) under U.S. GAAP for fiscal 2004 (versus $(527,212) under Canadian
GAAP). Net loss per share under U.S. GAAP for fiscal 2005 would be $(0.06) (versus $(0.01) under Canadian GAAP), as compared to $(0.14) under U.S. GAAP for fiscal 2004 (versus $(0.04) under Canadian GAAP).

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $132,150.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,500 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

o        500,000  units  at  $0.40  per  unit,   each  unit   comprised  of  two
         flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

As referred to above, in fiscal 2005, the Company issued 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its properties and to meet the working capital requirements. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, it may not be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

EFFECTS OF U.S. GAAP

Under Canadian GAAP, exploration costs related to our mineral properties are capitalized and are written off if the properties are abandoned or sold or if management decides not to pursue the properties. The capitalized costs are shown as an asset "Mineral properties" on our balance sheet. Under U.S. GAAP, exploration costs related to our mineral properties are expensed as incurred, which decreases our deficit and total assets by a like amount. Cumulative capitalized exploration costs totalled $3,526,941 for fiscal 2005 as compared to $2,466,879 for fiscal 2004, which resulted in a total stockholders' equity under U.S. GAAP for fiscal 2005 of $153,687 (versus $3,680,628 under Canadian GAAP), as compared to a total stockholders' deficit of $(24,375) under U.S. GAAP for the prior year period (versus stockholders' equity of $2,442,504 under Canadian
GAAP), and resulted in total mineral property assets under U.S. GAAP for fiscal 2005 of $Nil (versus $3,526,941 under Canadian GAAP), as compared to total assets of $Nil under U.S. GAAP for the prior year (versus $2,466,879 under Canadian GAAP).

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CORPORATE PLAN

The current corporate plan envisions expenditures of approximately $1,000,000 for property payments for this year. Plans for obtaining the funds include:

         a.       Private placements;

         b.       Exercise of warrants

In the opinion of management, the Company's working capital as at January 31, 2006 of $605,384 (unaudited) is sufficient for approximately six months, by which time the Company intends to complete a financing to conduct further exploration on its properties. This proposed financing will include funds for general corporate purposes. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations. See
Item 3.D., "Risk Factors - Uncertainty of Obtaining Additional Funding Requirements."

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information about the payment schedule for the Company's known contractual obligations:

                                                             PAYMENTS DUE BY PERIOD
                      ---------------------------------------------------------------------------------------------------

                               TOTAL               LESS THAN 1 YEAR              1-3 YEARS               3-5 YEARS
-------------------   -----------------------   -----------------------   -----------------------   ---------------------
CONTRACTUAL            PROPERTY    PROPERTY      PROPERTY    PROPERTY      PROPERTY    PROPERTY     PROPERTY   PROPERTY
OBLIGATIONS            PAYMENT     EXPENDITURE   PAYMENT     EXPENDITURE   PAYMENT     EXPENDITURE  PAYMENT    EXPENDITURE
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
KENORA PROPERTY
GROUP
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
KPM Property ......   $2,000,000          N/A   $  500,000          N/A   $1,000,000          N/A   $500,000          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Glass Township ....   $   75,000          N/A   $   15,000          N/A   $   60,000          N/A        N/A          N/A
===================   ==========   ==========   ==========   ==========   ==========   ==========   ========   ==========

RED LAKE PROPERTY
GROUP
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Todd Township .....   $   60,000          N/A   $   12,000          N/A   $   48,000          N/A        N/A          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Maskootch Property    $   75,000          N/A   $   15,000          N/A   $   60,000          N/A        N/A          N/A
===================   ==========   ==========   ==========   ==========   ==========   ==========   ========   ==========

SILVER STRIKE
GROUP
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Kell Mine .........   $   25,000   $  130,000   $    5,000   $   10,000   $   10,000   $   60,000   $ 10,000   $   60,000
Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Silver Strike .....   $   40,000   $  180,000   $   10,000   $   20,000   $   20,000   $   80,000   $ 10,000   $   80,000
Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Thompson Property .   $   25,000   $  130,000   $    5,000   $   10,000   $   10,000   $   60,000   $ 10,000   $   60,000
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Silverclaim .......   $  135,000   $  450,000   $   15,000   $   30,000   $   70,000   $  220,000   $ 50,000   $  200,000
Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Capitol Silver ....   $   30,000   $  120,000   $    5,000   $   20,000   $   25,000   $  100,000        N/A          N/A
 Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Hudson Bay ........   $   30,000   $  100,000   $    5,000   $   20,000   $   25,000   $   80,000        N/A          N/A
Silver Mine
Property
===================   ==========   ==========   ==========   ==========   ==========   ==========   ========   ==========

AJAX GROUP
(see note below)
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Banting Chambers ..   $   17,500   $  190,000   $    7,500   $   20,000   $   10,000   $  170,000        N/A          N/A
===================   ==========   ==========   ==========   ==========   ==========   ==========   ========   ==========

Magnum Property ...          N/A   $  210,519          N/A          N/A          N/A   $  210,519        N/A          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Tetagouche Property   $   30,000          N/A   $   10,000          N/A   $   20,000          N/A        N/A          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Mennin Lake .......   $  130,000   $  340,000   $   25,000   $   20,000   $   55,000   $  160,000   $ 50,000   $  160,000
Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Fripp Property ....          N/A   $   20,000          N/A   $   20,000          N/A          N/A        N/A          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Conner Creek ......          N/A   $  987,500          N/A   $   87,500          N/A   $  450,000        N/A   $  450,000
Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Hunter Gold .......   $   35,000   $  150,000   $    5,000   $   25,000   $   30,000   $  125,000        N/A          N/A
Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Chapleau Property .          N/A   $  175,000          N/A   $  175,000          N/A          N/A        N/A          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Willet Property ...   $   25,000          N/A   $    5,000          N/A   $   20,000          N/A        N/A          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Horwood Gold ......          N/A   $   50,000          N/A   $   15,000          N/A   $   35,000        N/A          N/A
Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Labbe Property ....   $   30,000          N/A   $    5,000          N/A   $   25,000          N/A        N/A          N/A
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
Ross Windsor ......   $   30,000   $  210,000          N/A          N/A   $   15,000   $   90,000   $ 15,000   $  120,000
 Property
-------------------   ----------   ----------   ----------   ----------   ----------   ----------   --------   ----------
TOTAL .............   $2,792,500   $3,443,019   $  644,500   $  472,500   $1,503,000   $1,840,519   $645,000   $1,130,000
                      -----------------------   -----------------------   -----------------------   ---------------------
GRAND TOTAL .......          $6,235,519                $1,117,000                $3,343,519              $1,775,000
                      -----------------------   -----------------------   -----------------------   ---------------------


Notes:   a)       The other  properties in the Ajax Group (the Ajax Property and the Strathy Property) have been fully paid for;

         b)       The Company has no contractual obligations beyond five years.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RICHARD W. HUGHES (age 72) has been a Director of the Company since December 19, 2002. Mr. Hughes was appointed the President and Chief Executive Officer of the Company on May 11, 2005. Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies primarily in the mineral exploration industry. In addition, Mr. Hughes is currently involved with the following companies that are reporting companies in British Columbia and Alberta:

----------------------------- ----------------------- ------------------------
NAME OF COMPANY               POSITION                TERM OF SERVICE
----------------------------- ----------------------- ------------------------
Abitibi Mining Corp.          President and Director  Jun/1983 to present
Golden Goliath Resources Ltd. Director                Jun/1998 to present
Kalahari Resources Inc.       Director                Feb/1994 to present
Klondike Gold Corp.           President and Director  Aug/1985 to present
Alamos Gold Corp.             Director                Mar/2000 to present
Radiant Resources Inc.        Director                Aug/1997 to present
Neodym Technologies Inc.      Director                Feb/1987 to present
Sedex Mining Corp.            President and Director  Nov/1980 to present
                              Director                Oct/1988 to present
Golden Chalice Resources Inc. President and Director  Feb/2004 to Nov/2004
                              Chairman of the Board   Nov/2004 to present
                              and Director
Genco Resources Ltd.          Director                Nov 10/04 to present
Gryphon Gold Corporation      Director                June 2003 to present
Klondike Silver Corp.         Director                March 2005 to present
Kootenay Gold Inc.            Director                March 2005 to present
Fortune River Resources Corp. Director                July 2002 to present
Yale Resources Ltd.           Director                October 31/88 to present
----------------------------- ----------------------- ------------------------

Mr. Hughes is widely recognized as one of the discoverers of the Hemlo gold mines in Ontario and was involved in the discovery of the Balmoral Mine in Quebec. He was also instrumental in discovering and launching the production of the Sleeping Giant Mine (owned jointly by Aurizon Mines and Cambior), as well as the Beaufor Mine, owned by Aurizon.

ALAN D. CAMPBELL (age 61) has been a Director and the Chief Financial Officer of the Company since May 11, 2005. Mr. Campbell is an independent business consultant and a director and officer of the following other mining and exploration companies:

----------------------------- -------------------- ---------------------------
NAME OF COMPANY               POSITION             TERM OF SERVICE
----------------------------- -------------------- ---------------------------
Kalahari Resources Inc.       Director             Feb. 15/94 to present
Golden Chalice Resources Inc. Director             Feb. 2/04 to present
Klondike Silver Corp.         Director             July 2005 to present
----------------------------- -------------------- ---------------------------

LYNN W. EVOY (age 66) has been a Director of the Company since July 31, 2000. Mr. Evoy has been involved with many companies on various stock exchanges, serving as president, director and secretary since 1980. He is a pilot and was a Captain for Canadian Airlines, flying over 33 years until his retirement in 1999. Mr. Evoy was also a director of Golden Chalice Resources Inc. (from 1999 to February 2004).

JOHN KEATING (age 49) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005. From January 2000 to September 2004, Mr. Keating was the President of Black Bull Resources where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating worked for the federal government for 10 years as a Senior Commodity/Policy Analyst in the Department of Natural Resources. Prior to that, he served as Exploration Project Manager for Noranda Exploration Company Limited for 11 years working out of their Timmins, Vancouver, Kamloops and Yellowknife offices over that period. Since November 2004, Mr. Keating has been the President, Chief Executive Officer and a Director of Golden Chalice Resources Inc. Mr. Keating is also a Director of Klondike Silver Corp.

JAMES M. MCDONALD, P.Geo. (age 45) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005 and has served as a director and/or officer of the following companies:

----------------------------- -------------------- ---------------------------
NAME OF COMPANY               POSITION             TERM OF SERVICE
----------------------------- -------------------- ---------------------------
Black Bull Resources          President & Director 1997 to 2001
National Gold Corporation     President & Director 2002 to 2003
Genco Resources Ltd.          President & Director 2003 to present
Alamos Gold Inc.              Director             June 16/83 to present
Kootenay Gold Inc.            Director             March 7/05 to present
Golden Chalice Resources Inc. Director             Feb. 2/04 to present
----------------------------- -------------------- ---------------------------

JOSEPH MONTGOMERY, PhD., P.Eng. (age 78), a consulting geologist, has been a Director of the Company since September 19, 2005. Mr. Montgomery is a director and officer of the following other mining and exploration companies:

----------------------------- -------------------- ---------------------------
NAME OF COMPANY               POSITION             TERM OF SERVICE
----------------------------- -------------------- ---------------------------
Abitibi Mining Corp.          Director             June 16/83 to present
Klondike Gold Corp.           Director             August 15/85 to present
Golden Chalice Resources Inc. Director             Feb. 2/04 to present
Almaden Minerals Ltd.         Director             2000 to present
Anglo Minerals Ltd.           Director             1995 to present
Doren Industries Ltd.         Director             June 1993 to present
Sedex Mining Corp.            Director             1997 to present
----------------------------- -------------------- ---------------------------

BEVERLY J. BULLOCK (age 57) was re-appointed Corporate Secretary of the Company on September 24, 2003. Mrs. Bullock was a director and Corporate Secretary of the Company from 2000 until December 19, 2002. Mrs. Bullock is the sole shareholder of Vanwest Administrative Services Ltd. ("VAS"), a private company providing administrative consulting services to the securities industry since 1991. VAS was incorporated in British Columbia in August 1990. Prior to 1991, Mrs. Bullock was a legal assistant with a Vancouver securities law firm for 10 years. Mrs. Bullock was Corporate Secretary of Golden Chalice Resources Inc. (from 1999 to February 2004) and Corporate Secretary of National Challenge Systems Inc. (since 1995), a public company trading on the Toronto Stock Exchange.

Messrs. McDonald and Montgomery have technical credentials in mineral exploration and advise the Board on technical matters and recommend the future course of exploration. Mr. Keating is also instrumental in advising the Company on exploration matters. During the past year, the officers have spent approximately 1/3 of their time on affairs of the Company.

There are no family relationships between any of the directors and senior management.

B.       COMPENSATION

The Company does not compensate its directors or senior management for their services as directors or senior management. Directors and senior management are entitled to reimbursements for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Company. The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Company other than services ordinarily required of a director or senior management. Other than as indicated below, no other directors or senior management received any compensation for his/her services as a director or senior management, including committee participation and/or special assignments:

The Company grants stock options to directors, and senior management and consultants - see "Options to Purchase Securities from Company".

The following table sets forth details of the compensation paid during the Company's fiscal year ended October 31, 2005 to directors and senior management:

                                                                                  LONG-TERM COMPENSATION
                                                                         ----------------------------------------
                                             ANNUAL COMPENSATION                   AWARDS              PAYOUTS
                                       --------------------------------- ---------------------------- -----------
                                                                          SECURITIES     RESTRICTED
                                                               OTHER         UNDER       SHARES OR
                                                              ANNUAL       OPTIONS/      RESTRICTED
                                                              COMPEN-        SARS          SHARE        LTIP       ALL OTHER
         NAME AND                       SALARY     BONUS      SATION      GRANTED (2)      UNITS       PAYOUTS    COMPENSATION
    PRINCIPAL POSITION        YEAR        ($)       ($)         ($)           (#)           ($)          ($)          ($)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- -------------
Richard W. Hughes  (1)       2005       $25,000     Nil         Nil       217,000/Nil       Nil          Nil          Nil
(PRESIDENT AND CHIEF
EXECUTIVE OFFICER)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- -------------
Alan Campbell (3)            2005         Nil       Nil       $12,500     250,000/Nil       Nil          Nil          Nil
(CHIEF FINANCIAL OFFICER)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- -------------
Lynn W. Evoy                 2005         Nil       Nil       $5,000      287,000/Nil       Nil          Nil          Nil
(DIRECTOR)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- -------------
John Keating (4)             2005         Nil       Nil       $15,000     325,000/Nil       Nil          Nil          Nil
(VICE-PRESIDENT,
EXPLORATIONS)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- -------------
James M. McDonald (4)        2005         Nil       Nil       $5,000      200,000/Nil       Nil          Nil          Nil
(VICE-PRESIDENT,
EXPLORATIONS)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- -------------

Notes:

(1) Richard W. Hughes was appointed as President and Chief Executive Officer of the Company on May 11, 2005;
(2) Figures represent options granted during a particular year. See "Aggregate Option" table for the aggregate number of options outstanding at year end. SARs refers to Stock Appreciation Rights;
(3) Alan Campbell was appointed Chief Financial Officer of the Company on May 11, 2005;
(4) Messrs. Keating and McDonald were each appointed Vice-President, Exploration on May 11, 2005.

HASTINGS MANAGEMENT CORP.

On June 1, 2005, the Company entered into an administrative services agreement whereby Hastings Management Corp., ("HMC"), a private company owned as to 100% by Richard W. Hughes, the President and Chief Executive Officer of the Company, received $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead. In addition, Richard W. Hughes receives a management fee of $6,500 (plus GST) per month from the Company.

The Company had a management agreement dated January 1, 2004 with Bullock Consulting Ltd. ("BCL"), a company 100% owned by Rupert L. Bullock, who served as the President and CFO of the Company until May 11, 2005, which obligated BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. BCL received a total of $12,000 for the fiscal year ended October 31, 2005. Mr. Bullock did not stand for re-election at the Company's shareholders' annual and special general meeting held on May 11, 2005. BCL's agreement was terminated at that time.

OTHER COMPENSATION

No amounts have been set aside or accrued by the Company during fiscal 2005 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Company. Except as discussed in "Options to Purchase Securities From Company", the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors and senior management.

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

C.       BOARD PRACTICES

The Company's Board of Directors consists of six members. The directors are elected and the officers are re-appointed at the annual general meeting of shareholders. Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at the Company's annual meeting of shareholders and entitled to vote at such election. Each director holds office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. The last annual general meeting was held on March 22, 2006, and the terms of office of each of our current directors and officers will expire at our next annual general meeting.

The members of our audit committee include Alan D. Campbell, Lynn W. Evoy and James M. McDonald. The audit committee reviews and approves the scope of the audit procedures employed by the Company's independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and the Company's accounting and reporting principles, policies and practices, as well as its accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The Company does not currently have a remuneration or compensation committee.

As of the date of this Annual Report, the Company does not have any contract with any director of the Company that provides for benefits upon termination of employment.

D.       EMPLOYEES

The Company has no employees. When required, the Company has retained geological and other consultants.

E.       SHARE OWNERSHIP

At February 15, 2006 (the voting record date for the March 22, 2006 annual general meeting), directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over common shares of the Company as follows:

                                                                              % OF SHARES
        NAME                      POSITION                     SHARES         OUTSTANDING
------------------   --------------------------------------   -------------   -----------
Richard W. Hughes    President, Chief Executive Officer &     4,115,000 (1)     9.1%
                     Director

Alan D. Campbell     Chief Financial Officer & Director         250,000          .55%

Lynn W. Evoy         Director                                   569,429 (2)     1.25%

John Keating         Vice-President, Exploration & Director     100,000          .22%

James M. McDonald    Vice-President, Exploration & Director     100,000          .22%

Joseph Montgomery    Director                                    50,000          .11%

Beverly J. Bullock   Corporate Secretary                            Nil           Nil

(1) Of these shares, a total of 1,850,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes; and
(2) Of these shares, a total of 519,429 shares are held by Jo-Ann Evoy, wife of Lynn W. Evoy.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

In order to attract and retain highly qualified personnel, the Company provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the "TSXV") and its Board of Directors. The Company has a stock option plan (the "Plan") that was approved by its shareholders at its last annual and special general meeting held on May 11, 2005. The 2006 Stock Option Plan is subject to approval at the shareholders' meeting scheduled for March 22, 2006. The Plan is administered by the Company's Board of Directors.

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

As at March 31, 2006, the following stock options were outstanding:

                                    OPTIONS:

         ------------------------------------------------------------
         NUMBER OF OPTIONS      EXERCISE PRICE         EXPIRY DATE
         ------------------------------------------------------------
                   255,000          $0.10            October 8, 2007
         ------------------------------------------------------------
                    85,000        $0.23 (1)         December 18, 2007
         ------------------------------------------------------------
                   248,000        $0.25 (1)           March 2, 2008
         ------------------------------------------------------------
                    50,000        $0.30 (1)           June 16, 2008
         ------------------------------------------------------------
                   430,000        $0.56 (1)          January 5, 2009
         ------------------------------------------------------------
                 1,510,000          $0.10             July 28, 2010
         ------------------------------------------------------------
                 1,331,000          $0.10           November 17, 2010
         ------------------------------------------------------------
                   635,000          $0.20           February 1, 2011
         ------------------------------------------------------------
                 4,544,000
         ------------------------------------------------------------

(1) Effective September 16, 2005, the exercise price for these options was reduced to $0.20, subject to disinterested shareholder approval (where applicable).

No options have been exercised to date by the Company's current directors and officers.

At March 31, 2006, the following share purchase warrants, in connection with private placement financings, were outstanding:

                            SHARE PURCHASE WARRANTS:

         -------------------------------------------------------------
         NUMBER OF WARRANTS      EXERCISE PRICE         EXPIRY DATE
         -------------------------------------------------------------
                  1,500,000          $0.14            December 8, 2006
         -------------------------------------------------------------
                  4,730,688          $0.13           December 23, 2006
         -------------------------------------------------------------
                    900,000          $0.10             March 23, 2007
         -------------------------------------------------------------
                    750,000          $0.10              June 3, 2007
         -------------------------------------------------------------
                 12,075,000          $0.10            October 7, 2007
         -------------------------------------------------------------
                  5,650,000          $0.10            January 17, 2008
         -------------------------------------------------------------
                 25,605,688
         -------------------------------------------------------------

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).

As of February 15, 2006 (the voting record date for the March 22, 2006 annual general meeting), the only persons or company holding RECORD OWNERSHIP of common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

---------------------------- -------------------------- ------------------------
            NAME                 NUMBER OF SHARES            PERCENTAGE
---------------------------- -------------------------- ------------------------
CDS & Co.                          26,340,937 (1)                58%
---------------------------- -------------------------- ------------------------
Munday Home Sales Ltd.              3,739,208 (2)                8.2%
---------------------------- -------------------------- ------------------------

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

As of February 15, 2006 (the voting record date for the March 22, 2006 annual general meeting), to the knowledge of the Company the only persons or company who BENEFICIALLY OWNED directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

------------------------------ ---------------------------- --------------------
             NAME                  NUMBER OF SHARES             PERCENTAGE
------------------------------ ---------------------------- --------------------
Maxwell Munday                       4,199,208 (1)                 9.2%
------------------------------ ---------------------------- --------------------
Richard W. Hughes                    4,115,000 (2)                 9.1%
------------------------------ ---------------------------- --------------------
Tri-Pol Energy Corporation (1)       3,968,480 (3)                 8.7%
------------------------------ ---------------------------- --------------------

     (1) Of these shares, a total of 3,739,208 shares are held by Munday Home Sales Ltd. (as disclosed above), a private company owned as to 100% by Maxwell Munday;
     (2) Of these shares, a total of 1,850,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes, a director and officer of the Company.
     (3) The beneficial owner of Tri-Pol Energy Corp. is Star Builders Partnership Ltd. of Eugene, Oregon, which is beneficially owned by the Veld 1993 Trust of Roratonga, Cook Islands. Neither the Trustee of the Veld 1993 Trust nor any of the beneficiaries of the Trust are insiders, affiliates or associates of the Company nor are they affiliated with any of the management of the Company.

The information as to shares beneficially owned, not being with the knowledge of the Company, has been furnished by the respective individuals. The Company's major shareholders do not have different voting rights. There are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

There were 45,442,915 (unaudited) common shares issued and outstanding at February 15, 2006. Based on the records of the Company's transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, to the best of the Company's knowledge, there were at February 15, 2006, of record, 123 Canadian shareholders, 4 U.S. shareholders and 1 international shareholder and 2 reserved accounts, representing 45,079,449, 150,579, 15,472 and 197,415 common shares respectively, being 99.2%, .33%, .03%
and .43% respectively of the Company's common shares then outstanding.

B.       RELATED PARTY TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan for the period since the beginning of the Company's fiscal year ended October 31, 2005 and the date of this Annual Report, or any presently proposed transaction to which we were or are to be a party:

1.       an  enterprise  that  directly  or  indirectly   through  one  or  more
         intermediaries, control or are controlled by, or are controlled by, or are under common control with, us;

2. associates (an unconsolidated enterprise in which we have a significant influence or which has a significant influence over us);

3. individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over us (i.e. 10% shareholders);

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

CONVERTIBLE DEBENTURE

On July 10, 2002, the Company issued a promissory note in the amount of $125,000 to Tri-Pol Energy Corporation ("Tri-Pol"). On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that was convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. Tri-Pol had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. On December 23, 2004, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one
(1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

DEBT SETTLEMENT

On October 8, 2004, Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years as follows:

--------------------------- --------------- -------------- ------------- ---------------
                                             DEEMED PRICE
NAME & ADDRESS OF CREDITOR   AMOUNT OWING      PER SHARE    # OF SHARES   # OF WARRANTS
--------------------------- --------------- -------------- ------------- ---------------
MUNDAY HOME SALES LTD.        $486,097.07        $0.13       3,739,208     3,739,208
206-4400 Dominion Street
Burnaby, B.C.
V5G 4G3
--------------------------- --------------- -------------- ------------- ---------------
TRI-POL ENERGY CORPORATION    $128,892.35        $0.13         991,480       991,480
c/o 90 Kincora Park NW
Calgary, Alberta
T3R 1L6
--------------------------- --------------- -------------- ------------- ---------------
TOTAL:                        $614,989.42                    4,730,688
--------------------------- --------------- -------------- ------------- ---------------

The units were presented as allotted in the audited financial statements but were formally issued on December 23, 2004 (subsequent to fiscal 2004 year end). The warrants are exercisable on or before December 23, 2006.

PRIVATE PLACEMENTS

In December 2003, Munday Home Sales Ltd. ("MHS"), among other investors, entered into a private placement flow-through subscription agreement whereby MHS agreed to purchase a total of 660,000 units of the Company at a purchase price of $0.35 per unit. Each flow-through unit consists of one flow-through common share and a two-year non-transferable share purchase warrant. Each warrant entitles MHS to purchase a further common share at a price of $0.35 per share on or before December 22, 2005. The private placement was approved by the TSX Venture Exchange on December 18, 2003.

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

In December 2004, Tri-Pol, among other investors, entered into a private placement subscription agreement whereby Tri-Pol agreed to purchase a total of 585,000 units of the Company at a purchase price of $0.13 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Tri-Pol to purchase a further common share at a price of $0.14 per share on or before December 8, 2006. The private placement was approved by the TSX Venture Exchange on November 29, 2004.

In March 2005, Lynn W. Evoy, among other investors, entered into a private placement agreement whereby Mr. Evoy agreed to purchase a total of 50,000 units of the Company at a purchase price of $0.10 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Mr. Evoy to purchase a further common share at a price of $0.10 per share on or before March 23, 2007. The private placement was approved by the TSX Venture Exchange on March 23, 2005.

On April 13, 2005, Hastings Management Corp. ("HMC") entered into a private placement subscription agreement whereby HMC has agreed to purchase a total of 750,000 units of the Company at a purchase price of $0.10 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles HMC to purchase a further common share at a price of $0.10 per share. The private placement was approved by the TSX Venture Exchange on May 26, 2005. HMC is a private company owned as to 100% by Richard
W. Hughes, a director of the company.

In October 2005, the Company issued 3,965,000 flow-through units and 8,110,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Of the foregoing, Richard W. Hughes subscribed for 1,100,000 non-flow-through units, Hastings Management Corp. subscribed for 1,045,000 non-flow-through units, Alan Campbell, a director and officer of the Company, subscribed for 250,000 flow-through units, John Keating, a director and officer of the Company, subscribed for 100,000 units, James McDonald, a director and officer of the Company, subscribed for 100,000 units and Joseph Montgomery. a director of the Company, subscribed for 50,000 flow-through units. The private placement was approved by the TSX Venture Exchange on October 7, 2005.

In January 2006, the Company issued 2,300,000 flow-through units and 3,350,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until January 18, 2008. Of the foregoing, Richard W. Hughes subscribed for 1,000,000 non-flow-through units, Hastings Management Corp. subscribed for 250,000 non-flow-through units and Tri-Pol Energy Corporation subscribed for 200,000 non-flow-through units. The private placement was approved by the TSX Venture Exchange on January 17, 2006.

LOANS AND BONUS

In July 2003, the Company issued a promissory note to MHS in the amount of $350,000 to continue the Company's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"), with interest at 10% per annum, and payable on the earlier of (a) the date MHS demanded payment by notice in writing or (b) the date which is one year from the date the Loan was advanced. In consideration for providing the Loan, the Company issued to MHS a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. During fiscal 2004, interest of $46,029 and principal were settled for 3,046,374 units at a value of $0.13 per unit. Each unit is comprised of one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units were presented as allotted in the audited financial statements for the year-end October 31, 2004 and were issued subsequent to the fiscal year end 2004 on December 23, 2004.

In August 2004, the Company borrowed $187,500 from MHS, with interest at 10% per annum, compounded semi-annually in arrears, and payable one year from the date advanced, or on written notice from MHS. The company repaid MHS $100,000 during October 2004. The remaining principal of $87,500 and accrued interest of $2,568 was settled for 692,834 units at a value of $0.13 per unit. Each unit is comprised of one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units were presented as allotted in the audited financial statements for the year ended October 31, 2004 and were issued subsequent to the fiscal year end 2004 on December 23, 2004.

MANAGEMENT AGREEMENTS

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $100,000 for the year ending October 31, 2005, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC entered into an administrative services agreement on June 1, 2005 whereby HMC received $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

BULLOCK CONSULTING LTD.

The Company had a management agreement dated January 1, 2004 with Bullock Consulting Ltd. ("BCL"), a company 100% owned by Rupert L. Bullock, the former President and CFO of the Company, which obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. BCL received a total of $12,000 for the fiscal year ended October 31, 2005. Mr. Bullock did not stand for re-election at the Company's shareholders' annual and special general meeting held on May 11, 2005. BCL's agreement was terminated at that time.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company at any time during the last three fiscal years or between the year ended October 31, 2005 and the date of this Annual Report, other than:

--------------------------------------------------------------------------------
 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE
                             AND (2) OTHER PROGRAMS
--------------------------------------------------------------------------------
                                                                            FINANCIALLY
                                                                              ASSISTED
                                       LARGEST AMOUNT                        SECURITIES                          AMOUNT
                                        OUTSTANDING                         PURCHASES                           FORGIVEN
                                      DURING THE MOST        AMOUNT       DURING THE MOST                      DURING THE
                                          RECENTLY       OUTSTANDING AS       RECENTLY                       MOST RECENTLY
                      INVOLVEMENT OF     COMPLETED        OF THE DATE        COMPLETED                         COMPLETED
NAME AND PRINCIPAL     COMPANY OR      FINANCIAL YEAR        HEREOF        FINANCIAL YEAR    SECURITY FOR    FINANCIAL YEAR
     POSITION          SUBSIDIARY            ($)               ($)              (#)          INDEBTEDNESS         ($)
-------------------- ---------------- ------------------ ---------------- ----------------- ---------------- ---------------
Richard Hughes       Company is the      $54,500 (1)           Nil         545,000 units         None             Nil
(CHIEF EXECUTIVE         lender
OFFICER)
-------------------- ---------------- ------------------ ---------------- ----------------- ---------------- ---------------
Joseph Montgomery    Company is the      $ 5,000 (2)           Nil          50,000 units         None             Nil
(DIRECTOR)               lender
-------------------- ---------------- ------------------ ---------------- ----------------- ---------------- ---------------

The indebtedness was incurred in connection with a private placement which closed on October 9, 2005 whereby shares were to be exchanged for the private placement funds. Funds were received subsequent to the year end. The receivable did not bear interest and was not secured.

(1) Of this amount, a total of $50,000 represents the participation by Richard W. Hughes Family Trust, in the amount of 500,000 units at $0.10 per unit and a total of $4,500 represents the participation by Hastings Management Corp., a private company wholly-owned by Richard W. Hughes, in the amount of 45,000 units at $0.10 per unit;

(2) Of this amount, a total of $5,000 represents the participation by Joseph Montgomery, in the amount of 50,000 units at $0.10 per unit.

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

This Annual Report contains the audited financial statements for the Company for the fiscal years ended October 31, 2005, October 31, 2004 and October 31, 2003 reported on by Morgan & Company, Chartered Accountants, as follows:

         Auditors' Report
         Balance Sheets
         Statements of Operations and Deficit
         Statements of Cash Flows
         Notes to the Financial Statements
         Schedule of Mineral Property Expenditures

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

B.       SIGNIFICANT CHANGES

PRIVATE PLACEMENTS

On January 18, 2006, the Company closed a private placement consisting of 2,300,000 flow-through units and 3,350,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until January 17, 2008. Cash finder's fees totaling $18,000 were paid. The proceeds from the private placement are being used by the Company for exploration on its properties and for working capital.

ITEM 9   THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

The Company's shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since April 29, 1987. The following tables set forth the price history of the Company's common shares for the periods indicated, as reported by the TSX Venture Exchange. These figures reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

             CALENDAR YEAR                 HIGH                LOW
     ------------------------------ ------------------- -------------------
     2001                                 $0.60               $0.35
     2002                                 $0.25               $0.08
     2003                                 $0.55               $0.22
     2004                                 $0.63               $0.12
     2005                                 $0.15               $0.075
     ------------------------------ ------------------- -------------------
          FISCAL YEAR - 2004               HIGH                LOW
     ------------------------------ ------------------- -------------------
     1st Quarter                          $0.28               $0.63
     2nd Quarter                          $0.25               $0.57
     3rd Quarter                          $0.35               $0.18
     4th Quarter                          $0.21               $0.12
     ------------------------------ ------------------- -------------------
          FISCAL YEAR - 2005               HIGH                LOW
     ------------------------------ ------------------- -------------------
     1st Quarter                          $0.15               $0.085
     2nd Quarter                          $0.115              $0.08
     3rd Quarter                          $0.11               $0.075
     4th Quarter                          $0.15               $0.09
     ------------------------------ ------------------- -------------------

The following is a summary of trading, on a monthly basis, of the shares of the Company on the TSX Venture Exchange in Canada during the past six months:

                                                 HIGH         LOW
MONTH AND YEAR                                  (CDN $)     (CDN $)      VOLUME
-----------------------------------------      ---------   ----------  ---------
October 2005 ............................      $    0.13   $    0.10     549,098
November 2005 ...........................      $    0.115  $    0.085    270,355
December 2005 ...........................      $    0.14   $    0.09     803,000
January 2006 ............................      $    0.19   $    0.135  3,667,587
February 2006 ...........................      $    0.22   $    0.13   2,945,500
March 2006 ..............................      $    0.20   $    0.135  2,859,356

The closing price of the Company's common shares on April 12, 2006 was $0.155. The Company has no established trading market in the United States.

TYPE AND CLASS OF SECURITIES

The Company is authorized to issue up to an unlimited number of common shares.

TRANSFERABILITY

There are no restrictions on the transferability of the Company's common shares, except under applicable securities laws. The transfer of its common shares is managed by its transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; Telephone: (604) 689-9853; Facsimile: (604) 689-8144).

B.       PLAN OF DISTRIBUTION

Not Applicable

C.       MARKETS

The Company's common shares trade on the TSX Venture Exchange. The Company's symbol for its common shares is "AGX" and its CUSIP number is 02264P101.

D.       SELLING SHAREHOLDERS

Not Applicable

E.       DILUTION

Not Applicable

F.       EXPENSES OF THE ISSUE

Not Applicable

ITEM 10  ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not Applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

On March 29, 2004, the British Columbia legislature enacted the British Columbia BUSINESS CORPORATIONS ACT ("BCBCA") and repealed the British Columbia COMPANY ACT (the "Company Act"). The BCBCA removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital. As well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles. At the Company's annual and special general meeting, held on May 11, 2005, shareholders approved:

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

The regulations under the BCBCA effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Company
Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Company Act. The BCBCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company amended its Notice of Articles to delete the PCPs so that the provisions of the BCBCA permitting a two-thirds majority will apply to the Company. Management believes that this provides the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

All other information in this item has been reported previously in the Company's registration statement on Form 20-F, which became effective on August 20, 2004. Such information is incorporated herein by this reference.

C.       MATERIAL CONTRACTS

The following are summaries of all material contracts entered into by the Company for the past two years:

         a) Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited ("Kenora") whereby Kenora and the Company agreed to amend Section 3.02(e) of the Mining Option Agreement dated January 31, 2003;

         b) Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd. ("Machin") whereby Machin and the Company agreed to amend Section 3.02(e) of the Mining Option Agreement dated January 31, 2003;

         c) Loan Agreement dated August 19, 2004 between the Company and Munday Home Sales Ltd. ("MHS"). Pursuant to this Agreement, MHS loaned the Company $187,500;

         d) Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Todd claims located in the Red Lake Mining Division, Ontario;

         e) Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Maskootch claims located in the Red Lake Mining Division, Ontario;

         f) Mining Option Agreement dated August 31, 2004 between the Company and 1544230 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Glass claims located near Kenora, Ontario;

         g) Debt Settlement Agreement dated October 8, 2004 between the Company and Munday Home Sales Ltd. ("MHS") whereby MHS agreed to settle debt in the amount of $486,097.07 for 3,739,208 units of the Company, each unit consisting of one common share and one share purchase warrant entitling MHS to purchase one additional common share of the Company at a price of $0.13 per share on or before December 23, 2006;

         h) Debt Settlement Agreement dated October 8, 2004 between the Company and Tri-Pol Energy Corporation ("Tri-Pol") whereby Tri-Pol agreed to settle debt in the amount of $128,892.35 for 991,480 units of the Company, each unit consisting of one common share and one share purchase warrant entitling Tri-Pol to purchase one additional common share of the Company at a price of $0.13 per share on or before December 23, 2006;

         i) Subscription Agreements dated November 2004 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 500,000 units at $0.40 per unit. Each unit consists of two flow-through shares and one common share. The price of each flow-through share is $0.14 per share and each common share is $0.12 per share. One share purchase warrant entitles the purchasers to purchase one additional common share of the Company at a price of $0.14 per share on or before December 8, 2006;

         j) Subscription and Renunciation Agreement between the Company and Canadian Small Cap Resource Fund 2004 Limited Partnership dated December 23, 2004 whereby the Fund purchased a total of 1,000,000 flow-through units at $0.15 per unit, each unit consisting of one common share and one share purchase warrant entitling the Fund to purchase one additional common share of the Company at a price of $0.20 on or before December 30, 2005;

         k) Subscription Agreements dated March 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,000,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the purchasers to purchase one additional common share of the Company at a price of $0.10 per share on or before March 23, 2007;

         l) Subscription Agreement dated April 13, 2005 between the Company and Hastings Management Corp. whereby HMC has agreed to purchase a total of 750,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling HMC to purchase one additional common share of the Company at a price of $0.10 within two years of closing;

         m) Assignment Agreement dated March 24, 2005 between the Company and Vault Minerals Inc. whereby the Company acquired a 100% interest in the Magnum Property in Urban Township, Quebec;

         n) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario;

         o) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited whereby the Company was granted an option to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario;

         p) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario;

         q)       Mining  Option  Agreement  dated  March 28,  2005  between the
                  Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Silver Claim Property located in the Mickle Township, Ontario;

         r) Mining Option Agreement dated May 6, 2005 between the Company and Merton Stewart whereby the Company was granted an option to earn a 100% interest in the Tetagouche Property, New Brunswick;

         s) Administrative Services Agreement dated June 1, 2005 between the Company and Hastings Management Corp.;

         t) Purchase and Sale Agreement dated June 13, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario;

         u) Mining Option Agreement dated June 21, 2005 between the Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Capitol Silver Property located approximately 4 km northeast of Gowganda, Ontario;

         v) Mining Option Agreement dated June 21, 2005 between the Company and Aurora-Larder Mining Corporation Limited whereby the Company was granted an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario;

         w) Letter agreement dated July 19, 2005 between the Company and Pat Gryba whereby the Company agreed to acquire a 100% interest in three mineral claims located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario;

         x) Mining Option Agreement dated July 21, 2005 between the Company and Kirnova Corp. (as to 75%) and Todd Keast (as to 25%) whereby the Company was granted an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario;

         y) Mining Option Agreement dated July 28, 2005 between the Company and Ken Fenwick (as to 60%) and George Lucuik (as to 40%) whereby the Company was granted an option to earn a 100% interest in the Minnin Lake Property, Ontario;

         z) Stock Option Agreements dated July 28, 2005 between the Company and officers, directors, consultants or management company employees. Pursuant to these agreements, the optionees were granted options to purchase in the aggregate 1,510,000 common shares of the Company, exercisable on or before July 28, 2010 at a price of $0.10 per share;

         aa) Flow-Through Subscription Agreements dated August 3, 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 3,965,000 flow-through units at $0.10 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Company at a price of $0.10 per share on or before October 7, 2007;

         bb) Non-Flow Subscription Agreements dated August 3, 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 8,110,000 units at $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Company at a price of $0.10 per share on or before October 7, 2005;

         cc) Mining Option Agreement dated August 22, 2005 between the Company and Filo Exploration Services Limited (as to 50%) and David V. Jones (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Fripp Property, Ontario;

         dd) Mining Option Agreement dated September 19, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 50%) and Katrine Exploration and Development Inc. (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Hunter Gold Property located in the Catharine Township, Ontario;

         ee) Mining Option Agreement dated September 20, 2005 between the Company and Kootenay Gold Inc. whereby the Company was granted an option to earn a 50% interest in the Connor Creek Property in the Nelson Mining Division, British Columbia;

         ff) Letter Agreement dated October 1, 2005 between the Company and Golden Chalice Resources Inc. whereby the Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 in order to acquire a 50% working interest in 34,900 acres in the Chapleau area of Ontario;

         gg) Letters dated September 16, 2005 from the Company to insiders or consultants regarding amendments to their stock option agreements for the downward re-pricing of the exercise price of their options;

         hh) Mining Option Agreement dated October 12, 2005 between the Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Willet Property located in the Willet Township, Ontario;

         ii) Stock Option Agreements dated November 18, 2005 between the Company and officers, directors, consultants or management company employees. Pursuant to these agreements, the optionees were granted options to purchase in the aggregate 1,331,000 common shares of the Company, exercisable on or before November 17, 2010 at a price of $0.10 per share;

         jj) Flow-Through Subscription Agreements dated November 30, 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 2,300,000 flow-through units at $0.10 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Company at a price of $0.10 per share on or before January 17, 2008;

         kk) Non-Flow Subscription Agreements dated November 30, 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 3,350,000 units at $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Company at a price of $0.10 per share on or before January 17, 2008;

         ll) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross (as to 20%), Christina McManus (as to 20%), Jennah Durham (as to 20%), Denis LaForest (as to 20%) and Garry Windsor (as to 20%) whereby the Company was granted an option to earn a 100% interest in the Horwood Gold Property located in the Horwood Township, Ontario;

         mm) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross (as to 20%), Christina McManus (as to 20%), Denis Morin (as to 20%), Fernand Morin (as to 20%) and Roger Dennomme (as to 20%) whereby the Company was granted an option to earn a 100% interest in the Labbe Property located in the Horwood Township, Ontario;

         nn) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross (as to 60%) and Garry Frederick Windsor (as to 40%) whereby the Company was granted an option to earn a 100% interest in the Ross Windsor Property located in the Horwood Township, Ontario;

         oo) Stock Option Agreements dated February 2, 2006 between the Company and officers, directors, consultants or management company employees. Pursuant to these agreements, the optionees were granted options to purchase in the aggregate 635,000 common shares of the Company, exercisable on or before February 1, 2011 at a price of $0.20 per share.

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

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

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

           ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES
                 OF PURCHASING THE COMMON SHARES OF THE COMPANY.

F.       DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.       STATEMENT OF EXPERTS

Not Applicable.

H.       DOCUMENTS ON DISPLAY

The Company has filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to its class of common shares.

You may read and copy all or any portion of this annual report on Form 20-F or other information in the Company's files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

The documents concerning the Company that are referred to in this annual report may be viewed on the SEC's web site and may also be viewed at the office of the Company at 711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2, during normal business hours.

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

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15  CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Richard W. Hughes, the Company's President and Chief Executive Officer and Alan D. Campbell, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of October 31, 2005. Based upon that evaluation, Messrs. Hughes and Campbell concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

ITEM 16

Not Applicable

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that the Company has at least one audit committee financial expert, Alan D. Campbell, the Company's Chief Financial Officer, who serves on the Company's audit committee. Mr.
Campbell is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal year ended October 31, 2005, the Company's principal accountant billed $20,277 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2005. For the fiscal year ended October 31, 2004, the Company's principal accountant billed $13,730 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2004.

AUDIT-RELATED FEES

For the fiscal year ended October 31, 2005, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees". For the fiscal year ended October 31, 2004, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended October 31, 2005 and 2004, the Company's principal accountant billed $Nil and $Nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended October 31, 2005 and 2004, the Company's principal accountant billed $Nil and $Nil, respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended October 31, 2005, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable


ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

The audited financial statements of the Company and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the audited financial statements listed below. Canadian investors should refer to the audited financial statements of the Company at October 31, 2005 as filed with the Canadian Securities Regulators.

The Company's audited financial statements for the fiscal years ended October 31, 2005, 2004 and 2003 are attached hereto immediately following the text of this Annual Report. They include:

         o Auditor's Report (Report of independent registered public accounting firm)

         o        Balance Sheets

         o        Statements of Operations and Deficit

         o        Statements of Cash Flows

         o        Notes to the Financial Statements

         o        Schedules of Mineral Property Expenditures

The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 10. All figures are expressed in Canadian dollars.

ITEM 18  FINANCIAL STATEMENTS

See Item 17 - Financial Statements.

ITEM 19  EXHIBITS

The documents listed in the Exhibit Index at the end of this annual report have been filed as exhibits to this annual report. The list of documents in the
Exhibit Index is incorporated in this item by reference.

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

The audited financial statements of the Company and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the audited financial statements listed below. Canadian investors should refer to the audited financial statements of the Company at October 31, 2005 as filed with the Canadian Securities Regulators.

The Company's audited financial statements for the fiscal years ended October 31, 2005, 2004 and 2003 are attached hereto immediately following the text of this Annual Report. They include:

         o Auditor's Report (Report of independent registered public accounting firm)

         o        Balance Sheets

         o        Statements of Operations and Deficit

         o        Statements of Cash Flows

         o        Notes to the Financial Statements

         o        Schedules of Mineral Property Expenditures

The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 10. All figures are expressed in Canadian dollars.

ITEM 18  FINANCIAL STATEMENTS

See Item 17 - Financial Statements.

ITEM 19  EXHIBITS

The documents listed in the Exhibit Index at the end of this annual report have been filed as exhibits to this annual report. The list of documents in the
Exhibit Index is incorporated in this item by reference.

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Date:    April 18, 2006                Amador Gold Corp.


                                       BY:  /S/ RICHARD W. HUGHES
                                            -------------------------------
                                            Richard W. Hughes, President
                                            and Chief Executive Officer

                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                                OCTOBER 31, 2005

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------



Auditors' Report                                                               3

Balance Sheets                                                                 4

Statements of Operations and Deficit                                           5

Statements of Cash Flows                                                       6

Notes to the Financial Statements                                           7-26

Schedules of Mineral Property Expenditures                                 27-28

--------------------------------------------------------------------------------


                                AUDITORS' REPORT


To the Shareholders of
AMADOR GOLD CORP.


We have audited the balance sheet of Amador Gold Corp. as at October 31, 2005 and the statements of operations and deficit, and cash flows for the year ended October 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and the results of its operations and its cash flows for the year ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

The financial statements as at October 31, 2004, and for the years ended October 31, 2004 and 2003, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 5, 2005.


Vancouver, Canada                                       /s/ Morgan & Company
                                                        ---------------------
February 10, 2006                                       Morgan & Company
                                                        Chartered Accountants


    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders, dated February 10, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.


Vancouver, Canada                                       /s/ Morgan & Company
                                                        ---------------------
February 10, 2006                                       Morgan & Company
                                                        Chartered Accountants

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                                             2005            2004
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents ..................    $   189,341     $    23,017
    Tax credits recoverable ....................           --            12,909
    Goods and services tax recoverable .........         16,038           6,588
    Prepaid expenses ...........................            483           5,600
                                                    -----------     -----------

                                                        205,862          48,114

MINERAL PROPERTIES (note 3) ....................      3,526,941       2,466,879

EQUIPMENT ......................................          1,086           1,552
                                                    -----------     -----------

                                                    $ 3,733,889     $ 2,516,545
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    48,981     $    63,353
    Due to related parties (note 5) ............          4,280          10,688
                                                    -----------     -----------

                                                         53,261          74,041
                                                    -----------     -----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 4) .........................      7,866,229       6,203,328

CONTRIBUTED SURPLUS ............................        253,000         171,000

SHARE SUBSCRIPTIONS RECEIVABLE (note 4c,xi) ....       (167,000)           --

DEFICIT ........................................     (4,271,601)     (3,931,824)
                                                    -----------     -----------

                                                      3,680,628       2,442,504
                                                    -----------     -----------

                                                    $ 3,733,889     $ 2,516,545
                                                    ===========     ===========

Going concern (note 1)
Commitments (note 6)

APPROVED BY THE DIRECTORS:


    "ALAN D. CAMPBELL"      Director             "LYNN W. EVOY"      Director
---------------------------                 ------------------------


                           - See Accompanying Notes -

--------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                 2005             2004           2003
--------------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
    Bank charges ......................   $      1,608    $        832    $        620
    Consulting fees ...................        107,551          46,519          29,232
    Amortization ......................            466             274            --
    Financing fees ....................           --              --           102,500
    Interest on debt ..................           --            49,779          24,748
    Investor relations and promotion ..         17,370         132,154          78,260
    Legal and accounting ..............         49,033          79,570          63,044
    Management fees (note 5a) .........        137,000          27,000          44,000
    Office and miscellaneous ..........         11,799          15,108           5,247
    Part XII.6 penalty tax ............           --             3,800            --
    Regulatory fees ...................         28,982          34,808          15,866
    Transfer agent fees ...............          8,587          10,116           6,811
    Stock based compensation (note 4g)          79,000         144,000            --
    Recovery of prior year expenses ...           --              --            (1,690)
    Less: interest earned .............           (619)         (4,960)         (3,209)
                                          ------------    ------------    ------------

                                               440,777         539,000         365,429
                                          ------------    ------------    ------------

LOSS BEFORE OTHER ITEM AND INCOME TAXES       (440,777)       (539,000)       (365,429)
                                          ------------    ------------    ------------

OTHER ITEM
    (Write off) recovery of mineral
     property expenditures ............           --            11,788        (158,990)
                                          ------------    ------------    ------------

LOSS BEFORE INCOME TAXES ..............       (440,777)       (527,212)       (524,419)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......        101,000            --              --
                                          ------------    ------------    ------------

NET LOSS FOR THE YEAR .................       (339,777)       (527,212)       (524,419)

DEFICIT, BEGINNING OF YEAR ............     (3,931,824)     (3,812,612)     (3,416,958)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......           --           408,000         128,765
                                          ------------    ------------    ------------

DEFICIT, END OF YEAR ..................   $ (4,271,601)   $ (3,931,824)   $ (3,812,612)
                                          ============    ============    ============

LOSS PER SHARE - BASIC AND DILUTED ....   $      (0.01)   $      (0.04)   $      (0.07)
                                          ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .....     26,010,641      14,545,967       7,893,541
                                          ============    ============    ============


                           - See Accompanying Notes -

------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                             2005           2004           2003
------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss for the year ..........................   $  (339,777)   $  (527,212)   $  (524,419)

    Add items not affecting cash:
          Amortization .............................           466            274           --
       Financing fee ...............................          --             --           70,000
       Future income tax benefit recognized on
       issuance of flow through shares .............      (101,000)          --             --
       Write off of mineral property expenditures ..          --             --          158,990
       Stock based compensation ....................        79,000        144,000           --

    Change in non-cash working capital items:
          Tax credits recoverable ..................        12,909        (12,909)          --
       Goods and services tax recoverable ..........        (9,450)        (2,673)         8,814
       Prepaid expenses ............................         5,117         (5,167)          (433)
       Accounts payable and accrued liabilities ....       (20,008)        48,395         31,391
                                                       -----------    -----------    -----------

                                                          (372,743)      (355,292)      (255,657)
                                                       -----------    -----------    -----------

FINANCING ACTIVITIES
   Loans received ..................................          --          187,500           --
   Repayment of loans ..............................          --         (100,000)          --
   Promissory note issued ..........................          --             --          350,000
   Advances from (repayment to) related parties ....        (6,408)         6,742          3,946
   Issuance of share capital .......................     1,568,501      1,750,000        995,250
   Share issuance costs, cash ......................       (72,125)      (132,750)       (71,200)
                                                       -----------    -----------    -----------

                                                         1,489,968      1,711,492      1,277,996
                                                       -----------    -----------    -----------

INVESTING ACTIVITIES
   Purchase of equipment ...........................          --           (1,826)          --
   Acquisition of mineral properties ...............      (589,108)      (370,582)      (552,500)
   Deferred exploration expenditures ...............      (361,793)    (1,059,238)      (439,499)
                                                       -----------    -----------    -----------

                                                          (950,901)    (1,431,646)      (991,999)
                                                       -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       166,324        (75,446)        30,340

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .......        23,017         98,463         68,123
                                                       -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR .............   $   189,341    $    23,017    $    98,463
                                                       ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid .................................   $      --      $    26,250    $    24,748
                                                       ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 8)


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2005 the company has interests in properties in the Provinces of Ontario, Quebec, New Brunswick and British Columbia, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During the year, the company incurred a loss of $440,777 before income taxes and has an accumulated deficit of $4,271,601. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies used in the preparation of these financial statements:

         a)       BASIS OF ACCOUNTING

                  The statements have been prepared in accordance with Canadian generally accepted accounting principles as prescribed by The Canadian Institute of Chartered Accountants (CICA).

         b)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       MINERAL PROPERTIES (continued)

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

         d)       EQUIPMENT AND AMORTIZATION

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

         e)       ENVIRONMENTAL EXPENDITURES

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

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The financial statements have been presented in Canadian dollars as the company's principal operations and cash flow are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. There were no foreign currency transactions and translation adjustments in the years ended October 31, 2003, 2004 and 2005.

         g)       SHARE CAPITAL

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

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the company recognizes the corresponding future income tax benefit in the statement of operations for the year then ended.

                  In 2004 and 2003 the future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits for the years then ended.

         j)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are recovered or settled.

         k)       LOSS PER SHARE

                  Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2005, 2004, and 2003.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       NON-MONETARY CONSIDERATION

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

         m)       FINANCIAL INSTRUMENTS

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

         n)       ESTIMATES

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

         o)       ASSET RETIREMENT OBLIGATIONS

                  Effective November 1, 2003, the company retroactively adopted the recommendations in CICA Handbook Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent environmental remediation. Accretions and changes in estimates are accounted for prospectively in the statement of operations commencing in the period revisions are made.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  Effective November 1, 2003, the company prospectively adopted the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and capital assets, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. Prior to November 1, 2003, the amount of the impairment loss was determined as the difference between the carrying value and undiscounted cash flow from use.

         q)       COMPARATIVE AMOUNTS

                  Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year's financial statements.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY GROUP

                  i)       KENORA

                           During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 39 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                           (paid),  $250,000 on August 27, 2003 (paid), $250,000
                           on each of August 27, 2004 (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and
                           2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid.

                           A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                           To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         a)       KENORA PROPERTY GROUP (continued)

                  ii)      GLASS CLAIMS

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $93,000 cash ($18,000 paid) over a 4-year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

         b)       RED LAKE PROPERTY GROUP

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $69,000 cash ($9,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $88,000 cash ($13,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         c)       SILVERSTRIKE GROUP

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 issued at deemed price of $0.085 per share) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration will be $150,000 cash ($15,000 paid), 200,000 common shares
                           (50,000 issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         c)       SILVERSTRIKE GROUP (continued)

                  iii)     THOMPSON PROPERTY

                           Option agreements to acquire a 100% interest in Thompson Property, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iv)      KELL MINE PROPERTY, ONTARIO

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration will be $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  v)       CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 cash ($5,000 paid) and 350,000 shares (50,000 issued at a deemed price of $0.075 per share) payable over three years. The company must incur an aggregate of $120,000 in exploration expenses on the property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

                  vi)      HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario.
                           Consideration will be $35,000 cash ($5,000 paid), 300,000 common shares (50,000 issued at a deemed price of $0.09 per share) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         d)       AJAX GROUP

                  i)       AJAX PROPERTY, ONTARIO

                           Purchase and sale agreements to acquire a 100% interest in the Ajax Property, Ontario. Consideration will be $80,000 cash (paid) and 300,000 common shares (300,000 issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreements to acquire a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration will be $22,500 cash ($5,000 paid), 150,000 shares (50,000 issued at a deemed price of $0.09 per share) over two years and $110,000 in exploration expenditures over three years. A 2% royalty is payable on the property half of which can be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         d)       AJAX GROUP (continued)

                  iii)     STRATHY PROPERTY

                           During the year the company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

         e)       MAGNUM PROPERTY

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration for the property is $50,000 ($50,000 paid) and 300,000 common shares (300,000 issued at a deemed price of $0.08 per share). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($15,292 paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         f)       TETAGOUCHE PROPERTY

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration will be $40,000 cash ($10,000 paid) and 150,000 common shares (30,000 issued at a deemed price of $0.075 per share) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         g)       MENNIN LAKE PROPERTY

                  Option agreements to acquire a 100% interest in the Mennin Lake Property, Ontario. The Consideration will be $142,000 ($12,000 paid) 300,000 common shares (50,000 issued at a deemed price of $0.08 per share) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

         h)       FRIPP PROPERTY

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. The Fripp Property is being acquired for $5,000 cash (paid), 100,000 shares (25,000 issued at a deemed price of $0.125 per share) payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         i)       CONNOR CREEK PROPERTY

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration for the property consists of 400,000 common shares (200,000 issued subsequent to the year end) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached an additional 250,000 shares are due to the vendor. During the current year $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         j)       HUNTER GOLD PROPERTY

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash over three years, 250,000 common shares (75,000 issued subsequent to the year end) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         k)       CHAPLEAU PROPERTY

                  Acquisition agreement with a company related by common directorship to acquire a fifty (50%) percent working interest in 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000. Upon payment of the acquisition cost a joint venture agreement will be formed with other participants to perform further exploration work on the property.

4.       SHARE CAPITAL

         a)       AUTHORIZED

                  Authorized share capital comprises an unlimited number of common shares without par value (2004 - 100,000,000). The shareholders of the Company passed a special resolution to change the authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the new British Columbia Business Corporation Act.

         b)       ISSUED AND ALLOTTED

                                                   NUMBER OF           SHARE
                                                    SHARES             AMOUNT
                                                  -----------       -----------

Balance, October 31, 2002 .................         5,128,401       $ 3,503,804
Issued for
    Loan bonus ............................           311,111            70,000
Issued for cash
    Private placements ....................         4,480,715           960,200
    Exercise of options ...................           147,000            35,050
Share issuance costs ......................              --             (71,200)
Income tax benefits renounced
    on flow-through shares ................              --            (128,765)
                                                  -----------       -----------

Balance, October 31, 2003 .................        10,067,227         4,369,089
                                                  -----------       -----------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         b)       ISSUED AND ALLOTTED (continued)

                                                    NUMBER OF          SHARE
                                                     SHARES            AMOUNT
                                                  -----------       -----------

 Balance, October 31, 2003 ................        10,067,227         4,369,089

 Issued for
    Property acquisition ..................            50,000            10,000
 Issued for cash
    Private placements ....................         4,400,000         1,475,000
    Exercise of warrants ..................         2,750,000           275,000
 Shares for debt ..........................         4,730,688           614,989
 Share issuance costs .....................              --            (132,750)
 Income tax benefits renounced
    on flow-through shares ................              --            (408,000)
                                                  -----------       -----------

 Balance, October 31, 2004 ................        21,997,915         6,203,328

Issued for
   Property acquisitions ..................         1,095,000           103,525
Issued for cash
   Private placements .....................        16,325,000         1,732,500
Share issuance costs, cash ................              --             (72,124)
Income tax benefits renounced
   on flow-through shares .................              --            (101,000)
                                                  -----------       -----------

 BALANCE, OCTOBER 31, 2005 ................        39,417,915       $ 7,866,229
                                                  ===========       ===========


         c)       PRIVATE PLACEMENTS

                  (i) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (ii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iii) During fiscal 2003 the company issued 535,715 units for $0.28 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  (iv) During fiscal 2003 the company issued 250,000 units for $0.40 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (v) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  (vi) During fiscal 2004 the company issued 4,730,688 units in settlement of debt each unit comprising one common share and one non-transferable warrant exercisable at $0.13 per share for a period of 2 years. These units have been treated as allotted in these financial statements and were formally issued during fiscal 2005.

                  (vii) During fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  (viii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  (ix) During fiscal 2005 the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  (x) During fiscal 2005 the company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  (xi) During fiscal 2005 the company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable of $167,000 (including $9,500 from directors and $50,000 from an entity directed by a director) subsequent to the year-end.

         d)       OPTIONS OUTSTANDING

                                                           Number of        Exercise
                                                            options           price
                                                           ----------      ----------
Outstanding and exercisable at October 31, 2002 ......        340,000      $     0.10
   Options granted ...................................        170,000            0.23
   Options granted ...................................        372,000            0.25
   Options granted ...................................         50,000            0.30
   Options exercised .................................        (85,000)           0.23
   Options exercised .................................        (62,000)           0.25
                                                           ----------      ----------

Outstanding and exercisable at October 31, 2003 ......        785,000
   Options granted ...................................        500,000            0.56
                                                           ----------      ----------

Outstanding and exercisable at October 31, 2004 ......      1,285,000
   Options expired ...................................       (217,000)      0.10-0.25
   Options granted ...................................      1,510,000            0.10
                                                           ----------      ----------

OUTSTANDING AT OCTOBER 31, 2005 ......................      2,578,000
                                                           ==========


                  As at October 31, 2005 there were 2,578,000 (2004 - 1,285,000)
                  options outstanding as follows:

       Expiry date                       Exercise price        Number of options
------------------         ----------------------------        -----------------

   October 8, 2007                                $0.10                  255,000
 December 18, 2007         (re-priced from $0.23) $0.20                   85,000
     March 2, 2008         (re-priced from $0.25) $0.20                  248,000
     June 16, 2008         (re-priced from $0.30) $0.20                   50,000
   January 5, 2009         (re-priced from $0.56) $0.20                  430,000
     July 28, 2010                                $0.10                1,510,000

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         e)       WARRANTS OUTSTANDING

                  As  at  October  31,  2005  there  were  25,055,688   (2004  -
                  13,611,403) warrants outstanding as follows:

       Expiry date                     Exercise price         Number of warrants
------------------        ---------------------------         ------------------

 December 22, 2005        (expired subsequent)  $0.30                  1,300,000
 December 22, 2005        (expired subsequent)  $0.35                  3,100,000
 December 22, 2006                              $0.13                  4,730,688
 December 30, 2005        (expired subsequent)  $0.20                    500,000
 December 30, 2005        (expired subsequent)  $0.15                    100,000
  December 8, 2006                              $0.14                  1,500,000
    March 23, 2007                              $0.10                  1,000,000
      June 3, 2007                              $0.10                    750,000
   October 7, 2007                              $0.10                 12,075,000

         f)       ESCROW SHARES

                  As at  October  31,  2005 there  were  25,000  (2004 - 25,000)
                  shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

         g)       STOCK BASED COMPENSATION

                  The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (h) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

                  The company issued 1,510,000 options during fiscal 2005. Using the assumptions below the fair value of each option granted is $0.04, compensation expense of $60,000 was recorded in operations and credited to Contributed Surplus.

                  Dividend rate            0.00%    Expected life        3 years
                  Risk-free interest rate  2.99%    Expected volatility  96%

                  The company re-priced 383,000 options outstanding from 2002, 2003 with exercise prices of $0.23-$0.30. The weighted average fair value of each option using the below assumptions was $0.05, compensation expense of $19,000 has been recorded in operations and credited to Contributed surplus.

                  Dividend rate            0.00%   Expected life 2.25-3.33 years
                  Risk-free interest rate  3.15%   Expected volatility   99%

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         g)       STOCK BASED COMPENSATION (continued)

                  The company issued 500,000 options during fiscal 2004. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year. During fiscal 2005 these options were re-priced to $0.20, as the fair value at the time of re-price was less than the fair value previously expensed no additional compensation expense was recorded.

                  Dividend rate            0.00%    Expected life        3 years
                  Risk-free interest rate  3.92%    Expected volatility  72%

                  The company issued 50,000 options to a consultant during fiscal 2003. Using the assumptions below the fair value of each option granted was $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) during fiscal 2003.

                  Dividend rate             0.00%   Expected life        5 years
                  Risk-free interest rate   4.08%   Expected volatility  100%

                  The company issued options 542,000 to directors during fiscal 2003. In accordance with CICA standards in those years the fair value $96,180, as determined on the below weighted average assumptions, was disclosed, but no compensation expense was recorded.

                  Dividend rate             0.00%   Expected life        5 years
                  Risk-free interest rate   4.04%   Expected volatility  100%

                  The pro forma effect on net loss per share for the period ended October 31, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follow:

                  Net loss for the year ..............   $(524,419)
                  Unrecorded stock option compensation     (96,180)
                                                         ---------

                  Proforma loss for the period .......   $(620,599)
                                                         =========

                  Proforma loss per share ............   $   (0.08)
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

5.       RELATED PARTY TRANSACTIONS

         a) During the year the company recorded management fees of $137,000 (2004 - $27,000; 2003 - $44,000) to companies controlled by directors of the company. At October 31, 2005 $NIL (2004 - $10,688) was owed.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS (continued)

         b) During the year, fees for consulting services in the amount of $47,655 (2004 - $32,164; 2003 - $29,232) were paid to a company controlled by an officer of the company. At October 31, 2005 $4,280 (2004 - $ NIL) was owed.

6.       COMMITMENTS

         By agreement dated June 1, 2005, the company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

7.       INCOME TAXES

         As at October 31, 2005, the company has income tax losses of approximately $1,227,000 (2004 - $976,000; 2003 - $325,000) expiring between 2004 and 2015. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                          Amount                          Rate
                       $  321,000                         100%
                       $1,642,000                          30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

8.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                         2005       2004       2003
-----------------------------------------------   --------   --------   --------
Investing activities
     Mineral property acquisition .............   $103,525   $ 10,000   $   --
     Stock based compensation capitalized to
      deferred exploration ....................       --       16,000     11,000
                                                  --------   --------   --------
                                                  $103,525   $ 26,000   $ 11,000
                                                  ========   ========   ========

Financing activities
     Share for debt settlement, principal .....   $   --     $562,500   $   --
     Share for debt settlement, interest ......       --       52,489       --
     Shares issued for financing fees .........       --         --       70,000
     Stock based compensation included in Share
      Capital .................................     42,500       --         --
     Stock based compensation included in
      Contributed Surplus .....................     82,000    160,000     11,000
                                                  --------   --------   --------
                                                  $124,500   $774,989   $ 81,000
                                                  ========   ========   ========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


9.       SUBSEQUENT EVENTS

         a) Subsequent to year end the company granted 1,331,000 options exercisable at $0.10 per share on or before November 17, 2010 and 635,000 options exercisable at $0.10 per share on or before February 1, 2010.

         b)       Subsequent  to  the  year  end  5,000,000   warrants   expired
                  unexercised.

         c) On January 18, 2006, the company closed a private placement consisting of 5,650,000 units (of which 2,300,000 are flow-through units) at a price of $0.10 per unit, for aggregate proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holders to purchase one additional common share at a price of $0.10 per share on or before January 17, 2008.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

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

                  United States GAAP also requires a separate statement for Stockholders' Equity whereas Canadian GAAP does not.

                  The  effects  on  the  company's   financial   statements  are
                  summarized below:

                                                      For the years ended
                                           -----------------------------------------
                                           OCTOBER 31,    October 31,    October 31,
                                              2005           2004            2003
                                           -----------    -----------    -----------
Statement of Operations and Deficit

Net loss for the year under:
     Canadian GAAP .....................   $  (339,777)   $  (527,212)   $  (524,419)
     Add:  Write-down of properties ....          --             --          158,990
     Less:  Mineral property exploration
     and development expenditures ......    (1,060,062)    (1,455,820)    (1,003,000)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,399,839)   $(1,983,032)   $(1,368,429)
                                           ===========    ===========    ===========


Loss per share - United States GAAP ....   $     (0.06)   $     (0.14)   $     (0.17)
                                           ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT (continued)

                                                  For the years ended
                                       -----------------------------------------
                                       OCTOBER 31,    October 31,    October 31,
                                          2005            2004           2003
                                       -----------    -----------    -----------
Balance Sheet
Assets
Mineral Properties
     Canadian GAAP .................   $ 3,526,941    $ 2,466,879    $ 1,011,059
     Resource property expenditures
     (cumulative) ..................    (3,526,941)    (2,466,879)    (1,011,059)
                                       -----------    -----------    -----------

United States GAAP .................   $      --      $      --      $      --
                                       ===========    ===========    ===========

Stockholders' Equity
      Canadian GAAP ................   $ 3,680,628    $ 2,442,504    $   567,477
      Resource property expenditures
      (cumulative) .................    (3,526,941)    (2,466,879)    (1,011,059)
                                       -----------    -----------    -----------
United States GAAP .................   $   153,687    $   (24,375)   $  (443,582)
                                       ===========    ===========    ===========


         b)       STOCK BASED COMPENSATION

                  In December 2004, the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005.

                  Effective November 1, 2003 the company commenced stock-based compensation accounting in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The company has determined that compliance with No. SFAS 123R in the future does not have a material impact on the company's October 31, 2005 financial statements. The 2003 comparative figures have been shown using APB 25 disclosure only.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION (continued)

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

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2004, 2003, and 2002 were 14,520,967, 7,868,541 and,
                  2,480,267, respectively.

         d)       NEW ACCOUNTING PRONOUNCEMENTS

                  In December 2002,  the Financial  Accounting  Standards  Board
                  (FASB)  issued  Statement  of Financial  Accounting  Standards
                  (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 153 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for periods beginning after June 15, 2003, except for certain mandatory redeemable non-controlling interests.

                  In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there are non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information is as follows:

BALANCE SHEETS                                               CUMULATIVE AMOUNTS FROM
                                                                    INCEPTION
                                                          ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)
                                                           NUMBER OF         SHARE
  SHARE CAPITAL                                              SHARES          AMOUNT
                                                          ------------    ------------
   Issued for
       Loan bonus .....................................        311,111    $     70,000
       Property acquisition ...........................      1,145,000         113,525
   Issued for cash
       Private placements .............................     25,205,715       4,167,700
       Exercise of options ............................      2,897,000         310,050
   Shares for debt ....................................      4,730,688         614,989
   Share issuance costs ...............................                       (276,074)
   Income tax benefits renounced on flow-through shares                       (637,765)
                                                          ------------    ------------
                                                            34,289,514    $  4,362,425
                                                          ============    ============
CONTRIBUTED SURPLUS ...................................                   $    253,000
                                                                          ============
SHARE SUBSCRIPTIONS RECEIVABLE ........................                   $   (167,000)
                                                                          ============
 DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE .....                   $   (854,643)
                                                                          ============


STATEMENTS OF OPERATIONS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
                                                                    -----------
ADMINISTRATIVE EXPENSES
    Bank charges ............................................       $     3,060
    Consulting fees .........................................           183,302
    Amortization ............................................               740
    Financing fees ..........................................           102,500
    Interest on debt ........................................            74,527
    Investor relations and promotion ........................           227,784
    Legal and accounting ....................................           191,647
    Management fees .........................................           208,000
    Office and miscellaneous ................................            32,154
    Part XII.6 penalty tax ..................................             3,800
    Regulatory fees .........................................            79,656
    Transfer agent fees .....................................            25,514
    Stock based compensation ................................           223,000
    Recovery of prior year expenses .........................            (1,690)
    Less: interest earned ...................................            (8,788)
WRITE OFF OF MINERAL PROPERTY EXPENDITURES ..................           147,202
FUTURE INCOME TAX BENEFIT RECOGNIZED ON ISSUANCE
    OF FLOW THROUGH SHARES ..................................          (101,000)
                                                                    -----------
NET LOSS FROM INCEPTION .....................................       $(1,391,408)
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

STATEMENTS OF CASH FLOWS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
                                                                    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss from inception .................................       $(1,391,408)
    Add items not affecting cash:
       Amortization .........................................               740
       Financing fee ........................................            70,000
       Future income tax benefit recognized on
       issuance of flow through shares ......................          (101,000)
       Write off of mineral property expenditures ...........           158,990
       Stock based compensation .............................           223,000
    Change in non-cash working capital items:
       Goods and services tax recoverable ...................            (3,309)
       Prepaid expenses .....................................              (483)
       Accounts payable .....................................            59,778
                                                                    -----------
                                                                       (983,692)
                                                                    -----------
FINANCING ACTIVITIES
   Loans received ...........................................           187,500
   Repayment of loans .......................................          (100,000)
   Promissory note issued ...................................           350,000
   Advances from related parties ............................             4,280
   Issuance of share capital ................................         4,313,750
   Share issuance costs, cash ...............................          (276,074)
                                                                    -----------
                                                                      4,479,456
                                                                    -----------
INVESTING ACTIVITIES
   Purchase of equipment ....................................            (1,826)
   Acquisition of mineral properties ........................        (1,512,190)
   Deferred exploration expenditures ........................        (1,860,530)
                                                                    -----------
                                                                     (3,374,546)
                                                                    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS ...................       $   121,218
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2005
--------------------------------------------------------------------------------

                            KENORA      RED LAKE   SILVERSTRIKE    AJAX
                            GROUP        GROUP        GROUP        GROUP        MAGNUM    TETA-GOUCHE
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $  915,082   $   18,000   $     --     $     --     $     --     $     --
 Staking costs ........        6,145         --           --         20,000         --           --
 Option payments cash .      318,000       14,000       45,632       85,568       50,000       10,000
 Option payments shares       10,000       10,000       20,150       30,000       24,000        2,250
 Finder's fees cash ...       12,930         --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....    1,262,157       42,000       65,782      135,568       74,000       12,250
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......    1,533,797         --           --           --           --           --
 Consulting ...........       32,861         --           --           --           --           --
 Drilling .............        3,500         --           --           --           --         12,109
 Geological ...........        3,584         --           --         93,712         --           --
 Line cutting .........       32,862         --           --           --           --           --
 Mapping and sampling .       87,478         --           --           --           --           --
 Miscellaneous ........       43,555         --            600          438       40,392         --
 Surveying ............        2,187         --           --           --           --           --
 Trenching ............         --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....    1,739,824         --            600       94,150       40,392       12,109
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $3,001,981   $   42,000   $   66,382   $  229,718   $  114,392   $   24,359
                          ==========   ==========   ==========   ==========   ==========   ==========


                            MENNIN                    CONNOR       HUNTER
                             LAKE        FRIPP        CREEK         GOLD       CHAPLEAU       TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $     --     $     --     $     --     $     --     $  933,082
 Staking costs ........         --           --           --           --           --         26,145
 Option payments cash .       12,000        5,662         --          1,800          475      543,137
 Option payments shares        4,000        3,125         --           --           --        103,525
 Finder's fees cash ...         --           --           --           --           --         12,930
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....       16,000        8,787         --          1,800          475    1,618,819
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --           --      1,533,797
 Consulting ...........         --           --           --           --           --         32,861
 Drilling .............         --           --           --           --           --         15,609
 Geological ...........         --           --           --           --           --         97,296
 Line cutting .........         --           --           --           --           --         32,862
 Mapping and sampling .         --           --           --           --           --         87,478
 Miscellaneous ........        8,547         --           --           --           --         93,532
 Surveying ............         --           --           --           --           --          2,187
 Trenching ............         --           --         12,500         --           --         12,500
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....        8,547         --         12,500         --           --      1,908,122
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   24,547   $    8,787   $   12,500   $    1,800   $      475   $3,526,941
                          ==========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------

                                                    TODD
                                     MASKOOTCH    TOWNSHIP      KENORA
                                   LAKE PROPERTY  PROPERTY      CLAIMS        TOTAL
                                    ----------   ----------   ----------   ----------
Acquisition costs
  Opening balance ...............   $     --     $     --     $  552,500   $  552,500
  Staking costs .................         --           --          4,100        4,100
  Option payments - cash ........        5,000        3,000      300,000      308,000
  Option payments - shares ......        5,000        5,000         --         10,000
  Finder's fees - cash ..........         --           --         58,482       58,482
                                    ----------   ----------   ----------   ----------

  Closing balance ...............       10,000        8,000      915,082      933,082
                                    ----------   ----------   ----------   ----------

Deferred exploration expenditures
  Opening balance ...............         --           --        458,559      458,559
  Camp ..........................         --           --         35,231       35,231
  Consulting ....................         --           --        134,014      134,014
  Drilling ......................         --           --        835,358      835,358
  Mapping and sampling ..........         --           --         38,252       38,252
  Miscellaneous .................         --           --         21,956       21,956
  Surveying .....................         --           --         10,427       10,427
                                    ----------   ----------   ----------   ----------

  Closing balance ...............         --           --      1,533,797    1,533,797
                                    ----------   ----------   ----------   ----------
Balance, end of year ............   $   10,000   $    8,000   $2,448,879   $2,466,879
                                    ==========   ==========   ==========   ==========

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

Exhibit 1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000(1)

Exhibit 1.7       Altered  Memorandum  dated  May 8,  2003  (filed  on  May  16,
                  2003)(1)

Exhibit 1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003(1)

Exhibit 1.9 Articles of the Company (formerly known as Golden Trend Energy Ltd.)(1)

Exhibit 1.10      Transition Application dated January 5, 2005(3)

Exhibit 1.11      Notice of Articles dated January 5, 2005(3)

Exhibit 1.12      Notice  of  Alteration  dated May 30,  2005  (filed on June 2,
                  2005)(4)

Exhibit 1.13      Articles of the Company (filed on June 2, 2005)(4)

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

Exhibit 4.28 Director Stock Option Agreement dated March 3, 2003 between the Company and Philip J. Southam(1)

Exhibit 4.29 Director Stock Option Agreement dated March 3, 2003 between the Company and Richard W. Hughes(1)

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Company and Stephen Pearce(1)

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Company and Ronda Ross-Love(1)

Exhibit 4.32 Non-Flow Subscription Agreement dated May 2003 between the Company and various purchasers(1)

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

Exhibit 4.49 Officer Stock Option Agreement dated January 6, 2004 between the Company and Beverly J. Bullock(2)

Exhibit 4.50 Officer Stock Option Agreement dated January 6, 2004 between the Company and Ronda Ross-Love(2)

Exhibit 4.51 Consultant Stock Option Agreement dated January 6, 2004 between the Company and Kevin Leonard(2)

Exhibit 4.52      Stock Option Plan effective April 8, 2004(2)

Exhibit 4.53 Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited(3)

Exhibit 4.54 Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd.(3)

Exhibit 4.55 Loan Agreement dated August 19, 2004 between the Company and Munday Home Sales Ltd.(3)

Exhibit 4.56 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Todd Township Property(3)

Exhibit 4.57 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Maskootch Lake Property(3)


Exhibit 4.58 Mining Option Agreement dated August 31, 2004 between the Company and 1544230 Ontario Inc.(3)

Exhibit 4.59 Debt Settlement Agreement dated October 8, 2004 between the Company and Munday Home Sales Ltd. ("MHS")(3)

Exhibit 4.60 Debt Settlement Agreement dated October 8, 2004 between the Company and Tri-Pol Energy Corporation ("Tri-Pol")(3)

Exhibit 4.61 Form of Warrant Certificate dated December 23, 2004 for each of MHS and Tri-Pol(3)

Exhibit 4.62      Subscription   Agreements  dated  November  2004  between  the
                  Company and various purchasers(3)

Exhibit 4.63 Form of Warrant Certificate dated December 8, 2004 issued to various purchasers in connection with a private placement(3)

Exhibit 4.64 Subscription and Renunciation Agreement between the Company and Canadian Small Cap Resource Fund 2004 Limited Partnership dated December 23, 2004(3)

Exhibit 4.65 Form of Warrant Certificate dated December 30, 2004 issued to Canadian Small Cap Resource Fund 2004 Limited Partnership(3)

Exhibit 4.66 Form of Warrant Certificate dated December 30, 2004 issued to First Associates Inc.(3)

Exhibit 4.67 Subscription Agreements dated March 2005 between the Company and various purchasers(3)

Exhibit 4.68 Form of Warrant Certificate dated March 23, 2005 issued to various purchasers in connection with a private placement(3)

Exhibit 4.69      Subscription   Agreement  between  the  Company  and  Hastings
                  Management Corp. dated April 13, 2005(3)

Exhibit 4.70 Assignment Agreement dated March 24, 2005 between the Company and Vault Minerals Inc.(4)

Exhibit 4.71 Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe(4)

Exhibit 4.72 Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited(4)

Exhibit 4.73 Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe(4)

Exhibit 4.74 Mining Option Agreement dated March 28, 2005 between the Company and Canadian Prospecting Ventures Inc.(4)


Exhibit 4.75 Mining Option Agreement dated May 6, 2005 between the Company and Merton Stewart(4)

Exhibit 4.76      Administrative   Services  Agreement  dated  January  1,  2006
                  between the Company and Hastings Management Corp.(4)

Exhibit 4.77 Purchase and Sale Agreement dated June 13, 2005 between the Company and Aurora-Larder Mining Corporation Limited and Kirnova Corp.(4)

Exhibit 4.78 Mining Option Agreement dated June 21, 2005 between the Company and Canadian Prospecting Ventures Inc.(4)

Exhibit 4.79 Mining Option Agreement dated June 21, 2005 between the Company and Aurora-Larder Mining Corporation Limited(4)

Exhibit 4.80 Letter agreement dated July 19, 2005 between the Company and Pat Gryba(4)

Exhibit 4.81 Mining Option Agreement dated July 22, 2005 between the Company and Kirnova Corp. (as to 75%) and Todd Keast (as to 25%)(4)

Exhibit 4.82 Mining Option Agreement dated July 28, 2005 between the Company and Ken Fenwick and George Lucuik(4)

Exhibit 4.83 Form of Stock Option Agreement dated July 28, 2005 between the Company and, directors(4)

Exhibit 4.84 Form of Stock Option Agreement dated July 28, 2005 between the Company and consultants(4)

Exhibit 4.85 Form of Stock Option Agreement dated July 28, 2005 between the Company and management company employees(4)

Exhibit 4.86 Flow-Through Subscription Agreements dated August 3, 2005 between the Company and various purchasers(4)

Exhibit 4.87 Non-Flow Subscription Agreements dated August 3, 2005 between the Company and various purchasers(4)

Exhibit 4.88 Form of Warrant Certificate dated October 7, 2005 issued to various purchasers in connection with a private placement(4)

Exhibit 4.89 Mining Option Agreement dated August 22, 2005 between the Company and Filo Exploration Services Limited and David V. Jones(4)

Exhibit 4.90 Mining Option Agreement dated September 19, 2005 between the Company and Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc.(4)

Exhibit 4.91 Mining Option Agreement dated September 20, 2005 between the Company and Kootenay Gold Inc.(4)


Exhibit 4.92 Letter Agreement dated October 1, 2005 between the Company and Golden Chalice Resources Inc.(4)

Exhibit 4.93 Form of letter dated September 16, 2005 from the Company to insiders or consultant(4)

Exhibit 4.94 Mining Option Agreement dated October 12, 2005 between the Company and Canadian Prospecting Ventures Inc.(4)

Exhibit 4.95 Form of Stock Option Agreement dated November 18, 2005 between the Company and directors(4)

Exhibit 4.96 Form of Stock Option Agreement dated November 18, 2005 between the Company and consultants(4)

Exhibit 4.97 Form of Stock Option Agreement dated November 18, 2005 between the Company and management company employees(4)

Exhibit 4.98 Flow-Through Subscription Agreements dated November 30, 2005 between the Company and various purchasers(4)

Exhibit 4.99 Non-Flow Subscription Agreements dated November 30, 2005 between the Company and various purchasers(4)

Exhibit 4.100 Form of Warrant Certificate dated January 18, 2006 issued to various purchasers in connection with a private placement(4)

Exhibit 4.101 Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross, Christina McManus, Jennah Durham, Denis LaForest and Garry Windsor(4)

Exhibit 4.102 Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme(4)

Exhibit 4.103 Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross and Garry Frederick Windsor(4)

Exhibit 4.104 Form of Stock Option Agreement dated February 2, 2006 between the Company and directors(4)

Exhibit 4.105 Form of Stock Option Agreement dated February 2, 2006 between the Company and consultants(4)

Exhibit 4.106 Form of Stock Option Agreement dated February 2, 2006 between the Company and management company employees(4)

Exhibit 12.1      Certification   of  Richard  W.   Hughes   Pursuant   to  Rule
                  13a-14(a)(4)

Exhibit 12.2      Certification   of  Alan   D.   Campbell   Pursuant   to  Rule
                  13a-14(a)(4)

Exhibit 13.1      Certification  of  Richard  W.  Hughes  Pursuant  to 18 U.S.C.
                  Section 1350(4)


Exhibit 13.2      Certification  of  Alan  D.  Campbell  Pursuant  to 18  U.S.C.
                  Section 1350(4)

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

(3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 20, 2005, and incorporated herein by reference.

(4)    Filed herewith


