Form 20-F/A
period 2005-10-31
AMADOR GOLD CORP
filed 2006-11-24
CIK 1266833

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                              FORM 20-FA (Amended)


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

                                TABLE OF CONTENTS

SUMMARY OF AMENDMENTS .........................................................1

FORWARD LOOKING STATEMENTS.....................................................2

CONVERSION TABLE...............................................................2

GLOSSARY OF TERMS..............................................................2

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................4

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE...............................4

ITEM 3   KEY INFORMATION.......................................................4
         A.       Selected Financial Data......................................4
         B.       Capitalization and Indebtedness..............................8
         C.       Reasons for the Offer and Use of Proceeds....................8
         D.       Risk Factors.................................................8

ITEM 4   INFORMATION ON THE COMPANY...........................................11
         A.       History and Development of the Company......................11
         B.       Business Overview...........................................15
         C.       Organizational Structure....................................16
         D.       Property, Plants and Equipment..............................16

ITEM 4A  UNRESOLVED STAFF COMMENTS............................................30

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................34
         A.       Operating Results...........................................34
         B.       Liquidity and Capital Resources.............................35
         C.       Research and Development, Patents, Licenses, etc............37
         D.       Trend Information...........................................38
         E.       Off-Balance Sheet Information...............................38
         F.       Tabular Disclosure of Contractual Information...............38

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................40
         A.       Directors and Senior Management.............................40
         B.       Compensation................................................42
         C.       Board Practices.............................................43
         D.       Employees...................................................44
         E.       Share Ownership.............................................44

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................45
         A.       Major Shareholders..........................................45
         B.       Related Party Transactions..................................46
         C.       Interests of Experts and Counsel............................51

ITEM 8   FINANCIAL INFORMATION................................................51
         A.       Financial Statements and Other Financial Information........51
         B.       Significant Changes.........................................52

ITEM 9   THE OFFER AND LISTING................................................52
         A.       Offer & Listing Details.....................................52
         B.       Plan of Distributions.......................................53
         C.       Markets.....................................................53
         D.       Selling Shareholders........................................53
         E.       Dilution....................................................53
         D.       Expenses of the Issue.......................................53

ITEM 10  ADDITIONAL INFORMATION...............................................54
         A.       Share Capital...............................................54
         B.       Memorandum and Articles of Association......................54
         C.       Material Contracts..........................................54
         D.       Exchange Controls...........................................58
         E.       Taxation....................................................58
         F.       Dividends and Paying Agents.................................66
         G.       Statement by Experts........................................66
         H.       Documents on Display........................................66
         I.       Subsidiary Information......................................67

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........67

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............67

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................68

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..................................................68

ITEM 15  CONTROLS AND PROCEDURES..............................................68

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.....................................68

ITEM 16B CODE OF ETHICS.......................................................68

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................69

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............70

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS...........................................................71

                                    PART III

ITEM 17  FINANCIAL STATEMENTS.................................................71
ITEM 18  FINANCIAL STATEMENTS.................................................71
ITEM 19  EXHIBITS.............................................................71

SIGNATURES....................................................................72
FINANCIAL STATEMENTS.........................................................F-1
EXHIBIT INDEX...............................................................EX-1

November 16, 2006

                     AMENDMENT TO THE FORM 20F ANNUAL REPORT
                      OF AMADOR GOLD CORP. (THE "COMPANY")
                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005

SUMMARY OF AMENDMENTS

1.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS, PAGE 39

The Form 20-F is amended with a more description caption "Option Payments Required to Retain Property Interests".

2.       CONTROLS AND PROCEDURES, PAGE 68

The Form 20-F is amended to add the heading "Disclosure Controls and Procedures" to the first paragraph and a second paragraph "Report on Internal Control Over Financial Reporting" has been added.

3.       AUDITORS' REPORT, PAGE F-3

The Auditor's Report for the Company's financial statements from the predecessor auditor for the prior periods ended October 31, 2004, 2003 and 2002 is included.

ITEM 17 - FINANCIAL STATEMENTS are amended by including reference to the prior Auditor's Report for the Company's financial statements for the prior periods ended October 31, 2004, 2003 and 2002.

ENGINEERING COMMENTS

4. Page 31 and Exhibit 15.1 - A Map of Ontario and Quebec has been included showing the location of the KPM, Glass, Todd, Maskootch, Kell Mine, Silver Strike, Silverclaim, Thompson, Ajax, Strathy, Banting Chambers, Mennin Lake, Fripp, Hunter Gold, Chapleau and Willet Properties in Ontario and the Magnum Property in Quebec.

         Page 32 and Exhibit 15.2 - A Map of New Brunswick has been included showing the location of the Tetagouche Property.

         Page 33 and Exhibit 15.3 - A Map of British Columbia has been included showing the location of the Connor Creek Property.

PROPERTY PLANTS AND EQUIPMENT, PAGE 16

Disclosure has been amended describing only geology, history or exploration results that are directly related to the properties that the Company has the right to explore or mine. All references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of the Company's properties, as been removed.

The resource estimates for the Ajax Property, Ontario have been removed.

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

                  TABLE 1: STATEMENTS OF OPERATIONS AND DEFICIT
                        YEARS ENDED OCTOBER 31 (AUDITED)
--------------------------------   ----------    ----------    ----------    ----------    ----------
                                      2005          2004          2003          2002          2001
--------------------------------   ----------    ----------    ----------    ----------    ----------
Amortization ...................          466           274          --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Bank charges and interest ......        1,608           832           620           351           263
--------------------------------   ----------    ----------    ----------    ----------    ----------
Consulting fees ................      107,551        46,519        29,232          --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Financing fees .................         --            --         102,500        10,000          --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Interest on debt ...............         --          49,779        24,748         5,406          --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Investor relations and
promotion ......................       17,370       132,154        78,260          --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Legal and accounting ...........       49,033        79,570        63,044        30,009         9,616
--------------------------------   ----------    ----------    ----------    ----------    ----------
Management fees ................      137,000        27,000        44,000        30,000        30,000
--------------------------------   ----------    ----------    ----------    ----------    ----------
Office and
miscellaneous ..................       11,799        15,108         5,247         2,115         1,579
--------------------------------   ----------    ----------    ----------    ----------    ----------
Part X11.6 penalty tax .........         --           3,800          --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Regulatory fees ................       28,982        34,808        15,866        15,311         3,004
--------------------------------   ----------    ----------    ----------    ----------    ----------
Stock based
compensation ...................       79,000       144,000          --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Transfer agent fees ............        8,587        10,116         6,811         4,966         4,151
--------------------------------   ----------    ----------    ----------    ----------    ----------
Recovery of prior year expenses          --            --          (1,690)         --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Less:  interest earned .........         (619)       (4,960)       (3,209)         (434)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
TOTAL EXPENSES .................      440,777       539,000       365,429        97,724        48,613
--------------------------------   ----------    ----------    ----------    ----------    ----------
LOSS BEFORE OTHER ITEMS AND
OTHER TAXES ....................     (440,777)     (539,000)     (365,429)      (97,724)      (48,613)
--------------------------------   ----------    ----------    ----------    ----------    ----------
OTHER ITEMS AND INCOME TAXES
--------------------------------   ----------    ----------    ----------    ----------    ----------
Write off of distribution
rights and patents .............         --            --            --              (1)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Write off of marketable
securities .....................         --            --            --            (100)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Write off (recovery) of
mineral property expenditures            --          11,788      (158,990)         --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Future income tax benefit
recognized on issuance of flow
through shares .................      101,000          --            --            --            --
--------------------------------   ----------    ----------    ----------    ----------    ----------
TOTAL - OTHER ITEMS AND INCOME
TAXES ..........................      101,000        11,788      (158,990)         (101)         --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss for the period/year .......     (339,777)     (527,212)     (524,419)      (97,825)      (48,613)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Deficit - beginning of
period/year ....................   (3,931,824)   (3,812,612)   (3,416,958)   (3,364,696)   (3,316,083)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Future income tax benefit
recognized on issuance of flow
through shares .................         --         408,000       128,765        45,563          --
--------------------------------   ----------    ----------    ----------    ----------    ----------
Deficit - end of period/year ...   (4,271,601)   (3,931,824)   (3,812,612)   (3,416,958)   (3,364,696)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss per share .................   ($    0.01)   ($    0.04)   ($    0.07)   ($    0.04)   ($    0.02)
--------------------------------   ----------    ----------    ----------    ----------    ----------

                                    US GAAP
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss for the year - US GAAP ....   (1,399,839)   (1,983,032)   (1,368,429)     (264,874)      (48,613)
--------------------------------   ----------    ----------    ----------    ----------    ----------
Loss per share - US GAAP .......   ($    0.06)   ($    0.14)   ($    0.17)   ($    0.10)   ($    0.02)
--------------------------------   ----------    ----------    ----------    ----------    ----------



                             TABLE 2: BALANCE SHEETS
                        YEARS ENDED OCTOBER 31 (AUDITED)
----------------------------   -----------    -----------    -----------    -----------    -----------
                                  2005            2004          2003           2002           2001
----------------------------   -----------    -----------    -----------    -----------    -----------
Cash and cash equivalent ...       189,341         23,017         98,463         68,123          1,778
----------------------------   -----------    -----------    -----------    -----------    -----------
Tax credits recoverable ....          --           12,909           --             --             --
----------------------------   -----------    -----------    -----------    -----------    -----------
Goods and services tax
recoverable ................        16,038          6,588          3,915         12,729            815
----------------------------   -----------    -----------    -----------    -----------    -----------
Prepaid expenses ...........           483          5,600            433           --              100
----------------------------   -----------    -----------    -----------    -----------    -----------
Mineral properties and
deferred exploration costs .     3,526,941      2,466,879      1,011,059        167,049           --
----------------------------   -----------    -----------    -----------    -----------    -----------
Equipment ..................         1,086          1,552           --             --             --
----------------------------   -----------    -----------    -----------    -----------    -----------
Other long term assets .....          --             --             --             --                1
----------------------------   -----------    -----------    -----------    -----------    -----------
TOTAL ASSETS ...............     3,733,889      2,516,545      1,113,870        247,901          2,694
----------------------------   -----------    -----------    -----------    -----------    -----------
Accounts payable and accrued
liabilities ................        48,981         63,353         67,447         36,055         19,989
----------------------------   -----------    -----------    -----------    -----------    -----------
Due to related party .......         4,280         10,688          3,946           --           50,309
----------------------------   -----------    -----------    -----------    -----------    -----------
Promissory note payable ....          --             --          350,000           --             --
----------------------------   -----------    -----------    -----------    -----------    -----------
Convertible debenture ......          --             --          125,000        125,000           --
----------------------------   -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES ..........        53,261         74,041        546,393        161,055         70,298
----------------------------   -----------    -----------    -----------    -----------    -----------
Share capital ..............     7,952,229      6,374,328      4,380,089      3,503,804      3,297,092
----------------------------   -----------    -----------    -----------    -----------    -----------
Deficit ....................    (4,271,601)    (3,931,824)    (3,812,612)    (3,416,958)    (3,364,696)
----------------------------   -----------    -----------    -----------    -----------    -----------
Total Shareholders' equity
(deficit) ..................     3,680,628      2,442,504        567,477         86,846        (67,604)
----------------------------   -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY .......     3,733,889      2,516,545      1,113,870        247,901          2,694
----------------------------   -----------    -----------    -----------    -----------    -----------
Number of Shares, Issued &
Allotted ...................    39,417,915     21,997,915     10,067,227      5,128,401      2,309,651



                                     US GAAP
--------------------------------   --------   --------    --------    --------    --------
Mineral properties and
deferred exploration costs -
US GAAP ........................       --         --          --          --          --
--------------------------------   --------   --------    --------    --------    --------
Total Shareholders' equity -
US GAAP ........................    153,687    (24,375)   (443,582)    (80,203)    (67,604)
--------------------------------   --------   --------    --------    --------    --------

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


Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization.


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

The Connor Creek  property  contains a NEW SHEAR  HOSTED GOLD  DISCOVERY in area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:


o        Gold  bearing   semi-massive  to  massive   sulfide  veins   containing
pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. Three previously known occurrences of mineralization occur on the property.


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

ITEM 4A  UNRESOLVED STAFF COMMENTS

         Not Applicable

MAP OF ONTARIO AND QUEBEC INCLUDING THE KPM, GLASS, TODD, MASKOOTCH, KELL MINE,
 SILVER STRIKE, SILVERCLAIM, THOMPSON, AJAX, STRATHY, BANTING CHAMBERS, MENNIN
  LAKE, FRIPP, HUNTER GOLD, CHAPLEAU AND WILLET PROPERTIES IN ONTARIO AND THE
                           MAGNUM PROPERTY IN QUEBEC

Graphic is included as Exhibit 15.1 to this Form 20-F

             MAP OF NEW BRUNSWICK INCLUDING THE TETAGOUCHE PROPERTY

Graphic is included as Exhibit 15.2 to this Form 20-F

           MAP OF BRITISH COLUMBIA INCLUDING THE CONNOR CREEK PROPERTY

Graphic is included as Exhibit 15.3 to this Form 20-F

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


In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $132,750.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information about the payment schedule for the Company's known contractual obligations:

                                              OPTION PAYMENTS REQUIRED TO RETAIN PROPERTY INTERESTS
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


DISCLOSURE CONTROLS AND PROCEDURES


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


REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes during the period covered by this Annual Report in the Company's internal controls or in other factors that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company's internal control over financial reporting.


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


         o        Auditor's Report (Predecessor Auditor) dated January 5, 2005


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

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf


Date:    November 16, 2006             Amador Gold Corp.

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

                                OCTOBER 31, 2005

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------



Auditors' Report dated February 10, 2006                                    F-3

Report of Independent Registered Public Accounting Firm dated
   January 5, 2005                                                          F-4

Balance Sheets                                                              F-5

Statements of Operations and Deficit                                        F-6

Statements of Cash Flows                                                    F-7

Notes to the Financial Statements                                           F-8

Schedules of Mineral Property Expenditures                                  F-28

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

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As at October 31, 2004, the company has an accumulated deficit of $3,931,824. As discussed in Note 1 to the financial statements, additional capital will be necessary to fund the company's long-term operations. These conditions, among others, raise substantial doubt about the company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /S/ STALEY, OKADA & PARTNERS
                                          ----------------------------
Vancouver, B.C.                           STALEY, OKADA & PARTNERS
January 5, 2005                           CHARTERED ACCOUNTANTS

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

Exhibit 4.104 Form of Stock Option Agreement dated February 2, 2006 between the Company and directors(4)

Exhibit 4.105 Form of Stock Option Agreement dated February 2, 2006 between the Company and consultants(4)

Exhibit 4.106 Form of Stock Option Agreement dated February 2, 2006 between the Company and management company employees(4)

Exhibit 12.1      Certification   of  Richard  W.   Hughes   Pursuant   to  Rule
                  13a-14(a)(4)


Exhibit 12.1A     Certification of Richard W. Hughes Pursuant to Rule 13a-14 (a)
                  (5)


Exhibit 12.2      Certification   of  Alan   D.   Campbell   Pursuant   to  Rule
                  13a-14(a)(4)


Exhibit 12.2A     Certification of Alan D. Campbell Pursuant to Rule 13a-14 (a)
                  (5)


Exhibit 13.1      Certification  of  Richard  W.  Hughes  Pursuant  to 18 U.S.C.
                  Section 1350(4)


Exhibit-13.1A     Certification  of  Richard  W.  Hughes  Pursuant  to 18 U.S.C.
                  Section 1350(5)


Exhibit 13.2      Certification  of  Alan  D.  Campbell  Pursuant  to 18  U.S.C.
                  Section 1350(4)


Exhibit 13.2A     Certification  of  Alan  D.  Campbell  Pursuant  to 18  U.S.C.
                  Section 1350(5)

Exhibit 15.1 Map of Ontario and Quebec including the KPM, Glass, Todd, Maskootch, Kell Mine, Silver Strike, Silverclaim, Thompson, Ajax, Strathy, Banting Chambers, Mennin Lake, Fripp, Hunter Gold, Chapleau and Willet Properties in Ontario and the Magnum Property in Quebec(5)

Exhibit 15.2      Map of New Brunswick including the Tetagouche Property(5)

Exhibit 15.3      Map of British Columbia including the Connor Creek Property(5)


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


(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 24, 2006, and incorporated herein by reference.

(5)    Filed herewith



