Form 20-F
period 2006-10-31
AMADOR GOLD CORP
filed 2007-04-23
CIK 1266833

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED OCTOBER 31, 2006

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE TRANSITION  PERIOD FROM _____________ TO _____________


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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                          NAME OF EACH EXCHANGE
 TITLE OF EACH CLASS                                       ON WHICH REGISTERED
---------------------                                    -----------------------
         None                                                     None
---------------------                                    -----------------------


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

        As of March 31, 2007: 78,665,748 common shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                                  [_] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                                  [_] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                  [X] Yes [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer [_]  Accelerated filer [_]  Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected
to follow.                                              [X] Item 17  [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                                  [_] Yes [X] No

                          T A B L E  OF  C O N T E N T S

SUMMARY OF AMENDMENTS..........................................................1

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

ITEM 4   INFORMATION ON THE COMPANY...........................................10
         A.       History and Development of the Company......................10
         B.       Business Overview...........................................17
         C.       Organizational Structure....................................18
         D.       Property, Plants and Equipment..............................18

ITEM 4A  UNRESOLVED STAFF COMMENTS............................................37


ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................41
         A.       Operating Results...........................................41
         B.       Liquidity and Capital Resources.............................42
         C.       Research and Development, Patents, Licenses, etc............45
         D.       Trend Information...........................................45
         E.       Off-Balance Sheet Information...............................45
         F.       Tabular Disclosure of Contractual Information...............45

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................47
         A.       Directors and Senior Management.............................47
         B.       Compensation................................................49
         C.       Board Practices.............................................50
         D.       Employees...................................................51
         E.       Share Ownership.............................................51

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................53
         A.       Major Shareholders..........................................53
         B.       Related Party Transactions..................................54
         C.       Interests of Experts and Counsel............................55

ITEM 8   FINANCIAL INFORMATION................................................55
         A.       Financial Statements and Other Financial Information........55
         B.       Significant Changes.........................................56

ITEM 9       THE OFFER AND LISTING............................................57
             A.       Offer & Listing Details.................................57
             B.       Plan of Distributions...................................58
             C.       Markets.................................................58
             D.       Selling Shareholders....................................58
             E.       Dilution................................................58
             D.       Expenses of the Issue...................................58

ITEM 10      ADDITIONAL INFORMATION...........................................58
             A.       Share Capital...........................................58
             B.       Memorandum and Articles of Association..................58
             C.       Material Contracts......................................59
             D.       Exchange Controls.......................................62
             E.       Taxation................................................63
             F.       Dividends and Paying Agents.............................71
             G.       Statement by Experts....................................71
             H.       Documents on Display....................................71
             I.       Subsidiary Information..................................71

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........72

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............72

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................73

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS.........................................73

ITEM 15  CONTROLS AND PROCEDURES..............................................73

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.....................................73

ITEM 16B CODE OF ETHICS.......................................................73

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................74

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............75

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS...........................................................75

                                    PART III

ITEM 17  FINANCIAL STATEMENTS.................................................76
ITEM 18  FINANCIAL STATEMENTS.................................................76
ITEM 19  EXHIBITS.............................................................76

SIGNATURES....................................................................77
FINANCIAL STATEMENTS
EXHIBIT INDEX

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of Amador Gold Corp. (the "Company" or "Amador") at October 31, 2006 as filed with the applicable Canadian Securities Regulators.

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

                                CONVERSION TABLE

In this Annual Report a combination of Imperial and metric measures are used with respect to our mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

-------------------------------- --------------------- ------------------------- --------------------
IMPERIAL MEASURE          =      METRIC UNIT           METRIC MEASURE       =    IMPERIAL UNIT
-------------------------------- --------------------- ------------------------- --------------------
2.47 acres                       1 hectare             0.4047 hectares           1 acre
3.28 feet                        1 metre               0.3048 metres             1 foot
0.62 miles                       1 kilometre           1.609 kilometres          1 mile
1.102 tons (short)               1 tonne               0.907 tonnes              1 ton
0.029 ounces (troy)/ton          1 gram/tonne          34.28 grams/tonne         1 ounce (troy/ton)
-------------------------------- --------------------- ------------------------- --------------------

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

"ounces,"                            Troy ounces

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

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The selected financial data of the Company for fiscal 2006 and 2005 ended October 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for fiscal 2004, fiscal 2003 and fiscal 2002 ended October 31st was derived from the financial statements of the Company which have been audited by Staley, Okada & Partners, Chartered Accountants. All amounts are expressed in Canadian dollars.

The financial statements included in this Annual Report and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are several material differences between Canadian GAAP and United States GAAP as applied to the financial information disclosed or summarized herein. Note 11 to the Company's audited financial statements for Fiscal 2006 ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Company, and a reconciliation to United States GAAP of the Company's net income and stockholders' equity.

The information in the following table was extracted from the more detailed audited financial statements and related notes included herein and should be read in conjunction with such audited financial statements and with the information appearing under Item 5, "Operating and Financial Review and Prospects."

                  TABLE 1: STATEMENTS OF OPERATIONS AND DEFICIT
                        YEARS ENDED OCTOBER 31 (AUDITED)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
                                       2006               2005               2004               2003               2002
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Amortization                                   326                466               274                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Bank charges and interest                      761              1,608               832                 620               351
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Consulting fees                            290,461            107,551            46,519              29,232                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Financing fees                                   -                  -                 -             102,500            10,000
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Interest on debt                                 -                  -            49,779              24,748             5,406
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Investor relations and
promotion                                   30,103             17,370           132,154              78,260                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Legal and accounting                        79,028             49,033            79,570              63,044            30,009
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Management fees                            395,760            137,000            27,000              44,000            30,000
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Office and miscellaneous                    12,790             11,799            15,108               5,247             2,115
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Part X11.6 penalty tax                       9,056                  -             3,800                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Regulatory fees                             36,000             28,982            34,808              15,866            15,311
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Stock based compensation                   286,000             79,000           144,000                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Transfer agent fees                         19,029              8,587            10,116               6,811             4,966
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Recovery of prior year expenses                  -                  -                 -              (1,690)                -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Less:  interest earned                         (43)              (619)           (4,960)             (3,209)             (434)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
TOTAL EXPENSES                           1,159.271            440,777           539,000             365,429            97,724
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
LOSS BEFORE OTHER ITEMS AND
OTHER TAXES                             (1,159,271)          (440,777)         (539,000)           (365,429)          (97,724)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
OTHER ITEMS AND INCOME TAXES
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Write off of distribution
rights and patents                               -                  -                 -                   -                (1)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Write off of marketable
securities                                       -                  -                 -                   -              (100)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Write off (recovery) of
mineral property expenditures           (3,261,819)                 -            11,788            (158,990)                -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Future income tax benefit
recognized on issuance of flow
through shares                             223,689            101,000                 -                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
TOTAL - OTHER ITEMS AND INCOME
TAXES                                   (3,261,819)           101,000            11,788            (158,990)             (101)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Loss for the period/year                (4,197,401)          (339,777)         (527,212)           (524,419)          (97,825)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Deficit - beginning of
period/year                             (4,271,601)        (3,931,824)       (3,812,612)         (3,416,958)       (3,364,696)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Future income tax benefit
recognized on issuance of flow
through shares                                   -                  -           408,000             128,765            45,563
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Deficit - end of period/year            (8,469,002)        (4,271,601)       (3,931,824)         (3,812,612)       (3,416,958)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Loss per share                              ($0.08)            ($0.01)           ($0.04)             ($0.07)           ($0.04)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------



                                     US GAAP
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Loss for the year - US GAAP            (2,753,817)        (1,399,839)       (1,983,032)         (1,368,429)         (264,874)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Loss per share - US GAAP                    (0.05)            ($0.06)           ($0.14)             ($0.17)           ($0.10)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------


                             TABLE 2: BALANCE SHEETS
                        YEARS ENDED OCTOBER 31 (AUDITED)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
                                       2006               2005               2004               2003               2002
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Assets:
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Cash and cash equivalent                   540,099            189,341            23,017              98,463            68,123
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Tax credits recoverable                          -                  -            12,909                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Goods and services tax
recoverable                                 30,055             16,038             6,588               3,915            12,729
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Prepaid expenses                             2,318                483             5,600                 433                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Mineral properties and
deferred exploration costs               2,083,357          3,526,941         2,466,879           1,011,059           167,049
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Exploration advances                         3,385                  -                 -                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Equipment                                      760              1,086             1,552                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Other long term assets                           -                  -                 -                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
TOTAL ASSETS                             2,659,974          3,733,889         2,516,545           1,113,870           247,901
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Accounts payable and accrued
liabilities                                 62,204             48,981            63,353              67,447            36,055
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Due to related party                        46,677              4,280            10,688               3,946                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Promissory note payable                          -                  -                 -             350,000                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Convertible debenture                            -                  -                 -             125,000           125,000
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
TOTAL LIABILITIES                          108,881             53,261            74,041             546,393           161,055
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Share capital                           10,480,845          7,866,229         6,374,328           4,380,089         3,503,804
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Deficit                                 (8,469,002)        (4,271,601)       (3,931,824)         (3,812,612)       (3,416,958)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Total Shareholders' equity
(deficit)                                2,551,093          3,680,628         2,442,504             567,477            86,846
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                     2,659,974          3,733,889         2,516,545           1,113,870           247,901
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Number of Shares, Issued &
Allotted                                61,000,748         39,417,915        21,997,915          10,067,227         5,128,401
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------

                                     US GAAP

-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Mineral properties and
deferred exploration costs -
US GAAP                                          -                  -                 -                   -                 -
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------
Total Shareholders' equity -
US GAAP                                    467,736            153,687           (24,375)           (443,582)          (80,203)
-------------------------------- ------------------ ------------------ ----------------- ------------------- -----------------

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

----------------------------------------------------------------
Year Ended October 31st
----------------------------------------------------------------
2006           2005        2004         2003         2002
-------------- ----------- ------------ ------------ -----------
1.1328         1.2135      1.3145       1.4431       1.5735
-------------- ----------- ------------ ------------ -----------

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

--------------------------------------------------------------------------------
              MONTH                  HIGH                       LOW
--------------------------------------------------------------------------------

March 2007                          1.1810                     1.1530
--------------------------------------------------------------------------------

February 2007                       1.1852                     1.1586
--------------------------------------------------------------------------------

January 2007                        1.1815                     1.1699
--------------------------------------------------------------------------------

December 2006                       1.1575                     1.1415
--------------------------------------------------------------------------------

November 2006                       1.1474                     1.1275
--------------------------------------------------------------------------------

October 2006                        1.1384                     1.1185
--------------------------------------------------------------------------------

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company's five previous fiscal years are as follows:

-------------------------------------------------------------------------------------------------------
                                              COMPANY'S FISCAL YEAR ENDED
                                                      OCTOBER 31
-------------------------------------------------------------------------------------------------------
                     2006          2005            2004          2003          2002          2001
-------------------------------------------------------------------------------------------------------
High                1.1670        1.1607          1.2194        1.3043        1.5108        1.4933
-------------------------------------------------------------------------------------------------------

Low                 1.1027        1.2703          1.3970        1.5903        1.6128        1.5905
-------------------------------------------------------------------------------------------------------

Average             1.1328        1.2135          1.3147        1.4379        1.5718        1.5411
-------------------------------------------------------------------------------------------------------

Period End          1.1227        1.1796          1.2209        1.3195        1.5610        1.5905
-------------------------------------------------------------------------------------------------------

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Annual Report all references herein are to Canadian Dollars.

On March 30, 2007, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.1530.

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

LACK OF EARNINGS AND CASH FLOW:
The Company has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow could force the Company to cease operations and investors in the Company will lose their entire investment. As at October 31, 2006, the Company's deficit was $(8,469,002).

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

RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION:
The Company's stock is subject to "penny stock" rules as defined in Rule 3a51-1 under the United States Securities Exchange Act of 1934, as amended, and because of the constraints on trading resulting from the "penny stock" definition investors will encounter difficulty in selling their stock. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

VOLATILITY OF SHARE PRICE:
In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During Fiscal 2006, the Company's share price fluctuated between a low of $0.09 and a high of $0.295. Subsequent to Fiscal 2006, the Company's share price has fluctuated between a low of $0.11 and a high of $0.17. Significant fluctuation in the Company's share price is likely to continue, and could potentially increase, in the future.

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

ITEM 4.  INFORMATION ON THE COMPANY

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

On March 29,  2004,  the  British  Columbia  legislature  enacted  the  BUSINESS
CORPORATIONS ACT (British Columbia) and repealed the COMPANY ACT (British Columbia). The Company's Notice of Alteration was effected on June 2, 2005.

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

The contact person in Vancouver, British Columbia, Canada is: Mr. Richard W. Hughes, President and Chief Executive Officer.

BUSINESS DEVELOPMENTS DURING FISCAL 2006

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from 733526 Ontario Inc. and Jim Ralph to earn a 100% undivided interest in the Gould Copper Mine Property located in Gould Township, Ontario.

SAVARD & SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario.

BOMPAS-STRATHY PROPERTIES, ONTARIO

On December 9, 2005, the Company acquired an option from Pat Gryba to earn a 100% interest in 2 mineral claims (comprising a total of 17 units) situated in the Bompas and Strathy Townships, Ontario.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor.

A.       HORWOOD GOLD PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor to earn a 100% undivided interest in the Horwood Gold Property. The Property consists of 21 mineral claims (210 units).

B.       HORWOOD GOLD 2

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000. The Property consists of 1 mineral claim (3 units).

C.       LABBE PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme to earn a 100% undivided interest in the Labbe Property. The Property consists of 1 mineral claim (9 units).

D.       ROSS WINDSOR PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross and Garry Frederick Windsor to earn a 100% undivided interest in the Ross Windsor Property. The Property consists of 3 mineral claims (33 units).

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option from Ken Fenwick, George Lucuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. The Property consists of 3 mineral claims (20 units).

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On May 28, 2006, the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario and on April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith-Sewell Property located in the Keith and Sewell Townships, Ontario.

HOLLOWAY PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 1 Property located in the Holloway and Frecheville Township, Ontario and on May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 2 Property located in the Holloway Township, Ontario.
These agreements were terminated on December 21, 2006.

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario and on May18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

CHAPLEAU PROPERTY, ONTARIO

During fiscal 2005, the Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Golden Chalice Resources Inc., a public company related by common directors. During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the Company acquired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. The Property consists of 2 mineral claims (32 units).

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company acquired an option from Frederick J. Ross (as to 50%) and Garry Windsor (as to 50%) to earn a 100% interest in 6 mineral claims (comprising a total of 52 units) situated in the Chewett Township, Ontario.

BLACKSTOCK PROPERTY, ONTARIO AND OKE & FORD PROPERTY, ONTARIO

The Blackstock Property and the Oke & Ford Property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice") with regard to the Forge Lake Property, Ontario and the Otter Pond Property, Ontario.

BUSINESS DEVELOPMENTS SUBSEQUENT TO FISCAL 2006

On November 3, 2006, 112,500 options were granted, exercisable at $0.15 per share, expiring on November 3, 2011.

On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units, at $0.12 per unit, for gross proceeds of $1,675,800. On February 7, 2007, the Company closed a private placement consisting of 2,350,000 units (of which 1,565,000 are flow-through units and 785,000 are non-flow-through units), at $0.12 per unit, for gross proceeds of $282,000. Each of the units consists of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

On February 5, 2007, the Company entered into an option agreement with Ashley Gold Mines Limited and David R. Healey to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration for the property consists of $45,000, 200,000 shares and a work commitment of $75,000 all over a period of 2 years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on February 20, 2007. The Gogama Property is located in Moher Township, consists of 1 claim totaling 16 units for 640 acres and is accessed by an all weather gravel road off of highway
144. The claim covers a government documented occurrence of molybdenite located on the contact between a porphyritic granite and amphibolitized schist and gneiss. The molybdenum occurred in a quartz vein that has been exposed for 6 metres. No work has been recorded since the initial discovery by the government geologists in 1968. Amador plans to conduct prospecting and mapping in the spring on the Property.

On February 5, 2007, the Company entered into an option agreement with Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley (each as to 25%) to acquire a 100% interest in the Dale Gold Property, located in the Porcupine Mining Division, Ontario. Consideration for the property consists of $55,000 and 300,000 shares over a period of two years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on March 26, 2007. The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930's. Trenching and drilling during the mid 1990's discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones. The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

On March 1, 2007, the Company entered into an option agreement with CJP Exploration Inc. and Ashley Gold Mines Limited (each as to 50%) to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario. The Company's partners in this agreement include Klondike Gold Corp. ("Klondike Gold") (20%), Golden Chalice Resources Inc. ("Golden Chalice") (20%) and Hastings Management Corp. (40%). Klondike Gold and Golden Chalice are public companies related by common directors. Hastings Management is a private company owned as to 100% by Richard W. Hughes, the President and a director of the Company. Consideration for the property consists of $20,000 (20% paid by the Company and the balance by its partners) and 200,000 shares of Klondike Gold. The Company will reimburse Klondike Gold for the value of the shares up to 20%, based on the closing price of the shares as at the date of issuance. The agreement is subject to acceptance by the TSX Venture Exchange.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

BX PROPERTY

Up until July 2002, the Company was essentially dormant and reactivated itself by acquiring a joint venture interest in the BX Property from Goldrea. The Company made expenditures of $143,990 in the summer and fall of 2002 exploring (drilling etc.) this property, which resulted in the Company acquiring a 10% interest. In May 2003, the Company terminated its option agreement with Goldrea.

KENORA PROPERTY GROUP, ONTARIO

A. In October 2002, the Company entered into a letter of intent for the assignment of an option agreement, followed by formal option agreements in January 2003, as amended on August 10, 2004, to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). Consideration, as amended consisted of $35,000 to the assignor
(paid) and option payments made by the Company totaling $225,000 in February 2003, $250,000 in August 2003, $250,000 in August 2004 and $250,000 in August
2005. Finder's fees to a maximum of $300,000 was payable on the KPM Property, of which $103,282 had been incurred as at October 31, 2006.

B. During fiscal 2004, the Company acquired an option to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The Company made option payments totaling $33,000 (subsequent to fiscal 2004).

During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

MAGNUM PROPERTY

During fiscal 2005, the Company entered into an Assignment Agreement to acquire a 100% interest in the Magnum Property. The Company paid $50,000 and incurred $25,000 in exploration expenditures. During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Magnum Property.

HOLLOWAY PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 1 Property located in the Holloway and Frecheville Township, Ontario and on May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 2 Property located in the Holloway Township, Ontario.

Consideration for the Holloway 1 property, over a 4 1/2 period, is to pay $250,000 (as at October 31, 2006, $25,000 has been paid) and issue, over a 4-year period, 500,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued). On December 21, 2006, this agreement was terminated.

Consideration for the Holloway 2 property, over a 1-year period, is to pay $20,000 (paid) and issue 200,000 common shares of the Company (as at October 31, 2006, 100,000 shares were issued). On December 21, 2006, this agreement was terminated.

From the proceeds of private placements completed during fiscal 2006, the Company paid the cash option payments on the following properties:

------------------------- -------------------------- ---------------------------
         PROPERTY                   AMOUNT            FIRST/SECOND/THIRD PAYMENT
------------------------- -------------------------- ---------------------------
Glass Township                              $15,000  Third Payment
------------------------- -------------------------- ---------------------------
Todd Township                               $12,000  Third Payment
------------------------- -------------------------- ---------------------------
Maskootch                                   $15,000  Third Payment
------------------------- -------------------------- ---------------------------
Hunter Gold                                 $10,000  Second Payment
------------------------- -------------------------- ---------------------------
Silver Strike                               $10,000  Second Payment
------------------------- -------------------------- ---------------------------
Silverclaim                                 $15,000  Second Payment
------------------------- -------------------------- ---------------------------
Capitol Silver                               $5,000  Second Payment
------------------------- -------------------------- ---------------------------
Thompson                                     $5,000  Second Payment
------------------------- -------------------------- ---------------------------
Kell Mine                                    $5,000  Second Payment
------------------------- -------------------------- ---------------------------
Hudson Bay                                   $5,000  Second Payment
------------------------- -------------------------- ---------------------------
Banting Chambers                             $7,500  Second Payment
------------------------- -------------------------- ---------------------------
Tetagouche                                  $10,000  Second Payment
------------------------- -------------------------- ---------------------------
Mennin Lake                                 $25,000  Second Payment
------------------------- -------------------------- ---------------------------
Willet                                       $5,000  Second Payment
------------------------- -------------------------- ---------------------------
Bompas-Strathy                              $10,000  First Payment
------------------------- -------------------------- ---------------------------
Anderson Lake                               $12,000  First Payment
------------------------- -------------------------- ---------------------------
Horwood Gold                                $15,000  First Payment
------------------------- -------------------------- ---------------------------
Horwood Gold 2                               $6,000  First Payment
------------------------- -------------------------- ---------------------------
Labbe                                        $5,000  First Payment
------------------------- -------------------------- ---------------------------
Ross Windsor                                 $5,000  First Payment
------------------------- -------------------------- ---------------------------
East Breccia                                $12,000  First Payment
------------------------- -------------------------- ---------------------------
Gould Copper                                $12,000  First Payment
------------------------- -------------------------- ---------------------------
Patent Gold                                 $15,000  First Payment
------------------------- -------------------------- ---------------------------
Keith-Sewell                                $21,000  First Payment
------------------------- -------------------------- ---------------------------
Morin                                       $10,000  First Payment
------------------------- -------------------------- ---------------------------
Holloway 1 (1)                              $25,000  First Payment
------------------------- -------------------------- ---------------------------
Holloway 2 (1)                              $20,000  First Payment
------------------------- -------------------------- ---------------------------
Loveland 1                                  $25,000  First Payment
------------------------- -------------------------- ---------------------------
Loveland 2                                  $25,000  First Payment
------------------------- -------------------------- ---------------------------
Sharpe & Savard                             $10,000  First Payment
------------------------- -------------------------- ---------------------------
Otter Pond                                  $27,495  First Payment
------------------------- -------------------------- ---------------------------
Forge Lake                                  $34,000  First Payment
------------------------- -------------------------- ---------------------------
Chapleau                                     $8,385  Only Payment
------------------------- -------------------------- ---------------------------
Chewett                                     $15,000  Only Payment
------------------------- -------------------------- ---------------------------
Total                                      $457,380
------------------------- -------------------------- ---------------------------

NOTE:
         (1) During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Holloway Property Group.

In addition, the Company paid staking costs of $458,619 for several properties during fiscal 2006, the largest amount being paid for the Chapleau Property, Ontario ($159,406) and the Oke & Ford Properties, Ontario ($134,300).

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

C.       ORGANIZATIONAL STRUCTURE

Not Applicable

D.       PROPERTY, PLANTS AND EQUIPMENT

The Company does not own most of its equipment used to conduct its business. The Company's infrastructure is largely provided under management agreements.

The Company's corporate offices are located in Vancouver, British Columbia, Canada.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and the current President and Chief Executive Officer of the Company, was paid $395,760 for the year ended October 31, 2006, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC entered into an Administrative Services Agreement on June 1, 2005 (as amended on January 1, 2006)) whereby HMC received $20,000 per month until December 31, 2005. As amended, HMC receives a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

The Company's material assets are the exploration properties located in Ontario, New Brunswick and British Columbia, described below. During fiscal 2006, the Company was granted options on certain mineral properties, described below.

KENORA PROPERTY GROUP, ONTARIO

A.       KPM PROPERTY

During fiscal 2003, the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004 (paid), and 2005
(paid), $500,000 on each of August 27, 2006, 2007, 2008, and 2009. Finder's fees to a maximum of $300,000 was payable on the KPM Property, of which $103,282 had been incurred as at October 31, 2006.

B.       GLASS TOWNSHIP PROPERTY

During fiscal 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. Consideration is, over a 4-year period, to pay $93,000 (as at October 31, 2006, $33,000 has been paid) and issue 100,000 shares of the Company (as at October 31, 2006, 75,000 shares have been issued). In addition, the property is subject to a 1.25% net smelter royalty ("NSR") with the Company given the right to purchase 0.5% of the NSR for $500,000.

During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 (as at October 31, 2006, $21,000 has been paid) and issue 100,000 common shares of the Company (as at October 31, 2006, 75,000 shares have been issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

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

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochem prior to trenching or drilling.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. Consideration is, over a 4-year period, to pay $88,000 (as at October 31, 2006, $28,000 has been paid) and issue 100,000 shares of the Company (as at October 31, 2006, 75,000 shares have been issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid will be extended over the lake in the winter. Prospecting and geochem sampling are planned in the spring prior to trenching or drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at October 31, 2006, $20,000 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued) and incur an aggregate of $80,000 in exploration expenses (as at October 31, 2006, $28,529 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey. The next step will be to complete a soil geochemical survey over the grid followed by trenching or drilling.

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silverclaim Property located in the Mickle Township, northern Ontario. Consideration is, over a 4-year period, to pay $150,000 (as at October 31, 2006, $30,000 has been paid), issue 200,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued) and incur an aggregate of $200,000 in exploration expenses (as at October 31, 2006, $56,438 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An intial grid with Induced Polarization (IP) survey has been completed. The grid and geophysics will be expanded to cover the Cotley zone prior to drilling to test for silver and/or copper mineralization.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at October 31, 2006, $10,000 has been paid), issue 350,000 common shares (as at October 31, 2006, 100,000 shares have been issued) and incur an aggregate of $60,000 in exploration expenses (as at October 31, 2006, $3,893 has been expended). There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

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

DONOVAN BASIN GROUP, ONTARIO

During the spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 (as at October 31, 2006, $10,000 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued) and incur $60,000 in exploration expenses (as at October 31, 2006, $12,168 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Thompson Property is easily accessed by vehicle.

The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

B.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario (the "Kell Property"). Consideration is, over a 4-year period, to pay $30,000 (as at October 31, 2006, $10,000 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued) and incur $60,000 in exploration expenses (as at October 31, 2006, $10,455 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

Magnetometer and VLF-EM surveys have been completed over the property. A VLF-EM anomaly occurs adjacent to the known mineralized zones. A second larger anomaly is over 500 metres north and parallel to the first anomaly. Both anomalies occur in overburden or swamp. The Kell Property is easily accessed by vehicle.

Magnetometer and VLF-EM surveys have been completed over the property. A VLF-EM anomaly occurs adjacent to the known mineralized zones. A second larger anomaly is over 500 metres north and parallel to the first anomaly. Both anomalies occur in overburden or swamp. The Company plans to complete an MMI soil survey over anomalous zones prior to drilling for slver, cobalt and nickel.

C.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at October 31, 2006, $10,000 has been paid), issue 300,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued) and incur $60,000 in exploration expenses (as at October 31, 2006, $16,871 has been expended). The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company at a deemed price of $0.085 per share (issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

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

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has identified the known mineralized zone associated with the Ajax mine and new potential mineralized targets at depth that have not been tested. The Company has also established a grid over part of the property and completed an Induced Polarisation (IP) geophysical survey to identify disseminated nickel and PGM mineralization that would not be seen by the VTEM survey. Results of this work are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company acquired an option from Kirnova Corp. and Todd Keast to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (as at October 31, 2006, $12,500 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued) over two years and incur $110,000 in exploration expenditures (as at October 31, 2006, $18,661 has been expended) over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

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

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochem prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

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

D.       BOMPAS-STRATHY PROPERTIES, ONTARIO

On December 9, 2005, the Company acquired an option from Pat Gryba to earn a 100% interest in 2 mineral claims (comprising a total of 17 units) situated in the Bompas and Strathy Townships, Ontario. Consideration is $10,000 (paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

The Strathy Property is being assessed for nickel-copper-PGM mineralization potential as part of the Ajax work program. The Bompas property will be explored for Molly mineralization.

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. of Kirkland Lake, Ontario to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000 (paid) and issue 300,000 common shares (issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($14,481 paid). A 2% royalty is payable on the property, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on May 10, 2005. During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to this property.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is over a 3-year period, to pay $40,000 (as at October 31, 2006, $20,000 has been paid) and issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued). The property is subject to a 2% NSR with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

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

Seven diamond drill holes were completed during 2006. Drill results indicate the presence of an argentiferous, brecciated, silicified zone over 200 metres in length and containing significant concentrations of precious metals over narrow to significant widths. The 2006 drill results were significantly lower than those of 2005 although the zone looks visually similar. Samples from the current drilling as well as from the 2005 drilling will be re-analyzed and submitted for polished thin section examination in order to determine whether or not there is a significant difference in mineralogy with increased depth. This work will be used to assess potential for an increase in silver grade along strike or at depth.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick (as to 60%) and George Lucuik (as to 40%) to earn a 100% interest in the Mennin Lake Property, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at October 31, 2006, $37,000 has been paid), issue 300,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at October 31, 2006, $25,169 has been expended). The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

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

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization. The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. Magnetometer and VLF-EM surveys have identified numerous geophysical targets that could be associated with structures controlling molybdenum and/or gold mineralization on the property. Soil geochemical samples have been taken and sent for analyses, results are pending. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and/or to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option Filo Exploration Services Limited and David V. Jones (each as to 50%) to purchase a 100% interest in the Fripp Property, Ontario. Consideration is, over a 4-year period, to pay $5,000
(paid), issue 100,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur $20,000 in exploration expenditures by December 31, 2005 (paid). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. The Company plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. A VTEM airborne survey has been flown over the property to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling in 2007.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired from Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. (each as to 50%) an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration is, over a 3-year period, to pay $45,000 (as at October 31, 2006, $10,000 has been paid), issue 250,000 common shares of the Company (as at October 31, 2006, (75,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at October 31, 2006, $1,219 has been expended). There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Consideration is, over a 4-year period, to issue 400,000 common shares of the Company (as at October 31, 2006, 200,000 shares have been issued) and incur an aggregate of $1,000,000 in exploration expenditures (as at October 31, 2006, $59,517 has been expended). If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. Three previously known occurrences of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

A soil sampling survey was conducted late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

During the 2006 season geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown and 3.0 square kilometers of soil grid was established to follow up on anomalies identified in 2005. A total of 685 soil samples were taken from the extended grid.

Results of the 2006 season are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies with areas of shearing, silicification, sericitization and sulfide mineralization typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

Values in soils range from background to a maximum of 1554 ppb (parts per billion) for gold, 2.2 ppm (parts per million) for silver, 604 ppm for copper, 216 ppm for lead and 4382 ppm for zinc. A summary of the 5 distinct soil anomalies are:

         1. The northwest end of the grid a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold.

         2. The original powerline showing forms an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

         3. A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are . 162 ppm and arsenic varies from 14 to > 80 ppm.

         4. Sitting to the southeast of anomaly 2 this northeast trending anomaly consists of coincident copper, zinc, lead silver and gold along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sits along the edge of a northeast trending magnetic high. This anomaly overlies and extends the potential of the mineral occurrence called the Debbie.

         5. Located in the southeast corner of the grid coverage this anomaly is a strong north south trending silver dominant anomaly 450 meters by 125 meters and open at both ends. Silver is > 0.5 ppm over the entire length with the northern 200 meters being greater than 0.9 ppm. Coincident lead, zinc and copper anomalies occur with the silver. The geochemical anomaly sits on the flank of a magnetic high.

Besides the magnetic and EM anomalies mentioned above there are 4 EM anomalies outside of the grid coverage. The largest is 350 by 90 meters and has the min file occurrence called the Hungary Man at its southern edge. The remainder of the anomalies are circular and from 100 to 125 meters across. The airborne survey also revealed the min file occurrence known as the Root corresponds with a north trending magnetic high within sediments of the Ymir Group indicating possible extensions to the historic occurrence.

An extensive program of trenching and drilling along with soil sampling to close off open anomalies and geologic mapping are all planned for 2007.

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

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% undivided interest in the Willet Property, located in Willet Township, Ontario. Consideration is, over a 3-year period, to pay $30,000 (as at October 31, 2006, $5,000 has been paid), issue 200,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at October 31, 2006, $1,220 has been expended). There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer and fall of 2007.

HORWOOD GROUP, ONTARIO

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

Trenching has discovered a new unexplored gold zone. Compilation of the gold analyses is underway. Next steps include detailed gridding and geophysics to assess the potential strike and width extent of the mineralized zone prior to further trenching and drilling.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor (each as to 20%) to earn a 100% undivided interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 (as at October 31, 2006, $15,000 has been paid) and issue 200,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006,  the  Company  acquired an option  from  Frederick  J. Ross,
Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme (each as to 20%) to earn a 100% undivided interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 (as at October 31, 2006, $5,000 has been paid)) and issue 200,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option from Frederick J. Ross (as to 60%) and Garry Frederick Windsor (as to 40%) to earn a 100% undivided interest in the Ross Windsor Property. Consideration is, over a 3-year period, to pay $35,000 (as at October 31, 2006, $5,000 has been paid), issue 175,000 common shares of the Company (as at October 31, 2006, 25,000 shares have been issued) and incur an aggregate of $20,000 in exploration expenditures (as at October 31, 2006, $636 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option from Ken Fenwick (as to 43%), George Lucuik (as to 42%) and Daniel Shelly (as to 15%) to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at October 31, 2006, $12,000 has been paid), issue 300,000 common shares (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at October 31, 2006, $3,370 has been expended). There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

Trenching has discovered a new unexplored gold zone. Compilation of the gold analyses is underway. Next steps include detailed gridding and geophysics to assess the potential strike and width extent of the mineralized zone prior to further trenching and drilling.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from 733526 Ontario Inc. and Jim Ralph (each as to 50%) to earn a 100% undivided interest in the Gould Copper Mine Property located in the Sault St. Marie Mining Division, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at October 31, 2006, $12,000 has been paid), issue 140,000 common shares of the Company (as at October 31, 2006, 25,000 shares have been issued) and incur an aggregate of $100,000 in exploration expenditures (as at October 31, 2006, $4,118 has been expended). There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

Compilation of existing data is underway. This information will be used to identify extensions of existing copper zones and new potential zones for testing by drilling or trenching.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option from Frederick J. Ross (as to 50%), Garry Windsor as to 25%) and Bruce Durham (as to 25%) to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration is, over a 3-year period, to pay $70,000 (as at October 31, 2006, $15,000 has been paid), issue 250,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $130,000 in exploration expenditures (as at October 31, 2006, $838 has been expended). There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The patent property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area in 2007.

HOLLOWAY PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 1 Property located in the Holloway and Frecheville Township, Ontario and on May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 2 Property located in the Holloway Township, Ontario.

Consideration for the HOLLOWAY 1 property, over a 4 1/2 period, is to pay $250,000 (as at October 31, 2006, $25,000 has been paid) and issue, over a 4-year period, 500,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued).

On December 21, 2006, this agreement was terminated.

Consideration for the HOLLOWAY 2 property, over a 1-year period, is to pay $20,000 (paid) and issue 200,000 common shares of the Company (as at October 31, 2006, 100,000 shares were issued). On December 21, 2006, this agreement was terminated.

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option from Larry Gervais (as to 75%), Bruce Pigeon (as to 12.5%) and Lance Eden (as to 12.5%) to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario. On May 18, 2006, the Company acquired an option from Larry Gervais (as to 98.9%) and Johnny Gull (as to 1.1%) to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

Consideration, for each of the Loveland properties, over a 5-year period, is to pay $300,000 (as at October 31, 2006, $25,000 has been paid on each property), issue 600,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued for each property) and incur an aggregate of $150,000 in exploration expenditures (as at October 31, 2006, $2,568 has been expended on the Loveland 1 property). For each of the Loveland properties, there is a 3% net smelter return of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The agreements were accepted for filing by the Exchange on July 19, 2006.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

The Company's consulting geophysicist is assessing the Megatem data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On April 10, 2006 the Company acquired from Frederick J. Ross (as to 66 2/3%) and Garry Windsor (as to 33 1/3%) an option to earn a 100% interest in the Keith-Sewell Property located in the Keith and Sewell Townships, Ontario.

On May 28, 2006 the Company acquired from Denis Morin and Roger Denomme (each as to 50%) an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.

The Keith-Sewell Property consists of two properties - the Keith Property and the Sewell Property. Consideration is, for the Keith Property, over a 2-year period, to pay $90,000 (as at October 31, $21,000 has been paid), issue 270,000 common shares of the Company and incur an aggregate of $90,000 in exploration expenditures (as at October 31, 2006, $26,875 has been expended on the Keith property) and for the Sewell Property, over a 2-year period, issue 150,000 common shares of the Company. As at October 31, 2006, 110,000 shares have been issued for the Keith-Sewell properties. There is a 3% net smelter return on the Keith-Sewell properties of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3-year period, to pay $110,000 (as at October 31, 2006, $10,000 has been paid) and issue 220,000 common shares of the Company (as at October 31, 2006, 20,000 shares have been issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The agreements were accepted for filing by the Exchange on July 12, 2006.

The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous mag and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling in 2007. Gridding and geophysics may also be expanded to follow existing zones on strike.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the Company acquired an option from Ken Fenwick, Karl Bjorkman and Don Devereaux to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at October 31, 2006, $12,000 has been paid) issue 300,000 shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at October 31, 2006, $1,210 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. The Company plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company entered into an agreement (the "Agreement") with Frederick J. Ross (as to 50%) and Garry Windsor (as to 50%) (the "Vendors") to acquire an option to earn a 100% interest in 6 mineral claims (comprising a total of 52 units) situated in the Chewett Township, Ontario. Consideration is $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysics and geochem sampling will outline circular airborne magnetic anomalies for kimberlite potential prior to being considered for testing by drilling.

BLACKSTOCK PROPERTY, ONTARIO AND OKE & FORD PROPERTY, ONTARIO

The Blackstock Property and the Oke & Ford Property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - $58,500 payable over three years (as at October 31, 2006, $34,000 has been paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable.

         OTTER POND PROPERTY - $158,500 payable over four years (as at October 31, 2006, $27,495 has been paid), 75,000 shares of Golden Chalice to be reimbursed at fair market value of the Golden Chalice shares as at the time of issuance, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these costs.

CHAPLEAU PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) ("Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000 ($159,406 paid), plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture will be formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Chalice as the operator.

Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties. Sample results and assessment of this initial work are pending. Geophysical and geochemical work is on-going to evaluate all the targets on the large land package. Once the results are compiled, targets will be identified for trenching and drilling during 2007.

SAVARD & SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario (the "Option"). Consideration is, over a 3-year period, to pay $175,000 (as at October 31, 2006, $10,000 has been paid). There is a 2% NSR payable, half of which may be purchased by the Company for $500,000. The
Company may at any time prior to the first anniversary date of signing the agreement pay $50,000 to Pat Gryba in which case the Option shall be deemed to have been exercised and the Company will have acquired an undivided 100% interest in the Property.

This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds.

Field work to assess the kimberlite portenial of the magnetic anomalies on the property is planned for 2007.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario and the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing.

ITEM 4A. UNRESOLVED STAFF COMMENTS

         Not Applicable

 MAP OF ONTARIO INCLUDING THE GLASS, TODD, MASKOOTCH, KELL MINE, SILVER STRIKE,
  SILVERCLAIM, THOMPSON, AJAX, STRATHY, BANTING CHAMBERS, MENNIN LAKE, FRIPP,
         HUNTER GOLD, CHAPLEAU, WILLET, SAVARD SHARPE, BOMPASS-STRATHY,
      HORWOOD GOLD, LABBE, ROSS WINDSOR, MORIN, KEITH-SEWELL, EAST BRECCIA, GOULD COPPER, PATENT GOLD, LOVELAND, ANDERSON LAKE, CHEWETT, BLACKSTOCK,
            OKE, FORD, FORGE LAKE, OTTER POND, GOGAMA, DALE GOLD AND
                       METEOR LAKE PROPERTIES IN ONTARIO

Graphic is included as Exhibit 15.1 to this Form 20-F

             MAP OF NEW BRUNSWICK INCLUDING THE TETAGOUCHE PROPERTY

Graphic is included as Exhibit 15.2 to this Form 20-F

           MAP OF BRITISH COLUMBIA INCLUDING THE CONNOR CREEK PROPERTY

Graphic is included as Exhibit 15.3 to this Form 20-F

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and changes in financial condition and results of operations of the Company for the year ended October
31, 2006, the year ended October 31, 2005 and the year ended October 31, 2004 should be read in conjunction with our financial statements and related notes included therein. The Company's financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to Canadian GAAP. In addition, shareholders' equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred. Note 11 of the October 31, 2006 financial statements sets forth the material differences between Canadian and U.S. GAAP.

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

FISCAL YEAR ENDED OCTOBER 31, 2006 VS. FISCAL 2005

The Company had no revenue and realized a loss (consolidated) for the year of $(4,197,401) for the twelve-month period ended October 31, 2006 compared to $(339,777) in the twelve-months ended October 31, 2005. The main expenses were for management fees of $395,760 (2005 - $137,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,028 (2005 - $49,033) for legal and basic accounting, $36,000 (2005 -
$28,982) for regulatory fees, $19,029 (2005 - $8,587) for transfer agent fees and $30,103 (2005 - $17,370) for investor relations. Mineral properties abandoned and written off in the year amounted to $3,261,819.

Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. These exploration costs, net of mineral costs written off during the year, totalled $3,261,819 for fiscal 2006 as compared to $Nil for fiscal 2005. If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP. As a result, net loss under U.S. GAAP for fiscal 2006 would be $(2,753,817) (versus $(4,197,401) under Canadian GAAP), as compared to $(1,399,839) under U.S. GAAP for fiscal 2005 (versus $(339,777) under Canadian
GAAP). Net loss per share under U.S. GAAP for fiscal 2006 would be $(0.05) (versus $(0.08) under Canadian GAAP), as compared to $(0.06) under U.S. GAAP for fiscal 2005 (versus $(0.01) under Canadian GAAP).

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised gross proceeds of $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $362,582 and $1,075,238 was spent on exploration on the KPM Property.

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

FISCAL 2006

At the beginning of the fiscal year, the Company had cash of $189,341. It raised $2,843,875 through the issuance of share capital. During the year, it acquired fourteen new mineral properties. Acquisition costs amounted to $916,167 and $579,083 was spent on exploration. At the end of the fiscal year, working capital was $463,591. The Company's historical capital needs have been met by equity financing.

In fiscal 2006, the Company closed the following private placements:

o 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008. During the fiscal year, a total of 200,000 shares were issued on exercise of share purchase warrants from this private placement; and

o 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

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

EFFECTS OF U.S. GAAP

Under Canadian GAAP, exploration costs related to our mineral properties are capitalized and are written off if the properties are abandoned or sold or if management decides not to pursue the properties. The capitalized costs are shown as an asset "Mineral properties" on our balance sheet. Under U.S. GAAP, exploration costs related to our mineral properties are expensed as incurred, which decreases our deficit and total assets by a like amount. Cumulative capitalized exploration costs totalled $2,083,357 for fiscal 2006 as compared to $3,526,941 for fiscal 2005, which resulted in a total stockholders' equity under U.S. GAAP for fiscal 2006 of $467,736 (versus $2,551,093 under Canadian GAAP), as compared to fiscal 2005 total stockholders' equity of $153,867 under U.S. GAAP for the prior year period (versus stockholders' equity of $3,680,628 under Canadian GAAP), and resulted in total mineral property assets under U.S. GAAP for fiscal 2006 of $Nil (versus $3,680,628 under Canadian GAAP), as compared to fiscal 2005 total assets of $Nil under U.S. GAAP for the prior year (versus $3,526,941 under Canadian GAAP).

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table provides information about the payment schedule for the Company's known contractual obligations:

                                              OPTION PAYMENTS REQUIRED TO RETAIN PROPERTY INTERESTS
------------------ ---------------------------- --------------------------- --------------------------- ----------------------------
CONTRACTUAL                   TOTAL                  LESS THAN 1 YEAR               1-3 YEARS                    3-5 YEARS
OBLIGATIONS
------------------ ---------------------------- --------------------------- --------------------------- ----------------------------
PROPERTY NAME      PROPERTY      PROPERTY       PROPERTY      PROPERTY      PROPERTY     PROPERTY       PROPERTY      PROPERTY
                   PAYMENT       EXPENDITURE    PAYMENT       EXPENDITURE   PAYMENT      EXPENDITURE    PAYMENT       EXPENDITURE
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
KENORA PROPERTY
GROUP
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Glass Township          $60,000            N/A       $20,000           N/A      $40,000            N/A           N/A            N/A
================== ============= ============== ============= ============= ============ ============== ============= ==============

================== ============= ============== ============= ============= ============ ============== ============= ==============
RED LAKE PROPERTY
GROUP
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Todd Township           $48,000            N/A       $18,000           N/A      $30,000            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Maskootch Lake          $60,000            N/A       $20,000           N/A      $40,000            N/A           N/A            N/A
================== ============= ============== ============= ============= ============ ============== ============= ==============

================== ============= ============== ============= ============= ============ ============== ============= ==============
SILVER STRIKE
GROUP
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Silver Strike           $30,000        $51,471       $10,000       $11,471      $20,000        $40,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Silverclaim            $120,000       $143,562       $20,000       $23,562     $100,000       $120,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Kell Mine               $20,000        $49,545        $5,000       $19,545      $15,000        $30,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Thompson                $20,000        $47,832        $5,000       $17,832      $15,000        $30,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Capitol Silver          $25,000        $56,107       $10,000       $36,107      $15,000        $20,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Hudson Bay              $25,000        $43,129       $10,000       $23,129      $15,000        $20,000           N/A            N/A
Silver Mine                        (AGGREGATE)
================== ============= ============== ============= ============= ============ ============== ============= ==============

================== ============= ============== ============= ============= ============ ============== ============= ==============
AJAX GROUP
(SEE NOTE BELOW)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Banting Chambers        $10,000        $91,339       $10,000       $41,339          N/A        $50,000           N/A            N/A
                                   (AGGREGATE)
================== ============= ============== ============= ============= ============ ============== ============= ==============

================== ============= ============== ============= ============= ============ ============== ============= ==============
Tetagouche              $20,000            N/A       $10,000           N/A      $10,000            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Mennin Lake            $105,000       $134,831       $25,000       $34,831      $80,000       $100,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Connor Creek                N/A       $915,483           N/A      $165,483          N/A       $750,000           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Hunter Gold             $35,000        $73,781        $5,000       $48,781      $30,000        $25,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Willet                  $25,000        $78,780        $5,000       $48,780      $20,000        $30,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Horwood Gold            $35,000            N/A           N/A       $35,000          N/A            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Labbe                   $25,000            N/A       $25,000           N/A          N/A            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Ross Windsor            $30,000       $119,364        $5,000       $69,364      $25,000        $50,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Savard & Sharpe        $165,000            N/A       $15,000           N/A     $150,000            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
East Breccia           $130,000       $156,630       $25,000       $20,000     $105,000       $136,630           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Gould Copper            $38,000        $95,882       $10,000       $25,000      $28,000        $70,882           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Patent Gold             $55,000       $129,162       $15,000       $30,000      $40,000        $99,162           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Loveland 1             $275,000       $147,432       $75,000       $22,432     $100,000        $75,000      $100,000        $50,000
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Loveland 2             $275,000       $150,000       $75,000       $25,000     $100,000        $75,000      $100,000        $50,000
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Keith                   $69,000        $63,125       $30,000           N/A      $39,000        $63,125           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Morin                  $100,000            N/A       $20,000           N/A      $80,000            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Anderson Lake          $130,000       $158,790       $25,000       $18,790     $105,000       $140,000           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Forge Lake              $12,500            N/A        $8,000           N/A       $4,250            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Otter Pond              $47,000            N/A       $14,100           N/A      $32,900            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Gogama                  $35,000        $75,000       $15,000       $25,000      $20,000        $50,000           N/A            N/A
                                   (AGGREGATE)
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
Dale Gold               $40,000            N/A       $15,000           N/A      $25,000            N/A           N/A            N/A
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
TOTAL                $2,064,250     $2,781,245      $580,100      $706,446   $1,284,150     $1,974,799      $200,000       $100,000
------------------ ------------- -------------- ------------- ------------- ------------ -------------- ------------- --------------
GRAND TOTAL                $4,845,495                   $1,286,546                  $3,258,949                    $300,000
------------------ ---------------------------- --------------------------- --------------------------- ----------------------------

Notes:   a)       The other  properties in the Ajax Group (the Ajax Property and the Strathy Property) have been fully paid for;

         b)       The Company has no contractual obligations beyond five years.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RICHARD W. HUGHES (age 73) has been a Director of the Company since December 19, 2002. Mr. Hughes was appointed the President and Chief Executive Officer of the Company on May 11, 2005. Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies primarily in the mineral exploration industry. In addition, Mr. Hughes is currently involved with the following companies that are reporting companies in British Columbia and Alberta:

------------------------------------ ------------------------------------- --------------------------
NAME OF COMPANY                      POSITION                              TERM OF SERVICE
------------------------------------ ------------------------------------- --------------------------
Abitibi Mining Corp.                 President and Director                Jun/1983 to present
Golden Goliath Resources Ltd.        Director                              Jun/1998 to present
Kalahari Resources Inc.              Director                              Feb/1994 to present
Klondike Gold Corp.                  President and Director                Aug/1985 to present
Alamos Gold Corp.                    Director                              Mar/2000 to present
Radiant Resources Inc.               Director                              Aug/1997 to present
Neodym Technologies Inc.             Director                              Feb/1987 to present
Sedex Mining Corp.                   President and Director                Nov/1980 to present
                                     Director                              Oct/1988 to present
Golden Chalice Resources Inc.        President and Director                Feb/2004 to Nov/2004
                                     Chairman of the Board and Director    Nov/2004 to present
Chalice Diamond Corp.                Director                              July 2006 to present
Genco Resources Ltd.                 Director                              Nov 10/04 to present
Gryphon Gold Corporation             Director                              June 2003 to present
Klondike Silver Corp.                Director                              March 2005 to present
Kootenay Gold Inc.                   Director                              March 2005 to present
Fortune River Resources Corp.        Director                              July 2002 to present
Yale Resources Ltd.                  Director                              October 31/88 to present
------------------------------------ ------------------------------------- --------------------------

Mr. Hughes is widely recognized as one of the discoverers of the Hemlo gold mines in Ontario and was involved in the discovery of the Balmoral Mine in Quebec. He was also instrumental in discovering and launching the production of the Sleeping Giant Mine (owned jointly by Aurizon Mines and Cambior), as well as the Beaufor Mine, owned by Aurizon.

ALAN D. CAMPBELL (age 62) has been a Director and the Chief Financial Officer of the Company since May 11, 2005. Mr. Campbell is an independent business consultant and a director and officer of the following other mining and exploration companies:

------------------------------ -------------------- ----------------------------
NAME OF COMPANY                POSITION             TERM OF SERVICE
------------------------------ -------------------- ----------------------------
Abitibi Mining Corp.           Director             April 24, 2006 to present
Chalice Diamond Corp.          Director             July 31, 2006 to present
Kalahari Resources Inc.        Director             Feb. 15/94 to present
Golden Chalice Resources Inc.  Director             Feb. 2/04 to present
Klondike Silver Corp.          Director             July 2005 to present
Klondike Gold Corp.            Director             August 22, 2006 to present
Sedex Mining Corp.             Director             April 24, 2006 to present
------------------------------ -------------------- ----------------------------

LYNN W. EVOY (age 67) has been a Director of the Company since July 31, 2000. Mr. Evoy has been involved with many companies on various stock exchanges, serving as president, director and secretary since 1980. He is a pilot and was a Captain for Canadian Airlines, flying over 33 years until his retirement in 1999. Mr. Evoy was also a director of Golden Chalice Resources Inc. (from 1999 to February 2004).

JOHN KEATING (age 50) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005. From January 2000 to September 2004, Mr. Keating was the President of Black Bull Resources where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating worked for the federal government for 10 years as a Senior Commodity/Policy Analyst in the Department of Natural Resources. Prior to that, he served as Exploration Project Manager for Noranda Exploration Company Limited for 11 years working out of their Timmins, Vancouver, Kamloops and Yellowknife offices over that period. Since November 2004, Mr. Keating has been the President, Chief Executive Officer and a Director of Golden Chalice Resources Inc. Mr. Keating is also President and a Director of Chalice Diamond Corp. and a Director of Klondike Silver Corp.

JAMES M. MCDONALD, P.Geo. (age 46) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005 and has served as a director and/or officer of the following companies:

---------------------------------- --------------------- -----------------------
NAME OF COMPANY                    POSITION              TERM OF SERVICE
---------------------------------- --------------------- -----------------------
Genco Resources Ltd.               President & Director  2003 to present
Alamos Gold Inc.                   Director              June 16/83 to present
Kootenay Gold Inc.                 Director              March 7/05 to present
Golden Chalice Resources Inc.      Director              Feb. 2/04 to present
---------------------------------- --------------------- -----------------------

JOSEPH MONTGOMERY, PhD., P.Eng. (age 79), a consulting geologist, has been a Director of the Company since September 19, 2005. Mr. Montgomery is a director and officer of the following other mining and exploration companies:

---------------------------------- --------------------- -----------------------
NAME OF COMPANY                    POSITION              TERM OF SERVICE
---------------------------------- --------------------- -----------------------
Abitibi Mining Corp.               Director              June 16/83 to present
Klondike Gold Corp.                Director              August 15/85 to present
Golden Chalice Resources Inc.      Director              Feb. 2/04 to present
Sedex Mining Corp.                 Director              1997 to present
Bluerock Resources Ltd. (formerly  Director              August 9, 1989 to
Better Resources Limited)                                August 25, 2005
Daren Industries Ltd.              Director              June 1993 to present
---------------------------------- --------------------- -----------------------

BEVERLY J. BULLOCK (age 58) was re-appointed Corporate Secretary of the Company on September 24, 2003. Mrs. Bullock was a director and Corporate Secretary of the Company from 2000 until December 19, 2002. Mrs. Bullock is the sole shareholder of Vanwest Administrative Services Ltd. ("VAS"), a private company providing administrative consulting services to the securities industry since 1991. VAS was incorporated in British Columbia in August 1990. Prior to 1991, Mrs. Bullock was a legal assistant with a Vancouver securities law firm for 10 years. Mrs. Bullock was Corporate Secretary of Golden Chalice Resources Inc. (from 1999 to February 2004) and Corporate Secretary of National Challenge Systems Inc. (from 1995 to 2006).

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

The following table sets forth details of the compensation paid during the Company's fiscal year ended October 31, 2006 to directors and senior management:

                                                                                 LONG-TERM COMPENSATION
                                                                        -----------------------------------------
                                            ANNUAL COMPENSATION                    AWARDS              PAYOUTS
                                      --------------------------------- ----------------------------- -----------
                                                                          SECURITIES     RESTRICTED
                                                             OTHER           UNDER        SHARES OR                   ALL
                                                             ANNUAL        OPTIONS/      RESTRICTED                  OTHER
                                                            COMPEN-          SARS           SHARE        LTIP       COMPEN-
         NAME AND                      SALARY     BONUS      SATION       GRANTED (1)       UNITS      PAYOUTS       SATION
    PRINCIPAL POSITION        YEAR       ($)       ($)        ($)             (#)            ($)         ($)           ($)
---------------------------- -------- ---------- -------- ------------- ---------------- ------------ ----------- -------------
Richard W. Hughes            2006        Nil       Nil      $78,000      1,708,000/Nil       Nil         Nil          Nil
(PRESIDENT AND CHIEF
EXECUTIVE OFFICER)
---------------------------- -------- ---------- -------- ------------- ---------------- ------------ ----------- -------------
Alan Campbell                2006        Nil       Nil      $30,000       320,000/Nil        Nil         Nil          Nil
(CHIEF FINANCIAL OFFICER)
---------------------------- -------- ---------- -------- ------------- ---------------- ------------ ----------- -------------
Lynn W. Evoy                 2006        Nil       Nil      $12,000       350,000/Nil        Nil         Nil          Nil
(DIRECTOR)
---------------------------- -------- ---------- -------- ------------- ---------------- ------------ ----------- -------------
John Keating                 2006        Nil       Nil      $43,500       375,000/Nil        Nil         Nil          Nil
(VICE-PRESIDENT,
EXPLORATIONS)
---------------------------- -------- ---------- -------- ------------- ---------------- ------------ ----------- -------------
James M. McDonald            2006        Nil       Nil      $12,000       120,000/Nil        Nil         Nil          Nil
(VICE-PRESIDENT,
EXPLORATIONS)
---------------------------- -------- ---------- -------- ------------- ---------------- ------------ ----------- -------------

Notes:

(1)    Figures   represent   options  granted  during  a  particular  year.  See
       "Aggregate Option" table for the aggregate number of options outstanding at year end. SARs refers to Stock Appreciation Rights;

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $395,760 for the year ending October 31, 2006, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

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

E.       SHARE OWNERSHIP

At February 28, 2007 (the voting record date for the April 4, 2007 annual general meeting), directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over common shares of the Company as follows:

------------------------------- --------------------------------------------- --------------------- ------------------
             NAME                                 POSITION                           SHARES            % OF SHARES
                                                                                                       OUTSTANDING
------------------------------- --------------------------------------------- --------------------- ------------------
Richard W. Hughes               President, Chief Executive Officer &                 6,953,000 (1)          8.9%
                                Director
------------------------------- --------------------------------------------- --------------------- ------------------
Alan D. Campbell                Chief Financial Officer & Director                     450,000               .58%
------------------------------- --------------------------------------------- --------------------- ------------------
Lynn W. Evoy                    Director                                               299,000               .38%
------------------------------- --------------------------------------------- --------------------- ------------------
John Keating                    Vice-President, Exploration & Director                 100,000               .13%
------------------------------- --------------------------------------------- --------------------- ------------------
James M. McDonald               Vice-President, Exploration & Director                 230,000               .29%
------------------------------- --------------------------------------------- --------------------- ------------------
Joseph Montgomery               Director                                                   Nil                Nil
------------------------------- --------------------------------------------- --------------------- ------------------
Beverly J. Bullock              Corporate Secretary                                        Nil                Nil
------------------------------- --------------------------------------------- --------------------- ------------------

(1) Of these shares, a total of 2,430,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes; and

(2) Of these shares, a total of 230,000 shares are held by Jo-Ann Evoy, wife of Lynn W. Evoy.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

In order to attract and retain highly qualified personnel, the Company provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the "TSXV") and its Board of Directors. The Company has a stock option plan (the "Plan") that was approved by its shareholders at its last annual and special general meeting held on March 22, 2006. The 2007 Stock Option Plan is subject to approval at the shareholders' meeting scheduled for April 4, 2007. The Plan is administered by the Company's Board of Directors.

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

As at March 31, 2007, the following stock options were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
 NUMBER OF OPTIONS               EXERCISE PRICE                    EXPIRY DATE
--------------------------------------------------------------------------------
         255,000       $0.10                                     October 8, 2007
          85,000       $0.20 (re-priced from $0.23)(1)         December 18, 2007
         248,000       $0.20 (re-priced from $0.25)(1)             March 2, 2008
          50,000       $0.20 (re-priced from $0.30)(1)             June 16, 2008
         430,000       $0.20 (re-priced from $0.56)(1)           January 5, 2009
       1,510,000       $0.10                                       July 28, 2010
       1,331,000       $0.10                                   November 17, 2010
         635,000       $0.20                                    February 2, 2011
       1,440,000       $0.15                                        July 6, 2011
         112,500       $0.15                                    November 3, 2011
--------------------------------------------------------------------------------
       6,096,500
--------------------------------------------------------------------------------

(1) Effective September 16, 2005, the exercise price for these options was reduced to $0.20, subject to disinterested shareholder approval (where applicable).

No options have been exercised to date by the Company's current directors and officers.

At March 31, 2007, the following share purchase warrants, in connection with private placement financings, were outstanding:

                            SHARE PURCHASE WARRANTS:

--------------------------------------------------------------------------------
 NUMBER OF WARRANTS           EXERCISE PRICE               EXPIRY DATE
--------------------------------------------------------------------------------
          750,000                 $0.10                     June 3, 2007
       11,715,000                 $0.10                  October 7, 2007
        5,450,000                 $0.10                 January 17, 2008
       13,467,833                 $0.20                     May 17, 2008
       13,965,000                 $0.15                December 21, 2008
        2,350,000                 $0.15                 February 5, 2009
--------------------------------------------------------------------------------
       47,697,833
--------------------------------------------------------------------------------

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).

As of February 28, 2007 (the voting record date for the April 4, 2007 annual general meeting), the only persons or company holding RECORD OWNERSHIP of common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

----------------------- ------------------------------- ------------------------
         NAME                  NUMBER OF SHARES              PERCENTAGE
----------------------- ------------------------------- ------------------------
CDS & Co.                        54,142,574 (1)                 69.8%
Munday Home Sales Ltd.            7,390,000 (2)                  9.5%

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

As of February 28, 2007 (the voting record date for the April 4, 2007 annual general meeting), to the knowledge of the Company the only persons or company who BENEFICIALLY OWNED directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

------------------------ ------------------------------ ------------------------
       NAME                    NUMBER OF SHARES               PERCENTAGE
------------------------ ------------------------------ ------------------------
Maxwell Munday                    7,390,000 (1)                  9.5%
Richard W. Hughes                 6,953,000 (3)                  8.9%

     (1) These shares are held by Munday Home Sales Ltd. (as disclosed above), a private company owned as to 100% by Maxwell Munday;
     (2) Of these shares, a total of 1,850,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes, a director and officer of the Company.

The information as to shares beneficially owned, not being with the knowledge of the Company, has been furnished by the respective individuals. The Company's major shareholders do not have different voting rights. There are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

There were 77,540,728 (unaudited) common shares issued and outstanding at February 28, 2007. Based on the records of the Company's transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, to the best of the Company's knowledge, there were at February 28, 2007, of record, 154 Canadian shareholders, 4 U.S. shareholders and 1 international shareholder and 2 reserved accounts, representing 77,377,520, 159,204, 15,472 and 188,552 common shares respectively, being 99.5%, .2%%, .02%
and .24% respectively of the Company's common shares then outstanding.

B.       RELATED PARTY TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan for the period since the beginning of the Company's fiscal year ended October 31, 2006 and the date of this Annual Report, or any presently proposed transaction to which we were or are to be a party:

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

PRIVATE PLACEMENTS

In January 2006, the Company issued 2,500,000 flow-through units and 3,150,000 non-flow-through units for cash at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until January 17, 2008. Of the foregoing, Richard W. Hughes subscribed for 1,000,000 non-flow-through units and Hastings Management Corp. subscribed for 250,000 non-flow-through units.

In May 2006, the Company issued 11,911,833 flow-through units and 1,556,000 non-flow-through units for cash at $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.20 per share, until May 18, 2008. Of the foregoing, Alan Campbell subscribed for 200,000 flow-through units, Richard W. Hughes subscribed for 1,000,000 flow-through units, Hastings Management Corp. subscribed for 500,000 flow-through units and 100,000 non-flow-through units, Lynn W. Evoy subscribed for 50,000 flow-through units, John Keating subscribed for 54,000 flow-through units and James McDonald subscribed for 100,000 flow-through units.

MANAGEMENT AGREEMENTS

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $395,760 for the year ending October 31, 2006, pursuant to administrative  services  provided  to the  Company  including  supervising  and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

None of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended October 31, 2006.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS FILED AS PART OF THE FORM 20-F

The Company's audited financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting
Principles. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

This Annual Report contains the audited financial statements for the Company for the fiscal years ended October 31, 2006, October 31, 2005 reported on by Morgan & Company, Chartered Accountants and October 31, 2004 Staley, Okada & Partners, Chartered Accountants, as follows:

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

B.       SIGNIFICANT CHANGES

PRIVATE PLACEMENTS

On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at $0.12 per unit, for gross proceeds of $1,675,800. Each unit is comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.15 per share, until December 21, 2008. Cash finder's fees of $61,664 were paid. On February 8, 2007, the closed a private placement of 2,350,000 units (of which 1,600,000 are flow-through units and 750,000 are non-flow-through units) at $0.12 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at $0.15 per share on or before February 5, 2009. Cash finder's fees of $32,832 were paid. The proceeds from the private placements are being used by the Company for exploration on its properties and for working capital.

PROPERTY ACQUISITIONS

On February 5, 2007, the Company entered into an option agreement with Ashley Gold Mines Limited and James R. Healey (each as to 50%) to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration for the property consists of $45,000, 200,000 shares and a work commitment of $75,000 all over a period of 2 years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange on February 20, 2007.

On February 5, 2007, the Company entered into an option agreement with Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley (each as to 25%) to acquire a 100% interest in the Dale Gold Property, comprised of six claims (61 units) located approximately 95 kilometres southwest of Timmins, Ontario. Consideration for the property consists of $55,000 and 300,000 shares all over a period of 2 years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement is subject to acceptance by the TSX Venture Exchange.

On March 1, 2007, the Company entered into an option agreement with CJP Exploration Inc. and Ashley Gold Mines Limited (each as to 50%) to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario. The Company's partners in this agreement include Klondike Gold Corp. ("Klondike Gold") (20%), Golden Chalice Resources Inc. ("Golden Chalice") (20%) and Hastings Management Corp. (40%). Klondike Gold and Golden Chalice are public companies related by common directors. Hastings Management is a private company owned as to 100% by Richard W. Hughes, the President and a director of the Company. Consideration for the property consists of $20,000 (20% paid by the Company and the balance by its partners) and 200,000 shares of Klondike Gold. The Company will reimburse Klondike Gold for the value of the shares up to 20%, based on the closing price of the shares as at the date of issuance. The agreement is subject to acceptance by the TSX Venture Exchange.

ITEM 9.  THE OFFER AND LISTING

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

    ------------------------------ ------------------- -------------------
            CALENDAR YEAR                 HIGH                LOW
    ------------------------------ ------------------- -------------------
    2002                                 $0.25               $0.08
    ------------------------------ ------------------- -------------------
    2003                                 $0.55               $0.22
    ------------------------------ ------------------- -------------------
    2004                                 $0.63               $0.12
    ------------------------------ ------------------- -------------------
    2005                                 $0.15               $0.075
    ------------------------------ ------------------- -------------------
    2006                                 $0.295              $0.095
    ------------------------------ ------------------- -------------------
         FISCAL YEAR - 2005               HIGH                LOW
    ------------------------------ ------------------- -------------------
    1st Quarter                          $0.15               $0.085
    ------------------------------ ------------------- -------------------
    2nd Quarter                          $0.115              $0.08
    ------------------------------ ------------------- -------------------
    3rd Quarter                          $0.11               $0.075
    ------------------------------ ------------------- -------------------
    4th Quarter                          $0.15               $0.09
    ------------------------------ ------------------- -------------------
         FISCAL YEAR - 2006               HIGH                LOW
    ------------------------------ ------------------- -------------------
    1st Quarter                          $0.17               $0.085
    ------------------------------ ------------------- -------------------
    2nd Quarter                          $0.295              $0.13
    ------------------------------ ------------------- -------------------
    3rd Quarter                          $0.29               $0.12
    ------------------------------ ------------------- -------------------
    4th Quarter                          $0.19               $0.12
    ------------------------------ ------------------- -------------------

The following is a summary of trading, on a monthly basis, of the shares of the Company on the TSX Venture Exchange in Canada during the past six months:

-------------------- ------------------- ---------------- ----------------------
   MONTH AND YEAR       HIGH (CDN $)        LOW (CDN $)          VOLUME
-------------------- ------------------- ---------------- ----------------------
October 2006              $0.155             $0.12              1,396,300
-------------------- ------------------- ---------------- ----------------------
November 2006             $0.17              $0.125             2,535,000
-------------------- ------------------- ---------------- ----------------------
December 2006             $0.145             $0.11              4,024,769
-------------------- ------------------- ---------------- ----------------------
January 2007              $0.16              $0.13              2,574,278
-------------------- ------------------- ---------------- ----------------------
February 2008             $0.155             $0.13              1,470,500
-------------------- ------------------- ---------------- ----------------------
March 2007                $0.15              $0.11              2,349,962
-------------------- ------------------- ---------------- ----------------------

The closing price of the Company's common shares on March 30, 2007 was $0.115. The Company has no established trading market in the United States.

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

ITEM 10. ADDITIONAL INFORMATION

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

C.       MATERIAL CONTRACTS

The following are summaries of all material contracts entered into by the Company for the past two years:

         a) Subscription Agreements dated March 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,000,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the purchasers to purchase one additional common share of the Company at a price of $0.10 per share on or before March 23, 2007;

         b) Subscription Agreement dated April 13, 2005 between the Company and Hastings Management Corp. whereby HMC has agreed to purchase a total of 750,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling HMC to purchase one additional common share of the Company at a price of $0.10 within two years of closing;

         c) Assignment Agreement dated March 24, 2005 between the Company and Vault Minerals Inc. whereby the Company acquired a 100% interest in the Magnum Property in Urban Township, Quebec;

         d) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario;

         e) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited whereby the Company was granted an option to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario;

         f) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario;

         g)       Mining  Option  Agreement  dated  March 28,  2005  between the
                  Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Silver Claim Property located in the Mickle Township, Ontario;

         h) Mining Option Agreement dated May 6, 2005 between the Company and Merton Stewart whereby the Company was granted an option to earn a 100% interest in the Tetagouche Property, New Brunswick;

         i) Administrative Services Agreement dated June 1, 2005 between the Company and Hastings Management Corp.;

         j) Purchase and Sale Agreement dated June 13, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario;

         k) Mining Option Agreement dated June 21, 2005 between the Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Capitol Silver Property located approximately 4 km northeast of Gowganda, Ontario;

         l) Mining Option Agreement dated June 21, 2005 between the Company and Aurora-Larder Mining Corporation Limited whereby the Company was granted an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario;

         m) Letter agreement dated July 19, 2005 between the Company and Pat Gryba whereby the Company agreed to acquire a 100% interest in three mineral claims located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario;

         n) Mining Option Agreement dated July 21, 2005 between the Company and Kirnova Corp. (as to 75%) and Todd Keast (as to 25%) whereby the Company was granted an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario;

         o) Mining Option Agreement dated July 28, 2005 between the Company and Ken Fenwick (as to 60%) and George Lucuik (as to 40%) whereby the Company was granted an option to earn a 100% interest in the Mennin Lake Property, Ontario;

         p) Stock Option Agreements dated July 28, 2005 between the Company and officers, directors, consultants or management company employees. Pursuant to these agreements, the optionees were granted options to purchase in the aggregate 1,510,000 common shares of the Company, exercisable on or before July 28, 2010 at a price of $0.10 per share;

         q) Flow-Through Subscription Agreements dated August 3, 2005 between the Company and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 3,965,000 flow-through units at $0.10 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Company at a price of $0.10 per share on or before October 7, 2007;

         r) Mining Option Agreement dated August 22, 2005 between the Company and Filo Exploration Services Limited and David V. Jones (each as to 50%) whereby the Company was granted an option to each a 100% undivided interest in the Fripp Property, Ontario;

         s) Mining Option Agreement dated September 19, 2005 between the Company and 733526 Ontario Inc. and Jim Ralph (each as to 50%) whereby the Company was granted an option to each a 100% undivided interest in the Gould Copper Mine Property located in the Sault St. Marie Mining Division, Ontario;

         t) Mining Option Agreement dated September 19, 2005 between the Company and Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. (each as to 50%) whereby the Company was granted an option to each a 100% undivided interest in the Hunter Gold Property located in the Catharine Township, Ontario;

         u) Mining Option Agreement dated September 20, 2005 between the Company and Kootenay Gold Inc. whereby the Company was granted an option to each a 50% undivided interest in the Connor Creek Property located in the Nelson Mining Division, British Columbia;

         v) Mining Option Agreement dated October 12, 2005 between the Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to each a 100% undivided interest in the Willet Property located in the Willet Township, Ontario;

         w) Subscription Agreements dated December 2005 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008;

         x) Mining Option Agreement dated December 8, 2005 between the Company and Pat Gryba whereby the Company was granted an option to each a 100% undivided interest in the Savard &
                  Sharpe Property, located in the Savard & Sharpe Township, Ontario;

         y) Mining Option Agreement dated December 9, 2005 between the Company and Pat Gryba whereby the Company was granted an option to earn a 100% undivided interest in 2 mineral claims situated in the Bompas and Strathy Townships, Ontario;

         z) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross, Christina McManus, Jennah
                  Durham,  Denis  Laforest  and Garry  Windsor  (each as to 20%)
                  whereby the Company was granted an option to earn a 100% undivided interest in the Horwood Gold Property, Ontario;

         aa) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme (each as to 20%) whereby the Company was granted an option to earn a 100% undivided interest in the Labbe Property, Ontario;

         bb) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross (as to 60%) and Garry Frederick Windsor (as to 40%) whereby the Company was granted an option to earn a 100% undivided interest in the Ross Windsor Property, Ontario;

         cc) Stock Option Agreements dated February 2, 2006 between the Company and officers, directors, consultants or management company employees. Pursuant to these agreements, the optionees were granted options to purchase in the aggregate 635,000 common shares of the Company, exercisable on or before February 2, 2011 at a price of $0.20 per share;

         dd) Mining Option Agreement dated March 1, 2006 between the Company and Ken Fenwick (as to 43%), George Lucuik (as to 42%) and Daniel Shelly (as to 15%) to earn a 100% undivided interest in the East Breccia Property, Ontario;

         ee)      Subscription  Agreements  dated April 2006 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

         ff) Mining Option Agreement dated May 2, 2006 between the Company and Frederick J. Ross (as to 50%), Garry Windsor (as to 25%) and Bruce Durham (as to 25%) whereby the Company was granted an option to each a 100% undivided interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario;

         gg) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais (as to 75%), Bruce Pigeon (as to 12.5%) and Lance Eden (as to 12.5%) whereby the Company was granted an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario;

         hh) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais (as to 98.9%) and Johnny Gull (as to 1.1%) whereby the Company was granted an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario;

         ii) Mining Option Agreement dated May 28, 2006 between the Company and Frederick J. Ross (as to 66 2/3%) and Garry Windsor (as to 33 1/3%) whereby the Company was granted an option to earn a 100% interest in the Keith & Sewell Properties located in the Keith and Sewell Townships, Ontario;

         jj) Mining Option Agreement dated May 28, 2006 between the Company and Denis Morin and Roger Denomme (each as to 50%) whereby the Company was granted an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario;

         kk) Mining Option Agreement dated June 23, 2006 between the Company and Ken Fenwick (as to 75%), Karl Bjorkman (as to 15%) and Don Devereaux (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Anderson Lake Property, Ontario;

         ll) Letter Agreement dated June 28, 2006 between the Company and Frederick J. Ross (as to 50%) and Garry Windsor (as to 50%) whereby the Company purchased a 100% interest in the Chewett Property, Ontario;

         mm) Mining Option Agreement dated February 5, 2007 between the Company and Ashley Gold Mines Limited and David R. Healey whereby the Company was granted an option to earn a 100% interest in the Gogama Moly Property, Ontario;

         oo) Mining Option Agreement dated February 5, 2007 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley (each as to 25%) whereby the Company was granted an option to earn a 100% interest in the Dale Gold Property, Ontario; and

         pp) Mining Option Agreement dated March 1, 2007 between the Company and CJP Exploration and Ashley Gold Mines Limited (each as to 50%) whereby the Company was granted an option to earn a 20% interest in the Meteor Lake Property, Ontario.

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

I.       SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Richard W. Hughes, the Company's President and Chief Executive Officer and Alan D. Campbell, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of October 31, 2006. Based upon that evaluation, Messrs. Hughes and Campbell concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company's internal control over financial reporting that occurred during the fiscal year ended October 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.

Not Applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that the Company has at least one audit committee financial expert, Alan D. Campbell, the Company's Chief Financial Officer, who serves on the Company's audit committee. Mr.
Campbell is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

ITEM 16B. CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal year ended October 31, 2006, the Company's principal accountant billed $37,000 for the audit of the Company's annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2006. For the fiscal year ended October 31, 2005, the Company's principal accountant billed $28,450 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2005.

AUDIT-RELATED FEES

For the fiscal year ended October 31, 2006, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees". For the fiscal year ended October 31, 2005, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended October 31, 2006 and 2005, the Company's principal accountant billed $Nil and $Nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended October 31, 2006 and 2005, the Company's principal accountant billed $6,800 and $Nil, respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended October 31, 2006, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The audited financial statements of the Company and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the audited financial statements listed below. Canadian investors should refer to the audited financial statements of the Company at October 31, 2006 as filed with the Canadian Securities Regulators.

The Company's audited financial statements for the fiscal years ended October 31, 2006, 2005 and 2004 are attached hereto immediately following the text of this Annual Report. They include:

         o        Auditor's Report (Predecessor Auditor) dated January 5, 2005
         o Auditor's Report (Report of independent registered public accounting firm) dated February 20, 2007
         o        Balance Sheets
         o        Statements of Operations and Deficit
         o        Statements of Cash Flows
         o        Notes to the Financial Statements
         o        Schedules of Mineral Property Expenditures

The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 11. All figures are expressed in Canadian dollars.

ITEM 18. FINANCIAL STATEMENTS

See Item 17 - Financial Statements.

ITEM 19. EXHIBITS

The documents listed in the Exhibit Index at the end of this annual report have been filed as exhibits to this annual report. The list of documents in the
Exhibit Index is incorporated in this item by reference.

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date:    April 20, 2007                  Amador Gold Corp.

                                         /s/ Richard W. Hughes
                                         --------------------------------
                                         Richard W. Hughes, President and
                                         Chief Executive Officer

                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)


                            OCTOBER 31, 2006 AND 2005

                                AUDITORS' REPORT


To the Shareholders of
AMADOR GOLD CORP.

We have audited the consolidated balance sheets of Amador Gold Corp. as at October 31, 2006 and 2005, and the consolidated statements of operations and deficit, and cash flows for each of the years in the two-year period ended October 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2006 in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit, and cash flows for the year ended October 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 5, 2005.


Vancouver, Canada                        /s/ Morgan & Company
                                         ---------------------------
February 20, 2007                        Chartered Accountants

    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated February 20, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the consolidated financial statements.


Vancouver, Canada                        /s/ Morgan & Company
                                         ---------------------------
February 20, 2007                        Chartered Accountants

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

                                                 /S/ STALEY, OKADA & PARTNERS
                                                 -------------------------------
Vancouver, B.C.                                  STALEY, OKADA & PARTNERS
January 5, 2005                                  CHARTERED ACCOUNTANTS


CONSENT OF INDEPENDENT CHARTERED ACCOUNTANT

We have reviewed the Form 20-F filed by Amador Gold Corp. (the "Company") with the Securities and Exchange Commission. We consent to the use of our audit report dated January 5, 2005, included therein and to the reference to our firm in this registration statement on Form 20-F.


/S/ STALEY, OKADA & PARTNERS
----------------------------
STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, BC
April 3, 2007

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                                             2006           2005
--------------------------------------------------------------------------------


ASSETS

CURRENT
    Cash and cash equivalents ..................   $    540,099    $    189,341
    Goods and services tax recoverable .........         30,055          16,038
    Prepaid expenses ...........................          2,318             483
                                                   ------------    ------------

                                                        572,472         205,862

MINERAL PROPERTIES (note 3) ....................      2,083,357       3,526,941

EXPLORATION ADVANCES (note 4) ..................          3,385            --

EQUIPMENT ......................................            760           1,086
                                                   ------------    ------------

                                                   $  2,659,974    $  3,733,889
                                                   ============    ============

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...   $     62,204    $     48,981
    Due to related parties (note 5) ............         46,677           4,280
                                                   ------------    ------------

                                                        108,881          53,261
                                                   ------------    ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 6) .........................     10,480,845       7,866,229

CONTRIBUTED SURPLUS (note 6) ...................        539,250         253,000

SHARE SUBSCRIPTIONS RECEIVABLE .................           --          (167,000)

DEFICIT ........................................     (8,469,002)     (4,271,601)
                                                   ------------    ------------

                                                      2,551,093       3,680,628
                                                   ------------    ------------

                                                   $  2,659,974    $  3,733,889
                                                   ============    ============

Going concern (note 1)
Commitments (note 7)

APPROVED BY THE DIRECTORS:


/S/ ALAN D. CAMPBELL       Director      /S/ LYNN W. EVOY             Director
--------------------------               ----------------------------


                           - See Accompanying Notes -

------------------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                   2006             2005            2004
------------------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
    Bank charges ..........................   $        761    $      1,608    $        832
    Consulting fees .......................        290,461         107,551          46,519
    Amortization ..........................            326             466             274
    Interest on debt ......................           --              --            49,779
    Investor relations and promotion ......         30,103          17,370         132,154
    Legal and accounting ..................         79,028          49,033          79,570
    Management fees .......................        395,760         137,000          27,000
    Office administration and miscellaneous         12,790          11,799          15,108
    Part XII.6 tax ........................          9,056            --             3,800
    Regulatory fees .......................         36,000          28,982          34,808
    Transfer agent fees ...................         19,029           8,587          10,116
    Stock based compensation ..............        286,000          79,000         144,000
    Less: interest earned .................            (43)           (619)         (4,960)
                                              ------------    ------------    ------------

                                                 1,159,271         440,777         539,000
                                              ------------    ------------    ------------

LOSS BEFORE OTHER ITEMS AND INCOME TAXES ..     (1,159,271)       (440,777)       (539,000)

OTHER ITEMS
   (Write-off) recovery of mineral property
     expenditures .........................     (3,261,819)           --            11,788
                                              ------------    ------------    ------------

LOSS BEFORE INCOME TAX ....................     (4,421,090)       (440,777)       (527,212)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
 ISSUANCE OF FLOW THROUGH SHARES ..........        223,689         101,000            --
                                              ------------    ------------    ------------

NET LOSS FOR THE YEAR .....................     (4,197,401)       (339,777)       (527,212)

DEFICIT, BEGINNING OF YEAR ................     (4,271,601)     (3,931,824)     (3,812,612)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
 ISSUANCE OF FLOW THROUGH SHARES ..........           --              --           408,000
                                              ------------    ------------    ------------

DEFICIT, END OF YEAR ......................   $ (8,469,002)   $ (4,271,601)   $ (3,931,824)
                                              ============    ============    ============

LOSS PER SHARE - BASIC AND DILUTED ........   $      (0.08)   $      (0.01)   $      (0.04)
                                              ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .........     50,996,691      26,010,641      14,545,967
                                              ============    ============    ============


                           - See Accompanying Notes -

---------------------------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                               2006            2005          2004
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss for the year .............................   $(4,197,401)   $  (339,777)   $  (527,212)

    Add items not affecting cash:
       Amortization ...................................           326            466            274
       Future income tax benefit recognized on
         issuance of flow through shares ..............      (223,689)      (101,000)          --
       Write-off of mineral property expenditures .....     3,261,819           --             --
       Stock based compensation .......................       286,000         79,000        144,000

    Change in non-cash operating working capital items:
       Tax credits recoverable ........................          --           12,909        (12,909)
       Goods and services tax recoverable .............       (14,017)        (9,450)        (2,673)
       Prepaid expenses ...............................        (1,835)         5,117         (5,167)
       Accounts payable, accrued liabilities and due
         to related parties ...........................       (21,165)       (20,008)        48,395
                                                          -----------    -----------    -----------
                                                             (909,962)      (372,743)      (355,292)
                                                          -----------    -----------    -----------

FINANCING ACTIVITIES
   Loans received .....................................          --             --          187,500
   Repayment of loans .................................          --             --         (100,000)
   Due to related parties .............................          --           (6,408)         6,742
   Issuance of share capital ..........................     2,843,875      1,568,501      1,750,000
   Share issuance costs ...............................       (84,520)       (72,125)      (132,750)
                                                          -----------    -----------    -----------
                                                            2,759,355      1,489,968      1,711,492
                                                          -----------    -----------    -----------

INVESTING ACTIVITIES
   Purchase of equipment ..............................          --             --           (1,826)
   Exploration advances ...............................        (3,385)          --             --
   Mineral properties acquisition .....................      (916,167)      (589,108)      (370,582)
   Deferred exploration expenditures ..................      (579,083)      (361,793)    (1,059,238)
                                                          -----------    -----------    -----------
                                                           (1,498,635)      (950,901)    (1,431,646)
                                                          -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..       350,758        166,324        (75,446)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ..........       189,341         23,017         98,463
                                                          -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR ................   $   540,099    $   189,341    $    23,017
                                                          ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid ....................................   $      --      $      --      $    26,250
     Income taxes paid ................................   $      --      $      --      $      --
                                                          ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 9)
--------------------------------------------------------------------------------

                           - See Accompanying Notes -

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amador Gold Corp. (the "Company") is a public company in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2006, the Company has interests in properties in the Provinces of Ontario, New Brunswick and British Columbia, Canada.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

         During the year, the Company incurred a loss of $4,197,401 (2005 - $339,777; 2004 - $527,212) before income taxes and has an accumulated deficit of $8,469,002 (2005 - $4,271,601; 2004 - $3,931,824). The
         operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

         a)       BASIS OF CONSOLIDATION

                  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated on August 2, 2006.

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

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       MINERAL PROPERTIES (continued)

                  Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.

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

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The consolidated financial statements have been presented in Canadian dollars, as the Company's principal operations and cash flows are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities are translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at the date of acquisition of the related asset.

         g)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to acquire a share in the Company.

                  ii) Costs directly attributable to the issue of the Company's shares are a capital transaction and are charged directly against share capital.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       STOCK BASED COMPENSATION

                  The Company applies Accounting Standard 3870 - "Stock Based Compensation and Other Stock Based Payments" requirement of the Canadian Institute of Chartered Accountants ("CICA").

                  Under this standard, compensation costs attributable to stock options granted to employees, directors and consultants are measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the Company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the Company recognizes the corresponding future income tax benefit in the consolidated statement of operations for the year then ended.

                  In 2004 the future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficit.

         j)       INCOME TAXES

                  Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

         k)       LOSS PER SHARE

                  Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


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

         m)       FINANCIAL INSTRUMENTS

                  The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         n)       ESTIMATES

                  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         o)       ASSET RETIREMENT OBLIGATIONS

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent of environmental remediation. Accretions and changes in estimates are accounted for prospectively in the consolidated statement of operations commencing in the period revisions are made.

                  As at October 31, 2006, the Company does not have asset retirement obligations.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the Company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and equipment, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

         q)       VARIABLE INTEREST ENTITIES

                  The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective November 1, 2005 and has determined that it does not have a primary beneficiary interest in VIEs.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY GROUP, ONTARIO

                  i)       KENORA

                           During fiscal 2003 the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004
                           (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and 2009. Finders fees to a maximum of $300,000 was payable on this property of which $103,282 had been incurred to date.

                  ii)      GLASS CLAIMS

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $93,000 cash ($33,000 paid) over a 4-year period. In addition, the property is subject to a 1.25% net smelter royalty in favour of the optionor, of which the Company may purchase 0.5% of the royalty for $500,000.

                           During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         b)       RED LAKE PROPERTY GROUP, ONTARIO

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $69,000 cash ($21,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $88,000 cash ($28,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $1,000,000.

         c)       SILVERSTRIKE GROUP, ONTARIO

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($20,000 paid), 150,000 common shares (60,000 issued) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($30,000 paid), 200,000 common shares
                           (100,000 issued) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $35,000 cash ($10,000 paid) and 350,000 shares
                           (100,000 issued) payable over 3 years. The Company must incur an aggregate of $60,000 in exploration expenses on the property over 3 years. The property is subject to a 2% net smelter return of which half may be purchased for $1,000,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         d)       DONOVAN BASIN GROUP, ONTARIO

                  i)       THOMPSON PROPERTY

                           Option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 issued)
                           and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      KELL MINE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 issued)
                           and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($10,000 paid), 300,000 common shares (100,000 issued) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         e)       AJAX GROUP, ONTARIO

                  i)       AJAX PROPERTY

                           Purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash ($12,500 paid), 150,000 shares (100,000 issued) over two years and $110,000 in exploration expenditures over 3 years. A 2% royalty is payable on the property, half of which can be purchased for $500,000.

                  iii)     STRATHY PROPERTY

                           During fiscal 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

                  iv)      BOMPAS PROPERTY

                           During fiscal 2006, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $250,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         f)       MAGNUM PROPERTY, QUEBEC

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration is $50,000 (paid) and 300,000 common shares (issued). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 (incurred) and an additional $225,000 by October 25, 2007. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000. During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to this property.

         g)       TETAGOUCHE PROPERTY, NEW BRUNSWICK

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         h)       MENNIN LAKE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($37,000 paid), 300,000 common shares (100,000 issued) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         i)       FRIPP PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration is $5,000 cash (paid), 100,000 common shares (50,000 issued) payable over 4 years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

         j)       CONNOR CREEK PROPERTY, BRITISH COLUMBIA

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (200,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached, an additional 250,000 shares are due to the vendor. During fiscal 2005, $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         k)       HUNTER GOLD PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($10,000 paid), 250,000 common shares (75,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         l)       CHAPLEAU PROPERTY, ONTARIO

                  Acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 plus 15% for administration. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee .

         m)       WILLET PROPERTY, ONTARIO

                  Option  agreement  to  acquire a 100%  interest  in the Willet
                  Property, located in Willet Township, Ontario. Consideration is $30,000 cash ($5,000 paid), 200,000 common shares (50,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

         n)       SAVARD & SHARPE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over 3 years ($10,000 paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

         o)       HORWOOD GROUP, ONTARIO

                  i)       HORWOOD GOLD PROPERTY

                           Option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash ($15,000 paid) and 300,000 common shares (100,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

                  ii)      HORWOOD GOLD 2 PROPERTY

                           Agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

                  iii)     LABBE PROPERTY

                           Option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash ($5,000 paid) and 200,000 common shares (50,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         o)       HORWOOD GROUP, ONTARIO (continued)

                  iv)      ROSS WINDSOR PROPERTY

                           Option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash ($5,000 paid) and 175,000 common shares (25,000 issued) over a 3 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

         p)       EAST BRECCIA PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($12,000 paid), 300,000 shares (50,000 issued), and a work commitment of $160,000 over four years. There is a 2% net smelter return payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         q)       GOULD COPPER MINE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($12,000 paid), 140,000 shares (25,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% net smelter return payable to the optionor of which half may be purchased for $750,000.

         r)       KEITH & SEWELL GROUP, ONTARIO

                  Option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($21,000 paid), 370,000 shares over 4 years (110,000 issued), and a work commitment of $90,000 over 3 years. There is a 3% net smelter return payable to the optionor of which two-thirds may be purchased for $1,500,000.

         s)       ANDERSON LAKE, ONTARIO

                  Option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($12,000 paid), 300,000 shares (50,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         t)       PATENT PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($15,000 paid), 250,000 shares (50,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         u)       HOLLOWAY/FRECHEVILLE PROPERTY GROUP, ONTARIO

                  i) Option agreement to acquire a 100% interest in the Holloway Property, located in Holloway and Frecheville Townships, Ontario. Consideration for the Property consists of $250,000 cash ($25,000 paid) and 500,000 shares over 4 years (100,000 issued). There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and at any time an additional one-third for $2,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) Option agreement to acquire a 100% interest in the Holloway 2 Property, located in the Holloway Townships, Ontario. Consideration for the Property consists of $20,000 payable within 10 days of regulatory approval ($20,000 paid) and 200,000 shares payable over 12 months (100,000 issued). There is a 2% net smelter return payable to the optionor.

                           During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Holloway Property Group.

         v)       MORIN, ONTARIO

                  Option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($10,000 paid) and 220,000 shares over 3 years (20,000 issued). There is a 3% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

         w)       LOVELAND PROPERTY GROUP, ONTARIO

                  i) Option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($25,000 paid), 600,000 shares (100,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) Option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over 5 years ($25,000 paid), 600,000 shares payable over 5 years (100,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         w)       LOVELAND PROPERTY GROUP, ONTARIO (continued)

                  Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

         x)       CHEWETT PROPERTY, ONTARIO

                  The Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% net smelter return royalty, of which half may be purchased for $750,000.

         y)       BLACKSTOCK PROPERTY, ONTARIO AND OKE & FORD PROPERTY, ONTARIO

                  The Blackstock property and the Oke & Ford property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

         z)       FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

                  i) Agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property. Consideration is $58,500 payable over three years, 40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. In addition, there is a royalty payable. Costs comprising annual cash payments, paying of taxes and minimum work expenditures will be split 50/50 and the Company will pay a 15% administration fee to the related company.

                  ii) Agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. Consideration is $158,500 payable over four years, 75,000 shares of the related company at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of the costs incurred on this property.

4.       EXPLORATION ADVANCES

         The Company advanced $3,385 to a company for exploration expenditures at October 31, 2006 (2005 - $Nil). These advances were subsequently incurred for expenditures on the Tetagouche property.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS

         Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The amount due to related parties is unsecured, non-interest bearing and have no specific terms of repayment.

         a) During the year, the Company recorded management fees of $395,760 (2005 - $137,000; 2004 - $27,000) to companies controlled by a director and former director of the Company.

         b) During the year, fees for consulting services in the amount of $236,040 (2005 - $110,155; 2004 - $32,164) were paid to directors and officers of the Company and to companies controlled by directors and officers of the Company. At October 31, 2006, $4,240 (2005 - $4,280) was owed to one of the related parties.

         c) During the year, the Company acquired interests in the Chapleau (50%), Forge Lake (50%), and Otter Pond (47%) mineral properties from a company with common directors. The Company incurred and deferred $282,834 (2005 - $Nil; 2004 - $Nil) for acquisition and exploration expenses and management fees of $42,504 (2005 - $Nil; 2004 - $Nil) charged by the related company on these properties. At October 31, 2006, $42,437 (2005 - $Nil) was owed to the related company.

6.       SHARE CAPITAL

         a) AUTHORIZED - Unlimited number of common shares without par value.

         b)       ISSUED

                                                     NUMBER OF        SHARE
                                                      SHARES          AMOUNT
-------------------------------------------------- ------------    ------------
Balance, October 31, 2004                            21,997,915    $  6,203,328

Issued for:
   Property acquisitions .........................    1,095,000         103,525
Issued for cash:
   Private placements ............................   16,325,000       1,732,500
Share issuance costs .............................         --           (72,124)
Income tax benefits renounced on
   flow-through shares ...........................         --          (101,000)
-------------------------------------------------- ------------    ------------
Balance, October 31, 2005 ........................   39,417,915    $  7,866,229

Issued for:
   Property acquisitions .........................    1,675,000         246,200
Issued for cash:
   Private placements ............................   19,117,833       2,585,175
   Exercise of warrants ..........................      815,000          91,700
Share issuance costs .............................        --           (84,520)
Income tax benefits renounced on
   flow-through shares ...........................         --          (223,689)
Cancellation of escrow shares                          (25,000)           (250)
-------------------------------------------------- ------------    ------------
BALANCE, OCTOBER 31, 2006 ........................   61,000,748    $ 10,480,845
-------------------------------------------------- ------------    ------------

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


         c)       PRIVATE PLACEMENTS

                  i) During fiscal 2005, the Company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  ii) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The Company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes option pricing model. The assumptions used for the valuation of the respective warrants were: dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  iii) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The Company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  iv) During fiscal 2005, the Company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

                  v) During fiscal 2005, the Company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common share at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable as at October 31, 2005 of $167,000 were received in February 2006.

                  vi) On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

                  vii) On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         d)       OPTIONS

                                                                       Weighted
                                                                       Average
                                                        Number of      Exercise
                                                         Options        Price
-----------------------------------------------------   ----------    ----------
Outstanding and exercisable at October 31, 2004 .....    1,285,000          0.33
   Options expired ..................................     (217,000)         0.18
   Options granted ..................................    1,510,000          0.10
-----------------------------------------------------   ----------    ----------
Outstanding and exercisable at October 31, 2005 .....    2,578,000          0.13
   Options granted ..................................    3,406,000          0.14
-----------------------------------------------------   ----------    ----------
OUTSTANDING  AND EXERCISABLE AT OCTOBER 31, 2006 ....    5,984,000          0.14
-----------------------------------------------------   ----------    ----------

                  As  at  October  31,  2006,   there  were  5,984,000  (2005  -
                  2,578,000) options outstanding as follows:

             Expiry date              Exercise price          Number of options
         ------------------    ----------------------------   -----------------

            October 8, 2007                           $0.10           255,000
          December 18, 2007    (re-priced from $0.23) $0.20            85,000
              March 2, 2008    (re-priced from $0.25) $0.20           248,000
              June 16, 2008    (re-priced from $0.30) $0.20            50,000
            January 5, 2009    (re-priced from $0.56) $0.20           430,000
              July 28, 2010                           $0.10         1,510,000
          November 17, 2010                           $0.10         1,331,000
           February 2, 2011                           $0.20           635,000
               July 6, 2011                           $0.15         1,440,000

         e)       WARRANTS

                  As  at  October  31,  2006,  there  were  38,358,521  (2005  -
                  25,055,688) warrants outstanding with a weighted average exercise price of $0.14 as follows:

             Expiry date              Exercise price          Number of warrants
         ------------------    ----------------------------   ------------------

           December 8, 2006               $0.14                   *1,245,000
          December 22, 2006               $0.13                   *4,730,688
             March 23, 2007               $0.10                      900,000
               June 3, 2007               $0.10                      750,000
            October 7, 2007               $0.10                   11,815,000
           January 17, 2008               $0.10                    5,450,000
               May 17, 2008               $0.20                   13,467,833

         *        Subsequently expired unexercised

         f)       ESCROW SHARES

                  At October 31, 2005, 25,000 common shares were held in escrow. During the year ended October 31, 2006, the Company cancelled these shares and returned them to treasury.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         g)       STOCK BASED COMPENSATION

                  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of the issued and outstanding common stock. The fair value of share options were estimated using the Black-Scholes option-pricing model with the following assumptions:

        Dividend    Expected      Risk Free     Expected Average     Stock Based
         Yield     Volatility   Interest Rate         Life          Compensation
-----   --------   ----------   -------------   -----------------   ------------
2006    Nil        94% - 98%    3.7% - 4.2%          3 YEARS        $    286,000
2005    Nil        96% - 99%    3.0% - 3.2%     2.25 - 3.33 years   $     79,000

         h)       CONTRIBUTED SURPLUS

                  The  following  table  summarizes  the  Company's  Contributed
                  Surplus:

Balance, October 31, 2004 .................................           $  171,000
Stock options granted .....................................               56,000
Broker's warrants granted .................................                3,000
Stock options re-priced ...................................               23,000
                                                                      ----------
Balance, October 31, 2005 .................................              253,000
Stock options granted .....................................              286,000
Cancellation of escrow shares .............................                  250
                                                                      ----------
Balance, October 31, 2006 .................................           $  539,250
                                                                      ==========

7.       COMMITMENTS

         a) On September 21, 2006, the Company's shareholders approved a Plan of Arrangement ("the Arrangement") dated August 11, 2006 to reorganize certain of the Company's diamond properties. On September 26, 2006, the final court order approving the
                  Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. ("Diamondcorp"), was accepted.

                  On the effective date of the Arrangement, the Company's common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

                  The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value. In addition as contingent consideration from Diamondcorp, certain of the Company's mineral property agreements contain anti-dilution provisions such that the issue of the Company's shares will also require the issue of Diamondcorp shares on a three to one basis.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


                  On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

         b) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

         c)       At  October  31,  2006,  the  Company  is  obligated  to incur
                  approximately   $1,702,000   (2005  -  $490,000)  in  eligible
                  Canadian Exploration Expenses prior to December 31, 2007 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                        2006           2005            2004
                                    -----------     -----------     -----------
Statutory tax rate ..............       34%             35%             35%
                                    -----------     -----------     -----------
Computed tax recovery ...........   $(1,437,000)    $  (121,000)    $  (188,000)
Changes in temporary
  differences ...................       (26,000)        (21,000)        (16,000)
Unrecognized items for
  tax purposes ..................     1,215,000          29,000          68,000
Benefit of income tax
  losses not recognized..........       248,000         113,000         136,000
                                    -----------     -----------     -----------
                                    $      --       $      --       $      --
                                    ===========     ===========     ===========

         The significant components of the Company's future income tax assets are as follows:

                                          2006           2005           2004
                                      -----------    -----------    -----------
Exploration and development
  deductions ......................   $   584,000    $  (442,000)   $   (55,000)
Non-capital losses carried
  forward .........................       717,000        437,000        317,000
Other temporary differences .......        60,000         60,000         57,000
                                      -----------    -----------    -----------
                                        1,361,000         55,000        319,000
Valuation allowance ...............    (1,361,000)       (55,000)      (319,000)
                                      -----------    -----------    -----------
                                      $      --      $      --      $      --
                                      ===========    ===========    ===========

         The Company has Canadian non-capital losses carried forward of approximately $2,093,000 (2005 - $1,226,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


8.       INCOME TAXES (continued)

                                2007   $  80,000
                                2008   $  49,000
                                2009   $  70,000
                                2010   $ 276,000
                                2014   $ 319,000
                                2015   $ 349,000
                                2026   $ 950,000

         The Company has resource pools of approximately $3.8 million (2005 - $2.3 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

         In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $646,500 (2005 - $283,333) in Canadian exploration expenditures incurred.

9.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                        2006       2005       2004
----------------------------------------------   --------   --------   --------
Investing activities
    Mineral property acquisition .............   $246,200   $103,525   $ 10,000
    Stock based compensation capitalized to
    deferred exploration .....................       --
                                                                --       16,000
                                                 --------   --------   --------
                                                 $246,200   $103,525   $ 26,000
                                                 ========   ========   ========

OCTOBER 31,                                          2006       2005       2004
----------------------------------------------   --------   --------   --------
Financing activities
    Share for debt settlement, principal .....   $   --     $   --     $562,500
    Share for debt settlement, interest ......       --         --       52,489
    Stock based compensation included in
    Contributed Surplus ......................    286,000
                                                              82,000    160,000
                                                 --------   --------   --------
                                                 $286,000   $ 82,000   $774,989
                                                 ========   ========   ========

10.      SUBSEQUENT EVENTS

         In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to October 31, 2006:

         a) The Company granted 112,500 options exercisable at $0.15 per share until November 3, 2011.

         b) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 units at a price of $0.12 per unit. On February 8, 2007 a second tranche of 2,350,000 units was completed at $0.12 per unit. Each unit is comprised of one common share and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


10.      SUBSEQUENT EVENTS (continued)

         c) The Company issued 225,000 common shares pursuant to mineral property option agreements.

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and US GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under US GAAP, mineral exploration and development property expenditures are expensed as operating activities in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred as investment activities during this process.

                  US GAAP also requires a separate statement for stockholders' equity whereas Canadian GAAP does not.

                  The effects on the Company's consolidated financial statements are summarized below:

                                             For the years ended October 31,
                                      -----------------------------------------
                                          2006           2005           2004
                                      -----------    -----------    -----------
Consolidated Statements of
    Operations and Deficit

Net loss for the year under:
  Canadian GAAP ....................  $(4,197,401)   $  (339,777)   $  (527,212)
Add: Write-off of mineral property
  expenditures .....................    3,261,819           --             --
Less: Mineral property exploration
  expenditures .....................   (1,818,235)    (1,060,062)    (1,455,820)
                                      -----------    -----------    -----------

Net loss under US GAAP .............  $(2,753,817)   $(1,399,839)   $(1,983,032)
                                      -----------    -----------    -----------

Loss per share - US GAAP ...........  $     (0.05)   $     (0.06)   $     (0.14)
                                      -----------    -----------    -----------

Consolidated Statements of Cash Flows

Cash flows (used in) operating
  activities - Canadian GAAP .......  $  (909,962)   $  (372,743)   $  (355,292)

Mineral exploration costs
  capitalized in the year
  and not expensed .................   (1,495,250)      (950,901)    (1,429,820)
                                      -----------    -----------    -----------
Cash flows (used in) operating
  activities - US GAAP .............  $(2,405,212)   $(1,323,644)   $(1,785,112)
                                      ===========    ===========    ===========

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT (continued)

                                             For the years ended October 31,
                                      -----------------------------------------
                                          2006           2005           2004
                                      -----------    -----------    -----------
Consolidated Statements of Cash Flows

Cash flows (used in) investing
  activities - Canadian GAAP .......  $(1,498,635)   $  (950,901)   $(1,431,646)
Mineral exploration costs
  capitalized in the year
  and not expensed .................    1,495,250        950,901      1,429,820
                                      -----------    -----------    -----------
Cash flows (used in) investing
  activities - US GAAP .............  $    (3,385)   $      --      $    (1,826)
                                      -----------    -----------    -----------

Consolidated Balance Sheets
Assets
Mineral Properties
  Canadian GAAP ....................  $ 2,083,357    $ 3,526,941    $ 2,466,879
  Resource property expenditures
    (cumulative) ...................   (2,083,357)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP .................  $      --      $      --      $      --
                                      -----------    -----------    -----------

Stockholders' Equity
  Canadian GAAP ....................  $ 2,551,093    $ 3,680,628    $ 2,442,504
  Resource property expenditures
    (cumulative) ...................   (2,083,357)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP .................  $   467,736    $   153,687    $   (24,375)
                                      -----------    -----------    -----------

         b)       NEW ACCOUNTING PRONOUNCEMENTS

                  i) September 2006 - FASB issued Statement No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the consolidated financial statements.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  ii) June 2006 - FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an
                           Interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.

                  iii) In February 2006 - FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are a hybrid financial instrument that contain an embedded derivative requiring bifurcation. In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.

                  iv) November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting
                           Standard) 115-1 - "The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments". FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.

                  v) May 2005 - FASB issued Statement No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FAS No. 3 ". FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. FAS 154 requires retrospective application to prior periods' financial statements of changes in an accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of FAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  vi) March 2005 - FASB issued Interpretation No. ("FIN") 47 - "Accounting for Conditional Asset Retirement Obligations". FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005.

                  vii) March 2005 - The Emerging Issues Task Force issued EITF Issue 04-6 - "Accounting for Stripping Costs in the Mining Industry", stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 - "Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing", ("ARB No. 43")". Based upon this statement, post-production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is in the exploration stage.

                  viii) December 2004 - FASB issued Statement No. 123 (revised 2004) ("FAS 123(R)"), "SHARE-BASED PAYMENT". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. FAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. FAS 123(R) also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. FAS 123(R) replaces FASB Statement No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION" and supersedes APB (Accounting Principles Board) Opinion No. 25 "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES".

                  ix) In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there are non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  x) March 2004 - EITF issued EITF 04-3, "Mining Assets' Impairment and Business Combinations" which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets. The Company is in the exploration stage and has not yet established proven or probable reserves.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or consolidated results of operations.

         c)       CUMULATIVE INCEPTION TO DATE INFORMATION

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information from August 2002 is as follows:

CONSOLIDATED BALANCE SHEET
                                                     CUMULATIVE AMOUNTS FROM
                                                            INCEPTION
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)        ----------------------------
                                                     NUMBER OF         SHARE
SHARE CAPITAL                                         SHARES           AMOUNT
                                                   ------------    ------------
   Issued for
     Loan bonus ................................        311,111    $     70,000
     Property acquisition ......................      2,820,000         359,725
   Issued for cash
     Private placements ........................     44,323,548       6,752,875
     Exercise of options/warrants ..............      3,712,000         401,750
   Shares for debt .............................      4,730,688         614,989
   Share issuance costs ........................           --          (360,594)
   Income tax benefits renounced
     on flow-through shares.....................           --          (861,454)
   Cancellation of the escrow shares ...........        (25,000)           (250)
                                                   ------------    ------------
                                                     55,872,347    $  6,977,041
                                                   ============    ============
CONTRIBUTED SURPLUS ............................                   $    539,250
                                                                   ============
 DEFICIT ACCUMULATED DURING THE
   EXPLORATION STAGE ...........................                   $ (7,035,970)
                                                                   ============

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

                                                                     CUMULATIVE
                                                                    AMOUNTS FROM
CONSOLIDATED STATEMENT OF OPERATIONS                                 INCEPTION
                                                                    -----------
EXPENSES
   Bank charges ...........................................         $     3,821
   Consulting fees ........................................             473,763
   Amortization ...........................................               1,066
   Financing fees .........................................             102,500
   Interest on debt .......................................              74,527
   Investor relations and promotion .......................             257,887
   Legal and accounting ...................................             270,675
   Management fees ........................................             603,760
   Mineral properties .....................................           4,867,970
   Office and miscellaneous ...............................              44,944
   Part XII.6 tax .........................................              12,856
   Regulatory fees ........................................             115,656
   Transfer agent fees ....................................              44,543
   Stock based compensation ...............................             509,000
   Recovery of prior year expenses ........................             (13,478)
   Less: interest earned ..................................              (8,831)
   Future income tax benefit renounced
     on flow through shares ...............................            (324,689)
                                                                    -----------
NET LOSS FROM INCEPTION ...................................         $(7,035,970)
                                                                    ===========

STATEMENT OF CASH FLOWS

CASH (USED FOR) OPERATING ACTIVITIES
  Net loss from inception .................................         $(7,035,970)
  Add items not affecting cash:
    Amortization ..........................................               1,066
    Financing fee .........................................              70,000
    Future income tax benefit renounced
      on flow through shares ..............................            (324,689)
    Stock based compensation ..............................             509,000
                                                                    -----------
                                                                     (6,780,593)
Change in non-cash operating working capital items ........              15,584
                                                                    -----------
                                                                     (6,765,009)
                                                                    -----------
CASH PROVIDED BY FINANCING ACTIVITIES
  Loans received and promissory note issued ...............             541,780
  Repayment of loans ......................................            (100,000)
  Issuance of share capital ...............................           7,157,626
  Share issuance costs ....................................            (360,595)
                                                                    -----------
                                                                      7,238,811
                                                                    -----------
CASH (USED FOR) INVESTING ACTIVITIES
  Purchase of equipment ...................................              (1,826)
                                                                    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS .................         $   471,976
                                                                    ===========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------

                                           RED LAKE    SILVERSTRIKE    DONOVAN                    TETA-GOUCHE
                          KENORA GROUP      GROUP         GROUP         BASIN        MAGNUM           NEW          MENNIN
                            ONTARIO        ONTARIO       ONTARIO       ONTARIO       QUEBEC        BRUNSWICK    LAKE ONTARIO
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
ACQUISITION COSTS
 Opening balance ......   $ 1,262,157    $    42,000   $    41,182   $    24,600   $    74,000    $    12,250    $    16,000
 Staking costs ........         2,701          2,880         2,785        71,260          --             --             --
 Option payments cash .        15,000         27,000        30,000        15,000          --           10,000         25,000
 Option payments shares         5,000         10,000        10,500         9,600          --            2,250          4,000
 Finder's fees cash ...           168           --            --            --            --             --             --
 Write-off ............    (1,285,026)          --            --            --         (74,000)          --             --
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
  Closing balance .....          --           81,880        84,517       120,460          --           24,500         45,000
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------

DEFERRED EXPLORATION
 Opening balance ......     1,739,824           --            --             600        40,392         12,109          8,547
 Consulting ...........         8,894           --          12,645        13,058          --           13,214           --
 Drilling .............          --             --            --            --            --           61,530           --
 Geological ...........          --            3,566           500          --          (1,680)         7,365           --
 Line cutting .........          --           45,550        12,005        17,970          --             --            7,736
 Mapping and sampling .          --             --            --            --            --            2,345           --
 Miscellaneous ........           999           --             122            66          --          (10,500)            51
 Management fee .......          --             --             141          --            --             --             --
 Surveying ............          --            2,688        61,400          --            --           30,110          8,835
 Write-off ............    (1,749,717)          --            --            --         (38,712)          --             --
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
 Closing balance ......          --           51,804        86,813        31,694          --          116,173         25,169
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, END OF YEAR ..   $      --      $   133,684   $   171,330   $   152,154   $      --      $   140,673    $    70,169
                          ===========    ===========   ===========   ===========   ===========    ===========    ===========


                                       CONNOR CREEK      HUNTER        AJAX
                             FRIPP       BRITISH          GOLD         GROUP
                            ONTARIO      COLUMBIA       ONTARIO       ONTARIO
                          -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $     8,787   $      --     $     1,800   $   135,568
 Staking costs ........         7,560          --           1,880         5,985
 Option payments cash .          --            --          10,000        17,500
 Option payments shares         3,125        18,000         7,125         4,500
 Finder's fees cash ...          --            --            --            --
 Write-off ............          --            --            --            --
                          -----------   -----------   -----------   -----------
  Closing balance .....        19,472        18,000        20,805       163,553
                          -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......          --          12,500          --          94,150
 Consulting ...........         5,400        46,237          --           1,400
 Drilling .............          --            --            --            --
 Geological ...........          --            --            --            --
 Line cutting .........          --            --            --           4,496
 Mapping and sampling .           820          --            --           1,930
 Miscellaneous ........           932           780         1,219           570
 Management fee .......            60          --            --             212
 Surveying ............        33,305          --            --          23,217
 Write-off ............          --            --            --            --
                          -----------   -----------   -----------   -----------
 Closing balance ......        40,517        59,517         1,219       125,975
                          -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $    59,989   $    77,517   $    22,024   $   289,528
                          ===========   ===========   ===========   ===========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------




                             GOULD          EAST                                                               ANDERSON
                             COPPER       BREACCIA       WILLET       HORWOOD    KEITH & SEWELL   PATENT         LAKE
                            ONTARIO       ONTARIO       ONTARIO       ONTARIO       ONTARIO       ONTARIO       ONTARIO
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $      --     $      --     $      --     $      --     $      --     $      --     $      --
 Staking costs ........        11,340        15,170          --             900         7,232         5,500         7,700
 Option payments cash .        12,000        12,000         5,000        31,000        21,000        15,000        12,000
 Option payments shares         2,375         7,500         6,000        27,125        19,800        13,500         8,250
 Finder's fees cash ...          --            --            --            --            --            --            --
 Write-off ............          --            --            --            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Closing balance .....        25,715        34,670        11,000        59,025        48,032        34,000        27,950
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......          --            --            --            --            --            --            --
 Consulting ...........          --            --            --            --            --            --            --
 Drilling .............          --            --            --            --            --            --            --
 Geological ...........         3,150         2,000          --            --            --            --            --
 Line cutting .........          --            --            --            --          17,962          --            --
 Mapping and sampling .          --            --            --            --            --            --            --
 Miscellaneous ........           968         1,070         1,220         2,071           951           838         1,210
 Management fee .......          --             300          --            --            --            --            --
 Surveying ............          --            --            --            --           7,962          --            --
 Write-off ............          --            --            --            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Closing balance ......         4,118         3,370         1,220         2,071        26,875           838         1,210
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $    29,833   $    38,040   $    12,220   $    61,096   $    74,907   $    34,838   $    29,160
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========


                                          HOLLOWAY
                           LOVELAND     FRECHEVILLE
                           PROPERTY      PROPERTY         MORIN
                             GROUP         GROUP        PROPERTY
                            ONTARIO       ONTARIO        ONTARIO
                          -----------   -----------    -----------
ACQUISITION COSTS
 Opening balance ......   $      --     $      --      $      --
 Staking costs ........          --            --            1,500
 Option payments cash .        50,000        45,000         10,000
 Option payments shares        42,000        42,000          3,500
 Finder's fees cash ...          --            --             --
 Write-off ............          --         (87,000)          --
                          -----------   -----------    -----------
  Closing balance .....        92,000          --           15,000
                          -----------   -----------    -----------

DEFERRED EXPLORATION
 Opening balance ......          --            --             --
 Consulting ...........          --             502           --
 Drilling .............          --            --             --
 Geological ...........           550          --             --
 Line cutting .........          --           3,310           --
 Mapping and sampling .          --            --             --
 Miscellaneous ........         1,935         1,428            751
 Management fee .......            83          --             --
 Surveying ............          --          22,125           --
 Write-off ............          --         (27,365)          --
                          -----------   -----------    -----------
 Closing balance ......         2,568          --              751
                          -----------   -----------    -----------
BALANCE, END OF YEAR ..   $    94,568   $      --      $    15,751
                          ===========   ===========    ===========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------

                            SHARPE                    CHEWETT                    FORGE     OKE & FORD   OTTER POND
                            SAVARD      CHAPLEAU     PROPERTY    BLACKSTOCK      LAKE       PROPERTY     PROPERTY
                            ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO       TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $      475   $     --     $     --     $     --     $     --     $     --     $1,618,819
 Staking costs ........         --        159,406        4,680       15,840         --        134,300         --        458,619
 Option payments cash .       10,000        8,385       15,000         --         34,000         --         27,495      457,380
 Option payments shares         --           --           --           --           --           --           --        246,200
 Finder's fees cash ...         --           --           --           --           --           --           --            168
 Write-off ............         --           --           --           --           --           --           --     (1,446,026)
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance .....       10,000      168,266       19,680       15,840       34,000      134,300       27,495    1,335,160
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --           --           --           --      1,908,122
 Consulting ...........         --          7,228         --           --           --           --           --        108,578
 Drilling .............         --         16,857         --           --           --           --           --         78,387
 Geological ...........         --         54,169         --           --           --           --           --         69,620
 Line cutting .........         --          9,155         --           --           --           --           --        118,184
 Mapping and sampling .         --         26,058         --           --           --           --           --         31,153
 Miscellaneous ........         --           --           --           --           --           --           --          6,681
 Management fee .......         --         42,504         --           --          5,100         --          4,124       52,524
 Surveying ............         --          1,100         --           --           --           --           --        190,742
 Write-off ............         --           --           --           --           --           --           --     (1,815,794)
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ......         --        157,071         --           --          5,100         --          4,124      748,197
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   10,000   $  325,337   $   19,680   $   15,840   $   39,100   $  134,300   $   31,619   $2,083,357
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------

                                                                                             TETA-
                            KENORA      RED LAKE    SILVERSTRIKE     AJAX                   GOUCHE        MENNIN
                             GROUP       GROUP         GROUP        GROUP       MAGNUM        NEW          LAKE         FRIPP
                            ONTARIO     ONTARIO       ONTARIO      ONTARIO      QUEBEC     BRUNSWICK      ONTARIO      ONTARIO
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $  915,082   $   18,000   $     --     $     --     $     --     $     --     $     --     $     --
 Staking costs ........        6,145         --           --         20,000         --           --           --           --
 Option payments cash .      318,000       14,000       45,632       85,568       50,000       10,000       12,000        5,662
 Option payments shares       10,000       10,000       20,150       30,000       24,000        2,250        4,000        3,125
 Finder's fees cash ...       12,930         --           --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance .....    1,262,157       42,000       65,782      135,568       74,000       12,250       16,000        8,787
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......    1,533,797         --           --           --           --           --           --           --
 Consulting ...........       32,861         --           --           --           --           --           --           --
 Drilling .............        3,500         --           --           --           --         12,109         --           --
 Geological ...........        3,584         --           --         93,712         --           --           --           --
 Line cutting .........       32,862         --           --           --           --           --           --           --
 Mapping and sampling .       87,478         --           --           --           --           --           --           --
 Miscellaneous ........       43,555         --            600          438       40,392         --          8,547         --
 Surveying ............        2,187         --           --           --           --           --           --           --
 Trenching ............         --           --           --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ......    1,739,824         --            600       94,150       40,392       12,109        8,547         --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $3,001,981   $   42,000   $   66,382   $  229,718   $  114,392   $   24,359   $   24,547   $    8,787
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========


                            CONNOR       HUNTER
                            CREEK         GOLD       CHAPLEAU
                             B.C.        ONTARIO      ONTARIO      TOTAL
                          ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $     --     $     --     $  933,082
 Staking costs ........         --           --           --         26,145
 Option payments cash .         --          1,800          475      543,137
 Option payments shares         --           --           --        103,525
 Finder's fees cash ...         --           --           --         12,930
                          ----------   ----------   ----------   ----------
  Closing balance .....         --          1,800          475    1,618,819
                          ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --      1,533,797
 Consulting ...........         --           --           --         32,861
 Drilling .............         --           --           --         15,609
 Geological ...........         --           --           --         97,296
 Line cutting .........         --           --           --         32,862
 Mapping and sampling .         --           --           --         87,478
 Miscellaneous ........         --           --           --         93,532
 Surveying ............         --           --           --          2,187
 Trenching ............       12,500         --           --         12,500
                          ----------   ----------   ----------   ----------
 Closing balance ......       12,500         --           --      1,908,122
                          ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   12,500   $    1,800   $      475   $3,526,941
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

Exhibit 1.13      Articles of the Company (filed on June 2, 2005)(4)

Exhibit 4.1 Mineral Exploration Option Agreement dated May 30, 2002 between the Company and Goldrea Resources Corp.(1)

Exhibit 4.2 Amending Agreement dated August 27, 2002 between the Company and Goldrea Resources Corp.(1)

Exhibit 4.3 Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers(1)

Exhibit 4.4 on Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers including Richard W. Hughes(1)

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

Exhibit 4.104 Form of Stock Option Agreement dated February 2, 2006 between the Company and directors(4)

Exhibit 4.105 Form of Stock Option Agreement dated February 2, 2006 between the Company and consultants(4)

Exhibit 4.106 Form of Stock Option Agreement dated February 2, 2006 between the Company and management company employees(4)

Exhibit 4.107 Mining Option Agreement dated March 1, 2006 between the Company and Ken Fenwick, George Lucuik and Daniel Shelly(6)

Exhibit 4.108     Stock Option Plan (effective March 22, 2006)(6)

Exhibit 4.109     Form  of  Flow-Through   Subscription  Agreement  dated  April
                  2006(6)

Exhibit 4.110     Form of  Non-Flow-Through  Subscription  Agreement dated April
                  2006(6)

Exhibit 4.111 Form of Warrant Certificate dated May 18, 2006 issued to various purchasers in connection with a private placement(6)

Exhibit 4.112 Mining Option Agreement dated May 2, 2006 between the Company and Frederick J. Ross, Garry Windsor and Bruce Durham(6)

Exhibit 4.113 Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais, Bruce Pigeon and Lance Eden(6)

Exhibit 4.114 Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais and Johnny Gull(6)

Exhibit 4.115 Mining Option Agreement dated May 28, 2006 between the Company and Frederick J. Ross and Garry Windsor(6)

Exhibit 4.116 Mining Option Agreement dated May 28, 2006 between the Company and Denis Morin and Roger Denomme(6)

Exhibit 4.117 Mining Option Agreement dated June 23, 2006 between the Company and Ken Fenwick, Karl Bjorkman and Don Devereaux(6)

Exhibit 4.118 Letter Agreement dated June 28, 2006 between the Company and Frederick J. Ross and Garry Windsor(6)


Exhibit 4.119 Form of Joint Venture Agreement between the Company and Golden Chalice Resources Ltd.(6);

Exhibit 4.120     Form of  Flow-Through  Subscription  Agreement  dated December
                  2006(6)

Exhibit 4.121 Form of Non-Flow-Through Subscription Agreement dated December 2006(6)

Exhibit 4.122 Form of Warrant Certificate dated December 22, 2006 issued to various purchasers in connection with a private placement(6)

Exhibit 4.123 Mining Option Agreement dated February 5, 2007 between the Company and Ashley Gold Mines Limited and David R. Healey(6)

Exhibit 4.124 Mining Option Agreement dated February 5, 2007 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley(6);

Exhibit 4.125 Form of Warrant Certificate dated February 6, 2007 issued to various purchasers in connection with a private placement(6)

Exhibit 4.126 Mining Option Agreement dated March 1, 2007 between the Company and CJP Exploration Inc. and Ashley Gold Mines Limited(6)

Exhibit 12.1      Certification   of  Richard  W.   Hughes   Pursuant   to  Rule
                  13a-14(a)(6)

Exhibit 12.2      Certification   of  Alan   D.   Campbell   Pursuant   to  Rule
                  13a-14(a)(6)

Exhibit 13.1      Certification  of  Richard  W.  Hughes  Pursuant  to 18 U.S.C.
                  Section 1350(6)

Exhibit 13.2      Certification  of  Alan  D.  Campbell  Pursuant  to 18  U.S.C.
                  Section 1350(6)

Exhibit 15.1 Map of Ontario and Quebec including the Glass, Todd, Maskootch, Kell Mine, Silver Strike, Silverclaim, Thompson, Ajax, Strathy, Banting Chambers, Mennin Lake, Fripp, Hunter Gold, Chapleau, Willet, Savard & Sharpe, Bompass-Strathy, Horwood Gold, Labbe, Ross Windsor, Morin, Keith Sewell, East Breccia, Gould Copper, Patent Gold, Loveland, Anderson Lake, Chewett, Blackstock, Oke, Ford, Forge Lake, Otter Pond, Gogama, Dale Gold and Meteor Lake Properties in Ontario(6)

Exhibit 15.2      Map of New Brunswick including the Tetagouche Property(5)

Exhibit 15.3      Map of British Columbia including the Connor Creek Property(5)

------------

(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on October 14, 2003, and incorporated herein by reference.
(2) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form 20-F, filed with the Commission on June 21, 2004, and incorporated herein by reference.
(3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 20, 2005, and incorporated herein by reference.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 24, 2006, and incorporated herein by reference.
(5) Previously filed as an exhibit to the Company's amended Annual Report on Form 20-FA, filed with the Commission on November 16, 2006, and incorporated herein by reference.
(6)    Filed herewith


