Form 20-F
period 2007-10-31
AMADOR GOLD CORP
filed 2008-04-30
CIK 1266833

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED OCTOBER 31, 2007

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______________ TO
         ______________

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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                  -----------------------------------------

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

        As of April 23, 2008: 125,428,388 common shares without par value

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

Large accelerated filer [_]  Accelerated filer [_]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                        [X] Item 17  [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                           [_] Yes   [X] No

                        T A B L E   O F   C O N T E N T S

SUMMARY OF AMENDMENTS.......................................................   1

FORWARD LOOKING STATEMENTS..................................................   1

CONVERSION TABLE............................................................   1

GLOSSARY OF TERMS...........................................................   1

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............   3

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE............................   3

ITEM 3   KEY INFORMATION....................................................   3
         A.       Selected Financial Data...................................   3
         B.       Capitalization and Indebtedness...........................   7
         C.       Reasons for the Offer and Use of Proceeds.................   7
         D.       Risk Factors..............................................   7

ITEM 4   INFORMATION ON THE COMPANY.........................................  10
         A.       History and Development of the Company....................  10
         B.       Business Overview.........................................  15
         C.       Organizational Structure..................................  17
         D.       Property, Plants and Equipment............................  17

ITEM 4A  UNRESOLVED STAFF COMMENTS..........................................  37


ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................  40
         A.       Operating Results.........................................  40
         B.       Liquidity and Capital Resources...........................  41
         C.       Research and Development, Patents, Licenses, etc..........  44
         D.       Trend Information.........................................  44
         E.       Off-Balance Sheet Information.............................  44
         F.       Tabular Disclosure of Contractual Information.............  44

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................  46
         A.       Directors and Senior Management...........................  46
         B.       Compensation..............................................  48
         C.       Board Practices...........................................  50
         D.       Employees.................................................  51
         E.       Share Ownership...........................................  51

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................  53
         A.       Major Shareholders........................................  53
         B.       Related Party Transactions................................  54
         C.       Interests of Experts and Counsel..........................  55

ITEM 8   FINANCIAL INFORMATION..............................................  56
         A.       Financial Statements and Other Financial Information......  56
         B.       Significant Changes.......................................  57

ITEM 9   THE OFFER AND LISTING..............................................  59
         A.       Offer & Listing Details...................................  59
         B.       Plan of Distributions.....................................  60
         C.       Markets...................................................  60
         D.       Selling Shareholders......................................  60
         E.       Dilution..................................................  60
         D.       Expenses of the Issue.....................................  60

ITEM 10  ADDITIONAL INFORMATION.............................................  60
         A.       Share Capital.............................................  60
         B.       Memorandum and Articles of Association....................  60
         C.       Material Contracts........................................  61
         D.       Exchange Controls.........................................  63
         E.       Taxation..................................................  63
         F.       Dividends and Paying Agents...............................  71
         G.       Statement by Experts......................................  71
         H.       Documents on Display......................................  71
         I.       Subsidiary Information....................................  71

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........  72

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............  72

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................  72

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS................................................  72

ITEM 15  CONTROLS AND PROCEDURES............................................  72

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT...................................  73

ITEM 16B CODE OF ETHICS.....................................................  73

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................  73

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..........  74

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS.........................................................  74

                                    PART III

ITEM 17  FINANCIAL STATEMENTS...............................................  74
ITEM 18  FINANCIAL STATEMENTS...............................................  75
ITEM 19  EXHIBITS...........................................................  75

SIGNATURES..................................................................  75
FINANCIAL STATEMENTS........................................................  76
EXHIBIT INDEX............................................................... 119

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of Amador Gold Corp. (the "Company" or "Amador") at October 31, 2007 as filed with the applicable Canadian Securities Regulators.

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

                                CONVERSION TABLE

In this Annual Report a combination of Imperial and metric measures are used with respect to our mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

--------------------------------------------------------------------------------
IMPERIAL MEASURE        =  METRIC UNIT    METRIC MEASURE   =  IMPERIAL UNIT
--------------------------------------------------------------------------------
2.47 acres                 1 hectare      0.4047 hectares     1 acre
3.28 feet                  1 metre        0.3048 metres       1 foot
0.62 miles                 1 kilometre    1.609 kilometres    1 mile
1.102 tons (short)         1 tonne        0.907 tonnes        1 ton
0.029 ounces (troy)/ton    1 gram/tonne   34.28 grams/tonne   1 ounce (troy/ton)
--------------------------------------------------------------------------------

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

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Linda Brennan was appointed as Corporate Secretary of the Company effective March 25, 2008 replacing Beverly J. Bullock.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The selected financial data of the Company for fiscal 2007, 2006 and 2005 ended October 31st was derived from the consolidated financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for fiscal 2004 and fiscal 2003 ended October 31st was derived from the financial statements of the Company which have been audited by Staley, Okada & Partners, Chartered Accountants. All amounts are expressed in Canadian dollars.

The consolidated financial statements included in this Annual Report and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are several material differences between Canadian GAAP and United States GAAP as applied to the financial information disclosed or summarized herein. Note 10 to the Company's audited financial statements for fiscal 2007 ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Company, and a reconciliation to United States GAAP of the Company's net income and stockholders' equity.

The information in the following table was extracted from the more detailed audited financial statements and related notes included herein and should be read in conjunction with such audited financial statements and with the information appearing under Item 5, "Operating and Financial Review and Prospects."

                  TABLE 1: STATEMENTS OF OPERATIONS AND DEFICIT
                        YEARS ENDED OCTOBER 31 (AUDITED)

                                  2007          2006          2005          2004          2003
                               ----------    ----------    ----------    ----------    ----------
Amortization ...............          760           326           466           274          --
Bank charges and interest ..         --             761         1,608           832           620
Consulting fees ............      290,683       290,461       107,551        46,519        29,232
Financing fees .............         --            --            --            --         102,500
Interest on debt ...........         --            --            --          49,779        24,748
Investor relations and
   promotion ...............       88,098        30,103        17,370       132,154        78,260
Legal and accounting .......       40,628        79,028        49,033        79,570        63,044
Management fees ............      496,615       395,760       137,000        27,000        44,000
Office and
miscellaneous ..............       10,002        12,790        11,799        15,108         5,247
Part X11.6 penalty tax .....      105,322         9,056          --           3,800          --
Regulatory fees ............       45,791        36,000        28,982        34,808        15,866
Stock based compensation ...      140,000       286,000        79,000       144,000          --
Transfer agent fees ........       14,013        19,029         8,587        10,116         6,811
Recovery of prior year
   expenses ................         --            --            --            --          (1,690)
Less: interest earned ......      (21,536)          (43)         (619)       (4,960)       (3,209)
                               ----------    ----------    ----------    ----------    ----------
TOTAL EXPENSES .............    1,231,912     1,159,271       440,777       539,000       365,429
                               ==========    ==========    ==========    ==========    ==========

LOSS BEFORE OTHER ITEMS
   AND OTHER TAXES .........   (1,231,912)   (1,159,271)     (440,777)     (539,000)     (365,429)
Write off (recovery) of
   of mineral property
   expenditures ............     (201,627)   (3,261,819)         --          11,788      (158,990)
Future income tax benefit
   recognized on issuance
   of flow through shares ..    1,177,276       223,689       101,000          --            --
                               ----------    ----------    ----------    ----------    ----------
TOTAL - OTHER ITEMS AND
   INCOME TAXES ............     (201,627)   (3,261,819)      101,000        11,788      (158,990)
                               ==========    ==========    ==========    ==========    ==========

Loss for the period/year ...     (234,727)   (4,197,401)     (339,777)     (527,212)     (524,419)
Deficit - beginning of
   period/year .............   (8,469,002)   (4,271,601)   (3,931,824)   (3,812,612)   (3,416,958)
Future income tax benefit
   recognized on issuance
   of flow through shares ..         --            --            --         408,000       128,765
Deficit - end of period/year   (8,703,729)   (8,469,002)   (4,271,601)   (3,931,824)   (3,812,612)
Loss per share .............       $(0.00)       $(0.08)       $(0.01)       $(0.04)       $(0.07)

                                     US GAAP

                                  2007          2006          2005          2004          2003
                               ----------    ----------    ----------    ----------    ----------
Loss for the year - US GAAP    (5,680,063)   (2,977,506)   (1,500,839)   (1,983,032)   (1,368,429)

Loss per share - US GAAP ...       $(0.08)       $(0.06)       $(0.06)       $(0.14)       $(0.17)


                             TABLE 2: BALANCE SHEETS
                        YEARS ENDED OCTOBER 31 (AUDITED)

                                   2007            2006            2005            2004            2003
                               ------------    ------------    ------------    ------------    ------------
Assets:
Cash and cash equivalent ...      1,099,339         540,099         189,341          23,017          98,463
Tax credits recoverable ....           --              --              --            12,909            --
Goods and services tax
   recoverable .............        136,241          30,055          16,038           6,588           3,915
Prepaid expenses ...........         13,979           2,318             483           5,600             433
Mineral properties and
   deferred exploration
   costs ...................      6,351,417       2,083,357       3,526,941       2,466,879       1,011,059
Exploration advances .......         20,000           3,385            --              --              --
Equipment ..................           --               760           1,086           1,552            --
Other long term assets .....           --              --              --              --              --
                               ------------    ------------    ------------    ------------    ------------
TOTAL ASSETS ...............      7,620,976       2,659,974       3,733,889       2,516,545       1,113,870
                               ============    ============    ============    ============    ============

Accounts payable and accrued         63,353
   liabilities .............        356,327          62,204          48,981          67,447
Due to related party .......        437,080          46,677           4,280          10,688           3,946
Promissory note payable ....           --              --              --              --           350,000
Convertible debenture ......           --              --              --              --           125,000
                               ------------    ------------    ------------    ------------    ------------
TOTAL LIABILITIES ..........        793,407         108,881          53,261          74,041         546,393
                               ============    ============    ============    ============    ============

Share capital ..............     14,859,054      10,480,845       7,866,229       6,203,328       4,380,089
Contributed surplus ........        672,244         539,250         253,000         171,000          11,000
Share subscriptions
   receivable ..............           --              --          (167,000)           --              --
Deficit ....................     (8,703,729)     (8,469,002)     (4,271,601)     (3,931,824)     (3,812,612)
Total Shareholders' equity
   (deficit) ...............      6,827,569       2,551,093       3,680,628       2,442,504         567,477
                               ------------    ------------    ------------    ------------    ------------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY ....      7,620,976       2,659,974       3,733,889       2,516,545       1,113,870
                               ============    ============    ============    ============    ============
Number of Shares, Issued &
   Allotted ................    108,369,248      61,000,748      39,417,915      21,997,915      10,067,227


                                     US GAAP

                                   2007            2006            2005            2004            2003
                               ------------    ------------    ------------    ------------    ------------
Mineral properties and
   deferred exploration
   costs -  US GAAP ........           --             --             --             --              --

Total Shareholders' equity -
   US GAAP .................        476,152        467,736        153,687        (24,375)       (443,582)

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

--------------------------------------------------------------------------
Year Ended October 31st
--------------------------------------------------------------------------
2007            2006         2005          2004         2003
--------------- ------------ ------------- ------------ ------------------
0.9496          1.1328       1.2135        1.3145       1.4431
--------------- ------------ ------------- ------------ ------------------

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

--------------------------------------------------------------------------------
              MONTH                  HIGH                       LOW
--------------------------------------------------------------------------------

March 2008                          1.0265                     0.9841
--------------------------------------------------------------------------------

February 2008                       1.1059                     0.9717
--------------------------------------------------------------------------------

January 2008                        1.0294                     0.9905
--------------------------------------------------------------------------------

December 2007                       1.0216                     0.9784
--------------------------------------------------------------------------------

November 2007                       1.0007                     0.9168
--------------------------------------------------------------------------------

October 2007                        1.0002                     0.9496
--------------------------------------------------------------------------------

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company's five previous fiscal years are as follows:

--------------------------------------------------------------------------------

                                  COMPANY'S FISCAL YEAR ENDED
                                          OCTOBER 31
--------------------------------------------------------------------------------

                 2007         2006          2005          2004           2003
--------------------------------------------------------------------------------

High            1.1852       1.1670        1.1607        1.2194         1.3043
--------------------------------------------------------------------------------

Low             0.9496       1.1027        1.2703        1.3970         1.5903
--------------------------------------------------------------------------------

Average         1.0930       1.1328        1.2135        1.3147         1.4379
--------------------------------------------------------------------------------

Period End      0.9496       1.1227        1.1796        1.2209         1.3195
--------------------------------------------------------------------------------

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Annual Report all references herein are to Canadian Dollars.

On March 31, 2008, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.0275.

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

LACK OF EARNINGS AND CASH FLOW:
The Company has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow could force the Company to cease operations and investors in the Company will lose their entire investment. As at October 31, 2007, the Company's deficit was $(8,703,729).

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

UNCERTAINTY OF OBTAINING ADDITIONAL FUNDING REQUIREMENTS:
The Company has no earnings and will therefore require financing to complete its intended exploration programs. To date, the Company has funded its exploration programs through the issuance of its equity securities, and the Company will continue to need to fund its exploration programs in this manner until such time, if ever, that it generates revenues and profits. In addition, the current corporate plan envisions expenditures of approximately $1,687,832 for property payments and exploration expenses for this year. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to lose all or a portion of their investment.

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

VOLATILITY OF SHARE PRICE:
In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During Fiscal 2007, the Company's share price fluctuated between a low of $0.11 and a high of $0.405. Subsequent to Fiscal 2007, the Company's share price has fluctuated between a low of $0.21 and a high of $0.455. Fluctuation in the Company's share price is likely to continue, and could potentially increase, in the future.

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

The contact person in Vancouver, British Columbia, Canada is: Mr. Richard W. Hughes, President and Chief Executive Officer.

BUSINESS DEVELOPMENTS DURING FISCAL 2007

GOGAMA MOLY PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario.

DALE GOLD PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in the Porcupine Mining Division, Ontario.

OWL LAKE, ONTARIO

On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario.

METEOR LAKE, ONTARIO

On March 1, 2007, the Company entered into an option agreement to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario.

MCTAVISH PROPERTY AND MINE CENTER PROPERTY, ONTARIO

The McTavish Property and the Mine Center Property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

BUSINESS DEVELOPMENTS SUBSEQUENT TO FISCAL 2007

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company entered into an option agreement to acquire a 100% interest in the Jessop Gold Property, located in the Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. Consideration for the Property consists of $68,000 ($18,000 paid) and 300,000 shares (100,000 issued), payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% for an additional $500,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center. Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property. These rocks also appear to be cross-cut by east-west shearing similar to Timmins. Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grammes gold/ tonne.

Amador plans to conduct a detailed airborne VTEM survey over the property. This information will be used to identify structures and geology for drill testing that are potentially favourable for hosting Timmins style gold mineralization. The property is largely covered by till and swamp.

MEGGISI LAKE, ONTARIO

On November 1, 2007, the Company entered into an option agreement to acquire a 100% interest in the Meggisi Lake Property, located in Meggisi Lake Township, Kenora Mining Division, Ontario. Consideration for the Property consists of $90,000 ($12,000 paid) and 100,000 shares (25,000 issued), payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by road and is approximately 55 km southeast of Dryden. Prospecting in late 2007 discovered a series of quartz boulders containing molybdenum near the contact between mafic volcanic rocks and a granite intrusive. Molybdenum has also been discovered in narrow granitic dykes cutting the mafic volcanics. These recent new discoveries suggest the potential for a large molybdenum bearing system on the Meggisi Lake Property.

Meggisi Lake is the latest property to be added to Amador's growing stable of molybdenum properties in Ontario. Amador now has seven molybdenum properties at various stages of exploration.

FRIPP WEST

On February 14, 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, located in Fripp Township, Porcupine Mining Division, Ontario. Consideration for the Property consists of $20,000 and 200,000 shares, payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% of which may be purchased for an additional $500,000. The agreement is subject to acceptance by the TSX Venture Exchange.

The Property is accessible by road and is approximately 30 kilometres southwest of Timmins, Ontario. It is adjacent to the west boundary of Amador's Fripp Property. Amador also recently acquired Moneta Porcupine's copper occurrence that is adjacent to the Fripp's eastern boundary (see below). These acquisitions give Amador a significant land position in the area. The Fripp Property is underlain by mafic-ultramafic volcanics and intrusives that may be similar to rocks hosting Golden Chalice Resources' Langmuir nickel-platinum-palladium (PGM) discovery near Timmins.

Portions of Amador's original Fripp Property has been flown by Geotech's VTEM airborne system. Numerous strong coincidental electromagnetic and magnetic anomalies occur on the Fripp Property. Most of the property is covered by glacial till and overburden. However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies.

Amador plans to fly the remaining sections of the Property including the newly acquired Fripp West and Moneta copper occurrence that may still be open at depth. The Company then plans to drill test the Moneta occurrence at depth and the VTEM airborne anomalies.

MONETA LOVELAND PROPERTY

On March 11, 2008, the Company entered into a purchase agreement to purchase certain mineral claims known as the Moneta Property located in Byers, Loveland, Fripp, Godfrey and Jamieson Townships, Porcupine Mining Division, Ontario. Consideration for the Property is $500,000 and 1,350,000 shares payable over a three-year period. The agreement was accepted for filing by the Exchange on April 18, 2008.

PRIVATE PLACEMENT

The Company is arranging a private placement for up to 10,000,000 units. The financing will consist of flow-through units priced at $0.28 per unit and non flow-through units priced at $0.25 per unit. Each of the units will consist of either one flow-through or non flow-through common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share. Once resale restrictions on the shares having expired and upon the Company's shares trading at or above a weighted average trading price of $1.00 for 30 consecutive trading days the Company may give notice that the warrants will expire 30 days from the date of providing such notice in writing to warrant holders and via a news release. The first tranche of the financing closed on April 17, 2008 consisting of 3,928,569 units.

In accordance with TSX Venture Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to acceptance by the TSX Venture Exchange.

The proceeds of the private placement will be used for general working capital, exploration on the Company's Ontario properties, current property payments and new acquisitions.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

KENORA PROPERTY GROUP, ONTARIO

KENORA

A. In October 2002, the Company entered into a letter of intent for the assignment of an option agreement, followed by formal option agreements in January 2003, as amended on August 10, 2004, to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). Consideration, as amended, consisted of $35,000 to the assignor
(paid) and option payments made by the Company totaling $225,000 in February 2003, $250,000 in August 2003, $250,000 in August 2004 and $250,000 in August
2005. Finder's fees to a maximum of $300,000 was payable on the KPM Property, of which $103,282 was incurred.

GLASS GLAIMS

B. During fiscal 2004, the Company was granted an option to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The Company made option payments totaling $33,000 (subsequent to fiscal 2004).

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

Consideration for the Holloway 1 property, over a 4 1/2 period, consisted of $250,000 ($25,000 paid) and issue, over a 4-year period, 500,000 common shares of the Company (100,000 issued). On December 21, 2006, this agreement was terminated.

Consideration for the Holloway 2 property, over a 1-year period, was to pay $20,000 (paid) and issue 200,000 common shares of the Company (100,000 issued). On December 21, 2006, this agreement was terminated.

During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Holloway Property Group.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

May 6, 2005, the Company entered into an option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration was $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property was subject to a 2% NSR with a buy back of 1% for $750,000. During the year ended October 31, 2007, the Company abandoned and wrote off all costs incurred with respect to the Tetagouche Property.

From the proceeds of private placements completed during fiscal 2007, the Company paid the cash option payments on the following properties:

                                                               FIRST/SECOND/
                PROPERTY                       AMOUNT      THIRD/FOURTH PAYMENT
-----------------------------------------    ----------    --------------------
RED LAKE GROUP
    Todd ................................    $   18,000    Fourth Payment
    Maskootch ...........................    $   20,000    Fourth Payment

SILVERSTRIKE GROUP
    Silverstrike ........................    $   10,000    Third Payment
    Silver Claim ........................    $   20,000    Third Payment
    Capitol Silver ......................    $   10,000    Third Payment

DONOVAN BASIN
    Thompson ............................    $    5,000    Third Payment

    Kell ................................    $    5,000    Third Payment
    Hudson Bay ..........................    $   10,000    Third Payment

AJAX GROUP
    Banting Chambers ....................    $   10,000    Fourth Payment
Mennin Lake .............................    $   25,000    Third Payment
Forge Lake ..............................    $    3,628    Second Payment
Otter Pond ..............................    $    6,047    Second Payment
Gould Copper ............................    $   10,000    Second Payment
Hunter Gold .............................    $    5,000    Second Payment
Chapleau ................................    $   94,131    Annual Lease Payment
Willet ..................................    $    5,000    Second Payment
Savard Sharpe ...........................    $   15,000    Second Payment

HORWOOD GROUP
    Horwood Gold ........................    $   15,000    Second Payment
    Labbe ...............................    $   10,000    Second Payment
    Ross Windsor ........................    $    5,000    Second Payment
East Breccia ............................    $   25,000    Second Payment
Keith & Sewell ..........................    $   30,000    Second Payment
Anderson Lake ...........................    $   25,000    Second Payment
Patent Gold .............................    $   15,000    Second Payment
Morin ...................................    $   20,000    Second Payment

LOVELAND GROUP
    Loveland 1 ..........................    $   50,591    Second/Third Payments
    Loveland 2 ..........................    $   50,000    Second/Third Payments
Gogama Moly .............................    $   10,000    First Payment
Owl Lake ................................    $   10,000    First Payment
Dale Gold ...............................    $   15,000    First Payment
Meteor Lake .............................    $    5,900    Only Payment
                                             ----------
Total ...................................    $  558,297
                                             ==========

In addition, the Company paid staking costs of $4,980 for two properties (McTavish Property and Mine Center Property) during fiscal 2007.

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

PRINCIPAL MARKETS AND COMPETITIVE CONDITIONS

While the Company has not received any revenue from its current operations, it anticipates its markets, if and when they develop, will be based on Comex and/or London Metal Exchange (LME) prices.

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

D.       PROPERTY, PLANT AND EQUIPMENT

The Company does not own most of its equipment used to conduct its business. The Company's infrastructure is largely provided under management agreements.

The Company's corporate offices are located in Vancouver, British Columbia, Canada.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $496,615 for the year ended October 31, 2007, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

As of October 31, 2007, the Company's material assets are the exploration properties located in Ontario and British Columbia, described below:

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 ($39,000 paid) and issue 100,000 common shares of the Company (100,000 issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

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

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. Consideration is, over a 4-year period, to pay $88,000 ($48,000 paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

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

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey. This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology. The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential. Initial prospecting of the entire land package will commence when results of the VTEM survey are received. Prospecting and geochem sampling are also planned for the gridded area prior to trenching or drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY


On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 ($30,000 paid), issue 150,000 common shares of the Company (90,000 issued) and incur an aggregate of $80,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is, over a 4-year period, to pay $150,000 ($50,000 paid), issue 200,000 common shares of the Company (150,000 issued) and incur an aggregate of $200,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An initial grid with Induced Polarization (IP) survey has been completed.

A drill program was completed during the 2007 field season. Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

Twenty-three holes were drilled to test structures in 4 separate areas. Drill holes are summarized below. Area 4 had the most interesting results. Assays are pending for some of the samples and holes.

AREA 1
Hole AGSC07-01 was drilled beneath a surface trench copper (Cu) vein showing. Anomalous copper values were intersected ranging from 0.14% Cu over 0.30m to 0.46% Cu over 2.18m.

AREA 2
Hole AGSC07-02 was drilled to reproduce an historical hole with significant silver values to the north of the 1049 foot ramp decline and exploratory workings that Teck Corporation completed in 1983. The most significant intersection was 158g Ag/tonne over 1.35m drilled width.

AREA 3
Holes AGSC07-03, 04, 05, and 15 to18 were drilled to test the down-dip and strike extension of silver mineralization in the vicinity of historical underground workings. Assays are pending.

AREA 4
Holes AGSC07-06, 07, 08, 12, 13, 14, 19, 20, 21 were short holes designed to test to the north of an historical surface trench. Holes AGSC07-09, 10 and 11 tested beneath this trench. Most holes intersected a strong structure with calcite veining and wall rock alteration. Silver occurs within veins and the adjacent wall rock

The following table lists silver results received to date. Samples were sent to Expert Laboratory for Atomic Absorption (AA) and ICP analysis. Results are pending for holes AGSC07- 14, 19, and 20.

Metallic assays are also pending for higher grade silver sections of the veins. Metallic assaying is required when the core is expected to have a strong nugget effect due to the presence of visible native silver.

------------------- --------------------------------- --------------------------
Hole                Location                          Silver Grade
                                                      Drilled width
------------------- --------------------------------- --------------------------
AGSC07-06           Drilled  to test 15m north of an  31 g /t over 3.06m.
                    historical                        trench (Az 180 deg) A 0.42
                                                      m pulp metallic assay is
                                                      pending for part of this
                                                      section.
------------------- --------------------------------- --------------------------
AGSC07-07           Drilled on section under hole 6   63 g/t 11.03m
                                                      A 0.37 m pulp metallic
                                                      assay is pending for part
                                                      of this section.
------------------- --------------------------------- --------------------------
AGSC07-08           Drilled on section under hole 7   56 g/t over 0.97m
------------------- --------------------------------- --------------------------
AGSC07-09           Drilled   to  test   under   the  13g/t over 0.23m
                    historical trench
------------------- --------------------------------- --------------------------
AGSC07-10           Drilled on section under hole 9   191g/t over 2.58m
                                                      A 0.32 m pulp metallic
                                                      assay interval is pending
                                                      for part of this section.
------------------- --------------------------------- --------------------------
AGSC07-11           Drilled on section under hole 10  6g Ag/tonne over 0.43m
------------------- --------------------------------- --------------------------
AGSC07-12           Drilled  15 m  north  of  hole 6  506 g Ag/tonne over 2.32m
                    (Az 180 deg)
------------------- --------------------------------- --------------------------

------------------- --------------------------------- --------------------------
AGSC07-13           Drilled on section under hole 12  48 g/t over 1.60m
                                                      (includes 141g/t over
                                                      0.34m)
------------------- --------------------------------- --------------------------
AGSC07-21           Drilled  75 m  north  of hole 12  58 g/t over 11.01 m
                    and 13 (Az 180 deg)               A 0.31 m metallic assay is
                                                      pending for part of this
                                                      section
------------------- --------------------------------- --------------------------

Most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the 9 holes with results received to date have intersected high grade silver veins close to surface. In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get back ground data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that will be flown on Amador's Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps in the next few months.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is, over a 3-year period, to pay $35,000 ($20,000 paid), issue 350,000 common shares of the Company (200,000 issued) and incur an aggregate of $60,000 in exploration expenses over three years. There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

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

A.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($15,000 paid), issue 150,000 common shares of the Company (90,000 issued) and incur $60,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

B.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($15,000 paid), issue 150,000 common shares of the Company (90,000 issued) and incur $60,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

The Company has commenced drilling on the Property. Current drilling will test the down-dip and strike extent of historical showings as well as potential structures identified by the recent detailed ground magnetometer and electromagnetic (EM) surveys.

C.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 ($20,000 paid), issue 300,000 common shares of the Company (200,000 issued) and incur $60,000 in exploration expenses over three years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

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

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company (issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970's. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb, the current nickel price is over US$12/lb. The open pit and workings have remained flooded since 1976.

The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks. The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property. The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims. Two of these anomaly trends are intimately associated with the Ajax intrusion. A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact. The second feature has never been tested. Both of these anomalies are priority targets for the current drilling program.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

On December 5, 2007, Amador expanded its land position by optioning adjacent ground for consideration of $1,300,000 ($100,000 paid) in four installments by June 30, 2009. A royalty between 3% and 5% is payable with a 2.5% buy back for $1,000,000.

In February 2008, the Company commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property. The program will explore previously reported historical resources as well as new VTEM airborne geophysical targets that have never been tested.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 22, 2005, the Company acquired an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (paid), issue 150,000 common shares of the Company (issued) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

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

The Strathy Property is being assessed for nickel-copper-PGM mineralization potential as part of the Ajax work program. The Bompas property will be explored for moly mineralization.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, as amended on September 12, 2007, the Company acquired an option to earn a 100% interest in the Mennin Lake Property, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($62,000 paid), issue 300,000 common shares of the Company (150,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

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

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option to purchase a 100% interest in the Fripp Property, Ontario. Consideration consists of $5,000 (paid), 100,000 common shares (75,000 issued) and $20,000 in exploration expenditures (complete). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

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

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Consideration is, over a 4-year period, to issue 400,000 common shares of the Company (250,000 issued) and incur an aggregate of $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

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

During the 2005 and 2006 seasons geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown. A total of 685 soil samples were taken from the extended grid.

Results are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies with areas of shearing, silicification, sericitization and sulfide mineralization typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

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

3. A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are 162 ppm and arsenic varies from 14 to > 80 ppm.

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

Results are pending on a 2,000 meter diamond drilling completed in August 2007 on three different areas of gold mineralization which are:

1. The EM Showing a broad zone about one kilometer square in area with coincident soil anomalies in copper, lead, zinc and gold. A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold. Bedrock sampling in this target returned up to 2242 ppb gold.

2. The Powerline Showing discovered by Kootenay where an area of anomalous gold in rock and soils along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends.

3.       The  Root  Showing  a  semi-massive   to  massive   sulfide  vein  with
         characteristics similar to the Rossland veins. Airborne magnetics indicate the structure may continue for about 1 kilometer in strike.

In addition to the drill areas tested there are four other mineralized zones being sampled:

1. The Debbie Showing is a semi-massive sulfide occurrence with coincident soil, rock and geophysical anomalies trending anomaly along a 1.0 kilometer by 300 meter area open to the northeast. The lead, silver and gold values appear as discrete bulls eyes.

2. The Ag Anomaly is a northerly trending silver in soil anomaly between the Root and Debbie occurrences. This anomaly is about 100 meters wide by 450 meters long and open at both ends. It is also associated with the edge of a magnetic high anomaly which may reflect a mineralized structure.

3. The Hungry Man is an historic sulfide occurrence sitting on the flank of a discrete airborne EM anomaly measuring 100 meters by 350 meters which may reflect an area of stronger mineralization.

4. The Northeast EM target which is a discrete bulls eye EM anomaly on the northeast corner of the property about 100 meters in diameter.

The main types of mineralization found at Connor Creek are; semi-massive sulfide veins with characteristics similar to the Rossland Camp that produced nearly 3.0 million ounces of gold at an average grade of 0.4 ounces per tonne; and disseminated sulfides hosted in zones of shearing.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects). Mr. McDonald is a director of the Company.

BLACKSTOCK, OKE & FORD AND MCTAVISH PROPERTIES, ONTARIO

The Blackstock, Oke & Ford and McTavish Properties, all situated in Ontario, were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files. VTEM airborne geophysical surveys are being considered for these properties. These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization. These target areas would be follow-up by prospecting, ground geochem or geophysics prior to testing with drilling or trenching.

FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - $58,500 payable over three years ($34,000 paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The exploration costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - $158,500 payable over four years ($27,495 paid), 75,000 shares of Golden Chalice to be reimbursed at fair market value of the Golden Chalice shares as at the time of issuance, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these exploration costs.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

Compilation of existing data has been completed. The compilation identified a number of areas with the potential to host the extensions of existing copper zones as well as new copper zones. These target areas will be followed-up with prospecting, gridding and geophysics prior to testing by drilling or trenching.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration is, over a 3-year period, to pay $45,000 ($15,000 paid), issue 250,000 common shares of the Company (125,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option to earn a 100% undivided interest in the Willet Property, located in Willet Township, Ontario. Consideration is, over a 3-year period, to pay $30,000 ($10,000 paid), issue 200,000 common shares of the Company (100,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 75 kilometres southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 separate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (A recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In March, 2007 the Company announced the discovery of a new large gold zone on the Horwood Property. This new gold bearing zone was discovered during the December 2006 trenching program, but assay results were not received until 2007. Based on the results, the Company staked the entire Horwood Peninsula that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940's. Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date. All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold. A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples. The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold. Results to date indicate that gold mineralization is not restricted to the en-echelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

A third large gold bearing zone, the Gabbro zone, on the Horwood Property has been discovered. Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold. Highlights from some of the separate channel samples of this zone include the following gold grades 13.03 g/t over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79
g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres. Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres. A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t gold and 17 samples grading greater than 2.0 g/t gold. The Bend and the Quartz Blowout zone were first discovered in late 2006.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein, 56 channel samples were collected and assays are pending. Initial grab samples returned values over
1.0 g/t gold and 6 samples over 2.0 g/t gold,  including one grab sample grading
11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well. All zones are open in all directions.

Geophysical surveys consisting of magnetic and induced polarization surveys have been completed over the stripped areas and along strike as well. The results are presently being evaluated.

A geochemical survey, mobile metal ion (MMI) soil sample survey has also been completed. The results of this survey are pending and will be evaluated when results are received.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 ($30,000 paid) and issue 200,000 common shares of the Company (150,000 issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim for $6,000 (paid). There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 ($15,000 paid) and issue 200,000 common shares of the Company (100,000 issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Ross Windsor Property. Consideration is, over a 3-year period, to pay $35,000 ($10,000 paid), issue 175,000 common shares of the Company (50,000 issued) and incur an aggregate of $120,000 in exploration expenditures over two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($37,000 paid), issue 300,000 common shares (100,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. There is a 2% NSR payable, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on June 1, 2006.

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

Existing historical data has been compiled for the East Bx. The Company plans to complete a surface map of the breccia. This will be used to identify areas for detailed gridding, geophysics and geochem prior to drill testing to improve the molybdenum/copper/silver grade and/or tonnage potential of the East Bx.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.

The Keith-Sewell Property consists of two properties - the Keith Property and the Sewell Property. Consideration is, for the Keith and Sewell Property, over a 2-year period, to pay $90,000 ($51,000 paid), issue 420,000 common shares of the Company (250,000 issued) and incur an aggregate of $90,000 over three years. There is a 3% net smelter return on the Keith-Sewell properties of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3-year period, to pay $110,000 ($30,000 paid) and issue 220,000 common shares of the Company (60,000 issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

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

The Company has gridded part of the property and identified numerous mag and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling. Gridding and geophysics may also be expanded to follow existing zones on strike.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the Company acquired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($37,000 paid), issue 300,000 shares of the Company (100,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures. There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

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

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration is, over a 3-year period, to pay $70,000 ($30,000 paid), issue 250,000 common shares of the Company (100,000 issued) and incur an aggregate of $130,000 in exploration expenditures over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The Patent Gold Property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area.

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario. On May 18, 2006, the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

Consideration, for each of the Loveland properties, over a 5-year period, is to pay $300,000 ($75,000 paid on each property), issue 600,000 common shares of the Company (200,000 issued for each property) and incur an aggregate of $150,000 in exploration expenditures for each property over five years. There is a 3% net smelter return on each property of which two-thirds may be purchased for $2,000,000 per property. In Loveland addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The agreements were accepted for filing by the Exchange on July 19, 2006.

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

In November 2007, drilling was commenced on the Byers-Loveland Property. The mineralized zone has been traced for approximately 150 meters below surface. However, the down plunge extent of the mineralization has never been adequately tested. Amador plans to drill a number of deep holes beneath the mineralized zone to test for the down plunge extension of the mineralized zone, as well as to intersect any additional zones at depth. Once the holes are completed they will be surveyed using borehole EM to help vector in on additional mineralization. The Company initiated a second phase drill program in April 2008..

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company acquired 6 mineral claims situated in the Chewett Township, Ontario for $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysical surveys, completed in April 2007, have outlined a number of circular airborne magnetic anomalies under lakes or overburden areas that could be kimberlite pipes. Geochem sampling will be carried out for some of the targets prior to being considered for testing by drilling to test for kimberlite potential.

GOGAMA MOLY PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration is, over a 2-year period, to pay $45,000 ($10,000 paid) issue 200,000 shares of the Company (50,000 issued) and incur an aggregate of $75,000 in exploration expenditures over two years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on February 20, 2007.

The Gogama Moly Property is located in Moher Township, consists of 1 claim totaling 16 units for 640 acres and is accessed by an all weather gravel road off of highway 144. The claim covers a government documented occurrence of molybdenite located on the contact between a porphyritic granite and amphibolitized schist and gneiss. The molybdenum occurred in a quartz vein that has been exposed for 6 metres. No work has been recorded since the initial discovery by the government geologists in 1968. Amador plans to conduct prospecting and mapping on the Property.

OWL LAKE, ONTARIO

On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario. Consideration for the property consists of $10,000 (paid) cash and $80,000 payable in cash or share equivalent based on the average trading price of the Company's shares over the previous 10 days from the payment date over two years. The property is subject to a 2% net smelter return royalty, of which half may be purchased for $500,000. The agreement was accepted for filing the Exchange on August 7, 2007.

DALE GOLD PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario. Consideration is, over a 2-year period, to pay $55,000 ($15,000 paid) and issue 300,000 common shares of the Company (75,000 issued). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on March 26, 2007.

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

METEOR LAKE, ONTARIO

On March 1, 2007, the Company entered into an option agreement to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario. The Company's partners in this agreement include Klondike Gold Corp. ("Klondike Gold") (20%), Golden Chalice Resources Inc. ("Golden Chalice") (20%) and Hastings Management Corp. (40%). Klondike Gold and Golden Chalice are public companies related by common directors. Hastings Management is a private company owned as to 100% by Richard W. Hughes, the President and a director of the Company. Consideration for the property consists of $20,000 (20% paid by the Company and the balance by its partners) and 200,000 shares of Klondike Gold. The Company will reimburse Klondike Gold for the value of the shares up to 20%, based on the closing price of the shares as at the date of issuance. The agreement was submitted by Klondike Gold to the TSX Venture Exchange and was accepted for filing by the Exchange on March 28, 2007.

In 2006, Klondike Gold (as operator on the property) contracted a placer consultant to undertake an initial sampling program on the property to assess the placer gold grade and extraction potential for part of the property. The results from this work are being analyzed.

MCTAVISH PROPERTY AND MINE CENTER PROPERTY, ONTARIO

The McTavish Property and the Mine Center Property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

CHAPLEAU PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) ("Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000
(paid), plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture was formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Chalice as the operator.

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

Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties. Sample results and assessment of this initial work are pending. Geophysical and geochemical work is on-going to evaluate all the targets on the large land package. Once the results are compiled, targets will be identified for trenching and drilling.

SAVARD & SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option to earn a 100% undivided interest in the Savard-Sharpe Property, located in Savard & Sharpe Townships, Ontario (the "Option"). Consideration is, over a 3-year period, to pay $175,000 ($25,000 paid). There is a 2% NSR payable, half of which may be purchased by the Company for $500,000.

This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds.

Ground magnetometer surveys have been completed over many of the airborne magnetic anomalies that could represent potential kimberlites. Field work to assess the kimberlite potential of the magnetic anomalies is planned.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario and the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"), a wholly-owned subsidiary of the Company. Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing. As disclosed in this Annual Report, the Company has arranged a $3,000,000 financing. Once this financing is completed, the Company will meet the minimum listing requirements of the TSX Venture Exchange, which will enable it to complete the spinoff of Diamondcorp.

ITEM 4A  UNRESOLVED STAFF COMMENTS

         Not Applicable

     MAP OF ONTARIO INCLUDING THE TODD, MASKOOTCH, KELL MINE, SILVER STRIKE, SILVERCLAIM, THOMPSON, AJAX, STRATHY, BANTING CHAMBERS, MENNIN LAKE, FRIPP,
   FRIPP WEST, HUNTER GOLD, CHAPLEAU, WILLET, SAVARD SHARPE, BOMPASS-STRATHY,
      HORWOOD GOLD, LABBE, ROSS WINDSOR, MORIN, KEITH SEWELL, EAST BRECCIA, GOULD COPPER, PATENT GOLD, LOVELAND, ANDERSON LAKE, CHEWETT, BLACKSTOCK,
         OKE, FORD, FORGE LAKE, OTTER POND, GOGAMA, DALE GOLD, OWL LAKE
                      METEOR LAKE, McTAVISH AND MINE CENTER
                 MEGGISSI LAKE AND JESSOP PROPERTIES IN ONTARIO

Graphic is included as Exhibit 15.1 to this Form 20-F

           MAP OF BRITISH COLUMBIA INCLUDING THE CONNOR CREEK PROPERTY

Graphic is included as Exhibit 15.2 to this Form 20-F

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and changes in financial condition and results of operations of the Company for the year ended October
31, 2007, the year ended October 31, 2006 and the year ended October 31, 2005 should be read in conjunction with our financial statements and related notes included therein. The Company's financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to Canadian GAAP. In addition, shareholders' equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred. Note 10 of the October 31, 2007 financial statements sets forth the material differences between Canadian and U.S. GAAP.

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

A.       OPERATING RESULTS

FISCAL YEAR ENDED OCTOBER 31, 2006 (AUDITED) VS. FISCAL 2005

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

FISCAL YEAR ENDED OCTOBER 31 2007 (AUDITED) VS. FISCAL 2006)

There is no revenue for the year ended October 31 2007 (2006 - Nil). For the year ended October 31 2007, the Company had a net loss and comprehensive loss of $234,727 versus $4,197,401 for the year ended October 31 2006 and $339,777 for the year ended October 31 2005. The significant different is a future income tax recovery recognized on issuance of flow through shares (2007 - $1,177,276; 2006
- $223,689; 2005 - $101,000). Expenses for management fees for the year ended October 31 2007 of $496,615 (2006 - $395,760; 2005 - $137,000) were paid to a company owned 100% by a director of the Company. Other expenses for the year ended October 31 2007 include $290,683 (2006 - $290,461; 2005 - $107,551) for consulting  fees and $140,000 (2006 - $286,000;  2005 - $79,000) for stock based compensation. The stock based compensation expense related to the Company granting options during the year and is required to expense the options when they are granted according the Black & Scholes Option Pricing Model. While all the options were granted at the market price, the Option Pricing Model called for this expense. The other significant difference is Part XII.6 tax from $9,056 in 2006 to $105,322 in 2007 related to flow-through renunciations made in 2006 but not incurred until the following year.

Exploration costs, net of mineral costs written off during the year, totalled $3,291,781 for fiscal 2007 as compared to $(1,159,925) for fiscal 2006. If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP. As a result, net loss under U.S. GAAP for fiscal 2007 would be $(5,680,063) (versus $(234,727) under Canadian GAAP), as compared to $(2,977,506) under U.S. GAAP for fiscal 2006 (versus $(4,197,401) under Canadian
GAAP). Net loss per share under U.S. GAAP for fiscal 2007 would be $(0.08) (versus $(0.00) under Canadian GAAP), as compared to $(0.06) under U.S. GAAP for fiscal 2006 (versus $(0.08) under Canadian GAAP).

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,500 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $685,737 and $374,325 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

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

FISCAL 2007

The Company had working capital of $456,152 at October 31, 2007 compared to working capital of $463,591 at October 31, 2006.

In fiscal 2007, the Company closed the following private placements:

o 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.15 per share until December 21, 2008.

o 2,350,000 units (of which 1,600,000 are flow-through units and 750,000 are non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase on additional common share at an exercise price of $0.15 per share until December 21, 2008.

o 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share until May 23, 2008 or at an exercise price of $0.15 per share until May 23, 2009.

o 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.30 until September 21, 2009. The Company received $626,250 by October 31, 2007. The outstanding amount of $10,000 was received in November 2007.

In addition, during the year the Company raised $37,250 through the exercise of 345,000 options, $1,628,200 through the exercise of 15,493,500 warrants and issued 1,470,000 shares for property acquisitions.

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

EFFECTS OF U.S. GAAP

Under Canadian GAAP, exploration costs related to our mineral properties are capitalized and are written off if the properties are abandoned or sold or if management decides not to pursue the properties. The capitalized costs are shown as an asset "Mineral properties" on our balance sheet. Under U.S. GAAP, exploration costs related to our mineral properties are expensed as incurred, which decreases our deficit and total assets by a like amount. Cumulative capitalized exploration costs totalled $6,351,417 for fiscal 2007 as compared to $2,083,357 for fiscal 2006, which resulted in a total stockholders' equity under U.S. GAAP for fiscal 2007 of $476,152 (versus $6,827,569 under Canadian GAAP), as compared to fiscal 2006 total stockholders' equity of $467,736 under U.S. GAAP for the prior year period (versus stockholders' equity of $2,551,093 under Canadian GAAP), and resulted in total mineral property assets under U.S. GAAP for fiscal 2007 of $Nil (versus $6,351,417 under Canadian GAAP), as compared to fiscal 2006 total assets of $Nil under U.S. GAAP for the prior year (versus $2,083,257 under Canadian GAAP).

fiscal 2006 total assets of $Nil under U.S. GAAP for the prior year (versus $2,083,257 under Canadian GAAP).

STOCK BASED COMPENSATION PLAN

The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date. Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

CORPORATE PLAN

The current corporate plan envisions expenditures of approximately $776,819 for property payments for this year. Plans for obtaining the funds include private placements and exercise of warrants.

The Company intends to complete financings to conduct further exploration on its properties. These proposed financings will include funds for general corporate purposes. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations. See Item 3.D., "Risk Factors - Uncertainty of Obtaining Additional Funding Requirements."

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information about the payment schedule for the Company's known contractual obligations:

------------------- ----------------------------------------------------------------------------------------------------------------
                                                  OPTION PAYMENTS REQUIRED TO RETAIN PROPERTY INTERESTS
------------------- ---------------------------- --------------------------- --------------------------- ---------------------------
CONTRACTUAL                    TOTAL                  LESS THAN 1 YEAR               1-3 YEARS                    3-5 YEARS
OBLIGATIONS
------------------- ---------------------------- --------------------------- --------------------------- ---------------------------
PROPERTY NAME       PROPERTY      PROPERTY       PROPERTY      PROPERTY      PROPERTY     PROPERTY       PROPERTY      PROPERTY
                    PAYMENT       EXPENDITURE    PAYMENT       EXPENDITURE   PAYMENT      EXPENDITURE    PAYMENT       EXPENDITURE
=================== ============= ============== ============= ============= ============ ============== ============= =============
RED LAKE PROPERTY
GROUP
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Todd Township            $30,000            N/A       $30,000           N/A          N/A            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Maskootch Lake           $40,000            N/A       $40,000           N/A          N/A            N/A           N/A           N/A
=================== ============= ============== ============= ============= ============ ============== ============= =============
SILVER STRIKE
GROUP
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Silver Strike            $20,000        $80,000       $10,000       $22,069      $10,000        $57,931           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Silverclaim             $100,000            N/A       $50,000           N/A      $50,000            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Kell Mine                $15,000        $31,654        $5,000       $31,654      $10,000            N/A           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Thompson                 $15,000            N/A        $5,000           N/A      $10,000            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Capitol Silver           $15,000        $51,110       $15,000       $51,110          N/A            N/A           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Hudson Bay               $15,000        $23,275       $15,000       $23,275          N/A            N/A           N/A           N/A
Silver Mine                         (AGGREGATE)
=================== ============= ============== ============= ============= ============ ============== ============= =============
AJAX GROUP
(SEE NOTE BELOW)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Banting Chambers             N/A        $91,339           N/A       $91,339          N/A            N/A           N/A           N/A
                                    (AGGREGATE)
=================== ============= ============== ============= ============= ============ ============== ============= =============
Mennin Lake              $80,000        $72,045       $30,000       $12,045      $50,000        $60,000           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Connor Creek                 N/A       $253,003           N/A           N/A          N/A       $253,003           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Hunter Gold              $25,000        $73,182       $25,000       $73,182          N/A            N/A           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Willet                   $10,000        $73.480       $10,000       $50,000          N/A        $23,480           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Horwood Gold             $20,000            N/A       $20,000           N/A          N/A            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Labbe                    $15,000            N/A       $15,000           N/A          N/A            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Ross Windsor             $25,000       $119,364       $10,000       $70,000      $15,000        $49,364           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Savard & Sharpe         $100,000            N/A      $100,000           N/A          N/A            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
East Breccia            $105,000       $108,981       $25,000       $50,000      $80,000        $58,981           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Gould Copper             $28,000        $53,982       $13,000       $50,000      $15,000         $3,982           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Patent Gold              $40,000       $129,162       $20,000       $75,000      $20,000        $54,162           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Loveland 1              $200,000       $142,079       $25,000       $50,000     $175,000        $92,079           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Loveland 2              $200,000        $97,240       $25,000       $50,000     $175,000        $47,240           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Keith                    $39,000        $38,901       $39,000       $38,901          N/A            N/A           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Morin                    $80,000            N/A       $30,000           N/A      $50,000            N/A           N/A           N/A
-------------------------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Anderson Lake           $105,000       $146,643       $25,000       $60,000      $80,000        $86,643           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Forge Lake                $4,600            N/A        $4,600           N/A          N/A            N/A           N/A           N/A
(50% Joint Venture)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Cowie                    $19,274        $38,548       $19,274       $38,548          N/A            N/A           N/A           N/A
(50% Joint Venture)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Esquega/Corbiere         $39,445        $78,890       $39,445       $78,890          N/A            N/A           N/A           N/A
(50% Joint Venture)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------




------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Otter Pond               $11,500            N/A       $11,500           N/A          N/A            N/A           N/A           N/A
(50% Joint Venture)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Gogama                   $35,000        $74,060       $15,000       $25,000      $20,000        $49,060           N/A           N/A
                                    (AGGREGATE)
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Dale Gold                $40,000            N/A       $15,000           N/A      $25,000            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Owl Lake                 $80,000            N/A   $30,000 (1)           N/A  $50,000 (1)            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Jessop                   $50,000            N/A       $20,000           N/A      $30,000            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Meggissi                 $78,000            N/A           N/A           N/A      $48,000            N/A       $30,000           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
Fripp West               $20,000            N/A       $10,000           N/A      $10,000            N/A           N/A           N/A
------------------- ------------- -------------- ------------- ------------- ------------ -------------- ------------- -------------
TOTAL                 $1,699,819     $1,776,938      $746,819      $941,013     $923,000       $835,925       $30,000           N/A
------------------- ---------------------------- --------------------------- --------------------------- ---------------------------
GRAND TOTAL                 $3,476,757                   $1,687,832                  $1,758,925                    $30,000
------------------- ---------------------------- --------------------------- --------------------------- ---------------------------

(1)      or share equivalent

Notes:   a)       The other  properties in the Ajax Group (the Ajax Property and the Strathy Property) have been fully paid for;

         b)       The Company has no contractual obligations beyond five years.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RICHARD W. HUGHES (age 74) has been a Director of the Company since December 19, 2002. Mr. Hughes was appointed the President and Chief Executive Officer of the Company on May 11, 2005. Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies primarily in the mineral exploration industry. In addition, Mr. Hughes is currently involved with the following companies that are reporting companies in British Columbia and Alberta:

----------------------------- --------------------------- ---------------------
NAME OF COMPANY               POSITION                    TERM OF SERVICE
----------------------------- --------------------------- ---------------------
Abitibi Mining Corp.          President and Director      Jun/1983 to present
Golden Goliath Resources Ltd. Director                    Jun/1998 to present
Kalahari Resources Inc.       Director                    Feb/1994 to present
Klondike Gold Corp.           President and Director      Aug/1985 to present
Alamos Gold Corp.             Director                    Mar/2000 to present
Radiant Resources Inc.        Director                    Aug/1997 to present
Sedex Mining Corp.            President and Director      Nov/1980 to present
                              Director                    Oct/1988 to present
Golden Chalice Resources Inc. President and Director      Feb/2004 to Nov/2004
                              Chairman of the Board and
                                Director                  Nov/2004 to present
Chalice Diamond Corp.         Director                    July 2006 to present
Genco Resources Ltd.          Director                    Nov 10/04 to present
Gryphon Gold Corporation      Director                    June 2003 to present
Klondike Silver Corp.         Director                    March 2005 to present
Kootenay Gold Inc.            Director                    March 2005 to present
Fortune River Resources Corp. Director                    July 2002 to present


Mr. Hughes is widely recognized as one of the discoverers of the Hemlo gold mines in Ontario and was involved in the discovery of the Balmoral Mine in Quebec. He was also instrumental in discovering and launching the production of the Sleeping Giant Mine (owned jointly by Aurizon Mines and Cambior), as well as the Beaufor Mine, owned by Aurizon.

ALAN D. CAMPBELL (age 63) has been a Director and the Chief Financial Officer of the Company since May 11, 2005. Mr. Campbell is an independent business consultant and a director and officer of the following other mining and exploration companies:

----------------------------- -------------------- -----------------------------
NAME OF COMPANY               POSITION             TERM OF SERVICE
----------------------------- -------------------- -----------------------------
Abitibi Mining Corp.          Director             April 24, 2006 to present
Chalice Diamond Corp.         Director             July 31, 2006 to present
Kalahari Resources Inc.       Director             Feb. 15/94 to present
Golden Chalice Resources Inc. Director             Feb. 2/04 to present
Klondike Silver Corp.         Director             July 2005 to present
Klondike Gold Corp.           Director             August 22, 2006 to present
Sedex Mining Corp.            Director             April 24, 2006 to present

LYNN W. EVOY (age 68) has been a Director of the Company since July 31, 2000. Mr. Evoy has been involved with many companies on various stock exchanges, serving as president, director and secretary since 1980. He is a pilot and was a Captain for Canadian Airlines, flying over 33 years until his retirement in 1999. Mr. Evoy was also a director of Golden Chalice Resources Inc. (from 1999 to February 2004).

JOHN KEATING (age 51) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005. From January 2000 to September 2004, Mr. Keating was the President of Black Bull Resources where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating worked for the federal government for 10 years as a Senior Commodity/Policy Analyst in the Department of Natural Resources. Prior to that, he served as Exploration Project Manager for Noranda Exploration Company Limited for 11 years working out of their Timmins, Vancouver, Kamloops and Yellowknife offices over that period. Since November 2004, Mr. Keating has been the President, Chief Executive Officer and a Director of Golden Chalice Resources Inc. Mr. Keating is also President and a Director of Chalice Diamond Corp. a Director of Klondike Silver Corp. and a Director of Abitibi Mining Corp.

JAMES M. MCDONALD, P.Geo. (age 47) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005 and has served as a director and/or officer of the following companies:

----------------------------- --------------------- ----------------------------
NAME OF COMPANY               POSITION              TERM OF SERVICE
----------------------------- --------------------- ----------------------------
Genco Resources Ltd.          President & Director  2003 to present
Alamos Gold Inc.              Director              June 16/83 to present
Kootenay Gold Inc.            Director              March 7/05 to present
Golden Chalice Resources Inc. Director              Feb. 2/04 to present
----------------------------- --------------------- ----------------------------

JOSEPH MONTGOMERY, PhD., P.Eng. (age 80), a consulting geologist, has been a Director of the Company since September 19, 2005. Mr. Montgomery is a director and officer of the following other mining and exploration companies:

----------------------------- -------------------- -----------------------------
NAME OF COMPANY               POSITION             TERM OF SERVICE
----------------------------- -------------------- -----------------------------
Abitibi Mining Corp.          Director             June 16/83 to present
Klondike Gold Corp.           Director             August 15/85 to present
Golden Chalice Resources Inc. Director             Feb. 2/04 to present
Sedex Mining Corp.            Director             1997 to present
Daren Industries Ltd.         Director             June 1993 to present
Kalahari Resources Inc.       Director             November 2005
----------------------------- -------------------- -----------------------------

LINDA S. BRENNAN (age 52), is an independent business consultant that has been involved with many companies on the TSX Venture Exchange and is the Corporate Secretary for Amador Gold Corp., Abitibi Mining Corp., Chalice Diamond Corp., Kalahari Resources Inc., Golden Chalice Resources Inc., Klondike Silver Corp., Klondike Gold Corp. and Sedex Mining Corp.

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

The following table sets forth details of the compensation paid during the Company's fiscal year ended October 31, 2007 to directors and senior management:

                                                                               LONG-TERM COMPENSATION
                                                                    -------------------------------------------
                                              ANNUAL COMPENSATION              AWARDS                PAYOUTS
                                  --------------------------------- ------------------------------ ------------
                                                                      SECURITIES     RESTRICTED
                                                         OTHER          UNDER         SHARES OR                       ALL
                                                         ANNUAL        OPTIONS/       RESTRICTED                     OTHER
                                                         COMPEN-         SARS           SHARE         LTIP          COMPEN-
                                   SALARY     BONUS      SATION       GRANTED(1)        UNITS        PAYOUTS        SATION
NAME AND PRINCIPAL POSITION  YEAR    ($)       ($)        ($)             (#)            ($)           ($)            ($)
---------------------------- ---- ---------- -------- ------------- ---------------- ------------- ------------ ------------
Richard W. Hughes            2007    Nil       Nil      $78,000       400,000/Nil        Nil           Nil          Nil
(PRESIDENT AND CHIEF
EXECUTIVE OFFICER)
---------------------------- ---- ---------- -------- ------------- ---------------- ------------- ------------ ------------
Alan Campbell                2007    Nil       Nil      $42,000       205,000/Nil        Nil           Nil          Nil
(CHIEF FINANCIAL OFFICER)
---------------------------- ---- ---------- -------- ------------- ---------------- ------------- ------------ ------------




Lynn W. Evoy                 2007    Nil       Nil      $12,000       50,000/Nil         Nil           Nil          Nil
(DIRECTOR)
---------------------------- ---- ---------- -------- ------------- ---------------- ------------- ------------ ------------
John Keating                 2007    Nil       Nil      $36,000       125,000/Nil        Nil           Nil          Nil
(VICE-PRESIDENT,
EXPLORATIONS)
---------------------------- ---- ---------- -------- ------------- ---------------- ------------- ------------ ------------
James M. McDonald            2007    Nil       Nil      $12,000       50,000/Nil         Nil           Nil          Nil
(DIRECTOR)
---------------------------- ---- ---------- -------- ------------- ---------------- ------------- ------------ ------------
Joseph Montgomery            2007    Nil       Nil        Nil         50,000/Nil         Nil           Nil          Nil
(DIRECTOR)
---------------------------- ---- ---------- -------- ------------- ---------------- ------------- ------------ ------------

Notes:

(1)      Figures  represent  options  granted  during  a  particular  year.  See
         "Aggregate   Options"  table  for  the  aggregate   number  of  options
         outstanding at year end. SARs refers to Stock Appreciation Rights.

                                AGGREGATE OPTIONS

     --------------------------------------- -------------------------------
                    Director                 NO. OF OPTIONS OUTSTANDING AS
                                                  AT OCTOBER 31, 2007
     --------------------------------------- -------------------------------
     Richard W. Hughes                       2,325,000 (1)
     --------------------------------------- -------------------------------
     Alan D. Campbell                          775,000 (2)
     --------------------------------------- -------------------------------
     Lynn W. Evoy                              315,000 (3)
     --------------------------------------- -------------------------------
     John Keating                              550,000 (4)
     --------------------------------------- -------------------------------
     James McDonald                            290,000 (5)
     --------------------------------------- -------------------------------
     Joseph Montgomery                         170,000 (6)
     --------------------------------------- -------------------------------

(1) Incentive stock options for an aggregate of 2,325,000 common shares, of which (i) 85,000 were granted on December 19, 2002 exercisable on or before December 18, 2007 at an exercise price of $0.20 per share; (ii) 62,000 were granted on March 3, 2003 exercisable on or before March 2, 2008 at an exercise price of $0.20 share; (iii) 70,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (iv) 883,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (v) 175,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (vi) 650,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (vii) 400,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(2) Incentive stock options for an aggregate of 775,000 common shares, of which (i) 250,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share and (ii) 50,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 70,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iv) 200,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and 205,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(3) Incentive stock options for an aggregate of 315,000 common shares, of which (i) 62,000 were granted on March 3, 2003 exercisable on or before March 2, 2008 at an exercise price of $0.20 share; (ii) 140,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (iii) 13,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iv) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (v) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(4) Incentive stock options for an aggregate of 550,000 common shares, of which (i) 325,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; (ii) 50,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iv) 125,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(5) Incentive stock options for an aggregate of 290,000, of which (i) 200,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; (ii) 20,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iv) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(6) Incentive stock options for an aggregate of 170,000, of which (i) 100,000 were granted on November 18, 2006 exercisable on or before November 17, 2011 at an exercise price of $0.10 per share; (ii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iii) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $496,615 for the year ended October 31, 2007, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

OTHER COMPENSATION

No amounts have been set aside or accrued by the Company during fiscal 2007 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Company. Except as discussed in "Options to Purchase Securities From Company", the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors and senior management.

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

C.       BOARD PRACTICES

The Company's Board of Directors consists of six members. The directors are elected and the officers are re-appointed at the annual general meeting of shareholders. Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at the Company's annual meeting of shareholders and entitled to vote at such election. Each director holds office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. The last annual general meeting was held on March 25, 2008, and the terms of office of each of our current directors and officers will expire at our next annual general meeting.

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

E.       SHARE OWNERSHIP

At February 19, 2008 (the voting record date for the March 25, 2008 annual general meeting), directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over common shares of the Company as follows:

------------------ -------------------------------------- --------------- ----------------
       NAME                      POSITION                     SHARES         % OF SHARES
                                                                             OUTSTANDING
------------------ -------------------------------------- --------------- ----------------
Richard W. Hughes  President, Chief Executive Officer &   12,033,000 (1)         10.4%
                   Director
------------------ -------------------------------------- --------------- ----------------
Alan D. Campbell   Chief Financial Officer & Director        713,000               .61%
------------------ -------------------------------------- --------------- ----------------
Lynn W. Evoy       Director                                  446,000 (2)           .38%
------------------ -------------------------------------- --------------- ----------------
John Keating       Vice-President, Exploration & Director    100,000               .09%
------------------ -------------------------------------- --------------- ----------------
James M. McDonald  Director                                  230,000               .20%
------------------ -------------------------------------- --------------- ----------------
Joseph Montgomery  Director                                      Nil                Nil
------------------ -------------------------------------- --------------- ----------------
Linda Brennan      Corporate Secretary                       200,000               .17%
------------------ -------------------------------------- --------------- ----------------

(1) Of these shares, a total of 4,325,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes; and

(2) Of these shares, a total of 230,000 shares are held by Jo-Ann Evoy, wife of Lynn W. Evoy.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

In order to attract and retain highly qualified personnel, the Company provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the "TSXV") and its Board of Directors. The Company has a stock option plan (the "Plan") that was approved by its shareholders at its last annual general meeting held on March 25, 2008. The Plan is administered by the Company's Board of Directors.

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

As at March 31, 2008, the following stock options were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
   NUMBER OF OPTIONS              EXERCISE PRICE                EXPIRY DATE
--------------------------------------------------------------------------------
       380,000                       $ 0.20                 January 5, 2009
--------------------------------------------------------------------------------
      1,510,000                      $ 0.10                 July 28, 2010
--------------------------------------------------------------------------------
      1,301,000                      $ 0.10                 November 17, 2010
--------------------------------------------------------------------------------
        625,000                      $ 0.20                 February 2, 2011
--------------------------------------------------------------------------------
      1,415,000                      $ 0.15                 July 6, 2011
--------------------------------------------------------------------------------
        112,500                      $ 0.15                 November 3, 2011
--------------------------------------------------------------------------------
      1,828,000                      $ 0.12                 April  18, 2012
--------------------------------------------------------------------------------
      7,171,500
--------------------------------------------------------------------------------

As at March 31, 2008, the following options have been exercised by the current directors of the Company:

--------------------------------------------------------------------------------
 DIRECTOR            NO. OF OPTIONS       EXERCISE PRICE       EXERCISE DATE
--------------------------------------------------------------------------------
Lynn W. Evoy             85,000                $0.10          April 27, 2007
--------------------------------------------------------------------------------
Richard W. Hughes        85,000                $0.10          December 18, 2007
--------------------------------------------------------------------------------
Lynn W. Evoy             62,000                $0.20          February 22, 2008
--------------------------------------------------------------------------------
Richard W. Hughes        62,000                $0.20          March 11, 2008
--------------------------------------------------------------------------------
TOTAL:                  294,000
--------------------------------------------------------------------------------

At March 31, 2008, the following share purchase warrants, in connection with private placement financings, were outstanding:

                            SHARE PURCHASE WARRANTS:

-------------------------------------------------------------------------------
NUMBER OF WARRANTS           EXERCISE PRICE                    EXPIRY DATE
-------------------------------------------------------------------------------
        11,715,833               $ 0.20                    May 17, 2008
-------------------------------------------------------------------------------
        12,195,000               $ 0.15                    December 27, 2008
-------------------------------------------------------------------------------
         2,000,000               $ 0.15                    December 21, 2008
-------------------------------------------------------------------------------
        10,632,500   $ 0.12 (1st yr);  $0.15 (2nd yr)      May 28, 2008 and 2009
-------------------------------------------------------------------------------
         2,545,000               $ 0.30                    September 10, 2009
-------------------------------------------------------------------------------
        39,088,333
-------------------------------------------------------------------------------

As at March 31, 2008, the following share purchase warrants have been exercised by the current directors of the Company:

-------------------------------------------------------------------------------------
DIRECTOR OR ASSOCIATED COMPANY   NO. OF WARRANTS  EXERCISE PRICE   EXERCISE DATE
-------------------------------------------------------------------------------------
Alan D. Campbell                      250,000        $ 0.10        September 14, 2007
-------------------------------------------------------------------------------------
Richard W. Hughes                   1,100,000        $ 0.10        October 3, 2007
-------------------------------------------------------------------------------------
Hastings Management Corp. (1)       1,000,000        $ 0.10        October 3, 2007
-------------------------------------------------------------------------------------
Richard W. Hughes                   1,000,000        $ 0.10        January 14, 2008
-------------------------------------------------------------------------------------
Hastings Management Corp.             250,000        $ 0.10        January 14, 2008
-------------------------------------------------------------------------------------
                   TOTAL:           3,600,000
-------------------------------------------------------------------------------------

(1) Hastings Management Corp. is a private company owned as to 100% by Richard W. Hughes.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).

As of February 19, 2008 (the voting record date for the March 25, 2008 annual general meeting), the only persons or company holding RECORD OWNERSHIP of common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

------------------ ----------------------------- ---------------------
      NAME               NUMBER OF SHARES              PERCENTAGE
------------------ ----------------------------- ---------------------
CDS & Co.                  106,201,486                       9.2%
------------------ ----------------------------- ---------------------

NOTE: CDS & Co. is a depository enterprise. It is the Company's understanding that CDS & Co. holds the specified common shares as shareholders of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Company unless the shareholders voluntarily elect to contact the Company or request disclosure of his, her or its identity. The Company is unaware of the identities of the beneficial owners of these common shares.

As of February 19, 2008 (the voting record date for the March 25, 2008 annual general meeting), to the knowledge of the Company the only persons or company who BENEFICIALLY OWNED directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

---------------------- ---------------------- -----------------------
         NAME              NUMBER OF SHARES         PERCENTAGE
---------------------- ---------------------- -----------------------
Richard W. Hughes             12,033,000 (1)                   10.4%
---------------------- ---------------------- -----------------------
Munday Home Sales Ltd.         9,000,000 (1)                    7.8%
---------------------- ---------------------- -----------------------

     (1) Munday Home Sales Ltd. is a private company owned as to 100% by Maxwell Munday;
     (2) Of these shares, a total of 4,325,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes, a director and officer of the Company.

The information as to shares beneficially owned, not being with the knowledge of the Company, has been furnished by the respective individuals. The Company's major shareholders do not have different voting rights. There are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

There were 115,830,248 (unaudited) common shares issued and outstanding at February 19, 2008. Based on the records of the Company's transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, to the best of the Company's knowledge, there were at February 19, 2008, of record, 94 Canadian shareholders, 15 U.S. shareholders and 2 international shareholders and 2 reserved accounts, representing 114,033,020, 1,293,204, 315,472 and 188,552 common shares respectively, being 98.4%, 1.1%%,
..27% and .16% respectively of the Company's common shares then outstanding.

B.       RELATED PARTY TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan for the period since the beginning of the Company's fiscal year ended October 31, 2007 and the date of this Annual Report, or any presently proposed transaction to which we were or are to be a party:

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

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

         a) A private company controlled by a director of the Company was paid $496,615 (2006 - $395,760; 2005 - $137,000) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

         b) During the year, fees for consulting services in the amount of $156,000 (2006 - $236,040; 2005 - $110,155) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. Also, the Company paid $30,477 (2006 - $Nil; 2005 - $Nil) to a company controlled by an officer of the Company and $522,754 to a company controlled by two directors for exploration expenditures. At October 31, 2007, $4,240 (2006 - $4,240; 2005
                  - $4,280) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and
                  deferred   $325,932  (2006  -  $282,834;   2005  -  $Nil)  for
                  acquisition and exploration expenses and management fees of $34,414 (2006 - $42,504; 2005 - $Nil) charged by the related company on these properties. At October 31, 2007, $370,989 (2006 - $42,437; 2005 - $Nil) was owed to the related company.

         d)       At October 31, 2007,  there was $62,500  (2006 - $Nil;  2005 -
                  $Nil) due to a director of the Company as a result of an overpayment in relation to a private placement that occurred during the year.

PRIVATE PLACEMENTS

In May 2007, the Company issued 11,200,000 units for cash at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.12 per share, until May 28, 2008 or at an exercise price of $0.15 per share, until May 28, 2009. Of the foregoing, Richard W. Hughes subscribed for 1,000,000 units and Hastings Management Corp. subscribed for 100,000 units. Of the foregoing, Alan D. Campbell subscribed for 100,000 units.

In September 2007, the Company issued 2,545,000 units for cash at $0.25 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.30 per share, until September 21, 2009. Of the foregoing, Hastings Management Ltd. subscribed for 50,000 units.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

None of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended October 31, 2007.

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

This Annual Report contains the audited financial statements for the Company for the fiscal years ended October 31, 2007, October 31, 2006, October 31, 2005 reported on by Morgan & Company, Chartered Accountants, as follows:

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

B.       SIGNIFICANT CHANGES

PROPERTY ACQUISITIONS

MEGGISI LAKE, ONTARIO

On November 1, 2007, the Company acquired a 100% interest in the Meggisi Lake Property, consisting of 7 claims (98 units) located in Meggisi Lake Township, Kenora Mining Division, Ontario. Consideration for the Property consists of $90,000 and 100,000 shares, payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by road and is approximately 55 km southeast of Dryden. Prospecting in late 2007 discovered a series of quartz boulders containing molybdenum near the contact between mafic volcanic rocks and a granite intrusive. Molybdenum has also been discovered in narrow granitic dykes cutting the mafic volcanics. These recent new discoveries suggest the potential for a large molybdenum bearing system on the Meggisi Lake Property.

Meggisi Lake is the latest property to be added to Amador's growing stable of molybdenum properties in Ontario. Amador now has seven molybdenum properties at various stages of exploration.

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company acquired a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. Consideration for the Property consists of $68,000 and 300,000 shares, payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center. Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property. These rocks also appear to be cross-cut by east-west shearing similar to Timmins. Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grams gold/ tonne.

Amador plans to conduct a detailed airborne VTEM survey over the property. This information will be used to identify structures and geology for drill testing that are potentially favourable for hosting Timmins style gold mineralization. The property is largely covered by till and swamp.

FRIPP WEST

On February 14, 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, located in Fripp Township, Porcupine Mining Division, Ontario. Consideration for the Property consists $20,000 and 200,000 shares, payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% of which may be purchased for an additional $500,000. The agreement is subject to acceptance by the TSX Venture Exchange.

The Property is accessible by road and is approximately 30 kilometres southwest of Timmins, Ontario. It is adjacent to the west boundary of Amador's Fripp Property. Amador also recently acquired Moneta

Porcupine's copper occurrence that is adjacent to the Fripp's eastern boundary. These acquisitions give Amador a significant land position in the area. The Fripp Property is underlain by mafic-ultramafic volcanics and intrusives that may be similar to rocks hosting Golden Chalice Resources' Langmuir nickel-platinum-palladium (PGM) discovery near Timmins.

Portions of Amador's original Fripp Property has been flown by Geotech's VTEM airborne system. Numerous strong coincidental electromagnetic and magnetic anomalies occur on the Fripp Property. Most of the property is covered by glacial till and overburden. However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies.

Amador plans to fly the remaining sections of the Property including the newly acquired Fripp West and Moneta copper occurrence that may still be open at depth. The Company then plans to drill test the Moneta occurrence at depth and the VTEM airborne anomalies.

MONETA LOVELAND PROPERTY

On March 11, 2008, the Company entered into a purchase agreement to purchase certain mineral claims known as the Moneta Property located in Byers, Loveland, Fripp, Godfrey and Jamieson townships, Porcupine Mining Division, Ontario. Consideration for the Property is $500,000 and 1,350,000 shares payable over a three-year period. The agreement was accepted for filing by the Exchange on April 18, 2008.

SHARE CAPITAL ISSUANCES

In addition, subsequent to October 31, 2007, the Company issued 8,121,500 shares for gross proceeds of $1,058,250 pursuant to the exercise of warrants and options and issued 400,000 shares with a fair value of $146,250 for mineral properties.

PRIVATE PLACEMENT

On March 19, 2008, the Company announced that it has arranged a private placement for up to 10,000,000 units. The financing will consist of flow-through units priced at $0.28 per unit and non flow-through units priced at $0.25 per unit. Each of the units will consist of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.40 per share. The first tranche of the financing closed on April 17, 2007 consisting of 3,928,569 units.

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

    ------------------------------ ------------------- -------------------
            CALENDAR YEAR                 HIGH                LOW
    ------------------------------ ------------------- -------------------
    2003                                 $0.55               $0.22
    ------------------------------ ------------------- -------------------
    2004                                 $0.63               $0.12
    ------------------------------ ------------------- -------------------
    2005                                 $0.15               $0.075
    ------------------------------ ------------------- -------------------
    2006                                 $0.295              $0.095
    ------------------------------ ------------------- -------------------
    2007                                 $0.405              $0.11
    ------------------------------ ------------------- -------------------


    ------------------------------ ------------------- -------------------
         FISCAL YEAR - 2006               HIGH                LOW
    ------------------------------ ------------------- -------------------
    1st Quarter                          $0.17               $0.085
    ------------------------------ ------------------- -------------------
    2nd Quarter                          $0.295              $0.13
    ------------------------------ ------------------- -------------------
    3rd Quarter                          $0.29               $0.12
    ------------------------------ ------------------- -------------------
    4th Quarter                          $0.19               $0.12
    ------------------------------ ------------------- -------------------
         FISCAL YEAR - 2007               HIGH                LOW
    ------------------------------ ------------------- -------------------
    1st Quarter                          $0.175              $0.11
    ------------------------------ ------------------- -------------------
    2nd Quarter                          $0.15               $0.11
    ------------------------------ ------------------- -------------------
    3rd Quarter                          $0.405              $.115
    ------------------------------ ------------------- -------------------
    4th Quarter                          $0.32               $0.22
    ------------------------------ ------------------- -------------------

The following is a summary of trading, on a monthly basis, of the shares of the Company on the TSX Venture Exchange in Canada during the past six months:

--------------   --------------   ----------------   -----------------
MONTH AND YEAR     HIGH (CDN $)       LOW (CDN $)          VOLUME
--------------   --------------   ----------------   -----------------
October 2007         $0.295            $0.25              4,754,506
--------------   --------------   ----------------   -----------------
November 2007        $0.33             $0.25              7,576,494
--------------   --------------   ----------------   -----------------
December 2007        $0.51             $0.28             12,246,972
--------------   --------------   ----------------   -----------------
January 2008         $0.47             $0.29              9,519,823
--------------   --------------   ----------------   -----------------
February 2008        $0.46             $0.33              8,838,985
--------------   --------------   ----------------   -----------------
March 2008           $0.42             $0.24              7,756,398
--------------   --------------   ----------------   -----------------

The closing price of the Company's common shares on March 31, 2008 was $0.28. The Company has no established trading market in the United States.

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

C.       MATERIAL CONTRACTS

The following are summaries of all material contracts entered into by the Company for the past two years:

         a)       Subscription  Agreements  dated April 2006 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

         b) Mining Option Agreement dated May 2, 2006 between the Company and Frederick J. Ross (as to 50%), Garry Windsor (as to 25%) and Bruce Durham (as to 25%) whereby the Company was granted an option to each a 100% undivided interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario;

         c) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais (as to 75%), Bruce Pigeon (as to 12.5%) and Lance Eden (as to 12.5%) whereby the Company was granted an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario;

         d) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais (as to 98.9%) and Johnny Gull (as to 1.1%) whereby the Company was granted an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario;

         e) Mining Option Agreement dated May 28, 2006 between the Company and Frederick J. Ross (as to 66 2/3%) and Garry Windsor (as to 33 1/3%) whereby the Company was granted an option to earn a 100% interest in the Keith & Sewell Properties located in the Keith and Sewell Townships, Ontario;

         f) Mining Option Agreement dated May 28, 2006 between the Company and Denis Morin and Roger Denomme (each as to 50%) whereby the Company was granted an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario;

         g) Mining Option Agreement dated June 23, 2006 between the Company and Ken Fenwick (as to 75%), Karl Bjorkman (as to 15%) and Don Devereaux (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Anderson Lake Property, Ontario;

         h) Letter Agreement dated June 28, 2006 between the Company and Frederick J. Ross (as to 50%) and Garry Windsor (as to 50%) whereby the Company purchased a 100% interest in the Chewett Property, Ontario;

         i) Subscription Agreements dated December 2006 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 16,315,000 units (of which 15,965,000 are flow-through units and 750,000 are non-flow-through units) for cash of $0.12 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.15 per share, until December 21, 2008;

         j) Mining Option Agreement dated February 5, 2007 between the Company and Ashley Gold Mines Limited and David R. Healey whereby the Company was granted an option to earn a 100% interest in the Gogama Moly Property, Ontario;

         k) Mining Option Agreement dated February 5, 2007 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley (each as to 25%) whereby the Company was granted an option to earn a 100% interest in the Dale Gold Property, Ontario;

         l) Mining Option Agreement dated February 7, 2007 between the Company and Pat Gryba and Arthur Elmgren (each as to 50%)
                  whereby the Company was granted an option to earn a 100% interest in the Owl Lake Property, Ontario;

         m) Mining Option Agreement dated March 1, 2007 between the Company and CJP Exploration and Ashley Gold Mines Limited (each as to 50%) whereby the Company was granted an option to earn a 20% interest in the Meteor Lake Property, Ontario;

         n) Subscription Agreements dated April 2007 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 11,200,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.12 per share until May 23, 2008 or at an exercise price of $0.15 per share until May 23, 2009;

         o) Subscription Agreements dated July 2007 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 2,545,000 units for cash of $0.25 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.30 per share until September 21, 2009;

         p) Amendment Agreement dated September 12, 2007 between the Company and Ken Fenwick and George Lucuik regarding the Mennin Lake Property, Ontario;

         q) Mining Option Agreement dated October 16, 2007 between the Company and David Meunier (as to 50%) and Christopher Pegg (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Jessop Gold Property, Ontario.

         r) Mining Option Agreement dated November 1, 2007 between the Company and Rubicon Minerals Corporation whereby the Company was granted an option to earn a 100% interest in the Meggisi Lake Property, Ontario;

         s) Mining Option Agreement dated February 14, 2008 between Pierre Robert and Fred Fortier (each as to 50%) whereby the Company was granted an option to earn a 100% interest in the Fripp West Property, Ontario; and

         t) Purchase Agreement dated March 11, 2008 between Moneta Porcupine Mines Inc. whereby the Company agreed to purchase certain mining claims known as the Loveland, Fripp and Kamiscotia Properties, Ontario.

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

I.       SUBSIDIARY INFORMATION

Diamondcorp Resources Inc. is a wholly-owned subsidiary of the Company. Refer to the note on pages 37-38 for information on Diamondcorp.

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

Not Applicable.
                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15  CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Richard W. Hughes, the Company's President and Chief Executive Officer and Alan D. Campbell, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of October 31, 2007. Based upon that evaluation, Messrs. Hughes and Campbell concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company's internal control over financial reporting that occurred during the fiscal year ended October 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal year ended October 31, 2007, the Company's principal accountant billed $39,220 for the audit of the Company's annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2007. For the fiscal year ended October 31, 2006, the Company's principal accountant billed $44,305 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2006.

AUDIT-RELATED FEES

For the fiscal year ended October 31, 2007, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees". For the fiscal year ended October 31, 2006, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended October 31, 2007 and 2006, the Company's principal accountant billed $Nil and $Nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended October 31, 2007 and 2006, the Company's principal accountant billed $Nil and $Nil, respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended October 31, 2007, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable
                                    PART III

ITEM 17  FINANCIAL STATEMENTS

The audited financial statements of the Company and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the audited financial statements listed below. Canadian investors should refer to the audited financial statements of the Company at October 31, 2007 as filed with the Canadian Securities Regulators.

The Company's audited financial statements for the fiscal years ended October 31, 2007, 2006 and 2005 are attached hereto immediately following the text of this Annual Report. They include:

         o Auditor's Report (Report of independent registered public accounting firm) dated February 19, 2008

         o        Consolidated Balance Sheets

         o        Consolidated Statements of Operations and Comprehensive Loss

         o        Consolidated Statements of Shareholders' Equity

         o        Consolidated Statements of Cash Flows

         o        Notes to Consolidated Financial Statements

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

Date:    April 28, 2008              Amador Gold Corp.

                                     BY:  /S/ RICHARD W. HUGHES
                                          --------------------------------------
                                          Richard W. Hughes, President and
                                          Chief Executive Officer

                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                            OCTOBER 31, 2007 AND 2006

                                                           MORGAN & COMPANY
                                                           CHARTERED ACCOUNTANTS

                                AUDITORS' REPORT

To the Shareholders of
AMADOR GOLD CORP.

We have audited the consolidated balance sheets of Amador Gold Corp. as at October 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.


Vancouver, Canada                                          /s/ Morgan & Company
February 19, 2008                                          Chartered Accountants


    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated February 19, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the consolidated financial statements.


Vancouver, Canada                                          /s/ Morgan & Company
February 19, 2008                                          Chartered Accountants

AMADOR GOLD CORP.
CONSOLIDATED BALANCE
SHEETS

                                                            October 31,
                                                   ----------------------------
                                                       2007            2006
                                                   ------------    ------------
ASSETS

CURRENT
    Cash and cash equivalents ..................   $  1,099,339    $    540,099
    Accounts receivable ........................        136,241          30,055
    Prepaid expenses ...........................         13,979           2,318
                                                   ------------    ------------
                                                      1,249,559         572,472

MINERAL PROPERTIES (Note 3 and schedule) .......      6,351,417       2,083,357
EXPLORATION ADVANCES (Note 4) ..................         20,000           3,385
EQUIPMENT ......................................           --               760
                                                   ------------    ------------
                                                   $  7,620,976    $  2,659,974
                                                   ------------    ------------

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...   $    356,327    $     62,204
    Due to related parties (Note 5) ............        437,080          46,677
                                                   ------------    ------------
                                                        793,407         108,881
                                                   ------------    ------------
SHAREHOLDERS' EQUITY

SHARE CAPITAL ..................................     14,859,054      10,480,845
CONTRIBUTED SURPLUS ............................        672,244         539,250
DEFICIT ........................................     (8,703,729)     (8,469,002)
                                                   ------------    ------------

                                                      6,827,569       2,551,093
                                                   ------------    ------------
                                                   $  7,620,976    $  2,659,974
                                                   ------------    ------------

Going Concern (Note 1)
Commitments (Note 7)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ ALAN D. CAMPBELL         Director         /S/ LYNN W. EVOY          Director
----------------------------                  -------------------------


                           - See Accompanying Notes -

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS


                                                            FOR THE YEARS ENDED OCTOBER 31,
                                                      --------------------------------------------
                                                          2007            2006            2005
                                                      ------------    ------------    ------------
ADMINISTRATIVE EXPENSES

    Amortization ..................................   $        760    $        326    $        466
    Consulting fees ...............................        290,683         290,461         107,551
    Investor relations and promotion ..............         88,098          30,103          17,370
    Legal and accounting ..........................         40,628          79,028          49,033
    Management fees ...............................        496,615         395,760         137,000
    Office expenses and miscellaneous .............         10,002          13,551          13,407
    Part XII.6 tax ................................        105,322           9,056            --
    Regulatory fees ...............................         45,791          36,000          28,982
    Stock based compensation ......................        140,000         286,000          79,000
    Transfer agent fees ...........................         14,013          19,029           8,587
                                                      ------------    ------------    ------------

LOSS BEFORE OTHER INCOME (EXPENSE) AND INCOME TAXES     (1,231,912)     (1,159,314)       (441,396)

OTHER INCOME (EXPENSE)
   Write-off of mineral property expenditures .....       (201,627)     (3,261,819)           --
   Interest income ................................         21,536              43             619
                                                      ------------    ------------    ------------
LOSS BEFORE INCOME TAXES ..........................     (1,412,003)     (4,421,090)       (440,777)

FUTURE INCOME TAX RECOVERY ........................      1,177,276         223,689         101,000
                                                      ------------    ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR ......   $   (234,727)   $ (4,197,401)   $   (339,777)
                                                      ------------    ------------    ------------

LOSS PER SHARE - Basic and diluted ................          (0.00)          (0.08)          (0.01)
                                                      ------------    ------------    ------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING .....     75,480,173      50,996,691      26,010,641
                                                      ------------    ------------    ------------


                           - See Accompanying Notes -

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 and 2005

                                                          SHARE CAPITAL
                                                  ----------------------------    CONTRIBUTED
                                                     NUMBER          AMOUNT         SURPLUS         DEFICIT          TOTAL
                                                  ------------    ------------    ------------    ------------    ------------
Balance, October 31, 2004 .....................     21,997,915    $  6,203,328    $    171,000    $ (3,931,824)   $  2,442,504
  Issue of shares for mineral properties ......      1,095,000         103,525            --              --           103,525
  Issue of shares for cash, private placements      16,325,000       1,732,500            --              --         1,732,500
  Share issuance costs ........................           --           (72,124)          3,000            --           (69,124)
  Stock based compensation ....................           --              --            79,000            --            79,000
  Tax benefits renounced on flow-through shares           --          (101,000)           --              --          (101,000)
  Net loss for the year .......................           --              --              --          (339,777)       (339,777)
  Share subscriptions receivable ..............           --          (167,000)           --              --          (167,000)
                                                  ------------    ------------    ------------    ------------    ------------
Balance, October 31, 2005 .....................     39,417,915       7,699,229         253,000      (4,271,601)      3,680,628
  Subscriptions receivable collected ..........           --           167,000            --              --           167,000
  Cancellation of escrow shares ...............        (25,000)           (250)            250            --              --
  Issue of shares for mineral properties ......      1,675,000         246,200            --              --           246,200
  Issue of shares for cash, private placements      19,117,833       2,585,175            --              --         2,585,175
  Share issuance costs ........................           --           (84,520)           --              --           (84,520)
  Warrants exercised for cash .................        815,000          91,700            --              --            91,700
  Stock based compensation ....................           --              --           286,000            --           286,000
  Tax benefits renounced on flow-through shares           --          (223,689)           --              --          (223,689)
  Net loss for the year .......................           --              --              --        (4,197,401)     (4,197,401)
                                                  ------------    ------------    ------------    ------------    ------------
Balance, October 31, 2006 .....................     61,000,748      10,480,845         539,250      (8,469,002)      2,551,093
  Issue of shares for mineral properties ......      1,470,000         309,175            --              --           309,175
  Issue of shares for cash, private placements
      Flow-through shares .....................     15,565,000       1,867,800            --              --         1,867,800
      Non flow-through shares .................     14,495,000       1,846,250            --              --         1,846,250
  Share issuance costs ........................           --          (130,196)           --              --          (130,196)
  Warrants exercised for cash .................     15,493,500       1,628,200            --              --         1,628,200
  Stock options exercised for cash ............        345,000          37,250            --              --            37,250
  Fair value of stock options exercised .......           --             7,006          (7,006)           --              --
  Stock based compensation ....................           --              --           140,000            --           140,000
  Tax benefits renounced on flow-through shares           --        (1,177,276)           --              --        (1,177,276)
  Net loss and comprehensive loss for the year            --              --              --          (234,727)       (234,727)
  Share subscriptions receivable ..............           --           (10,000)           --              --           (10,000)
                                                  ------------    ------------    ------------    ------------    ------------
BALANCE, OCTOBER 31, 2007 .....................    108,369,248    $ 14,859,054    $    672,244    $ (8,703,729)   $  6,827,569
                                                  ============    ============    ============    ============    ============

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31,

                                                               2007           2006           2005
                                                            -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss and comprehensive loss for the year ........   $  (234,727)   $(4,197,401)   $  (339,777)

    Add items not affecting cash:
       Amortization .....................................           760            326            466
       Future income tax recovery .......................    (1,177,275)      (223,689)      (101,000)
       Write-off of mineral property expenditures .......       201,627      3,261,819           --
       Stock based compensation .........................       140,000        286,000         79,000

    Changes in non-cash operating assets and liabilities:
       Tax credits recoverable ..........................          --             --           12,909
       Accounts receivable ..............................      (106,186)       (14,017)        (9,450)
       Prepaid expenses .................................       (11,661)        (1,835)         5,117
       Accounts payable and accrued liabilities .........      (327,572)       (21,165)       (20,008)
       Due to related parties ...........................       390,403           --           (6,408)
                                                            -----------    -----------    -----------
                                                             (1,124,631)      (909,962)      (372,743)
                                                            -----------    -----------    -----------

FINANCING ACTIVITIES
   Issuance of share capital ............................     5,369,500      2,843,875      1,568,501
   Share issuance costs .................................      (130,196)       (84,520)       (72,125)
                                                            -----------    -----------    -----------
                                                              5,239,304      2,759,355      1,489,968
                                                            -----------    -----------    -----------

INVESTING ACTIVITIES
  Exploration advances ..................................       (16,615)        (3,385)          --
   Mineral property acquisition and exploration
     expenditures .......................................    (3,538,818)    (1,495,250)      (950,901)
                                                            -----------    -----------    -----------
                                                             (3,555,433)    (1,498,635)      (950,901)
                                                            -----------    -----------    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS ...............       559,240        350,758        166,324

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ............       540,099        189,341         23,017
                                                            -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR ..................   $ 1,099,339    $   540,099    $   189,341
                                                            ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE
  OF NON-CASH FINANCING AND INVESTING ACTIVITIES
     Interest paid ......................................   $   105,322    $     9,056    $      --
     Income taxes paid ..................................   $      --      $      --      $      --

FINANCING AND INVESTING ACTIVITIES
    Warrants issued for share issuance costs ............   $      --      $      --      $     3,000
    Shares Issued for Mineral Property Acquisition ......   $   309,175    $   246,200    $   103,525


                           - See Accompanying Notes -

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amador Gold Corp. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada. The Company is a public company listed on the TSX Venture Exchange (the "TSX.V"), trading under the "AGX" symbol. The Company is primarily engaged in the acquisition, exploration and development of mineral properties located in the Provinces of Ontario, and British Columbia, Canada.

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

         During the year, the Company incurred a net loss of $234,727 (2006 - $4,197,401; 2005 - $339,777) and has an accumulated deficit of $8,703,729 (2006 - $8,469,002; 2005 - $4,271,601). The Company is in
         the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

         a)       Basis of consolidation

                  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated British Columbia on August 2, 2006.

         b)       Variable interest entities

                  The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinates financial support. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in a VIE.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       Use of estimates

                  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values and determination of fair value for stock based compensation and transactions. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

         d)       Financial instruments

                  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, exploration advances, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         e)       Foreign currency translation

                  Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

                  i) Monetary items are translated at the rates prevailing at the balance sheet date;

                  ii)      Non-monetary   items  are  translated  at  historical
                           rates;

                  iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;

                  iv)      Gains and losses on foreign currency  translation are
                           reflected   in   the   consolidated   statements   of
                           operations and comprehensive loss.

         f)       Cash and cash equivalents

                  For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         g)       Mineral properties

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred and capitalized until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and capitalized exploration costs are written off.

                  Recorded costs of mineral properties and capitalized exploration and development expenditures are not intended to reflect present or future values of resource properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, changes in future conditions could require a material change in the recorded amounts.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         h)       Equipment and amortization

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the straight-line method.

         i)       Impairment of long-lived assets

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3063 - "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-126 - "Accounting by Mining Enterprises for Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mining properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant. EIC-126 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         j)       Asset retirement obligations

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the amortization or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent of environmental remediation. Accretions and changes in estimates are accounted for prospectively in the consolidated statement of operations and comprehensive loss commencing in the period revisions are made.

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

                  As at October 31, 2007, the Company did not have asset retirement obligations.

         k)       Share capital

                  i) Non-monetary consideration - Shares, agent's warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors.

                  ii) Flow-through shares - Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee ("EIC") in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, a future income tax liability and a corresponding reduction in the share capital is recorded. The future income tax liability is offset by available future income tax assets as a recovery of future income taxes.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         k)       Share capital (continued)

                  iii) Stock based compensation - The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date. Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

                  iv) Share issuance costs - Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

         l)       Income taxes

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

         m)       Earnings per share

                  Basic earnings per share are calculated by dividing net income
                  (loss) by the weighted average number of shares issued and fully paid. The calculations of earnings per share on a diluted basis are calculated using the treasury stock method which considers the potential exercise of outstanding financial instruments with equity purchase or conversion features.

         n)       Accounting policy changes

                  Effective November 1, 2006, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments under CICA Handbook Section 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3861 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, Section 3865 HEDGES and Section 1530 COMPREHENSIVE INCOME. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         n)       Accounting policy changes (continued)

                  i) CICA Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, sets out criteria for the recognition and measurement of financial instruments. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered and most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statement of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

                           All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if the requirements had always been in effect. Changes to the fair value of assets and liabilities prior to adoption are recognized by adjusting opening deficit or opening "other accumulated comprehensive income".

                           All financial instruments are classified into one of the following five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification as follows: (1) held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings in the period in which they arise; (2) held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost and amortization of premiums or discounts and losses due to impairment are included in current period net earnings; (3) available-for-sale financial assets are measured at fair value and changes in fair value are included in "other comprehensive income" until the gain or loss is recognized in income; (4) all derivative financial instruments are measured at fair value, even when they are part of a hedging relationship and changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized as other comprehensive income.

                           In accordance with this new standard, the Company has classified its cash and equivalents and short-term investments as held-for-trading. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company currently does not have embedded derivatives.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         n)       Accounting policy changes (continued)

                  ii) CICA Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, establishes the requirements for the disclosure and presentation of financial instruments and non-financial derivatives.

                  iii) CICA Section 3865, HEDGING, specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

                  iv) CICA Section 1530, COMPREHENSIVE INCOME, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until such items are realized.

                           This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders' equity.

                           As there were no other comprehensive income items, comprehensive loss for the year was equal to the net loss for the year.

                  Effective January 1, 2007, the Company adopted CICA Section 1506, Accounting Changes, effective for annual and interim periods beginning on or after January 1, 2007. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

         o)       Future accounting pronouncements

                  The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

                  i)       On January 8, 2008,  the CICA  issued  Section  3064,
                           Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

                  ii) On September 15 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

         p)       Comparative figures

                  Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

3.       MINERAL PROPERTIES

         a)       Kenora Property Group, Ontario

                  i)       Kenora

                           During fiscal 2003 the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004
                           (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and 2009. Finders fees to a maximum of $300,000 was payable on this property of which $103,282 was incurred.

                  ii)      Glass Claims

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $93,000 cash ($33,000 paid) over a 4-year period. In addition, the property is subject to a 1.25% NSR ("NSR") in favour of the optionor. The Company may purchase 0.5% of the royalty for $500,000.

                  During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         b)       Red Lake Property Group, Ontario

                  i)       Todd Township Property

                           On June 23,  2004,  the Company was granted an option
                           to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $69,000 cash ($39,000 paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $600,000.

                  ii)      Maskootch Lake Property

                           On June 23, 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $88,000 cash ($48,000 paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $1,000,000.

         c)       Silverstrike Property Group, Ontario

                  i)       Silver Strike Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($30,000 paid), 150,000 common shares (90,000 issued)
                           and $80,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Silver Claim Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($50,000 paid), 200,000 common shares (150,000 issued) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  iii)     Capitol Silver Property

                           On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is
                           $35,000  cash  ($20,000   paid)  and  350,000  shares
                           (200,000 issued) payable over 3 years. The Company must incur an aggregate of $60,000 in exploration expenses on the property over 3 years. The property is subject to a 2% NSR. The Company may purchase 1% of the royalty for $1,000,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         d)       Donovan Basin Property Group, Ontario

                  i)       Thompson Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($15,000 paid), 150,000 common shares (90,000 issued) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Kell Mine Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($15,000 paid), 150,000 common shares (90,000 issued) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  iii)     Hudson Bay Property

                           On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($20,000 paid), 300,000 common shares
                           (200,000 issued) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000.

         e)       Ajax Property Group, Ontario

                  i)       Ajax Property

                           On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash
                           (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                           On December 5, 2007, the Company entered into an option agreement with respect to land adjacent to the Ajax Property. Consideration is $1,300,000 in four instalments by June 30, 2009 ($100,000 paid). A NSR of between 3% and 5% is payable. The Company has the option to buy back 2.5% of the NSR for $1,000,000.

                  ii)      Banting Chambers Property

                           On July 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash (paid), 150,000 shares (issued) over two years and $110,000 in exploration expenditures over 3 years. A 2% NSR is payable on the property, half of which can be purchased for $500,000.

                  iii)     Strathy Property

                           On July 19, 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% NSR, which may be purchased for $250,000 at any time.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         e)       Ajax Property Group, Ontario (continued)

                  iv)      Bompas Property

                           On December 9 2005, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% NSR, half of which can be purchased for $250,000.

         f)       Mennin Lake Property, Ontario

                  July 28, 2005, as amended on September 12, 2007, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($62,000 paid), 300,000 common shares (150,000 issued) and
                  $160,000 in exploration expenses over 4 years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         g)       Fripp Property, Ontario

                  August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario for $5,000 cash (paid), 100,000 common shares (75,000 issued) payable over 4 years, and $20,000 in exploration by December 31, 2005 (completed). The property is subject to a 1% NSR of which half may be purchased for $500,000.

         h)       Connor Creek Property, British Columbia

                  September 20, 2005, the Company entered into an option agreement with a public company related by common directors to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached, an additional 250,000 shares are due to the vendor. During fiscal 2005, $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         i)       Blackstock Property and Oke & Ford Property, Ontario

                  The Blackstock property and the Oke & Ford property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

         j)       Forge Lake Property, Ontario and Otter Pond Property, Ontario

                  i) Agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property. Consideration is $58,500 payable over three years ($34,000 paid), 40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. In addition, there is a royalty payable. Costs comprising annual cash payments, paying of taxes and minimum work expenditures will be split 50/50 and the Company will pay a 15% administration fee to the related company.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         j) Forge Lake Property, Ontario and Otter Pond Property, Ontario (continued)

                  ii) Agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. Consideration is $158,500 payable over four years ($27,495 paid), 75,000 shares of the related company at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of the costs incurred on this property.

         k)       Gould Copper Mine Property, Ontario

                  On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($22,000 paid), 140,000 shares (50,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% NSR payable to the optionor of which half may be purchased for $750,000.

         l)       Hunter Gold Property, Ontario

                  On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($15,000 paid), 250,000 common shares (125,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         m)       Chapleau Property, Ontario

                  On October 1, 2005, the Company entered into an acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 (paid) plus 15% for administration. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee as disclosed in the related party note.

         n)       Willet Property, Ontario

                  On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration is $30,000 cash ($10,000 paid), 200,000 common shares (100,000 issued), and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor, of which half may be purchased for $1,000,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         o)       Savard & Sharpe Property, Ontario

                  On December 8, 2005, the Company entered into an option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over 3 years ($25,000 paid). There is a 2% NSR payable to the optionor, of which half may be purchased for $500,000.

         p)       Horwood Property Group, Ontario

                  i)       Horwood Gold Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash ($30,000 paid) and 200,000 common shares (150,000 issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  ii)      Horwood Gold 2 Property

                           On January 4, 2006, the Company entered into an agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% NSR to the optionor, of which half may be purchased for $500,000.

                  iii)     Labbe Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash ($15,000 paid) and 200,000 common shares (100,000 issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  iv)      Ross Windsor Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash ($10,000 paid) and 175,000 common shares (50,000 issued) over a 3 year period and incur and aggregate of $120,000 in expenditures over 2 years. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

         q)       East Breccia Property, Ontario

                  On March 1, 2006, the Company entered into an option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($37,000 paid), 300,000 shares (100,000 issued), and a work commitment of $160,000 over four years. There is a 2% NSR payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         r)       Keith & Sewell Property Group, Ontario

                  On April 10, 2006, the Company entered into an option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($51,000 paid), 420,000 shares over 2 years (250,000 issued), and a work commitment of $90,000 over 3 years. There is a 3% NSR payable to the optionor of which two-thirds may be purchased for $1,500,000.

         s)       Anderson Lake, Ontario

                  On June 23, 2006, the Company entered into an option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($37,000 paid), 300,000 shares (100,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

         t)       Patent Property, Ontario

                  On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($30,000 paid), 250,000 shares (100,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000.

         u)       Morin, Ontario

                  On May 28, 2006, the Company entered into an option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($30,000 paid) and 220,000 shares over 3 years (60,000 issued). There is a 3% NSR payable to the optionor, of which half may be purchased for $1,000,000.

         v)       Loveland Property Group, Ontario

                  i) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($75,000 paid), 600,000 shares (200,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% NSR payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         v)       Loveland Property Group, Ontario (continued)

                  ii) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the
                           Property consists of $300,000 payable over 5 years ($75,000 paid), 600,000 shares payable over 5 years (200,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% NSR payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

         w)       Holloway/Frecheville Property Group, Ontario

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

         x)       Chewett Property, Ontario

                  On June 28, 2006, the Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% NSR, of which half may be purchased for $750,000.

         y)       Gogama Moly Property, Ontario

                  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in Moher Township property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 cash ($10,000 paid) and 200,000 shares payable over 2 years (50,000 issued), and a work commitment of $75,000 over 2 years. The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         z)       Owl Lake Property, Ontario

                  On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario for consideration of $10,000 (10,000 paid) cash and $80,000 in cash or share equivalent based on the average trading price of the Company's share over the previous 10 days from the payment date over two years. The property is subject to a 2% NSR, of which half may be purchased for $500,000.

         aa)      Dale Gold Property, Ontario

                  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Horwood Township property located in Ontario for consideration of $50,000 cash (15,000 paid) and 300,000 shares payable over 2 years (75,000 issued). The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

         bb)      Meteor Lake Property, Ontario

                  On March 1, 2007, the Company acquired a 20% interest in the Moffat, Marshay, and Beulah Township property located in Ontario for consideration of $4,000 cash (paid) and cost of 40,000 shares of a public company controlled by an officer of the Company payable over 12 months (20,000 issued and $1,900 reimbursed by the Company). The property is subject to a 1% NSR.

         cc)      McTavish Property and Mine Center Property, Ontario

                  The McTavish property and the Mine Center property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government file

         dd)      Tetagouche Property, New Brunswick

                  On May 6, 2005, the Company entered into an option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $750,000. This property was terminated in and written off in June 2007.

4.       EXPLORATION ADVANCES

         The Company  advanced $20,000 to a company as at October 31, 2007 (2006
         - $Nil), as a security deposit for the exploration on Silver Claim Property.

5.       RELATED PARTY TRANSACTIONS

         The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

5.       RELATED PARTY TRANSACTIONS (continued)

         a) A private company controlled by a director of the Company was paid $496,615 (2006 - $395,760; 2005 - $137,000) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

         b) During the year, fees for consulting services in the amount of $156,000 (2006 - $236,040; 2005 - $110,155) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. Also, the Company paid $30,477 (2006 - $Nil; 2005 - $Nil) to a public company controlled by an officer of the Company and $522,754 to a public company with common directors for exploration expenditures. At October 31, 2007, $4,240 (2006 - $4,240; 2005
                  - $4,280) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and
                  deferred   $325,932  (2006  -  $282,834;   2005  -  $Nil)  for
                  acquisition and exploration expenses and management fees of $34,414 (2006 - $42,504; 2005 - $Nil) charged by the related company on these properties. At October 31, 2007, $370,989 (2006 - $42,437; 2005 - $Nil) was owed to the related company.

         d)       At October 31, 2007,  there was $62,500  (2006 - $Nil;  2005 -
                  $Nil) due to a director of the Company as a result of an overpayment in relation to a private placement that occurred during the year.

6.       SHARE CAPITAL

         a)       Authorized

                  Unlimited number of common shares without par value

         b)       Private placements

                  Year ended October 31, 2007

                  i) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         b)       Private placements (continued)

                  Year ended October 31, 2007 (continued)

                  ii) On February 6, 2007, the Company closed a private placement consisting of 1,600,000 flow-through units and 750,000 non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share for a period of two years at a price of $0.15 per share.

                  iii) On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year.

                  iv) On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30. The company received $626,250 by October 31, 2007. The outstanding amount of $10,000 was received in November 2007.

                  Year ended October 31, 2006

                  v) On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) at a price of $0.10 per unit. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

                  vi) On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) at a price of $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

                  Year ended October 31, 2005

                  vii) During fiscal 2005, the Company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         b)       Private placements (continued)

                  Year ended October 31, 2005 (continued)

                  viii) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The Company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes option pricing model. The assumptions used for the valuation of the respective warrants were: dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  ix) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The Company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  x) During fiscal 2005, the Company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

                  xi) During fiscal 2005, the Company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common share at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable as at October 31, 2005 of $167,000 were received in February 2006.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         c)       Warrants

                  As  at  October  31,  2007,  there  were  46,849,333  (2006  -
                  38,358,521) warrants outstanding as follows:


                                                       NUMBER OF
                                                        WARRANTS            EXERCISE PRICE
------------------------------------------------- ------------------ --------------------------
Outstanding and exercisable at October 31, 2005        25,055,688
   Warrants exercised                                     (815,000)    $            0.14 & 0.10
   Warrants expired                                     (5,000,000)    $0.30, 0.35, 0.20 & 0.15
   Warrants granted                                     13,467,833     $                   0.20
   Warrants granted                                      5,650,000     $                   0.10
------------------------------------------------- ------------------ --------------------------
Outstanding and exercisable at October 31, 2006         38,358,521
   Warrants expired                                     (6,075,688)    $      0.10, 0.13 & 0.14
   Warrants exercised                                  (15,493,500)    $      0.10, 0.15 & 0.20
   Warrants granted                                     13,965,000     $                   0.15
   Warrants granted                                      2,350,000     $                   0.15
   Warrants granted                                     11,200,000     $                   0.10
   Warrants granted                                      2,545,000     $                   0.30
------------------------------------------------- ------------------ --------------------------
OUTSTANDING AT OCTOBER 31, 2007                         46,849,333
================================================= ==================



           EXPIRY DATE          EXERCISE PRICE         NUMBER OF WARRANTS
-----------------------        ----------------        -------------------

      January 17, 2008                   $0.10                  4,680,000
          May 17, 2008                   $0.20                 13,204,333
     December 21, 2008                   $0.15                 12,945,000
     December 21, 2008                   $0.15                  2,350,000
 May 23, 2008 and 2009         $0.12 and $0.15                 11,125,000
    September 21, 2009                   $0.30                  2,545,000

                  As at October 31, 2007 the weighted average remaining contractual life of the share purchase warrants is 1.35 years and the weighted average exercise price is $0.16 (2006 - $0.14, 2005 - $0.15).

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         d)       Options

                  As  at  October  31,  2007,   there  were  7,509,500  (2006  -
                  5,984,000; 2005 - 2,578,000) options outstanding as follows:

                                                  NUMBER OF OPTIONS    EXERCISE PRICE
------------------------------------------------- ------------------ -------------------
Outstanding and exercisable at October 31, 2005         2,578,000            $     0.13
   Options granted                                      3,406,000            $     0.14
------------------------------------------------- ------------------ -------------------
Outstanding and exercisable at October 31, 2006         5,984,000            $     0.14
   Options granted                                        112,500            $     0.15
   Options granted                                      1,858,000            $     0.12
   Options cancelled                                     (100,000)           $     0.20
   Options exercised                                     (345,000)           $0.10-0.20
------------------------------------------------- ------------------ -------------------
OUTSTANDING AT OCTOBER 31, 2007                         7,509,500
================================================= ==================


        EXPIRY DATE                    EXERCISE PRICE         NUMBER OF OPTIONS
--------------------     -----------------------------       -------------------

  December 18, 2007      (re-priced from $0.23) $0.20                    85,000
      March 2, 2008      (re-priced from $0.25) $0.20                   248,000
      June 16, 2008      (re-priced from $0.30) $0.20                      -
    January 5, 2009      (re-priced from $0.56) $0.20                   380,000
      July 28, 2010                             $0.10                 1,510,000
  November 17, 2010                             $0.10                 1,301,000
   February 2, 2011                             $0.20                   625,000
       July 6, 2011                             $0.15                 1,415,000
   November 3, 2011                             $0.15                   112,500
     April 18, 2012                             $0.12                 1,833,000
                                                             -------------------
                                                                      7,509,500
                                                             ===================


                  NUMBER OF OPTIONS       WEIGHTED AVERAGE          WEIGHTED
                   OUTSTANDING AND     REMAINING CONTRACTUAL    AVERAGE EXERCISE
EXERCISE PRICE       EXERCISABLE            LIFE (YEARS)              PRICE

         $0.10           2,811,000                     2.88         $   0.10
         $0.12           1,833,000                     4.47         $   0.12
         $0.15           1,527,500                     3.71         $   0.15
         $0.20           1,338,000                     1.93         $   0.20
                  ----------------     ---------------------    ----------------
                         7,509,500                     3.27         $   0.13
                  ================     =====================    ================

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         e)       Escrow shares

                  During the year ended October 31, 2006, the Company cancelled 25,000 common shares previously held in escrow and returned them to treasury.

         f)       Stock based compensation

                  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees, and consultants to acquire up to 10% of the issued and outstanding common stock.

                  Stock based compensation on options granted in the year amounted to $140,000 (2006 - $286,000; 2005 - $79,000).

                  i) On April 18, 2007, the Company granted 1,858,000 incentive stock options at a price of $0.12 per share, exercisable for a period of five years.

                  ii) On November 3, 2006, the Company granted 112,500 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  iii) On July 6, 2006, the Company granted 1,440,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  iv) On February 2, 2006, the Company granted 635,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  v) On November 17, 2005, the Company granted 1,331,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  vi) On July 28, 2005, the Company granted 1,510,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                          2007            2006           2005
                                     ------------    ------------    -----------

Average risk-free interest rate            4%              4%            3%
Expected life                           3 YEARS         3 years       3 years
Expected volatility                    91% - 95%       94% - 98%        96%
Expected dividends                        NIL             Nil           Nil

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

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

                  On the effective date of the Arrangement yet to be determined, the Company's common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

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

         b) The Company entered into a loan agreement dated August 4, 2006, as extended August 1, 2007, with Diamondcorp and advanced $100,000 for necessary working capital and to meet expenses prior to the effective date. The working capital loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire working capital loan and interest accrued from such advance shall be repaid in cash on August 2, 2008. The loan remains outstanding pending completion of the Arrangement.

         c) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer as described in the related party note. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

         d) At October 31, 2007, the Company was obligated to incur $80,343 (2006 - $1,702,111) in eligible Canadian exploration expenses prior to December 31, 2007 (2006 - December 31, 2006) in order to complete obligations entered into pursuant to flow-through share purchase agreements. The Company has subsequent to the year end met its obligations to incur the required eligible Canadian exploration expenses.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                                   2007            2006            2005
                                               -----------     -----------     -----------
Statutory tax rate .........................            34%             34%             35%
                                               -----------     -----------     -----------

Computed tax recovery ......................   $   (80,000)    $(1,437,000)    $  (121,000)
Changes in temporary differences ...........       (33,000)        (26,000)        (21,000)
Unrecognized items for tax purposes ........       117,000       1,215,000          29,000
Benefit of income tax assets recognized (not
 recognized) ...............................    (1,181,276)         24,311          12,000
                                               -----------     -----------     -----------

                                               $(1,177,276)    $  (223,689)    $  (101,000)
                                               ===========     ===========     ===========

         The significant components of the Company's future income tax assets are as follows:

                                                   2007            2006            2005
                                               -----------     -----------     -----------
Exploration and development deductions .....   $  (678,000)   $   584,000    $  (442,000)
Non-capital losses carried forward .........     1,089,000        717,000        437,000
Other temporary differences ................        60,000         60,000
                                                                                  72,000
                                               -----------    -----------    -----------
                                                   483,000      1,361,000         55,000
Valuation allowance ........................      (483,000)    (1,361,000)       (55,000)
                                               -----------    -----------    -----------

                                               $     --       $      --      $      --
                                               ===========    ===========    ===========

         The Company has Canadian non-capital losses carried forward of approximately $3,182,000 (2006 - $2,094,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

                                   2008       $       49,000
                                   2009       $       70,000
                                   2010       $      277,000
                                   2014       $      319,000
                                   2015       $      349,000
                                   2026       $      950,000
                                   2027       $    1,168,000
                                              ---------------
                                              $    3,182,000
                                              ===============

         The Company has resource pools of approximately $4.4 million (2006 - $3.8 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

         In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $3,462,575 (2006 - $646,500) in Canadian exploration expenditures incurred. Future income taxes of $1,177,276 (2006 - $223,689; 2005 -
         $101,000) on the exploration expenditures renounced to shareholders were applied against share capital.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

9.       SUBSEQUENT EVENTS

         In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to October 31, 2007:

         a) The Company issued 7,385,000 shares for gross proceeds of $918,450 pursuant to the exercise of warrants and options.


         b) The Company issued 375,000 shares with a fair value of $136,250 for mineral properties.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States ("US"). The major differences between Canadian and US GAAP, which affect the Company's consolidated financial statements, are as follows:

         a)       Mineral property exploration and development

                  Under US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred and capitalized during this process. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and capitalized exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist.

                  Flow-through shares

                  Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

                  Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company's shares on the date that the flow-through shares are sold. This price difference has not been significant and the entire future tax benefit recorded under Canadian GAAP has not been recognized for US GAAP purposes.

                  Prior years' restatements

                  Certain of the prior years' comparative figures in this Canadian to US GAAP reconciliation note for 2006 and 2005 have been restated to correct items arising from the presentation of mineral property exploration and development expenditures including the write-off of mineral properties and the accounting for flow-through share future income tax recovery. As a result of the restatements the loss for 2006 and 2005 under US GAAP increased by $223,689 and $101,000. Basic and diluted loss per share increased from $0.05 to $0.06 for 2006 and there was no change for 2005 as a result of the restatement.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       Mineral property exploration and development (continued)

                  The effects on the Company's consolidated financial statements are summarized below:

                                                   2007           2006           2005
                                               -----------    -----------    -----------
                                                               (restated)     (restated)
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

Net loss and comprehensive loss for the
year under:
  Canadian GAAP ............................   $  (234,727)   $(4,197,401)   $  (339,777)
  Add: Mineral property exploration and
     development expenditures ..............    (4,469,687)    (1,818,235)    (1,060,062)
  Less: Write-down of properties ...........       201,627      3,261,819           --
  Add: Flow-through shares future income tax
     benefit not recognized ................    (1,177,276)      (223,689)      (101,000)
                                               -----------    -----------    -----------
Net loss under US GAAP .....................   $(5,680,063)   $(2,977,506)   $(1,500,839)
                                               ===========    ===========    ===========

Loss per share - US GAAP ...................   $     (0.08)   $     (0.06)   $     (0.06)
                                               ===========    ===========    ===========


                                                    2007           2006           2005
                                                -----------    -----------    -----------
                                                               (restated)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows (used in) operating activities -
  Canadian GAAP .............................   $(1,124,631)   $  (909,962)   $  (372,743)
Exploration advances ........................       (16,615)        (3,385)          --
Mineral exploration costs capitalized in the
  year and not expensed
                                                 (3,538,818)    (1,495,250)      (950,901)
                                                -----------    -----------    -----------
Cash flows (used in) operating activities -
  US GAAP ...................................   $(4,680,064)   $(2,408,597)   $(1,323,644)
                                                ===========    ===========    ===========

Cash flows (used in) investing activities -
  Canadian GAAP .............................   $(3,555,433)   $(1,498,635)   $  (950,901)
Exploration advances ........................        16,615          3,385           --
Mineral  exploration costs capitalized in the
  year and not expensed
                                                  3,538,818      1,495,250        950,901
                                                -----------    -----------    -----------
 Cash flows (used in) investing activities -
  US GAAP ...................................   $      --      $      --      $      --
                                                ===========    ===========    ===========

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

                                           2007           2006           2005
                                       -----------    -----------    -----------
Consolidated Balance Sheets
Assets
Mineral Properties
     Canadian GAAP .................   $ 6,351,417    $ 2,083,357    $ 3,526,941
     Resource property expenditures
      (cumulative) .................    (6,351,417)    (2,083,357)    (3,526,941)
                                       -----------    -----------    -----------

United States GAAP .................   $      --      $      --      $      --
                                       ===========    ===========    ===========

Stockholders' Equity
      Canadian GAAP ................   $ 6,827,569    $ 2,551,093    $ 3,680,628
      Resource property expenditures
       (cumulative) ................    (6,351,417)    (2,083,357)    (3,526,941)
                                       -----------    -----------    -----------
United States GAAP .................   $   476,152    $   467,736    $   153,687
                                       ===========    ===========    ===========

         b)       New accounting pronouncements

                  i) In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is permitted. The Company has not yet assessed the impact of the adoption of FAS 157 on its overall results of operations, financial position or cash flows.

                  ii) In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently assessing FAS 159 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       New accounting pronouncements (continued)

                  iii) In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations ("FAS 141R"). FAS 141R replaces SFAS No. 141, Business Combinations ("FAS 141"). FAS 141R retains the fundamental requirements in FAS 141 that the acquisition method of accounting (defined in FAS 141 as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed at the acquisition date. FAS 141R also requires acquisition-related costs to be recognized separately from the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing FAS 141R and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

                  iv) In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("FAS 160"). FAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation. FAS 160 clarifies that all of those transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. However, FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently assessing FAS 160 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations

                  The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or consolidated results of operations.

                  c)       Cumulative inception to date information

                           Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in the year ended October 31, 2002 and entered the mining exploration business. The following information includes cumulative inception to date information from November 1, 2001. Pre-exploration stage stockholders' deficiency as of October 31, 2001 in the amount of $(86,846), comprised of issued share capital and deficit in the amounts of $3,297,092 (2,309,651 common shares) and $(3,364,696) respectively, have been excluded from the cumulative inception to date information.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       Cumulative inception to date information (continued)

------------------------------------------------   ----------------------------
CONSOLIDATED BALANCE SHEETS (US GAAP)                 CUMULATIVE AMOUNTS FROM
                                                             INCEPTION
------------------------------------------------   ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)          NUMBER OF        SHARE
                                                      SHARES          AMOUNT
                                                   ------------    ------------
SHARE CAPITAL
   Issued for
       Loan bonus ..............................        411,111    $     80,000
       Property acquisition ....................      4,340,000         673,900
      Shares for debt ..........................      5,399,438         681,864
   Issued for cash
       Private placements ......................     76,383,548      10,666,925
       Exercise of options/warrants ............     19,550,500       2,067,200
   Share issuance costs ........................           --          (520,390)
   Fair value of stock options exercised .......           --             7,006
   Cancellation of the escrow shares ...........        (25,000)           (250)
   Share subscriptions receivable ..............           --           (10,000)
                                                   ------------    ------------
                                                    106,059,597      13,646,255
                                                   ============
CONTRIBUTED SURPLUS ............................                        672,244
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE                    (13,774,743)
                                                                   ------------
                                                                   $    543,756
                                                                   ============


CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS  CUMULATIVE AMOUNTS
(US GAAP)                                                       FROM INCEPTION
------------------------------------------------------------  ------------------
ADMINISTRATIVE EXPENSES
    Amortization ...........................................  $           1,826
    Consulting fees ........................................            764,446
    Financing fees .........................................            112,500
    Interest on debt .......................................             79,933
    Investor relations and promotion .......................            345,985
    Legal and accounting ...................................            341,312
    Management fees ........................................          1,130,375
    Office and miscellaneous ...............................             61,334
    Part XII.6 tax .........................................            118,178
    Regulatory fees ........................................            176,758
    Stock based compensation ...............................            649,000
    Transfer agent fees ....................................             63,522
    Recovery of prior year expenses ........................            (13,478)
OTHER INCOME (EXPENSES)
    Mineral property exploration and development ...........          9,973,853
    Interest income ........................................            (30,801)
                                                              -----------------
NET LOSS AND COMPREHENSIVE LOSS FROM INCEPTION .............  $     (13,774,743)
                                                              =================

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       Cumulative inception to date information (continued)

----------------------------------------------------------   ------------------
                                                             CUMULATIVE AMOUNTS
STATEMENTS OF CASH FLOWS (US GAAP)                             FROM INCEPTION
----------------------------------------------------------   ------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss and comprehensive loss from inception .......   $      (13,774,743)
    Add items not affecting cash:
       Amortization ......................................                1,826
       Shares issued for financing and management fees ...              199,364
       Shares and options issued for mineral properties ..              700,900
       Stock based compensation ..........................              649,000
       Other assets written off ..........................                  101
    Change in non-cash operating assets and liabilities ..              553,704
                                                             ------------------
                                                                    (11,445,073)
                                                             ------------------
FINANCING ACTIVITIES
   Loans received ........................................              712,500
   Repayment of loans ....................................             (150,000)
   Issuance of share capital .............................           12,724,125
   Share issuance costs ..................................             (517,390)
                                                             ------------------
                                                                     12,478,115
                                                             ------------------
INVESTING ACTIVITY
   Purchase of equipment .................................               (1,826)
                                                             ------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS ................   $        1,097,561
                                                             ==================

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2007
--------------------------------------------------------------------------------



                             RED LAKE     SILVERSTRIKE     DONOVAN          AJAX         MENNIN
                              GROUP          GROUP          BASIN          GROUP          LAKE           FRIPP
                             ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     81,880   $     84,517   $    120,460   $    163,553   $     45,000   $     19,472
  Staking costs ........         16,554         17,482           --            2,145          6,715           --
  Option payments cash .         38,000         40,000         20,000         10,000         25,000           --
  Option payments shares         12,000         36,700         35,900         13,000         13,000          7,375
  Finder's fees cash ...           --             --             --             --             --             --
  Write-off ............           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        148,434        178,699        176,360        188,698         89,715         26,847
                           ------------   ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........         51,804         86,813         31,694        125,975         25,169         40,517
  Consulting ...........            600         31,155           --           35,356            816           --
  Drilling .............           --          675,685         34,284           --             --             --
  Geological ...........          7,476         11,778         18,526          8,351         74,831          1,200
  Line cutting .........         22,400         26,830         27,030           --             --             --
  Mapping and sampling .         10,286         76,218         24,059          8,608         72,946           --
  Miscellaneous ........           --              600            300           --             --              300
  Management fee/adm. ..           --             --             --             --             --             --
  Surveying ............        133,304         84,753         55,451         18,053           --             --
  Write-off ............           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        225,870        993,832        191,344        196,343        173,762         42,017
                           ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ...   $    374,304   $  1,172,531   $    367,704   $    385,041   $    263,477   $     68,864
                           ============   ============   ============   ============   ============   ============


                              CONNOR
                              CREEK                       OKE & FORD                    OTTER POND
                             BRITISH       BLACKSTOCK      PROPERTY      FORGE LAKE      PROPERTY
                             COLUMBIA        ONTARIO       ONTARIO         ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     18,000   $     15,840   $    134,300   $     34,000   $     27,495
  Staking costs ........           --             --             --             --             --
  Option payments cash .           --             --             --            3,628          6,047
  Option payments shares          4,500           --             --             --             --
  Finder's fees cash ...           --             --             --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........         22,500         15,840        134,300         37,628         33,542
                           ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........         59,517           --             --            5,100          4,124
  Consulting ...........          2,293           --             --             --             --
  Drilling .............        305,700           --             --             --             --
  Geological ...........         16,064           --             --             --             --
  Line cutting .........           --             --             --             --             --
  Mapping and sampling .        115,096           --             --             --             --
  Miscellaneous ........            200           --             --             --             --
  Management fee/adm. ..         56,644           --             --              547            907
  Surveying ............           --           29,655           --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........        555,514         29,655           --            5,647          5,031
                           ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ...   $     78,014   $     45,495   $    134,300   $     43,275   $     38,573
                           ============   ============   ============   ============   ============

                                GOULD         HUNTER                                       SHARPE &
                                COPPER         GOLD         CHAPLEAU        WILLET         SAVARD
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     25,715   $     20,805   $    168,266   $     11,000   $     10,000
   Staking costs ........           --             --           32,578           --            1,625
   Option payments cash .         10,000          5,000         94,131          5,000         15,000
   Option payments shares          7,750          4,750           --            6,500           --
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         43,465         30,555        294,975         22,500         26,625
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........          4,118          1,219        157,071          1,220           --
   Consulting ...........          1,384           --            3,526           --             --
   Drilling .............           --             --             --             --             --
   Geological ...........         35,347           --           52,554           --             --
   Line cutting .........          8,999           --           33,595           --             --
   Mapping and sampling .          3,236           --          115,343          8,750           --
   Miscellaneous ........            300            600          8,305            300           --
   Management fee/adm. ..           --             --           34,431           --             --
   Surveying ............          7,364           --             --             --           27,475
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         60,748          1,819        404,825         10,270         27,475
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $    104,213   $     32,374   $    699,800   $     32,770   $     54,100
                            ============   ============   ============   ============   ============


                                               EAST          KEITH &        ANDERSON
                               HORWOOD       BREACCIA        SEWELL           LAKE          PATENT
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     59,025   $     34,670   $     48,032   $     27,950   $     34,000
   Staking costs ........         33,680           --            1,165           --             --
   Option payments cash .         30,000         25,000         30,500         25,000         15,000
   Option payments shares         20,000         15,500         33,600         12,000         12,000
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        142,705         75,170        113,297         64,950         61,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........          2,071          3,370         26,875          1,210            838
   Consulting ...........          6,030          3,224            225           --               40
   Drilling .............         43,707           --           16,940           --             --
   Geological ...........         81,779         25,668          2,495         12,580           --
   Line cutting .........         48,760           --            2,981           --             --
   Mapping and sampling .        161,613         25,119          1,743            604             80
   Miscellaneous ........            568            300           --             --             --
   Management fee/adm. ..          2,191           --             --             --             --
   Surveying ............        535,633           --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        882,352         57,681         51,259         14,394            958
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $  1,025,057   $    132,851   $    164,556   $     79,344   $     61,958
                            ============   ============   ============   ============   ============

                                                             HOLLOWAY
                                             LOVELAND       FRECHEVILLE                      GOGAMA
                                MORIN        PROPERTY        PROPERTY         CHEWETT         MOLY
                              PROPERTY         GROUP           GROUP         PROPERTY       PROPERTY
                               ONTARIO        ONTARIO         ONTARI0         ONTARIO        ONTARIO
                            ------------   ------------    ------------    ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     15,000   $     92,000    $       --      $     19,680   $       --
   Staking costs ........           --            6,400            --              --             --
   Option payments cash .         20,000        100,591            --              --           10,000
   Option payments shares          9,600         48,000            --              --            6,500
   Finder's fees cash ...           --             --              --              --             --
   Write-off ............           --             --              --              --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........         44,600        246,991            --            19,680         16,500
                            ------------   ------------    ------------    ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            751          2,568            --              --             --
   Consulting ...........           --            2,250           3,533            --             --
   Drilling .............           --            5,756          43,540            --             --
   Geological ...........           --           13,264           1,500            --             --
   Line cutting .........           --           17,435            --              --             --
   Mapping and sampling .             80           --             2,503            --             --
   Miscellaneous ........           --              696            --              --              940
   Management fee/adm. ..           --             --              --              --             --
   Surveying ............           --           26,218            --            21,592           --
                                    --             --           (51,076)           --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........            831         68,187            --            21,592            940
                            ------------   ------------    ------------    ------------   ------------
BALANCE, END OF YEAR ....   $     45,431   $    315,178    $       --      $     41,272   $     17,440
                            ============   ============    ============    ============   ============


                                            DALE GOLD      METEOR LAKE     MCTAVISH      MINE CENTER
                              OWL LAKE       PROPERTY       PROPERTY       PROPERTY       PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $       --     $       --     $       --     $       --     $       --
   Staking costs ........           --             --            9,481          2,640          2,340
   Option payments cash .         10,000         15,000          5,900           --             --
   Option payments shares           --           10,500           --             --             --
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         10,000         25,500         15,381          2,640          2,340
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --             --
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --            1,190           --             --
   Geological ...........           --             --            4,997           --             --
   Line cutting .........           --             --            6,115           --             --
   Mapping and sampling .           --               40          2,800           --             --
   Miscellaneous ........           --              600           --             --             --
   Management fee/adm. ..            900           --             --             --             --
   Surveying ............           --             --             --             --             --
                                    --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........            900            640         15,102           --             --
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     10,900   $     26,140   $     30,483   $      2,640   $      2,340
                            ============   ============   ============   ============   ============

                                                   TETAGOUCHE
                                                       NEW
                                                    BRUNSWICK         TOTAL
                                                  ------------     ------------

ACQUISITION COSTS
Opening balance ..............................    $     24,500     $  1,335,160
  Staking costs ..............................            --            133,307
  Option payments cash .......................            --            558,297
  Option payments shares .....................            --            309,175
  Finder's fees cash .........................            --               --
  Write-off ..................................         (24,500)         (24,500)
                                                  ------------     ------------
Closing balance ..............................            --          2,311,439
                                                  ------------     ------------

DEFERRED EXPLORATION
Opening balance ..............................         116,173          748,197
  Consulting .................................            --             90,432
  Drilling ...................................          19,587        1,146,388
  Geological .................................           7,994          376,402
  Line cutting ...............................            --            194,144
  Mapping and sampling .......................           1,529          631,644
  Miscellaneous ..............................              12           13,325
  Management fee/adm. ........................         (19,244)          77,072
  Surveying ..................................            --            939,501
  Write-off ..................................        (126,051)        (177,127)
                                                  ------------     ------------
Closing balance ..............................            --          4,039,978
                                                  ------------     ------------
BALANCE, END OF YEAR .........................    $       --       $  6,351,417
                                                  ============     ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------


                                              RED LAKE     SILVERSTRIKE      DONOVAN         AJAX          MENNIN
                            KENORA GROUP       GROUP          GROUP           BASIN          GROUP          LAKE
                               ONTARIO        ONTARIO        ONTARIO         ONTARIO        ONTARIO       ONTARIO
                            ------------    ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $  1,262,157    $     42,000   $     41,182   $     24,600   $    135,568   $     16,000
  Staking costs .........          2,701           2,880          2,785         71,260          5,985           --
  Option payments cash ..         15,000          27,000         30,000         15,000         17,500         25,000
  Option payments shares           5,000          10,000         10,550          9,600          4,500          4,000
  Finder's fees cash ....            168            --             --             --             --             --
  Write-off .............     (1,285,026)           --             --             --             --             --
                            ------------    ------------   ------------   ------------   ------------   ------------
Closing balance .........           --            81,880         84,517        120,460        163,553         45,000
                            ------------    ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........      1,739,824            --             --              600         94,150          8,547
  Consulting ............          8,894            --           12,645         13,058          1,400           --
  Drilling ..............           --              --             --             --             --             --
  Geological ............           --             3,566            500           --             --             --
  Line cutting ..........           --            45,550         12,005         17,970          4,496          7,736
  Mapping and sampling ..           --              --             --             --            1,930           --
  Miscellaneous .........            999            --              122             66            570             51
  Management fee ........           --              --              141           --              212           --
  Surveying .............           --             2,688         61,400           --           23,217          8,835
  Write-off .............     (1,749,717)           --             --             --             --             --
                            ------------    ------------   ------------   ------------   ------------   ------------
Closing balance .........           --            51,804         86,813         31,694        125,975         25,169
                            ------------    ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $       --      $    133,684   $    171,330   $    152,154   $    289,528   $     70,169
                            ============    ============   ============   ============   ============   ============


                                           CONNOR CREEK                   OKE & FORD
                                FRIPP         BRITISH      BLACKSTOCK      PROPERTY      FORGE LAKE
                               ONTARIO       COLUMBIA        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $      8,787   $       --     $       --     $       --     $       --
  Staking costs .........          7,560           --           15,840        134,300           --
  Option payments cash ..           --             --             --             --           34,000
  Option payments shares           3,125         18,000           --             --             --
  Finder's fees cash ....           --             --             --             --             --
  Write-off .............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         19,472         18,000         15,840        134,300         34,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --           12,500           --             --             --
  Consulting ............          5,400         46,237           --             --             --
  Drilling ..............           --             --             --             --             --
  Geological ............           --             --             --             --             --
  Line cutting ..........           --             --             --             --             --
  Mapping and sampling ..            820           --             --             --             --
  Miscellaneous .........            932            780           --             --             --
  Management fee ........             60           --             --             --            5,100
  Surveying .............         33,305           --             --             --             --
  Write-off .............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         40,517         59,517           --             --            5,100
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     59,989   $     77,517   $     15,840   $    134,300   $     39,100
                            ============   ============   ============   ============   ============

                             OTTER POND                      HUNTER
                              PROPERTY     GOULD COPPER       GOLD         CHAPLEAU        WILLET
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
  Opening balance .......   $       --     $       --     $      1,800   $        475   $       --
   Staking costs ........           --           11,340          1,880        159,406           --
   Option payments cash .         27,495         12,000         10,000          8,385          5,000
   Option payments shares           --            2,375          7,125           --            6,000
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         27,495         25,715         20,805        168,266         11,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --             --
   Consulting ...........           --             --             --            7,228           --
   Drilling .............           --             --             --           16,857           --
   Geological ...........           --            3,150           --           54,169           --
   Line cutting .........           --             --             --            9,155           --
   Mapping and sampling .           --             --             --           26,058           --
   Miscellaneous ........           --              968          1,219           --            1,220
   Management fee .......          4,124           --             --           42,504           --
   Surveying ............           --             --             --            1,100           --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........          4,124          4,118          1,219        157,071          1,220
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     31,619   $     29,833   $     22,024   $    325,337   $     12,220
                            ============   ============   ============   ============   ============


                               SHARPE &                        EAST         KEITH &        ANDERSON
                               SAVARD         HORWOOD        BREACCIA        SEWELL          LAKE
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
  Opening balance .......   $       --     $       --     $       --     $       --     $       --
   Staking costs ........           --              900         15,170          7,232          7,700
   Option payments cash .         10,000         31,000         12,000         21,000         12,000
   Option payments shares           --           27,125          7,500         19,800          8,250
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         10,000         59,025         34,670         48,032         27,950
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --             --
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --             --             --             --
   Geological ...........           --             --            2,000           --             --
   Line cutting .........           --             --             --           17,962           --
   Mapping and sampling .           --             --             --             --             --
   Miscellaneous ........           --            2,071          1,070            951          1,210
   Management fee .......           --             --              300           --             --
   Surveying ............           --             --             --            7,962           --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........           --            2,071          3,370         26,875          1,210
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     10,000   $     61,096   $     38,040   $     74,907   $     29,160
                            ============   ============   ============   ============   ============

                                                                            HOLLOWAY
                                                            LOVELAND       FRECHEVILLE
                                               MORIN        PROPERTY        PROPERTY
                               PATENT        PROPERTY         GROUP           GROUP
                               ONTARIO        ONTARIO        ONTARIO         ONTARI0
                            ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $       --     $       --     $       --     $       --
   Staking costs ........          5,500          1,500           --             --
   Option payments cash .         15,000         10,000         50,000         45,000
   Option payments shares         13,500          3,500         42,000         42,000
   Finder's fees cash ...           --             --             --             --
   Write-off ............           --             --             --          (87,000)
                            ------------   ------------   ------------   ------------
Closing balance .........         34,000         15,000         92,000           --
                            ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --
   Consulting ...........           --             --             --              502
   Drilling .............           --             --             --             --
   Geological ...........           --             --              550           --
   Line cutting .........           --             --             --            3,310
   Mapping and sampling .           --             --             --             --
   Miscellaneous ........            838            751          1,935          1,428
   Management fee .......           --             --               83           --
   Surveying ............           --             --             --           22,125
   Write-off ............           --             --             --          (27,365)
                            ------------   ------------   ------------   ------------
Closing balance .........            838            751          2,568           --
                            ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     34,838   $     15,751   $     94,568   $       --
                            ============   ============   ============   ============


                               CHEWETT                      TETAGOUCHE
                              PROPERTY        MAGNUM           NEW
                               ONTARIO        ONTARIO       BRUNSWICK          TOTAL
                            ------------   ------------    ------------    ------------
ACQUISITION COSTS
Opening balance .........   $       --     $     74,000    $     12,250    $  1,618,819
   Staking costs ........          4,680           --              --           458,619
   Option payments cash .         15,000           --            10,000         457,380
   Option payments shares           --             --             2,250         246,200
   Finder's fees cash ...           --             --              --               168
   Write-off ............           --          (74,000)           --        (1,446,026)
                            ------------   ------------    ------------    ------------
Closing balance .........         19,680           --            24,500       1,335,160
                            ------------   ------------    ------------    ------------

DEFERRED EXPLORATION
Opening balance .........           --           40,392          12,109       1,908,122
   Consulting ...........           --             --            13,214         108,578
   Drilling .............           --             --            61,530          78,387
   Geological ...........           --           (1,680)          7,365          69,620
   Line cutting .........           --             --              --           118,184
   Mapping and sampling .           --             --             2,345          31,153
   Miscellaneous ........           --             --           (10,500)          6,681
   Management fee .......           --             --              --            52,524
   Surveying ............           --             --            30,110         190,742
   Write-off ............           --          (38,712)           --        (1,815,794)
                            ------------   ------------    ------------    ------------
Closing balance .........           --             --           116,173         748,197
                            ------------   ------------    ------------    ------------
BALANCE, END OF YEAR ....   $     19,680   $       --      $    140,673    $  2,083,357
                            ============   ============    ============    ============

                                  EXHIBIT INDEX

Following is a list of all of the exhibits that are filed as part of this Form 20-F:

Exhibit
Number   Description
-------  -----------------------------------------------------------------------

1.1 Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)

1.2 Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)

1.3      Altered  Memorandum  dated  December  11,  1990  (filed on  January  9,
         1991)(1)

1.4 Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991(1)

1.5      Altered Memorandum dated February 15, 2000 (filed on March 13, 2000)(1)

1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000(1)

1.7      Altered Memorandum dated May 8, 2003 (filed on May 16, 2003)(1)

1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003(1)

1.9      Articles of the Company (formerly known as Golden Trend Energy Ltd.)(1)

1.10     Transition Application dated January 5, 2005(3)

1.11     Notice of Articles dated January 5, 2005(3)

1.12     Notice of Alteration dated May 30, 2005 (filed on June 2, 2005)(4)

1.13     Articles of the Company (filed on June 2, 2005)(4)

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

4.8 Director Stock Option Agreement dated October 9, 2002 between the Company and Lynn W. Evoy(1)

4.9 Director Stock Option Agreement dated October 9, 2002 between the Company and Philip J. Southam(1)

4.10 Officer Stock Option Agreement dated October 9, 2002 between the Company and Ronda Ross-Love(1)

4.11 Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation(1)

4.12     Warrant   Certificate   dated  October  16,  2002  for  Tri-Pol  Energy
         Corporation(1)

4.13     Letter of Intent dated October 18, 2002 between the Company and Richard
         W. Hughes(1)

4.14 Subscription Agreement dated November 6, 2002 between the Company and Richard W. Hughes(1)

4.15     Warrant Certificate dated November 14, 2002 for Richard W. Hughes(1)

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

4.52     Stock Option Plan effective April 8, 2004(2)

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

4.62 Subscription Agreements dated November 2004 between the Company and various purchasers(3)

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

4.67 Subscription Agreements dated March 2005 between the Company and various purchasers(3)

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

4.104 Form of Stock Option Agreement dated February 2, 2006 between the Company and directors(4)

4.105 Form of Stock Option Agreement dated February 2, 2006 between the Company and consultants(4)

4.106 Form of Stock Option Agreement dated February 2, 2006 between the Company and management company employees(4)

4.107 Mining Option Agreement dated March 1, 2006 between the Company and Ken Fenwick, George Lucuik and Daniel Shelly(6)

4.108    Stock Option Plan (effective March 22, 2006)(6)

4.109    Form of Flow-Through Subscription Agreement dated April 2006(6)

4.110    Form of Non-Flow-Through Subscription Agreement dated April 2006(6)

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

4.116 Mining Option Agreement dated May 28, 2006 between the Company and Denis Morin and Roger Denomme(6)

4.117 Mining Option Agreement dated June 23, 2006 between the Company and Ken Fenwick, Karl Bjorkman and Don Devereaux(6)

4.118    Letter  Agreement dated June 28, 2006 between the Company and Frederick
         J. Ross and Garry Windsor(6)

4.119 Form of Joint Venture Agreement between the Company and Golden Chalice Resources Ltd.(6);

4.120    Form of Flow-Through Subscription Agreement dated December 2006(6)

4.121    Form of Non-Flow-Through Subscription Agreement dated December 2006(6)

4.122 Form of Warrant Certificate dated December 22, 2006 issued to various purchasers in connection with a private placement(6)

4.123 Mining Option Agreement dated February 5, 2007 between the Company and Ashley Gold Mines Limited and David R. Healey(6)

4.124 Mining Option Agreement dated February 5, 2007 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley(6);

4.125 Form of Warrant Certificate dated February 6, 2007 issued to various purchasers in connection with a private placement(6)

4.126 Mining Option Agreement dated February 7, 2007 between the Company and Pat Gryba and Arthur Elmgren(7)

4.127 Mining Option Agreement dated March 1, 2007 between the Company and CJP Exploration Inc. and Ashley Gold Mines Limited(7)

4.128    Form of Subscription Agreement dated April 2007(7)

4.129 Form of Warrant Certificate dated May 24, 2007 issued to various purchasers in connection with a private placement(7)

4.130    Form of Subscription Agreement dated July 2007(7)

4.131 Form of Warrant Certificate dated September 11, 2007 issued to various purchasers in connection with a private placement (7)

4.132    Amendment  Agreement  between  the  Company  and Ken Fenwick and George
         Lucuik(7)

4.133 Mining Option Agreement dated October 16, 2007 between the Company and David Meunier and Christopher Pegg(7)

4.134 Mining Option Agreement dated November 1, 2007 between the Company and Rubicon Minerals Corporation(7)

4.135 Mining Option Agreement dated February 14, 2008 between the Company Pierre Robert and Fred Fortier(7)

4.136 Purchase Agreement dated March 11, 2008 between the Company and Moneta Porcupine Mines Inc.(7)

12.1     Certification of Richard W. Hughes Pursuant to Rule 13a-14(a)(7)

12.2     Certification of Alan D. Campbell Pursuant to Rule 13a-14(a)(7)

13.1     Certification  of  Richard  W.  Hughes  Pursuant  to 18 U.S.C.  Section
         1350(7)

13.2     Certification of Alan D. Campbell Pursuant to 18 U.S.C. Section 1350(7)

15.1 Map of Ontario and Quebec including the Todd, Maskootch, Kell Mine, Silver Strike, Silverclaim, Thompson, Ajax, Strathy, Banting Chambers, Mennin Lake, Fripp, Fripp West, Hunter Gold, Chapleau, Willet, Savard & Sharpe, Bompass-Strathy, Horwood Gold, Labbe, Ross Windsor, Morin, Keith Sewell, East Breccia, Gould Copper, Patent Gold, Loveland, Anderson Lake, Chewett, Blackstock, Oke, Ford, Forge Lake, Otter Pond, Gogama, Dale Gold and Meteor Lake, Meggissi Lake and Jessop Properties in Ontario(7)

15.2     Map of British Columbia including the Connor Creek Property(7)

15.3     Map of New Brunswick including the Tetagouche Property(5)

------------------------------
(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on October 14, 2003, and incorporated herein by reference.

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

(6) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 20, 2007, and incorporated herein by reference.

(7)      Filed herewith