Form 20-F
period 2008-10-31
AMADOR GOLD CORP
filed 2009-04-28
CIK 1266833

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______________ TO
         _______________

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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


      TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------             -----------------------------------------

----------------------------------    -----------------------------------------
              None                                       None
----------------------------------    -----------------------------------------


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

        As of March 31, 2009: 190,609,384 common shares without par value

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

                          T A B L E   O F   C O N T E N T S

SUMMARY OF AMENDMENTS..........................................................1

FORWARD LOOKING STATEMENTS.....................................................2

CONVERSION TABLE  2

GLOSSARY OF TERMS 2

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE...............................3

ITEM 3   KEY INFORMATION.......................................................3
         A.       Selected Financial Data......................................3
         B.       Capitalization and Indebtedness..............................6
         C.       Reasons for the Offer and Use of Proceeds....................6
         D.       Risk Factors.................................................6

ITEM 4   INFORMATION ON THE COMPANY...........................................10
         A.       History and Development of the Company......................10
         B.       Business Overview...........................................16
         C.       Organizational Structure....................................17
         D.       Property, Plants and Equipment..............................17

ITEM 4A  UNRESOLVED STAFF COMMENTS............................................38


ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................40
         A.       Operating Results...........................................40
         B.       Liquidity and Capital Resources.............................41
         C.       Research and Development, Patents, Licenses, etc............44
         D.       Trend Information...........................................44
         E.       Off-Balance Sheet Information...............................44
         F.       Tabular Disclosure of Contractual Information...............45

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................45
         A.       Directors and Senior Management.............................45
         B.       Compensation................................................48
         C.       Board Practices.............................................51
         D.       Employees...................................................52
         E.       Share Ownership.............................................52

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................53
         A.       Major Shareholders..........................................53
         B.       Related Party Transactions..................................54
         C.       Interests of Experts and Counsel............................56

ITEM 8   FINANCIAL INFORMATION................................................56
         A.       Financial Statements and Other Financial Information........56
         B.       Significant Changes.........................................57

ITEM 9   THE OFFER AND LISTING................................................57
         A.       Offer & Listing Details.....................................57
         B.       Plan of Distributions.......................................58
         C.       Markets.....................................................58
         D.       Selling Shareholders........................................58
         E.       Dilution....................................................58
         D.       Expenses of the Issue.......................................58

ITEM 10  ADDITIONAL INFORMATION...............................................59
         A.       Share Capital...............................................59
         B.       Memorandum and Articles of Association......................59
         C.       Material Contracts..........................................59
         D.       Exchange Controls...........................................61
         E.       Taxation....................................................62
         F.       Dividends and Paying Agents.................................62
         G.       Statement by Experts........................................62
         H.       Documents on Display........................................63
         I.       Subsidiary Information......................................63

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........63

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............63

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................64

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS.........................................64

ITEM 15  CONTROLS AND PROCEDURES..............................................64

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.....................................64

ITEM 16B CODE OF ETHICS.......................................................64

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................65

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............66

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS..................................................66

                                    PART III

ITEM 17  FINANCIAL STATEMENTS.................................................67
ITEM 18  FINANCIAL STATEMENTS.................................................67
ITEM 19  EXHIBITS.............................................................67

SIGNATURES....................................................................67
FINANCIAL STATEMENTS..........................................................68
EXHIBIT INDEX...............................................................EX-1

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of Amador Gold Corp. (the "Company" or "Amador") at October 31, 2008 as filed with the applicable Canadian Securities Regulators.

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

                                CONVERSION TABLE

In this Annual Report a combination of Imperial and metric measures are used with respect to our mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

--------------------------------- --------------------- -------------------------- ------------------------
IMPERIAL MEASURE          =       METRIC UNIT           METRIC MEASURE       =     IMPERIAL UNIT
--------------------------------- --------------------- -------------------------- ------------------------
2.47 acres                        1 hectare             0.4047 hectares            1 acre
3.28 feet                         1 metre               0.3048 metres              1 foot
0.62 miles                        1 kilometre           1.609 kilometres           1 mile
1.102 tons (short)                1 tonne               0.907 tonnes               1 ton
0.029 ounces (troy)/ton           1 gram/tonne          34.28 grams/tonne          1 ounce (troy/ton)
--------------------------------- --------------------- -------------------------- ------------------------

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

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The selected financial data of the Company for fiscal 2008, 2007, 2006 and 2005 ended October 31st was derived from the consolidated financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for fiscal 2004 ended October 31st was derived from the financial statements of the Company which have been audited by Staley, Okada & Partners, Chartered Accountants. All amounts are expressed in Canadian dollars.

The consolidated financial statements included in this Annual Report and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are several material differences between Canadian GAAP and United States GAAP as applied to the financial information disclosed or summarized herein. Note 11 to the Company's audited financial statements for fiscal 2008 ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Company, and a reconciliation to United States GAAP of the Company's net income and stockholders' equity.

The information in the following table was extracted from the more detailed audited financial statements and related notes included herein and should be read in conjunction with such audited financial statements and with the information appearing under Item 5, "Operating and Financial Review and Prospects."

                  TABLE 1: STATEMENTS OF OPERATIONS AND DEFICIT
                        YEARS ENDED OCTOBER 31 (AUDITED)

                                        2008           2007           2006           2005           2004
                                    -----------    -----------    -----------    -----------    -----------
Amortization ....................          --              760            326            466            274
Bank charges and interest .......          --             --              761          1,608            832
Consulting fees .................       345,841        290,683        290,461        107,551         46,519
Interest on debt ................          --             --             --             --           49,779
Investor relations and promotion        203,678         88,098         30,103         17,370        132,154
Legal and accounting ............        45,243         40,628         79,028         49,033         79,570
Management fees .................       520,000        496,615        395,760        137,000         27,000
Office expenses and travel
                                         35,854         10,002         13,551         11,799         15,108
Part X11.6 tax ..................          --          105,322          9,056           --            3,800
Regulatory fees .................        80,588         45,791         36,000         28,982         34,808
Stock based compensation ........       785,000        140,000        286,000         79,000        144,000
Transfer agent fees .............        14,675         14,013         19,029          8,587         10,116
LOSS BEFORE OTHER INCOME
   (EXPENSE) AND INCOME TAXES ...    (2,030,609)    (1,231,912)    (1,159,271)      (440,777)      (539,000)
Write-off (recovery) of
   mineral property expenditures
                                     (2,181,735)      (201,627)    (3,261,819)          --           11,788
Exploration expenditures ........       (89,210)          --             --             --             --
Interest income .................        (9,213)       (21,536)           (43)          (619)        (4,960)
LOSS BEFORE INCOME TAXES ........    (4,292,341)    (1,412,003)    (4,421,090)      (440,777)      (527,212)
FUTURE INCOME TAX RECOVERY ......        59,520      1,177,276        223,689        101,000           --
NET LOSS AND COMPREHENSIVE
LOSS FOR THE YEAR ...............    (4,232,821)      (234,727)    (4,197,401)      (339,777)      (527,212)
FUTURE INCOME TAX BENEFIT
   RECOGNIZED ON ISSUANCE OF FLOW
   THROUGH SHARES ...............          --             --             --             --          408,000
Deficit - beginning of
period/year .....................    (8,703,729)    (8,469,002)    (4,271,601)    (3,931,824)    (3,812,612)
Deficit - end of period/year ....   (12,936,550)    (8,703,729)    (8,469,002)    (4,271,601)    (3,931,824)
Loss per share ..................   $     (0.03)   $     (0.00)   $     (0.08)   $     (0.01)   $     (0.04)

                                    US GAAP

                                        2008           2007           2006           2005           2004
                                    -----------     ----------     ----------     ----------     ----------
Loss for the year - US GAAP .....   (11,981,350)    (5,680,063)    (2,977,506)    (1,399,839)    (1,983,032)
Loss per share - US GAAP ........   $     (0.09)   $     (0.08)   $     (0.06)   $     (0.06)   $     (0.14)


                             TABLE 2: BALANCE SHEETS
                        YEARS ENDED OCTOBER 31 (AUDITED)

                                         2008            2007            2006            2005            2004
                                     ------------    ------------    ------------    ------------    ------------
Cash and cash equivalent .........        361,649       1,099,339         540,099         189,341          23,017
Tax credits recoverable ..........           --              --              --              --            12,909
Goods and services tax recoverable         72,363         136,241          30,055          16,038           6,588
Prepaid expenses .................         13,170          13,979           2,318             483           5,600
Mineral properties and deferred
   exploration costs .............     14,040,431       6,351,417       2,083,357       3,526,941       2,466,879
Exploration advances .............         20,000          20,000           3,385            --              --
Due from related parties .........         19,446            --              --              --              --
Equipment ........................           --              --               760           1,086           1,552
                                     ------------    ------------    ------------    ------------    ------------
TOTAL ASSETS .....................     14,527,059       7,620,976       2,659,974       3,733,889       2,516,545
                                     ============    ============    ============    ============    ============
Accounts payable and accrued .....         63,353
   liabilities ...................      1,192,890         356,327          62,204          48,981
Due to related party .............        579,990         437,080          46,677           4,280          10,688
                                     ------------    ------------    ------------    ------------    ------------
TOTAL LIABILITIES ................      1,772,880         793,407         108,881          53,261          74,041
                                     ============    ============    ============    ============    ============
Share capital ....................     24,239,000      14,859,054      10,480,845       7,866,229       6,203,328
Contributed surplus ..............      1,451,729         672,244         539,250         253,000         171,000
Share subscriptions receivable ...           --              --              --          (167,000)           --
Deficit ..........................    (12,936,550)     (8,703,729)     (8,469,002)     (4,271,601)     (3,931,824)
Total Shareholders' equity
   (deficit) .....................     12,754,179       6,827,569       2,551,093       3,680,628       2,442,504
                                     ------------    ------------    ------------    ------------    ------------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY ..........     14,527,059       7,620,976       2,659,974       3,733,889       2,516,545
                                     ============    ============    ============    ============    ============
Number of Shares, Issued &
   Allotted ......................    169,327,719     108,369,248      61,000,748      39,417,915      21,997,915

                                     US GAAP

                                         2008            2007           2006           2005           2004
                                     ------------    ------------   ------------   ------------   ------------
Mineral properties and
   deferred exploration costs -
   US GAAP .......................           --              --             --             --             --
Total Shareholders' equity -
   US GAAP .......................     (1,286,252)        476,152        467,736        153,687        (24,375)

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

Year Ended October 31st
---------------------------------------------------------------
     2008          2007        2006         2005        2004
-------------- ----------- ------------ ----------- -----------
   $1.2158       $0.9496     $1.1328      $1.2135     $1.3145
-------------- ----------- ------------ ----------- -----------

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

--------------------------------------------------------------------------------

          MONTH                      HIGH                       LOW
--------------------------------------------------------------------------------

March 2009                          $1.2995                   $1.2245
--------------------------------------------------------------------------------

February 2009                       $1.2710                   $1.2190
--------------------------------------------------------------------------------

January 2009                        $1.2749                   $1.1822
--------------------------------------------------------------------------------

December 2008                       $1.2971                   $1.2125
--------------------------------------------------------------------------------

November 2008                       $1.2850                   $1.1502
--------------------------------------------------------------------------------

October 2008                        $1.2942                   $1.0607
--------------------------------------------------------------------------------

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company's five previous fiscal years are as follows:

--------------------------------------------------------------------------------

                           COMPANY'S FISCAL YEAR ENDED
                                   OCTOBER 31
--------------------------------------------------------------------------------

                    2008          2007         2006         2005           2004
--------------------------------------------------------------------------------

High              $1.2158        1.1852       1.1670       1.1607         1.2194
--------------------------------------------------------------------------------

Low                $.9796        0.9496       1.1027       1.2703         1.3970
--------------------------------------------------------------------------------

Average            $1.032        1.0930       1.1328       1.2135         1.3147
--------------------------------------------------------------------------------

Period End        $1.2158        0.9496       1.1227       1.1796         1.2209
--------------------------------------------------------------------------------

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Annual Report all references herein are to Canadian Dollars.

On March 31, 2009, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN $1.2606.

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

LACK OF EARNINGS AND CASH FLOW:
The Company has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow could force the Company to cease operations and investors in the Company will lose their entire investment. As at October 31, 2008, the Company's deficit was $(12,936,550).

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

UNCERTAINTY OF OBTAINING ADDITIONAL FUNDING REQUIREMENTS:
The Company has no earnings and will therefore require financing to complete its intended exploration programs. To date, the Company has funded its exploration programs through the issuance of its equity securities, and the Company will continue to need to fund its exploration programs in this manner until such time, if ever, that it generates revenues and profits. In addition, the current corporate plan envisions expenditures of approximately $2,800,000 for property payments and exploration expenses for this year. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to lose all or a portion of their investment.

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

VOLATILITY OF SHARE PRICE:
In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During Fiscal 2008, the Company's share price fluctuated between a low of $0.065 and a high of $0.51. Subsequent to Fiscal 2008, the Company's share price has fluctuated between a low of $0.03 and a high of $0.08. Fluctuation in the Company's share price is likely to continue, and could potentially increase, in the future.

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

UNSPENT FLOW-THROUGH COMMITMENTS:
The Company has made commitments to spend certain private placement proceeds on qualified expenditures for flow-through purposes and has renounced to certain subscribers the value of this investment for which the subscriber gets a tax write off. The Company has renounced some of these expenditures prior to spending the money and will incur interest on these unspent portions until such time as the expenditures are made. Failure to make these expenditures will result in a penalty payable to the government and will require subscribers to re-file their tax return without the flow-through write off. The Company may be liable to the subscriber for the lost tax benefits they would otherwise have had. Currently, the Company's flow-through commitments exceed the available cash. If the Company is unable to raise sufficient non flow-through dollars during the year to meet its flow-through commitments, the Company will be subject to penalties, interest, subscribers' tax loss adjustments and other associated costs which cannot yet be determined.

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

BUSINESS DEVELOPMENTS DURING FISCAL 2008

PROPERTIES

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company entered into an option agreement to acquire a 100% interest in the Jessop Gold Property, located in the Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario.

MEGGISI LAKE MOLY PROPERTY, ONTARIO

On November 1, 2007, the Company entered into an option agreement to acquire a 100% interest in the Meggisi Lake Property, consisting of 7 claims (98 units) located in Meggisi Lake Township, Kenora Mining Division, Ontario.

FRIPP WEST PROPERTY, ONTARIO

On February 14, 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, consisting of 4 claims (40 units) located in Fripp Township, Porcupine Mining Division, Ontario.

NORBERG PROPERTY, ONTARIO

On February 19, 2008, the Company entered into an option agreement to acquire a 100% interest in the Norberg Property, consisting of 2 claims (21 units) located in the Norberg Township, Sault St. Marie Mining Division, Ontario.

REVELL PROPERTY, ONTARIO

On February 19, 2008, the Company entered into an option agreement to acquire a 100% interest in the Revell Property, consisting of 8 claims (114 units) located in the Revell & Hyndman Township, Kenora Mining Division, Ontario.

MONETA LOVELAND PROPERTY

On March 11, 2008, the Company entered into an option agreement to acquire a 100% interest in the Moneta Porcupine Mines Inc.'s (Moneta) Loveland Property located in Byers, Loveland, Fripp, Godfrey and Jamieson Townships, Porcupine Mining Division, Ontario.

PRIVATE PLACEMENTS

         i) On May 15, 2008, the Company closed a private placement consisting of 7,294,819 flow-through units at a price of $0.28 and 4,010,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $3,045,050. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.30 per share on or before May 14, 2010.

         ii) On July 16, 2008, the Company closed a private placement consisting of 1,625,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $406,250. An additional 60,000 units were issued at $0.25 per unit as payment for property examination fees. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share at a price of $0.30 per share on or before July 15, 2010.

         iii) On August 27, 2008, the Company closed a private placement consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceeds were $572,000. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share on or before August 26, 2010.

         iv) On October 27, 2008, the Company closed a private placement consisting of 17,157,000 flow-through units and 2,063,050 non-flow-through units at a price of $0.10 per unit. Total proceeds were $1,922,005. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share on or before October 27, 2010.

BUSINESS DEVELOPMENTS SUBSEQUENT TO FISCAL 2008

         o On December 29, 2008 the Company closed a private placement, consisting of 16,023,332 flow-through and 266,666 non flow-through units at a price of $0.06 per unit for total proceeds of $977,400. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share on or before December 31, 2010 at a price of $0.10 per share.

         o On January 15, 2009, the Company closed a private placement, consisting of 3,516,667 flow-through and 1,000,000 non flow-through units at a price of $0.06 per unit for total proceeds of $271,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share on or before January 14, 2011 at a price of $0.10 per share.

         o In February 2009, the Company granted 3,350,000 stock options to directors and officers of the Company and 4,250,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

         o On March 2, 2009, the Company arranged a private placement, consisting of 5,000,000 units at a price of $0.06 per unit for total proceeds of $300,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.06 per share in the 1st year and $0.10 per share in the 2nd year. As of the date of this Annual Report, the private placement has not closed.

         o        The Company issued 475,000 shares for mineral properties.

         o        The   Company   filed  for   additional   flow-through   share
                  renunciations totaling $5,310,649.

         o The Company has lowered the price of stock options that expire from February 2011 through April 2013 (currently priced between $0.12 and $0.22) to $0.10.

PROPERTIES

THE COMPANY COMPLETED INITIAL VALUATIONS AND TERMINATED ITS OPTION AGREEMENTS RELATED TO THE FOLLOWING PROPERTIES:

---------------------------------------- ---------------------------------------
NAME OF PROPERTY                         DATE OF TERMINATION
---------------------------------------- ---------------------------------------
Mennin Lake, Ontario                     November 2, 2008
---------------------------------------- ---------------------------------------
Connor Creek, British Columbia           December 8, 2008
---------------------------------------- ---------------------------------------
Gould Copper Mine, Ontario               December 8, 2008
---------------------------------------- ---------------------------------------
Hunter Gold, Ontario                     December 8, 2008
---------------------------------------- ---------------------------------------
Willet, Ontario                          December 8, 2008
---------------------------------------- ---------------------------------------
Patent Gold, Ontario                     December 8, 2008
---------------------------------------- ---------------------------------------
Gogama Moly, Ontario                     December 8, 2008
---------------------------------------- ---------------------------------------
Owl Lake, Ontario                        December 8, 2008
---------------------------------------- ---------------------------------------
Revell, Ontario                          December 29, 2008
---------------------------------------- ---------------------------------------
Meggisi Lake Moly, Ontario               January 7, 2009
---------------------------------------- ---------------------------------------

THE FOLLOWING OPTION AGREEMENTS HAVE BEEN AMENDED:

CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. New terms were renegotiated on December 12, 2008. In the new terms, consideration is to pay $27,500 (paid), issue 350,000 common shares of the Company (issued). There is a 2% NSR of which half may be purchased for $1,000,000.

DALE GOLD PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario. New terms were renegotiated on December 15, 2008. Consideration is, over a 2-year period, to pay $42,500 ($30,000 paid) and issue 300,000 common shares of the Company (150,000 issued). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Ross Windsor Property. New terms were renegotiated on December 15, 2008. Consideration is $27,500 cash (paid) and 175,000 common shares (issued) over a 3 year period and incur an aggregate of $20,000 in expenditures over 2 years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000.

FORGE LAKE AND OTTER POND PROPERTIES, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - A new agreement was signed on January 28, 2009. The new terms are $57,000 payable over three years ($48,000 paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company and 13,333 shares of Chalice Diamond, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The exploration costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - A new agreement was signed on January 28, 2009. The new terms are $143,500 payable over four years ($88,500 paid), 175,000 shares of Golden Chalice and 58,333 shares of Chalice Diamond to be reimbursed at fair market value of the shares as at the time of issuance, a payment of $100,000 and the issuance of 200,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these exploration costs.

Golden Chalice has since assigned its rights in the Forge Lake and Otter Pond properties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company acquired a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. The agreement was renegotiated on January 14, 2009. Consideration is $58,000 cash ($28,000 paid) and 300,000 common shares (200,000 issued) over 3 years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000.

SILVERCLAIM LAKE PROPERTY, ONTARIO

On March 28, 2005, as amended December 19, 2006, the Company acquired an option to earn a 100% undivided interest in the Silverclaim Lake Property. New terms were renegotiated on January 27, 2009. Consideration is $150,000 cash ($100,000 paid) and 200,000 common shares (issued) over a 5 year period. There is a 2% NSR payable, of which 0.5% may be purchased for $500,000 and a further 0.5% for an additional $500,000.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, as amended October 19, 2007, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. New terms were renegotiated on February 10, 2009. Consideration is $127,000 cash ($77,000 paid), 350,000 shares (150,000 issued), and a work commitment of $160,000 over four years (completed). There is a 2% NSR payable, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

THE COMPANY ENTERED INTO AN OPTION AGREEMENT RELATING TO THE FOLLOWING PROPERTY;

CUMMINGS PROPERTY, ONTARIO

In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, consisting of six patented leases located in the Jamieson Township, Porcupine Mining Division, Ontario.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Prior to year end, the Company completed initial valuations and terminated its option agreements related to the following properties:

----------------------------------------- --------------------------------------
NAME OF PROPERTY                          DATE OF TERMINATION
----------------------------------------- --------------------------------------
Meteor Lake, Ontario                      April 2008
----------------------------------------- --------------------------------------
Ajax Sheridan                             June 2008
----------------------------------------- --------------------------------------
Savard-Sharpe, Ontario                    October 8, 2008
----------------------------------------- --------------------------------------
Anderson Lake, Ontario                    October 16, 2008
----------------------------------------- --------------------------------------
McTavish, Ontario                         October 16, 2008
----------------------------------------- --------------------------------------

From the proceeds of private placements completed during fiscal 2008, the Company paid the cash option payments on the following properties:

--------------------------------------------------------------------------------
          PROPERTY                    AMOUNT                FIRST/SECOND/
                                                         THIRD/FOURTH PAYMENT
--------------------------------------------------------------------------------
RED LAKE PROPERTY
     Todd Township                    $30,000            Fourth Payment
     Maskooch Lake                    $40,000            Fourth Payment
--------------------------------------------------------------------------------
SILVERSTRIKE GROUP
     Silverstrike                     $10,000            Fourth Payment
     Silver Claim                     $50,000            Fourth Payment
--------------------------------------------------------------------------------
DONOVAN BASIN
     Thompson                          $5,000            Fourth Payment
     Kell                              $5,000            Fourth Payment
     Hudson Bay                       $15,000            Fourth Payment
--------------------------------------------------------------------------------
AJAX GROUP
     Ajax Sheridan                   $100,000            First Payment
--------------------------------------------------------------------------------
Fripp West                            $10,000            First Payment
--------------------------------------------------------------------------------
Forge Lake                             $8,000            Third Payment
--------------------------------------------------------------------------------
Otter Pond                             $9,182            Third Payment
--------------------------------------------------------------------------------
Hunter Gold                            $5,000            Third Payment
--------------------------------------------------------------------------------
Chapleau                              $95,390            Annual Lease Payment
--------------------------------------------------------------------------------
Willet                                $10,000            Third Payment
--------------------------------------------------------------------------------
Sharpe & Savard                       $50,000            Third Payment
--------------------------------------------------------------------------------
HORWOOD GROUP
    Horwood Gold                      $20,000            Third Payment
    Labbe                             $15,000            Third Payment
    Ross Windsor                      $10,000            Third Payment
--------------------------------------------------------------------------------
East Breccia                          $25,000            Third Payment
--------------------------------------------------------------------------------
Keith & Sewell                        $39,000            Third Payment
--------------------------------------------------------------------------------
Anderson Lake                         $25,000            Third Payment
--------------------------------------------------------------------------------
Morin                                 $30,000            Third Payment
--------------------------------------------------------------------------------
LOVELAND GROUP
    Loveland 1                        $50,000            Fourth Payment
    Loveland 2                        $50,000            Fourth Payment
--------------------------------------------------------------------------------
Gogama Moly                           $15,000            Second Payment
--------------------------------------------------------------------------------
Dale Gold                             $15,000            Second Payment
--------------------------------------------------------------------------------
Meggisi Lake                          $12,000            First Payment
--------------------------------------------------------------------------------
Jessop                                $18,000            First Payment
--------------------------------------------------------------------------------
Moneta                               $200,000            First Payment
--------------------------------------------------------------------------------
Norberg                                $6,000            First Payment
--------------------------------------------------------------------------------
Revell Property                       $25,000            First Payment
--------------------------------------------------------------------------------
TOTAL                                $997,572
--------------------------------------------------------------------------------

In addition, the Company paid staking costs of $287,569 for various properties during fiscal 2008.

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

The Company's corporate offices are located in Vancouver, British Columbia, Canada.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $520,000 for the year ended October 31, 2008, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

As of October 31, 2008 and March 31, 2009, the Company's material assets are the exploration properties located in Ontario and British Columbia, described below:

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 (paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

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

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochemistry prior to trenching or drilling.

B.       MASKOOCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 44 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskooch Lake property. Consideration is, over a 4-year period, to pay $88,000 (paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskooch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980s. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskooch Lake have exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid was extended over the lake in the winter followed by magnetometer and induced Polarization (IP) Surveys.

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey. This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology. The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential. Results of the VTEM survey and geochemical sampling have been analyzed. Drilling areas have been identified.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $45,000 ($40,000 paid), issue 150,000 common shares of the Company (120,000 issued) and incur an aggregate of $80,000 in exploration expenses over four years ($73,352 spent). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

B.       SILVERCLAIM LAKE PROPERTY

On March 28, 2005, as amended December 19, 2006 and January 27, 2009, the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Under the new terms, consideration is, over a 5-year period, to pay $150,000 ($100,000 paid), issue 200,000 common shares of the Company (issued). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

------------------- --------------------------------- --------------------------
       HOLE                     LOCATION                    SILVER GRADE
                                                            DRILLED WIDTH
------------------- --------------------------------- --------------------------
AGSC07-06           Drilled to test 15m north of an   31 g /t over 3.06m.
                    historical                        trench (Az 180 deg) A 0.42
                                                      m pulp  metallic  assay is
                                                      pending  for  part of this
                                                      section.
------------------- --------------------------------- --------------------------
AGSC07-07           Drilled on section under hole 6   63 g/t 11.03m
                                                      A  0.37  m  pulp  metallic
                                                      assay is pending  for part
                                                      of this section.
------------------- --------------------------------- --------------------------
AGSC07-08           Drilled on section under hole 7   56 g/t over 0.97m
------------------- --------------------------------- --------------------------
AGSC07-09           Drilled to test under the         13g/t over 0.23m
                    historical trench
------------------- --------------------------------- --------------------------
AGSC07-10           Drilled on section under hole 9   191g/t over 2.58m
                                                      A  0.32  m  pulp  metallic
                                                      assay  interval is pending
                                                      for part of this section.
------------------- --------------------------------- --------------------------
AGSC07-11           Drilled on section under hole 10  6g Ag/tonne over 0.43m
------------------- --------------------------------- --------------------------
AGSC07-12           Drilled 15 m north of hole 6      506 g Ag/tonne over 2.32m
                    (Az 180 deg)
------------------- --------------------------------- --------------------------
AGSC07-13           Drilled on section under hole 12  48 g/t over 1.60m
                                                      (includes  141g/t  over
                                                      0.34m)
------------------- --------------------------------- --------------------------
AGSC07-21           Drilled 75 m north of hole 12     58 g/t over 11.01 m
                    and 13 (Az 180 deg)               A 0.31 m metallic assay is
                                                      pending for  part of  this
                                                      section
------------------- --------------------------------- --------------------------

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

The purpose of this drilling is two fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get background data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that were flown on Amador's Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps. Currently geologists are evaluating the data to determine the next phase of exploration.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, as amended December 12, 2008, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Under the new terms, consideration is to pay $27,500 (paid), issue 350,000 common shares of the Company (issued). There is a 2% NSR of which 0.5% may be purchased for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930s and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property. Compilation of historical data is on-going.

DONOVAN BASIN PROPERTY GROUP, ONTARIO

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

A.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($20,000 paid), issue 150,000 common shares of the Company (120,000 issued) and incur $60,000 in exploration expenses over four years (completed). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

B.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company entered into an option agreement to acquire an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($20,000 paid), issue 150,000 common shares of the Company (120,000 issued) and incur $60,000 in exploration expenses over four years (completed). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

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

The Company completed an exploration program involving magnetic and electromagnetic surveys and drilling of 17 holes, totaling 2270 m, testing the Kell vein along strike and at shallow depths. The exploration program successfully identified areas of silver enrichment along the Kell Mine deformation zone, with drill hole AGKL07-08 returning 2,401 g/t silver over 1.73m, from 36.72-38.45m. The silver is hosted in a quartz-calcite-chlorite vein zone in altered diabase, where silver is found in both veining and wall rock. The intersection returned a higher grade sample of 4,580 g/t silver over 0.53m as well as 3,574 g/t silver over 0.40m.

Drilling also intersected 262 g/t silver over 8.63m in drill hole AGKL07-04 from 57.54m to 66.17m. This interval also returned a higher grade value of 2,410 g/t silver over 0.92m. Based on these results future work programs will be developed.


C.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000
(paid), issue 300,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over three years (completed). The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, three by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochemistry to identify potential mineralized zones on strike and at depth.

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

The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970's. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb, the current nickel price is over US$4.28/lb. The open pit and workings have remained flooded since 1976.

A drill program was commenced on this Property in February 2008. The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks. The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

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

In February 2008, the Company commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property. The program explored previously reported historical resources as well as new VTEM airborne geophysical targets that had never been tested. The drill program has finished and being analyzed and evaluated for further exploration.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (paid), issue 150,000 common shares of the Company (issued) over two years and incur $110,000 in exploration expenditures over three years (completed). The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

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

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochemistry prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company acquired a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000 at any time.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey.

D.       BOMPAS-STRATHY PROPERTY, ONTARIO

On December 9, 2005, the Company acquired a 100% interest in a property situated in the Bompas Township, Ontario. Consideration is $10,000 (paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

The Bompas Property will be explored for moly mineralization. This property is now considered to be part of the Ajax property described in "A" above.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, as amended September 12, 2007, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration was $142,000 ($92,000 paid), 300,000 common shares (200,000 issued) and $160,000 in exploration expenses over 4 years (completed). The Company completed an initial valuation and has terminated its option agreement related to the Mennin Lake Property as of November 3, 2008.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration consists of $5,000
(paid), 100,000 common shares of the Company (100,000 issued) and $20,000 in exploration expenditures (completed). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

In 1965, trenching uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its contact with diorite returning up to 0.5% nickel.

Portions of Amador's original Fripp Property has been flown by Geotech's VTEM airborne system. Numerous strong coincidental electromagnetic and magnetic anomalies occur on the Fripp Property. Most of the property is covered by glacial till and overburden. However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies. On June 11 the Company announced the commencement of drilling on the Fripp Property.

Amador plans to fly the remaining sections of the Property including the newly acquired Fripp West and Moneta copper occurrence that may still be open at depth. The Company then plans to drill test the Moneta occurrence at depth and the VTEM airborne anomalies. The VTEM system was successful in discovering Golden Chalice Resources' Langmuir nickel-PGM discovery.

FRIPP WEST PROPERTY, ONTARIO

On February 14, 2008 the Company acquired an option to purchase a 100% interest in the Fripp West Property, consisting of 4 claims (40 units) located in Fripp Township, Porcupine Mining Division Consideration for the Property consists of $20,000 ($10,000 paid) and 200,000 common shares of the Company (50,000 issued), payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% of which may be purchased for an additional $500,000. The agreement was accepted for filing by the Exchange on April 11, 2008.

The Property is accessible by road and is approximately 30 kilometres southwest of Timmins, Ontario. It is adjacent to the west boundary of Amador's Fripp Property.

Amador's recently acquired Moneta Porcupine's copper occurrence (as referred to later in this MD&A) is adjacent to the Fripp's eastern boundary. These acquisitions give Amador a significant land position in the area.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company entered into an option agreement with a public company related by common directors to acquire a 50% interest in the Connor Creek Property, located in the Nelson Mining Division, British Columbia. Consideration was 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. The Company completed an initial valuation and has terminated its option agreement related to the Connor Creek Property as of December 8, 2008.

BLACKSTOCK, OKE & FORD PROPERTIES, ONTARIO

The Blackstock, Oke & Ford Properties, all situated in Ontario, were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files. VTEM airborne geophysical surveys are being considered for these properties. These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization. These target areas would be followed-up by prospecting, ground geochemistry or geophysics prior to testing with drilling or trenching.

FORGE LAKE AND OTTER POND PROPERTIES, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - A new agreement signed on January 28, 2009. The new terms are $57,000 payable over three years ($48,000 paid), 40,000 common shares of Golden Chalice to be reimbursed in cash by the Company and 13,333 shares of Chalice Diamond, payable after three years, and a payment of $100,000 and the issuance of 100,000 common shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The exploration costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - A new agreement was signed on January 28, 2009. The new terms are $143,500 payable over four years ($88,500 paid), 175,000 common shares of Golden Chalice and 58,333 shares of Chalice Diamond to be reimbursed at fair market value of the shares as at the time of issuance, a payment of $100,000 and the issuance of 200,000 common shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these exploration costs.

Golden Chalice has since assigned its rights in the Forge Lake and Otter Pond properties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

COWIE/AGUONIE AND ESQUEGA/CORBIERE PROPERTIES, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         COWIE/AGUONIE PROPERTY - The agreement is to acquire a 50% interest in the Cowie/Aguonie property. The original agreement dated March 1, 2006 for 33.52 net grid claims in the Cowie and Aguonie Townships. Consideration is for payment of $500 per net grid claim for a 5 year term and $600 for a 5 year renewal term (First 3 years paid) and incur $244,360 per year on exploration expenditures ($311,400 incurred). The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

         ESQUEGA/CORBIERE PROPERTY - Agreement is to acquire a 50% interest in the Esquega/Corbiere property. The original agreement dated July 1, 2005 and amended March 1, 2006 to add additional claims. Consideration is for payment of $176,770 for a 5 year term and $194,820 for a 5 year renewal term ($133,275 paid) and incur $600,080 on exploration expenditures in the first term ($343,755 incurred) and incur $811,750 in exploration expenditures in the renewal term. The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

GOULD COPPER MINE PROPERTY, ONTARIO

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration was $50,000 ($22,000 paid), 140,000 common shares of the Company (80,000 issued) and a work commitment of $100,000 over 4 years. The Company completed an initial valuation and has terminated its option agreement related to the Gould Copper Mine Property as of December 8, 2008.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration was, over a 3-year period, to pay $45,000 ($20,000 paid), issue 250,000 common shares of the Company (175,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. The Company completed an initial valuation and has terminated its option agreement related to the Hunter Gold Property as of December 8, 2008.

CHAPLEAU DIAMOND PROPERTY, ONTARIO

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

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration was, over a 3-year period, to pay $30,000 ($20,000 paid), issue 200,000 common shares of the Company (150,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. The Company has completed an initial valuation and has terminated its option agreement related to the Willet Property as of December 8, 2008.

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

Geophysical surveys consisting of airborne magnetic and electro-magnetic surveys as well as ground magnetic and induced polarization surveys have been completed over the property and stripped areas. Geochemical survey, a mobile metal ion
(MMI) soil sample survey, has also been completed. The results are presently being compiled and evaluated to identify targets for trenching and/or drilling.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 (paid) and issue 200,000 common shares of the Company (issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim for $6,000 (paid). There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 (paid) and issue 200,000 common shares of the Company (issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINSDOR, ONTARIO

On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property. On December 15, 2008 new terms were agreed on. Consideration is $27,500 cash (paid) and 175,000 common shares (issued) over a 3 year period and incur and aggregate of $20,000 in expenditures over 2 years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, as amended October 19, 2007 and February 10, 2009, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is $127,000 cash ($77,000 paid), 350,000 shares (150,000 issued), and a work commitment of $160,000 over four years (completed). There is a 2% NSR payable, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on June 1, 2006.

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

Existing historical data has been compiled for the East Breccia. The Company has completed evaluation work on the project. A complete a surface map of the breccias to identify areas for detailed gridding, geophysics and geochemistry has been evaluated. Drill areas have been identified to improve the molybdenum/copper/silver grade and/or tonnage potential of the East Breccia.

KEITH, SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On April 10, 2006 the Company entered into an option agreement to acquire a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.

On May 28, 2006 the Company entered into an option agreement to acquire a 100% interest in the Morin Property located in the Keith Township, Ontario.

The Keith and Sewell Properties consists of two properties - the Keith Property and the Sewell Property. Consideration for the Keith and Sewell Properties, over a 2-year period, to pay $90,000 (paid), issue 420,000 common shares of the Company (issued) and incur an aggregate of $90,000 over three years (completed). There is a 3% net smelter return on the Keith and Sewell properties of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3-year period, to pay $110,000 ($60,000 paid) and issue 220,000 common shares of the Company (120,000 issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The agreements were accepted for filing by the Exchange on July 12, 2006.
The Keith and  Sewell  properties  consist  of  separate  claim  blocks in Keith
Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

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

Sewell is trenched and nickel mineralization was identified and is being assessed for geophysics. Keith is being assessed for trenching and geophysics follow up.

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

The Company has gridded part of the property and identified numerous magnetic and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling. Gridding and geophysics may also be expanded to follow existing zones on strike.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company entered into an option agreement to acquire a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration was, over a 3-year period, to pay $70,000 ($50,000 paid), issue 250,000 common shares of the Company (175,000 issued) and incur an aggregate of $130,000 in exploration expenditures over three years. The Company completed an initial valuation and has terminated its option agreement related to the patent Gold Property as of December 8, 2008.

LOVELAND PROPERTY GROUP, ONTARIO

A.       LOVELAND 1 PROPERTY

On May 18, 2006 the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property located in the Byers and Loveland Townships, Ontario. Consideration for the Loveland 1 Property, over a 5-year period, is to pay $300,000 ($150,000 paid), issue 600,000 common shares of the Company (300,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed). There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

B.       LOVELAND 2 PROPERTY

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario. Consideration for the Loveland 2 Property, over a 5-year period, is to pay $300,000 ($150,000 paid), issue 600,000 common shares of the Company (300,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed). There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

The agreements for the Loveland 1 and Loveland 2 properties were accepted for filing by the Exchange on July 19, 2006.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits.
In November 2007, drilling was commenced on the Byers-Loveland Property.

In March,  2008,  the Company  announced the discovery of nickel (Ni) and copper
(Cu) mineralization on the Loveland Property. Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization. The third of the 3 holes (AMDG-03) intersected 3 higher grade intersections within a 45 metre wide nickel-copper zone. The 3 intersections are 1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and 0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters. These 3 separate intersections occur within a
45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

In conjunction with the current results, the Company acquired a 100% interest in Moneta Porcupine Mines Inc.'s (Moneta) Loveland Property that hosts the historical Hollinger nickel-copper occurrence. The Hollinger occurrence is open at depth and is located about 1.5 km to the south-east and on strike with Amador's newly discovered Loveland mineralization. This acquisition strengthens Amador's existing land position of approximately 2330 hectares or 5700 acres in this area.

Hole AMDG-01 was drilled to test the potential for mineralization below an old nickel-copper discovery made by Cominco that was last drilled in the mid 1970's. Hole AMDG-01 intersected a broad sulphide zone at 100 m vertically below surface and over 40m down-dip of the Cominco drilling. Holes AMDG-02 and AMDG-03 were drilled 50m to the NW and 50m to the SE of AMDG-01, respectively. These holes were drilled beyond the limits of the Cominco drilling. They also intersected nickel and copper sulphide mineralization at about 100 m vertically below surface. Nickel-copper intersections in the 3 holes may be close to true width based on historical drilling in the area. Results for the 3 parallel Amador holes are shown in the table below.

---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
         DDH              From          To         Drilled         Cu         Ni       Azimuth      Hole Dip
                           (m)         (m)        Width (m)         %         %       (Degrees)     (Degrees)
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
AMDG-01                   113.0       148.5          35.5         0.55       0.40        255           55
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              113.0       113.9          0.9          0.68       1.03
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              118.0       119.0          1.0          1.35       0.93
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              122.7       128.5          5.8          0.87       1.00
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              147.5       148.5          1.0          0.90       0.84
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
AMDG-02                   113.1       120.6          7.5          0.59       0.27        255           55
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
                          129.0       131.7          2.7          0.77       0.51
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
AMDG-03                   120.6       165.6          45.0         0.75       0.70        255           55
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              120.6       130.0          9.4          0.90       1.48
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              132.6       136.5          3.9          1.11       1.15
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              146.4       160.0          13.6         1.06       0.70
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------
   Including              146.4       151.0          4.6          1.72       1.24
---------------------- ------------ ----------- --------------- ---------- --------- ------------- ------------

These 3 holes are the deepest holes ever drilled on the property. They demonstrate the mineralization continues to depth, spans at least 100 meters along strike, and is open along strike in both directions and to depth. Mineralization is described as consisting of chalcopyrite (Cu sulphide mineral) and pentlandite (Ni sulphide mineral) associated with pyrrhotite (iron sulphide mineral) and occurring as intergranular mineralization within a gabbro. The mineral concentration occurs as semi-massive +/- 75% to trace sulphides with local concentrations of chalcopyrite and pentlandite varying from 6 to 8%.

In addition to acquiring Moneta's Hollinger occurrence, Amador has purchased Moneta's Fripp and Kamiskotia Properties. These latter 2 properties are adjacent to other Amador properties. The Agreement allows Amador to purchase 100% interest in Moneta's 3 properties by paying $500,000 ($200,000 paid) and 1,350,000 common shares (540,000 issued) over a period of 3 years, subject to a 1 or 2% underlying NSR depending on the property. The addition of Moneta's Fripp and Kamiskotia Properties to Amador's existing land holdings greatly enhances the potential for Amador to discover volcanogenic massive copper-zinc-silver or nickel-copper deposits in the Timmins area. The agreement was accepted for filing by the Exchange on April 18, 2008.

Geotech was contracted to fly the state-of-the-art VTEM B-field airborne geophysical survey over all of Amador's Loveland Property and the newly acquired properties from Moneta. This survey was intended to help define the newly discovered mineralization as well as the Hollinger occurrence and other potential targets on all the properties. The results of this work were used to help plan the next phase of drilling. Amador then commenced drilling the Loveland zone at depth and along strike. The results from the first twelve drill holes (announced on September 4, 2008) are as follows:

Drill hole  LL08-05  intersected  0.88% Cu and 0.53% Ni over a drilled  width of
22.80 meters (160.30 to 183.10 meters) including 1.0% Cu and 0.65% Ni over a drilled width of 11.20 meters (160.30 to 171.50 meters) and 1.92% Cu and 1.0% Ni over 2.70 meters (180.40 to 183.10 meters). This drill hole was collared 50 meters northeast on section of earlier drill hole AMDG07-01 which had intersected 0.55% Cu and 0.40% Ni over 35.50 meters, and 50m northwest of AMDG07-03 that intersected 0.75% Cu and 0.70% Ni over 45 meters.

From the drilling to date, it appears that mineralization has been intersected 400 meters vertically below surface, is open at depth and has a strike extent of approximately 175 meters. The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface. Management is extremely encouraged with the early drilling results on the Cominco Zone and its similarity in style of mineralization to Xstrata's Montcalm Mine located twenty kilometers to the west.

Future drilling will focus on expanding the Cominco zone, and test below the Hollinger Zone that is located approximately 1.5 kilometers on strike to the southeast. The Hollinger zone is reported to possess a non 43-101 compliant historical resource of 442,000 tons grading .42% Cu and .71% Ni. The Hollinger and Cominco zones are both open at depth with additional areas of untested potential on strike.

Additional  targets for drill  testing are also  expected to be generated by the
recently   completed  Geotech  Ltd  B-field  VTEM  airborne  survey  and  ground geophysical induced polarization surveys.

Other drill hole highlights from recent drilling include LL08-11 intersecting 0.73% Cu and 0.59% Ni over a drilled width of 8.50 meters (137.00 to 145.50 meters) and 0.78% Cu and 0.85% Ni over a drilled width of 6.00 meters (166.0 to
172.00 meters). These intercepts occurred within a broad mineralized zone grading 0.38% Cu and 0.33% Ni over a drilled width of 37.60 meters (135.90 to 173.50 meters).

LL08-11 was collared approximately 40 meters southwest on section of drill hole AMDG07-01 and the intercept is interpreted as the up dip expression of the mineralized zone in drill hole AMDG07-01. In addition, drill hole LL08-18 also on section , was collared approximately 50 meters to the southwest of LL08-11 and encountered a strongly mineralized zone approximately 10 meters in drilled width up dip of the intersection in LL08-11 suggesting that mineralization extends to surface. Assays are pending for this drill hole.

LL08-01, collared approximately 50 meters southwest on section of AMDG-07-3 intersected 0.24% CU AND 0.26% NI OVER A DRILLED WIDTH OF 6.30 METERS (67.90 to
74.20 meters) and is interpreted as the strike extent of the zone approximately 50 meters to the east.

Results for the Loveland drill program are tabulated below. All drill holes have been drilled at 225 degree azimuths with -50 degree dips.

-------------------------------------------------------------------------------------------------------------
      DDH          From        To         Drilled       Cu      Ni           Zone 17          Zone 17
                   (m)        (m)        Width (m)       %       %        Northing UTM      Easting UTM
-------------------------------------------------------------------------------------------------------------
LL08-01         67.90      74.20      6.30            0.24    0.26           5391872           446310
-------------------------------------------------------------------------------------------------------------
Including       67.90      71.40      3.50            0.34    0.33
-------------------------------------------------------------------------------------------------------------
LL08-02                    N.S.V.                                            5391834           446345
-------------------------------------------------------------------------------------------------------------
LL08-03         206.60     209.30     2.70            0.19    0.23           5391949           446316
-------------------------------------------------------------------------------------------------------------
                230.20     233.20     3.00            0.15    0.12
-------------------------------------------------------------------------------------------------------------
LL08-04         N.S.V.                                                       5391906           446347
-------------------------------------------------------------------------------------------------------------
LL08-05         160.30     183.10     22.80           0.88    0.53           5391984           446280
-------------------------------------------------------------------------------------------------------------
Including       160.30     171.50     11.20           1.0     0.65
-------------------------------------------------------------------------------------------------------------
                160.30     166.60     6.30            0.92    0.63
-------------------------------------------------------------------------------------------------------------
                180.40     183.10     2.70            1.92    1.00
-------------------------------------------------------------------------------------------------------------
LL08-06         173.50     174.40     0.90            0.19    0.18           5392020           446244
-------------------------------------------------------------------------------------------------------------
LL08-07         40.90      41.40      0.50            0.71    0.23           5392018           446170
-------------------------------------------------------------------------------------------------------------
LL08-08         110.80     115.70     4.90            0.17    0.23           5392017           446317
-------------------------------------------------------------------------------------------------------------
LL08-09         112.20     112.80     0.60            0.32    0.47           5391984           446350
-------------------------------------------------------------------------------------------------------------
LL08-10         N.S.V.                                                       5391885           446255
-------------------------------------------------------------------------------------------------------------
LL08-11         135.90     173.50     37.6            0.38    0.33           5391914           446215
-------------------------------------------------------------------------------------------------------------
Including       137        145.50     8.50            0.73    0.59
-------------------------------------------------------------------------------------------------------------
                148.80     154.50     5.70            0.46    0.25
-------------------------------------------------------------------------------------------------------------
                166.00     172.0      6.00            0.78    0.85
-------------------------------------------------------------------------------------------------------------
                168.50     172.00     3.50            1.06    1.05
-------------------------------------------------------------------------------------------------------------
LL08-12         N.S.V.                                                       5391953           446183
-------------------------------------------------------------------------------------------------------------
         N.S.V. No Significant Values

Drill hole LL08-13, collared to intersect the downdip extension of the Cominco Zone, intersected 6.37 g/t Au over a drilled width of 8.55 meters from 383.25 to
391.80 meters.  Additional  intercepts  include 6.17 g/t Au over 3.0 meters from
403.0 to 406.0 meters and 10.39 g/t Au over 3.1 meters from 410.30 to 413.40 meters drilled width. This gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low angle quartz stringers associated with approximately 5 to 8% disseminated pyrite and arsenopyrite. Although early observations suggest that there may be a structural control associated with the mineralization, an interpretation of this new gold zone is preliminary and more drilling will be required to determine the true width, dip, strike and plunge extents. Company geologists are presently reevaluating completed drill holes intersecting the granodiorite which may result in deepening the holes to intersect the gold zone.

Drill hole LL08-13 also intersected anomalous copper-nickel mineralization within gabbros in the upper portion of the hole. The hole was stopped at 425 meters and may be extended in the next phase of drilling to test for additional gold zones at depth.

Amador  plans to explore  the new gold zone and  continue  to expand the Cominco nickel copper zone to depth and along strike. The Cominco Zone is hosted in gabbroic rocks and historically grades approximately 1.40% combined copper-nickel as confirmed by previously released drill results (March 13, 2008). The zone appears to extend to surface, has now been traced along strike for approximately 175 meters, and has been intersected approximately 400 meters vertically below surface (assays pending).

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples. Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory, Expert Laboratory of Rouyn-Noranda, Quebec, and the other half retained for future reference. Core samples are routinely analyzed for nickel, copper and cobalt by aqua regia digestion with atomic absorption techniques. Any analyses greater than 5,000 ppm are re-analyzed using total acid digestion and atomic absorption techniques.

Assay results from the drilling focusing on the Cominco Zone for drill holes LL08-14 to LL08-28 showed that drill hole LL08-22 intersected 1.41% COPPER AND 0.98% Nickel, or 2.39% combined copper-nickel over a drilled width of 4.0m, from
488.0 to 492.0m. This intersection occurred at about 400 meters vertically below the surface and is the deepest intersection to date at Loveland. Drill hole LL08-18, collared about 235m southwest of drill hole LL08-22, intersected 0.40% copper and 0.80% nickel over a drilled width of 7.0m from 66.80 to 73.80m. This interception occurs at about 50 meters vertically below the surface and indicates that mineralization may extend to surface.

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company acquired six mineral claims situated in the Chewett Township, Ontario for $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysical surveys, completed in April 2007, have outlined a number of circular airborne magnetic anomalies under lakes or overburden areas that could be kimberlite pipes. Geochem sampling will be carried out for some of the targets prior to being considered for testing by drilling to test for kimberlite potential.

GOGAMA MOLY PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration was, over a 2-year period, to pay $45,000 ($25,000 paid) issue 200,000 common shares of the Company (125,000 issued) and incur an aggregate of $75,000 in exploration expenditures over two years. The Company completed an initial valuation and has terminated its option agreement related to the Gogama Moly Property as of December 8, 2008.

OWL LAKE, ONTARIO

On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario. Consideration was $10,000 (paid) cash and $80,000 payable in cash or share equivalent based on the average trading price of the Company's shares over the previous 10 days from the payment date over two years (181,269 shares issued). The Company completed an initial valuation and has terminated its option agreement related to the Owl Lake Property as of December 8, 2008.

DALE GOLD PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario. New terms were renegotiated on December 15, 2008. Consideration is, over a 2-year period, to pay $42,500 ($30,000 paid) and issue 300,000 common shares of the Company (150,000 issued). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on March 26, 2007.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930s. Trenching and drilling during the mid 1990s discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones. The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company entered into an option agreement to acquire a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. The agreement was renegotiated on January 14, 2009. Consideration is $58,000 cash ($28,000 paid) and 300,000 common shares (200,000 issued) over 3 years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

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

Amador plans to conduct a detailed airborne VTEM survey over the property. This information will be used to identify structures and geology for drill testing that are potentially favourable for hosting Timmins style gold mineralization. The property is largely covered by till and swamp being evaluated to drill this winter.

MEGGISI LAKE MOLY PROPERTY, ONTARIO

On November 1, 2007, the Company entered into an option agreement to acquire a 100% interest in the Meggisi Lake Property, Ontario. Consideration was $90,000 ($12,000 paid) and 100,000 common shares of the Company (25,000 issued) over 3 years. The Company completed an initial valuation and has terminated its option agreement related to the Meggisi Lake Property as of January 7, 2009.

REVELL PROPERTY, ONTARIO

In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Revell Property, Ontario. Consideration was $100,000 ($25,000 paid) and 250,000 common shares of the Company (75,000 issued) over 3 years. The Company completed an initial valuation and has terminated its option agreement related to the Revell Property as of December 29, 2008.

NORBERG PROPERTY, ONTARIO

On February 19, 2008, the Company entered into an option agreement to acquire a 100% interest in the Norberg Property, consisting of 2 claims (21 units) located in the Norberg Township, Sault St. Marie Mining Division, Ontario. The property is accessible by road and is approximately 65 km north of Sault St. Marie, Ontario. Consideration for the Property consists of $42,000 ($6,000 paid) and 195,000 common shares of the Company (30,000 issued), payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $600,000. The agreement was accepted for filing by the Exchange on May 30, 2008.

CUMMINGS PROPERTY, ONTARIO
In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, consisting of six patented leases located in the Jamieson Township, Porcupine Mining Division, Ontario. Consideration is $60,000 cash ($5,000 paid). The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for $500,000. The Cummings property is located 20 kilometres northwest of Timmins, Ont., in the heart of the Kamiskotia volcanogenic massive sulphide (zinc, copper and silver) camp. The property has been held for 21 years by one party and has received limited work during this period.

Amador plans to fly a state-of-the-art VTEM airborne survey over the property to identify potential massive sulphides at depths in the earth below the level that historical surveys could penetrate.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario, the Savard-Sharpe Property, located in Savard and Sharpe Townships, Ontario and other diamond potential properties the Company may be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement (yet to be determined) will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing. The Savard-Sharpe Property option agreement has been terminated.

ITEM 4A  UNRESOLVED STAFF COMMENTS
         Not Applicable

   MAP OF ONTARIO INCLUDING THE TODD, MASKOOCH, KELL MINE, HUDSON BAY, SILVER STRIKE, SILVERCLAIM, CAPITOL SILVER, THOMPSON, AJAX, STRATHY, BANTING CHAMBERS, FRIPP, FRIPP WEST, CHAPLEAU, BOMPASS-STRATHY, HORWOOD GOLD, LABBE, ROSS WINDSOR,
  MORIN, KEITH SEWELL, EAST BRECCIA, LOVELAND, CHEWETT, BLACKSTOCK, OKE, FORD,
    FORGE LAKE, OTTER POND, DALE GOLD, JESSOP, MEGGESI LAKE, COWIE/AGUONIE,
               ESQUEGA/CORBIERE, NORBERG AND CUMMINGS PROPERTIES

Graphic is included as Exhibit 15.1 to this Form 20-F.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and changes in financial condition and results of operations of the Company for the year ended October
31, 2008, the year ended October 31, 2007 and the year ended October 31, 2006 should be read in conjunction with our financial statements and related notes included therein. The Company's financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to Canadian GAAP. In addition, shareholders' equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred. Note 11 of the October 31, 2008 financial statements sets forth the material differences between Canadian and U.S. GAAP.

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

A.       OPERATING RESULTS

FISCAL YEAR ENDED OCTOBER 31 2007 (AUDITED) VS. FISCAL 2006 (AUDITED)

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

FISCAL YEAR ENDED OCTOBER 31 2008 (AUDITED) VS. FISCAL 2007 (AUDITED)

There is no revenue for the year ended October 31 2008 (2007 - Nil). For the year ended October 31 2008, the Company had a net loss and comprehensive loss of $4,232,821 versus $234,727 for the year ended October 31 2007 and $4,197,401 for the year ended October 31 2006. Significant differences are as follows:

o Expenses for management fees for the year ended October 31 2008 of $520,000 (2007 - $496,615; 2006 - $395,760) were paid to a company owned 100% by a director of the Company;

o Expenses on consulting fees for the year ended October 31 2008 are $345,841 (2007 - $290,683; 2006 - $290,461);

o Stock based compensation increased to $785,000 (2007 - $140,000; 2006 - $286,000). The stock based compensation expense related to the Company granting options during the year and is required to expense the options when they are granted according the Black & Scholes Option Pricing Model. While all the options were granted at the market price, the Option Pricing Model called for this expense.

o Office and miscellaneous increased to $35,584 (2007 - $10,002; 2006 - $13,551) due to an increase in insurance cost and bank charges.

o Write off of mineral properties increased to $2,181,735 (2007 - $201,627; 2006 - $3,261,819) as a result of poor exploration results on several properties in the Company's mineral property portfolio.

o Future income tax recovery recognized on issuance of flow through shares 2008 - $59,520 (2007 - $1,177,276; 2006 - $223,689).

Exploration costs, net of mineral costs written off during the year, totalled $7,958,485 for fiscal 2008 as compared to $3,291,781 for fiscal 2007. If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP. As a result, net loss under U.S. GAAP for fiscal 2008 would be
$(11,981,350) (versus $(4,232,821) under Canadian GAAP), as compared to $(5,680,063) under U.S. GAAP for fiscal 2007 (versus $(234,727) under Canadian
GAAP). Net loss per share under U.S. GAAP for fiscal 2008 would be $(0.09) (versus $(0.03) under Canadian GAAP), as compared to $(0.08) under U.S. GAAP for fiscal 2007 (versus $(0.00) under Canadian GAAP).

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

FISCAL 2008

The Company had working capital deficit of 1,325,698 at October 31, 2008 compared to working capital of $456,152 at October 31, 2007.

During the year ending October 31, 2008, the Company expended $7,639,579 on the acquisition of mineral properties and exploration expenditures. The Company had $361,649 cash and cash equivalents at the end of the year.

In addition, during the year, the Company raised $78,200 through the exercise of 440,500 options, $3,568,867 through the exercise of 21,506,833 warrants and issued 2,401,269 shares for property acquisitions. In fiscal 2008, the Company closed the following private placements:

i) On May 15, 2008, the Company closed the private placement arranged on March 19, 2008, consisting of 7,294,819 flow-through units at a price of $0.28 and 4,010,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $3,045,050. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.30 per share on or before May 14, 2010.

ii) On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,625,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $406,250. An additional 60,000 units were issued at $0.25 per unit as payment for property examination fees. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share at a price of $0.30 per share on or before July 15, 2010.

iii) On August 27, 2008, the Company closed the private placement arranged on August 19, 2008, consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceeds were $572,000. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share on or before August 26, 2010.

iv) On October 27, 2008, the Company closed the private placement arranged on September 9, 2008 and October 7, 2008 consisting of 17,157,000 flow-through units and 2,063,050 non-flow-through units at a price of $0.10 per unit. Total proceeds were $1,922,005. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share on or before October 27, 2010.

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

EFFECTS OF U.S. GAAP

Under Canadian GAAP, exploration costs related to our mineral properties are capitalized and are written off if the properties are abandoned or sold or if management decides not to pursue the properties. The capitalized costs are shown as an asset "Mineral properties" on our balance sheet. Under U.S. GAAP, exploration costs related to our mineral properties are expensed as incurred, which decreases our deficit and total assets by a like amount. Cumulative capitalized exploration costs totalled $14,040,431 for fiscal 2008 as compared to $6,351,417 for fiscal 2007, which resulted in a total stockholders' equity under U.S. GAAP for fiscal 2007 of ($1,286,252) (versus $12,754,179 under Canadian GAAP), as compared to fiscal 2007 total stockholders' equity of $476,152 under U.S. GAAP for the prior year period (versus stockholders' equity of $6,827,569 under Canadian GAAP), and resulted in total mineral property assets under U.S. GAAP for fiscal 2008 of $Nil (versus $14,040,431 under Canadian GAAP), as compared to fiscal 2007 total assets of $Nil under U.S. GAAP for the prior year (versus $6,351,417 under Canadian GAAP).

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

CORPORATE PLAN

The current corporate plan envisions expenditures of approximately $521,327 for property payments for this year. Plans for obtaining the funds include private placements and exercise of warrants.

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information about the payment schedule for the Company's known contractual obligations as at October 31, 2008:

-------------------- ---------------------------------------------------------------------------------------------------------
                                              OPTION PAYMENTS REQUIRED TO RETAIN PROPERTY INTERESTS
                     ---------------------------------------------------------------------------------------------------------
    CONTRACTUAL
    OBLIGATIONS               TOTAL                LESS THAN 1 YEAR             1-3 YEARS                  3-5 YEARS
-------------------- ------------------------- ------------------------- ------------------------- ---------------------------
   PROPERTY NAME     PROPERTY      PROPERTY    PROPERTY      PROPERTY    PROPERTY      PROPERTY    PROPERTY       PROPERTY
                      PAYMENT    EXPENDITURE    PAYMENT    EXPENDITURE    PAYMENT    EXPENDITURE    PAYMENT     EXPENDITURE
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
SILVER STRIKE
GROUP
Silver Strike           $10,000       $20,000     $10,000       $20,000         N/A           N/A         N/A             N/A
Silverclaim             $50,000           N/A     $25,000           N/A     $25,000           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
DONOVAN BASIN
GROUP
Thompson                $10,000           N/A     $10,000           N/A         N/A           N/A         N/A             N/A
Kell Mine               $10,000           N/A     $10,000           N/A         N/A           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Forge Lake               $9,000           N/A      $9,000           N/A         N/A           N/A         N/A             N/A
(50% Joint Venture)
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Otter Pond              $29,038           N/A      $7,919           N/A     $21,119           N/A         N/A             N/A
(50% Joint Venture)
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Cowie/AGUONIE           $60,778      $182,333     $30,389       $60,778     $30,389      $121,555         N/A             N/A
(50% JOINT VENTURE)
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Esquega/Corbiere        $50,019      $147,387     $50,019       $72,706         N/A       $74,681         N/A             N/A
(50% Joint Venture)
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Ross Windsor             $7,500           N/A      $7,500           N/A         N/A           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
East Breccia            $65,000           N/A     $15,000           N/A     $50,000           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Morin                   $50,000           N/A     $50,000           N/A         N/A           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Loveland 1             $175,000           N/A     $50,000           N/A    $125,000           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Loveland 2             $180,000           N/A     $55,000           N/A    $125,000           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Dale Gold               $12,500           N/A     $12,500           N/A         N/A           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Jessop                  $40,000           N/A     $10,000           N/A     $30,000           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Kamiskotia             $300,000           N/A    $150,000           N/A    $150,000           N/A         N/A             N/A
(formerly Moneta)
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Norberg                 $36,000           N/A      $9,000           N/A     $27,000           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
Fripp West              $10,000           N/A     $10,000           N/A         N/A           N/A         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------
TOTAL                $1,104,835      $349,720    $521,327      $153,484    $583,508      $196,236         N/A             N/A
-------------------- ----------- ------------- ----------- ------------- ----------- ------------- ----------- ---------------


NOTE:    The Company has no contractual obligations beyond five years.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RICHARD W. HUGHES (age 75) has been a Director of the Company since December 19, 2002. Mr. Hughes was appointed the President and Chief Executive Officer of the Company on May 11, 2005. Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies primarily in the mineral exploration industry. In addition, Mr. Hughes is currently involved with the following companies that are reporting companies in British Columbia and Alberta:

------------------------------------ ------------------------------------- -------------------------------
NAME OF COMPANY                      POSITION                              TERM OF SERVICE
------------------------------------ ------------------------------------- -------------------------------
Abitibi Mining Corp.                 President and Director                June, 1983 to present
Alamos Gold Corp.                    Director                              March 2000 to present
Chalice Diamond Corp.                Director                              July 2006 to present
Fortune River Resources Corp.        Director                              July 2002 to present
Genco Resources Ltd.                 Director                              November 10, 2004 to present
Golden Chalice Resources Inc.        President and Director                Feb./2004 to Nov./2004
                                     Chairman of the Board and Director    November 2004 to present
Golden Goliath Resources Ltd.        Director                              June 1998 to present
Kalahari Resources Inc.              Director                              February 1994 to present
Klondike Gold Corp.                  President and Director                August 1985 to present
Klondike Silver Corp.                Director                              March 2005 to present
Kootenay Gold Inc.                   Director                              March 2005 to present
Tiomin Resources Inc.                Director                              August 1997 to present
Sedex Mining Corp.                   President and Director                November 1980 to present
Zinccorp Resources Inc..             President and Director                November 2006 to present
------------------------------------ ------------------------------------- -------------------------------


Mr. Hughes is widely recognized as one of the discoverers of the Hemlo gold mines in Ontario and was involved in the discovery of the Balmoral Mine in Quebec. He was also instrumental in discovering and launching the production of the Sleeping Giant Mine (owned jointly by Aurizon Mines and Cambior), as well as the Beaufor Mine, owned by Aurizon.

ALAN D. CAMPBELL (age 64) has been a Director and the Chief Financial Officer of the Company since May 11, 2005. Mr. Campbell is an independent business consultant and a director and officer of the following other mining and exploration companies:

----------------------------------- -------------- -----------------------------
NAME OF COMPANY                     POSITION       TERM OF SERVICE
----------------------------------- -------------- -----------------------------
Abitibi Mining Corp.                Director       April 24, 2006 to present
Chalice Diamond Corp.               Director       July 31, 2006 to present
Golden Chalice Resources Inc.       Director       Feb. 2, 2004 to present
Kalahari Resources Inc.             Director       Feb. 15, 1994 to present
Klondike Silver Corp.               Director       July 2005 to present
Klondike Gold Corp.                 Director       August 22, 2006 to present
Sedex Mining Corp.                  Director       April 24, 2006 to present
Zinccorp Resources Ubc,             Director       November 2006 to present
----------------------------------- -------------- -----------------------------

LYNN W. EVOY (age 69) has been a Director of the Company since July 31, 2000. Mr. Evoy has been involved with many companies on various stock exchanges, serving as president, director and secretary since 1980. He is a pilot and was a Captain for Canadian Airlines, flying over 33 years until his retirement in 1999. Mr. Evoy is also a director and/or officer of the following companies:

----------------------------------- -------------- -----------------------------
NAME OF COMPANY                     POSITION       TERM OF SERVICE
----------------------------------- -------------- -----------------------------
Golden Chalice Resources Inc.       Director       1999 to February 2004
Golden Chalice Resources Inc.       Director       November 20, 2008 to present
Abitibi Mining Corp.                Director       November 20, 2008 to present
Klondike Silver Corp.               Director       February 27, 2009 to present
Chalice Diamond Corp.               Director       March 31, 2009 to present
----------------------------------- -------------- -----------------------------

JOHN KEATING (age 52) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005. From January 2000 to September 2004, Mr. Keating was the President of Black Bull Resources where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating worked for the federal government for 10 years as a Senior Commodity/Policy Analyst in the Department of Natural Resources. Prior to that, he served as Exploration Project Manager for Noranda Exploration Company Limited for 11 years working out of their Timmins, Vancouver, Kamloops and Yellowknife offices over that period. Mr. Keating is also a director and/or officer of the following companies:

----------------------------------- ------------------------------------- -------------------------
NAME OF COMPANY                     POSITION                              TERM OF SERVICE
----------------------------------- ------------------------------------- -------------------------
Golden Chalice Resources Inc.       Chief Executive Officer & Director    November 2004 to present
Chalice Diamond Corp.               President & Director                  July 2006 to present
Klondike Silver Corp.               Director                              July 2005 to present
Abitibi Mining Corp.                Director                              November 2007 to present
Zinccorp Resources Inc.             Director                              July 2007 to present
----------------------------------- ------------------------------------- -------------------------

JAMES M. MCDONALD, P.Geo. (age 48) has been a Director of the Company and the Vice-President of Exploration since May 11, 2005 and is a director and/or officer of the following companies:

----------------------------------- ---------------------- ---------------------
NAME OF COMPANY                     POSITION               TERM OF SERVICE
----------------------------------- ---------------------- ---------------------
Genco Resources Ltd.                President & Director   2003 to present
Alamos Gold Inc.                    Director               June 16/83 to present
Kootenay Gold Inc.                  Director               March 7/05 to present
Golden Chalice Resources Inc.       Director               Feb. 2/04 to present
----------------------------------- ---------------------- ---------------------

JOSEPH MONTGOMERY, PhD., P.Eng. (age 81), a consulting geologist, has been a Director of the Company since September 19, 2005. Mr. Montgomery is a director and officer of the following other mining and exploration companies:

----------------------------------- -------------- -----------------------------
NAME OF COMPANY                     POSITION       TERM OF SERVICE
----------------------------------- -------------- -----------------------------
Abitibi Mining Corp.                Director       June 16/83 to present
Chalice Diamond Corp.               Director       November 2008 to present
Klondike Gold Corp.                 Director       August 15/85 to present
Klondike Silver Corp.               Director       March 2006 to preseent
Golden Chalice Resources Inc.       Director       Feb. 2/04 to present
Sedex Mining Corp.                  Director       1997 to present
Daren Industries Ltd.               Director       June 1993 to present
Kalahari Resources Inc              Director       November 2005 to present
Zinccorp Resources Inc..            Director       July 2007 to present
----------------------------------- -------------- -----------------------------

LINDA BRENNAN (age 52), is an independent business consultant that has been involved with many companies on the TSX Venture Exchange and is the Corporate Secretary for Amador Gold Corp., Abitibi Mining Corp., Chalice Diamond Corp., Kalahari Resources Inc., Golden Chalice Resources Inc., Klondike Silver Corp., Klondike Gold Corp., Sedex Mining Corp. and Zinccorp Resources Inc.

DIANA MARK (age 51) has been involved in the mining industry for the past 25 years, and has significant experience in regulatory and corporate governance issues. Mrs. Mark is the Assistant Corporate Secretary for Amador Gold Corp., Abitibi Mining Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp, Klondike Silver Corp., Sedex Mining Corp. and Zinccorp Resources Inc.

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

The following table sets forth details of the compensation paid during the Company's fiscal year ended October 31, 2008 to directors and senior management:


                                                                                  LONG-TERM COMPENSATION
                                                                      ----------------------------------------
                                           ANNUAL COMPENSATION                  AWARDS              PAYOUTS
                                     -------------------------------- ---------------------------- -----------
                                                                       SECURITIES     RESTRICTED
                                                            OTHER         UNDER       SHARES OR                   ALL
                                                           ANNUAL       OPTIONS/      RESTRICTED                 OTHER
                                                           COMPEN-        SARS          SHARE         LTIP      COMPEN-
         NAME AND                     SALARY    BONUS      SATION      GRANTED (1)      UNITS       PAYOUTS      SATION
    PRINCIPAL POSITION       YEAR      ($)       ($)         ($)           (#)           ($)          ($)         ($)
---------------------------- ------- --------- --------- ------------ -------------- ------------- ----------- -------------
Richard W. Hughes            2008      Nil       Nil       $83,000    2,818,000/Nil      Nil          Nil          Nil
(PRESIDENT AND CHIEF
EXECUTIVE OFFICER)
---------------------------- ------- --------- --------- ------------ -------------- ------------- ----------- -------------
Alan Campbell                2008      Nil       Nil       $50,600    1,260,000/Nil      Nil          Nil          Nil
(CHIEF FINANCIAL OFFICER)
---------------------------- ------- --------- --------- ------------ -------------- ------------- ----------- -------------
Lynn W. Evoy                 2008      Nil       Nil       $12,000     353,000/Nil       Nil          Nil          Nil
(DIRECTOR)
---------------------------- ------- --------- --------- ------------ -------------- ------------- ----------- -------------
John Keating                 2008      Nil       Nil       $41,000    1,035,000/Nil      Nil          Nil          Nil
(VICE-PRESIDENT,
EXPLORATIONS)
---------------------------- ------- --------- --------- ------------ -------------- ------------- ----------- -------------
James M. McDonald            2008      Nil       Nil       $12,000     390,000/Nil       Nil          Nil          Nil
(DIRECTOR)
---------------------------- ------- --------- --------- ------------ -------------- ------------- ----------- -------------
Joseph Montgomery            2008      Nil       Nil         Nil       270,000/Nil       Nil          Nil          Nil
(DIRECTOR)
---------------------------- ------- --------- --------- ------------ -------------- ------------- ----------- -------------

Notes:

(1)      Figures  represent  options  granted  during  a  particular  year.  See
         "Aggregate   Options"  table  for  the  aggregate   number  of  options
         outstanding at year end. SARs refers to Stock Appreciation Rights.

                                AGGREGATE OPTIONS

--------------------------------------- ----------------------------------------
               DIRECTOR                 NO. OF OPTIONS OUTSTANDING AS AT OCTOBER
                                                        31, 2008
--------------------------------------- ----------------------------------------
Richard W. Hughes                                     2,818,000 (1)
--------------------------------------- ----------------------------------------
Alan D. Campbell                                      1,260,000 (2)
--------------------------------------- ----------------------------------------
Lynn W. Evoy                                            353,000 (3)
--------------------------------------- ----------------------------------------
John Keating                                          1,035,000 (4)
--------------------------------------- ----------------------------------------
James McDonald                                          390,000 (5)
--------------------------------------- ----------------------------------------
Joseph Montgomery                                       270,000 (6)
--------------------------------------- ----------------------------------------

         (1) Incentive stock options for an aggregate of 2,818,000 common shares, of which (i) 70,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (ii) 883,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 175,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iv) 650,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; (v) 400,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and 710,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share. Note: Subsequent to year end, the options that expired on January 5, 2009 were not exercised.

         (2) Incentive stock options for an aggregate of 1,260,000 common shares, of which (i) 250,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share and (ii) 50,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 70,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iv) 200,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; 205,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and 485,000 were granted on May 1, 2008 exercisable on or before April 30, 2012 at an exercise price of $0.22 per share.

         (3) Incentive stock options for an aggregate of 353,000 common shares, of which (i) 140,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (ii) 13,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; (iv) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and (v) 100,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share. Note: Subsequent to year end, the options that expired on January 5, 2009 were not exercised.

         (4) Incentive stock options for an aggregate of 1,035,000 common shares, of which (i) 325,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; (ii) 50,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; (iv) 125,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and (v) 485,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share.

         (5)      Incentive stock options for an aggregate of 290,000,  of which
                  (i) 200,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share;
                  (ii) 20,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iv) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and (v) 100,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share..

         (6)      Incentive stock options for an aggregate of 270,000,  of which
                  (i) 100,000 were granted on November 18, 2006 exercisable on or before November 17, 2011 at an exercise price of $0.10 per share; (ii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iii) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and (iv) 100,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share.


The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2008 by the directors of the Company and the financial year-end value of unexercised options on an aggregate basis:

                                                                                        VALUE OF UNEXERCISED
                                                                     UNEXERCISED            IN-THE-MONEY
                                                                   OPTIONS/SARS AT         OPTIONS/SARS AT
                                SECURITIES                         OCTOBER 31, 2008      OCTOBER 31, 2008(1)
                               ACQUIRED ON      AGGREGATE VALUE      EXERCISABLE/           EXERCISABLE/
            NAME               EXERCISE (#)       REALIZED ($)     UNEXERCISABLE #         UNEXERCISABLE $
----------------------------- ---------------- ----------------- --------------------- ------------------------
Richard W. Hughes                     147,000           $18,500         2,888,000/Nil          Nil/Nil
----------------------------- ---------------- ----------------- --------------------- ------------------------
Alan D. Campbell                          Nil               N/A         1,260,000/Nil          Nil/Nil
----------------------------- ---------------- ----------------- --------------------- ------------------------
Lynn W. Evoy                           62,000           $11,780           353,000/Nil          Nil/Nil
----------------------------- ---------------- ----------------- --------------------- ------------------------
John Keating                              Nil               N/A         1,035,000/Nil          Nil/Nil
----------------------------- ---------------- ----------------- --------------------- ------------------------
James McDonald                            Nil               N/A           390,000/Nil          Nil/Nil
----------------------------- ---------------- ----------------- --------------------- ------------------------
Joseph Montgomery                         Nil               N/A           270,000/Nil          Nil/Nil
----------------------------- ---------------- ----------------- --------------------- ------------------------

(1) Value using the closing price of common shares of the Corporation on the TSX Venture Exchange on October 31, 2008 of $0.065, less the exercise price of the stock options.

During the financial year ended October 31, 2008, the share purchase warrants were exercised by the following directors of the Company.

---------------------------------------------------------------------------------------------------
     DIRECTOR OR ASSOCIATED COMPANY      NO. OF WARRANTS      EXERCISE PRICE       EXERCISE DATE
                                           EXERCISED
---------------------------------------------------------------------------------------------------
               Richard W. Hughes           1,000,000               $0.10          January 25, 2008
---------------------------------------------------------------------------------------------------
   Hastings Management Corp. (1)             250,000               $0.10          January 25, 2008
---------------------------------------------------------------------------------------------------
                Alan D. Campbell             200,000               $0.20          May 6, 2008
---------------------------------------------------------------------------------------------------
               Richard W. Hughes           1,000,000               $0.20          May 21, 2008
---------------------------------------------------------------------------------------------------
       Hastings Management Corp.             600,000               $0.20          May 21, 2008
---------------------------------------------------------------------------------------------------
                    Lynn W. Evoy              50,000               $0.20          May 21, 2008
---------------------------------------------------------------------------------------------------
                    John Keating              54,000               $0.20          May 21, 2008
---------------------------------------------------------------------------------------------------
                  James McDonald             100,000               $0.20          May 21, 2008
---------------------------------------------------------------------------------------------------
                          TOTAL:           3,254,000
---------------------------------------------------------------------------------------------------

(1) Hastings Management Corp. is a private company owned as to 100% by Richard W. Hughes.

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Corporation, was paid $520,000 for the year ended October 31, 2008, pursuant to administrative services provided to the Corporation including supervising and administering the financial requirements of the Corporation's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

OTHER COMPENSATION

No amounts have been set aside or accrued by the Company during fiscal 2008 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Company. Except as discussed in "Options to Purchase Securities From Company", the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors and senior management.

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

E.       SHARE OWNERSHIP

At February 24, 2009 (the voting record date for the March 31, 2009 annual general and special meeting), directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over common shares of the Company as follows:

-------------------------- ---------------------------------------- --------------------- ------------------
             NAME                            POSITION                      SHARES            % OF SHARES
                                                                                             OUTSTANDING
-------------------------- ---------------------------------------- --------------------- ------------------
Richard W. Hughes          President, Chief Executive Officer &            14,482,000 (1)           8.2%
                           Director
-------------------------- ---------------------------------------- --------------------- ------------------
Alan D. Campbell           Chief Financial Officer & Director                 550,000               .31%
-------------------------- ---------------------------------------- --------------------- ------------------
Lynn W. Evoy               Director                                           284,500 (2)           .16%
-------------------------- ---------------------------------------- --------------------- ------------------
John Keating               Vice-President, Exploration & Director             308,000               .17%
-------------------------- ---------------------------------------- --------------------- ------------------
James M. McDonald          Director                                           100,000               .06%
-------------------------- ---------------------------------------- --------------------- ------------------
Joseph Montgomery          Director                                               Nil                Nil
-------------------------- ---------------------------------------- --------------------- ------------------
Linda Brennan              Corporate Secretary                                200,000               .11%
-------------------------- ---------------------------------------- --------------------- ------------------

(1) Of these shares, a total of 5,642,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes; and

(2) Of these shares, a total of 184,500 shares are held by Jo-Ann Evoy, wife of Lynn W. Evoy.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

In order to attract and retain highly qualified personnel, the Company provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the "TSXV") and its Board of Directors. The Company has a stock option plan (the "Plan") that was approved by its shareholders at its last annual general and special meeting held on March 31, 2009. The Plan is administered by the Company's Board of Directors.

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

As at March 31, 2009, the following stock options were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
   NUMBER OF OPTIONS           EXERCISE PRICE                 EXPIRY DATE
--------------------------------------------------------------------------------
          1,440,000                $0.10                July 28, 2010
--------------------------------------------------------------------------------
          1,291,000                $0.10                November 17, 2010
--------------------------------------------------------------------------------
            625,000                $0.20                February 2, 2011
--------------------------------------------------------------------------------
          1,405,000                $0.15                July 6, 2011
--------------------------------------------------------------------------------
            112,500                $0.15                November 3, 2011
--------------------------------------------------------------------------------
          1,815,500                $0.12                April  18, 2012
--------------------------------------------------------------------------------
          5,181,000                $0.22                April 30, 2013
--------------------------------------------------------------------------------
          7,600,000                $0.10                February 26, 2014
--------------------------------------------------------------------------------
         19,470,000
--------------------------------------------------------------------------------

At March 31, 2009, the following share purchase warrants, in connection with private placement financings, were outstanding:

                            SHARE PURCHASE WARRANTS:

--------------------------------------------------------------------------------
       NUMBER OF WARRANTS      EXERCISE PRICE                   EXPIRY DATE
--------------------------------------------------------------------------------
          9,187,500                $0.15                         May 23, 2009
--------------------------------------------------------------------------------
          2,545,000                $0.30                   September 21, 2009
--------------------------------------------------------------------------------
          4,482,069                $0.30                       April 22, 2010
--------------------------------------------------------------------------------
          6,822,750                $0.30                         May 14, 2010
--------------------------------------------------------------------------------
          1,685,000                $0.30                        July 15, 2010
--------------------------------------------------------------------------------
          4,400,000                $0.15                      August 26, 2010
--------------------------------------------------------------------------------
         19,220,050                $0.15                     October 27, 2010
--------------------------------------------------------------------------------
         16,289,998                $0.10                    December 31, 2010
--------------------------------------------------------------------------------
          4,516,667                $0.10                     January 14, 2011
--------------------------------------------------------------------------------
         69,149,034
--------------------------------------------------------------------------------


ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).

As of February 24, 2009 (the voting record date for the March 31, 2009 annual general and special meeting), the only persons or company holding RECORD OWNERSHIP of common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

-------------------------- ---------------------------- ------------------------
           NAME                NUMBER OF SHARES                PERCENTAGE
-------------------------- ---------------------------- ------------------------
CDS & Co.                         154,778,948                     81.2%
-------------------------- ---------------------------- ------------------------

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

As of February 24, 2009 (the voting record date for the March 31, 2009 annual general meeting), to the knowledge of the Company the only persons or company who BENEFICIALLY OWNED directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

-------------------------- ---------------------------- ------------------------
           NAME               NUMBER OF SHARES                PERCENTAGE
-------------------------- ---------------------------- ------------------------
Richard W. Hughes                  14,482,000 (1)                 7.6%
-------------------------- ---------------------------- ------------------------

(1) Of these shares, a total of 5,642,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes, a director and officer of the Company.

The information as to shares beneficially owned, not being with the knowledge of the Company, has been furnished by the respective individuals. The Company's major shareholders do not have different voting rights. There are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

There were 190,609,384 (unaudited) common shares issued and outstanding at February 24, 2009. Based on the records of the Company's transfer agent, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, to the best of the Company's knowledge, there were at February 24, 2009, of record, 158 Canadian shareholders, 34 U.S. shareholders and 17 international shareholders, representing 188,026,299, 2,517,933 and 65,152 common shares respectively, being 98.65%, 1.32% and 0.03% respectively of the Company's common shares then outstanding.

B.       RELATED PARTY TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan for the period since the beginning of the Company's fiscal year ended October 31, 2008 and the date of this Annual Report, or any presently proposed transaction to which we were or are to be a party:

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

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

a) A private company controlled by a director of the Company was paid $520,000 (2007 - $496,615; 2006 - $395,760) in respect of management fees. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required. As at October 31, 2008, $15,561 (2007 - nil) was due to the related party.

b) During the year, fees for consulting services in the amount of $271,091 (2007 - $180,000; 2006 - $187,500) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid $12,343 (2007 - $30,477; 2006 - nil) to a private company controlled by an officer of the Company and $94,681(2007 - $522,754; 2006 - nil) to a public company with common directors for exploration expenditures. At October 31, 2008, $35,168 (2007 - $66,091) was owed to the related parties.

c) The Company incurred and deferred $975,669 (2007 - $325,932; 2006 - $282,834) for acquisition and exploration expenses and management fees of $146,262 (2007 - $34,414; 2006 - $42,504) charged on these properties by a public company related by common directors and officers. At October 31, 2008, $529,261 (2007 - $370,989) was owed to the related company.

d) At October 31, 2008 the Company had receivables from two public companies related by directors and officers in common of $19,946 (2007
         - nil).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

None of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended October 31, 2008.

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

This Annual Report contains the audited financial statements for the Company for the fiscal years ended October 31, 2008, October 31, 2007 and October 31, 2006 reported on by Morgan & Company, Chartered Accountants, as follows:

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

B.       SIGNIFICANT CHANGES

Other than the information disclosed elsewhere in this Annual Report, there are no other significant changes that occurred during the period subsequent to October 31, 2008.

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

         ------------------------------ ------------------- -------------------
                 CALENDAR YEAR                 HIGH                LOW
         ------------------------------ ------------------- -------------------
         2004                                        $0.63               $0.12
         ------------------------------ ------------------- -------------------
         2005                                        $0.15              $0.075
         ------------------------------ ------------------- -------------------
         2006                                       $0.295              $0.095
         ------------------------------ ------------------- -------------------
         2007                                       $0.405               $0.11
         ------------------------------ ------------------- -------------------
         2008                                        $0.51              $0.065
         ------------------------------ ------------------- -------------------


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
         ------------------------------ ------------------- -------------------


         ------------------------------ ------------------- -------------------
              FISCAL YEAR - 2008               HIGH                LOW
         ------------------------------ ------------------- -------------------
         1st Quarter                                 $0.51              $0.255
         ------------------------------ ------------------- -------------------
         2nd Quarter                                 $0.46              $0.205
         ------------------------------ ------------------- -------------------
         3rd Quarter                                 $0.29               $.165
         ------------------------------ ------------------- -------------------
         4th Quarter                                $0.165              $0.065
         ------------------------------ ------------------- -------------------

The following is a summary of trading, on a monthly basis, of the shares of the Company on the TSX Venture Exchange in Canada during the past six months:

-------------------- ------------------ ------------------ --------------------
  MONTH AND YEAR        HIGH (CDN $)        LOW (CDN $)            VOLUME
-------------------- ------------------ ------------------ --------------------
October 2008               $0.11              $0.06            7,721,832
-------------------- ------------------ ------------------ --------------------
November 2008             $0.085             $0.045            2,889,073
-------------------- ------------------ ------------------ --------------------
December 2008             $0.075             $0.055            3,762,310
-------------------- ------------------ ------------------ --------------------
January 2009               $0.08              $0.05            5,205,234
-------------------- ------------------ ------------------ --------------------
February 2009             $0.055             $0.045            2,057,101
-------------------- ------------------ ------------------ --------------------
March 2009                $0.055              $0.03            2,347,093
-------------------- ------------------ ------------------ --------------------

The closing price of the Company's common shares on March 31, 2009 was $0.045. The Company has no established trading market in the United States.

TYPE AND CLASS OF SECURITIES

The Company is authorized to issue up to an unlimited number of common shares. TRANSFERABILITY

There are no restrictions on the transferability of the Company's common shares, except under applicable securities laws. The transfer of its common shares is managed by its transfer agent, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; Telephone:
(604) 689-9853; Facsimile: (604) 689-8144).

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

C.       MATERIAL CONTRACTS

The following are summaries of all material contracts entered into by the Company for the past two years:

     a) Mining Option Agreement dated February 5, 2007 between the Company and Ashley Gold Mines Limited and David R. Healey whereby the Company was granted an option to earn a 100% interest in the Gogama Moly Property, Ontario;
     b) Mining Option Agreement dated February 5, 2007 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley (each as to 25%) whereby the Company was granted an option to earn a 100% interest in the Dale Gold Property, Ontario;

     c) Mining Option Agreement dated February 7, 2007 between the Company and Pat Gryba and Arthur Elmgren (each as to 50%) whereby the Company was granted an option to earn a 100% interest in the Owl Lake Property, Ontario;
     d) Mining Option Agreement dated March 1, 2007 between the Company and CJP Exploration and Ashley Gold Mines Limited (each as to 50%) whereby the Company was granted an option to earn a 20% interest in the Meteor Lake Property, Ontario;
     e) Subscription Agreements dated April 2007 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 11,200,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.12 per share until May 23, 2008 or at an exercise price of $0.15 per share until May 23, 2009;
     f) Subscription Agreements dated July 2007 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 2,545,000 units for cash of $0.25 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.30 per share until September 21, 2009;
     g) Amendment Agreement dated September 12, 2007 between the Company and Ken Fenwick and George Lucuik regarding the Mennin Lake Property, Ontario;
     h) Mining Option Agreement dated October 16, 2007 between the Company and David Meunier (as to 50%) and Christopher Pegg (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Jessop Gold Property, Ontario.
     i) Mining Option Agreement dated November 1, 2007 between the Company and Rubicon Minerals Corporation whereby the Company was granted an option to earn a 100% interest in the Meggisi Lake Property, Ontario;
     j) Mining Option Agreement dated February 14, 2008 between Pierre Robert and Fred Fortier (each as to 50%) whereby the Company was granted an option to earn a 100% interest in the Fripp West Property, Ontario;
     k) Mining Option Agreement dated February 19, 2008 between George Lucuik (as to 34%), James Ralph (as to 33%) and Daniel Shelly (as to 33%) whereby the Company was granted an option to earn a 100% interest in the Norberg Property, Ontario;
     l) Mining Option Agreement dated February 19, 2008 between Rubicon Minerals Corporation whereby the Company was granted an option to earn a 100% interest in the Revell Property, Ontario;
     m) Purchase Agreement dated March 11, 2008 between Moneta Porcupine Mines Inc. whereby the Company agreed to purchase certain mining claims known as the Loveland, Fripp and Kamiscotia Properties, Ontario;
     n) Subscription Agreements dated March 2008 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 7,294,819 flow-through units at a price of $0.28 per unit and 4,010,000 non flow-through units at a price of $0.25 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.30 per share until May 14, 2010;
     o) Subscription Agreements dated May 2008 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 1,625,000 non flow-through units at a price of $0.25 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.30 per share until July 15, 2010;
     p) Subscription Agreements dated August 2008 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 4,400,000 flow-through units at a price of $0.13 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.15 per share until August 26, 2010; and

     q) Subscription Agreements dated September 2008 between the Company and various investors. Pursuant to these agreements, the purchasers purchased a total of 17,157,000 flow-through units and 2,063,050 non flow-through units at a price of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.15 per share until October 27, 2010;
     r) Mining Option Agreement dated December 7, 2007 between the Company and Kealey Cummings (as to 50%) and Aline Cummings (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Cummings Property, Ontario;
     s) Amending Agreement dated December 2, 2008 between the Company and and Kealey Cummings (as to 50%) and Aline Cummings (as to 50%) amending the terms of the option agreement dated December 7, 2007 on the Cummings Property, Ontario;
     t) Amending Agreement dated December 12, 2008 between the Company and Canadian Prospecting Ventures Inc. amending the terms of the option agreement dated June 21, 2005 on the Capitol Silver Property, Ontario;
     u) Amending Agreement dated December 15, 2008 between the Company and Frederick Ross (as to 60%) and Garry Windsor (as to 40%) amending the terms of the option agreement dated December 7, 2007 on the Ross Windsor Property, Ontario;
     v) Amending Agreement dated December 15, 2008 between the Company and Frederick Ross (as to 25%), Garry Windsor (as to 25%), Bruce Durham (as to 25%) and Charles Hartley (as to 25%) amending the terms of the option agreement dated February 7, 2007 on the Dale Gold Property, Ontario; and
     w) Amending Agreement dated January 27, 2009 between the Company and Canadian Prospecting Ventures Inc. amending the terms of the option agreement dated March 28, 2005, as amended December 19, 2006, on the Silverclaim Property, Ontario;

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

E.       TAXATION

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the INCOME TAX ACT (Canada) (the "Act") and the CANADA - UNITED STATES INCOME TAX CONVENTION (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company's capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company's common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended October 31, 2008 or October 31, 2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

THIS SUMMARY DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO OUR COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN U.S. FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES AND NON-U.S. HOLDERS. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES IN OUR COMPANY

F.       DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.       STATEMENT OF EXPERTS

Not Applicable.

H.       DOCUMENTS ON DISPLAY

The Company has filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to its class of common shares.

You may read and copy all or any portion of this annual report on Form 20-F or other information in the Company's files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site () that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

The documents concerning the Company that are referred to in this annual report may be viewed on the SEC's web site and may also be viewed at the office of the Company at 711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2, during normal business hours.

I.       SUBSIDIARY INFORMATION

Diamondcorp Resources Inc. is a wholly-owned subsidiary of the Company. Refer to the note on page 37 for information on Diamondcorp.

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

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15  CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Richard W. Hughes, the Company's President and Chief Executive Officer and Alan D. Campbell, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of October 31, 2008. Based upon that evaluation, Messrs. Hughes and Campbell concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company's internal control over financial reporting that occurred during the fiscal year ended October 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal year ended October 31, 2008, the Company's principal accountant billed $43,500 for the audit of the Company's annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2008. For the fiscal year ended October 31, 2007, the Company's principal accountant billed $39,220 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2007.

AUDIT-RELATED FEES

For the fiscal year ended October 31, 2008, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees". For the fiscal year ended October 31, 2007, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended October 31, 2008 and 2007, the Company's principal accountant billed $Nil and $Nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended October 31, 2008 and 2007, the Company's principal accountant billed $Nil and $Nil, respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended October 31, 2008, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

The audited financial statements of the Company and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the audited financial statements listed below. Canadian investors should refer to the audited financial statements of the Company at October 31, 2008 as filed with the Canadian Securities Regulators.

The Company's audited financial statements for the fiscal years ended October 31, 2008, 2007 and 2006 are attached hereto immediately following the text of this Annual Report. They include:

         o Auditor's Report (Report of independent registered public accounting firm) dated February 25, 2009
         o        Consolidated Balance Sheets
         o        Consolidated Statements of Operations and Comprehensive Loss
         o        Consolidated Statements of Shareholders' Equity
         o        Consolidated Statements of Cash Flows
         o        Notes to Consolidated Financial Statements
         o        Schedules of Mineral Property Expenditures

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

Date:    April 21, 2009                Amador Gold Corp.


                                       BY:  /S/ RICHARD W. HUGHES
                                            ------------------------------------
                                       Richard W. Hughes, President and
                                       Chief Executive Officer

                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                            JANUARY 31, 2009 AND 2008

                                  - UNAUDITED -

------------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED BALANCE SHEETS
                                                        Unaudited
------------------------------------------------------------------------------------
                                                        January 31,     October 31,
                                                           2009            2008
                                                       ------------    ------------

ASSETS

CURRENT
    Cash and cash equivalents ......................   $    989,424    $    361,649
    Accounts receivable ............................         22,628          72,363
    Prepaid expenses
                                                             19,900          13,170
                                                       ------------    ------------
                                                          1,031,952         447,182

EXPLORATION ADVANCES (Note 4) ......................           --            20,000

DUE FROM RELATED PARTIES (Note 5(d)) ...............          2,340          19,446

MINERAL PROPERTIES (Notes 3, 5(b), 5(c)) ...........     14,296,558      14,040,431
                                                       ------------    ------------

                                                       $ 15,330,850    $ 14,527,059
                                                       ============    ============

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities .......   $    849,978    $  1,192,890
    Due to related parties (Notes 5(a), 5(b) & 5(c))        465,165         579,990
                                                       ------------    ------------

                                                          1,315,143       1,772,880

SHAREHOLDERS' EQUITY

SHARE CAPITAL ......................................     25,830,838      24,239,000

CONTRIBUTED SURPLUS ................................      1,451,729       1,451,729


DEFICIT ............................................    (13,266,860)    (12,936,550)
                                                       ------------    ------------

                                                         14,015,707      12,754,179
                                                       ------------    ------------

                                                       $ 15,330,850    $ 14,527,059
                                                       ============    ============

Going Concern (Note 1)
Commitments (Note 7)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ ALAN D. CAMPBELL       Director        /S/ LYNN W. EVOY           Director
--------------------------                 --------------------------


                           - See Accompanying Notes -

------------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)
------------------------------------------------------------------------------------

                                                       THREE MONTHS ENDED JANUARY 31
                                                           2009             2008
                                                      -------------    -------------
ADMINISTRATIVE EXPENSES
    Consulting fees ...............................   $      72,902    $      99,100
    Investor relations and promotion ..............          45,743           36,044
    Legal and accounting ..........................           1,258               75
    Management fees ...............................         140,000          120,000
    Office expenses and miscellaneous .............           1,969           14,692
    Regulatory fees ...............................          13,174            1,301
    Transfer agent fees ...........................           1,654            3,030
                                                      -------------    -------------

LOSS BEFORE OTHER INCOME (EXPENSE) AND INCOME TAXES        (276,700)        (274,242)

OTHER INCOME (EXPENSE)
   Write-off of mineral property expenditures .....          (9,700)            --
   Exploration expenditures .......................         (43,910)            --
   Interest income ................................            --              2,799
                                                      -------------    -------------

LOSS BEFORE INCOME TAXES ..........................        (330,310)        (271,443)
                                                      -------------    -------------

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD ....   $    (330,310)   $    (271,443)
                                                      =============    =============

LOSS PER SHARE - Basic and diluted ................   $       (0.00)   $       (0.00)
                                                      =============    =============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
   Basic and diluted ..............................     176,382,809      109,471,313
                                                      =============    =============


                          - See Accompanying Notes -

------------------------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------

FOR THE PERIOD ENDED JANUARY 31, 2009
------------------------------------------------------------------------------------------------------------------------------

                                                           SHARE CAPITAL
                                                   ---------------------------     CONTRIBUTED
                                                      NUMBER         AMOUNT          SURPLUS         DEFICIT          TOTAL
                                                   ------------   ------------    ------------    ------------    ------------
Balance, October 31, 2007 ......................     61,000,748   $ 10,480,845    $    539,250    $ (8,469,002)   $  2,551,093
  Issue of shares for mineral properties .......      2,401,269        602,065            --              --           602,065
  Issue of shares for cash, private placements
     Flow-through shares .......................     28,851,819      4,330,250            --              --         4,330,250
     Non flow-through shares ...................      7,758,050      1,630,055            --              --         1,630,055
  Share issuance costs .........................           --         (385,486)           --              --          (385,486)
  Warrants exercised for cash ..................     21,506,833      3,568,867            --              --         3,568,867
  Stock options exercised for cash .............        440,500         78,200            --              --            78,200
  Fair value of stock options exercised ........           --            5,515          (5,515)           --              --
  Stock based compensation .....................           --             --           785,000            --           785,000
  Tax benefits renounced on flow-through shares            --          (59,520)           --              --           (59,520)
  Net loss and comprehensive loss for the year .           --             --              --        (4,467,548)     (4,467,548)
  Share subscriptions receivable ...............           --         (390,000)           --              --          (390,000)
                                                   ------------   ------------    ------------    ------------    ------------
Balance, October 31, 2008 ......................    169,327,719     24,239,000       1,451,729     (12,936,550)     12,754,179
  Issue of shares for mineral properties .......        475,000         28,750            --              --            28,750
  Issue of shares for cash, private placements
     Flow-through shares .......................     19,539,999      1,172,400            --              --         1,172,400
     Non flow-through shares ...................      1,266,666         76,000            --              --            76,000
  Share issuance costs .........................           --          (85,312)           --              --           (85,312)
  Warrants exercised for cash ..................           --             --              --              --              --
  Stock options exercised for cash .............           --             --              --              --              --
  Fair value of stock options exercised ........           --             --              --              --              --
  Stock based compensation .....................           --             --              --              --              --
  Tax benefits renounced on flow-through shares            --             --              --              --              --
  Net loss and comprehensive loss for the period           --             --              --          (330,310)       (330,310)
  Share subscriptions receivable ...............           --          400,000            --              --           400,000
  Share subscriptions advance ..................           --             --              --              --              --
                                                   ------------   ------------    ------------    ------------    ------------
BALANCE, JANUARY 31, 2009 ......................    190,609,384   $ 25,830,838    $  1,451,729    $(13,266,860)   $ 14,015,707
                                                   ============   ============    ============    ============    ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
--------------------------------------------------------------------------------


                                                         THREE MONTHS ENDED
                                                             JANUARY 31
                                                         2009          2008
                                                     -----------    -----------

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
   Net loss and comprehensive loss for the period    $  (330,310)   $  (271,443)

   Add items not affecting cash:
      Write-off of mineral property expenditures .         9,700           --

   Changes in non-cash operating assets and
     liabilities:
      Accounts receivable ........................        66,839          8,861
      Prepaid expenses ...........................        (6,729)        (3,521)
      Accounts payable and accrued liabilities ...    (1,143,201)      (209,468)
      Due to related parties .....................      (555,839)      (411,707)
                                                     -----------    -----------
                                                      (1,959,540)      (887,278)
                                                     -----------    -----------

FINANCING ACTIVITIES
   Share subscriptions receivable ................       400,000         10,000
   Share subscriptions advance ...................          --            6,700
   Issuance of share capital .....................     1,248,400        837,200
   Share issuance costs ..........................       (85,312)          --
                                                     -----------    -----------
                                                       1,563,088        853,900
                                                     -----------    -----------

INVESTING ACTIVITIES
   Exploration advances ..........................        20,000         (1,667)
   Mineral property acquisition and exploration
     expenditures ................................     1,004,227       (975,656)
                                                     -----------    -----------
                                                       1,024,227       (977,323)
                                                     -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS ...................................       627,775     (1,010,701)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...       361,649      1,099,339
                                                     -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD .........       989,424         88,638
                                                     ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE
   OF NON-CASH FINANCING AND INVESTING ACTIVITIES
   Interest paid .................................          --             --
FINANCING AND INVESTING ACTIVITIES
   Shares Issued for Mineral Property Acquisition         28,750        125,250
                                                     ===========    ===========


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

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

       During the year,  the  Company  incurred a net loss of  $330,310  (2008 -
       $271,443 (loss); 2007 - $284,513 (loss)) and has an accumulated deficit of $13,266,860 (2008 - $8,975,173; 2007 - $8,753,515). The Company is in
       the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.     SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian "GAAP") as established by the Canadian Institute of Chartered Accountants ("CICA").

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

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       c)     Use of estimates

              The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues, expenses and expenditures during the reporting period. Significant areas requiring the use of management estimates relate to the identification and capitalization of exploration costs, determination of impairment in the carrying values for long-lived assets, the existence of contingent assets and liabilities, and values ascribed to related party transactions and balances, stock based compensation, and future income taxes. Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively. Actual results could differ from these estimates.

       d)     Measurement uncertainty

              Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty. Management's assessment of recoverability is based on, among other things, the Company's estimate of current mineral reserves and resources which are supported by geological estimates, estimated gold and copper prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for mineral properties.

       e)     Financial instruments and risk management

              Under CICA Handbook Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT and Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, financial instruments are designated into one of the six categories: held-for-trading investments, held-to-maturity investments, loans and receivables, available-for-sale assets, held-for-trading liabilities, or other financial liabilities. Financial instruments, included on the balance sheet are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments and liabilities are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, de-recognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financing are expensed in the period incurred.

              The Company has designated its financial instruments as follows: cash as held-for-trading investments, account receivable and due from/to related parties as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities. The Company does not engage in any form of derivative or hedging instruments.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       e)     Financial instruments and risk management (continued)

              Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Liquidity risks is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

              Credit risk and liquidity risk on amounts due to creditors and amounts due from/to related parties were significant to the Company's balance sheet at year-end. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company's ability to raise share capital is indirectly related to changing metal prices and the price of gold in particular. It is management's opinion that the Company is not exposed to significant market price risk.

       f)     Foreign currency translation

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

       g)     Cash and cash equivalents

              Cash consists of cash and demand deposits. Cash equivalents are investments with an initial maturity of three months or less at the date of acquisition. The Company places its cash and cash investments with institutions of high-credit worthiness.

       h)     Mineral properties

              Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred and capitalized until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       h)     Mineral properties (continued)

              Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. Carrying values of mineral properties and capitalized exploration and development expenditures do not necessarily reflect present or future values.

       i)     Equipment and amortization

              Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the straight-line method.

       j)     Long-lived assets

              Long-lived assets include mineral properties. The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

              A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions for impairment write-down. The conditions include unfavourable exploration results and significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount.

       k)     Asset retirement obligations

              The Company applies CICA accounting standard 3110 - "Asset Retirement Obligations" to account for the obligations to reclaim and remediate the mineral properties. Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset. Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

              As of August 31, 2008, the Company had determined that there were no significant legal obligations for reclamation and remediation costs. The Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period estimates are revised.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       l)     Share capital

              i) Share consideration - Agent's warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors. Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

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

       m)     Income taxes

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

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       n)     Loss per share

              Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Basic and diluted loss per share is equal for the years ended October 31, 2008, 2007 and 2006 as outstanding stock options and warrants were all anti-dilutive.

       o)     Accounting policy changes

              Effective November 1, 2007, the Company adopted the following new CICA Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation.

              i) Section 1535, Capital Disclosures, requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. Under this standard, the Company will be required to disclose the following:

                     o      qualitative   information   about  its   objectives,
                            policies and processes for managing capital;

                     o summary quantitative data about what it manages as capital;

                     o whether during the period it complied with any externally imposed capital requirement to which it is subject; and

                     o      when  the  Company  has  not   complied   with  such
                            externally   imposed   capital   requirements,   the
                            consequences of such non-compliance.

              ii) Sections 3862 and 3863 consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and
                     Section 3863 carries forward unchanged the presentation requirements.

                     Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

                     o the significance of financial instruments for the Company's financial position and performance,

                     o the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and

                     o      how the Company manages those risks.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       o)     Accounting policy changes (continued)

              iii) On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

       p)     Future accounting pronouncements

              i) The CICA issued Section 3064 - GOODWILL AND INTANGIBLE ASSETS replacing Section 3450, RESEARCH AND DEVELOPMENT COSTS. The new standard, which the Company will adopt in fiscal 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. Management is in the process of assessing the impact of this new standard and the impact on the Company's consolidated financial statements has not yet been determined.

              ii) The CICA issued Section 1601 CONSOLIDATED FINANCIAL STATEMENTS. This new Section will be applicable to financial statements relating to the Company's interim and fiscal year beginning on or after January 1, 2011. Early adoption is permitted. This section establishes standards for the preparation of consolidated financial statements. The Company has not yet determined the impact of the adoption of this new section on the consolidated financial statements.

              iii) Canada's Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards ("IFRS") by 2011. Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practices differ from IFRS. The impact on the Company's consolidated financial statements has not yet been determined.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES


       a)     Red Lake Property Group, Ontario

              i)     Todd Township Property

                     On June 23, 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, approximately 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $69,000 cash ($69,000 paid)
                     over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $600,000.

              ii)    Maskootch Lake Property

                     On June 23, 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $88,000 cash ($88,000 paid)
                     over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $1,000,000.

       b)     Silverstrike Property Group, Ontario

              i)     Silverstrike Property

                     On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($40,000 paid), 150,000 common shares (120,000 issued) and $80,000 in exploration expenses over 4 years ($73,352 spent). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

              ii)    Silverclaim Property

                     On March 28, 2005, as amended January 27, 2009 the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($100,000 paid), 200,000 common shares
                     (200,000 issued). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

              iii)   Capitol Silver Property

                     On June 21, 2005 as amended December 12, 2008, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $27,500 cash (paid in full) and 350,000 shares (350,000 issued). The property is subject to a 2% NSR. The Company may purchase 0.5% for $500,000 and a second 0.5% for a further $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       c)     Donovan Basin Property Group, Ontario

              i)     Thompson Property

                     On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($20,000 paid), 150,000 common shares (120,000 issued) and $60,000 in exploration expenditures over 4 years (completed). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000.

              ii)    Kell Mine Property

                     On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($20,000 paid), 150,000 common shares (120,000 issued) and $60,000 in exploration expenses over 4 years (completed). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000.

              iii)   Hudson Bay Property

                     On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($35,000 paid), 300,000 common shares (300,000 issued) and $60,000 in exploration expenses over 3 years (completed). The property is subject to a 2% NSR, with an option to buy back 0.5% of which can be purchased for $500,000 and a second 0.5% for a further $500,000.

       d)     Ajax Property Group, Ontario

              i)     Ajax Property

                     On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

              ii)    Banting Chambers Property

                     On July 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash
                     (paid), 150,000 shares (issued) over two years and $110,000 in exploration expenditures (completed). A 2% NSR is payable on the property, half of which can be purchased for $500,000.

              iii)   Strathy Property

                     On July 19, 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash (paid). The property is subject to a 1% NSR, which may be purchased for $250,000 at any time.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.      MINERAL PROPERTIES (continued)

       d)     Ajax Property Group, Ontario (Continued)

              iv)    Bompas Property

                     On December 9 2005, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% NSR, half of which can be purchased for $250,000.

              v)     Ajax Sheridan

                     On December 5, 2007, the Company acquired a 100% interest in the Ajax Sheridan property. Consideration was $1,300,000 cash ($100,000 paid). The property is subject to a 2.5% NSR, which can be purchased for $1,000,000. This property was terminated in June 2008.

       e)     Mennin Lake Property, Ontario

              July 28, 2005, as amended on September 12, 2007, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($92,000 paid), 300,000 common shares (200,000 issued) and $160,000 in exploration expenses over 4 years (completed). The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year. This property was terminated in November 2008.

       f)     Fripp Property, Ontario

              August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario for $5,000 cash (paid), 100,000 common shares (issued) payable over 4 years, and $20,000 in exploration by December 31, 2005 (completed). The property is subject to a 1% NSR of which half may be purchased for $500,000.

       g)     Connor Creek Property, British Columbia

              September 20, 2005, the Company entered into an option agreement with a public company related by common directors to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. This property was terminated in December 2008.


       h)     Blackstock Property and Oke & Ford Property, Ontario

              The Blackstock property and the Oke & Ford property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.      MINERAL PROPERTIES (continued)

       i)     Forge Lake Property, Ontario and Otter Pond Property, Ontario

              i) Agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property. The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. Consideration is $57,000 payable over three years ($48,000 paid), 40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of 13,333 shares of Chalice Diamond, payable after three years. In addition, there is a royalty payable of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. Costs comprise annual cash payments, taxes, and minimum work expenditures. to be split 50/50. The Company will also pay a 15% administration fee to the related company.

              ii) Agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. Consideration is $143,500 payable over four years ($88,500 paid), 175,000 shares of the related company and 58,333 shares of Chalice Diamond at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 200,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of the costs incurred on this property.

       j)     Gould Copper Mine Property, Ontario

              On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($22,000 paid), 140,000 shares (80,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% NSR payable to the optionor of which half may be purchased for $750,000. This property was terminated in December 2008.

       k)     Hunter Gold Property, Ontario

              On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($20,000 paid), 250,000 common shares (175,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. This property was terminated in December 2008.

       l)     Chapleau Property, Ontario

              On October 1, 2005, the Company entered into an acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 (paid) plus 15% for administration on all expenses incurred. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee as disclosed in the related party note.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       m)     Willet Property, Ontario

              On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration is $30,000 cash ($20,000 paid), 200,000 common shares (150,000 issued), and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor, of which half may be purchased for $1,000,000. This property was terminated in December 2008.

       n)     Savard & Sharpe Property, Ontario

              On December 8, 2005, the Company entered into an option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over 3 years ($75,000 paid). There is a 2% NSR payable to the optionor, of which half may be purchased for $500,000. This property was terminated in October 2008.

       o)     Horwood Property Group, Ontario

              i)     Horwood Gold Property

                     On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

              ii)    Horwood Gold 2 Property

                     On January 4, 2006, the Company entered into an agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% NSR to the optionor, of which half may be purchased for $500,000.

              iii)   Labbe Property

                     On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

              iv)    Ross Windsor Property

                     On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. The agreement was renegotiated on 15 December 2008. Consideration is $27,500 cash (paid) and 175,000 common shares (issued) over a 3 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       p)     East Breccia Property, Ontario

              On March 1, 2006 as amended on February 10, 2009, the Company entered into an option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $127,000 cash ($77,000 paid), 350,000 shares (150,000 issued), and a work commitment of $160,000 over four years (completed). There is a 2% NSR payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

       q)     Keith & Sewell Property Group, Ontario

              On April 10, 2006, the Company entered into an option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($90,000 paid), 420,000 shares over 2 years (420,000 issued), and a work commitment of $90,000 over 3 years (completed). There is a 3% NSR payable to the optionor of which two-thirds may be purchased for $1,500,000.

       r)     Anderson Lake, Ontario

              On June 23, 2006, the Company entered into an option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($62,000 paid), 300,000 shares (150,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year. This property was terminated in October 2008.

       s)     Patent Property, Ontario

              On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($50,000 paid), 250,000 shares (175,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000. This property was terminated in December 2008.

       t)     Morin, Ontario

              On May 28, 2006, the Company entered into an option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($60,000 paid) and 220,000 shares over 3 years (120,000 issued). There is a 3% NSR payable to the optionor, of which half may be purchased for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       u)     Loveland Property Group, Ontario

              i) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 1
                     Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($150,000 paid), 600,000 shares
                     (300,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

                     Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

              ii) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over 5 years ($150,000 paid), 600,000 shares payable over 5 years (300,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

                     Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

       v)     Holloway/Frecheville Property Group, Ontario

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

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       w)     Chewett Property, Ontario

              On June 28, 2006, the Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% NSR, of which half may be purchased for $750,000.

       x)     Gogama Moly Property, Ontario

              On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in Moher Township property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 cash ($25,000 paid) and 200,000 shares payable over 2 years (125,000 issued), and a work commitment of $75,000 over 2 years. The property is subject to a 2% NSR, of which half may be purchased for $1,000,000. This property was terminated in December 2008.

       y)     Owl Lake Property, Ontario

              On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario for consideration of $10,000 (10,000 paid) cash and $80,000 in cash or share equivalent based on the average trading price of the Company's share over the previous 10 days from the payment date over two years (181,269 shares issued). The property is subject to a 2% NSR, of which half may be purchased for $500,000. This property was terminated in December 2008.

       z)     Dale Gold Property, Ontario

              On February 7, 2007 as amended on December 15, 2008, the Company entered into an option agreement to acquire a 100% interest in the Horwood Township property located in Ontario. Consideration of $42,500 cash (30,000 paid) and 300,000 shares payable over 2 years (150,000 issued). The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

       aa)    Meteor Lake Property, Ontario

              On March 1, 2007, the Company acquired a 20% interest in the Moffat, Marshay, and Beulah Township property located in Ontario for consideration of $4,000 cash (paid) and cost of 40,000 shares of a public company controlled by an officer of the Company payable over 12 months (20,000 issued and $1,900 reimbursed by the Company). The property is subject to a 1% NSR. In April 2008 this property was terminated.

       bb)    McTavish Property, Ontario

              The McTavish property was acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government file. The property is part of the Anderson lake property, which was terminated 16 October, 2008.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       cc)    Tetagouche Property, News Brunswick

              On May 6, 2005, the Company entered into an option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $750,000. This property was terminated in and written off in June 2007.

       dd)    Meggisi Lake, Ontario

              On November 1, 2007, the Company entered into an option agreement to acquire a 100% interest in the Meggisi Lake Property, Ontario. Consideration is $90,000 cash ($12,000 paid) and 100,000 common shares (25,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. This property was terminated in January 2009.

       ee)    Jessop Property, Ontario

              On October 16, 2007, the Company entered into an option agreement to acquire a 100% interest in the Jessop Property, Ontario. The agreement was renegotiated on 14 January 2009. Consideration is $58,000 cash ($28,000 paid) and 300,000 common shares (200,000 issued) over 3 years. The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

       ff)    Moneta Property, Ontario

              On March 11, 2008, the Company entered into an option agreement to acquire a 100% interest in the Moneta Porcupine Mines Inc.'s (Moneta) Loveland Property, Ontario. Consideration is $500,000 cash ($200,000 paid) and 1,350,000 common shares (540,000 issued) over 3 years. The property is subject to a 2% NSR.

       gg)    Norberg Property, Ontario

              In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Norberg Property, Ontario. Consideration is $42,000 cash ($6,000 paid) and 195,000 common shares (30,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $600,000.

       hh)    Revell Property, Ontario

              In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Revell Property, Ontario. Consideration is $100,000 cash ($25,000 paid) and 250,000 common shares (75,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. This property was terminated in December 2008.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)


       ii)    Fripp West Property, Ontario

              In February 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, Ontario. Consideration is $20,000 cash ($10,000 paid) and 200,000 common shares (50,000 issued) over 2 years. The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

       jj)    Armstrong Lake, Ontario

              In September 2008, the Company entered into an option agreement to acquire a 100% interest in the Armstrong Lake, Ontario. Consideration was $54,700 cash and 100,000 common shares over 3 years. The property was subject to a 2% NSR with a buy back of 1% for $1,000,000. This property was terminated in December 2008.

       kk)    Cummings Property, Ontario

              In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, Ontario. Consideration is $60,000 cash ($5,000 paid). The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for a further $500,000.

       ll)    Cowie/Aguonie  Property,  Ontario and  Esquega/Corbiere  Property,
              Ontario

              i) Agreement with a public company related by common directors to acquire a 50% interest in the Cowie/Aguonie property. The original agreement dated March 1, 2006 for 33.52 net grid claims in the Cowie and Aguonie Townships. Consideration is for payment of $500 per net grid claim for a 5 year term and $600 for a 5 year renewal term (First 3 years paid) and incur $244,360 per year on exploration expenditures ($311,400 incurred). The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

              ii) Agreement with a public company related by common directors to acquire a 50% interest in the Esquega/Corbiere property. The original agreement dated July 1, 2005 and amended March 1, 2006 to add additional claims. Consideration is for payment of $176,770 for a 5 year term and $194,820 for a 5 year renewal term ($133,275 paid) and incur $600,080 on exploration expenditures in the first term ($343,755 incurred) and incur $811,750 in exploration expenditures in the renewal term. The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

       mm)    Abandoned claims

              During the period ended January 31, 2009 and years ended October 31, 2008, 2007 and 2006 the Company abandoned certain staked and optioned claims and as a result wrote off a total of $9,700, $2,181,735, $201,627, and $3,261,819 respectively in mineral property acquisition and deferred exploration costs.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

4.     EXPLORATION ADVANCES

       The Company advanced $Nil as at January 31, 2009 (2008 - $20,000 - as a security deposit for the exploration on Silver Claim Property).

5.      RELATED PARTY TRANSACTIONS

       The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

       a) A private company controlled by a director of the Company was paid $140,000 (2008 - $120,000; 2007 - $111,440) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

       b) During the year, fees for consulting services in the amount of $72,902 (2008 - $99,100; 2007 - $79,000) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid $Nil (2008 - $Nil; 2007 - $2,803) to a public company controlled by an officer of the Company and $Nil (2008 - $31,978; 2007 - $39,953) to a public company with common directors for exploration expenditures. At January 31, 2009, $35,903 (2008 - $4,200; 2007 - $4,240) was owed to the related parties.

       c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $Nil (2008 - $699,800; 2007 - $429,155) for acquisition and exploration expenses and management fees of $Nil (2008 - $Nil; 2007 - $4,990) charged by the related company on these properties. At January 31, 2009, $429,261 (2008 - $370,489; 2007 - $41,212) was owed to the related company.

       d) As January 31, 2009 the Company had receivables from one public company related by directors and officers in common of $2,340.00 (2007 - Nil).

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

6.     SHARE CAPITAL

       a)     Authorized

              Unlimited number of common shares without par value

       b)     Private placements

              Period ended January 31, 2009

              i) On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 flow-through and 1,000,000 non flow-through units at a price of $0.06 per unit. Total proceed was $271,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

              ii) On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting  of  16,023,332  flow-through  and  266,666  non flow-through units at a price of $0.06 per unit. Total proceed was $977,400 ($68,000 paid subsequently). Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

              Year ended October 31, 2008

              iii) On October 27, 2008, the Company closed the private placement arranged on September 9, 2008, consisting of 17,157,000 flow-through and 2,063,050 non flow-through units at a price of $0.10 per unit. Total proceed was $1,922,005 ($400,000 paid subsequently). Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

              iv) On August 27, 2008, the Company closed the private placement arranged on August 19, 2008, consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceed was $572,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

              v) On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,685,000 non flow-through units at a price of $0.25 per unit. Total proceed was $421,250 ($17,500 paid subsequently). Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

6.     SHARE CAPITAL (continued)


       b)     Private placements (continued)

              vi) On May 15, 2008, the Company closed the second tranche of the private placement arranged on March 19, 2008, consisting of 2,952,750 flow-through units at a price of
                     $0.28 and 3,870,000 non flow-through units at a price of $0.25 per unit. Total proceed was $1,794,270. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

              vii) On April 23, 2008, the Company closed the first tranche of the private placement arranged on March 19, 2008, consisting of 4,342,069 flow-through units at a price of $0.28 and 140,000 non flow-through units at a price of $0.25 per unit. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

              Year ended October 31, 2007

              viii) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

              ix) On February 6, 2007, the Company closed a private placement consisting of 1,600,000 flow-through units and 750,000 non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share for a period of two years at a price of $0.15 per share.

              x) On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year.

              xi) On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

6.     SHARE CAPITAL (continued)

       c)     Warrants

              As at January 31, 2009,  there were 71,149,034 (2008 - 46,849,333;
              2007 - 38,583,521) warrants outstanding as follows:

                                                     NUMBER OF
                                                     WARRANTS         EXERCISE PRICE
-------------------------------------------------- -------------- ---------------------
Outstanding and exercisable at October 31, 2007      46,849,333
   Warrants expired                                    (505,000)    $             0.15
   Warrants exercised                               (21,506,833)    $0.10, 0.15 & 0.20
   Warrants granted                                  36,609,869     $      0.30 & 0.15
-------------------------------------------------- -------------- ---------------------
Outstanding and exercisable at October 31, 2008      61,447,369
   Warrants granted                                  20,806,665     $             0.10
   Warrants expired                                 (11,105,000)    $             0.15
-------------------------------------------------- -------------- ---------------------
OUTSTANDING AT JANUARY 31, 2009                      71,149,034
================================================== ==============


         EXPIRY DATE      EXERCISE PRICE      NUMBER OF WARRANTS
--------------------- ------------------- -----------------------

    February 8, 2009               $0.15               2,000,000
        May 23, 2009               $0.15               9,187,500
  September 21, 2009               $0.30               2,545,000
      April 22, 2010               $0.30               4,482,069
        May 14, 2010               $0.30               6,822,750
       July 15, 2010               $0.30               1,685,000
     August 26, 2010               $0.15               4,400,000
    October 27, 2010               $0.15              19,220,050
   December 31, 2010               $0.10              16,289,998
    January 14, 2011               $0.10               4,516,667

              As at January 31, 2009 the weighted average remaining contractual life of the share purchase warrants is 1.43 years (2008 - 1.35, 2007 - $1.04) and the weighted average exercise price is $0.17 (2008 - $0.16, 2007 - $0.14).

              Subsequent to the period end, the warrants with expiry date February 8, 2009 expired unexercised.

       d)     Options

              As at January 31, 2009,  there were 11,870,000  (2008 - 7,509,500;
              2007 - 5,984,000) options outstanding as follows:

                                                  NUMBER OF OPTIONS    EXERCISE PRICE
------------------------------------------------- ------------------ -----------------
Outstanding and exercisable at October 31, 2007          7,509,500        $     0.14
   Options granted                                       5,231,000        $     0.22
   Options cancelled                                       (50,000)       $     0.22
   Options exercised                                      (440,500)       $0.10-0.20
------------------------------------------------- ------------------ -----------------
Outstanding and exercisable at October 31, 2008         12,250,000
   Options expired                                        (380,000)       $     0.20
------------------------------------------------- ------------------ -----------------
OUTSTANDING AT JANUARY 31, 2009                         11,870,000
================================================= ==================

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

6.     SHARE CAPITAL (continued)

       d)     Options (Continued)

                EXPIRY DATE        EXERCISE PRICE        NUMBER OF OPTIONS
       --------------------- --------------------- ------------------------

              July 28, 2010                 $0.10                1,440,000
          November 17, 2010                 $0.10                1,291,000
           February 2, 2011                 $0.20                  625,000
               July 6, 2011                 $0.15                1,405,000
           November 3, 2011                 $0.15                  112,500
             April 18, 2012                 $0.12                1,815,500
             April 30, 2013                 $0.22                5,181,000
                                                  ------------------------
                                                                11,870,000
                                                  ========================


                          NUMBER OF OPTIONS      WEIGHTED AVERAGE            WEIGHTED
                           OUTSTANDING AND    REMAINING CONTRACTUAL      AVERAGE EXERCISE
   EXERCISE PRICE           EXERCISABLE           LIFE (YEARS)                PRICE

       $0.10                 2,731,000                 1.63                   $0.10
       $0.12                 1,815,500                 3.21                   $0.12
       $0.15                 1,517,500                 2.45                   $0.15
       $0.20                   625,000                 2.01                   $0.20
       $0.22                 5,181,000                 4.25                   $0.22
--------------------   --------------------   ----------------------   ----------------------
                            11,870,000                 3.29                     $0.17
                       ====================   ======================   ======================


       e)     Escrow shares

              During the year ended October 31, 2006, the Company cancelled 25,000 common shares previously held in escrow and returned them to treasury.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

6.     SHARE CAPITAL (continued)

       f)     Stock based compensation

              The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees, and consultants to acquire up to 10% of the issued and outstanding common stock.

              Stock based compensation on options granted in the period ended October 31, 2008 amounted to $785,000 (2007 - $140,000; 2006 -
              $286,000).

              i) On April 30, 2008, the Company granted 5,231,000 incentive stock options at a price of $0.22 per share, exercisable for a period of five years.

              ii) On April 18, 2007, the Company granted 1,858,000 incentive stock options at a price of $0.12 per share, exercisable for a period of five years.

              iii) On November 3, 2006, the Company granted 112,500 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

              iv) On July 6, 2006, the Company granted 1,440,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

              v) On February 2, 2006, the Company granted 635,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

              vi)    On  November  17,  2005,  the  Company  granted   1,331,000
                     incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

              vii) On July 28, 2005, the Company granted 1,510,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

              The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                               2007          2006         2005
                                            ---------     ---------    ---------

       Average risk-free interest rate          4%            4%           3%
       Expected life                         3 YEARS       3 years      3 years
       Expected volatility                  91% - 95%     94% - 98%       96%
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

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

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

       b) The Company entered into a loan agreement dated August 4, 2006, as extended August 1, 2007, with Diamondcorp and advanced $100,000 for necessary working capital and to meet expenses prior to the effective date. The working capital loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire working capital loan and interest accrued from such advance should be repaid in cash on August 2, 2008. Subsequent to January 31, 2009 the loan was repaid in the amount of $90,000 on February 2, 2009.

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

       d) At January 31, 2009, the Company was obligated to incur $2,289,121 (2008 - $Nil) in eligible Canadian exploration expenses prior to December 31, 2009 (2008 - December 31, 2008) in order to complete obligations entered into pursuant to flow-through share purchase agreements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

8.     INCOME TAXES

       A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                                   2008           2007           2006
                                               -----------    -----------    -----------
Statutory tax rate                                  32%            34%            34%
                                               -----------    -----------    -----------
Computed tax recovery ......................   $(1,355,000)   $   (80,000)   $(1,437,000)
Changes in temporary differences ...........          --          (33,000)       (26,000)
Unrecognized items for tax purposes ........       949,000        117,000      1,215,000
Benefit of income tax assets recognized (not
 recognized) ...............................       382,480     (1,181,276)        24,311
Expenses resulting from change to tax rate .        22,000           --             --
                                               -----------    -----------    -----------
                                               $   (59,520)   $(1,177,276)   $  (223,689)
                                               ===========    ===========    ===========

       The significant components of the Company's future income tax assets are as follows:

                                            2008            2007           2006
                                         -----------    -----------    -----------
Exploration and development deductions   $   (33,000)   $  (678,000)   $   584,000
Non-capital losses carried forward ...     1,478,000      1,089,000        717,000
Other temporary differences ..........          --           72,000         60,000
                                         -----------    -----------    -----------
                                          (1,445,000)       483,000      1,361,000
Valuation allowance ..................     1,445,000       (483,000)    (1,361,000)
                                         -----------    -----------    -----------
                                         $      --      $      --      $      --
                                         ===========    ===========    ===========

       The Company has Canadian non-capital losses carried forward of approximately $4,619,000 (2007 - $3,182,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

                             2009       $     70,000
                             2010       $    277,000
                             2014       $    320,000
                             2015       $    349,000
                             2016       $    950,000
                             2017       $  2,653,000
                                        -------------
                                        $  4,619,000
                                        =============

       The Company has resource pools of approximately $7.6 million (2007 - $4.4 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

8.     INCOME TAXES (Continued)

       The Company is permitted, under Canadian income tax legislation, to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation, the Company has twelve months following the effective date of renunciation to icur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended.

       In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $192,000 (2007 - $3,462,575) in Canadian exploration expenditures incurred. Future income taxes of $59,520 (2007 - $1,177,276; 2006 -
       $223,689) on the exploration expenditures renounced to shareholders were applied against share capital.

       During fiscal 2007 the Company  incurred a $105,322  (2006 - $9,056) Part
       XII.6 tax expense on the monthly unspent balance of flow-through funds.

       Subsequent  to  October  31,  2008  the  Company  filed  for   additional
       flow-through share renunciations totalling $5,310,649.

9.     MANAGEMENT OF CAPITAL

       The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 6). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company does not have any externally imposed capital requirements to which it is subject.

       The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

       In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

       In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

10.    SUBSEQUENT EVENTS

       In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to January 31, 2009:


       a)     In  February  2009,  the  Company  decided  to lower  the price of
              options  that  expire  from   February  2011  through  April  2013
              (currently priced between $0.12 and $0.22) to $0.10.

       b) In February 2009, the Company granted 3,350,000 stock options to directors and officers of the Company and 4,250,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

       c) In March 2009, the Company arranged a private placement for up to 5,000,000 units. The financing will consist of units priced at $0.06. Each of the units will consist of one flow through common share and one non flow-through, non transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.06 in the first year and $0.10 in the second year.

       d) In March 2009, the Company announced it plans to re-price warrants which expire in May 2009 from $0.15 to $0.07. The term of the warrants will not change.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

11.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       a)     Mineral property exploration and development (continued)

              The effects on the Company's consolidated financial statements are summarized below:

                                               2009             2008            2007
                                            ------------    ------------    ------------
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

Net loss and comprehensive loss for the
 year under:
  Canadian GAAP .........................   $   (330,310)   $ (4,232,821)   $   (234,727)
  Add: Mineral property exploration and
     development expenditures ...........       (265,828)     (9,870,744)     (4,469,687)
  Less: Write-down of properties ........          9,700       2,181,735         201,627
  Add: Flow-through shares future income
     tax benefit not recognized .........           --           (59,520)     (1,177,276)
                                            ------------    ------------    ------------
Net loss under US GAAP ..................   $   (586,438)   $(11,981,350)   $ (5,680,063)
                                            ============    ============    ============

Loss per share - US GAAP ................   $      (0.00)   $      (0.09)   $      (0.08)
                                            ============    ============    ============


                                               2009             2008            2007
                                            ------------    ------------    ------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows (used in) operating
  activities - Canadian GAAP ............   $ (1,959,540)   $ (1,932,338)   $ (1,124,631)
Exploration advances ....................         20,000            --           (16,615)
Mineral exploration costs capitalized in
  the year and not expensed .............      1,004,227      (7,639,579)     (3,538,818)
                                            ------------    ------------    ------------
Cash flows (used in) operating
  activities - US GAAP ..................   $   (935,313)   $ (9,571,917)   $ (4,680,064)
                                            ============    ============    ============

Cash flows (used in) investing
  activities - Canadian GAAP ............   $  1,024,227    $ (7,639,579)   $ (3,555,433)
Exploration advances
                                                 (20,000)           --           (16,615)
Mineral exploration costs capitalized in
  the year and not expensed .............      1,004,227       7,639,579       3,538,818
                                            ------------    ------------    ------------
Cash flows (used in) investing activities -
  US GAAP ...............................   $       --      $       --      $       --
                                            ============    ============    ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

11.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

                                       2009            2008            2007
                                   ------------    ------------    ------------

Consolidated Balance Sheets
Assets
Mineral Properties
  Canadian GAAP ................   $ 14,296,558    $ 14,040,431    $  6,351,417
  Resource property expenditures
   (cumulative) ................    (14,296,558)    (14,040,431)     (6,351,417)
                                   ------------    ------------    ------------

United States GAAP .............   $       --      $       --      $       --
                                   ============    ============    ============

Stockholders' Equity
  Canadian GAAP ................   $ 14,015,707    $ 12,754,179    $  6,827,569
  Resource property expenditures
   (cumulative) ................    (14,296,558)    (14,040,431)     (6,351,417)
                                   ------------    ------------    ------------
United States GAAP .............   $   (280,851)   $ (1,286,252)   $    476,152
                                   ============    ============    ============

       b)     New accounting pronouncements

              i) In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, as the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. This statement is effective for the Company for its fiscal year commencing November 1, 2008.

              ii) In February 2007, the FASB issued FAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No.
                     115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company's first quarter beginning September 1, 2008 and it had no material impact on the consolidated financial statements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

11.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       b)     New accounting pronouncements (continued)


              iii)   In December  2007,  the FASB  issued SFAS No. 141  (revised
                     2007), "Business Combinations" ("FAS 141R"), which replaces FAS 141 and SFAS No. 160, "Non-controlling Interest in Consolidated Financial Statements", an amendment of ARB No. 51 ("FAS 160"). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity's fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

              iv) In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or the Company's fiscal year beginning January 1, 2009, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect that it will have a material impact on its consolidated financial statements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

11.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       b)     New accounting pronouncements (continued)

              v) In May 2008, the FASB issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) ("FSP No. APB 14-1"). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. FSP No. APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. APB 14-1 will be applied retrospectively to all periods presented. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately.

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

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

11.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       c)     Cumulative inception to date information (continued)

--------------------------------------------------------------------------------
                                                      CUMULATIVE AMOUNTS FROM
CONSOLIDATED BALANCE SHEETS (US GAAP)                        INCEPTION
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)          NUMBER OF        SHARE
                                                      SHARES          AMOUNT
                                                   ------------    ------------

SHARE CAPITAL
   Issued for
      Loan bonus ...............................        411,111    $     80,000
      Property acquisition .....................      7,216,269       1,304,715
      Shares for debt ..........................      5,399,438         681,864
   Issued for cash
      Private placements .......................    133,800,082      17,875,630
      Exercise of options/warrants .............     41,497,833       5,714,267
   Share issuance costs ........................           --          (991,188)
   Fair value of stock options exercised .......           --            12,521
   Cancellation of the escrow shares ...........        (25,000)           (250)
   Share subscriptions receivable ..............           --              --
                                                   ------------    ------------
                                                    188,299,733      24,677,559
                                                   ============
CONTRIBUTED SURPLUS ............................                      1,451,729
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE                    (25,082,181)
                                                                   ------------
                                                                   $ (1,047,107)
                                                                   ============


--------------------------------------------------------------------------------
                                                                     CUMULATIVE
                                                                      AMOUNTS
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE                 FROM
LOSS (US GAAP)                                                       INCEPTION
--------------------------------------------------------------------------------
ADMINISTRATIVE EXPENSES
    Amortization ...........................................       $      1,826
    Consulting fees ........................................          1,183,189
    Financing fees .........................................            112,500
    Interest on debt .......................................             79,933
    Investor relations and promotion .......................            595,406
    Legal and accounting ...................................            387,813
    Management fees ........................................          1,790,375
    Office and miscellaneous ...............................            232,008
    Part XII.6 tax .........................................            118,178
    Regulatory fees ........................................            270,520
    Stock based compensation ...............................          1,434,000
    Transfer agent fees ....................................             79,850
    Recovery of prior year expenses ........................            (13,478)
OTHER INCOME (EXPENSES)
    Mineral property exploration and development ...........         18,840,375
    Write off of mineral properties ........................              9,700
    Interest income ........................................            (40,014)
                                                                   ------------
NET LOSS AND COMPREHENSIVE LOSS FROM INCEPTION .............       $(25,082,181)
                                                                   ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JANUARY 31, 2009 AND 2008 (Unaudited)
--------------------------------------------------------------------------------

11.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       c)     Cumulative inception to date information (continued)


--------------------------------------------------------------------------------
                                                                    CUMULATIVE
                                                                   AMOUNTS FROM
STATEMENTS OF CASH FLOWS (US GAAP)                                   INCEPTION
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss and comprehensive loss from inception ...........     $(25,082,181)
    Add items not affecting cash:
       Amortization ..........................................            1,826
       Shares issued for financing and management fees .......          199,364
       Shares and options issued for mineral properties ......          700,900
       Stock based compensation ..............................        1,434,000
       Other assets written off ..............................        2,191,435
    Change in non-cash operating assets and liabilities ......       (1,620,080)
                                                                   ------------
                                                                    (22,174,737)
                                                                   ============
FINANCING ACTIVITIES
   Loans received ............................................          712,500
   Repayment of loans ........................................         (150,000)
   Issuance of share capital .................................       23,589,897
   Share issuance costs ......................................         (988,188)
                                                                   ------------
                                                                     23,164,209
                                                                   ------------
INVESTING ACTIVITY
   Purchase of equipment .....................................           (1,826)
                                                                   ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........     $    987,647
                                                                   ============

---------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
---------------------------------------------------------------------------------------------------

FOR THE PERIOD ENDED JANUARY 31, 2009
---------------------------------------------------------------------------------------------------

                             RED LAKE     SILVERSTRIKE      DONOVAN         AJAX
                               GROUP          GROUP          BASIN          GROUP         FRIPP
                              ONTARIO        ONTARIO        ONTARIO        ONTARIO       ONTARIO
                           ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $    218,714   $    281,730   $    240,460   $    203,698   $     61,007
  Staking costs ........           --             --             --             --             --
  Option payments cash .           --            7,500           --             --             --
  Option payments shares           --            8,250           --             --             --
  Finder's fees cash ...           --             --             --             --             --
  Administration fee ...           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........        218,714        297,480        240,460        203,698         61,007
                           ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........        575,104      1,581,412        737,020      1,672,562        328,926
  Consulting ...........          5,997           --             --             --             --
  Drilling .............           --             --             --            8,100           --
  Geological ...........            260          9,849          3,800            975          5,389
  Line cutting .........           --             --             --             --            8,740
  Mapping and sampling .          3,023          3,547            210           --             --
  Equipment rentals ....            706          3,388           --             --            1,129
  Miscellaneous ........           --             --             --             --             --
  Administration fee ...           --            6,000           --             --             --
  Surveying ............           --           17,866           --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........        585,090      1,622,061        741,030      1,681,637        344,184
                           ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD .   $    803,804   $  1,919,541   $    981,490   $  1,885,335   $    405,191
                           ============   ============   ============   ============   ============


                                           OKE & FORD                    OTTER POND
                            BLACKSTOCK      PROPERTY      FORGE LAKE      PROPERTY
                              ONTARIO       ONTARIO         ONTARIO       ONTARIO
                           ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     25,360   $    134,300   $     46,827   $     44,101
  Staking costs ........           --             --             --             --
  Option payments cash .           --             --             --             --
  Option payments shares           --             --             --             --
  Finder's fees cash ...           --             --             --             --
  Administration fee ...           --             --             --             --
                           ------------   ------------   ------------   ------------
  Write-off ............           --             --             --             --
                           ------------   ------------   ------------   ------------
Closing balance ........         25,360        134,300         46,827         44,101
                           ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........         36,619           --            5,647          5,031
  Consulting ...........           --             --             --             --
  Drilling .............           --             --             --             --
  Geological ...........           --             --             --             --
  Line cutting .........           --             --             --             --
  Mapping and sampling .           --             --             --             --
  Equipment rentals ....           --             --             --             --
  Miscellaneous ........           --             --             --             --
  Administration fee ...           --             --             --             --
  Surveying ............           --             --             --             --
  Write-off ............           --             --             --             --
                           ------------   ------------   ------------   ------------
Closing balance ........         36,619           --            5,647          5,031
                           ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD .   $     61,979   $    134,300   $     52,474   $     49,132
                           ============   ============   ============   ============

---------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
---------------------------------------------------------------------------------------------------

FOR THE PERIOD ENDED JANUARY 31, 2009
---------------------------------------------------------------------------------------------------

                                            LOVELAND
                               MORIN        PROPERTY        CHEWETT       DALE GOLD
                             PROPERTY        GROUP         PROPERTY       PROPERTY       CHAPLEAU
                              ONTARIO       ONTARIO         ONTARIO        ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     87,200   $    527,144   $     20,180   $     65,500   $    399,529
  Staking costs ........           --            3,400           --             --             --
  Option payments cash .           --            5,000           --             --             --
  Option payments shares           --             --             --             --             --
  Finder's fees cash ...           --             --             --             --             --
  Administration fee ...           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........         87,200        535,544         20,180         65,500        399,529
                           ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........            831      1,655,133         29,468         21,721      1,422,201
  Consulting ...........           --             --             --             --             --
  Drilling .............           --            1,532           --             --             --
  Geological ...........            438         34,296           --               88           --
  Line cutting .........           --             --             --             --             --
  Mapping and sampling .           --           33,002           --             --             --
  Equipment rentals ....           --            7,199           --             --             --
  Miscellaneous ........           --             --             --             --             --
  Administration fee ...           --             --             --             --             --
  Surveying ............           --           11,566           --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance .........         1,269      1,742,728         29,468         21,809      1,422,201
                           ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..  $     88,469   $  2,278,272   $     49,648   $     87,309   $  1,821,730
                           ============   ============   ============   ============   ============


                                              EAST         KEITH &
                              HORWOOD       BREACCIA       SEWELL
                              ONTARIO        ONTARIO      ONTARIO
                           ------------   ------------   ----------
ACQUISITION COSTS
Opening balance ........   $    265,872   $    134,584   $  198,758
  Staking costs ........           --             --           --
  Option payments cash .          7,500           --           --
  Option payments shares          5,250           --           --
  Finder's fees cash ...           --             --           --
  Administration fee ...           --             --           --
                           ------------   ------------   ----------
  Write-off ............           --             --           --
                           ------------   ------------   ----------
Closing balance ........        278,622        134,584      198,758
                           ------------   ------------   ----------

DEFERRED EXPLORATION
Opening balance ........      1,516,280        172,185      229,252
  Consulting ...........           --             --           --
  Drilling .............            325           --             79
  Geological ...........          2,985          2,925        1,638
  Line cutting .........           --             --           --
  Mapping and sampling .            168           --             64
  Equipment rentals ....            706           --           --
  Miscellaneous ........           --             --           --
  Administration fee ...          6,000           --           --
  Surveying ............           --             --           --
  Write-off ............           --             --           --
                           ------------   ------------   ----------
Closing balance .........     1,526,464        175,110      231,033
                           ------------   ------------   ----------
BALANCE, END OF PERIOD ..  $  1,805,086   $    309,694   $  429,791
                           ============   ============   ==========

---------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
---------------------------------------------------------------------------------------------------

FOR THE PERIOD ENDED JANUARY 31, 2009
---------------------------------------------------------------------------------------------------

                              JESSOP         MONETA         TIMMINS        NORBERG       RAWLINSON
                             PROPERTY       LOVELAND,       NORTH,        PROPERTY         LAKE
                              ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     55,000   $    357,800   $     31,360   $     12,900   $       --
  Staking costs ........           --             --             --             --             --
  Option payments cash .         10,000           --             --             --             --
  Option payments shares          7,000           --             --             --             --
  Finder's fees cash ...           --             --             --             --             --
  Administration fee ...           --             --             --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........         72,000        357,800         31,360         12,900           --
                           ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........        106,116        123,058        403,575           --            6,265
  Consulting ...........           --             --             --             --             --
  Drilling .............           --             --             --             --             --
  Geological ...........          4,139            500            175           --             --
  Line cutting .........           --             --             --             --             --
  Mapping and sampling .           --             --            1,100           --             --
  Equipment rentals ....            988           --             --             --             --
  Miscellaneous ........           --             --             --             --             --
  Administration fee ...          1,000           --             --             --             --
  Surveying ............          7,336           --             --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........        119,579        123,558        404,850           --            6,265
                           ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD .   $    191,579   $    481,358   $    436,210   $     12,900   $      6,265
                           ============   ============   ============   ============   ============


                             ARMSTRONG
                               LAKE          CUMMINGS
                              ONTARIO         ONTARIO         TOTAL
                           ------------    ------------   ------------
ACQUISITION COSTS
Opening balance ........   $       --      $       --     $  3,412,024
  Staking costs ........          9,700            --           13,100
  Option payments cash .           --             5,000         35,000
  Option payments shares           --              --           20,500
  Finder's fees cash ...           --              --             --
  Administration fee ...           --              --             --
  Write-off ............         (9,700)           --           (9,700)
                           ------------    ------------   ------------
Closing balance ........           --             5,000      3,470,924
                           ------------    ------------   ------------

DEFERRED EXPLORATION
Opening balance ........           --              --       10,628,406
  Consulting ...........           --              --            5,997
  Drilling .............           --              --           10,037
  Geological ...........           --              --           67,457
  Line cutting .........           --              --            8,740
  Mapping and sampling .           --              --           41,113
  Equipment rentals ....           --              --           14,116
  Miscellaneous ........           --              --             --
  Administration fee ...           --              --           13,000
  Surveying ............           --              --           36,768
  Write-off ............           --              --             --
                           ------------    ------------   ------------
Closing balance ........           --              --       10,825,634
                           ------------    ------------   ------------
BALANCE, END OF PERIOD .   $       --      $      5,000   $ 14,296,558
                           ============    ============   ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------
FOR THE PERIOD ENDED JANUARY 31, 2008
--------------------------------------------------------------------------------

                                          SILVER-
                           RED LAKE       STRIKE       DONOVAN       AJAX        MENNIN
                             GROUP         GROUP       BASIN         GROUP        LAKE         FRIPP
                            ONTARIO       ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO
                           ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
Opening balance ........   $  148,434   $  178,699   $  176,360   $  188,698   $   89,715   $   26,847
  Staking costs ........         --         21,952        1,200         --           --           --
  Option payments cash .         --           --           --        100,000         --           --
  Option payments shares         --           --           --           --           --           --
  Finder's fees cash ...         --           --           --           --           --           --
  Write-off ............         --           --           --           --           --           --
                           ----------   ----------   ----------   ----------   ----------   ----------
Closing balance ........      148,434      200,650      177,560      288,698       89,715       26,847
                           ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
Opening balance ........      225,870      993,832      191,344      196,343      173,762       42,017
  Consulting ...........         --            100          100         --           --           --
  Drilling .............       16,655      361,441        3,065       17,761         --           --
  Geological ...........       22,269         --           --          6,515       22,099         --
  Line cutting .........         --          9,105         --         11,828         --           --
  Mapping and sampling .        7,528        4,711      113,768         --          6,104         --
  Miscellaneous ........         --           --           --           --           --           --
  Management fee/adm. ..         --          6,000         --           --           --           --
  Surveying ............         --         57,643      373,461        1,050         --           --
  Write-off ............         --           --           --           --           --           --
                           ----------   ----------   ----------   ----------   ----------   ----------
Closing balance ........      272,322    1,432,831      681,738      233,497      201,965       42,017
                           ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PERIOD .   $  420,756   $1,633,481   $  859,298   $  522,195   $  291,680   $   68,864
                           ==========   ==========   ==========   ==========   ==========   ==========


                             CONNOR
                             CREEK                   OKE & FORD                OTTER POND
                            BRITISH     BLACKSTOCK    PROPERTY    FORGE LAKE    PROPERTY
                            COLUMBIA     ONTARIO       ONTARIO      ONTARIO      ONTARIO
                           ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
Opening balance ........   $   22,500   $   15,840   $  134,300   $   37,628   $   33,542
  Staking costs ........         --           --           --           --
  Option payments cash .         --           --           --           --           --
  Option payments shares         --           --           --           --
  Finder's fees cash ...         --           --           --           --
  Write-off ............         --           --           --           --
                           ----------   ----------   ----------   ----------   ----------
Closing balance ........       22,500       15,840      134,300       37,628       33,542
                           ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
Opening balance ........      555,514       29,655         --          5,647        5,031
  Consulting ...........         --           --           --           --           --
  Drilling .............       22,292         --           --           --           --
  Geological ...........         --           --           --           --           --
  Line cutting .........         --           --           --           --           --
  Mapping and sampling .         --           --           --           --           --
  Miscellaneous ........         --           --           --           --           --
  Management fee/adm. ..        7,877         --           --           --           --
  Surveying ............         --          6,304         --           --           --
  Write-off ............         --           --           --           --           --
                           ----------   ----------   ----------   ----------   ----------
Closing balance ........      585,682       35,959         --          5,647        5,031
                           ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PERIOD .   $  608,182   $   51,799   $  134,300   $   43,275   $   38,573
                           ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------
FOR THE PERIOD ENDED JANUARY 31, 2008
--------------------------------------------------------------------------------

                               GOULD       HUNTER                                 SHARPE &
                               COPPER       GOLD       CHAPLEAU       WILLET      SAVARD       HORWOOD
                              ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO
                            ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
Opening balance .........   $   43,465   $   30,555   $  294,975   $   22,500   $   26,625   $  142,705
   Staking costs ........        1,360         --           --           --           --            400
   Option payments cash .         --          5,000         --           --         50,000         --
   Option payments shares         --         14,250         --           --           --         64,750
   Finder's fees cash ...         --           --           --           --           --           --
   Write-off ............         --           --           --           --           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------
Closing balance .........       44,825       49,805      294,975       22,500       76,625      207,855
                            ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
Opening balance .........       60,748        1,819      404,825       10,270       27,475      882,352
   Consulting ...........         --           --           --           --           --           --
   Drilling .............         --           --           --           --         41,582      323,639
   Geological ...........         --           --           --           --          1,000       32,129
   Line cutting .........       17,723         --           --           --           --         10,291
   Mapping and sampling .           80         --           --           --           --          7,903
   Miscellaneous ........         --           --           --           --           --           --
   Management fee/adm. ..         --           --           --           --           --          6,000
   Surveying ............         --           --           --           --          6,110      129,769
   Write-off ............         --           --           --           --           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------
Closing balance .........       78,551        1,819      404,825       10,270       76,167    1,392,082
                            ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PERIOD ..   $  123,376   $   51,624   $  699,800   $   32,770   $  152,792   $1,599,937
                            ==========   ==========   ==========   ==========   ==========   ==========


                               EAST        KEITH &     ANDERSON
                             BREACCIA      SEWELL        LAKE        PATENT
                              ONTARIO      ONTARIO      ONTARIO      ONTARIO
                            ----------   ----------   ----------   ----------
ACQUISITION COSTS
Opening balance .........   $   75,170   $  113,297   $   64,950   $   61,000
   Staking costs ........        1,742         --           --           --
   Option payments cash .         --           --           --           --
   Option payments shares         --           --           --           --
   Finder's fees cash ...         --           --           --           --
   Write-off ............         --           --           --           --
                            ----------   ----------   ----------   ----------
Closing balance .........       76,912      113,297       64,950       61,000
                            ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
Opening balance .........       57,681       51,259       14,394          957
   Consulting ...........         --           --           --           --
   Drilling .............         --           --           --           --
   Geological ...........        3,315          650         --           --
   Line cutting .........       20,820       10,120         --           --
   Mapping and sampling .        3,600          240         --           --
   Miscellaneous ........         --           --           --           --
   Management fee/adm. ..         --            360         --           --
   Surveying ............         --         30,778         --           --
   Write-off ............         --           --           --           --
                            ----------   ----------   ----------   ----------
Closing balance .........       85,416       93,407       14,394          957
                            ----------   ----------   ----------   ----------
BALANCE, END OF PERIOD ..   $  162,328   $  206,704   $   79,344   $   61,957
                            ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------
FOR THE PERIOD ENDED JANUARY 31, 2008
--------------------------------------------------------------------------------

                                          LOVELAND                   GOGAMA
                               MORIN      PROPERTY      CHEWETT       MOLY                    DALE GOLD
                             PROPERTY       GROUP      PROPERTY     PROPERTY     OWL LAKE     PROPERTY
                              ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO
                            ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
Opening balance .........   $   44,600   $  246,991   $   19,680   $   16,500   $   10,000   $   25,500
   Staking costs ........         --         47,693         --           --           --           --
   Option payments cash .         --           --           --           --           --           --
   Option payments shares         --           --           --           --           --           --
   Finder's fees cash ...         --           --           --           --           --           --
   Write-off ............         --           --           --           --           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------
Closing balance .........       44,600      294,684       19,680       16,500       10,000       25,500
                            ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
Opening balance .........          831       68,187       21,592          940          900          640
   Consulting ...........         --           --           --           --           --           --
   Drilling .............         --        150,893         --           --           --           --
   Geological ...........         --         30,917         --           --           --           --
   Line cutting .........         --            700         --           --           --           --
   Mapping and sampling .         --            820         --           --           --           --
   Miscellaneous ........         --            313         --           --           --           --
   Management fee/adm. ..         --             43         --           --           --           --
   Surveying ............         --           --          4,571         --           --           --
   Write-off ............         --           --           --           --           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------
Closing balance .........          831      251,873       26,163          940          900          640
                            ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PERIOD ..   $   45,431   $  546,557   $   45,843   $   17,440   $   10,900   $   26,140
                            ==========   ==========   ==========   ==========   ==========   ==========


                               METEOR                     MINE        MEGGISI
                                LAKE       MCTAVISH      CENTER        LAKE
                              PROPERTY     PROPERTY     PROPERTY     PROPERTY
                               ONTARIO      ONTARIO      ONTARIO      ONTARIO
                             ----------   ----------   ----------   ----------
ACQUISITION COSTS
Opening balance .........    $   15,381   $    2,640   $    2,340   $     --
   Staking costs ........          --           --           --           --
   Option payments cash .          --           --           --           --
   Option payments shares          --           --           --          9,250
   Finder's fees cash ...          --           --           --           --
   Write-off ............          --           --           --           --
                             ----------   ----------   ----------   ----------
Closing balance .........        15,381        2,640        2,340        9,250
                             ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
Opening balance .........        15,102         --           --           --
   Consulting ...........          --           --           --           --
   Drilling .............          --           --           --           --
   Geological ...........          --           --           --           --
   Line cutting .........          --           --           --           --
   Mapping and sampling .          --           --           --           --
   Miscellaneous ........          --           --           --           --
   Management fee/adm. ..          --           --           --            746
   Surveying ............          --           --           --           --
   Write-off ............          --           --           --           --
                             ----------   ----------   ----------   ----------
Closing balance .........        15,102         --           --            746
                             ----------   ----------   ----------   ----------
BALANCE, END OF PERIOD ..    $   30,483   $    2,640   $    2,340   $    9,996
                             ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------
>
FOR THE PERIOD ENDED JANUARY 31, 2008
--------------------------------------------------------------------------------

                             JESSOP
                            PROPERTY
                             ONTARIO       TOTAL
                           ----------   ----------

ACQUISITION COSTS
Opening balance ........   $     --     $2,311,436
  Staking costs ........         --         74,347
  Option payments cash .         --        155,000
  Option payments shares       37,000      125,250
  Finder's fees cash ...         --           --
  Write-off ............         --           --
                           ----------   ----------
Closing balance ........       37,000    2,666,033
                           ----------   ----------

DEFERRED EXPLORATION
Opening balance ........         --      4,039,981
  Consulting ...........         --            200
  Drilling .............         --        937,328
  Geological ...........         --        119,194
  Line cutting .........         --         80,586
  Mapping and sampling .         --        144,753
  Miscellaneous ........         --            313
  Management fee/adm. ..        1,187       22,212
  Surveying ............         --        609,686
  Write-off ............         --           --
------------------------   ----------   ----------
Closing balance ........        1,187    5,954,253
------------------------   ----------   ----------
BALANCE, END OF PERIOD .   $   38,187   $8,620,286
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

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Company and Stephen Pearce(1)

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Company and Ronda Ross-Love(1)

Exhibit 4.32 Non-Flow Subscription Agreement dated May 2003 between the Company and various purchasers(1)

Exhibit 4.33 Form of Warrant Certificate dated May 29, 2003 issued to various purchasers in connection with a private placement(1)

Exhibit 4.34 Letter of Termination dated June 6, 2003 from the Company to Goldrea Resources Corp.(1)

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

Exhibit 4.53 Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited(3)

Exhibit 4.54 Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd.(3)

Exhibit 4.55 Loan Agreement dated August 19, 2004 between the Company and Munday Home Sales Ltd.(3)

Exhibit 4.56 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Todd Township Property(3)

Exhibit 4.57 Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. - Maskooch Lake Property(3)

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

Exhibit 4.125 Form of Warrant Certificate dated February 6, 2007 issued to various purchasers in connection with a private placement(6)

Exhibit 4.126 Mining Option Agreement dated February 7, 2007 between the Company and Pat Gryba and Arthur Elmgren(7)

Exhibit 4.127 Mining Option Agreement dated March 1, 2007 between the Company and CJP Exploration Inc. and Ashley Gold Mines Limited(7)

Exhibit 4.128     Form of Subscription Agreement dated April 2007(7)

Exhibit 4.129 Form of Warrant Certificate dated May 24, 2007 issued to various purchasers in connection with a private placement(7)

Exhibit 4.130     Form of Subscription Agreement dated July 2007(7)

Exhibit 4.131 Form of Warrant Certificate dated September 11, 2007 issued to various purchasers in connection with a private placement(7)

Exhibit 4.132 Amendment Agreement between the Company and Ken Fenwick and George Lucuik(7)

Exhibit 4.133 Mining Option Agreement dated October 16, 2007 between the Company and David Meunier and Christopher Pegg(7)

Exhibit 4.134 Mining Option Agreement dated November 1, 2007 between the Company and Rubicon Minerals Corporation(7)

Exhibit 4.135 Mining Option Agreement dated February 14, 2008 between the Company Pierre Robert and Fred Fortier(7)

Exhibit 4.136 Purchase Agreement dated March 11, 2008 between the Company and Moneta Porcupine Mines Inc.(7)

Exhibit 4.137     Form   of    Subscription    Agreement    dated   March   2008
                  (flow-through)(8)

Exhibit 4.138     Form  of   Subscription   Agreement   dated  March  2008  (non
                  flow-through)(8)

Exhibit 4.139 Form of Warrant Certificate dated April 22, 2008 issued to various purchasers in connection with a private placement(8)

Exhibit 4.140     Form  of   Subscription   Agreement   dated   May  2008   (non
                  flow-through)(8)

Exhibit 4.141 Form of Warrant Certificate dated July 16, 2008 issued to various purchasers in connection with a private placement(8)

Exhibit 4.142     Form   of    Subscription    Agreement   dated   August   2008
                  (flow-through)(8)

Exhibit 4.143 Form of Warrant Certificate dated August 26, 2008 issued to various purchasers in connection with a private placement(8)

Exhibit 4.144     Form  of   Subscription   Agreement   dated   September   2008
                  (flow-through)(8)

Exhibit 4.145 Form of Subscription Agreement dated September 2008 (non flow-through)(8)

Exhibit 4.146 Form of Warrant Certificate dated October 28, 2008 issued to various purchasers in connection with a private placement(8)

Exhibit 4.147 Mining Option Agreement dated December 7, 2007 between the Company and Kealey Cummings and Aline Cummings(8)

Exhibit 4.148 Amending Agreement dated December 4, 2008 between the Company and Kealey Cummings and Aline Cummings(8)

Exhibit 4.149 Amending Agreement dated December 15, 2008 between the Company and Canadian Prospecting Ventures Inc.(8)

Exhibit 4.150 Amending Agreement dated December 15, 2008 between the Company and Frederick Ross and Garry Windsor(8)

Exhibit 4.151 Amending Agreement dated December 15, 2008 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley(8)

Exhibit 4.152 Amending Agreement dated January 27, 2009 between the Company and Canadian Prospecting Ventures Inc.(8)

Exhibit 12.1      Certification   of  Richard  W.   Hughes   Pursuant   to  Rule
                  13a-14(a)(8)

Exhibit 12.2      Certification   of  Alan   D.   Campbell   Pursuant   to  Rule
                  13a-14(a)(8)

Exhibit 13.1      Certification  of  Richard  W.  Hughes  Pursuant  to 18 U.S.C.
                  Section 1350(8)

Exhibit 13.2      Certification  of  Alan  D.  Campbell  Pursuant  to 18  U.S.C.
                  Section 1350(8)

Exhibit 15.1 Map of Ontario including the Todd, Maskooch, Kell Mine, Hudson Bay, Silver Strike, Silverclaim, Capitol Silver, Thompson, Ajax, Strathy, Banting Chambers, Fripp, Fripp West, Chapleau, Bompass-Strathy, Horwood Gold, Labbe, Ross Windsor, Morin, Keith Sewell, East Breccia, Loveland, Chewett, Blackstock, Oke, Ford, Forge Lake, Otter Pond, Dale Gold, Jessop, Meggesi Lake, Cowie/Aguoine, Esquega/Corbiere, Norberg and Cummings Properties(8)

Exhibit 15.2      Map of British Columbia including the Connor Creek Property(7)

Exhibit 15.3      Map of New Brunswick including the Tetagouche Property(5)

------------------

(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on October 14, 2003, and incorporated herein by reference.
(2) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form 20-F, filed with the Commission on June 21, 2004, and incorporated herein by reference.
(3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 20, 2005, and incorporated herein by reference.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 24, 2006, and incorporated herein by reference.
(5) Previously filed as an exhibit to the Company's amended Annual Report on Form 20-FA, filed with the Commission on November 16, 2006, and incorporated herein by reference.
(6) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 20, 2007, and incorporated herein by reference.
(7) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on April 28, 2008, and incorporated herein by reference.
(8)    Filed herewith