Form 20-F
period 2010-04-08
AMADOR GOLD CORP
filed 2010-04-29
CIK 1266833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________  to ___________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:	____________________

Commission File Number:  000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of April 27, 2010:  267,040,856 common shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

o Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

o Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

x Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
       ☒   Item 17                    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

o Yes ☒ No

T A B L E OF C O N T E N T S

SUMMARY OF AMENDMENTS		1

FORWARD LOOKING STATEMENTS		1

CONVERSION TABLE		1

GLOSSARY OF TERMS		2

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3	KEY INFORMATION	3
	A. Selected Financial Data	3
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	6

ITEM 4	INFORMATION ON THE COMPANY	9
	A. History and Development of the Company	10
	B. Business Overview	14
	C. Organizational Structure	16
	D. Property, Plants and Equipment	16

ITEM 4A	UNRESOLVED STAFF COMMENTS	33

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
	A. Operating Results	35
	B. Liquidity and Capital Resources	37
	C. Research and Development, Patents, Licenses, etc.	40
	D. Trend Information	40
	E. Off-Balance Sheet Information	40
	F. Tabular Disclosure of Contractual Information	41

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
	A. Directors and Senior Management	41
	B. Compensation	44
	C. Board Practices	47
	D. Employees	47
	E. Share Ownership	48

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
	A. Major Shareholders	50
	B. Related Party Transactions	51
	C. Interests of Experts and Counsel	52

ITEM 8	FINANCIAL INFORMATION	52
	A. Financial Statements and Other Financial Information	52
	B. Significant Changes	53

i

ITEM 9	THE OFFER AND LISTING	53
	A. Offer & Listing Details	53
	B. Plan of Distributions	54
	C. Markets	54
	D. Selling Shareholders	55
	E. Dilution	55
	D. Expenses of the Issue	55

ITEM 10	ADDITIONAL INFORMATION	55
	A. Share Capital	55
	B. Memorandum and Articles of Association	55
	C. Material Contracts	56
	D. Exchange Controls	58
	E. Taxation	58
	F. Dividends and Paying Agents	59
	G. Statement by Experts	59
	H. Documents on Display	59
	I. Subsidiary Information	59

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	60

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61

ITEM 15	CONTROLS AND PROCEDURES	61

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	63

ITEM 16B	CODE OF ETHICS	63

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	63

ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	64

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
	PURCHASERS	64

PART III

ITEM 17	FINANCIAL STATEMENTS	65
ITEM 18	FINANCIAL STATEMENTS	65
ITEM 19	EXHIBITS	65

SIGNATURES		65
FINANCIAL STATEMENTS		F-1
EXHIBIT INDEX		EX-1

ii

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States.  This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein.  Canadian investors should refer to the annual financial statements of Amador Gold Corp. (the “Company” or “Amador”) at October 31, 2009 as filed with the applicable Canadian Securities Regulators.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements.  Such factors include, among others, the following: the Company's uncertainty of future profitability; uncertainty of access to additional capital; competition; risks associated with development, construction and managing mining operations; restrictions and regulatory requirements regarding the mining industry; regulatory uncertainties regarding the mining industry; dependence on joint venture partners for project financing; obtaining mining licenses and managing mining operations; and changes in economic conditions and industry competition.  See "Item 3 – Key Information – Risk Factors."

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

CONVERSION TABLE

In this Annual Report a combination of Imperial and metric measures are used with respect to our mineral properties.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

GLOSSARY OF TERMS

“grade,”	The quantity of a mineral resource and the amount of gold and silver (or other products) contained in such resource and includes estimates for mining dilution but not for other processing losses
“mafic,”	Rock or minerals with high concentrations of magnesium and iron (i.e., basalts, pyroxenes, biotite)
“mineralization,”	A natural aggregate of one or more valuable minerals
“ounces,”	Troy ounces
“shear,”	A linear zone of faulting within which the host rock is often broken and fragmented
“strike,”	The geographical alignment of any horizontal line or a plane or surface
“tonne,”	2,205 pounds or 1,000 kilograms
“ultramafic,”	Rock especially rich in magnesium and iron with no feldspar or quartz (i.e., dunite, peridotites)

PART I

ITEM 1                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3                      KEY INFORMATION

A.           Selected Financial Data

The selected financial data of the Company for fiscal 2009, 2008, 2007, 2006 and 2005 ended October 31st was derived from the consolidated financial statements of the Company and is expressed in Canadian dollars.

The consolidated financial statements included in this Annual Report and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  There are several material differences between Canadian GAAP and United States GAAP as applied to the financial information disclosed or summarized herein.  Note 12 to the Company’s audited financial statements for fiscal 2009 ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Company, and a reconciliation to United States GAAP of the Company’s net income and stockholders’ equity.

The information in the following table should be read in conjunction with such audited financial statements and with the information appearing under Item 5, “Operating and Financial Review and Prospects.”

TABLE 1: Statements of Operations and Deficit
Years Ended October 31 (Audited)

	2009	2008	2007	2006	2005
Amortization	-	-	760	326	466
Bank charges and interest	-	-	-	761	1,608
Consulting fees	221,102	345,841	290,683	290,461	107,551
Investor relations and promotion	114,907	203,678	88,098	30,103	17,370
Legal and accounting	61,527	45,243	40,628	79,028	49,033
Management fees	710,000	520,000	496,615	395,760	137,000
Office expenses and misc.	11,965	35,854	10,002	12,790	11,799
Part X11.6 tax expense	42,910	-	105,322	9,056	-
Regulatory fees	50,846	80,588	45,791	36,000	28,982
Stock based compensation	479,992	785,000	140,000	286,000	79,000
Transfer agent fees	8,522	14,675	14,013	19,029	8,587
Loss before other income (expense) and income taxes	(1,701,771)	(2,030,609)	(1,231,912)	(1,159,314)	(441,396)

Write-off (recovery) of mineral property expenditures	(72,248)	(2,181,735)	(201,627)	(3,261,819)	-
Exploration expenditures	(59,388)	(89,210)	-	-	-
Interest income	-	(9,213)	(21,536)	(43)	(619)
Loss before income taxes	(1,833,407)	(4,292,341)	(1,412,003)	(4,421,090)	(440,777)
Future income tax recovery	1,383,000	59,520	1,177,276	223,689	101,000
Net loss and comprehensive loss for the year	(450,407)	(4,232,821)	(234,727)	(4,197,401)	(339,777)
Deficit – beginning of period/year	(12,936,550)	(8,703,729)	(8,469,002)	(4,271,601)	(3,931,824)
Deficit – end of period/year	(13,414,731)	(12,936,550)	(8,703,729)	(8,469,002)	(4,271,601)
Loss per share	$(0.00)	$(0.03)	$(0.00)	$(0.08)	$(0.01)

US GAAP

	2009	2008	2007	2006	2005
Loss for the year – US GAAP	(3,356,994)	(11,981,350)	(5,680,063)	(2,977,506)	(1,399,839)
Loss per share – US GAAP	$(0.02)	$(0.09)	$(0.08)	$(0.06)	$(0.06)

TABLE 2: Balance Sheets
Years Ended October 31 (Audited)

	2009	2008	2007	2006	2005
Cash	253,627	361,649	1,099,339	540,099	189,341
Goods and services tax receivable	23,417	72,363	136,241	30,055	16,038
Prepaid expenses	17,121	13,170	13,979	2,318	483
Mineral properties and deferred exploration costs	15,564,018	14,040,431	6,351,417	2,083,357	3,526,941
Exploration advances	260,000	20,000	20,000	3,385	-
Due from related parties	2,340	19,446	-	-	-
Equipment	-	-	-	760	1,086
Total Assets	16,120,523	14,527,059	7,620,976	2,659,974	3,733,889
Accounts payable and accrued liabilities	384,122	1,192,890	356,327	62,204	48,981
Due to related parties	553,394	579,990	437,080	46,677	4,280
Total Liabilities	937,516	1,772,880	793,407	108,881	53,261
Share capital	26,222,943	24,239,000	14,859,054	10,480,845	7,866,229
Contributed surplus	1,959,495	1,451,729	672,244	539,250	253,000
Share subscriptions receivable	415,300	-	-	-	(167,000)
Deficit	(13,414,731)	(12,936,550)	(8,703,729)	(8,469,002)	(4,271,601)
Total Shareholders’ equity	15,183,007	12,754,179	6,827,569	2,551,093	3,680,628
Total Liabilities and Shareholders’ Equity	16,120,523	14,527,059	7,620,976	2,659,974	3,733,889
Number of Shares, Issued & Allotted	227,040,606	169,327,719	108,369,248	61,000,748	39,417,915

US GAAP

	2009	2008	2007	2006	2005
Total Shareholders’ equity – US GAAP	(381,011)	(1,286,252)	476,152	467,736	153,687

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

Year Ended October 31st
2009	2008	2007	2006	2005
1.0767	1.2158	0.9496	1.1328	1.2135

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low
March 2010	1.0421	1.0113
February 2010	1.0734	1.0420
January 2010	1.0657	1.0251
December 2009	1.0713	1.0405
November 2009	1.0743	1.0460
October 2009	1.0845	1.0292

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Company’s Fiscal Year Ended October 31
	2009	2008	2007	2006	2005
High	1.3000	1.2158	1.1852	1.1670	1.1607
Low	1.0303	0.9796	0.9496	1.1027	1.2703
Average	1.1670	1.0327	1.0930	1.1328	1.2135
Period End	1.0774	1.2158	0.9496	1.1227	1.1796

Unless otherwise indicated, in this Annual Report all references herein are to Canadian Dollars.

The noon exchange rate on March 31, 2010, as reported by the Bank of Canada, for the conversion of United States dollars into Canadian dollars was U.S. $1.00 equals CDN $0.9846.

B.           Capitalization and Indebtedness

Not Applicable

C.           Reasons for the Offer and Use of Proceeds

Not Applicable

D.           Risk Factors

Any investment in the Company’s shares involves a high degree of risk.  An investor should consider carefully the following information before deciding to buy the Company’s common shares.  If any of the events discussed in the following risk factors actually occurs, the Company’s business, financial condition or results of operations would likely suffer.  In this case, the market price of the Company’s shares could decline, and the investor could lose all or part of its investment in the Company’s shares.  In particular, a prospective investor should consider carefully the following risk factors:

Exploration Efforts May Be Unsuccessful:
Investors in the Company could lose their entire investment.  Most exploration projects do not result in the discovery of commercially minable ore deposits.  The Company might not identify any mineral deposit that qualifies as a commercially minable (or viable) ore body that could be legally and economically exploited.

No Ongoing Mining Operations:
The Company is in an advanced exploration stage and has no mining operations of any kind.  At this stage of exploration, the Company has not made a decision if actual mining operations will ever commence.  Should the Company decide to enter into the mining business there are a number of factors beyond the Company’s control including changes in economic conditions, intense industry competition, variability and operating cost, changes in government resulting in changes in rules and regulations of numerous regulatory authorities that the Company would have to consider.

Lack of Earnings and Cash Flow:
The Company has no history of earnings or cash flow from operations.  The continued lack of earnings or cash flow could force the Company to cease operations and investors in the Company will lose their entire investment.  As at October 31, 2009, the Company’s deficit was $(13,414,731).

Uncertainty of Continuing as a Going Concern:
The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities.  Because of this uncertainty, there is doubt about the Company’s ability to continue as a going concern.  The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

No Proven or Probable Reserves:
The Company currently has few tangible assets, and no proven or probable reserves have been identified to date.  If the Company does not discover proven reserves on its properties, the Company will have to cease operations and investors will lose their entire investment.  The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore.

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

Fluctuating Metals Prices:
The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Company’s control, including expectations about the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  These fluctuations and uncertainties can undermine the Company’s financial condition and increase the risk and vulnerability of an investment in the Company’s common shares.

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

Uncertainty of Obtaining Additional Funding Requirements:
The Company has no earnings and will therefore require financing to complete its intended exploration programs.  To date, the Company has funded its exploration programs through the issuance of its equity securities, and the Company will continue to need to fund its exploration programs in this manner until such time, if ever, that it generates revenues and profits.  In addition, the current corporate plan envisions expenditures of approximately $2,500,000 for property payments and exploration expenses for this year.  Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to lose all or a portion of their investment.

Possible Dilution to Present and Prospective Shareholders:
The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the payment of cash, issuance of securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, will result in dilution to present and prospective holders of common stock.

Risks Associated with Penny Stock Classification:
The Company’s stock is subject to “penny stock” rules as defined in Rule 3a51-1 under the United States Securities Exchange Act of 1934, as amended, and because of the constraints on trading resulting from the “penny stock” definition investors will encounter difficulty in selling their stock.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Limited and Volatile Trading Volume:
Although the Company’s shares trade on the TSX Venture Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Company’s shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of Share Price:
In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During Fiscal 2009, the Company’s share price fluctuated between a low of $0.035 and a high of $0.135.  Subsequent to Fiscal 2009, the Company’s share price has fluctuated between a low of $0.05 and a high of $0.10.  Fluctuation in the Company’s share price is likely to continue, and could potentially increase, in the future.

Difficulty for U.S. Investors to Effect Service of Process Against the Company:
The Company is incorporated under the laws of the Province of British Columbia, Canada.  Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  All of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets are located outside of the United States.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Possible Difficulties in Obtaining Required Permits and Licenses:
The Company’s future operations may require it to obtain licenses and permits from various governmental and regulatory authorities.  The Company’s ability to conduct exploration, development and mining operations in the future could be impeded if it is unable to obtain required licenses and permits.

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

ITEM 4                      INFORMATION ON THE COMPANY

Refer to the “Glossary of Terms” on page 1 of this Annual Report for details of geological terms.

A.           History and Development of the Company

Corporate Background

The Company was incorporated on October 24, 1980 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act (British Columbia) under the name “Golden Trend Energy Ltd.”.  It changed its name to “World Power Bike Inc.” on January 9, 1991.  On March 13, 2000, the Company changed its name to “Parkside 2000 Resources Corp.” and the outstanding common shares were consolidated on a one for seven basis in order to make the Company’s share capital more attractive to potential investors.  On May 16, 2003, the Company changed its name to “Amador Gold Corp.” to be more consistent with the Company’s business objectives.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) and repealed the Company Act (British Columbia).  The Company’s Notice of Alteration was effected on June 2, 2005.

The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”), which classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company.  Tier 1 is the TSXV’s premier tier and is reserved for the TSXV’s most advanced issuers with the most significant financial resources.  Tier 1 issuers benefit from decreased filing requirements and improved service standards.  The majority of the companies listed on the TSXV are Tier 2 companies.  The Company trades on the TSXV under the trading symbol of “AGX” and is classified as a Tier 2 company.

The Company’s head office is located at 711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 (Telephone:  604-685-2222; Facsimile:  604-685-3764).  The Company’s e-mail address is:  info@amadorgoldcorp.com and its website is:  www.amadorgoldcorp.com.  The Company’s registered office is located at 711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 (Telephone:  604-685-2222, Facsimile:  604-685-3764).

The contact person in Vancouver, British Columbia, Canada is: Mr. Richard W. Hughes, President and Chief Executive Officer.

Business Developments During Fiscal 2009

Properties

A.           Silverstrike Property Group, Ontario

a)           Silverstrike Property, Ontario

On April 22, 2009, the Company amended its option agreement to acquire a 100% interest in the Silverstrike Property, Ontario.

b)           Capitol Silver Mine Property, Ontario

On December 12, 2008, the Company amended its option agreement to acquire a 100% interest in the Capital Silver Mine Property, Ontario.

c)            Silverclaim Property, Ontario

On January 27, 2009, the Company amended its option agreement to acquire a 100% interest in the Silverclaim Property, Ontario.

B.           Donovan Basin Property Group, Ontario

Thompson Property, Ontario

On May 13, 2009, the Company amended its option agreement to acquire a 100% interest in the Thompson Property, Ontario.

C.           Timmins West Group, Ontario

a)           Jessop Propety, Ontario

On January 14, 2009, the Company amended its option to acquire a 100% interest in the Jessop Property, Ontario.

b)           Patent Gold Propety, Ontario

On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario.  This property was terminated in December 2008, but it was reinstated in August 25, 2009.

D.           Chapleau Group, Ontario

a)           Forge Lake Property, Ontario

On January 28, 2009, the Company amended its agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake Property, Ontario.

b)           Otter Pond Property, Ontario

On January 28, 2009, the Company amended its agreement with a public company related by common directors to acquire a 47% interest in the Otter Pond Property, Ontario.

E.           Morin Property, Ontario

On May 14, 2009, the Company amended its option to acquire a 100% interest in the Morin Property, Ontario.

F.	Dale Gold Property, Ontario

On December 15, 2008, the Company amended its option to acquire a 100% interest in the Dale Gold Property, Ontario.

G.           Horwood Property Group, Ontario

Ross Windsor Property, Ontario

On December 15, 2008, the Company amended its option agreement to acquire a 100% interest in the Ross Windsor Property, Ontario.

H.           East Breccia Property, Ontario

On February 10, 2009, the Company amended its option to acquire a 100% interest in the East Breccia Property, Ontario.

I.             Loveland Larche Property, Ontario

On November 27, 2008, the Company entered into an option agreement to acquire a 100% interest in the Larche Property, Ontario.

The Company terminated its option agreements related to the following properties:

Name of Property	Date of Termination
Mennin Lake Property, Ontario	November 2008
Connor Creek Property, British Columbia	December 2008
Gould Copper Mine Property, Ontario	December 2008
Hunter Gold Property, Ontario	December 2008
Willet Property, Ontario	December 2008
Gogama Moly Property, Ontario	December 2008
Owl Lake Property, Ontario	December 2008
Revell Property, Ontario	December 2008
Armstrong Lake, Ontario	December 2008
Meggisi Lake, Ontario	January 2009
Norberg Property, Ontario	June 2009
Chewett Property, Ontario	September 2009

Private Placements

•
On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting of 16,023,332 flow-through (“FT”) and 266,666 non flow-through (“NFT”) units at a price of $0.06 per unit.  Total proceeds were $977,400.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share, on or before December 31, 2010.

•
On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 FT and 1,000,000 NFT units at a price of $0.06 per unit.  Total proceeds were $271,000.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share, on or before January 14, 2011.

•
On June 10, 2009, the Company closed the first tranche of the private placement arranged on June 5, 2009, consisting of 3,200,000 FT and 777,778 NFT units at a price of $0.05 for FT and $0.045 for NFT per unit.  Total proceeds were $195,000.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before June 9, 2010/2011.

•
On July 15, 2009, the Company closed the first tranche of the private placement arranged on July 2, 2009, consisting of 4,440,000 NFT units at a price of $0.045 per unit.  Total proceeds were $199,800.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before July 19, 2010/2011.

•
On July 20, 2009 and September 11, 2009, the Company closed the second tranche of the private placement arranged on June 5, 2009, consisting of 3,128,000 FT and 3,000,000 NFT units at a price of $0.05 for FT and $0.045 for NFT per unit.  Total proceeds were $291,400.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before July 19, 2010/2011 (as to 4,998,333 units) and September 10, 2010/2011 (as to 1,129,667 units).

•
On August 18, 2009, the Company closed the second tranche of the private placement arranged on July 2, 2009, consisting of 1,086,444 FT and 7,323,000 NFT units at a price of $0.05 for FT and $0.045 for NFT per unit.  Total proceeds were $383,857.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before August 17, 2010/2011.

•
On October 19, 2009, the Company closed the first tranche of the private placement arranged on September 25, 2009, consisting of 200,000 FT and 11,981,000 NFT units at a price of $0.08 for FT and $0.06 for NFT per unit.  Total proceeds were $734,860.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.07 per share in the first year and $0.20 per share in the second, third and fourth years, on or before October 18, 2010/2011/2014.

Business Developments Subsequent to Fiscal 2009

Properties

Tionaga Property, Ontario

On December 15, 2009 the Company announced, subject to regulatory approval, the acquisition of a 100% interest in the Tionaga Property.  The Tionaga is the Company’s tenth gold project located within the Timmins/West Timmins District, Ontario.  Consideration for the property consists of $100,000 and 1,000,000 shares, payable over 36 months.  There is a 3% net smelter return payable.  Up to 1.5% of the NSR may be purchased for $1,000,000 for each 0.5% interest, to a total of $3,000,000 for a 1.5% interest.

Private Placements

•
On November 16, 2009, the Company closed the second tranche of the private placement ($415,300 received as of October 31, 2009) arranged on September 25, 2009 for 1,350,000 FT and 13,010,000 NFT units.  Total proceeds were $888,600.  The financing consisted of units priced at $0.08 for FT and $0.06 for NFT .  FT and NFT units consisted of one FT common share and one NFT non-transferable share purchase warrant.  The share purchase warrants for both the FT and NFT units expire in four years and entitle the holder to purchase one additional share for $0.07 in the first year and $0.20 in the remaining three years, on or before November 15, 2010/2011/2014.

•
On December 22, 2009, the Company closed the first tranche of the private placement arranged on December 18, 2009, consisting of 22,169,000 FT and 540,000 NFT units at a price of $0.08 per unit.  Total proceeds were $1,816,720.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder of the FT shares to purchase one additional common share at a price of $0.10 per share in the first two years and entitling the holder of the NFT shares to purchase one additional common share at a price of $0.10 per share in the first two years and $0.15 in year three and $0.20 in year four and five.  Pursuant to this private placement, Limited Market Dealer Inc. (“LMD”) received a commission of $88,000 for the participation of Pathway Mining 2009-II Flow Through LP (6,250,000 FT units), MineralFields 2009 Super Flow Through LP (2,500,000 FT units) and MineralFields 2009-VII Super Flow Through LP (5,000,000 FT units).  Joe Dwek is the sole shareholder of Joe Dwek Management Consultants 2007 Inc. (“JDMC”) which in turn is the sole shareholder of each of the general partners for the limited partners.  Joe Dwek is the sole shareholder of LMD.  Refer to Item 7 “Major Shareholders and Related Party Transactions” with regard to disclosure of JDMC owning more than 5% of the issued capital of the Company;

•
On January 13, 2010, the Company closed the second tranche of the private placement arranged on December 18, 2009, consisting of 1,011,250 FT and 1,570,000 NFT units at a price of $0.08 per unit.  Total proceeds were $206,500.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder of the FT shares to purchase one additional common share at a price of $0.10 per share in the first two years, on or before January 12, 2012, and entitling the holder of the NFT shares to purchase one additional common share at a price of $0.10 per share in the first two years and $0.15 in year three and $0.20 in year four and five, on or before January 12, 2012/2015.

The Company terminated its option agreement related to the following property:

Name of Property	Date of Termination
East Breccia Property, Ontario	January 2010

From the proceeds of private placements completed during fiscal 2009, the Company paid the cash option payments on the following properties:

Property	Amount
Silverstrike Group, Ontario	$7,500
Timmins West Group, Ontario	$46,500
Chapleau Group, Ontario	$63,293
Morin Property, Ontario	$30,000
Loveland Property Group, Ontario	$255,000
Dale Gold Property, Ontario	$12,500
Horwood Group, Ontario	$7,500
East Breccia Property, Ontario	$15,000
Cummings Property, Ontario	$5,000
Total	$442,293

In addition, the Company paid staking costs of $49,390 for various properties during fiscal 2009.

B.           Business Overview

Operations and Principal Activities

The Company is a natural resource company engaged in the acquisition and exploration of mineral resource properties, principally for copper and gold, in Canada, and its properties do not contain a known commercially viable minable deposit.  Further exploration is required before a final evaluation of the economic and legal feasibility is determined.

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

Environmental and other Regulatory Requirements

In connection with its properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  The Company is not required to obtain work permits for exploration activities on its properties but is required to notify the government of the work being undertaken.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.  The Company currently is not insured against environmental liabilities.

Competition

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and produce from such properties; the labor to operate the properties; the capital for the purpose of financing development of such properties; and arrangements for marketing, particularly in the case of products not traded on terminal markets.  Many competitors not only explore for and mine metals and minerals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies for mineral deposits could have a material adverse effect on the Company’s results of operation and business.

C.           Organizational Structure

Not Applicable

D.           Property, Plant and Equipment

The Company does not own most of its equipment used to conduct its business.  The Company’s infrastructure is largely provided under management agreements.

The Company's corporate offices are located in Vancouver, British Columbia, Canada.
Hastings Management Corp. (“HMC”), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $710,000 for the year ended October 31, 2009 (2008 - $520,000) in respect of administrative expenses.  The charges were made under an annual renewable agreement for services and cost recovery.  The agreement can be terminated by either party with 30 days notice.  The services to the Company included supervision and administration of the financial requirements of the Company’s business; producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs; promotional materials and other documents required to be disseminated to the public and responding to requests for information or questions; providing secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required. As at October 31, 2009, $105,881 (2008 - $15,561) was due to the related party.

As of October 31, 2009 and March 31, 2010, the Company's material assets are the exploration properties located in Ontario described below:

Red Lake Property Group, Ontario

A.           Todd Township Property, Ontario

The Company has acquired a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine.  Consideration was, over a 4-year period, to pay $69,000 (paid) and issue 100,000 common shares of the Company (issued).  The property is subject to a 2% net smelter royalty (“NSR”) with the Company given the right to purchase 1% of the NSR for $600,000.

The property lies within the Pipestone Bay – St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration.  The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay – St. Paul Bay Deformation Zone.  The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930’s exposed quartz veins hosted within iron formation.

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochemistry prior to trenching or drilling.

B.           Maskooch Lake Property, Ontario

The Company has acquired a 100% interest in 44 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskooch Lake property.  Consideration was, over a 4-year period, to pay $88,000 (paid) and issue 100,000 common shares of the Company (issued).  The property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000.

The Maskooch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970s to the mid 1980s.  The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers.  Stripped outcrops southeast of Maskooch Lake have exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization.  The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

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

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey.  This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology.  The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential.  Results of the VTEM survey and geochemical sampling were analyzed and drilling areas were identified.

In October 2008, field work and sampling was conducted at the property.  A 9-10 meter wide shear zone was evaluated associated with chlorite and ankerite that historically produced assays of up to 16/g/t gold.  Preliminary research showed the zone can be followed for several kilometers across the property.  The main targets for follow up exploration are areas where the shear zone intersects with iron formations on the property as these may provide chemical traps for gold formations.

The field work in 2008 has enhanced the Company’s understanding of the gold and base metal potential.  The information collected from this work has provided the Company with targets for drilling and a 1,200 meter drill program was announced on October 8, 2009 and started in November 2009.  The proposed 1,200 meter drill program will test 6 to 8 gold and VMS targets to increase the Company’s understanding of the underlying geology as well as test the property’s potential to host VMS mineralization.

Silverstrike Property Group, Ontario

A.           Silverstrike Property

The Company has acquired a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario.  Consideration was to pay $50,000 (paid), issue 150,000 common shares of the Company (issued) and incur an aggregate of $80,000 in exploration expenses over four years (completed).  The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

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

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling.  A bulk sample weighing 624 pounds, from a 3 foot wide and 4 foot high section, assayed 18.075 ounces silver per ton.  This vein was projected north for more than 500 feet.  In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.  Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area.  The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins.

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

22 drill holes were drilled and most of the holes intersected a strong structure containing silver.  There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers.  Five of the nine holes with results received to date have intersected high grade silver veins close to surface.  In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two-fold.  One is to test the strike extension of historical workings.  This has been successful.   The other purpose is to get background data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that were flown on Amador’s Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps.  Currently geologists are evaluating the data to determine the next phase of exploration.

C.           Capitol Silver Property

The Company has acquired a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario.  Consideration was to pay $27,500 (paid), issue 350,000 common shares of the Company (issued).  There is a 2% NSR of which 0.5% may be purchased for $500,000 and a second 0.5% buy back for a further $500,000.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908.  The veins were mined during the late 1930s and the latter half of the 1960’s.  No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings.  Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.  Compilation of historical data is on-going.

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

A.           Thompson Property, Ontario

On March 28, 2005, as amended May 13, 2009, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario.  Consideration is to pay $78,000 ($28,000 paid), issue 150,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over four years (completed).  The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.  The agreement was accepted for filing by the Exchange on May 11, 2005.

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

B.           Kell Mine Property, Ontario

The Company has acquired a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration was to pay $30,000 (paid), issue 150,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over four years (completed).  The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

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

C.           Hudson Bay Property, Ontario

The Company has acquired a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario.  Consideration was, over a 3-year period, to pay $35,000 (paid), issue 300,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over three years (completed).  The property is subject to a 2% NSR, with an option to buy back 0.5% of which can be purchase for $500,000 and a second 0.5% for a further $500,000.

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

Ajax Property Group, Ontario

A.           Ajax Property, Ontario

The Company has purchased an undivided 100% interest in the Ajax Property, Ontario.  Consideration was $80,000 (paid) and 300,000 common shares of the Company (issued).  The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970s.  The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices.  The average annual nickel price in 1976 was US$2.25/lb.  The open pit and workings have remained flooded since 1976.

During its operation, limited production occurred from a 75 metre (m) vertical shaft with 670 m of lateral development on the 30 and 68.6 m levels, and, from a small open pit with an estimated depth of 26 m.  Past production statistics are unavailable.

Literature surveys by MacRae (2007) iterated up to 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum along with 8% copper and 3% nickel from a bulk sample in 1930, while, ‘in January 1934, a shipment of 13.64 tonnes of ore was received by the Mines Branch, Ottawa, returning a value of 1.12% copper, 1.02% nickel, 0.34 g/t gold, 6.17 g/t silver, and, 4.46 g/t platinum and palladium.’

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property.  The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims.  Two of these anomaly trends are intimately associated with the Ajax intrusion.  A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact.  The second feature has never been tested.  Both of these anomalies were priority targets for the 2008 drilling program.

Based in the analysis of historic data a drill program was commenced on this Property in February 2008.  The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks.  The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

B.           Banting Chambers Property, Ontario

The Company has acquired a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario.  Consideration was to pay $22,500 (paid), issue 150,000 common shares of the Company (issued) over two years and incur $110,000 in exploration expenditures over three years (completed).  The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000.

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

C.           Strathy Township Property, Ontario

The Company has acquired a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario.  Consideration was $20,000 (paid).  The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000 at any time.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey.

D.           Bompas-Strathy Property, Ontario

On December 9, 2005, the Company acquired a 100% interest in a property situated in the Bompas Township, Ontario.  Consideration was $10,000 (paid).  There is a 2% NSR payable, of which half may be purchased for $250,000.

The Bompas Property will be explored for moly mineralization.  This property is now considered to be part of the Ajax property described in “A” above.

Timmins West Group, Ontario

A.           Fripp Property, Ontario

The Company has acquired a 100% interest in the Fripp Property, Ontario.  Consideration was $5,000 (paid), 100,000 common shares of the Company (100,000 issued) and $20,000 in exploration expenditures (completed).  The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000.

In 1965, trenching uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property.  Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its contact with diorite returning up to 0.5% nickel.

Portions of Amador’s original Fripp Property has been flown by Geotech’s VTEM airborne system.  Numerous strong coincidental electromagnetic and magnetic anomalies occur on the Fripp Property.  Most of the property is covered by glacial till and overburden.  However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies. On June 11 the Company announced the commencement of drilling on the Fripp Property.

Amador plans to fly the remaining sections of the Property including the newly acquired Fripp West and Moneta copper occurrence that may still be open at depth.  The Company then plans to drill test the Moneta occurrence at depth and the VTEM airborne anomalies.  The VTEM system was successful in discovering Golden Chalice Resources’ Langmuir nickel-PGM discovery.

B.           Keith & Sewell Property, Ontario

The Company has acquired a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.  The Keith and Sewell Properties consists of two properties – the Keith Property and the Sewell Property.  Consideration for the Keith and Sewell Properties, over a 2-year period, was to pay $90,000 (paid), issue 420,000 common shares of the Company (issued) and incur an aggregate of $90,000 over three years (completed).  There is a 3% net smelter return on the Keith and Sewell properties of which two-thirds may be purchased for $1,500,000.

The Keith and Sewell properties consist of separate claim blocks in Keith Township and Sewell Township.  The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization.  One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine.  It is also adjacent to the west boundary of PGM Ventures’ Sangold Property.  In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

Sewell is trenched and nickel mineralization was identified and is being assessed for geophysics. Keith is being assessed for trenching and geophysics follow-up.

C.           Jessop Property, Ontario

On October 16, 2007, as amended January 14, 2009, the Company entered into an option agreement to acquire a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario.  Consideration is $58,000 cash (paid) and 300,000 common shares (200,000 issued) over 3 years.  There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000.  The agreement was accepted for filing by the Exchange on January 11, 2008.

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

Amador has flown a detailed airborne VTEM survey over the property and together with historical data on the area has selected targets to focus on. Summer exploration plans include ground geophysics to define future drill targets.

D.           Fripp West Property, Ontario

On February 14, 2008, the Company acquired an option to purchase a 100% interest in the Fripp West Property, consisting of 4 claims (40 units) located in Fripp Township, Porcupine Mining Division  Consideration for the Property consists of $20,000 (paid) and 200,000 common shares of the Company (125,000 issued), payable over two years.  There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% of which may be purchased for an additional $500,000.  The agreement was accepted for filing by the Exchange on April 11, 2008.

The Property is accessible by road and is approximately 30 kilometres southwest of Timmins, Ontario.  It is adjacent to the west boundary of Amador’s Fripp Property.

E.           Sewell East Property, Ontario

On August 5, 2009, the Company acquired an option to purchase a a 100% interest in the Sewell East property, Ontario. Consideration for the property consists of $50,000 ($20,000 paid) and 300,000 shares of the Company (100,000 issued), payable over two years.  (A further 100,000 shares are to be issued following the completion of a positive feasibility study).  There is a 3% net smelter return payable, one-third (1%) of which may be purchased for $1,000,000.

The Sewell East property consists of two claims of 32 units in Sewell Township, Porcupine Mining Division.  The property is accessible by road and is approximately 35 km southwest of Timmins and significantly expands the Company’s current Sewell property.

The property occurs along what may be a splay off the prolific gold-bearing Destor Porcupine Fault Zone (‘DPFZ’).  The DPFZ hosts the world famous Timmins gold camp as well as other gold deposits in the Harker-Holloway area of Ontario.  Potential for gold mineralization may be evidenced by historical gold-bearing quartz boulders found down glacial ice-direction of the properties.

F.           Patent Property, Ontario

On May 2, 2006 the Company entered into an option agreement to acquire a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario.  Consideration was, over a 3-year period, to pay $70,000 ($50,000 paid), issue 250,000 common shares of the Company (issued) and incur an aggregate of $130,000 in exploration expenditures over three years.  The Company completed an initial valuation and terminated its option agreement as of December 8, 2008 but it was reinstated on August 25, 2009 with an additional cash payment of $20,000.  Total outstanding consideration is $40,000 cash.

G.           Morin Property, Ontario

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.  Consideration for the Morin Property is, over a 3 year period, to pay $90,000 (paid) and issue 220,000 common shares of the Company (issued).  There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.  The agreement was accepted for filing by the Exchange on July 12, 2006.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments. The Property is located east and south-east of the former gold producing Joburke mine.  It is also adjacent to PGMs’ Sangold Property.  In January 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous magnetic and VLF-EM anomalies.  These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling.  Gridding and geophysics may also be expanded to follow existing zones on strike.

H.           Tionaga Property, Ontario

On November 19, 2009 the Company entered into an option agreement to acquire a 100% interest in the Tionaga Property.  Consideration for the property consists of $100,000 ($25,000 paid) and 1,000,000 shares of the Company (250,000 issued), payable over 36 months.  There is a 3% net smelter return payable.  Up to 1.5% of the NSR may be purchased for $1,000,000 for each 0.5% interest, to a total of $3,000,000 for a 1.5% interest.

The Tionaga Property consists of 14 claims (152 units) in Horwood and Silk Townships, Porcupine Mining Division, adjacent to the Company’s Horwood Gold Property.  The Property is accessible by road and is approximately 95 km southwest of Timmins.  The Property occurs along what may be a splay off the prolific gold-bearing Destor Porcupine Fault Zone (‘DPFZ’).  The DPFZ hosts the world famous Timmins gold camp as well as other gold deposits in the Harker-Holloway area of Ontario.

Blackstock, Oke & Ford Properties, Ontario

The Blackstock, Oke & Ford Properties, all situated in Ontario, were acquired by staking.  There were no underlying agreements.  The staking was done based on management’s interpretation of geological structures found on the properties from government files.  VTEM airborne geophysical surveys are being considered for these properties.  These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization.  These target areas will be followed-up by prospecting, ground geochemistry or geophysics prior to testing with drilling or trenching.

Chapleau Group Properties

A.           Forge Lake and Otter Pond Properties, Ontario

The Company entered into joint venture agreements with Golden Chalice Resources Inc. (“Golden Chalice”).  Consideration consists of the following:

Forge Lake Property – The original agreement dated January 4, 2006 was renegotiated on January 28, 2009.  Consideration is $57,000 payable over three years (paid), 40,000 common shares of Golden Chalice to be reimbursed in cash by the Company and 13,333 shares of Chalice Diamond, payable after three years.  In addition, there is a royalty payable of $100,000 and the issuance of 100,000 common shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement.  The exploration costs will be split 50/50 and the Company will pay a 15% administration fee.  The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures.  In addition, there is a royalty payable.  The property lies to the north-east of Dianor’s Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

Otter Pond Property – The original agreement dated January 4, 2006 was renegotiated on January 28, 2009.  Consideration is $143,500 payable over four years ($103,500 paid), 175,000 common shares of Golden Chalice and 58,333 shares of Chalice Diamond to be reimbursed at fair market value of the shares as at the time of issuance, a payment of $100,000 and the issuance of 200,000 common shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement.  The Company is responsible for 47% of these exploration costs.

Golden Chalice has since assigned its rights in the Forge Lake and Otter Pond properties to Chalice Diamond Corp. (“Chalice Diamond”), a company formed as a result of a Plan of Arrangement with Golden Chalice.

B.           Chapleau Diamond Property, Ontario

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) (“Golden Chalice”), a public company related by common directors.  The Company agreed to pay for staking or leasing costs, estimated to be $150,000 (paid), plus 15% for administration, to earn a 50% working interest in the property.  Upon payment of the acquisition cost, a joint venture was formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Golden Chalice as the operator.  During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

Staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground.  The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by its joint venture partner, Golden Chalice, has confirmed the presence of a kimberlite dyke.  Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic.  The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

Golden Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties.  Sample results and assessment of this initial work are pending.  Geophysical and geochemical work is ongoing to evaluate all the targets on the large land package.

Loveland Property Group, Ontario

A.           Loveland 1 Property

On May 18, 2006 the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property located in the Byers and Loveland Townships, Ontario.  Consideration for the Loveland 1 Property, over a 5-year period, is to pay $300,000 ($200,000 paid), issue 600,000 common shares of the Company (400,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed).  There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property.  A further 100,000 shares will be issued after the completion of a positive feasibility study.

B.           Loveland 2 Property

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.  Consideration for the Loveland 2 Property, over a 5-year period, is to pay $300,000 ($200,000 paid), issue 600,000 common shares of the Company (400,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed).  There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

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

In March, 2008, the Company announced the discovery of nickel (Ni) and copper (Cu) mineralization on the Loveland Property.  Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization.  The third of the three holes (AMDG-03) intersected three higher grade intersections within a 45 metre wide nickel-copper zone.  The three intersections are  1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and  0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters.  These three separate intersections occur within a 45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

In conjunction with these results, the Company acquired a 100% interest in Moneta Porcupine Mines Inc.’s (Moneta) Loveland Property that hosts the historical Hollinger nickel-copper occurrence.  The Hollinger occurrence is open at depth and is located about 1.5 km to the south-east and on strike with Amador’s newly discovered Loveland mineralization.  This acquisition strengthens Amador’s existing land position of approximately 2330 hectares or 5700 acres in this area.

In addition to acquiring Moneta’s Hollinger occurrence, Amador has purchased Moneta’s Fripp and Kamiskotia Properties.  These latter two properties are adjacent to other Amador properties.  The Agreement allows Amador to purchase 100% interest in Moneta’s three properties by paying $500,000 ($350,000 paid) and 1,350,000 common shares (945,000 issued) over a period of 3 years, subject to a 1% or 2% underlying NSR depending on the property.  The addition of Moneta’s Fripp and Kamiskotia Properties to Amador’s existing land holdings greatly enhances the potential for Amador to discover volcanogenic massive copper-zinc-silver or nickel-copper deposits in the Timmins area.  The agreement was accepted for filing by the Exchange on April 18, 2008.

Geotech was contracted to fly the state-of-the-art VTEM B-field airborne geophysical survey over all of Amador’s Loveland Property and the newly acquired properties from Moneta.  This survey was intended to help define the newly discovered mineralization as well as the Hollinger occurrence and other potential targets on all the properties.  The results of this work were used to help plan the next phase of drilling.  Amador then commenced drilling the Loveland zone at depth and along strike.  The results from the first twelve drill holes (announced on September 4, 2008) are as follows:

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

From the drilling to date, it appears that mineralization has been intersected 400 meters vertically below surface, is open at depth and has a strike extent of approximately 175 meters.  The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface.  Management is extremely encouraged with the early drilling results on the Cominco Zone and its similarity in style of mineralization to Xstrata’s Montcalm Mine located 20 kilometers to the west.

Later drilling focused on expanding the Cominco zone, and test below the Hollinger Zone that is located approximately 1.5 kilometers on strike to the southeast.   The Hollinger zone is reported to possess a non 43-101 compliant historical resource of 442,000 tons grading .42% Cu and .71% Ni.  The Hollinger and Cominco zones are both open at depth with additional areas of untested potential on strike.

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

LL08-11 was collared approximately 40 meters southwest on section of drill hole AMDG07-01 and the intercept is interpreted as the up dip expression of the mineralized zone in drill hole AMDG07-01.  In addition, drill hole LL08-18 also on section, was collared approximately 50 meters to the southwest of LL08-11 and encountered a strongly mineralized zone approximately 10 meters in drilled width up dip of the intersection in LL08-11 suggesting that mineralization extends to surface.  Assays are pending for this drill hole.

LL08-01, collared approximately 50 meters southwest on section of AMDG-07-3 intersected 0.24% Cu and 0.26% Ni over a drilled width of 6.30 meters (67.90 to 74.20 meters) and is interpreted as the strike extent of the zone approximately 50 meters to the east.

Results for the Loveland drill program are tabulated below. All drill holes have been drilled at 225 degree azimuths with -50 degree dips. (NSV = No Significant Values)

DDH	From (m)	To (m)	Drilled Width (m)	Cu %	Ni %	Zone 17 Northing UTM	Zone 17 Easting UTM
LL08-01	67.90	74.20	6.30	0.24	0.26	5391872	446310
Including	67.90	71.40	3.50	0.34	0.33
LL08-02		N.S.V.				5391834	446345
LL08-03	206.60	209.30	2.70	0.19	0.23	5391949	446316
	230.20	233.20	3.00	0.15	0.12
LL08-04	N.S.V.					5391906	446347
LL08-05	160.30	183.10	22.80	0.88	0.53	5391984	446280
Including	160.30	171.50	11.20	1.0	0.65
	160.30	166.60	6.30	0.92	0.63
	180.40	183.10	2.70	1.92	1.00
LL08-06	173.50	174.40	0.90	0.19	0.18	5392020	446244
LL08-07	40.90	41.40	0.50	0.71	0.23	5392018	446170
LL08-08	110.80	115.70	4.90	0.17	0.23	5392017	446317
LL08-09	112.20	112.80	0.60	0.32	0.47	5391984	446350
LL08-10	N.S.V.					5391885	446255
LL08-11	135.90	173.50	37.6	0.38	0.33	5391914	446215
Including	137	145.50	8.50	0.73	0.59
	148.80	154.50	5.70	0.46	0.25
	166.00	172.0	6.00	0.78	0.85
	168.50	172.00	3.50	1.06	1.05
LL08-12	N.S.V.					5391953	446183

As announced on September 24, 2008, drill hole LL08-13, collared to intersect the downdip extension of the Cominco Zone, intersected 6.37 g/t Au over a drilled width of 8.55 meters from 383.25 to 391.80 meters. Additional intercepts include 6.17 g/t Au over 3.0 meters from 403.0 to 406.0 meters and 10.39 g/t Au over 3.1 meters from 410.30 to 413.40 meters drilled width.  This gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low angle quartz stringers associated with approximately 5 to 8% disseminated pyrite and arsenopyrite.  Although early observations suggest that there may be a structural control associated with the mineralization, an interpretation of this new gold zone is preliminary and more drilling will be required to determine the true width, dip, strike and plunge extents.  Company geologists are presently reevaluating completed drill holes intersecting the granodiorite which may result in deepening the holes to intersect the gold zone.

Drill hole LL08-13 also intersected anomalous copper-nickel mineralization within gabbros in the upper portion of the hole.  The hole was stopped at 425 meters and may be extended in the next phase of drilling to test for additional gold zones at depth.

Amador plans to explore the new gold zone and continue to expand the Cominco nickel copper zone to depth and along strike.  The Cominco Zone is hosted in gabbroic rocks and historically grades approximately 1.40% combined copper-nickel as confirmed by previously released drill results (March 13, 2008).  The mineralization resembles Xstrata’s Montcalm deposit 35 kilometers to the west.  The zone appears to extend to surface, has now been traced along strike for approximately 175 meters, and has been intersected approximately 400 meters vertically below surface (assays pending).

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

As announced on December 8, 2008, assay results from the drilling focusing on the Cominco Zone for drill holes LL08-14 to LL08-28 showed that drill hole LL08-22 intersected 1.41% COPPER AND 0.98% Nickel, or 2.39% combined copper-nickel over a drilled width of 4.0m, from 488.0 to 492.0m. This intersection occurred at about 400 meters vertically below the surface and is the deepest intersection to date at Loveland. Drill hole LL08-18, collared about 235m southwest of drill hole LL08-22, intersected 0.40% copper and 0.80% nickel over a drilled width of 7.0m from 66.80 to 73.80m. This interception occurs at about 50 meters vertically below the surface and indicates that mineralization may extend to surface.

During spring 2009 the Company completed a drilling program on the Loveland property to test several VTEM targets as well as follow up on the2008 gold discovery below the Cominco Zone.  The results of this program led to the a new Ni-Cu discovery. Drill hole LL09-07 intersected 1.02% combined Ni-Cu over 5.4 meters drilled width from 36.90 to 42.30 meters.  This includes a section which assayed 2.12% combined Ni-Cu over 1.5 meters from 36.90 to 38.40 meters drilled width. Only 3 of the current 33 VTEM conductors have been tested in this drill program; A, B and C on the map (http://www.amadorgoldcorp.com/i/pdf/2009-05-21_NRM.pdf).

Four previous drill holes were extended into the projected gold zone horizon as well as five holes drilled during the Spring 2009 program.  All holes intersected anomalous gold values ranging from 0.1 g/t to 3.87 g/t over various widths from less than a meter to several meters of core length.  Results include 3.81 g\t gold over 0.2m in hole LL09-13W, 3.87 g\t gold over 0.4 m in drill hole LL09-04 and 400 m southeast 3.74 g\t gold over 0.5m in drill hole LL08-23.  The established continuity of the gold mineralization, as well as the high-grade results in 2008 drill hole LL08-13 and prospecting successes, confirm the presence of a larger gold system with the potential for higher-grade zones.

Future programs will focus on advancing the original 33 additional drill targets identified to date.

Dale Gold Property, Ontario

The Company has acquired a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario.  Consideration was, over a 2-year period, to pay $42,500 (paid) and issue 300,000 common shares of the Company (issued).  There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

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

Horwood Group, Ontario

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 75 kilometres southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor.  These properties cover the main part of the Horwood Lake peninsula.  Their amalgamation as the “Horwood Property” represents the first time the area will be explored systematically by one company.

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

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940’s.  Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones.  Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date.  All areas are open in all directions.

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

During 2009, the Company executed a prospecting and sampling programs and located additional gold showings about 2 km northwest of the previously discovered Bend and Gabbro Zones. Grab samples from quartz veins returned values of 75.0 g/t, 60.7 g/t and 57.1 g/t g/t gold, but also returned 183.5 g/t gold 15 meters from the zone that returned 75.0 g/t gold.  The Company also sampled 28.9 g/t and 26.4 g/t gold 950 meters away from the high grade discoveries.  Based on these results the Company announced a 1,400 meter drill program to test these high grade showings.

A.           Horwood Gold Property, Ontario

The Company has acquired a 100% interest in the Horwood Gold Property.  Consideration was, over a 2-year period, to pay $50,000 (paid) and issue 200,000 common shares of the Company (issued).  There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000.

B.           Horwood Gold 2, Ontario

On January 4, 2006, the Company purchased one mineral claim for $6,000 (paid).  There is a 2% NSR payable, of which half may be purchased for $500,000.

C.           Labbe Property, Ontario

The Company has acquired a 100% interest in the Labbe Property.  Consideration was, over a 2-year period, to pay $30,000 (paid) and issue 200,000 common shares of the Company (issued).  There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000.

D.           Ross Winsdor, Ontario

The Company has acquired a 100% interest in the Ross Windsor Property.  Consideration is $27,500 cash (paid) and 175,000 common shares (issued) over a 3 year period.  There is a 3% NSR payable, of which 2% may be purchased for $1,000,000.

East Breccia Property, Ontario

On March 1, 2006, as amended on October 19, 2007 and on February 10, 2009, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario.  Consideration is $127,000 cash ($77,000 paid), 350,000 shares (250,000 issued), and a work commitment of $160,000 over four years (completed).  There is a 2% NSR payable, which may be purchased for $2,000,000 in $500,000 increments.  Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.  The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company.  Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined.    It has been explored by a 294 foot adit and drilling during the late 1960’s and early 1980’s.

Existing historical data has been compiled for the East Breccia.  The Company has completed evaluation work on the project. A complete a surface map of the breccias to identify areas for detailed gridding, geophysics and geochemistry has been evaluated. Drill areas have been identified to improve the molybdenum/copper/silver grade and/or tonnage potential of the East Breccia.

Cummings Property, Ontario

In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, consisting of six patented leases located in the Jamieson Township, Porcupine Mining Division, Ontario.  Consideration is $60,000 cash ($10,000 paid).  The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for $500,000.  The Cummings property is located 20 kilometres northwest of Timmins, Ont., in the heart of the Kamiskotia volcanogenic massive sulphide (zinc, copper and silver) camp.  The property has been held for 21 years by one party and has received limited work during this period.

Cowie/Aguonie and Esquega/Corbiere Properties, Ontario

The Company entered into joint venture agreements with Golden Chalice Resources Inc. (“Golden Chalice”).  Consideration consists of the following:

Cowie/Aguonie Property – The agreement is to acquire a 50% interest in the Cowie/Aguonie property.  The original agreement dated March 1, 2006 for 33.52 net grid claims in the Cowie and Aguonie Townships.  Consideration is for payment of $500 per net grid claim for a 5 year term and $600 for a 5 year renewal term (First 3 years paid) and incur $244,360 per year on exploration expenditures ($311,400 incurred).  The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

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

Golden Chalice has since assigned its rights in the Cowie/Aguonie and Esquega/Corbiere oroperties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

ITEM 4A                    UNRESOLVED STAFF COMMENTS

Not Applicable

MAP OF ONTARIO INCLUDING THE TODD, MASKOOCH, SILVERSTRIKE, SILVERCLAIM, CAPITOL SILVER, THOMPSON, KELL, HUDSON BAY, AJAX, BANTING CHAMBERS, STRATHY, BOMPASS-STRATHY, FRIPP, KEITH & SEWELL, JESSOP, FRIPP WEST, SEWELL EAST, PATENT, BLACKSTOCK, OKE, FORD, FORGE LAKE, OTTER POND, CHAPLEAU, MORIN, LOVELAND 1 AND LOVELAND 2, DALE GOLD, HORWOOD, HORWOOD 2, LABBE, ROSS WINDSOR, EAST BRECCIA, CUMMINGS, COWIE/AGUONIE, ESQUEGA/CORBIERE AND TIONAGA

Graphic is included as Exhibit 15.1 to this Form 20-F

ITEM 5                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and changes in financial condition and results of operations of the Company for the year ended October 31, 2009, the year ended October 31, 2008 and the year ended October 31, 2007 should be read in conjunction with our financial statements and related notes included therein.  The Company’s financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP.  Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties.  Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred.  As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to Canadian GAAP.  In addition, shareholders’ equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred.  Note 12 of the October 31, 2009 financial statements sets forth the material differences between Canadian and U.S. GAAP.

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

A.           Operating Results

Fiscal Year Ended October 31 2008 (audited) vs. Fiscal 2007 (audited)

There is no revenue for the year ended October 31 2008 (2007 – Nil).  For the year ended October 31 2008, the Company had a net loss and comprehensive loss of $4,232,821 versus $234,727 for the year ended October 31 2007 and $4,197,401 for the year ended October 31 2006.  Significant differences are as follows:

Expenses for management fees for the year ended October 31 2008 of $520,000 (2007 - $496,615; 2006 - $395,760) were paid to a company owned 100% by a director of the Company;

•	Expenses on consulting fees for the year ended October 31 2008 are $345,841 (2007 - $290,683; 2006 - $290,461);

•
Stock based compensation increased to $785,000 (2007 - $140,000; 2006 - $286,000).  The stock based compensation expense related to the Company granting options during the year and is required to expense the options when they are granted according the Black & Scholes Option Pricing Model.  While all the options were granted at the market price, the Option Pricing Model called for this expense.

•	Office and miscellaneous increased to $35,584 (2007 - $10,002; 2006 - $13,551) due to an increase in insurance cost and bank charges.

•	Write off of mineral properties increased to $2,181,735 (2007 - $201,627; 2006 - $3,261,819) as a result of poor exploration results on several properties in the Company’s mineral property portfolio.

•	Future income tax recovery recognized on issuance of flow through shares 2008 - $59,520 (2007 - $1,177,276; 2006 - $223,689).

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

Fiscal Year Ended October 31 2009 (audited) vs. Fiscal 2008 (audited)

There is no revenue for the year ended October 31, 2009 (2008 – Nil; 2007 - Nil).  For the year ended October 31, 2009, the Company had a net loss and comprehensive loss of $450,407 (2008 - $4,232,821; 2007 - $234,727).  Significant differences are as follows:

•
Expenses for management fees for the year ended October 31, 2009 of $710,000 (2008 - $520,000; 2007 - $496,615) were paid to a company owned 100% by a director of the Company for administrative services.  The increase is due to larger overhead expenses;

•	Expenses on consulting fees decreased for the year ended October 31, 2009 and are $221,102 (2008 - $345,841; 2007 – $290,683) due to cost cutting measures;

•	Investor relations and promotion decreased to $114,907 (2008 - $203,678; 2007 – $88,098) due to decreased market activity;

•	Legal and Accounting increased to $61,527 (2008 - $45,243; 2007 - $40,628) due to an increase in Auditing requirements;

•	Regulatory fees decreased to $50,846 (2008 – $80,588; 2007 – $45,791) due to decrease of private placement activity in the year;

•	Increase in Part XII.6 tax to $42,910 (2008 - $Nil; 2007 - $105,322) due to renounced flow-through investments not yet spent.

As of October 31, 2009, deferred expenditures on mineral properties totalled $15,564,018 compared to $14,040,431 at October 31, 2008.

A private company controlled by one of the directors charged $710,000 for the year ended October 31, 2009 (2008 - $520,000; 2007 – $496,615), in respect of office administration costs on behalf of the Company.

Exploration costs, net of mineral costs written off during the year, totalled $1,007,571 for fiscal 2009 as compared to $7,958,485 for fiscal 2008.  If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP.  As a result, net loss under U.S. GAAP for fiscal 2009 would be $(3,356,994) (versus $(450,407) under Canadian GAAP), as compared to $(11,981,350) under U.S. GAAP for fiscal 2008 (versus $(4,232,821) under Canadian GAAP).  Net loss per share under U.S. GAAP for fiscal 2009 would be $(0.02) (versus $(0.00) under Canadian GAAP), as compared to $(0.09) under U.S. GAAP for fiscal 2008 (versus $(0.03) under Canadian GAAP).

B.           Liquidity and Capital Resources

The Company has financed its operations primarily by the issue of share capital and loans from related parties.  The continued operations of the Company are dependent on its ability to develop a sufficient debt restructuring plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future.

The Company had working capital deficit of $643,351 at October 31, 2009 compared to working capital deficit of $1,325,698 at October 31, 2008.  During the year ending October 31, 2009, the Company had a cash position of $253,627.

The Company’s capital needs in the past years have been met by several equity financings.

Year ended October 31, 2009

In fiscal 2009, the Company closed the following private placements:

•
On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting of 16,023,332 FT and 266,666 NFT units at a price of $0.06 per unit.  Total proceeds were $977,400.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share, on or before December 31, 2010.

•
On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 FT and 1,000,000 NFT units at a price of $0.06 per unit.  Total proceeds were $271,000.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share, on or before January 14, 2011.

•
On June 10, 2009, the Company closed the first tranche of the private placement arranged on June 5, 2009, consisting of 3,200,000 FT and 777,778 NFT units at a price of $0.05 for FT and $0.045 for NFT per unit.  Total proceeds were $195,000.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before June 9, 2010/2011.

•
On July 15, 2009, the Company closed the first tranche of the private placement arranged on July 2, 2009, consisting of 4,440,000 NFT units at a price of $0.045 per unit.  Total proceed were $199,800.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before July 19, 2010/2011.

•
On July 20, 2009 and September 11, 2009, the Company closed the second tranche of the private placement arranged on June 5, 2009, consisting of 3,128,000 FT and 3,000,000 NFT units at a price of $0.05 for FT and $0.045 for NFT per unit.  Total proceeds were $291,400.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before July 19, 2010/2011 (as to 4,998,333 units) and September 10, 2010/2011 (as to 1,129,667 units).

•
On August 18, 2009, the Company closed the second tranche of the private placement arranged on July 2, 2009, consisting of 1,086,444 FT and 7,323,000 NFT units at a price of $0.05 for FT and $0.045 for NFT per unit.  Total proceeds were $383,857.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year, on or before August 17, 2010/2011.

•
On October 19, 2009, the Company closed the first tranche of the private placement arranged on September 25, 2009, consisting of 200,000 FT and 11,981,000 NFT units at a price of $0.08 for FT and $0.06 for NFT per unit.  Total proceeds were $734,860.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.07 per share in the first year and $0.20 per share in the second, third and fourth years, on or before October 18, 2010/2011/2014.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months.  The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures.  Additional capital will be required to meet the obligations of the option agreements, to continue work on its properties. To meet its flow-through obligations and to meet the working capital requirements.

Year Ended October 31, 2008

The Company had working capital deficit of $1,325,698 at October 31, 2008 compared to working capital of $456,152 at October 31, 2007.

In fiscal 2008, the Company closed the following private placements:

•
On May 15, 2008, the Company closed the private placement arranged on March 19, 2008, consisting of 7,294,819 FT units at a price of $0.28 and 4,010,000 NFT units at a price of $0.25 per unit.  Total proceeds were $3,045,050.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share, on or before May 14, 2010.

•
On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,625,000 NFT units at a price of $0.25 per unit.  Total proceeds were $406,250.  An additional 60,000 units were issued at $0.25 per unit as payment for property examination fees.  Each unit is comprised of one common share and one NFT share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share, on or before July 15, 2010.

•
On August 27, 2008, the Company closed the private placement arranged on August 19, 2008, consisting of 4,400,000 FT units at a price of $0.13 per unit.  Total proceeds were $572,000.  Each unit is comprised of one common share and one NFT share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share, on or before August 26, 2010.

•
On October 27, 2008, the Company closed the private placement arranged on September 9, 2008 consisting of 17,157,000 FT units and 2,063,050 NFT units at a price of $0.10 per unit.  Total proceeds were $1,922,005.  Each unit is comprised of one common share and one NFT share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share, on or before October 27, 2010.

In addition, during the year, the Company raised $78,200 through the exercise of 440,500 options, $3,568,867 through the exercise of 21,506,833 warrants and issued 2,401,269 shares for property acquisitions.

Year ended October 31, 2007

The Company had working capital of $456,152 at October 31, 2007 compared to working capital of $463,591 at October 31, 2006.

In fiscal 2007, the Company closed the following private placements:

•
On December 27, 2006, the Company closed a private placement consisting of 13,965,000 FT units at a price of $0.12 per unit.  Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.15 per share, on or before December 21, 2008.

•
On February 6, 2007, the Company closed a private placement consisting of 2,350,000 units (of which 1,600,000 are FT units and 750,000 are NFT units at a price of $0.12 per unit.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase on additional common share at an exercise price of $0.15 per share, on or before December 21, 2008.

•
On May 24, 2007, the Company closed a private placement consisting of 11,200,000 NFT units at a price of $0.10 per unit.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share until May 23, 2008 or at an exercise price of $0.15 per share, on or before May 23, 2009.

•
On September 12, 2007, the Company closed a private placement consisting of 2,545,000 NFT units at a price of $0.25 per unit.  Each unit is comprised of one common share and one NFT non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.30, on or before September 21, 2009. The Company received $626,250 by October 31, 2007. The outstanding amount of $10,000 was received in November 2007.

In addition, during the year the Company raised $37,250 through the exercise of 345,000 options, $1,628,200 through the exercise of 15,493,500 warrants and issued 1,470,000 shares for property acquisitions.

Flow-Through Obligations

The Company has raised funds from the issuance of flow-through common shares whereby the Company has agreed to incur those funds on Canadian Exploration Expenses (CEE”) and renounce, to the shareholders, the tax benefits associated with CEE incurred.  At October 31, 2009, the Company was obligated to incur $782,304 (2008 - $1,492,947) in eligible Canadian exploration expenses prior to December 31, 2009 (2008 – December 31, 2008) in order to complete obligations entered into pursuant to flow-through share purchase agreements. Subsequent to year end this amount was spent.

Other than for CEE expenditures, the Company does not have any capital resource commitments.

Effects of U.S. GAAP

Under Canadian GAAP, exploration costs related to our mineral properties are capitalized and are written off if the properties are abandoned or sold or if management decides not to pursue the properties.  The capitalized costs are shown as an asset “Mineral properties” on our balance sheet.  Under U.S. GAAP, exploration costs related to our mineral properties are expensed as incurred, which decreases our deficit and total assets by a like amount.  Cumulative capitalized exploration costs totalled $15,564,018 for fiscal 2009 as compared to $14,040,431 for fiscal 2008, which resulted in a total stockholders’ equity under U.S. GAAP for fiscal 2009 of ($381,011) (versus $15,183,007 under Canadian GAAP), as compared to fiscal 2008 total stockholders’ equity of $1,286,252 under U.S. GAAP (versus $12,754,179 under Canadian GAAP), and resulted in total mineral property assets under U.S. GAAP for fiscal 2008 of $Nil (versus $15,564,018 under Canadian GAAP), as compared to fiscal 2008 total assets of $Nil under U.S. GAAP for the prior year (versus $14,040,431 under Canadian GAAP).

Stock Based Compensation Plan

The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  Stock options which vest immediately are recorded at the date of grant.  Stock options that vest over time are recorded over the vesting period using the straight line method.  Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date as services are rendered.  Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus.  On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

Corporate Plan

The current corporate plan envisions expenditures of approximately $2,500,000 for property payments for this year.  Plans for obtaining the funds include private placements and exercise of warrants.

The Company intends to complete financings to conduct further exploration on its properties.  These proposed financings will include funds for general corporate purposes.  Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations.  See Item 3.D., “Risk Factors – Uncertainty of Obtaining Additional Funding Requirements.”

C.           Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company and is not involved in any research, development, patenting or licensing activities.

D.           Trend Information

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Company’s control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

E.           Off-Balance Sheet Information

Not applicable.

F.           Tabular Disclosure of Contractual Obligations

The following table provides information about the payment schedule for the Company’s known contractual obligations as at October 31, 2009:

	Option Payments Required to Retain Property Interests
Contractual Obligations	Total		Less Than 1 Year		1-3 Years
Property Name	Property Payment	Property Expenditure	Property Payment	Property Expenditure	Property Payment	Property Expenditure
Silver Strike Property Group
Silverclaim	$25,000	N/A	$25,000	N/A	N/A	N/A

Timmins West Group
Jessop Property	$30,000	N/A	$30,000	N/A	N/A	N/A
Patent Property	$40,000	$770,610	$20,000	$53,305	$20,000	$715,305
Sewell East	$40,000	N/A	$15,000	N/A	$25,000	N/A

Loveland Property Group
Loveland 1	$125,000	N/A	$50,000	N/A	$75,000	N/A
Loveland 2	$125,000	N/A	$50,000	N/A	$75,000	N/A
Kamiskotia (formerly Moneta)	$150,000	N/A	N/A	N/A	$150,000	N/A

Cummings Property	$55,000	N/A	$27,500	N/A	$27,500	N/A
Tionaga	$75,000	N/A	$25,000	N/A	$50,000	N/A
Cowie/Aguonie (50% Joint Venture)	$44,922	$184,975	$13,212	$52,850	$31,710	$132,125
Esquega/Corbiere (50% Joint Venture)	$58,446	$243,525	$19,482	$81,175	$38,964	$162,350
Total	$768,368	$1,199,110	$275,194	$189,330	$493,174	$1,009,780

Note:   The Company has no contractual obligations beyond three years.

ITEM 6                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Richard W. Hughes (age 76) has been a Director of the Company since December 19, 2002.  Mr. Hughes was appointed the President and Chief Executive Officer of the Company on May 11, 2005.  Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies primarily in the mineral exploration industry.  In addition, Mr. Hughes is currently involved with the following companies that are reporting companies in British Columbia and Alberta:

Name of Company	Position	Term of Service
Abitibi Mining Corp.
Chalice Diamond Corp.
Fortune River Resources Corp.
Genco Resources Ltd.
Golden Chalice Resources Inc.
Golden Goliath Resources Ltd.
Kalahari Resources Inc.
Klondike Gold Corp.
Klondike Silver Corp.
Kootenay Gold Inc.
Sedex Mining Corp.
Tiomin Resources Inc.
Zinccorp Resources Inc.

President and Director
President and Director
Director
Director
President and Director
Chairman of the Board and Director
Director
President and Director
President and Director
President and Director
Director
President and Director
Director
President and Director

June, 1983 to present
July 2006 to present
July 2002 to present
November 10, 2004 to present
Feb./2004 to Nov./2004
November 2004 to present
June 1998 to present
February 1994 to present
August 1985 to present
March 2005 to present
March 2005 to present
November 1980 to present
August 1997 to present
November 2006 to present

Mr. Hughes is widely recognized as one of the discoverers of the Hemlo gold mines in Ontario and was involved in the discovery of the Balmoral Mine in Quebec.  He was also instrumental in discovering and launching the production of the Sleeping Giant Mine (owned jointly by Aurizon Mines and Cambior), as well as the Beaufor Mine, owned by Aurizon.

Alan D. Campbell (age 65) has been a Director and the Chief Financial Officer of the Company since May 11, 2005.  Mr. Campbell is an independent business consultant and a director and officer of the following other mining and exploration companies:

Name of Company	Position	Term of Service
Abitibi Mining Corp. Chalice Diamond Corp. Golden Chalice Resources Inc. Kalahari Resources Inc. Klondike Silver Corp. Klondike Gold Corp. Sedex Mining Corp. Zinccorp Resources Inc.	CFO and Director CFO and Director CFO and Director CFO and Director CFO and Director CFO and Director CFO and Director CFO and Director	April 24, 2006 to present July 31, 2006 to present Feb. 2, 2004 to present Feb. 15, 1994 to present July 2005 to present August 22, 2006 to present April 24, 2006 to present November 2006 to present

Lynn W. Evoy (age 70) has been a Director of the Company since July 31, 2000.  Mr. Evoy has been involved with many companies on various stock exchanges, serving as president, director and secretary since 1980.  He is a pilot and was a Captain for Canadian Airlines, flying over 33 years until his retirement in 1999.  Mr. Evoy is also a director and/or officer of the following companies:

Name of Company	Position	Term of Service
Abitibi Mining Corp. Chalice Diamond Corp. Golden Chalice Resources Inc. Golden Chalice Resources Inc. Klondike Silver Corp.	Director Director Director Director Director	November 20, 2008 to present March 31, 2009 to present 1999 to February 2004 November 20, 2008 to present February 27, 2009 to present

Joseph Montgomery, PhD., P.Eng. (age 82), a consulting geologist, has been a Director of the Company since September 19, 2005.  Mr. Montgomery is a director and officer of the following other mining and exploration companies:

Name of Company	Position	Term of Service
Abitibi Mining Corp.
Almaden Minerals Ltd.
Chalice Diamond Corp.
Golden Chalice Resources Inc.
Infrastructure Materials Corp.
Kalahari Resources Inc.
Klondike Gold Corp.
Klondike Silver Corp.
Sedex Mining Corp.
Zinccorp Resources Inc..
Director Director Director Director Director Director Director Director Director Director
June 16/83 to present
2000 to present
November 2008 to present
February 2, 2004 to present
May 2006 to present
November 2005 to present
August 15/85 to present
March 2006 to present
1997 to present
June 1993 to present

Mr. Montgomery has technical credentials in mineral exploration and advises the Board on technical matters and recommends the future course of exploration.  During the past year, Mr. Montgomery has spent approximately 5% of his time on affairs of the Company.

Darcy Hughes (age 45) has been a Director of the Company since December 29, 2009.  Mr. Hughes is the Vice-President and owner of a privately held manufacturing company and director of the following other mining and exploration companies:

Name of Company	Position	Term of Service
Abitibi Mining Corp. Chalice Diamond Corp. Golden Chalice Resources Inc. Klondike Gold Corp. Klondike Silver Corp. Sedex Mining Corp.	Director Director Director Director Director Director	November 18, 2003 to present December 29, 2009 to present December 29, 2009 to present 1998 to present December 29, 2009 to present 1997 to present

John de Jong. (age 60) has been a Director of the Company since December 29, 2009.  Mr. De Jong is operational manager of Klondike Silver Corp.’s mining and milling operations in the Slocan area of southeastern British Columbia and director of the following other mining and exploration companies:

Name of Company	Position	Term of Service
Abitibi Mining Corp. Chalice Diamond Corp. Golden Chalice Resources Inc. Kalahari Resources Inc. Klondike Gold Corp. Klondike Silver Corp. Sedex Mining Corp. Zinccorp Resources Inc..	Director Director Director Director Director Director Director Director
December 29, 2009 to present
December 29, 2009 to present
December 29, 2009 to present
January 18, 2010 to present
December 29, 2009 to present
November 20, 2008 to present
December 29, 2009 to present
December 29, 2009 to present

Diana Mark (age 52), Corporate Land Manager & Corporate Governance, has been involved with the mining industry for the past 26 years, and has significant experience relating to regulatory requirements and corporate governance.  Mrs. Mark is the Corporate Secretary on record for Amador Gold Corp., Abitibi Mining Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp, Klondike Silver Corp., Sedex Mining Corp. and Zinccorp Resources Inc.

Kathi Bartels (age 60), Administrator of Corporate Finance-Private Placements, has held this position for the past three years.  Previous to this time, she worked as a securities paralegal for 15 years.  Ms. Bartels is the Assistant Corporate Secretary on record for Amador Gold Corp., Abitibi Mining Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp, Klondike Silver Corp., Sedex Mining Corp. and Zinccorp Resources Inc

There are no family relationships between any of the directors and senior management other than Darcy Hughes is Richard Hughes’ son.

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

The Company grants stock options to directors, and senior management and consultants – see ”Options to Purchase Securities from Company”.

The following table sets forth details of the compensation paid during the Company’s fiscal year ended October 31, 2009 to directors and senior management:

					Non-Equity incentive plan compensation		Pension Value ($)	All other Compen-sation ($)	Total Compen-sation ($)
Name and Principal Position	Year Ended Oct. 31	Salary ($)	Share-based awards ($)	Option-based awards #	Annual incentive plans ($)	Long term incentive plans ($)
Richard W. Hughes, President & CEO	2009	Nil	Nil	1,300,000/Nil	Nil	Nil	Nil	$78,000	$78,000
Alan D. Campbell, CFO	2009	Nil	Nil	900,000/Nil	Nil	Nil	Nil	$45,600	$45,600
John Keating, Vice President, Exploration (1)	2009	Nil	Nil	600,000/Nil	Nil	Nil	Nil	$31,500	$31,500
Lynn W. Evoy	2009	Nil	Nil	300,000/Nil	Nil	Nil	Nil	$2,000	$2,000
James M. McDonald (2)	2009	Nil	Nil	250,000/Nil	Nil	Nil	Nil	$2,000	$2,000
Joe Montgomery	2009	Nil	Nil	250,000/Nil	Nil	Nil	Nil	Nil	Nil

(1)	John Keating resigned as a director and officer of the Company on January 22, 2010.
(2)	James McDonald resigned as a director of the Company on March 17, 2010.

Notes:

(1)	Figures represent options granted during a particular year. See “Aggregate Options” table for the aggregate number of options outstanding at year end. SARs refers to Stock Appreciation Rights.

Aggregate Options

Director	Options Granted	Date of Grant	Expiry Date	Exercise Price	No. of Options Outstanding as at October 31, 2009
Richard W. Hughes	883,000	Nov. 18/05	Nov. 16/10	$0.10
	175,000	Feb. 2/06	Feb. 1/11	$0.10
	650,000	July 6/06	July 5/11	$0.10
	400,000	April 19/07	April 16/12	$0.10
	710,000	May 1/08	April 29/13	$0.10
	1,200,000	Feb. 27/09	Feb. 26/14	$0.10
	100,000	Sept. 23/09	Sept. 22/14 (3)	$0.10	4,118,000

Alan D. Campbell	250,000	July 28/05	July 28/10	$0.10
	50,000	Nov. 18/05	Nov. 16/10	$0.10
	70,000	Feb. 2/06	Feb. 1/11	$0.10
	200,000	July 6/06	July 5/11	$0.10
	205,000	April 19/07	April 16/12	$0.10
	485,000	May 1/08	April 29/13	$0.10
	800,000	Feb. 27/09	Feb. 26/14	$0.10
	100,000	Sept. 23/09	Sept. 22/14 (3)	$0.10	2,160,000

Lynn W. Evoy	13,000	Nov. 18/05	Nov. 16/10	$0.10
	50,000	July 6/06	July 5/11	$0.10
	50,000	April 19/07	April 16/12	$0.10
	100,000	May 1/08	April 29/13	$0.10
	250,000	Feb. 27/09	Feb. 26/14	$0.10
	50,000	Sept. 23/09	Sept. 22/14 (3)	$0.10	513,000

John Keating (1)	325,000	July 28/05	July 28/10	$0.10
	50,000	Feb. 2/06	Feb. 1/11	$0.10
	50,000	July 6/06	July 5/11	$0.10
	125,000	April 19/07	April 16/12	$0.10
	485,000	May 1/08	April 29/13	$0.10
	500,000	Feb. 27/09	Feb. 26/14	$0.10
	100,000	Sept. 23/09	Sept. 22/14 (3)	$0.10	1,635,000

James McDonald (2)	200,000	July 28/05	July 28/10	$0.10
	20,000	Feb. 2/06	Feb. 1/11	$0.10
	20,000	July 6/06	July 5/11	$0.10
	50,000	April 19/07	April 16/12	$0.10
	100,000	May 1/08	April 29/13	$0.10
	200,000	Feb. 27/09	Feb. 26/14	$0.10
	50,000	Sept. 23/09	Sept. 22/14 (3)	$0.10	640,000

Joseph Montgomery	100,000	Nov. 18/05	Nov. 16/10	$0.10
	20,000	July 6/06	July 5/11	$0.10
	50,000	April 19/07	April 16/12	$0.10
	100,000	May 1/08	April 29/13	$0.10
	200,000	Feb. 27/09	Feb. 26/14	$0.10
	50,000	Sept. 23/09	Sept. 22/14 (3)	$0.10	520,000

(1)	John Keating resigned as a director and officer of the Company on January 22, 2010.
(2)	James McDonald resigned as a director of the Company on March 17, 2010.
(3)	In February 2010, the expiry date for the options granted on September 23, 2009 was extended for two years to September 22, 2016.

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2009 by the directors of the Company and the financial year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options/SARs at October 31, 2009 Exercisable/Unexercisable #	Value of Unexercised In-the-Money Options/SARs at October 31, 2009(1) Exercisable/Unexercisable $
Richard W. Hughes	Nil	N/A	4,118,000/Nil	Nil/Nil
Alan D. Campbell	Nil	N/A	2,160,000/Nil	Nil/Nil
Lynn W. Evoy	Nil	N/A	513,000/Nil	Nil/Nil
John Keating (2)	Nil	N/A	1,635,000/Nil	Nil/Nil
James McDonald (3)	Nil	N/A	640,000/Nil	Nil/Nil
Joseph Montgomery	Nil	N/A	520,000/Nil	Nil/Nil

(1)	Value using the closing price of common shares of the Corporation on the TSX Venture Exchange on October 31, 2009 of $0.075, less the exercise price of the stock options.
(2)           John Keating resigned as a director and officer of the Company on January 22, 2010.
(3)           James McDonald resigned as a director of the Company on March 17, 2010.

During the financial year ended October 31, 2009, no share purchase warrants were exercised by the directors of the Company.

Hastings Management Corp.

A private company controlled by an officer of the Company was paid $710,000 (2008 - $520,000; 2007 - $496,615) in respect of administrative expenses.  The charges were made under an annual renewable agreement for services and cost recovery.  The agreement can be terminated by either party with 30 days notice.  The services to the Company included supervision and administration of the financial requirements of the Company’s business; producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs; promotional materials and other documents required to be disseminated to the public and responding to requests for information or questions; providing secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.  As at October 31, 2009, $105,881 (2008 - $15,561; 2007 - $Nil) was due to the related party.

Other Compensation

No amounts have been set aside or accrued by the Company during fiscal 2009 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Company.  Except as discussed in “Options to Purchase Securities From Company”, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s directors and senior management.

As of the date of this Annual Report, the Company has no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with the Company, from a change in control of the Company or a change in such officer’s responsibilities following a change in control.

C.	Board Practices

The Company’s Board of Directors consists of six members.  The directors are elected and the officers are re-appointed at the annual general meeting of shareholders.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at the Company’s annual meeting of shareholders and entitled to vote at such election.  Each director holds office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  The Company’s last annual general meeting was held on March 23, 2010 and the terms of office of each of our current directors and officers will expire at its next annual general meeting.

The members of the Company’s audit committee include Alan D. Campbell, Lynn W. Evoy and John de Jong.  The audit committee reviews and approves the scope of the audit procedures employed by the Company’s independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and the Company’s accounting and reporting principles, policies and practices, as well as its accounting, financial and operating controls.  The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors.  Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The Company does not currently have a remuneration or compensation committee.

As of the date of this Annual Report, the Company does not have any contract with any director of the Company that provides for benefits upon termination of employment.

D.	Employees

The Company has no employees.  When required, the Company has retained geological and other consultants.

E.	Share Ownership

At February 16, 2010 (the voting record date for the March 23, 2010 annual general meeting), directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over common shares of the Company as follows:

Name	Position	Shares		% of Shares Outstanding
Richard W. Hughes	President, Chief Executive Officer & Director	15,482,000	(1)	5.80%
Alan D. Campbell	Chief Financial Officer & Director	278,000.104%
Lynn W. Evoy	Director	295,946	(2)	.110%
James M. McDonald (4)	Director	100,000.037%
Joseph Montgomery	Director	87,500.033%
John de Jong (3)	Director	630,000.236%
Darcy Hughes (3)	Director	258,000.097%
Diana Mark	Corporate Secretary	162,500.061%

(1)	Of these shares, a total of 5,642,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes;
(2)	Of these shares, a total of 190,723 shares are held by Jo-Ann Evoy, wife of Lynn W. Evoy;
(3)	John de Jong and Darcy Hughes were appointed directors of the Company on December 29, 2009;
(4)	James McDonald resigned as a director of the Company on March 17, 2010.

Options to Purchase Securities of the Company

In order to attract and retain highly qualified personnel, the Company provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the “TSXV”) and its Board of Directors.  The Company has a stock option plan (the “Plan”) that was approved by its shareholders at its last annual general and special meeting held on March 31, 2009.  The Plan is administered by the Company’s Board of Directors.

The prevailing incentive stock option policy of the TSXV applicable to the Company provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the last closing price of the Company’s common shares on the TSXV preceding the date of the grant less the applicable discount.  The aggregate number of shares reserved for issuance must not exceed 10% of the Company’s issued and outstanding shares, with the aggregate number of shares reserved to any one person not to exceed 5% of the outstanding shares.  Shareholder approval must be obtained for amendment(s) of options granted to insiders.

As at March 31, 2010, the following stock options were outstanding:

Options:

Number of Options	Exercise Price	Expiry Date
1,420,000	$0.10	July 27, 2010
1,261,000	$0.10	November 16, 2010
605,000	$0.10	February 1, 2011
1,395,000	$0.10	July 5, 2011
87,000	$0.10	November 2, 2011
1,748,000	$0.10	April 16, 2012
4,716,000	$0.10	April 29, 2013
7,340,000	$0.10	February 26, 2014
2,580,000	$0.10	September 22, 2016
5,010,000	$0.10	February 11, 2017
26,162,000

At April 27, 2010, the following share purchase warrants, in connection with private placement financings, were outstanding:

Share Purchase Warrants:

Number of Warrants	Exercise Price	Expiry Date
4,482,069	$0.30 (1)	April 21, 2013 (1)
6,822,750	$0.30 (1)	May 15, 2013 (1)
1,685,000	$0.30	July 15, 2010
4,400,000	$0.15	August 26, 2010
19,220,050	$0.15	October 27, 2010
16,289,998	$0.10	December 31, 2010
4,516,667	$0.10	January 14, 2011
3,977,778	$0.05/$0.10	June 9, 2010/2011
4,440,000	$0.05/$0.10	July 14, 2010/2011
4,998,333	$0.05/$0.10	July 19/2010/2011
8,409,444	$0.05/$0.10	August 17, 2010/2011
1,129,667	$0.05/$0.10	September 10, 2010/2011
12,181,000	$0.07/$0.20	October 18. 2010/2011/2014
14,360,000	$0.07/$0.20	November 15, 2010/2011/2014
22,169,000	$0.10	December 21, 2011 – FT
540,000	$0.10, $0.15 & $0.20	December 21, 2011/2014 – NFT
1,011,250	$0.10	January 12, 2012 – FT
1,570,000	$0.10, $0.15 & $0.20	January 12, 2012/2015 – NFT
132,203,006

(1)
Forced exercise provision:  If the closing price for the Company’s shares is 12.5 cents (year three), 18.75 cents (year four) and 25 cents (year five) or greater for a period of 10 consecutive trading days, then  the warrantholders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day.  The exercise price of the warrants will be:  $0.10 in year three; $0.15 in year four and $0.20 in year five.

ITEM 7                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).  There were 266,900,856 (unaudited) common shares issued and outstanding at February 16, 2010.

As of February 16, 2010 (the voting record date for the March 23, 2010 annual general meeting), the only persons or company holding record ownership of common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

Name of Shareholder	Number of Shares	Percentage of Issued & Outstanding
CDS & Co. (1)	199,410,842	74.7%
Joe Dwek Management Consultants 2007 Inc. (2)	29,558,333	11.1%

(1)           CDS & Co. is a depository enterprise.  It is the Company’s understanding that CDS & Co. holds the specified common shares as shareholders of record in a nominal, fiduciary, trustee or similar capacity.  Accordingly, the names of the beneficial owners are not available to the Company unless the shareholders voluntarily elect to contact the Company or request disclosure of his, her or its identity.  The Company is unaware of the identities of the beneficial owners of these common shares.

(2)           Of these shares, a total of 15,808,333 shares are registered in the name of Joe Dwek Management Consultants 2007 Inc., the sole shareholder of which is Joe Dwek.  In addition, Joe Dwek Management Consultants 2007 Inc. has control or direction over a further 13,750,000 shares.

As of February 16, 2010 (the voting record date for the March 23, 2010 annual general meeting), to the knowledge of the Company the only persons or company who beneficially owned directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company were:

Name	Number of Shares	Percentage
Richard W. Hughes	15,482,000 (1)	5.80%

(1)	Of these shares, a total of 5,642,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes, a director and officer of the Company.

The information as to shares beneficially owned, not being with the knowledge of the Company, has been furnished by the respective individuals.  The Company’s major shareholders do not have different voting rights.  There are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

There were 267,040,856 (unaudited) common shares issued and outstanding at April 27, 2010.  Based on the records of the Company’s transfer agent, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, to the best of the Company’s knowledge, there were at March 31, 2010, of record, 113 Canadian shareholders, 16 U.S. shareholders and 2 international shareholders, representing 258,343,130, 4,242,254 and 4,455,472 common shares respectively, being 96.7%, 1.6% and 1.7% respectively of the Company’s common shares then outstanding.

B.           Related Party Transactions

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan for the period since the beginning of the Company’s fiscal year ended October 31, 2009 and the date of this Annual Report, or any presently proposed transaction to which we were or are to be a party:

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

4.           key management personnel (persons having authority and responsibility for planning, directing and controlling our activities, including our directors and senior management and close members of such individuals’ families); and

5.           an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by a person described in (3) or (4) above or over which such a person is able to exercise significant influence.

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

a)
A private company controlled by an officer of the Company was paid $710,000 (2008 - $520,000; 2007 - $496,615) in respect of administrative expenses.  The charges were made under an annual renewable agreement for services and cost recovery.  The agreement can be terminated by either party with 30 days notice.  The services to the Company included supervision and administration of the financial requirements of the Company’s business; producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs; promotional materials and other documents required to be disseminated to the public and responding to requests for information or questions; providing secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required. As at October 31, 2009, $105,881 (2008 - $15,561) was due to the related party.

b)
During the year, fees for consulting services in the amount of $193,600 (2008 - $271,091; 2007 - $180,000) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid exploration expenditures of $Nil (2008 - $12,343; 2007 - $30,477) to a public company controlled by an officer of the Company and $Nil (2008 - $94,681; 2007 - $522,754) to a public company with common directors.  At October 31, 2009, $36,052 (2008 - $35,168) was owed to the related parties.

c)
During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors.  The Company incurred and deferred $34,182 (2008 - $975,669; 2007 - $325,932) for acquisition and exploration expenses and management fees of $5,199 (2008 - $146,262; 2007 - $34,414) charged by the related company on these properties.  At October 31, 2009, $411,461 (2008 - $529,261) was owed to the related company.

d)
As October 31, 2009 the Company had receivables from one public company related by directors and officers in common of $2,340 (2008 – $19,946) and $6,500 (2008 - $Nil) as a consulting fee paid in advance to the related party.

Indebtedness to Company of Directors and Senior Management

None of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended October 31, 2009.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8                      FINANCIAL INFORMATION

A.           Financial Statements and Other Financial Information

Financial Statements Filed as Part of the Form 20-F

The Company’s audited financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.  In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

This Annual Report contains the audited financial statements for the Company for the fiscal years ended October 31, 2009, October 31, 2008 and October 31, 2007 reported on by Morgan & Company, Chartered Accountants, as follows:

Auditors’ Report
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

B.           Significant Changes

Other than the information disclosed elsewhere in this Annual Report, there are no other significant changes that occurred during the period subsequent to October 31, 2009.

ITEM 9                      THE OFFER AND LISTING

A.           Offer and Listing Details

The Company's shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since April 29, 1987.  The following tables set forth the price history of the Company’s common shares for the periods indicated, as reported by the TSX Venture Exchange.  These figures reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

Calendar Year	High	Low
2005	$0.15	$0.075
2006	$0.295	$0.095
2007	$0.405	$0.11
2008	$0.51	$0.065
2009	$0.135	$0.035

Fiscal Year – 2008	High	Low
1st Quarter	$0.51	$0.255
2nd Quarter	$0.46	$0.205
3rd Quarter	$0.29	$.165
4th Quarter	$0.165	$0.065

Fiscal Year – 2009	High	Low
1st Quarter	$0.085	$0.045
2nd Quarter	$0.06	$0.04
3rd Quarter	$0.06	$0.035
4th Quarter	$0.135	$0.04

The following is a summary of trading, on a monthly basis, of the shares of the Company on the TSX Venture Exchange in Canada during the past six months:

Month and Year	High (Cdn $)	Low (Cdn $)	Volume
October 2009	$0.09	$0.06	30,536,190
November 2009	$0.10	$0.07	32,029,224
December 2009	$0.095	$0.07	15,828,095
January 2010	$0.09	$0.075	14,329,935
February 2010	$0.08	$0.06	8,038,660
March 2010	$0.07	$0.05	9,959,800

The closing price of the Company’s common shares on March 31, 2010 was $0.05.  The Company has no established trading market in the United States.

Type and Class of Securities

The Company is authorized to issue up to an unlimited number of common shares.

Transferability

There are no restrictions on the transferability of the Company’s common shares, except under applicable securities laws.  The transfer of its common shares is managed by its transfer agent, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; Telephone: (604) 689-9853; Facsimile: (604) 689-8144.

B.           Plan of Distribution

Not Applicable

C.           Markets

The Company’s common shares trade on the TSX Venture Exchange.  The Company’s symbol for its common shares is “AGX” and its CUSIP number is 02264P101.

D.           Selling Shareholders

Not Applicable

E.           Dilution

Not Applicable

F.           Expenses of the Issue

Not Applicable

ITEM 10                     ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable

B.           Memorandum and Articles of Association

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act (“BCBCA”) and repealed the British Columbia Company Act (the “Company Act”).  The BCBCA removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital.  As well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.  At the Company’s annual and special general meeting, held on May 11, 2005, shareholders approved:

a)	a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia);
b)	a special resolution to alter the Company’s share structure to an unlimited number of common shares without par value; and
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

All other information in this item has been reported previously in the Company’s registration statement on Form 20-F, which became effective on August 20, 2004.  Such information is incorporated herein by this reference.

C.           Material Contracts

The following are summaries of all material contracts entered into by the Company for the past two years:

a)
Purchase Agreement dated March 11, 2008 between Moneta Porcupine Mines Inc. whereby the Company agreed to purchase certain mining claims known as the Loveland, Fripp and Kamiskotia Properties, Ontario;

b)
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

c)
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

d)
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

e)
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

f)
Mining Option Agreement dated December 7, 2007 between the Company and Kealey Cummings (as to 50%) and Aline Cummings (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Cummings Property, Ontario;

g)
Amending Agreement dated December 4, 2008 between the Company and Kealey Cummings (as to 50%) and Aline Cummings (as to 50%) amending the terms of the option agreement dated December 7, 2007 on the Cummings Property, Ontario;

h)
Amending Agreement dated December 12, 2008 between the Company and Canadian Prospecting Ventures Inc. amending the terms of the option agreement dated June 21, 2005 on the Capitol Silver Property, Ontario;

j)
Amending Agreement dated December 15, 2008 between the Company and Frederick Ross (as to 60%) and Garry Windsor (as to 40%) amending the terms of the option agreement dated December 7, 2007 on the Ross Windsor Property, Ontario;

j)
Amending Agreement dated December 15, 2008 between the Company and Frederick Ross (as to 25%), Garry Windsor (as to 25%), Bruce Durham (as to 25%) and Charles Hartley (as to 25%) amending the terms of the option agreement dated February 7, 2007 on the Dale Gold Property, Ontario;

k)
Subscription Agreements dated December 8, 2008 between the Company and various investors.  Pursuant to these agreements, the purchasers purchased a total of 19,539,999 flow-through units and 1,266,666 non flow-through units at a price of $0.06 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share until December 31, 2010 (as to 16,289,998 units) and January 14, 2011 (as to 4,516,667 units);

l)
Amending Agreement dated January 14, 2009 between the Company and David Meunier (as to 50%) and Christopher Pegg (as to 50%) amending the terms of the option agreement dated October 16, 2007 on the Jessop Property, Ontario;

m)
Amending Agreement dated January 27, 2009 between the Company and Canadian Prospecting Ventures Inc. amending the terms of the option agreement dated March 28, 2005, as amended December 19, 2006, on the Silverclaim Property, Ontario;

n)	Administrative Services Agreement dated February 1, 2009 between the Company and Chalice Diamond Corp.;
o)
Amending Agreement dated February 10, 2009 between the Company and Ken Fenwick (as to 43%), George Luciuk (as to 42%) and Daniel Shelly (as to 15%) amending the terms of the option agreement dated March 1, 2006 on the Forge Lake Property, Ontario;

p)
Amending Agreement dated April 22, 2009 between the Company and Aurora-Larder Mining Corporation Limited, amending the terms of the option agreement dated March 28, 2005, as amended on May 26, 2008, on the Silverstrike Property, Ontario;

q)	Amending Agreement dated May 13, 2009 between the Company and Hastings Management Corp.;
r)
Amending Agreement dated May 14, 2009 between the Company and Denis Morin (as to 43%), George Luciuk (as to 50%) amending the terms of the option agreement dated May 28, 2006 on the Morin Property, Ontario;

s)
Subscription Agreements dated June 5, 2009 between the Company and various investors.  Pursuant to these agreements, the purchasers purchased a total of 6,328,000 flow-through units and 3,777,778 non flow-through units at a price of $0.05 per FT unit and $0.045 per NFT unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.05 per share until June 9, 2010 or $0.10 per share until June 9, 2011 (as to 3,977,778 units), at an exercise price of $0.05 per share until July 19, 2010 or $0.10 per share until July 19, 2011 (as to 4,998,333 units) and at an exercise price of $0.05 per share until September 10, 2010 or $0.10 per share until September 10, 2011 (as to 1,129,667 units);

t)
Subscription Agreements dated July 2, 2009 between the Company and various investors.  Pursuant to these agreements, the purchasers purchased a total of 1,086,444 flow-through units and 11,763,000 non flow-through units at a price of $0.05 per FT unit and $0.045 per NFT unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.05 per share until July 14, 2010 or $0.10 per share until July 14, 2011 (as to 4,440,000 units) and at an exercise price of $0.05 per share until August 17, 2010 or $0.10 per share until August 17, 2011 (as to 8,409,444 units);

u)
Mining Option Agreement dated August 5, 2009 between the Company and Larry Gervais (as to 75%) and John der Weduwen (as to 25%) whereby the Company was granted an option to earn a 100% interest in the Sewell East Property, Ontario;

v)
Amending Agreement dated August 25, 2009 between the Company and Frederick J. Ross (as to 50%), Garry Windsor (as to 25%) and Bruce Durham (as to 25%) amending the terms of the option agreement dated May 2, 2006 on the Patent Gold Property.

w)
Subscription Agreements dated September 15, 2009 between the Company and various investors.  Pursuant to these agreements, the purchasers purchased a total of 200,000 flow-through units and 11,981,000 non flow-through units at a price of $0.08 per FT unit and $0.06 per NFT unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.07 per share until October 18, 2010 or $0.20 per share until July 14, 2014; and

x)
Mining Option Agreement dated November 19, 2009 between the Company and Fred Ross, Gary Windsor and Pierre Robert, whereby the Company was granted an option to earn a 100% interest in the Tionaga Property, Ontario.

D.           Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax.  See “Taxation” below.

E.           Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

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

You may read and copy all or any portion of this annual report on Form 20-F or other information in the Company’s files in the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.  You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

The documents concerning the Company that are referred to in this annual report may be viewed on the SEC’s web site and may also be viewed at the office of the Company at 711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2, during normal business hours.

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

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of October 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of October 31, 2009, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective at that reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f).  Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of October 31, 2009.

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operated such that important information flowed to appropriate collection and disclosure points in a timely manner and were effective so as to allow the Exchange Act reporting information to flow to the Company's CEO and CFO, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.  In addition, the CEO and CFO have certified that the disclosure and procedures were effective so that the information in our Exchange Act reports was communicated to our management.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses, other than to ensure proper disclosure in the Company’s Form 20-F Annual Report.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

ITEM 16

Not Applicable
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that the Company has at least one audit committee financial expert, Alan D. Campbell, the Company’s Chief Financial Officer, who serves on the Company’s audit committee.  Mr. Campbell is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

ITEM 16B	CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions.  Given the Company’s current operations, management does not believe a code of ethics is necessary at this stage of the Company’s development.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the fiscal year ended October 31, 2009, the Company's principal accountant billed $50,975 for the audit of the Company's annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2009.  For the fiscal year ended October 31, 2008, the Company's principal accountant billed $38,750 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal 2008.

Audit-Related Fees

For the fiscal year ended October 31, 2009, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".  For the fiscal year ended October 31, 2008, the Company's principal accountant billed $Nil for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

Tax Fees

For the fiscal years ended October 31, 2009 and 2008, the Company's principal accountant billed $2,950 and $2,925, respectively, for tax compliance, tax advice, and tax planning services.

All Other Fees

For the fiscal years ended October 31, 2009 and 2008, the Company's principal accountant billed $Nil and $Nil, respectively, for products and services other than those set forth above.

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

Principal Accountant Services

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended October 31, 2009, that were attributed to work performed  by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17                     FINANCIAL STATEMENTS

The audited financial statements of the Company and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.  This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the audited financial statements listed below. Canadian investors should refer to the audited financial statements of the Company at October 31, 2009 as filed with the Canadian Securities Regulators.

The Company’s audited financial statements for the fiscal years ended October 31, 2009, 2008 and 2007 are attached hereto immediately following the text of this Annual Report.  They include:

•	Auditor’s Report (Report of independent registered public accounting firm) dated February 11, 2010
•	Consolidated Balance Sheets
•	Consolidated Statements of Operations and Comprehensive Loss
•	Consolidated Statements of Shareholders’ Equity
•	Consolidated Statements of Cash Flows
•	Notes to Consolidated Financial Statements
•	Schedules of Mineral Property Expenditures

The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 12.  All figures are expressed in Canadian dollars.

ITEM 18	FINANCIAL STATEMENTS

See Item 17 – Financial Statements.

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

Date: April 27, 2010	Amador Gold Corp.

By: /s/ Richard W. Hughes Richard W. Hughes, President and Chief Executive Officer

Amador Gold Corp.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years Ended October 31, 2009 and 2008

MORGAN & COMPANY
CHARTED ACCOUNTANTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Amador Gold Corp.

We have audited the consolidated balance sheets of Amador Gold Corp. as at October 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ Morgan & Company

February 11, 2010	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated February 11, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	/s/ Morgan & Company

February 11, 2010	Chartered Accountants

Tel: (604) 687-5841 Fax: (604) 687-0075 www.morgan-cas.com	P.O. Box 10007 Pacific Centre Suite 1488 - 700 West Georgia Street Vancouver, B.C. V7Y 1A1

Amador Gold Corp.
Consolidated Balance Sheets

	October 31, 2009	October 31, 2008
Assets

Current
Cash	$253,627	$361,649
GST receivable	23,417	72,363
Prepaid expenses (Note 5(d))	17,121	13,170
	294,165	447,182

Exploration Advances (Note 4)	260,000	20,000

Due From Related Parties (Note 5(d))	2,340	19,446

Mineral Properties (Notes 3, 5(b), 5(c), and Schedule)	15,564,018	14,040,431

	$16,120,523	$14,527,059

Liabilities

Current
Accounts payable and accrued liabilities	$384,122	$1,192,890
Due to related parties (Notes 5(a), 5(b) and 5(c))	553,394	579,990
	937,516	1,772,880

Shareholders’ Equity

Share Capital	26,222,943	24,239,000

Share Subscriptions Received	415,300	-

Contributed Surplus	1,959,495	1,451,729

Deficit	(13,414,731)	(12,936,550)

	15,183,007	12,754,179

	$16,120,523	$14,527,059

Going Concern (Note 1)
Commitments (Note 7)

Approved on behalf of the Board of Directors:

/s/ Alan D. Campbell Director	/s/ Lynn W. Evoy Director

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements Of Operations And Comprehensive Loss

	FOR THE YEARS ENDED OCTOBER 31
	2009	2008	2007
Administrative Expenses

Amortization	$-	$-	$760
Consulting fees	221,102	345,841	290,683
Investor relations and promotion	114,907	203,678	88,098
Legal and accounting	61,527	45,243	40,628
Management fees (Note 5(a))	710,000	520,000	496,615
Office expenses and miscellaneous	11,965	35,584	10,002
Part XII.6 tax expense	42,910	-	105,322
Regulatory fees	50,846	80,588	45,791
Stock based compensation	479,992	785,000	140,000
Transfer agent fees	8,522	14,675	14,013

Loss Before Other Income (Expense) And Income Taxes	(1,701,771)	(2,030,609)	(1,231,912)

Other Income (Expense)
Write-off of mineral property expenditures	(72,248)	(2,181,735)	(201,627)
Exploration expenditures	(59,388)	(89,210)	-
Interest income	-	9,213	21,536

Loss Before Income Taxes	(1,833,407)	(4,292,341)	(1,412,003)

Future Income Tax Benefit Recognized On Flow-through	1,383,000	59,520	1,177,276

Net Loss And Comprehensive Loss For The Year	$(450,407)	$(4,232,821)	$(234,727)

Loss Per Share – Basic and diluted	$(0.00)	$(0.03)	$(0.00)

Weighted Average Number Of Shares Outstanding – Basic and Diluted	187,023,508	130,195,450	75,480,173

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements Of Shareholders’ Equity

For The Years Ended October 31, 2009, 2008 and 2007

			SHARE
	SHARE CAPITAL		SUBSCRIPTIONS	CONTRIBUTED
	NUMBER	AMOUNT	RECEIVED	SURPLUS	DEFICIT	TOTAL
Balance, October 31, 2006	61,000,748	$10,480,845	$-	$539,250	$(8,469,002)	$2,551,093
Issue of shares for mineral properties	1,470,000	309,175	-	-	-	309,175
Issue of shares for cash, private placements
Flow-through shares	15,565,000	1,867,800	-	-	-	1,867,800
Non flow-through shares	14,495,000	1,846,250	-	-	-	1,846,250
Share issuance costs	-	(130,196)	-	-	-	(130,196)
Warrants exercised for cash	15,493,500	1,628,200	-	-	-	1,628,200
Stock options exercised for cash	345,000	37,250	-	-	-	37,250
Fair value of stock options exercised	-	7,006	-	(7,006)	-	-
Stock based compensation	-	-	-	140,000	-	140,000
Tax benefits renounced on flow-through shares	-	(1,177,276)	-	-	-	(1,177,276)
Net loss and comprehensive loss for the year	-	-	-	-	(234,727)	(234,727)
Share subscriptions receivable	-	(10,000)	-	-	-	(10,000)
Balance, October 31, 2007	108,369,248	14,859,054	-	672,244	(8,703,729)	6,827,569
Issue of shares for mineral properties	2,401,269	602,065	-	-	-	602,065
Issue of shares for cash, private placements
Flow-through shares	28,851,819	4,330,250	-	-	-	4,330,250
Non flow-through shares	7,698,050	1,615,055	-	-	-	1,615,055
Shares issues for property examination fee	60,000	15,000	-	-	-	15,000
Share issuance costs	-	(385,486)	-	-	-	(385,486)
Warrants exercised for cash	21,506,833	3,568,867	-	-	-	3,568,867
Stock options exercised for cash	440,500	78,200	-	-	-	78,200
Fair value of stock options exercised	-	5,515	-	(5,515)	-	-
Stock based compensation	-	-	-	785,000	-	785,000
Tax benefits renounced on flow-through shares	-	(59,520)	-	-	-	(59,520)
Net loss and comprehensive loss for the year	-	-	-	-	(4,232,821)	(4,232,821)
Share subscriptions receivable	-	(390,000)	-	-	-	(390,000)
Balance, October 31, 2008	169,327,719	24,239,000	-	1,451,729	(12,936,550)	12,754,179
Issue of shares for mineral properties	1,770,000	100,275	-	-	-	100,275
Issue of shares for cash, private placements
Flow-through shares	27,154,443	1,559,122	-	-	-	1,559,122
Non flow-through shares	28,788,444	1,494,195	-	-	-	1,494,195
Share issuance costs	-	(186,649)	-	-	-	(186,649)
Stock based compensation	-	-	-	479,992	-	479,992
Re-pricing of warrants	-	-	-	27,774	(27,774)	-
Tax benefits renounced on flow-through shares	-	(1,383,000)	-	-	-	(1,383,000)
Share subscriptions receivable	-	400,000	-	-	-	400,000
Share subscription received	-	-	415,300	-	-	415,300
Net loss and comprehensive loss for the year	-	-	-	-	(450,407)	(450,407)
Balance, October 31, 2009	227,040,606	$26,222,943	$415,300	$1,959,495	$(13,414,731)	$15,183,007

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements Of Cash Flows

	FOR THE YEARS ENDED OCTOBER 31
	2009	2008	2007
Cash Provided By (Used For)

Operating Activities
Net loss and comprehensive loss for the year	$(450,407)	$(4,232,821)	$(234,727)

Add items not affecting cash:
Write-down of mineral properties	72,248	2,181,735	201,627
Amortization	-	-	760
Future income tax benefit	(1,383,000)	(59,520)	(1,177,275)
Stock based compensation	479,992	785,000	140,000
Changes in non-cash operating assets and liabilities:
GST receivable	48,946	44,432	(106,186)
Prepaid expenses	(3,951)	809	(11,661)
Accounts payable and accrued liabilities	(50,910)	(261,331)	(327,572)
Due to related parties	78,649	(390,642)	390,403
	(1,208,433)	(1,932,338)	(1,124,631)

Investing Activities
Exploration advances	(240,000)	-	(16,615)
Mineral property acquisition and exploration expenditures	(2,341,557)	(7,639,579)	(3,538,818)
	(2,581,557)	(7,639,579)	(3,555,433)

Financing Activities
Share subscriptions received	415,300	-	-
Shares issued for cash	3,453,317	9,217,372	5,369,500
Share issuance costs	(186,649)	(385,486)	(130,196)
	3,681,968	8,831,886	5,239,304

Net (Decrease) Increase In Cash	(108,022)	(737,690)	559,240

Cash, Beginning Of Year	361,649	1,099,339	540,099

Cash, End Of Year	$253,627	$361,649	$1,099,339
Supplemental Cash Flow Information And Disclosure Of Non-Cash Financing And Investing Activities
Interest paid	$-	$-	$105,322
Shares Issued for Mineral Property Acquisition	$100,275	$602,065	$309,175

- See Accompanying Notes -

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

1.	Nature of Operations and Going Concern

Amador Gold Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the “AGX” symbol.  The Company is primarily engaged in the acquisition, exploration and development of mineral properties located in the Provinces of Ontario, and British Columbia, Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During the period, the Company incurred a net loss of $450,407 for the year ended October 31, 2009 (2008 - $4,232,821; 2007 - $234,727) and had a working capital deficiency at October 31, 2009 of $643,351 (2008 - $1,325,698) and had an accumulated deficit of $13,414,731 (2008 - $12,936,550).  The Company is in the process of acquiring, exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. The operations of the Company have primarily been funded by the issuance of common shares.  Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future.  Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

            a)       Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc. (inactive), incorporated British Columbia on August 2, 2006.

            b)       Variable Interest Entities

Variable Interest Entities are required to be consolidated by the primary beneficiary. The Company has determined that it has no Variable Interest Entities.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues, expenses and expenditures during the reporting period. Significant areas requiring the use of management estimates relate to determination of impairment of assets, mineral property carrying values, flow-through obligations to investors, and determination of fair values for stock based compensation, re-priced warrants, and future income taxes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

d)	Measurement Uncertainty

Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty.  Management’s assessment of recoverability is based on, among other things, the Company’s estimate of current mineral reserves and resources which are supported by geological estimates, estimated gold and copper prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for mineral properties.

e)	Financial Instruments

CICA Handbook Section 3861, “Financial Instrument – Disclosure and Presentation”, has been replaced by CICA Handbook Section 3862, “Financial Instruments – Disclosure” and Section 3863 – “Financial Instruments – Presentation”.  These standards require entities to disclose quantitative and qualitative information that enables users to evaluate the significance of financial instruments for the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during reporting periods and at the balance sheet date.  In addition, the Company is required to disclose management’s objectives, policies and procedures for managing these risks.

The Company classifies its financial assets as either held-for-trading, available-for-sale, held-to-maturity, or loans and receivables.  Financial liabilities are classified as either held-for-trading, or other.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate.  Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.  In determining these assumptions, the Company uses readily observable market inputs where available, or where not available, inputs generated by the Company.  Changes in fair value of held-for-trading financial instruments are recorded in operations.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

e)	Financial Instruments (Continued)

Available-for-sale financial assets are recorded at fair value as determined by active market prices.  Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income.  If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in operations.  Investment in equity instruments that do not have an active quoted market price are measured at cost.

Receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The fair values of the Company’s available-for-sale financial assets and liabilities, such as investments, approximate their carrying values as the investment are carried at fair values with gains and losses of a temporary nature recorded in other comprehensive loss.

f)	Comprehensive Income

Handbook Section 1530 establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net earnings and other comprehensive income. Other comprehensive income includes holding gains on available for sale investments, gains and losses on certain derivative instruments and currency gains and losses relating to the translating financial statements of self-sustaining foreign operations. As there were no other comprehensive income items, comprehensive income for the period was equal to the net income for the period.

g)	Foreign Currency Translation

Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

i)	Monetary items are translated at the rates prevailing at the balance sheet date;
ii)	Non-monetary items are translated at historical rates;
iii)	Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;
iv)	Gains and losses on foreign currency translation are reflected in the consolidated statements of operations and comprehensive loss.

h)	Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents comprise short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three months or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

i)	Mineral Properties

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

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.  The Company is not aware of any disputed claims of title.

j)	Impairment of Long-lived Assets

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

A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down.  The conditions include unfavourable exploration results and significant unfavourable economic, legal, regulatory, environmental, political and other factors.  In addition, management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount.

k)	Asset Retirement Obligations

The Company applies CICA accounting standard 3110 – “Asset Retirement Obligations” to account for the obligations to reclaim and remediate the mineral properties.  Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset.  Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

k)	Asset Retirement Obligations (Continued)

The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.  As of October 31, 2009, the Company had determined that there were no significant legal obligations for reclamation costs.

l)	Share Capital

i)
Share consideration - Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors.  Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

ii)
Flow-through shares - Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  The Company follows the accounting prescribed by the CICA Emerging Issues Committee (“EIC”) in EIC-146 “Flow-through Shares”.  On the date the expenditures are renounced, a future income tax liability and a corresponding reduction in the share capital is recorded.  The future income tax liability is offset by available future income tax assets as a recovery of future income taxes.

iii)
Stock based compensation - The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  Stock options which vest immediately are recorded at the date of grant.  Stock options that vest over time are recorded over the vesting period using the straight line method.  Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date as services are rendered.  Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus.  On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

iv)
Share issuance costs - Costs directly identifiable with the raising of share capital financing are charged against share capital.  Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets.  Share issuance costs related to uncompleted share subscriptions are charged to operations.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

m)	Income Taxes

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

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share is equal as outstanding stock options and warrants were all anti-dilutive.

o)	Accounting Policy Changes

Effective November 1, 2008, the Company adopted the following new CICA Handbook Sections on a prospective basis with no restatement to prior period financial statements:

i)
Section 1535, Capital Disclosures, (Note 9) requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

ii)
Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

o)	Accounting Policy Changes (Continued)

Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance,
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and
•	how the Company manages those risks.

iii)
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

iv)
The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The disclosure is provided in Note 1.

v)
Effective November 1, 2008, the Company implemented CICA Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this new standard did not have a material impact on the Company’s financial statements.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

p)	Future Accounting Pronouncements Not Yet Adopted

i)
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Handbook Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

ii)
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3R, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

p)	Future Accounting Pronouncements Not Yet Adopted (Continued)

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

iii)
Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practices differ from IFRS however, the impact on the Company’s consolidated financial statements has not yet been determined.

3.	Mineral Properties

a)	Red Lake Property Group, Ontario

i)	Todd Township Property

On June 23, 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, approximately 200 acres, in the Red Lake Mining Division, Ontario.  Consideration is the issuance of 100,000 common shares (issued) and $69,000 cash (paid) over a 4 year period.  In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $600,000.

ii)	Maskooch Lake Property

On June 23, 2004, the Company was granted an option to earn a 100% interest in the Maskooch Lake Property, approximately 1280 acres, in the Red Lake Mining Division, Ontario.  Consideration is the issuance of 100,000 common shares (issued) and $88,000 cash (paid) over a 4 year period.  In addition, the property is subject to a 2% NSR in favour of the optionor.  The Company may purchase 1% of the royalty for $1,000,000.

b)	Silverstrike Property Group, Ontario

i)	Silverstrike Property

On March 28, 2005, as amended December 12, 2008, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property, Ontario.  Consideration is $50,000 cash ($40,000 paid), 150,000 common shares (issued) and $80,000 in exploration expenses over 4 years (completed).  The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.	Mineral Properties (Continued)

b)	Silverstrike Property Group, Ontario (Continued)

ii)	Silverclaim Property

On March 28, 2005, as amended January 27, 2009 the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($100,000 paid) and 200,000 common shares (issued).  The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

iii)	Capitol Silver Property

On June 21, 2005 as amended December 12, 2008, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $27,500 cash (paid) and 350,000 shares (issued). The property is subject to a 2% NSR.  The Company may purchase 0.5% for $500,000 and a second 0.5% for a further $500,000.

c)	Donovan Basin Property Group, Ontario

i)	Thompson Property

On March 28, 2005, as amended May 13, 2009, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property, Ontario.  Consideration is $78,000 ($20,000 paid), 150,000 common shares (issued) and $60,000 in exploration expenditures over 4 years (completed). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000.

ii)	Kell Mine Property

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property, Ontario.  Consideration is $30,000 cash ($20,000 paid), 150,000 common shares (issued) and $60,000 in exploration expenses over 4 years (completed).  The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000.

iii)	Hudson Bay Property

On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario.  Consideration is $35,000 cash (paid), 300,000 common shares (issued) and $60,000 in exploration expenses over 3 years (completed).  The property is subject to a 2% NSR, with an option to buy back 0.5% of which can be purchased for $500,000 and a second 0.5% for a further $500,000.

d)	Ajax Property Group, Ontario

i)	Ajax Property

On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario.  Consideration is $80,000 cash (paid) and 300,000 common shares (issued).  The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.         Mineral Properties (Continued)

d)	Ajax Property Group, Ontario (Continued)

ii)	Banting Chambers Property

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

On December 5, 2007, the Company acquired a 100% interest in the Ajax Sheridan property. Consideration was $1,300,000 cash ($100,000 paid). The property was subject to a 2.5% NSR, which could be purchased for $1,000,000. This property was terminated in June 2008.

e)	Timmins West Group, Ontario

i)	Fripp Property, Ontario

August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario for $5,000 cash (paid), 100,000 common shares (issued) payable over 4 years, and $20,000 in exploration by December 31, 2005 (completed). The property is subject to a 1% NSR of which half may be purchased for $500,000.

ii)	Keith & Sewell Property Group, Ontario

On April 10, 2006, the Company entered into an option agreement to acquire a 100% interest in the Keith and Sewell Property, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years (paid), 420,000 shares over 2 years (issued), and a work commitment of $90,000 over 3 years (completed). There is a 3% NSR payable to the optionor of which two-thirds may be purchased for $1,500,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.	Mineral Properties (Continued)

e)	Timmins West Group, Ontario (Continued)

iii)	Jessop Property, Ontario

On October 16, 2007, as amended January 14, 2009, the Company entered into an option agreement to acquire a 100% interest in the Jessop Property, Ontario.  Consideration is $58,000 cash ($28,000 paid) and 300,000 common shares (200,000 issued) over 3 years.  The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

iv)	Fripp West Property, Ontario

In February 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, Ontario.  Consideration is $20,000 cash (paid) and 200,000 common shares (125,000 issued) over 2 years.  The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

v)	Sewell East Property, Ontario

On August 5, 2009, the Company entered into an option agreement to acquire a 100% interest in the Sewell East Property, Ontario.  Consideration is $50,000 cash ($10,000 paid) and 300,000 common shares (100,000 issued).  There is a 3% net smelter return.

vi)	Patent Property, Ontario

On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consisted of $70,000 cash ($50,000 paid), 250,000 shares (issued), and a work commitment of $130,000 over 3 years. There was a 3% NSR payable to the optionor, of which two-thirds may have been purchased for $1,500,000. This property was terminated in December 2008, but it was reinstated in August 25, 2009 with an additional cash payment of $20,000. Total outstanding consideration is $40,000 cash.

f)	Blackstock Property, Oke & Ford Property and Timmins North, Ontario

The Blackstock property, the Oke & Ford property and Timmons North were acquired by staking.  There were no underlying agreements.  The staking was done based on management’s interpretation of geological structures found on the properties from government files.

g)	Chapleau Group

i)	Forge Lake Property, Ontario and Otter Pond Property, Ontario

The Company entered into an agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property.  The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. Consideration is $57,000 payable over three years (paid),  40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of 13,333 shares of a related public company, payable after three years. In addition, there is a royalty payable of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.	Mineral Properties (Continued)

g)	Chapleau Group (Continued)

i)	Forge Lake Property, Ontario and Otter Pond Property, Ontario (Continued)

commercial production and six years from the date of the agreement.  Costs comprise annual cash payments, taxes, and minimum work expenditures. to be split 50/50.  The Company will also pay a 15% administration fee to the related company.

The Company entered into an agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. Consideration is $143,500 payable over four years ($103,500 paid), 175,000 shares of the related company and 58,333 shares of a related public company at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 200,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement.  The Company is responsible for 47% of the costs incurred on this property.

ii)	Chapleau Property, Ontario

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

h)	Morin, Ontario

On May 28, 2006, as amended May 14, 2009, the Company entered into an option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $90,000 cash (paid) and 220,000 shares over 3 years (issued). There is a 3% NSR payable to the optionor, of which half may be purchased for $1,000,000.

j)	Loveland Property Group, Ontario

i)	Loveland Property

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($175,000 paid), 600,000 shares (400,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.	Mineral Properties (Continued)

i)	Loveland Property Group, Ontario (Continued)

i)	Loveland Property (Continued)

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property.  A further 100,000 shares will be issued after the completion of a positive feasibility study.

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over 5 years ($175,000 paid), 600,000 shares payable over 5 years (400,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000. Additional cash consideration in the amount of $25,000 was paid subsequently (August 2009).

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property.  A further 100,000 shares will be issued after the completion of a positive feasibility study.

ii)	Kamiskotia Property (formerly Moneta Loveland), Ontario

On March 11, 2008, the Company entered into an option agreement to acquire a 100% interest in the Moneta Loveland Property, Ontario.  Consideration is $500,000 cash ($350,000 paid) and 1,350,000 common shares (945,000 issued) over 3 years.  The property is subject to a 2% NSR.

iii)	Loveland Larche Property, Ontario

In November 27, 2008, the Company entered into an option agreement to acquire a 100% interest in the Larche Property, Ontario.  Consideration is $5,000 cash ($5,000 paid).

j)	Chewett Property, Ontario

On June 28, 2006, the Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid).  The property was subject to a 2% NSR, of which half could have been purchased for $750,000. This property was terminated in September 2009.

k)	Dale Gold Property, Ontario

On February 7, 2007 as amended on December 15, 2008, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold property, Ontario. Consideration consists of $42,500 cash (paid) and 300,000 shares payable over 2 years (issued).  The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.	Mineral Properties (Continued)

l)	Horwood Property Group, Ontario

i)	Horwood Gold Property

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

On January 4, 2006, as amended on December 15, 2008, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario for $27,500 cash (paid) and 175,000 common shares (issued) over a 3 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

m)	East Breccia Property, Ontario

On March 1, 2006 as amended on February 10, 2009, the Company entered into an option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $127,000 cash ($77,000 paid), 350,000 shares (250,000 issued), and a work commitment of $160,000 over four years (completed). There is a 2% NSR payable to the optionor, which may be purchased for $2,000,000.  Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

n)	Cummings Property, Ontario

In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, Ontario.  Consideration is $60,000 cash ($5,000 paid).  The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for a further $500,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

o)	Anderson Lake, Ontario

On June 23, 2006, the Company entered into an option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consisted of $142,000 cash ($62,000 paid), 300,000 shares (150,000 issued), and a work commitment of $160,000 over 4 years. There was a 3% NSR payable to the optionor, of which two-thirds may have been purchased for $1,500,000.  Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year. This property was terminated in October 2008.

p)	Norberg Property, Ontario

In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Norberg Property, Ontario.  Consideration was $42,000 cash ($6,000 paid) and 195,000 common shares (30,000 issued) over 3 years.  The property was subject to a 2% NSR with a buy back of 1% for $600,000. This property was terminated in June 2009.

q)	Cowie/Aguonie Property, Ontario and Esquega/Corbiere Property, Ontario

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

ii)
Agreement with a public company related by common directors to acquire a 50% interest in the Esquega/Corbiere property.  The original agreement dated July 1, 2005, and amended March 1, 2006 to add additional claims. Consideration is for payment of $176,770 for a 5 year term and $194,820 for a 5 year renewal term ($133,275 paid) and incur $600,080 on exploration expenditures in the first term ($343,755 incurred) and incur $811,750 in exploration expenditures in the renewal term. The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

r)	Mennin Lake Property, Ontario

July 28, 2005, as amended on September 12, 2007, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario.   Consideration was $142,000 cash ($92,000 paid), 300,000 common shares (200,000 issued) and $160,000 in exploration expenses over 4 years (completed).  The property was subject to a 2% NSR, half of which could be purchased for $2,000,000.  Commencing should have been on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.  This property was terminated in November 2008.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.	Mineral Properties (Continued)

s)	Connor Creek Property, British Columbia

September 20, 2005, the Company entered into an option agreement with a public company related by common directors to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia.  Consideration was 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period.  This property was terminated in December 2008.

t)	Gould Copper Mine Property, Ontario

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consisted of $50,000 cash ($22,000 paid), 140,000 shares (80,000 issued), and a work commitment of $100,000 over 4 years. There was a 2% NSR payable to the optionor of which half could have been purchased for $750,000. This property was terminated in December 2008.

u)	Hunter Gold Property, Ontario

On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consisted of $45,000 cash ($20,000 paid), 250,000 common shares (175,000 issued) and a work commitment of $75,000 over a 3 year period. There was a 2% NSR payable to the optionor of which half may have been purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There was an underlying royalty on portions of the property ranging from 2 to 4%. This property was terminated in December 2008.

v)	Willet Property, Ontario

On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration was $30,000 cash ($20,000 paid), 200,000 common shares (150,000 issued), and a work commitment of $75,000 over a 3 year period. There was a 2% NSR payable to the optionor, of which half may have been purchased for $1,000,000. This property was terminated in December 2008.

w)	Savard & Sharpe Property, Ontario

On December 8, 2005, the Company entered into an option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration was $175,000 cash over 3 years ($75,000 paid). There was a 2% NSR payable to the optionor, of which half may have been purchased for $500,000. This property was terminated in October 2008.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.         Mineral Properties (Continued)

 x)       Gogama Moly Property, Ontario

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in Moher Township property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 cash ($25,000 paid) and 200,000 shares payable over 2 years (125,000 issued), and a work commitment of $75,000 over 2 years.  The property was subject to a 2% NSR, of which half may have been purchased for $1,000,000. This property was terminated in December 2008.

 y)       Owl Lake Property, Ontario

On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario for consideration of $10,000 cash (paid) and $80,000 in cash or share equivalent based on the average trading price of the Company’s share over the previous 10 days from the payment date over two years (181,269 shares issued). The property was subject to a 2% NSR, of which half may have been purchased for $500,000. This property was terminated in December 2008.

 z)       Meteor Lake Property, Ontario

On March 1, 2007, the Company acquired a 20% interest in the Moffat, Marshay, and Beulah Township property located in Ontario for consideration of $4,000 cash (paid) and cost of 40,000 shares of a public company controlled by an officer of the Company payable over 12 months (20,000 issued and $1,900 reimbursed by the Company).  The property was subject to a 1% NSR. In April 2008 this property was terminated.

 aa)     McTavish Property, Ontario

The McTavish property was acquired by staking.  There were no underlying agreements.  The staking was done based on management’s interpretation of geological structures found on the properties from government file. The property was part of the Anderson lake property, which was terminated 16 October, 2008.

 bb)      Meggisi Lake, Ontario

On November 1, 2007, the Company entered into an option agreement to acquire a 100% interest in the Meggisi Lake Property, Ontario.  Consideration was $90,000 cash ($12,000 paid) and 100,000 common shares (25,000 issued) over 3 years.  The property was subject to a 2% NSR with a buy back of 1% for $1,000,000. This property was terminated in January 2009.

 cc)     Revell Property, Ontario

In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Revell Property, Ontario.  Consideration was $100,000 cash ($25,000 paid) and 250,000 common shares (75,000 issued) over 3 years.  The property was subject to a 2% NSR with a buy back of 1% for $1,000,000.  This property was terminated in December 2008.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

3.	Mineral Properties (Continued)

dd)	Armstrong Lake, Ontario

In September 2008, the Company entered into an option agreement to acquire a 100% interest in the Armstrong Lake, Ontario.  Consideration was $54,700 cash and 100,000 common shares over 3 years.  The property was subject to a 2% NSR with a buy back of 1% for $1,000,000.  This property was terminated in December 2008.

ee)	Abandoned Claims

During the years ended October 31, 2009, 2008 and 2007 the Company abandoned certain staked and optioned claims and as a result wrote off a total of $72,248, $2,181,735, and $201,627 respectively in mineral property acquisition and deferred exploration costs.

4.	Exploration Advances

The Company advanced $260,000 as at October 31, 2009 for the drilling of the Maskootch Lake Property ($135,000) and drilling of the Horwood Gold Property ($125,000) (2008 - $20,000 – as a security deposit for the exploration on Silver Claim Property).

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

a)
A private company controlled by an officer of the Company was paid $710,000 (2008 - $520,000; 2007 - $496,615) in respect of administrative expenses.  The charges were made under an annual renewable agreement for services and cost recovery.  The agreement can be terminated by either party with 30 days notice.  The services to the Company included supervision and administration of the financial requirements of the Company’s business; producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs; promotional materials and other documents required to be disseminated to the public and responding to requests for information or questions; providing secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required. As at October 31, 2009, $105,881 (2008 - $15,561) was due to the related party.

b)
During the year, fees for consulting services in the amount of $193,600 (2008 - $271,091; 2007 - $180,000) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid exploration expenditures of $Nil (2008 - $12,343; 2007 - $30,477) to a public company controlled by an officer of the Company and $Nil (2008 - $94,681; 2007 - $522,754) to a public company with common directors.  At October 31, 2009, $36,052 (2008 - $35,168) was owed to the related parties.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

5.	Related Party Transactions (Continued)

c)
During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors.  The Company incurred and deferred $34,182 (2008 - $975,669; 2007 - $325,932) for acquisition and exploration expenses and management fees of $5,199 (2008 - $146,262; 2007 - $34,414) charged by the related company on these properties.  At October 31, 2009, $411,461 (2008 - $529,261) was owed to the related company.

d)
As October 31, 2009 the Company had receivables from one public company related by directors and officers in common of $2,340 (2008 – $19,946) and $6,500 (2008 - $Nil) as a consulting fee paid in advance to the related party.

6.	Share Capital

a)	Authorized

Unlimited number of common shares without par value

b)	Private Placements

Year ended October 31, 2009

i)
On October 19, 2009, the Company closed the first tranche of the private placement arranged on September 25, 2009, consisting of 200,000 flow-through (“FT”) and 11,981,000 non flow-through (“NFT) units at a price of $0.08 for FT and $0.06 for NFT per unit. Total proceeds were $734,860. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.07 per share in the first year and $0.20 per share in the second, third and fourth years.

ii)
On August 18, 2009, the Company closed the second tranche of the private placement arranged on July 2, 2009, consisting of 1,086,444 flow-through and 7,323,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceeds were $383,857. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

iii)
On July 20, 2009 and September 11, 2009, the Company closed the second tranche of the private placement arranged on June 5, 2009, consisting of 3,128,000 flow-through and 3,000,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceeds were $291,400. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

iv)
On July 15, 2009, the Company closed the first tranche of the private placement arranged on July 2, 2009, consisting of 4,440,000 non flow-through units at a price of $0.045 per unit. Total proceeds were $199,800. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

6.	Share Capital (Continued)

b)	Private Placements (Continued)

v)
On June 10, 2009, the Company closed the first tranche of the private placement arranged on June 5, 2009, consisting of 3,200,000 flow-through and 777,778 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceeds were $195,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

vi)
On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 flow-through and 1,000,000 non flow-through units at a price of $0.06 per unit. Total proceeds were $271,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

vii)
On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting of 16,023,332 flow-through and 266,666 non flow-through units at a price of $0.06 per unit. Total proceeds were $977,400.  Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

Year ended October 31, 2008

viii)
On October 27, 2008, the Company closed the private placement arranged on September 9, 2008, consisting of 17,157,000 flow-through and 2,063,050 non flow-through units at a price of $0.10 per unit. Total proceeds were $1,922,005, $390,000 of which was received during the year ended October 31, 2009. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

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

x)
On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,685,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $421,250. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

xi)
On May 15, 2008, the Company closed the second tranche of the private placement arranged on March 19, 2008, consisting of 2,952,750 flow-through units at a price of $0.28 and 3,870,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $1,794,270. Each unit is comprised of one common share and one non flow-through non-

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

6.	Share Capital (Continued)

b)	Private Placements (Continued)

transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

xii)
On April 23, 2008, the Company closed the first tranche of the private placement arranged on March 19, 2008, consisting of 4,342,069 flow-through units at a price of $0.28 and 140,000 non flow-through units at a price of $0.25 per unit.  Total proceeds were 1,250,780.  Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

Year ended October 31, 2007

xiii)
On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30.

xiv)
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

xv)
On February 6, 2007, the Company closed a private placement consisting of 1,600,000 flow-through units and 750,000 non-flow-through units at a price of $0.12 per unit.  Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share for a period of two years at a price of $0.15 per share.

xvi)
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

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

6.         Share Capital (Continued)

            c)       Warrants

    As at October 31, 2009, there were 92,552,756 (2008 – 61,447,369) warrants outstanding as follows:

	NUMBER OF WARRANTS	EXERCISE PRICE

Outstanding and exercisable at October 31, 2007	46,849,333
Warrants expired	(505,000)	$0.15
Warrants exercised	(21,506,833)	$0.10, 0.15 0.20
Warrants granted	36,609,869	$0.30 0.15
Outstanding and exercisable at October 31, 2008	61,447,369
Warrants granted	55,942,887	$0.05, 0.07 0.10
Warrants expired	(24,837,500)	$0.07, 0.15 0.30
Outstanding and exercisable at October 31, 2009	92,552,756

EXPIRY DATE	EXERCISE PRICE	NUMBER OF WARRANTS
April 22, 2010	$0.30	4,482,069
May 14, 2010	$0.30	6,822,750
July 15, 2010	$0.30	1,685,000
August 26, 2010	$0.15	4,400,000
October 27, 2010	$0.15	19,220,050
December 31, 2010	$0.10	16,289,998
January 14, 2011	$0.10	4,516,667
June 9, 2010/2011	$0.05/$0.10	3,977,778
July 14, 2010/2011	$0.05/$0.10	4,440,000
July 19, 2010/2011	$0.05/$0.10	4,998,333
August 17, 2010/2011	$0.05/$0.10	8,409,444
September 10, 2010/2011	$0.05/$0.10	1,129,667
October 18, 2010/2011/2014	$0.07/$0.20	12,181,000

		92,552,756

As at October 31, 2009 the weighted average remaining contractual life of the share purchase warrants was 0.89 years (2008 – 1.23) and the weighted average exercise price was $0.12 (2008 - $0.18).

On March 02, 2009, the Company re-priced 8,107,500 warrants, with an expiry date of May 23, 2009 from $0.15 to $0.07 per warrant. The fair value of the re-priced warrants was recorded at $32,291, and was estimated using the Black-Scholes pricing model with the following assumptions:

•	Expected share price volatility of 103%;
•	Risk free interest rate of 0.54%;
•	Expected life of 0.22; and
•	No dividend yield.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

6.	Share Capital (Continued)

d)	Options

At October 31, 2009, there were 21,302,000 (2008 – 12,250,000) options outstanding as follows:

	NUMBER OF OPTIONS	EXERCISE PRICE

Outstanding and exercisable at October 31, 2007	7,509,500	$0.14
Options granted	5,231,000	$0.22
Options cancelled	(50,000)	$0.22
Options exercised	(440,500)	$0.10-0.20
Outstanding and exercisable at October 31, 2008	12,250,000
Options granted	10,180,000	$0.10
Options expired	(380,000)	$0.20
Options cancelled	(748,000)	$0.20
Outstanding and exercisable at October 31, 2009	21,302,000

EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS

July 28, 2010	$0.10	1,420,000
November 17, 2010	$0.10	1,261,000
February 2, 2011	$0.20	605,000
July 6, 2011	$0.15	1,395,000
November 3, 2011	$0.15	87,000
April 18, 2012	$0.12	1,748,000
April 30, 2013	$0.22	4,716,000
February 27, 2014	$0.10	7,490,000
September 22, 2014	$0.10	2,580,000
		21,302,000

EXERCISE PRICE	NUMBER OF OPTIONS OUTSTANDING AND EXERCISABLE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE

$0.10	12,751,000	3.72	$0.10
$0.12	1,748,000	2.47	$0.12
$0.15	1,482,000	1.70	$0.15
$0.20	605,000	1.26	$0.20
$0.22	4,716,000	3.50	$0.22
	21,302,000	3.36	$0.13

On February 27, 2009, the Company re-priced 8,983,000 options that expire from February 01, 2011 through April 30, 2013.  The options were originally valued between $0.12 and $0.22, and were re-priced to $0.10. The re-pricing of insiders’ options is subject to shareholders’ approval. The fair value of the options was estimated on the date of re-pricing, to be $67,865 using the Black-Scholes valuation model.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

6.	Share Capital (Continued)

d)	Options

Stock Option Grants – Year ended October 31, 2009

On September 23, 2009, the Company granted 2,580,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

On February 27, 2009, the Company granted 7,600,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

Stock Option Grants – Year ended October 31, 2008

On April 30, 2008, the Company granted 5,231,000 incentive stock options at a price of $0.22 per share, exercisable for a period of five years.

e)	Stock Based Compensation

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees, and consultants to acquire up to 10% of the issued and outstanding common stock.

Stock based compensation on options granted in the period ended October 31, 2009 amounted to $479,992 (2008 - $785,000; 2007 - $140,000).

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2009
	REPRICING	2009	2008

Average risk-free interest rate	1% - 2%	2.5%	3%
Expected life	1.93 – 4.17	5 years	5 years
Expected volatility	87% - 106%	92% - 93%	85%
Expected dividends	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

f)	Flow-Through Commitment

During the year ended October 31, 2009, the Company renounced $5,310,649 (2008 - $192,000). The tax credits of $1,383,000 (2008 - $59,520) associated with these expenditures have been recorded to recognize future tax benefits of these qualifying exploration expenditures.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

7.	Commitments

a)
On September 21, 2006, the Company’s shareholders approved a Plan of Arrangement (“the Arrangement”) dated August 11, 2006 to reorganize certain of the Company’s diamond properties. On September 26, 2006, the final court order approving the Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. (“Diamondcorp”), was accepted.

On the effective date of the Arrangement yet to be determined, the Company’s common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value.  In addition as contingent consideration from Diamondcorp, certain of the Company’s mineral property agreements contain anti-dilution provisions such that the issue of the Company’s shares will also require the issue of Diamondcorp shares on a three to one basis.

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

b)
The Company entered into a loan agreement dated August 4, 2006, as extended August 1, 2007, with Diamondcorp and advanced $100,000 for necessary working capital and to meet expenses prior to the effective date. The working capital loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire working capital loan and interest accrued from such advance was repaid in the amount of $90,000 on February 2, 2009 and the balance on May 4, 2009.

c)
By an agreement dated February 1, 2009, the Company entered into an administrative services agreement with a company controlled by a director and officer as described in the related party note.  A management fee was payable at a minimum monthly fee of $60,000, a maximum monthly fee of $70,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

8.         Income Taxes

 A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2009	2008	2007

Statutory tax rate	30%	32%	34%

Computed tax recovery	$(551,000)	$(1,355,000)	$(80,000)
Changes in temporary differences	-	-	(33,000)
Unrecognized items for tax purposes	179,000	949,000	117,000
Benefit of income tax assets recognized (not recognized)	(1,011,000)	324,480	(1,181,276)
Expenses resulting from change to tax rate	-	22,000	-

	$(1,383,000)	$(59,520)	$(1,177,276)

 The significant components of the Company’s future income tax assets are as follows:

	2009	2008	2007

Exploration and development deductions	$(1,426,000)	$(33,000)	$(678,000)
Non-capital losses carried forward	1,507,000	1,478,000	1,089,000
Other temporary differences	-	-	72,000
	81,000	1,445,000	483,000
Valuation allowance	(81,000)	(1,445,000)	(483,000)

	$-	$-	$-

The Company has Canadian non-capital losses carried forward of approximately $6,029,000 (2008 - $4,668,374) that may be available for tax purposes.  The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not.  The losses expire as follows:

2010	$70,000
2014	$277,000
2015	$319,000
2016	$349,000
2017	$950,000
2027	$1,168,000
2028	$1,487,000
2029	$1,409,000
$6,029,000

The Company has resource pools of approximately $9.8 million (2008 - $13.6 million) available to offset future taxable income.  The tax benefit of these amounts is available for carry-forward indefinitely.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

8.        Income Taxes (Continued)

The Company is permitted, under Canadian income tax legislation, to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation, the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended.

In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $5,310,650 (2008 - $192,000) in Canadian exploration expenditures incurred. Future income taxes of $1,383,000 (2008 - $59,520; 2007 - $1,177,276) on the exploration expenditures renounced to shareholders were applied against share capital.

During fiscal 2008 the Company incurred a $42,910 (2008 - $Nil; 2007 - $105,322) Part XII.6 tax expense on the monthly unspent balance of flow-through funds.

At October 31, 2009, the Company was obligated to incur $782,304 (2008 - $1,492,947) in eligible Canadian exploration expenses (CEE) prior to December 31, 2009 pursuant to flow-through share purchase agreements. The Company met its CEE obligations for December 31, 2009 and 2008.

9.        Capital Management

The Company manages capital with the goal to safeguard the Company’s ability to continue as a going concern and ensure its ability to further explore and develop its mineral property holdings in Canada. The Company includes cash and the components of shareholders’ equity in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

To ensure continued operations, the Company depends on external financing to fund its activities. The Company defines capital that it manages as share capital, and cash and cash equivalents. In the past fiscal year the Company has completed private placements, which provided sufficient funding for the current year’s operational activities.

In the past, the Company has been successful in raising funds through the issuance of share capital. It is uncertain, however, how successful the Company will be in raising more funds in the current difficult market conditions. The Company currently has insufficient funds for its operational activities and will require equity financing, joint ventures or other forms of financing in order to fund continued exploration activities, flow-through expenditure obligations, and administrative overhead costs for the coming year.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

10.     Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at October 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	HELD FOR TRADING	LOANS AND RECEIVABLES/ OTHER	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash and cash equivalents	$253,627	$-	$253,627	$253,627

Financial liabilities
Accounts payable and accrued liabilities	$-	$384,122	$384,122	$384,122
Accounts payable, related parties	-	553,394	553,394	553,394
	$-	$937,516	$937,516	$937,516

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop certain of these estimates.  The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

The methods and assumptions used to estimate the fair value of financial instruments are described below:

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, credit risk and liquidity risk. Based on the Company’s operations the liquidity risk and commodity risk are considered the most significant.

a)    Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of base and precious metals including silver, zinc and lead, and the outlook for these metals. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for metals historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk, as the nature of Company’s business is in exploration.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

10.       Financial Instruments and Risk Management (Continued)

c)	Liquidity risk

The liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk through careful management of its financial obligations in relation to its cash position. Using budgeting processes the company manages its liquidity requirements based on expected cash flow to ensure there are adequate funds to meet the short term obligations during the year.

During the past year the Company has been able to maintain its liquidity position through private placements. However, the difficult market conditions make it uncertain whether the Company can continue to raise adequate funds to meet its financial obligations.

11.       Subsequent Events

 In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to October 31, 2009:

a)
In November 2009, the Company closed the second tranche of the private placement ($415,300 received as of October 31, 2009) arranged on September 25, 2009 for 1,350,000 FT and 13,010,000 NFT units. The financing consisted of units priced at $0.08 for flow-through and $0.06 for non-flow-through. FT and NFT units consisted of one flow-through common share and one non-flow-through non-transferable share purchase warrant.  The share purchase warrants for both the FT and NFT units expire in four years and entitle the holder to purchase one additional share for $0.07 in the first year and $0.20 in the remaining three years. The total proceeds were $888,600.

b)
On December 15, 2009 the Company announced, subject to regulatory approval, the acquisition of a 100% interest in the Tionaga property.  The Tionaga is the Company’s tenth gold project located within the Timmins/West Timmins district. Consideration for the property consists of $100,000 and 1,000,000 shares, payable over 36 months.  There is a 3% net smelter return payable.  Up to 1.5% of the NSR may be purchased for $1,000,000 for each 0.5% interest, to a total of $3,000,000 for a 1.5% interest.

c)
In January 2010, the Company closed a private placement arranged in December 2009 for 25,290,250 units.  Total FT units were 23,180,250 and non-flow-through units were 2,110,000.  FT units consisted of one flow-through common share and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for two years at $0.10 per share.  The non-flow-through units consisted of one non flow through common share and one non-flow through non-transferable share purchase warrant, exercisable for 5 years at $0.10 per share in years one and two, $0.15 per share in year three and $0.20 per share in years four and five.  The total proceeds were $2,023,220.

d)
In January 2010, the Company terminated and wrote off its investment in the East Breccia property due to exploration activity and results obtained after year end.  The deferred and capitalized costs on the property as at October 31, 2009 was $332,975 (2008 - $306,769).

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States (“US”).  The major differences between Canadian and US GAAP, which affect the Company’s consolidated financial statements, are as follows:

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
Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.  This price difference has not been significant and the entire future tax benefit recorded under Canadian GAAP has not been recognized for US GAAP purposes.

The effects on the Company’s consolidated financial statements are summarized below:

	2009	2008	2007
Consolidated Statements of Operations and Comprehensive Loss

Net loss and comprehensive loss for the year under:
Canadian GAAP	$(450,407)	$(4,232,821)	$(234,727)
Add: Mineral property exploration and development expenditures	(1,595,835)	(9,870,744)	(4,469,687)
Less: Write-down of properties	72,248	2,181,735	201,627
Add: Flow-through shares future income tax benefit not recognized	(1,383,000)	(59,520)	(1,177,276)
Net loss under US GAAP	$(3,356,994)	$(11,981,350)	$(5,680,063)
Loss per share – US GAAP	$(0.02)	$(0.09)	$(0.08)

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

	2009	2008	2007

Consolidated Statements of Cash Flows

Cash flows (used in) operating activities – Canadian GAAP	$(1,208,433)	$(1,932,338)	$(1,124,631)
Exploration advances	(240,000)	-	(16,615)
Mineral exploration costs capitalized in the year and not expensed	(2,542,107)	(7,639,579)	(3,538,818)
Cash flows (used in) operating activities – US GAAP	$(3,990,540)	$(9,571,917)	$(4,680,064)

Cash flows (used in) investing activities – Canadian GAAP	$(2,782,107)	$(7,639,579)	$(3,555,433)
Exploration advances	240,000	-	(16,615)
Mineral exploration costs capitalized in the year and not expensed	2,542,107	7,639,579	3,538,818
Cash flows (used in) investing activities – US GAAP	$-	$-	$-

	2009	2008	2007

Consolidated Balance Sheets
Assets
Mineral Properties
Canadian GAAP	$15,564,018	14,040,431	$6,351,417
Resource property expenditures (cumulative)	(15,564,018)	(14,040,431)	(6,351,417)
United States GAAP	$-	$-	$-

Stockholders’ Equity
Canadian GAAP	$15,183,007	$12,754,179	$6,827,569
Resource property expenditures (cumulative)	(15,564,018)	(14,040,431)	(6,351,417)
United States GAAP	$(381,011)	$(1,286,252)	$476,152

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

b)	New accounting pronouncements

Recently Issued United States Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles.  The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification superseded non-SEC accounting and reporting standards.  All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative.  The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009.  Pursuant to the provisions of FASB ASC 105, the Company has updated the references to GAAP in its financial statements...

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity.  Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity.  The standard will become effective in the first quarter of the Company’s fiscal 2010.  We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  The new standard is effective for interim or annual periods ending after June 15, 2009.  The Company has evaluated all subsequent events through the date of filing of its Form 20-F for the year ended October 31, 2009.

In April 2009, the FASB issued new accounting standards on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  This new standard provides additional guidance for estimating fair value in accordance with the accounting standard on fair value measurements, when the volume and level of activity for the asset or liability have significantly decreased.  This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used,

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

b)	New accounting pronouncements (Continued)

Recent United States Accounting Pronouncements: (Continued)

the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  The new standard is effective for interim and annual reporting periods ending after June 15, 2009.

In April 2009, the FASB issued new accounting standards on recognition and presentation of other-than-temporary impairments.  This amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements.  The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings.  The new standard is effective for interim and annual reporting periods ending after June 15, 2009.

In April 2009, the FASB issued new accounting standards on interim disclosure about fair value of financial instruments.  The standard requires disclosure about the fair value of financial instruments for interim reporting periods as well as annual statements.  The standard is effective for the Company as of November 1, 2009.

In March 2009, the FASB issued new accounting standards on disclosures about derivative instruments and hedging activities that intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows.  The new standard also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses.  The standard is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning November 1, 2009.

In December 2007, the FASB issued new accounting standards on, business combinations that established principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The standard requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and shall be applied prospectively as of the Company’s fiscal year ended November 1, 2009.

The adoption of these above described new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or consolidated results of operations.

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

 c)       Cumulative inception to date information

Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” requires mining companies in the exploration stage to report additional cumulative information from inception.  The Company changed its business in the year ended October 31, 2002 and entered the mining exploration business.  The following information includes cumulative inception to date information from November 1, 2001.  Pre-exploration stage stockholders’ deficiency as of October 31, 2001 in the amount of $(67,604) comprised of issued share capital and deficit in the amounts of $3,297,092 (2,309,651 common shares) and $(3,364,696) respectively, have been excluded from the cumulative inception to date information.

Consolidated Balance Sheets (US GAAP)	Cumulative Amounts From Inception
Shareholders’ Equity (Stockholders’ Equity)	NUMBER OF SHARES	SHARE AMOUNT
Share Capital
Issued for
Loan bonus	411,111	$80,000
Property acquisition	8,511,269	1,391,240
Shares for debt	5,399,438	681,864
Issued for cash
Private placements	168,936,304	19,665,547
Exercise of options/warrants	41,497,833	5,714,267
Share issuance costs	-	(1,092,525)
Fair value of stock options exercised	-	12,521
Cancellation of the escrow shares	(25,000)	(250)
	224,730,955	26,452,664
Share Subscriptions Received		415,300
Contributed Surplus		1,959,495
Deficit Accumulated During The Exploration Stage		(29,140,866)
		$(313,407)

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

c)	Cumulative inception to date information (Continued)

Consolidated Statements of Operations and Comprehensive Loss (US GAAP)	Cumulative Amounts From Inception
Administrative Expenses
Amortization	$1,826
Consulting fees	1,331,389
Financing fees	112,500
Interest on debt	79,933
Investor relations and promotion	664,570
Legal and accounting	448,082
Management fees	2,360,375
Office and miscellaneous	257,481
Part XII.6 tax	161,088
Regulatory fees	308,192
Stock based compensation	1,940,992
Transfer agent fees	86,719
Recovery of prior year expenses	(13,478)
Other Income (Expenses)
Re-pricing of Warrants	27,774
Mineral property exploration and development	21,413,437
Interest income	(40,014)
Net Loss And Comprehensive Loss From Inception	$(29,140,866)

Statements of Cash Flows (US GAAP)	Cumulative Amounts From Inception
Cash Provided By (Used For)

Operating Activities
Net loss and comprehensive loss from inception	$(29,140,866)
Add items not affecting cash:
Amortization	1,826
Shares and options issued for mineral properties and loans	2,153,104
Stock based compensation	1,940,992
Re-pricing of warrants	27,774
Change in non-cash operating assets and liabilities	825,506
(24,188,664)
Financing Activities
Share subscriptions received	415,300
Issuance of share capital	25,379,814
Share issuance costs	(1,092,775)
24,702,339
Investing Activity
Purchase of equipment	(1,826)

Net Increase (Decrease) In Cash And Cash Equivalents	$251,849

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2009

	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Ajax Group Ontario	Timmins West Group Ontario	Blackstock Ontario	Oke & Ford Property Ontario	Chapleau Group Ontario
Acquisition Costs
Opening balance	$218,714	$281,730	$240,460	$203,698	$314,765	$25,360	$134,300	$490,457
Staking costs	1,440	-	-	-	-	8,600	-	-
Option payments cash	-	7,500	-	-	46,500	-	-	63,293
Option payments shares	-	9,900	3,300	-	16,000	-	-	1,421
Administration fee	-	-	-	-	-	-	-	9,636
Write-off	-	-	-	-	-	-	-	-
Closing balance	220,154	299,130	243,760	203,698	377,265	33,960	134,300	564,807

Deferred Exploration
Opening balance	575,104	1,581,412	737,020	1,672,562	664,294	36,619	-	1,432,879
Consulting	8,262	4,100	2,000	-	-	-	-	-
Drilling	-	-	-	10,500	79	-	-	8,378
Geological	4,112	28,632	4,840	2,740	23,805	700	-	16,655
Line cutting	-	-	-	-	8,740	-	-	344
Mapping and sampling	8,735	31,041	2,310	650	7,435	-	-	8,803
Equipment rentals	706	14,080	5,346	2,376	2,118	-	-	-
Administration fee	-	24,000	608	100	-	-	-	5,199
Surveying	-	52,456	55,200	24,185	7,340	-	-	(82,260)
Write-off	-	-	-	-	-	-	-	-
Closing balance	596,919	1,735,721	807,324	1,713,113	713,811	37,319	-	1,389,998
Balance, End Of Year	$817,073	$2,034,851	$1,051,084	$1,916,811	$1,091,076	$71,279	$134,300	$1,954,805

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2009

	Morin Property Ontario	Loveland Property Group Ontario	Chewett Property Ontario	Dale Gold Property Ontario	Horwood Group Ontario	East Breaccia Ontario
Acquisition Costs
Opening balance	$87,200	$884,944	$20,180	$65,500	$265,872	$134,584
Staking costs	-	5,850	-	-	-	-
Option payments cash	30,000	255,000	-	12,500	7,500	15,000
Option payments shares	4,000	34,325	-	8,250	5,250	4,500
Administration fee	-	-	-	-	-	-
Write-off	-	-	(20,180)	-	-	-
Closing balance	121,200	1,180,119	-	86,250	278,622	154,084

Deferred Exploration
Opening balance	831	1,778,191	29,468	21,721	1,516,280	172,185
Consulting	-	280	-	-	1,042	-
Drilling	-	234,170	-	-	3,075	-
Geological	2,038	179,309	-	87	88,040	6,706
Line cutting	-	4,963	-	-	20,765	-
Mapping and sampling	-	43,348	-	-	6,776	-
Equipment rentals	-	49,194	-	-	5,541	-
Administration fee	-	-	-	-	24,000	-
Surveying	-	(9,753)	-	-	50,600	-
Write-off	-	-	(29,468)	-	-	-
Closing balance	2,869	2,279,702	-	21,808	1,716,119	178,891
Balance, End Of Year	$124,069	$3,459,821	$-	$108,058	$1,994,741	$332,975

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2009

	Timmins North, Ontario	Rawlinson Lake Ontario	Cummings Ontario	Armstrong Lake Ontario	Norberg Property Ontario	Total
Acquisition Costs
Opening balance	$31,360	$-	$-	$-	$12,900	$3,412,024
Staking costs	23,800	-	-	9,700	-	49,390
Option payments cash	-	-	5,000	-	-	442,293
Option payments shares	-	-	-	-	-	86,946
Administration fee	-	-	-	-	-	9,636
Write-off	-	-	-	(9,700)	(12,900)	(42,780)
Closing balance	55,160	-	5,000	-	-	3,957,509

Deferred Exploration
Opening balance	403,575	6,265	-	-	-	10,628,406
Consulting	-	-	-	-	-	15,684
Drilling	-	-	-	-	-	256,202
Geological	1,975	-	-	-	-	359,639
Line cutting	-	-	-	-	-	34,812
Mapping and sampling	1,100	-	-	-	-	110,198
Equipment rentals	-	-	-	-	-	79,361
Administration fee	-	-	-	-	-	53,907
Surveying	-	-	-	-	-	97,768
Write-off	-	-	-	-	-	(29,468)
Closing balance	406,650	6,265	-	-	-	11,606,509
Balance, End Of Year	$461,810	$6,265	$5,000	$-	$-	$15,564,018

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Ajax Group Ontario	Mennin Lake Ontario	Timmins West Group Ontario	Connor Creek British Columbia	Blackstock Ontario	Oke & Ford Property Ontario
Acquisition Costs
Opening balance	$148,434	$178,698	$176,360	$188,698	$89,715	$201,144	$22,500	$15,840	$134,300
Staking costs	280	23,032	3,600	-	-	20,421	-	9,520	-
Option payments cash	70,000	60,000	25,000	100,000	-	67,000	-	-	-
Option payments shares	-	20,000	35,500	15,000	10,250	102,575	-	-	-
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	(100,000)	(99,965)	(76,375)	(22,500)	-	-
Reclassified to accounts receivable	-	-	-	-	-	-	-	-	-
Closing balance	218,714	281,730	240,460	203,698	-	314,765	-	25,360	134,300

Deferred Exploration
Opening balance	225,870	993,832	191,345	196,343	173,762	94,233	555,514	29,655	-
Consulting	-	100	100	-	-	550	-	-	-
Drilling	215,922	364,940	6,214	1,067,298	-	287,457	38,347	-	-
Geological	97,508	8,378	13,853	76,751	24,631	67,453	2,793	-	-
Line cutting	5,994	60,551	2,985	50,496	-	72,312	-	-	-
Mapping and sampling	29,810	43,467	129,034	157,542	6,803	22,717	30,519	660	-
Miscellaneous	-	-	100	-	-	-	-	-	-
Administration fee	-	24,100	-	-	-	1,550	18,760	-	-
Surveying	-	86,044	393,389	124,132	-	242,718	-	6,304	-
Write-off	-	-	-	-	(205,196)	(124,695)	(645,933)	-	-
Closing balance	575,104	1,581,412	737,020	1,672,562	-	664,295	-	36,619	-
Balance, End Of Year	$793,818	$1,863,142	$977,480	$1,876,260	$-	$979,060	-	$61,979	$134,300

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Gould Copper Ontario	Hunter Gold Ontario	Chapleau Group Ontario	Willet Ontario	Sharpe & Savard Ontario	Morin Property Ontario	Loveland Property Group Ontario	Chewett Property Ontario	Dale Gold Property Ontario
Acquisition Costs
Opening balance	$43,465	$30,555	$366,145	$22,500	$26,625	$44,600	$246,991	$19,680	$25,500
Staking costs	1,560	-	-	-	8,508	-	155,553	500	5,500
Option payments cash	-	5,000	112,572	10,000	50,000	30,000	300,000	-	15,000
Option payments shares	6,900	14,250	-	17,750	-	12,600	182,400	-	19,500
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	-	-	11,740	-	-	-	-	-	-
Write-off	(51,925)	(49,805)	-	(50,250)	(85,133)	-	-	-	-
Reclassified to accounts receivable	-	-	-	-	-	-	-	-	-
Closing balance	-	-	490,457	-	-	87,200	884,944	20,180	65,500

Deferred Exploration
Opening balance	60,748	1,819	415,503	10,270	27,475	831	68,187	21,592	640
Consulting	-	-	-	-	-	-	-	-	-
Drilling	-	4,350	-	-	46,472	-	1,135,815	-	-
Geological	-	-	280,234	-	1,000	-	137,340	-	113
Line cutting	17,722	10,232	389,413	-	-	-	101,910	-	20,968
Mapping and sampling	80	36,503	210,631	-	574	-	42,554	-	-
Miscellaneous	765	-	-	-	-	-	313	-	-
Administration fee	-	-	137,098	-	-	-	148	-	-
Surveying	36,070	41,175	-	-	6,110	-	291,924	7,876	-
Write-off	(115,385)	(94,079)	-	(10,270)	(81,631)	-	-	-	-
Closing balance	-	-	1,432,879	-	-	831	1,778,191	29,468	21,721
Balance, End Of Year	$-	$-	$1,923,336	$-	$-	$88,031	$2,663,135	$49,648	$87,221

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Horwood Group Ontario	East Breaccia Ontario	Anderson Lake Ontario	Gogama Moly Property Ontario	Owl Lake Ontario	Meteor Lake Property Ontario	McTavish Property Ontario	Mine Center Property Ontario	Meggisi Lake Property Ontario
Acquisition Costs
Opening balance	$142,705	$75,170	$64,950	$16,500	$10,000	$15,381	$2,640	$2,340	$-
Staking costs	2,760	22,914	-	-	2, 061	-	-	-	-
Option payments cash	45,000	25,000	25,000	15,000	-	-	-	-	12,000
Option payments shares	74,750	11,500	10,500	26,625	23,565	-	-	-	9,250
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	657	-	-	-	-	-	-	-	-
Write-off	-	-	(100,450)	(58,125)	(35,626)	(15,381)	(2,640)	-	(21,250)
Reclassified to accounts receivable	-	-	-	-	-	-	-	(2,340)	-
Closing balance	265,872	134,584	-	-	-	-	-	-	-

Deferred Exploration
Opening balance	882,352	57,681	14,394	940	900	15,102	-	-	-
Consulting	1,125	-	-	-	-	-	-	-	-
Drilling	698,288	391	-	-	-	-	-	-	-
Geological	81,243	18,781	35,964	1,800	-	-	-	-	-
Line cutting	43,233	22,970	21,333	-	-	-	-	-	-
Mapping and sampling	26,266	29,072	1,692	-	-	-	-	-	-
Miscellaneous	-	-	-	-	-	-	-	-	-
Administration fee	24,000	45	-	-	-	-	-	-	746
Surveying	(240,227)	43,245	-	-	-	-	-	-	-
Write-off	-	-	(73,383)	(2,740)	(900)	(15,102)	-	-	(746)
Closing balance	1,516,280	172,185	-	-	-	-	-	-	-
Balance, End Of Year	$1,782,152	$306,769	$-	$-	$-	$-	$-	$-	$-

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Timmins North, Ontario	Norberg Property Ontario	Revell Property Ontario	Rawlinson Lake Ontario	Total
Acquisition Costs
Opening balance	$-	$-	$-	$-	$2,311,436
Staking costs	31,360	-	-	-	287,569
Option payments cash	-	6,000	25,000	-	997,572
Option payments shares	-	6,900	17,250	-	602,065
Finder’s fees cash	-	-	-	-	15,000
Administration fee	-	-	-	-	12,398
Write-off	-	-	(42,250)	-	(811,675)
Reclassified to accounts receivable	-	-	-	-	(2,340)
Closing balance	31,360	12,900	-	-	3,412,025

Deferred Exploration
Opening balance	-	-	-	-	4,039,981
Consulting	-	-	-	-	1,875
Drilling	-	-	-	-	3,865,493
Geological	11,559	-	-	6,265	865,666
Line cutting	-	-	-	-	820,119
Mapping and sampling	660	-	-	-	767,592
Miscellaneous	-	-	-	-	313
Administration fee	-	-	-	-	207,311
Surveying	391,356	-	-	-	1,430,116
Write-off	-	-	-	-	(1,370,060)
Closing balance	403,575	-	-	6,265	10,628,406
Balance, End Of Year	$434,935	$12,900	$-	$6,265	$14,040,431

EXHIBIT INDEX

Following is a list of all of the exhibits that are filed as part of this Form 20-F:

Exhibit 1.1	Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)
Exhibit 1.2	Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980(1)
Exhibit 1.3	Altered Memorandum dated December 11, 1990 (filed on January 9, 1991)(1)
Exhibit 1.4	Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991(1)
Exhibit 1.5	Altered Memorandum dated February 15, 2000 (filed on March 13, 2000)(1)
Exhibit 1.6	Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000(1)
Exhibit 1.7	Altered Memorandum dated May 8, 2003 (filed on May 16, 2003)(1)
Exhibit 1.8	Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003(1)
Exhibit 1.9	Articles of the Company (formerly known as Golden Trend Energy Ltd.)(1)
Exhibit 1.10	Transition Application dated January 5, 2005(3)
Exhibit 1.11	Notice of Articles dated January 5, 2005(3)
Exhibit 1.12	Notice of Alteration dated May 30, 2005 (filed on June 2, 2005)(4)
Exhibit 1.13	Articles of the Company (filed on June 2, 2005)(4)

Exhibit 4.1	Mineral Exploration Option Agreement dated May 30, 2002 between the Company and Goldrea Resources Corp.(1)
Exhibit 4.2	Amending Agreement dated August 27, 2002 between the Company and Goldrea Resources Corp.(1)
Exhibit 4.3	Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers(1)
Exhibit 4.4	Non Flow-Through Subscription Agreements dated September 10, 2002 between the Company and various purchasers including Richard W. Hughes(1)
Exhibit 4.5	Debt Settlement Agreement dated September 10, 2002 between the Company and Bullock Consulting Ltd.(1)
Exhibit 4.6	Form of Warrant Certificate dated October 7, 2002 issued to various purchasers including Richard W. Hughes in connection with a private placement(1)
Exhibit 4.7	Director Stock Option Agreement dated October 9, 2002 between the Company and Rupert L. Bullock(1)
Exhibit 4.8	Director Stock Option Agreement dated October 9, 2002 between the Company and Lynn W. Evoy(1)
Exhibit 4.9	Director Stock Option Agreement dated October 9, 2002 between the Company and Philip J. Southam(1)
Exhibit 4.10	Officer Stock Option Agreement dated October 9, 2002 between the Company and Ronda Ross-Love(1)
Exhibit 4.11	Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation(1)
Exhibit 4.12	Warrant Certificate dated October 16, 2002 for Tri-Pol Energy Corporation(1)
Exhibit 4.13	Letter of Intent dated October 18, 2002 between the Company and Richard W. Hughes(1)
Exhibit 4.14	Subscription Agreement dated November 6, 2002 between the Company and Richard W. Hughes(1)
Exhibit 4.15	Warrant Certificate dated November 14, 2002 for Richard W. Hughes(1)
Exhibit 4.16	Director Stock Option Agreement dated December 19, 2002 between the Company and Richard W. Hughes(1)

Exhibit 4.17	Officer Stock Option Agreement dated December 19, 2002 between the Company and Stephen Pearce(1)
Exhibit 4.18	Flow-Through Subscription Agreements dated January/February 2003 between the Company and various purchasers(1)
Exhibit 4.19	Non Flow-Through Subscription Agreements dated January/February 2003 between the Company and various purchasers(1)
Exhibit 4.20	Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement(1)
Exhibit 4.21	Mineral Exploration Option Agreement dated January 31, 2003 between the Company and Kenora Prospectors & Miners, Limited(1)
Exhibit 4.22	Mineral Exploration Option Agreement dated January 31, 2003 between the Company and Machin Mines Ltd.(1)
Exhibit 4.23	Amendment to Stock Option Agreement dated February 7, 2003 between the Company and Richard W. Hughes(1)
Exhibit 4.24	Amendment to Stock Option Agreement dated February 7, 2003 between the Company and Stephen Pearce(1)
Exhibit 4.25	Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement(1)
Exhibit 4.26	Director Stock Option Agreement dated March 3, 2003 between the Company and Rupert L. Bullock(1)
Exhibit 4.27	Director Stock Option Agreement dated March 3, 2003 between the Company and Lynn W. Evoy(1)
Exhibit 4.28	Director Stock Option Agreement dated March 3, 2003 between the Company and Philip J. Southam(1)
Exhibit 4.29	Director Stock Option Agreement dated March 3, 2003 between the Company and Richard W. Hughes(1)
Exhibit 4.30	Officer Stock Option Agreement dated March 3, 2003 between the Company and Stephen Pearce(1)
Exhibit 4.31	Officer Stock Option Agreement dated March 3, 2003 between the Company and Ronda Ross-Love(1)
Exhibit 4.32	Non-Flow Subscription Agreement dated May 2003 between the Company and various purchasers(1)
Exhibit 4.33	Form of Warrant Certificate dated May 29, 2003 issued to various purchasers in connection with a private placement(1)
Exhibit 4.34	Letter of Termination dated June 6, 2003 from the Company to Goldrea Resources Corp. (1)
Exhibit 4.35	Consultant Stock Option Agreement dated June 16, 2003 between the Company and Kevin Leonard(1)
Exhibit 4.36	Loan Agreement dated July 4, 2003 between the Company and Munday Home Sales Ltd.(1)
Exhibit 4.37	Subscription Agreement dated September 16, 2003 between the Company and Munday-Maxwell & Gaylene-Association(1)
Exhibit 4.38	Form of Warrant Certificate dated May 29, 2003 issued to Munday-Maxwell & Gaylene Association in connection with a private placement(1)
Exhibit 4.39	Finder’s Fee Agreement dated July 18, 2002 between Richard Hughes and Donald E. Cross(2)
Exhibit 4.40	Consulting Agreement dated November 1, 2003 between the Company and Kevin Leonard(2)

Exhibit 4.41	Flow-Through Subscription Agreements dated November/December 2003 between the Company and various purchasers(2)
Exhibit 4.42	Non Flow-Through Subscription Agreements dated November/December 2003 between the Company and various purchasers(2)
Exhibit 4.43	Form of Warrant Certificate dated December 22, 2003 issued to various purchasers in connection with a private placement(2)
Exhibit 4.44	Management Agreement dated January 1, 2004 between the Company and Bullock Consulting Ltd.(2)
Exhibit 4.45	Director Stock Option Agreement dated January 6, 2004 between the Company and Rupert L. Bullock(2)
Exhibit 4.46	Director Stock Option Agreement dated January 6, 2004 between the Company and Lynn W. Evoy(2)
Exhibit 4.47	Director Stock Option Agreement dated January 6, 2004 between the Company and Philip J. Southam(2)
Exhibit 4.48	Director Stock Option Agreement dated January 6, 2004 between the Company and Richard W. Hughes(2)
Exhibit 4.49	Officer Stock Option Agreement dated January 6, 2004 between the Company and Beverly J. Bullock(2)
Exhibit 4.50	Officer Stock Option Agreement dated January 6, 2004 between the Company and Ronda Ross-Love(2)
Exhibit 4.51	Consultant Stock Option Agreement dated January 6, 2004 between the Company and Kevin Leonard(2)
Exhibit 4.52	Stock Option Plan effective April 8, 2004(2)
Exhibit 4.53	Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited(3)
Exhibit 4.54	Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd.(3)
Exhibit 4.55	Loan Agreement dated August 19, 2004 between the Company and Munday Home Sales Ltd.(3)
Exhibit 4.56	Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. – Todd Township Property(3)
Exhibit 4.57	Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. – Maskooch Lake Property(3)
Exhibit 4.58	Mining Option Agreement dated August 31, 2004 between the Company and 1544230 Ontario Inc.(3)
Exhibit 4.59	Debt Settlement Agreement dated October 8, 2004 between the Company and Munday Home Sales Ltd. (“MHS”)(3)
Exhibit 4.60	Debt Settlement Agreement dated October 8, 2004 between the Company and Tri-Pol Energy Corporation (“Tri-Pol”)(3)
Exhibit 4.61	Form of Warrant Certificate dated December 23, 2004 for each of MHS and Tri-Pol(3)
Exhibit 4.62	Subscription Agreements dated November 2004 between the Company and various purchasers(3)
Exhibit 4.63	Form of Warrant Certificate dated December 8, 2004 issued to various purchasers in connection with a private placement(3)
Exhibit 4.64	Subscription and Renunciation Agreement between the Company and Canadian Small Cap Resource Fund 2004 Limited Partnership dated December 23, 2004(3)
Exhibit 4.65	Form of Warrant Certificate dated December 30, 2004 issued to Canadian Small Cap Resource Fund 2004 Limited Partnership(3)
Exhibit 4.66	Form of Warrant Certificate dated December 30, 2004 issued to First Associates Inc.(3)

Exhibit 4.67	Subscription Agreements dated March 2005 between the Company and various purchasers(3)
Exhibit 4.68	Form of Warrant Certificate dated March 23, 2005 issued to various purchasers in connection with a private placement(3)
Exhibit 4.69	Subscription Agreement between the Company and Hastings Management Corp. dated April 13, 2005(3)
Exhibit 4.70	Assignment Agreement dated March 24, 2005 between the Company and Vault Minerals Inc.(4)
Exhibit 4.71	Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe(4)
Exhibit 4.72	Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited(4)
Exhibit 4.73	Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe(4)
Exhibit 4.74	Mining Option Agreement dated March 28, 2005 between the Company and Canadian Prospecting Ventures Inc.(4)
Exhibit 4.75	Mining Option Agreement dated May 6, 2005 between the Company and Merton Stewart(4)
Exhibit 4.76	Administrative Services Agreement dated January 1, 2006 between the Company and Hastings Management Corp.(4)
Exhibit 4.77	Purchase and Sale Agreement dated June 13, 2005 between the Company and Aurora-Larder Mining Corporation Limited and Kirnova Corp.(4)
Exhibit 4.78	Mining Option Agreement dated June 21, 2005 between the Company and Canadian Prospecting Ventures Inc.(4)
Exhibit 4.79	Mining Option Agreement dated June 21, 2005 between the Company and Aurora-Larder Mining Corporation Limited(4)
Exhibit 4.80	Letter agreement dated July 19, 2005 between the Company and Pat Gryba(4)
Exhibit 4.81	Mining Option Agreement dated July 22, 2005 between the Company and Kirnova Corp. (as to 75%) and Todd Keast (as to 25%)(4)
Exhibit 4.82	Mining Option Agreement dated July 28, 2005 between the Company and Ken Fenwick and George Lucuik(4)
Exhibit 4.83	Form of Stock Option Agreement dated July 28, 2005 between the Company and, directors(4)
Exhibit 4.84	Form of Stock Option Agreement dated July 28, 2005 between the Company and consultants(4)
Exhibit 4.85	Form of Stock Option Agreement dated July 28, 2005 between the Company and management company employees(4)
Exhibit 4.86	Flow-Through Subscription Agreements dated August 3, 2005 between the Company and various purchasers(4)
Exhibit 4.87	Non-Flow Subscription Agreements dated August 3, 2005 between the Company and various purchasers(4)
Exhibit 4.88	Form of Warrant Certificate dated October 7, 2005 issued to various purchasers in connection with a private placement(4)
Exhibit 4.89	Mining Option Agreement dated August 22, 2005 between the Company and Filo Exploration Services Limited and David V. Jones(4)
Exhibit 4.90	Mining Option Agreement dated September 19, 2005 between the Company and Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc.(4)
Exhibit 4.91	Mining Option Agreement dated September 20, 2005 between the Company and Kootenay Gold Inc.(4)

Exhibit 4.92	Letter Agreement dated October 1, 2005 between the Company and Golden Chalice Resources Inc.(4)
Exhibit 4.93	Form of letter dated September 16, 2005 from the Company to insiders or consultant(4)
Exhibit 4.94	Mining Option Agreement dated October 12, 2005 between the Company and Canadian Prospecting Ventures Inc.(4)
Exhibit 4.95	Form of Stock Option Agreement dated November 18, 2005 between the Company and directors(4)
Exhibit 4.96	Form of Stock Option Agreement dated November 18, 2005 between the Company and consultants(4)
Exhibit 4.97	Form of Stock Option Agreement dated November 18, 2005 between the Company and management company employees(4)
Exhibit 4.98	Flow-Through Subscription Agreements dated November 30, 2005 between the Company and various purchasers(4)
Exhibit 4.99	Non-Flow Subscription Agreements dated November 30, 2005 between the Company and various purchasers(4)
Exhibit 4.100	Form of Warrant Certificate dated January 18, 2006 issued to various purchasers in connection with a private placement(4)
Exhibit 4.101	Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross, Christina McManus, Jennah Durham, Denis LaForest and Garry Windsor(4)
Exhibit 4.102	Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme(4)
Exhibit 4.103	Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross and Garry Frederick Windsor(4)
Exhibit 4.104	Form of Stock Option Agreement dated February 2, 2006 between the Company and directors(4)
Exhibit 4.105	Form of Stock Option Agreement dated February 2, 2006 between the Company and consultants(4)
Exhibit 4.106	Form of Stock Option Agreement dated February 2, 2006 between the Company and management company employees(4)
Exhibit 4.107	Mining Option Agreement dated March 1, 2006 between the Company and Ken Fenwick, George Lucuik and Daniel Shelly(6)
Exhibit 4.108	Stock Option Plan (effective March 22, 2006)(6)
Exhibit 4.109	Form of Flow-Through Subscription Agreement dated April 2006(6)
Exhibit 4.110	Form of Non-Flow-Through Subscription Agreement dated April 2006(6)
Exhibit 4.111	Form of Warrant Certificate dated May 18, 2006 issued to various purchasers in connection with a private placement(6)
Exhibit 4.112	Mining Option Agreement dated May 2, 2006 between the Company and Frederick J. Ross, Garry Windsor and Bruce Durham(6)
Exhibit 4.113	Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais, Bruce Pigeon and Lance Eden(6)
Exhibit 4.114	Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais and Johnny Gull(6)
Exhibit 4.115	Mining Option Agreement dated May 28, 2006 between the Company and Frederick J. Ross and Garry Windsor(6)
Exhibit 4.116	Mining Option Agreement dated May 28, 2006 between the Company and Denis Morin and Roger Denomme(6)
Exhibit 4.117	Mining Option Agreement dated June 23, 2006 between the Company and Ken Fenwick, Karl Bjorkman and Don Devereaux(6)
Exhibit 4.118	Letter Agreement dated June 28, 2006 between the Company and Frederick J. Ross and Garry Windsor(6)

Exhibit 4.119	Form of Joint Venture Agreement between the Company and Golden Chalice Resources Ltd.(6);
Exhibit 4.120	Form of Flow-Through Subscription Agreement dated December 2006(6)
Exhibit 4.121	Form of Non-Flow-Through Subscription Agreement dated December 2006(6)
Exhibit 4.122	Form of Warrant Certificate dated December 22, 2006 issued to various purchasers in connection with a private placement(6)
Exhibit 4.123	Mining Option Agreement dated February 5, 2007 between the Company and Ashley Gold Mines Limited and David R. Healey(6)
Exhibit 4.125	Form of Warrant Certificate dated February 6, 2007 issued to various purchasers in connection with a private placement(6)
Exhibit 4.124	Mining Option Agreement dated February 7, 2007 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley(6);
Exhibit 4.126	Mining Option Agreement dated February 7, 2007 between the Company and Pat Gryba and Arthur Elmgren(7)
Exhibit 4.127	Mining Option Agreement dated March 1, 2007 between the Company and CJP Exploration Inc. and Ashley Gold Mines Limited(7)
Exhibit 4.128	Form of Subscription Agreement dated April 2007(7)
Exhibit 4.129	Form of Warrant Certificate dated May 24, 2007 issued to various purchasers in connection with a private placement(7)
Exhibit 4.130	Form of Subscription Agreement dated July 2007(7)
Exhibit 4.131	Form of Warrant Certificate dated September 11, 2007 issued to various purchasers in connection with a private placement(7)
Exhibit 4.132	Amendment Agreement between the Company and Ken Fenwick and George Lucuik(7)
Exhibit 4.133	Mining Option Agreement dated October 16, 2007 between the Company and David Meunier and Christopher Pegg(7)
Exhibit 4.134	Mining Option Agreement dated November 1, 2007 between the Company and Rubicon Minerals Corporation(7)
Exhibit 4.135	Mining Option Agreement dated February 14, 2008 between the Company Pierre Robert and Fred Fortier(7)
Exhibit 4.136	Purchase Agreement dated March 11, 2008 between the Company and Moneta Porcupine Mines Inc.(7)
Exhibit 4.137	Form of Subscription Agreement dated March 2008 (flow-through)(8)
Exhibit 4.138	Form of Subscription Agreement dated March 2008 (non flow-through)(8)
Exhibit 4.139	Form of Warrant Certificate dated April 22, 2008 issued to various purchasers in connection with a private placement(8)
Exhibit 4.140	Form of Subscription Agreement dated May 2008 (non flow-through)(8)
Exhibit 4.141	Form of Warrant Certificate dated July 16, 2008 issued to various purchasers in connection with a private placement(8)
Exhibit 4.142	Form of Subscription Agreement dated August 2008 (flow-through)(8)
Exhibit 4.143	Form of Warrant Certificate dated August 26, 2008 issued to various purchasers in connection with a private placement(8)
Exhibit 4.144	Form of Subscription Agreement dated September 2008 (flow-through)(8)
Exhibit 4.145	Form of Subscription Agreement dated September 2008 (non flow-through)(8)
Exhibit 4.146	Form of Warrant Certificate dated October 28, 2008 issued to various purchasers in connection with a private placement(8)
Exhibit 4.147	Mining Option Agreement dated December 7, 2007 between the Company and Kealey Cummings and Aline Cummings(8)
Exhibit 4.148	Amending Agreement dated December 4, 2008 between the Company and Kealey Cummings and Aline Cummings(8)

Exhibit 4.149	Amending Agreement dated December 15, 2008 between the Company and Canadian Prospecting Ventures Inc.(8)
Exhibit 4.150	Amending Agreement dated December 15, 2008 between the Company and Frederick Ross and Garry Windsor(8)
Exhibit 4.151	Amending Agreement dated December 15, 2008 between the Company and Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley(8)
Exhibit 4.152	Amending Agreement dated January 27, 2009 between the Company and Canadian Prospecting Ventures Inc.(8)
Exhibit 4.153	Amending Agreement dated December 12, 2008 between the Company and Canadian Prospecting Ventures Inc. – Capitol Silver Property(9)
Exhibit 4.154	Amending Agreement dated April 22, 2009 between the Company and Aurora-Larder Mining Corporation Limited – Silverstrike Property(9)
Exhibit 4.155	Form of Subscription Agreement dated December 8, 2008(9)
Exhibit 4.156	Form of Warrant Certificate dated December 31, 2008 issued to various purchasers in connection with the December 2008 private placement(9)
Exhibit 4.157	Amending Agreement dated January 14, 2009 between the Company and David Meunier and Christopher Pegg – Jessop Property(9)
Exhibit 4.158	Amending Agreement dated January 27, 2009 between the Company and Canadian Prospecting Ventures Inc. – Silverclaim Property(9)
Exhibit 4.159	Administrative Services Agreement dated February 1, 2009 between the Company and Hastings Management Corp.(9)
Exhibit 4.160	Amending Agreement dated February 10, 2009 between the Company and Ken Fenwick, George Luciuk and Daniel Shelly – East Breccia Property(9)
Exhibit 4.161	Amending Agreement dated May 13, 2009 between the Company and Aurora-Larder Mining Corporation, CJP Exploration Inc. and Barry McCombe – Thompson Property(9)
Exhibit 4.162	Amending Agreement dated May 14, 2009 between the Company and Denis Morin and Roger Denomme- Morin Property(9)
Exhibit 4.163	Form of Subscription Agreement dated June 5, 2009(9)
Exhibit 4.164	Form of Warrant Certificate dated July 22, 2009 issued to various purchasers in connection with the June 2009 private placement(9)
Exhibit 4.165	Form of Subscription Agreement dated July 2, 2009(9)
Exhibit 4.166	Form of Warrant Certificate dated July 21, 2009 issued to various purchasers in connection with the July 2009 private placement(9)
Exhibit 4.167	Mining Option Agreement dated August 5, 2009 between the Company and Larry Gervais and John der Weduwen - Sewell East Property(9)
Exhibit 4.168	Amending Agreement dated August 25, 2009 between the Company and Frederick J. Ross, Garry Windsor and Bruce Durham – Patent Gold Property(9)
Exhibit 4.169	Form of Subscription Agreement dated September 15, 2009(9)
Exhibit 4.170	Form of Warrant Certificate dated October 29, 2009 issued to various purchasers in connection with the September 2009 private placement(9)
Exhibit 4.171	Mining Option Agreement dated November 19, 2009 between the Company and Fred Ross, Garry Windsor and Pierre Robert - Tionaga Property(9);

Exhibit 12.1	Certification of Richard W. Hughes Pursuant to Rule 13a-14(a)(9)
Exhibit 12.2	Certification of Alan D. Campbell Pursuant to Rule 13a-14(a)(9)

Exhibit 13.1	Certification of Richard W. Hughes Pursuant to 18 U.S.C. Section 1350(9)
Exhibit 13.2	Certification of Alan D. Campbell Pursuant to 18 U.S.C. Section 1350(9)

Exhibit 15.1
Map of Ontario including the Todd, Maskooch, Silverstrike, Silverclaim, Capitol Silver, Thompson, Kell, Hudson Bay, Ajax, Banting Chambers, Strathy, Bompass-Strathy, Fripp, Keith Sewell, Jessop, Fripp West, Sewell East, Patent, Blackstock, Oke, Ford, Forge Lake, Otter Pond, Chapleau, Morin, Loveland 1 and Loveland 2, Dale Gold, Horwood, Horwood 2, Labbe, Ross Windsor, East Breccia, Cummings, Cowie/Aguonie, Esquega/Corbiere, and Tionaga(9)

Exhibit 15.2	Map of British Columbia including the Connor Creek Property(7)
Exhibit 15.3	Map of New Brunswick including the Tetagouche Property(5)

______________________________

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F, filed with the Commission on October 14, 2003, and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form 20-F, filed with the Commission on June 21, 2004, and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on April 20, 2005, and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on April 24, 2006, and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-FA, filed with the Commission on November 16, 2006, and incorporated herein by reference.
(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on April 20, 2007, and incorporated herein by reference.
(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on April 28, 2008, and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on April 28, 2009, and incorporated herein by reference.
(9)	Filed herewith