Form 20-F/A
period 2009-10-31
AMADOR GOLD CORP
filed 2010-09-08
CIK 1266833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 20-F
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

As of March 31, 2010:  267,040,856 common shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

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

☐ Yes ☒ No

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

The Company would like to further explore and develop this property but is dependent upon the availability of private placements funds in order to do so.

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

In October 2008, field work and sampling was conducted at the property.  A 9-10 meter wide shear zone was evaluated associated with chlorite and ankerite with associated historic gold assays.  Preliminary research showed the zone can be followed for several kilometers across the property.  The main targets for follow up exploration are areas where the shear zone intersects with iron formations on the property as these may provide chemical traps for gold formations.

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

The Company would like to further explore and develop these properties but is dependent upon the availability of private placements funds in order to do so.

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

The Company would like to further explore and develop this property group but is dependent upon the availability of private placements funds in order to do so.

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

The Company completed an exploration program involving magnetic and electromagnetic surveys and drilling of 17 holes, totaling 2270 m, testing the Kell vein along strike and at shallow depths.  The exploration program successfully identified areas of silver enrichment along the Kell Mine deformation zone, with drill hole AGKL07-08 returning 2,401 g/t silver over 1.73m, drilled width from 36.72-38.45m.  The silver is hosted in a quartz-calcite-chlorite vein zone in altered diabase, where silver is found in both veining and wall rock.  The intersection returned a higher grade sample of 4,580 g/t silver over 0.53m as well as 3,574 g/t silver over 0.40m.

Drilling also intersected 262 g/t silver over 8.63m drilled width in drill hole AGKL07-04 from 57.54m to 66.17m.  This interval also returned a value of 2,410 g/t silver over 0.92m drilled width.  Based on these results future work programs will be developed.

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

The Company would like to further explore and develop this property group but is dependent upon the availability of private placements funds in order to do so.

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

Literature surveys by MacRae (2007) stated that a bulk sample in 1930 assayed 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum as well as 8% copper and 3% nickel, while, ‘in January 1934, a shipment of 13.64 tonnes of ore was received by the Mines Branch, Ottawa, returning a value of 1.12% copper, 1.02% nickel, 0.34 g/t gold, 6.17 g/t silver, and, 4.46 g/t platinum and palladium.’

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

The Company would like to further explore and develop this property group but is dependent upon the availability of private placements funds in order to do so.

Timmins West Group, Ontario

A.           Fripp Property, Ontario

The Company has acquired a 100% interest in the Fripp Property, Ontario.  Consideration was $5,000 (paid), 100,000 common shares of the Company (100,000 issued) and $20,000 in exploration expenditures (completed).  The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000.

In 1965, trenching uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property.  Grab samples returned an assay of 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its contact with diorite returning 0.5% nickel.

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

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization.  One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine.  It is also adjacent to the west boundary of PGM Ventures’ Sangold Property.  In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold drilled width, respectively.

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

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center.  Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property.  These rocks also appear to be cross-cut by east-west shearing similar to Timmins.  Historical till sampling immediately down-ice of the Jessop Property returned numerous gold values in till samples.

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

The Company has budgeted approximately $150,000 for surveying, mapping and sampling on these properties.  Charles Hartley, P.Geo. is responsible for overseeing geological work on these properties.

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

There is currently no work program planned on these properties.

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

The Company would like to further explore and develop this property group but is dependent upon the availability of private placements funds in order to do so.

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

In March, 2008, the Company announced the discovery of nickel (Ni) and copper (Cu) mineralization on the Loveland Property.  Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization.  The third of the three holes (AMDG-03) intersected three higher grade intersections within a 45 metre wide nickel-copper zone.  The three intersections are  1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and  0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters (drilled width).  These three separate intersections occur within a 45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

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

During spring 2009 the Company completed a drilling program on the Loveland property to test several VTEM targets as well as follow up on the2008 gold discovery below the Cominco Zone.  The results of this program led to a new Ni-Cu discovery. Drill hole LL09-07 intersected 1.02% combined Ni-Cu over 5.4 meters drilled width from 36.90 to 42.30 meters.  This includes a section which assayed 2.12% combined Ni-Cu over 1.5 meters from 36.90 to 38.40 meters drilled width. Only 3 of the current 33 VTEM conductors have been tested in this drill program; A, B and C on the map (http://www.amadorgoldcorp.com/i/pdf/2009-05-21_NRM.pdf).

Four previous drill holes were extended into the projected gold zone horizon as well as five holes drilled during the Spring 2009 program.  All holes intersected anomalous gold values.  Results include 3.81 g\t gold over 0.2m in hole LL09-13W, 3.87 g\t gold over 0.4 m in drill hole LL09-04 and 400 m southeast 3.74 g\t gold over 0.5m in drill hole LL08-23.  The established continuity of the gold mineralization, as well as the high-grade results in 2008 drill hole LL08-13 and prospecting successes, confirm the presence of a larger gold system with the potential for higher-grade zones.

Future programs will focus on advancing the original 33 additional drill targets identified to date.

The Company has budgeted approximately $1,000,000 for drilling, geological work, mapping and sampling on these properties.  Charles Hartley, P.Geo. is responsible for overseeing geological work on these properties.

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

The Company would like to further explore and develop this property but is dependent upon the availability of private placements funds in order to do so.

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

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t  gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples. Results to date indicate that gold mineralization is not restricted to the en-echelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

A third large gold bearing zone, the Gabbro zone, on the Horwood Property has been discovered.  Approximately 175 channel samples were collected from the newly discovered Gabbro zone.  Highlights from some of the separate channel samples of this zone include the following gold grades 13.03 g/t over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79 g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

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

The Company has budgeted approximately $500,000 for drilling, geological work, mapping and sampling on these properties.  Charles Hartley, P.Geo. is responsible for overseeing geological work on these properties.

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

The Company would like to further explore and develop this property but is dependent upon the availability of private placements funds in order to do so.

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

The Company would like to further explore and develop this property but is dependent upon the availability of private placements funds in order to do so.

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

The Company would like to further explore and develop this property group but is dependent upon the availability of private placements funds in order to do so.

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

There were 267,040,856 (unaudited) common shares issued and outstanding at March 31, 2010.  Based on the records of the Company’s transfer agent, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, to the best of the Company’s knowledge, there were at March 31, 2010, of record, 113 Canadian shareholders, 16 U.S. shareholders and 2 international shareholders, representing 258,343,130, 4,242,254 and 4,455,472 common shares respectively, being 96.7%, 1.6% and 1.7% respectively of the Company’s common shares then outstanding.

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

Date: August 31, 2010	Amador Gold Corp.

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

a)
On September 21, 2006, the Company’s shareholders approved a Plan of Arrangement (“the Arrangement”) dated August 11, 2006 to reorganize certain of the Company’s diamond properties. In the intervening period, and due to market conditions, the Company decided to not proceed with the Plan of Arrangement and the transaction has not been completed and is not contemplated to be completed.

b)
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

These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States (“US”).  The major differences between Canadian and US GAAP, which affect the Company’s consolidated financial statements, are as follows:

a)	Mineral property exploration and development

The Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

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

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

The effects on the Company’s consolidated financial statements are summarized below:
	2009	2008	2007
Consolidated Statements of Operations and Comprehensive Loss

Net loss and comprehensive loss for the year under:
Canadian GAAP	$(450,407)	$(4,232,821)	$(234,727)
Add: Mineral property exploration and development expenditures	(1,007,571)	(7,958,488)	(3,468,908)
Less: Write-down of properties	72,248	2,181,735	201,627
Add: Flow-through shares future income tax benefit not recognized	(1,383,000)	(59,520)	(1,177,276)
Net loss under US GAAP	$(2,768,730)	$(10,069,094)	$(4,679,284)
Loss per share – US GAAP	$(0.01)	$(0.08)	$(0.06)

	2009	2008	2007

Consolidated Statements of Cash Flows

Cash flows (used in) operating activities – Canadian GAAP	$(1,287,082)	$(1,932,338)	$(1,124,631)
Exploration advances	(240,000)	-	(16,615)
Mineral exploration costs capitalized in the year and not expensed	(1,753,293)	(5,727,318)	(2,538,039)
Cash flows (used in) operating activities – US GAAP	$(3,280,375)	$(7,659,656)	$(3,679,285)

Cash flows (used in) investing activities – Canadian GAAP	$(2,581,557)	$(7,639,579)	$(3,555,433)
Exploration advances	240,000	-	16,615
Mineral exploration costs capitalized in the year and not expensed	1,753,293	5,727,318	2,538,039
Cash flows (used in) investing activities – US GAAP	$(588,264)	$(1,912,261)	$(1,000,779)

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

	2009	2008	2007

Consolidated Balance Sheets
Assets
Mineral Properties
Canadian GAAP	$15,564,018	14,040,431	$6,351,417
Resource property expenditures (cumulative)	(11,606,509)	(10,628,406)	(4,039,978)
United States GAAP	$3,957,509	$3,412,025	$2,311,439

Stockholders’ Equity
Canadian GAAP	$15,183,007	$12,754,179	$6,827,569
Resource property expenditures (cumulative)	(11,606,509)	(10,628,406)	(4,039,978)
United States GAAP	$3,576,498	$2,125,773	$2,787,591

b)	New accounting pronouncements

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

Consolidated Balance Sheets (US GAAP)	Cumulative Amounts From Inception
Shareholders’ Equity (Stockholders’ Equity)	NUMBER OF SHARES	SHARE AMOUNT
Share Capital
Issued for
Loan bonus	411,111	$80,000
Property acquisition	8,511,269	1,391,240
Shares for debt	5,399,438	681,864
Issued for cash
Private placements	168,936,304	19,665,547
Exercise of options/warrants	41,497,833	5,714,267
Share issuance costs	-	(1,092,525)
Fair value of stock options exercised	-	12,521
Cancellation of the escrow shares	(25,000)	(250)
	224,730,955	26,452,664
Share Subscriptions Received		415,300
Contributed Surplus		1,959,495
Deficit Accumulated During The Exploration Stage		(25,183,357)
		$3,644,102

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

c)	Cumulative inception to date information (Continued)

Consolidated Statements of Operations and Comprehensive Loss (US GAAP)	Cumulative Amounts From Inception
Administrative Expenses
Amortization	$1,826
Consulting fees	1,331,389
Financing fees	112,500
Interest on debt	79,933
Investor relations and promotion	664,570
Legal and accounting	448,082
Management fees	2,360,375
Office and miscellaneous	257,481
Part XII.6 tax	161,088
Regulatory fees	308,192
Stock based compensation	1,940,992
Transfer agent fees	86,719
Recovery of prior year expenses	(13,478)
Other Income (Expenses)
Re-pricing of Warrants	27,774
Mineral property exploration and development	17,455,928
Interest income	(40,014)
Net Loss And Comprehensive Loss From Inception	$(25,183,357)

Statements of Cash Flows (US GAAP)	Cumulative Amounts From Inception
Cash Provided By (Used For)

Operating Activities
Net loss and comprehensive loss from inception	$(25,183,357)
Add items not affecting cash:
Amortization	1,826
Shares and options issued for mineral properties and loans	2,153,104
Stock based compensation	1,940,992
Re-pricing of warrants	27,774
Change in non-cash operating assets and liabilities	568,506
(20,491,155)
Financing Activities
Share subscriptions received	415,300
Issuance of share capital	25,379,814
Share issuance costs	(1,092,775)
24,702,339
Investing Activity
Purchase of equipment	(1,826)
Mineral property acquisitions costs	(3,957,509)
(3,959,335)
Net Increase In Cash And Cash Equivalents	$251,849

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2009

	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Ajax Group Ontario	Timmins West Group Ontario	Blackstock Ontario	Oke & Ford Property Ontario	Chapleau Group Ontario
Acquisition Costs
Opening balance	$218,714	$281,730	$240,460	$203,698	$314,765	$25,360	$134,300	$490,457
Staking costs	1,440	-	-	-	-	8,600	-	-
Option payments cash	-	7,500	-	-	46,500	-	-	63,293
Option payments shares	-	9,900	3,300	-	16,000	-	-	1,421
Administration fee	-	-	-	-	-	-	-	9,636
Write-off	-	-	-	-	-	-	-	-
Closing balance	220,154	299,130	243,760	203,698	377,265	33,960	134,300	564,807

Deferred Exploration
Opening balance	575,104	1,581,412	737,020	1,672,562	664,294	36,619	-	1,432,879
Consulting	8,262	4,100	2,000	-	-	-	-	-
Drilling	-	-	-	10,500	79	-	-	8,378
Geological	4,112	28,632	4,840	2,740	23,805	700	-	16,655
Line cutting	-	-	-	-	8,740	-	-	344
Mapping and sampling	8,735	31,041	2,310	650	7,435	-	-	8,803
Equipment rentals	706	14,080	5,346	2,376	2,118	-	-	-
Administration fee	-	24,000	608	100	-	-	-	5,199
Surveying	-	52,456	55,200	24,185	7,340	-	-	(82,260)
Write-off	-	-	-	-	-	-	-	-
Closing balance	596,919	1,735,721	807,324	1,713,113	713,811	37,319	-	1,389,998
Balance, End Of Year	$817,073	$2,034,851	$1,051,084	$1,916,811	$1,091,076	$71,279	$134,300	$1,954,805

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2009

	Morin Property Ontario	Loveland Property Group Ontario	Chewett Property Ontario	Dale Gold Property Ontario	Horwood Group Ontario	East Breaccia Ontario
Acquisition Costs
Opening balance	$87,200	$884,944	$20,180	$65,500	$265,872	$134,584
Staking costs	-	5,850	-	-	-	-
Option payments cash	30,000	255,000	-	12,500	7,500	15,000
Option payments shares	4,000	34,325	-	8,250	5,250	4,500
Administration fee	-	-	-	-	-	-
Write-off	-	-	(20,180)	-	-	-
Closing balance	121,200	1,180,119	-	86,250	278,622	154,084

Deferred Exploration
Opening balance	831	1,778,191	29,468	21,721	1,516,280	172,185
Consulting	-	280	-	-	1,042	-
Drilling	-	234,170	-	-	3,075	-
Geological	2,038	179,309	-	87	88,040	6,706
Line cutting	-	4,963	-	-	20,765	-
Mapping and sampling	-	43,348	-	-	6,776	-
Equipment rentals	-	49,194	-	-	5,541	-
Administration fee	-	-	-	-	24,000	-
Surveying	-	(9,753)	-	-	50,600	-
Write-off	-	-	(29,468)	-	-	-
Closing balance	2,869	2,279,702	-	21,808	1,716,119	178,891
Balance, End Of Year	$124,069	$3,459,821	$-	$108,058	$1,994,741	$332,975

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2009

	Timmins North, Ontario	Rawlinson Lake Ontario	Cummings Ontario	Armstrong Lake Ontario	Norberg Property Ontario	Total
Acquisition Costs
Opening balance	$31,360	$-	$-	$-	$12,900	$3,412,024
Staking costs	23,800	-	-	9,700	-	49,390
Option payments cash	-	-	5,000	-	-	442,293
Option payments shares	-	-	-	-	-	86,946
Administration fee	-	-	-	-	-	9,636
Write-off	-	-	-	(9,700)	(12,900)	(42,780)
Closing balance	55,160	-	5,000	-	-	3,957,509

Deferred Exploration
Opening balance	403,575	6,265	-	-	-	10,628,406
Consulting	-	-	-	-	-	15,684
Drilling	-	-	-	-	-	256,202
Geological	1,975	-	-	-	-	359,639
Line cutting	-	-	-	-	-	34,812
Mapping and sampling	1,100	-	-	-	-	110,198
Equipment rentals	-	-	-	-	-	79,361
Administration fee	-	-	-	-	-	53,907
Surveying	-	-	-	-	-	97,768
Write-off	-	-	-	-	-	(29,468)
Closing balance	406,650	6,265	-	-	-	11,606,509
Balance, End Of Year	$461,810	$6,265	$5,000	$-	$-	$15,564,018

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Ajax Group Ontario	Mennin Lake Ontario	Timmins West Group Ontario	Connor Creek British Columbia	Blackstock Ontario	Oke & Ford Property Ontario
Acquisition Costs
Opening balance	$148,434	$178,698	$176,360	$188,698	$89,715	$201,144	$22,500	$15,840	$134,300
Staking costs	280	23,032	3,600	-	-	20,421	-	9,520	-
Option payments cash	70,000	60,000	25,000	100,000	-	67,000	-	-	-
Option payments shares	-	20,000	35,500	15,000	10,250	102,575	-	-	-
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	(100,000)	(99,965)	(76,375)	(22,500)	-	-
Reclassified to accounts receivable	-	-	-	-	-	-	-	-	-
Closing balance	218,714	281,730	240,460	203,698	-	314,765	-	25,360	134,300

Deferred Exploration
Opening balance	225,870	993,832	191,345	196,343	173,762	94,233	555,514	29,655	-
Consulting	-	100	100	-	-	550	-	-	-
Drilling	215,922	364,940	6,214	1,067,298	-	287,457	38,347	-	-
Geological	97,508	8,378	13,853	76,751	24,631	67,453	2,793	-	-
Line cutting	5,994	60,551	2,985	50,496	-	72,312	-	-	-
Mapping and sampling	29,810	43,467	129,034	157,542	6,803	22,717	30,519	660	-
Miscellaneous	-	-	100	-	-	-	-	-	-
Administration fee	-	24,100	-	-	-	1,550	18,760	-	-
Surveying	-	86,044	393,389	124,132	-	242,718	-	6,304	-
Write-off	-	-	-	-	(205,196)	(124,695)	(645,933)	-	-
Closing balance	575,104	1,581,412	737,020	1,672,562	-	664,295	-	36,619	-
Balance, End Of Year	$793,818	$1,863,142	$977,480	$1,876,260	$-	$979,060	-	$61,979	$134,300

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Gould Copper Ontario	Hunter Gold Ontario	Chapleau Group Ontario	Willet Ontario	Sharpe & Savard Ontario	Morin Property Ontario	Loveland Property Group Ontario	Chewett Property Ontario	Dale Gold Property Ontario
Acquisition Costs
Opening balance	$43,465	$30,555	$366,145	$22,500	$26,625	$44,600	$246,991	$19,680	$25,500
Staking costs	1,560	-	-	-	8,508	-	155,553	500	5,500
Option payments cash	-	5,000	112,572	10,000	50,000	30,000	300,000	-	15,000
Option payments shares	6,900	14,250	-	17,750	-	12,600	182,400	-	19,500
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	-	-	11,740	-	-	-	-	-	-
Write-off	(51,925)	(49,805)	-	(50,250)	(85,133)	-	-	-	-
Reclassified to accounts receivable	-	-	-	-	-	-	-	-	-
Closing balance	-	-	490,457	-	-	87,200	884,944	20,180	65,500

Deferred Exploration
Opening balance	60,748	1,819	415,503	10,270	27,475	831	68,187	21,592	640
Consulting	-	-	-	-	-	-	-	-	-
Drilling	-	4,350	-	-	46,472	-	1,135,815	-	-
Geological	-	-	280,234	-	1,000	-	137,340	-	113
Line cutting	17,722	10,232	389,413	-	-	-	101,910	-	20,968
Mapping and sampling	80	36,503	210,631	-	574	-	42,554	-	-
Miscellaneous	765	-	-	-	-	-	313	-	-
Administration fee	-	-	137,098	-	-	-	148	-	-
Surveying	36,070	41,175	-	-	6,110	-	291,924	7,876	-
Write-off	(115,385)	(94,079)	-	(10,270)	(81,631)	-	-	-	-
Closing balance	-	-	1,432,879	-	-	831	1,778,191	29,468	21,721
Balance, End Of Year	$-	$-	$1,923,336	$-	$-	$88,031	$2,663,135	$49,648	$87,221

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Horwood Group Ontario	East Breaccia Ontario	Anderson Lake Ontario	Gogama Moly Property Ontario	Owl Lake Ontario	Meteor Lake Property Ontario	McTavish Property Ontario	Mine Center Property Ontario	Meggisi Lake Property Ontario
Acquisition Costs
Opening balance	$142,705	$75,170	$64,950	$16,500	$10,000	$15,381	$2,640	$2,340	$-
Staking costs	2,760	22,914	-	-	2, 061	-	-	-	-
Option payments cash	45,000	25,000	25,000	15,000	-	-	-	-	12,000
Option payments shares	74,750	11,500	10,500	26,625	23,565	-	-	-	9,250
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	657	-	-	-	-	-	-	-	-
Write-off	-	-	(100,450)	(58,125)	(35,626)	(15,381)	(2,640)	-	(21,250)
Reclassified to accounts receivable	-	-	-	-	-	-	-	(2,340)	-
Closing balance	265,872	134,584	-	-	-	-	-	-	-

Deferred Exploration
Opening balance	882,352	57,681	14,394	940	900	15,102	-	-	-
Consulting	1,125	-	-	-	-	-	-	-	-
Drilling	698,288	391	-	-	-	-	-	-	-
Geological	81,243	18,781	35,964	1,800	-	-	-	-	-
Line cutting	43,233	22,970	21,333	-	-	-	-	-	-
Mapping and sampling	26,266	29,072	1,692	-	-	-	-	-	-
Miscellaneous	-	-	-	-	-	-	-	-	-
Administration fee	24,000	45	-	-	-	-	-	-	746
Surveying	(240,227)	43,245	-	-	-	-	-	-	-
Write-off	-	-	(73,383)	(2,740)	(900)	(15,102)	-	-	(746)
Closing balance	1,516,280	172,185	-	-	-	-	-	-	-
Balance, End Of Year	$1,782,152	$306,769	$-	$-	$-	$-	$-	$-	$-

Amador Gold Corp.
Schedule of Mineral Property Expenditures

For the year ended October 31, 2008

	Timmins North, Ontario	Norberg Property Ontario	Revell Property Ontario	Rawlinson Lake Ontario	Total
Acquisition Costs
Opening balance	$-	$-	$-	$-	$2,311,436
Staking costs	31,360	-	-	-	287,569
Option payments cash	-	6,000	25,000	-	997,572
Option payments shares	-	6,900	17,250	-	602,065
Finder’s fees cash	-	-	-	-	15,000
Administration fee	-	-	-	-	12,398
Write-off	-	-	(42,250)	-	(811,675)
Reclassified to accounts receivable	-	-	-	-	(2,340)
Closing balance	31,360	12,900	-	-	3,412,025

Deferred Exploration
Opening balance	-	-	-	-	4,039,981
Consulting	-	-	-	-	1,875
Drilling	-	-	-	-	3,865,493
Geological	11,559	-	-	6,265	865,666
Line cutting	-	-	-	-	820,119
Mapping and sampling	660	-	-	-	767,592
Miscellaneous	-	-	-	-	313
Administration fee	-	-	-	-	207,311
Surveying	391,356	-	-	-	1,430,116
Write-off	-	-	-	-	(1,370,060)
Closing balance	403,575	-	-	6,265	10,628,406
Balance, End Of Year	$434,935	$12,900	$-	$6,265	$14,040,431