Form 20-F/A
period 2009-10-31
AMADOR GOLD CORP
filed 2010-12-03
CIK 1266833

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

In 1965, trenching uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property.  Grab samples returned an assay of 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its contact with diorite returning 0.5% nickel.  The average weight of the grab samples was 8.5 kg.

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

Amador plans to fly the remaining sections of the Property.

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

Chapleau Group Properties

A.           Forge Lake and Otter Pond Properties, Ontario

The Company entered into joint venture agreements with Golden Chalice Resources Inc. (“Golden Chalice”).  Consideration consists of the following:

Forge Lake Property – The original agreement dated January 4, 2006 was renegotiated on January 28, 2009.  Consideration is $57,000 payable over three years (paid), 40,000 common shares of Golden Chalice to be reimbursed in cash by the Company and 13,333 shares of Chalice Diamond, payable after three years.  In addition, there is a royalty payable of $100,000 and the issuance of 100,000 common shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement.  The exploration costs will be split 50/50 and the Company will pay a 15% administration fee.  The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures.  In addition, there is a royalty payable.  The property has favourable geology and geophysics for kimberlite targets.

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

From the drilling to date, it appears that mineralization has been intersected 400 meters vertically below surface, is open at depth and has a strike extent of approximately 175 meters.  The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface.  Management is extremely encouraged with the early drilling results on the Cominco Zone.

Later drilling focused on expanding the Cominco zone, and testing below the Hollinger Zone that is located approximately 1.5 kilometers on strike to the southeast.   Through work completed by Cominco in the mid-1970's, the Hollinger zone was reported to possess an inferred resource estimate of 442,000 tons grading .42% Cu and .71% Ni.  The Hollinger and Cominco zones are both open at depth with additional areas of untested potential on strike.

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

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows.  Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 separate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (A recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).  The average weight of the grab samples taken on the Horwood property was 8.5 kg.

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

Signatures

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: November 30, 2010	Amador Gold Corp.

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

On the effective date of the Arrangement, the Company’s common shares were to be restructured into new common shares and reorganization shares. On the effective date, each shareholder would receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share would be exchanged for one Diamondcorp common share such that Diamondcorp would hold all of the reorganization shares. The Company would then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp to satisfy the aggregate redemption price.

The transferred mineral properties and related obligations in respect of these properties held by the Company would have been at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value.  In addition, as contingent consideration from Diamondcorp., certain of the Company’s mineral property agreements contain anti-dilution provisions such that the issue of the Company’s shares would also require the issue of Diamondcorp shares on a three to one basis.

On the effective date, the exercise price of all outstanding options and warrants would have been adjusted and the options and warrants would have been separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof would be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

In the intervening period, and due to a significant downturn in market conditions, during 2008 and 2009 the Company decided to not proceed with the Plan of Arrangement. The transaction was not completed and is not contemplated to be completed, as due to changes in the marketplace the transaction was no longer considered to be in the best interest of shareholders.

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

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

The effects on the Company’s consolidated financial statements are summarized below:
	2009	2008	2007
Consolidated Statements of Operations and Comprehensive Loss

Net loss and comprehensive loss for the year under:
Canadian GAAP	$(450,407)	$(4,232,821)	$(234,727)
Add: Mineral property exploration and development expenditures	(1,007,571)	(7,958,488)	(3,468,908)
Less: Write-down of properties	72,248	2,181,735	201,627
Add: Flow-through shares future income tax benefit not recognized	(1,383,000)	(59,520)	(1,177,276)
Net loss under US GAAP	$(2,768,730)	$(10,069,094)	$(4,679,284)
Loss per share – US GAAP	$(0.01)	$(0.08)	$(0.06)

	2009	2008	2007

Consolidated Statements of Cash Flows

Cash flows (used in) operating activities – Canadian GAAP	$(1,208,433)	$(1,932,338)	$(1,124,631)
Exploration advances	(240,000)	-	(16,615)
Mineral exploration costs capitalized in the year and not expensed	(1,753,293)	(5,727,318)	(2,538,039)
Cash flows (used in) operating activities – US GAAP	$(3,201,726)	$(7,659,656)	$(3,679,285)

Cash flows (used in) investing activities – Canadian GAAP	$(2,581,557)	$(7,639,579)	$(3,555,433)
Exploration advances	240,000	-	16,615
Mineral exploration costs capitalized in the year and not expensed	1,753,293	5,727,318	2,538,039
Cash flows (used in) investing activities – US GAAP	$(588,264)	$(1,912,261)	$(1,000,779)

Amador Gold Corp.
Notes to the Consolidated Financial Statements

Years Ended October 31, 2009 and 2008

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

	2009	2008	2007

Consolidated Balance Sheets
Assets
Mineral Properties
Canadian GAAP	$15,564,018	14,040,431	$6,351,417
Resource property expenditures (cumulative)	(11,606,509)	(10,628,406)	(4,039,978)
United States GAAP	$3,957,509	$3,412,025	$2,311,439

Stockholders’ Equity
Canadian GAAP	$15,183,007	$12,754,179	$6,827,569
Resource property expenditures (cumulative)	(11,606,509)	(10,628,406)	(4,039,978)
United States GAAP	$3,576,498	$2,125,773	$2,787,591

b)	New accounting pronouncements

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