Form 20-F/A
period 2009-10-31
AMADOR GOLD CORP
filed 2011-03-03
CIK 1266833

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
    ☒   Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

T A B L E OF C O N T E N T S

SUMMARY OF AMENDMENTS		1

FORWARD LOOKING STATEMENTS		2

CONVERSION TABLE		2

GLOSSARY OF TERMS		2

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3	KEY INFORMATION	3
	A. Selected Financial Data	3
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	6

ITEM 4	INFORMATION ON THE COMPANY	10
	A. History and Development of the Company	10
	B. Business Overview	14
	C. Organizational Structure	16
	D. Property, Plants and Equipment	16

ITEM 4A	UNRESOLVED STAFF COMMENTS	33

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
	A. Operating Results	35
	B. Liquidity and Capital Resources	37
	C. Research and Development, Patents, Licenses, etc.	40
	D. Trend Information	40
	E. Off-Balance Sheet Information	40
	F. Tabular Disclosure of Contractual Information	41

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
	A. Directors and Senior Management	41
	B. Compensation	44
	C. Board Practices	47
	D. Employees	47
	E. Share Ownership	48

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
	A. Major Shareholders	50
	B. Related Party Transactions	51
	C. Interests of Experts and Counsel	52

ITEM 8	FINANCIAL INFORMATION	52
	A. Financial Statements and Other Financial Information	52
	B. Significant Changes	53

i

ITEM 9	THE OFFER AND LISTING	53
	A. Offer & Listing Details	53
	B. Plan of Distributions	54
	C. Markets	54
	D. Selling Shareholders	55
	E. Dilution	55
	D. Expenses of the Issue	55

ITEM 10	ADDITIONAL INFORMATION	55
	A. Share Capital	55
	B. Memorandum and Articles of Association	55
	C. Material Contracts	56
	D. Exchange Controls	58
	E. Taxation	58
	F. Dividends and Paying Agents	59
	G. Statement by Experts	59
	H. Documents on Display	59
	I. Subsidiary Information	59

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	60

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61

ITEM 15	CONTROLS AND PROCEDURES	61

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	63

ITEM 16B	CODE OF ETHICS	63

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	63

ITEM 16D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	64

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
	PURCHASERS	64

PART III

ITEM 17	FINANCIAL STATEMENTS	65
ITEM 18	FINANCIAL STATEMENTS	65
ITEM 19	EXHIBITS	65

SIGNATURES		65
FINANCIAL STATEMENTS		F-1

ii

SUMMARY OF AMENDMENTS

General

1.
This amendment is filed to make revisions to the filing to meet reporting requirements for such terms as grab samples, yields up to, etc., and to augment reporting of historic geological data, and to correct the financial statements.

Fripp Property, p. 22 & Horwood Group, p. 30

2.	We have revised the disclosure in respect of grab samples previously disclosed and have now included a gross weight.

Keith & Sewell Property, p. 22 & Forge Lake & Otter Pond, p. 25 & Loveland 2, p. 27

3.	We have removed references to nearby mines and other mineral properties that exist in the proximity of our properties.

Loveland 2, p. 27

4.	We have revised the reference to non-compliant 43-101 resources to comply with National Policy Instrument 43-101.

Financial Statements; Note 7-Commitments, p. F-31

5.	We have revised the disclosure to include the detail of the previous plans for a spin-off and the decision to abandon those plans.

Financial Statements; Note 12-Differences Between Cdn & US GAAP, p. F-36-41

6.	We have provided comments on the differences between Cdn. & US GAAP.as it pertains to impairment testing for the Company’s properties

Reconciling Consolidated Statements of Cash Flows, p. F-37

7.	The financial statements have been adjusted to provide consistent figures for 2009 investing activity under Canadian GAAP.correct amount is $1,208,433, and thus the amount has been adjusted to this.

The Amended Form 20F provided herein will also be filed on EDGAR shortly.

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

Date: February 1, 2011	Amador Gold Corp.

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