Form 20-F/A
period 2009-10-31
AMADOR GOLD CORP
filed 2011-04-29
CIK 1266833

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

Fripp Property, p. 22 & Horwood Group, p. 30

2.	We have revised the disclosure in respect of grab samples previously disclosed and have now included a gross weight.

Keith & Sewell Property, p. 22 & Forge Lake & Otter Pond, p. 25 & Loveland 2, p. 27

3.	We have removed references to nearby mines and other mineral properties that exist in the proximity of our properties.

Loveland 2, p. 27

4.	We have revised the reference to non-compliant 43-101 resources to comply with National Policy Instrument 43-101.

Financial Statements; Note 7-Commitments, p. F-31

5.	We have revised the disclosure to include the detail of the previous plans for a spin-off and the decision to abandon those plans.

Financial Statements; Note 12-Differences Between Cdn & US GAAP, p. F-36-41

6.	We have corrected the explanation of the differences between Canadian and US GAAP as it pertains to mineral property costs.

Reconciling Consolidated Statements of Cash Flows, p. F-37

7.
The financial statements have been adjusted to provide consistent figures for 2009 investing activity under Canadian GAAP.  The correct amount is $1,208,433, and thus the amount has been adjusted to this.

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

References made to tonnage and grade on the “Cominco Zone” and the “Hollinger Zone” are derived from the public domain, specifically in the public files of the Ontario Ministry of Northern Development of mines. While these references delineate work done in the mid 1970s they do not comply with the more recent National Instrument Policy 43-101 and as such should not be relied upon by investors. Further work on the property has resulted in the Company issuing news releases showing drill results only; with no references made to tonnage or size of mineralized area.

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

Date: April 27, 2011	Amador Gold Corp.

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

These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States (“US”).  The major differences between Canadian and US GAAP, which affect the Company’s consolidated financial statements, are as follows:

a)	Mineral property costs

Canadian and US GAAP require that mineral property acquisition costs be capitalized until the property is sold, discontinued or abandoned.

US GAAP requires mineral property exploration costs to be expensed as incurred.  Once the Company has established and begins to develop a commercially mineable deposit it would begin to capitalize the development costs.  Under Canadian GAAP a company in the exploration stage has the option to capitalize mineral property exploration costs until the property evaluation is completed. Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for US GAAP purposes while capitalizing such costs for Canadian GAAP purposes.  As the Company has not incurred any development costs, the costs remaining for US GAAP purposes relate solely to mineral property acquisition costs..

Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. When cash flows cannot be reasonably estimated prior to the completion of the property evaluation the Company considers other conditions for impairment write-down.  These conditions include unfavourable exploration results and significant unfavourable economic, legal, regulatory, environmental, political and other factors. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Under Canadian GAAP impairment write-downs include capitalized exploration costs in addition to capitalized acquisition costs.  Under US GAAP an impairment write-down of a property in the exploration stage represents a write-down of capitalized acquisition costs.

For Canadian GAAP, cash flows relating to mineral exploration property costs are reported as investing activities.  For US GAAP, these costs are reported as operating activities.

We have conducted the impairment testing required under Canadian and U.S. GAAP for each period.  Based on our testing, we have concluded that there has been no impairment of the costs capitalized for our mineral properties under U.S. GAAP incremental to the impairment charges recognized in our primary financial statements under Canadian GAAP.
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